As filed with the Securities and Exchange Commission on March 4, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALLERGAN PLC

(Exact name of registrant as specified in its charter)

Ireland	2834	98-1114402
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brenton L. Saunders

Chief Executive Officer and President

Allergan plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

(862) 261-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Paul J. Shim, Esq. James E. Langston, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	A. Robert D. Bailey Chief Legal Officer and Corporate Secretary Allergan plc Morris Corporate Center III 400 Interpace Parkway Parsippany, New Jersey 07054 (862) 261-7000	Douglas M. Lankler Executive Vice President, General Counsel Pfizer Inc. 235 East 42nd Street New York, New York 10017 (212) 733-2323	Edward D. Herlihy, Esq. David K. Lam, Esq. Alison Z. Preiss, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Ordinary Shares	6,487,230,033 shares	N/A	$184,230,277,786	$18,508,082

(1)	Represents the maximum number of ordinary shares of the registrant (“Allergan ordinary shares”) estimated to be issuable, or subject to options or other equity-based awards that are to be assumed by Allergan plc (“Allergan”), upon the consummation of the merger described herein. The number of Allergan ordinary shares being registered is based upon 6,487,230,033 shares of common stock, par value $0.05 per share, of Pfizer Inc. (“Pfizer common stock”) outstanding as of March 1, 2016 or subject to options and other equity-based awards of Pfizer Inc. (“Pfizer”) outstanding as of March 1, 2016 or that may be granted after such date and prior to consummation of the merger.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(c) and 457(f)(1) of the Securities Act, based on the market value of 6,487,230,033 shares of Pfizer common stock (the total number of shares of Pfizer common stock outstanding or issuable pursuant to options or other equity-based awards as of March 1, 2016 or that may be granted after such date and prior to consummation of the merger), as established by the average of the high and low sales prices of Pfizer common stock on the New York Stock Exchange on March 3, 2016 of $29.79, minus $6,000,000,000 (the estimated minimum amount of cash to be paid to Pfizer’s stockholders in the merger).
(3)	Pursuant to Rule 457(p) under the Securities Act, the total amount of the registration fee due is offset by $43,907.34, representing (i) the dollar amount of the filing fee previously paid by the Registrant of $53,811.19 that corresponds to unsold shares registered pursuant to the Registrant’s Registration Statement on Form S-4 (File No. 333-205726) filed under the Securities Act on July 17, 2015 and subsequently withdrawn minus (ii) the dollar amount of $9,903.85 paid by the Registrant in connection with the filing described in the foregoing clause (i), which was used to offset the filing fee payable in connection with the Registrant’s Registration Statement on Form S-8 (File No. 333-207324) filed under the Securities Act on October 1, 2015. Accordingly, the filing fee transmitted herewith is $18,508,082, which has been calculated by multiplying the estimated aggregate offering price of securities to be registered by Allergan by 0.0001007 and subtracting the offset described in the immediately preceding sentence.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the securities to be issued in the merger has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED MARCH 4, 2016, SUBJECT TO COMPLETION

To Our Shareholders:

As previously announced, on November 22, 2015, Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”) entered into an Agreement and Plan of Merger (as amended by Amendment No. 1, dated March 4, 2016, and as it may be further amended from time to time, the “merger agreement”), pursuant to which they agreed to combine their respective businesses under a single company. The combined company is expected to be a leading global pharmaceutical company with best-in-class innovative products and established products businesses.

The transaction is structured as a “reverse merger,” in which Pfizer will merge with a wholly owned subsidiary of Allergan, and the existing Allergan entity will become the parent entity of the combined company. Allergan, following the merger, is therefore referred to as the “combined company.” In the merger, each share of Pfizer common stock (other than certain shares described in the merger agreement) will be converted into, at the election of the holder of such share, either: (i) one combined company ordinary share; or (ii) an amount in cash, without interest, equal to the volume weighted average price per share of Pfizer common stock on the New York Stock Exchange (the “NYSE”) on the trading day immediately preceding the date of the consummation of the merger. Elections by Pfizer stockholders for the share consideration and the cash consideration will be subject to proration procedures set forth in the merger agreement such that Pfizer stockholders will receive in the aggregate no less than $6 billion and no more than $12 billion in cash. Accordingly, if you are a Pfizer stockholder, depending on the elections made by other Pfizer stockholders, you may receive share consideration and cash consideration in a proportion different from what you request on your election form.

Immediately prior to the merger, Allergan shareholders will receive 11.3 combined company ordinary shares for each Allergan ordinary share they hold. Allergan shareholders will receive these shares by virtue of an 11.3-for-one share split (the “Allergan share split”). As a result of the merger and the Allergan share split, it is currently estimated that the combined company will issue or reserve for issuance approximately [          ] combined company ordinary shares.

As of [                      ], 2016, and assuming that each combined company ordinary share will have a value equal to the closing price of a share of Pfizer common stock on the NYSE on such date, the implied value of the 11.3 combined company ordinary shares to Allergan shareholders was approximately $[              ]. Because Pfizer’s and Allergan’s share prices will fluctuate between now and the consummation of the merger, the value of the combined company ordinary shares received in the transactions contemplated by the merger agreement by the Pfizer stockholders and Allergan shareholders as of the date of consummation may differ from the implied value based on the share prices on [                      ], 2016 or at the time of the Pfizer special meeting or the Allergan extraordinary general meeting (the “Allergan EGM”).

Following the merger, it is expected that the combined company will be named “Pfizer plc” and the combined company ordinary shares will be listed on the NYSE under the symbol “PFE.” Shares of Pfizer common stock currently trade on the NYSE under the symbol “PFE,” and Allergan ordinary shares currently trade on the NYSE under the symbol “AGN.” It is anticipated that, immediately after the consummation of the merger, the former Pfizer stockholders and Allergan shareholders will hold, on a fully diluted basis (based on the treasury stock method) and assuming the conversion of all outstanding Pfizer preferred shares and Allergan preferred shares, approximately 56% and 44%, respectively, of the issued and outstanding combined company ordinary shares, based on the closing price of Pfizer common stock and certain other assumptions as of November 20, 2015.

The Pfizer special meeting will be held on [                      ], 2016 at [          ], local time, at [          ].

At the Pfizer special meeting, Pfizer stockholders will be asked to consider and vote on the following items:

•	a proposal to adopt the merger agreement (the “Pfizer merger proposal”);

•	a proposal to adjourn the Pfizer special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Pfizer merger proposal; and

•	a non-binding, advisory proposal to approve the compensation that may become payable to Pfizer’s named executive officers that is based on or otherwise relates to the merger (all of the foregoing proposals are collectively referred to as the “Pfizer proposals”).

The Pfizer board of directors recommends that Pfizer stockholders vote “FOR” each of the Pfizer proposals.

The Allergan EGM will be held on [                    ], 2016 at [        ], local time, at [          ].

At the Allergan EGM, Allergan shareholders will be asked to consider and vote on the following items:

•	the issuance of Allergan ordinary shares to stockholders of Pfizer in connection with the merger as contemplated by the merger agreement;

•	the sub-division of the Allergan ordinary shares whereby, immediately prior to the effective time of the merger, each existing Allergan ordinary share will be sub-divided into 11.3 combined company ordinary shares;

•	the increase to the maximum number of directors of Allergan from 14 to 15 effective as of or prior to the effective time of the merger;

•	the increase of the authorized share capital of Allergan from €40,000 and $101,000 to €40,000 and $[ ], respectively, effective as of or prior to the effective time of the merger (together with the proposals reflected in the first, second and third bullet points, the “Allergan required proposals”);

•	the change of name of the combined company from “Allergan plc” to “Pfizer plc” effective as of the effective time of the merger or as promptly as reasonably practicable thereafter;

•	the reduction of the company capital of Allergan by the cancellation of some or all of the amount standing to the credit of Allergan’s share premium account immediately after the effective time, to allow the reserve resulting from the cancellation to be treated as additional profits available for distribution;

•	the increase in nominal value of each Allergan ordinary share up to $0.00001 as of immediately following the Allergan share split and as of immediately prior to the effective time; and

•	the adjournment of the Allergan EGM to another date and place if necessary or appropriate to solicit additional votes in favor of the Allergan proposals (all of the foregoing proposals are collectively referred to as the “Allergan proposals”).

The Allergan board of directors recommends that Allergan shareholders vote “FOR” each of the Allergan proposals.

The merger cannot be consummated unless Pfizer stockholders approve the Pfizer merger proposal and Allergan shareholders approve each of the Allergan required proposals. Your vote is very important. Whether or not you plan to attend the Pfizer special meeting or the Allergan EGM, as applicable, please promptly complete and return the enclosed proxy card by mail or submit your proxy by telephone or through the Internet. Submitting a proxy now will not prevent you from being able to vote in person at the Pfizer special meeting or the Allergan EGM, as applicable.

The obligations of Pfizer and Allergan to consummate the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement, a copy of which is included as Annex A to the accompanying joint proxy statement/prospectus. The accompanying joint proxy statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about Pfizer and Allergan and certain related matters. You are encouraged to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, you should read the “Risk Factors” section beginning on page 22 of the accompanying joint proxy statement/prospectus for a discussion of the risks you should consider in evaluating the proposed transactions and how they will affect you.

On behalf of the Pfizer board of directors and the Allergan board of directors, thank you for your consideration and continued support.

Ian C. Read Chairman and Chief Executive Officer Pfizer Inc.	Brenton L. Saunders Chief Executive Officer and President Allergan plc

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued in connection with the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Companies Act 2014 of Ireland (“Companies Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland, and the Central Bank of Ireland has not approved this document.

The accompanying joint proxy statement/prospectus is dated [                      ], 2016, and is first being mailed to the Pfizer stockholders and the Allergan shareholders on or about [                      ], 2016.

PFIZER INC.

235 East 42nd Street

New York, New York 10017

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [                      ], 2016

NOTICE IS HEREBY GIVEN that a SPECIAL MEETING of the stockholders of Pfizer Inc. will be held at [          ], on [                      ], 2016, at [          ] [a/p].m. (local time), for the following purposes:

1.	To approve the adoption of the Agreement and Plan of Merger, dated as of November 22, 2015 (as amended by Amendment No. 1, dated March 4, 2016, and as it may be further amended from time to time, the “merger agreement”), by and among Pfizer, Allergan plc and certain other parties named therein, including Watson Merger Sub Inc. (the “Pfizer merger proposal”);

2.	To approve the adjournment of the Pfizer special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Pfizer merger proposal (the “Pfizer adjournment proposal”); and

3.	To approve, on a non-binding, advisory basis, the compensation that may become payable to Pfizer’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger” in the accompanying joint proxy statement/prospectus (the “Pfizer advisory compensation proposal,” and, together with the Pfizer merger proposal and the Pfizer adjournment proposal, the “Pfizer proposals”).

Approval of the Pfizer merger proposal is a condition to the merger and requires the affirmative vote of holders of a majority of the voting power of the outstanding shares of Pfizer common stock and Pfizer preferred shares (defined below), voting together as a single class, with each share of Pfizer common stock entitled to one vote per share and each Pfizer preferred share entitled to 2,574.87 votes per share. The joint proxy statement/prospectus refers to the Pfizer common stock and Pfizer preferred shares, taken together, along with their respective votes per share as described in the preceding sentence, as the “voting stock of Pfizer.” Approval of each of the Pfizer adjournment proposal and the Pfizer advisory compensation proposal is not a condition to the merger and requires that the votes cast by Pfizer stockholders present in person or represented by proxy at the Pfizer special meeting and entitled to vote on the proposal, voting together as a single class, in favor of the proposal exceed the votes cast by such stockholders against the proposal.

Pfizer will transact no other business at the special meeting except for business properly brought before the special meeting or any adjournment or postponement thereof.

Each of the Pfizer proposals is described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

The Pfizer board of directors has set [                      ], 2016 as the record date for the Pfizer special meeting. Only holders of record of shares of Pfizer common stock and Series A Convertible Perpetual Preferred Stock of Pfizer (“Pfizer preferred shares”) as of the close of business on [                      ], 2016 will be entitled to notice of and to vote at the Pfizer special meeting or any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Pfizer special meeting is entitled to appoint a proxy to attend the Pfizer special meeting and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Pfizer common stock or Pfizer preferred shares.

Pfizer stockholders may have the right to seek appraisal in connection with the merger to the extent such rights are available under Delaware law with respect to their shares of Pfizer common stock or Pfizer preferred shares. To exercise appraisal rights, holders of record of Pfizer stock must strictly follow the procedures and satisfy the conditions prescribed by Delaware law, including, among other things, submitting a written demand for appraisal to Pfizer before the vote is taken on the adoption of the merger agreement, and they must not vote in favor of adoption of the merger agreement. These procedures are summarized in the accompanying joint proxy statement/prospectus in “Appraisal Rights,” and the text of the applicable provisions of Delaware law as in effect with respect to this transaction is included as Annex F to the accompanying joint proxy statement/prospectus.

The Pfizer board of directors has approved and declared advisable the merger agreement and recommends that you vote “FOR” the Pfizer merger proposal, “FOR” the Pfizer adjournment proposal and “FOR” the Pfizer advisory compensation proposal.

BY ORDER OF THE BOARD OF DIRECTORS

Margaret M. Madden
Vice President and Corporate Secretary, Chief Governance Counsel Pfizer Inc.

New York, New York

[                      ], 2016

PLEASE SUBMIT A PROXY FOR YOUR SHARES OF PFIZER COMMON STOCK AND/OR PFIZER PREFERRED SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR DOING SO ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PFIZER PROPOSALS OR ABOUT VOTING YOUR PFIZER SHARES, PLEASE CALL [              ] (TOLL-FREE) OR [              ] (COLLECT).

YOUR VOTE IS IMPORTANT

You may vote your shares of Pfizer common stock and Pfizer preferred shares by using a toll-free telephone number or electronically over the Internet as described on the proxy card. We encourage you to file your proxy using either of these options if they are available to you. Alternatively, you may complete, sign, date and mail your proxy card in the postage-paid envelope provided. The method by which you vote does not limit your right to vote in person at the Pfizer special meeting. We strongly encourage you to vote.

Notes:

1.	Whether or not you plan to attend the Pfizer special meeting in person, it is important that your shares of Pfizer common stock and/or Pfizer preferred shares be represented and voted at the Pfizer special meeting. Holders of record may submit a proxy via the Internet, by telephone or by completing, signing and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid, return-addressed reply envelope. Holders of record must vote in accordance with the instructions listed on the proxy card. Beneficial holders whose shares of Pfizer common stock and/or Pfizer preferred shares are held in “street name” must vote in accordance with the instructions provided to them by their broker, bank or other nominee. Such holders may be eligible to submit a proxy electronically or by telephone. Any holder of record who is present at the Pfizer special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. If you are a holder of record entitled to attend and vote at the Pfizer special meeting, then you are entitled to appoint a proxy or proxies to attend, speak and vote on your behalf at the Pfizer special meeting. A holder of record wishing to name any person other than the individual specified on the proxy card as his or her proxy holder may do so by crossing out the name of the designated proxy holder specified on the proxy card, inserting the name of such other person to act as his or her proxy and initialing such alteration. In that case, it will be necessary for the stockholder to sign the proxy card and deliver it in accordance with the instructions on the enclosed proxy card, with a copy to the person named as his or her proxy holder, and for the person so named to be present to vote at the Pfizer special meeting.

Please note that if you plan to attend the Pfizer special meeting in person, you must have an admission ticket or proof of ownership of Pfizer stock, as well as a valid government-issued photo identification (for example, a driver’s license or passport). An admission ticket is attached to your proxy card. If you misplace your admission ticket, we will verify your ownership onsite at the special meeting venue. Holders of record, whose shares of Pfizer common stock and/or Pfizer preferred shares are registered in their name, should bring a valid form of photo identification to the Pfizer special meeting. Beneficial holders whose shares of Pfizer common stock and/or Pfizer preferred shares are held in “street name” will need to bring a letter from their broker, bank or other nominee that confirms that such holder is the beneficial owner of such shares of Pfizer common stock and/or Pfizer preferred shares as of the record date, together with a valid form of photo identification. Beneficial holders whose shares of Pfizer common stock and/or Pfizer preferred shares are held in “street name” and who plan to vote at the Pfizer special meeting must also obtain a legal proxy, executed in their favor by or on behalf of their broker, bank or other nominee, to be able to vote at the Pfizer special meeting. Pfizer reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of [                    ], 2016. See “The Pfizer Special Meeting” in the accompanying joint proxy statement/prospectus.

2.	If you sign and return your proxy card without indicating how to vote on any particular proposal, the Pfizer common stock or Pfizer preferred shares represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the Pfizer board of directors.

3.	The completion and return of the proxy card will not preclude a Pfizer stockholder from attending and voting at the meeting in person.

4.	The Pfizer board of directors has determined that only holders of record of Pfizer common stock and/or Pfizer preferred shares as of the close of business on [ ], 2016 may vote at the Pfizer special meeting or any adjournment or postponement thereof.

5.	Terms used in this notice but not otherwise defined herein shall have the same meaning in this notice as they have in the merger agreement included in the joint proxy statement/prospectus accompanying this notice.

6.	Any alteration to the proxy card must be initialed by the person who signs it.

7.	Pfizer stockholders should also refer to “The Pfizer Special Meeting” in the accompanying joint proxy statement/prospectus, which further describes the matters being voted on at the Pfizer special meeting and the ultimate effect of each of the Pfizer proposals.

ALLERGAN PLC

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON [          ], 2016

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (the “Allergan EGM”) of Allergan plc will be held at [          ], on [          ], 2016 at [          ] [a/p].m. (local time) for the purpose of considering and, if thought fit, passing the following proposals (the “Allergan proposals”). Each of the Allergan proposals is described in more detail in the accompanying joint proxy statement/prospectus. The Allergan proposals may be voted on in such order as is determined by the Chairman of the Allergan EGM:

Time:	[ ] local time

Date:	[ ], 2016

Place:	[ ]

Purpose:	(1) To approve the issuance of Allergan ordinary shares to stockholders of Pfizer Inc. in connection with the merger as contemplated by the Agreement and Plan of Merger, dated as of November 22, 2015 (as amended by Amendment No. 1, dated March 4, 2016, and as it may be further amended from time to time, the “merger agreement”), by and among Allergan, Pfizer and certain other parties named therein, including Watson Merger Sub Inc. (the “Allergan share issuance proposal”);

(2) To approve the sub-division of the Allergan ordinary shares whereby, immediately prior to the effective time of the merger, each existing Allergan ordinary share will be sub-divided into 11.3 combined company ordinary shares (the “Allergan share split proposal”);

(3) To approve the increase to the maximum number of directors of Allergan from 14 to 15 effective as of or prior to the effective time of the merger (the “Allergan board increase proposal”);

(4) To approve the increase of the authorized share capital of Allergan from €40,000 and $101,000 to €40,000 and $[ ], respectively, effective as of or prior to the effective time of the merger (the “Allergan authorized share capital increase proposal” and, together with the Allergan share issuance proposal, the Allergan share split proposal and the Allergan board increase proposal, the “Allergan required proposals”);

(5) To approve the change of name of the combined company from “Allergan plc” to “Pfizer plc” effective as of the effective time of the merger or as promptly as reasonably practicable thereafter (the “Allergan name change proposal”);

(6) To approve the reduction of the company capital of Allergan by the cancellation of some or all of the amount standing to the credit of Allergan’s share premium account immediately after the effective time, to allow the reserve resulting from the cancellation to be treated as additional profits available for distribution (the “Allergan distributable reserves creation proposal”);

(7) To approve the increase in nominal value of each Allergan ordinary share up to $0.00001 as of immediately following the Allergan share split and as of immediately prior to the effective time (the “Allergan renominalisation proposal”); and

(8) To approve the adjournment of the Allergan EGM to another date and place if necessary or appropriate to solicit additional votes in favor of the Allergan proposals (the “Allergan adjournment proposal”).

Consummation of the merger is conditioned on, among other things, approval of each of the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal and the Allergan authorized share capital increase proposal. The merger is not conditioned on approval of the Allergan name change proposal, the Allergan distributable reserves creation proposal, the Allergan renominalisation proposal or the Allergan adjournment proposal. Accordingly, if all of the other conditions to the merger are satisfied or waived, Allergan intends to consummate the merger, whether or not any or all of the Allergan name change proposal, the Allergan distributable reserves creation proposal, the Allergan renominalisation proposal or the Allergan adjournment proposal have been approved. In addition, the implementation of the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal, the Allergan authorized share capital increase proposal, the Allergan name change proposal, the Allergan distributable reserves creation proposal and the Allergan renominalisation proposal are each conditioned on the consummation of the merger.

The accompanying joint proxy statement/prospectus describes the purpose and business of the Allergan EGM, contains a detailed description of the merger agreement and the merger and includes a copy of the merger agreement as Annex A. Please read these documents carefully before deciding how to vote.

The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on each of the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal, the Allergan authorized share capital increase proposal, the Allergan renominalisation proposal and the Allergan adjournment proposal at the Allergan EGM is required to approve each such proposal. The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on each of the Allergan name change proposal and the Allergan distributable reserves creation proposal at the Allergan EGM is required to approve each such proposal.

Record Date:	The record date for the Allergan EGM has been fixed by the Allergan board of directors as the close of business on [ ], 2016. Allergan shareholders of record at that time are entitled to vote at the Allergan EGM or any adjournments or postponements thereof.

More information about the transaction and the Allergan proposals is contained in the accompanying joint proxy statement/prospectus. We urge all Allergan shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully the “Risk Factors” section beginning on page 22 of the accompanying joint proxy statement/prospectus.

The Allergan board of directors recommends that Allergan shareholders vote “FOR” the Allergan share issuance proposal, “FOR” the Allergan share split proposal, “FOR” the Allergan board increase proposal, “FOR” the Allergan authorized share capital increase proposal, “FOR” the Allergan name change proposal, “FOR” the Allergan distributable reserves creation proposal, “FOR” the Allergan renominalisation proposal and “FOR” the Allergan adjournment proposal.

BY ORDER OF THE BOARD OF DIRECTORS

A. Robert D. Bailey

Chief Legal Officer and Corporate Secretary

[          ], 2016

YOUR VOTE IS IMPORTANT

You may vote your Allergan ordinary shares by using a toll-free telephone number or electronically over the Internet as described on the proxy card. We encourage you to file your proxy using either of these options if they are available to you. Alternatively, you may complete, sign, date and mail your proxy card in the postage-paid envelope provided. The method by which you vote does not limit your right to vote in person at the Allergan EGM. We strongly encourage you to vote.

Notes:

1.	Whether or not you plan to attend the Allergan EGM in person, it is important that your Allergan ordinary shares be represented and voted at the Allergan EGM. Holders of record may submit a proxy via the Internet, by telephone or by completing, signing and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid, return-addressed reply envelope. Holders of record must vote in accordance with the instructions contained on the proxy card. Beneficial holders whose Allergan ordinary shares are held in “street name” must vote in accordance with the instructions provided to them by their broker, bank or other nominee. Such holders should check the voting instruction card furnished to you by that firm to determine whether you may vote by telephone or the Internet. Any holder of record who is present at the Allergan EGM may vote in person instead of by proxy, thereby canceling any previous proxy. If you are a holder of record entitled to attend and vote at the Allergan EGM, then you are entitled to appoint a proxy or proxies to attend, speak and vote on your behalf at the Allergan EGM. A holder of record wishing to name any person other than the individual specified on the proxy card as his or her proxy holder may do so by crossing out the name of the designated proxy holder specified on the proxy card, inserting the name of such other person to act as his or her proxy and initialing such alteration. In that case, it will be necessary for the shareholder to sign the proxy card and deliver it in accordance with the instructions on the enclosed proxy card, with a copy to the person named as his or her proxy holder, and for the person so named to be present to vote at the Allergan EGM.

Please note that if shareholders plan to attend the Allergan EGM in person, they will need to register in advance to be admitted. Holders of record can register for the Allergan EGM by checking the appropriate box on their proxy card. The Allergan EGM will start promptly at [                    ] (local time).

In addition to registering in advance, shareholders will be required to present a valid government-issued photo identification (for example, a driver’s license or passport) and proof of ownership as of the record date to enter the Allergan EGM. Holders of record, whose ordinary shares are registered in their name, should bring a valid form of photo identification to the Allergan EGM. Beneficial holders whose Allergan ordinary shares are held in “street name” will need to bring a letter from their broker, bank or other nominee that confirms that such holder is the beneficial owner of such Allergan ordinary shares as of the record date, together with a valid form of photo identification. Beneficial holders whose Allergan ordinary shares are held in “street name” and who plan to vote at the Allergan EGM must also obtain a legal proxy, executed in their favor by or on behalf of their broker, bank or other nominee, to be able to vote at the Allergan EGM. Allergan reserves the right to deny admittance to anyone who cannot adequately show proof of share ownership as of [                    ], 2016. See “The Allergan Extraordinary General Meeting” in the accompanying joint proxy statement/prospectus.

If you are a shareholder of record of Allergan and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act, 2014, of the Chairman as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

2.	If you sign and return your proxy card without indicating how to vote on any particular proposal, the Allergan ordinary shares represented by your proxy will be voted “FOR” each proposal in accordance with the recommendation of the Allergan board of directors.

3.	The completion and return of the proxy card will not preclude a shareholder from attending, speaking and voting at the meeting in person.

4.	In accordance with article 54 of Allergan’s articles of association, the Allergan board of directors has determined that only holders of record of Allergan ordinary shares as of the close of business on [ ], 2016 may vote at the Allergan EGM or any adjournment or postponement thereof.

5.	Terms used in this notice but not otherwise defined herein shall have the same meaning in this notice as they have in the merger agreement included in the joint proxy statement/prospectus accompanying this notice.

6.	Any alteration to the proxy card must be initialed by the person who signs it.

7.	Allergan shareholders should also refer to “The Allergan Extraordinary General Meeting” in the accompanying joint proxy statement/prospectus, which further describes the matters being voted on at the Allergan EGM and the ultimate effect of each of the Allergan proposals.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Pfizer and Allergan from documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. This information is available without charge to you upon written or oral request. You can obtain the documents incorporated by reference in the accompanying joint proxy statement/prospectus by requesting them in writing, by email or by telephone from Pfizer or Allergan at their respective addresses and telephone numbers listed below or by accessing the websites listed below. The information provided on the websites listed below is not a part of the accompanying joint proxy statement/prospectus and therefore is not incorporated by reference into the accompanying joint proxy statement/prospectus.

For Pfizer Stockholders: Pfizer Inc. 235 East 42nd Street New York, NY 10017 Attention: Shareholder Services Telephone: (908) 901-1547 Email: Cecilia.Rueda-Stephens@pfizer.com www.pfizer.com/investors

For Allergan Shareholders:

Allergan plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Attention: Investor Relations

Telephone: (862) 261-7488

Email: investor.relations@allergan.com

ir.allergan.com

In addition, if you have questions about the merger or the other transactions contemplated by the merger agreement, the Allergan extraordinary general meeting (the “Allergan EGM”) or the Pfizer special meeting, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards or other documents incorporated by reference in the accompanying joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

For Pfizer Stockholders: Pfizer Inc. 235 East 42nd Street New York, NY 10017 Attention: Shareholder Services Telephone: (908) 901-1547 Email: Cecilia.Rueda-Stephens@pfizer.com www.pfizer.com/investors

For Allergan Shareholders:

Allergan plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Attention: Investor Relations

Telephone: (862) 261-7488

Email: investor.relations@allergan.com

ir.allergan.com

To obtain timely delivery of these documents before the Pfizer special meeting and the Allergan EGM, you must request the information no later than [                    ], 2016.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by Allergan (File No. 333-[            ]), constitutes a prospectus of Allergan under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the combined company ordinary shares to be issued to Pfizer stockholders pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to each of the Pfizer special meeting and the Allergan EGM.

Neither Pfizer nor Allergan has authorized anyone to give any information or make any representation about the merger or any of the other transactions contemplated by the merger agreement, Pfizer or Allergan that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, neither Pfizer nor Allergan takes any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                  ], 2016. The information contained in this joint proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to Pfizer stockholders or Allergan shareholders nor the issuance by Allergan of combined company ordinary shares pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Pfizer contained in or incorporated by reference into this joint proxy statement/prospectus has been provided by Pfizer, and the information concerning Allergan contained in this joint proxy statement/prospectus has been provided by Allergan.

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

•	“Allergan” refers to Allergan plc, an Irish public limited company;

•	“Allergan divestiture transaction” refers to the pending divestiture of Allergan’s generics business to Teva Pharmaceutical Industries Ltd. pursuant to the Allergan divestiture transaction agreement;

•	“Allergan divestiture transaction agreement” refers to the Master Purchase Agreement, dated as of July 26, 2015, by and between Allergan and Teva Pharmaceutical Industries Ltd., as amended pursuant to the letter agreement dated November 11, 2015 by and between Allergan and Teva Pharmaceutical Industries Ltd. and as may be further amended in accordance with the terms of the merger agreement;

•	“Allergan ordinary shares” refers to the ordinary shares, par value $0.0001 per share, of Allergan;

•	“Allergan preferred shares” refers to the 5.500% mandatorily convertible preferred shares, Series A, par value $0.0001 per share, of Allergan;

•	“Allergan shareholders” refers to holders of Allergan ordinary shares;

•	“combined company” refers to the Allergan entity immediately following the consummation of the merger, as the parent entity under which the Pfizer and Allergan businesses will be combined;

•	“combined company ordinary shares” refers to the combined company ordinary shares, par value $0.00001 per share (subject to the approval of the Allergan renominalisation proposal and the effectuation of the renominalisation contemplated thereby), following the consummation of the merger;

•	“dollars” or “$” refers to U.S. dollars;

•	“effective time” refers to the time at which the merger becomes effective;

•	“merger” refers to the merger of Merger Sub with and into Pfizer, with Pfizer being the surviving corporation in the merger;

•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of November 22, 2015, as amended by Amendment No. 1, dated March 4, 2016, and as it may be further amended from time to time, by and among Pfizer, Allergan and certain other parties named therein including Merger Sub;

•	“Merger Sub” refers to Watson Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Allergan;

•	“Pfizer” refers to Pfizer Inc., a Delaware corporation;

•	“Pfizer common stock” refers to the common stock, par value $0.05 per share, of Pfizer;

•	“Pfizer preferred shares” refers to the Series A Convertible Perpetual Preferred Stock of Pfizer; and

•	“Pfizer stockholders” refers to holders of both Pfizer common stock and Pfizer preferred shares.

QUESTIONS AND ANSWERS ABOUT THE MERGER, THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, THE PFIZER SPECIAL MEETING AND THE ALLERGAN EXTRAORDINARY GENERAL MEETING	vi
SUMMARY	1
Transaction Structure	1
Consideration to Pfizer Stockholders	1
Allergan Share Split and Name Change	2
Treatment of Pfizer Equity-Based Awards	2
Treatment of Allergan Equity-Based Awards	4
Comparative Per Share Market Price Information	4
Recommendation of the Pfizer Board of Directors and Pfizer’s Reasons for the Merger	4
Opinions of Pfizer’s Financial Advisors	5
Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger	6
Opinions of Allergan’s Financial Advisors	7
The Pfizer Special Meeting	9
The Allergan Extraordinary General Meeting	9
Interests of the Pfizer Directors and Executive Officers in the Merger	10
Interests of the Allergan Directors and Executive Officers in the Merger	10
Certain Governance Matters Following the Merger	10
Regulatory Approvals Required for the Merger	11
Appraisal Rights	11
No Solicitation; Third-Party Acquisition Proposals	12
Change of Recommendation	13
Conditions to the Consummation of the Merger	15
Termination of the Merger Agreement; Termination Fees; Expense Reimbursement	16
Transaction-Related Costs of the Merger	18
Accounting Treatment of the Merger	19
Listing Combined Company Ordinary Shares	19
Certain U.S. Federal Income Tax Consequences of the Merger and the Allergan Share Split	19
Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders	20
Risk Factors	20
Information about the Companies	20
RISK FACTORS	22
Risks Related to the Merger	22
Risks Related to the Business of the Combined Company	29
Risks Related to Pfizer’s Business	38
Risks Related to Allergan’s Business	38
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	39
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PFIZER	40
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALLERGAN	41
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA	43
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE FINANCIAL DATA	45
THE PFIZER SPECIAL MEETING	47
Date, Time and Place of the Pfizer Special Meeting	47
Purpose of the Pfizer Special Meeting	47
Recommendation of the Pfizer Board of Directors	47
Pfizer Record Date and Quorum	47
Required Vote	48
Treatment of Abstentions; Failure to Vote	48
Voting of Proxies; Incomplete Proxies	49

i

NOTICE TO INVESTORS

This joint proxy statement/prospectus is not a prospectus within the meaning of the Companies Act 2014 of Ireland, the Prospectus Directive (2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued by the Central Bank of Ireland. This joint proxy statement/prospectus has not been approved or reviewed by or registered with the Central Bank of Ireland or any other competent authority or regulatory authority in the European Economic Area. This joint proxy statement/prospectus does not constitute investment advice or the provision of investment services within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC). Neither Allergan nor Pfizer is an authorized investment firm within the meaning of the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland (as amended) or the Markets in Financial Instruments Directive (2004/39/EC) and the recipients of this joint proxy statement/prospectus should seek independent legal and financial advice in determining their actions in respect of or pursuant to this joint proxy statement/prospectus.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER, THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, THE PFIZER SPECIAL MEETING AND THE ALLERGAN EXTRAORDINARY GENERAL MEETING

The following are answers to certain questions you may have regarding the merger, the other transactions contemplated by the merger agreement, the Pfizer special meeting and the Allergan extraordinary general meeting (the “Allergan EGM”). You are urged to read carefully this entire joint proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. See “Where You Can Find More Information.” If you are in any doubt about this transaction you should consult an independent financial advisor who, if you are obtaining advice in Ireland, is authorized or exempted by the Investment Intermediaries Act 1995, or the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 (as amended).

Q:	WHAT IS THE PROPOSED TRANSACTION UPON WHICH I AM BEING ASKED TO VOTE?

A:	On November 22, 2015, Pfizer and Allergan entered into a merger agreement pursuant to which they agreed to combine their respective businesses under a single company. The combined company is expected to be a leading global pharmaceutical company with best-in-class innovative products and established products businesses.

The merger is structured as a “reverse merger,” in which Pfizer will merge with a wholly owned subsidiary of Allergan and the existing Allergan entity will become the parent entity of the combined company. In the merger, each share of Pfizer common stock (other than certain shares described in the merger agreement and below under “The Merger Agreement—Consideration to Pfizer Stockholders”) will be converted into, at the election of the holder of such share, either: (i) one combined company ordinary share (the “exchange ratio”); or (ii) an amount in cash, without interest, equal to the volume weighted average price per share of Pfizer common stock on the New York Stock Exchange (“NYSE”) on the trading day immediately preceding the date of consummation of the merger. Elections by Pfizer stockholders for the share consideration and the cash consideration will be subject to proration procedures set forth in the merger agreement, such that Pfizer stockholders will receive in the aggregate no less than $6 billion and no more than $12 billion in cash.

Immediately prior to the merger, Allergan shareholders will receive 11.3 combined company ordinary shares (the “share split ratio”) for each Allergan ordinary share they hold. Allergan shareholders will receive these shares by virtue of an 11.3-for-one share split (the “Allergan share split”). It is anticipated that, immediately after consummation of the merger, the former Pfizer stockholders and Allergan shareholders will hold, on a fully diluted basis (based on the treasury stock method) and assuming the conversion of all outstanding Pfizer preferred shares and Allergan preferred shares, approximately 56% and 44%, respectively, of the issued and outstanding combined company ordinary shares, based on the closing price of Pfizer common stock and certain other assumptions as of November 20, 2015. As a result of the merger and the Allergan share split, it is currently estimated that the combined company will issue or reserve for issuance approximately [          ] ordinary shares.

Q:	WHY AM I RECEIVING THIS JOINT PROXY STATEMENT/PROSPECTUS?

A:	Each of Pfizer and Allergan is sending these materials to its respective stockholders or shareholders to help them decide how to vote their shares of Pfizer common stock or Pfizer preferred shares, or Allergan ordinary shares, as the case may be, with respect to the matters to be considered at the Pfizer special meeting and the Allergan EGM, respectively.

At the Pfizer special meeting, Pfizer stockholders are being asked:

•	To approve the adoption of the merger agreement (the “Pfizer merger proposal”);

•	To approve the adjournment of the Pfizer special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Pfizer merger proposal (the “Pfizer adjournment proposal”); and

•	To approve, on a non-binding, advisory basis, the compensation that may become payable to Pfizer’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger” (the “Pfizer advisory compensation proposal” and, together with the Pfizer merger proposal and the Pfizer adjournment proposal, the “Pfizer proposals”).

At the Allergan EGM, Allergan shareholders are being asked:

•	To approve the issuance of Allergan ordinary shares to stockholders of Pfizer in connection with the merger as contemplated by the merger agreement (the “Allergan share issuance proposal”);

•	To approve the sub-division of the Allergan ordinary shares whereby, immediately prior to the effective time, each existing Allergan ordinary share will be sub-divided into 11.3 combined company ordinary shares (the “Allergan share split proposal”);

•	To approve the increase to the maximum number of directors of Allergan from 14 to 15 effective as of or prior to the effective time (the “Allergan board increase proposal”);

•	To approve the increase of the authorized share capital of Allergan from €40,000 and $101,000 to €40,000 and $[ ], respectively, effective as of or prior to the effective time (the “Allergan authorized share capital increase proposal” and, together with the Allergan share issuance proposal, the Allergan share split proposal and the Allergan board increase proposal, the “Allergan required proposals”);

•	To approve the change of name of the combined company from “Allergan plc” to “Pfizer plc” effective as of the effective time or as promptly as reasonably practicable thereafter (the “Allergan name change proposal”);

•	To approve the reduction of the company capital of Allergan by the cancellation of some or all of the amount standing to the credit of Allergan’s share premium account immediately after the effective time, to allow the reserve resulting from the cancellation to be treated as additional profits available for distribution (the “Allergan distributable reserves creation proposal”);

•	To approve the increase in nominal value of each Allergan ordinary share up to $0.00001 as of immediately following the Allergan share split and as of immediately prior to the effective time (the “Allergan renominalisation proposal”); and

•	To approve the adjournment of the Allergan EGM to another date and place if necessary or appropriate to solicit additional votes in favor of the Allergan proposals (the “Allergan adjournment proposal” and, together with the Allergan required proposals, the Allergan name change proposal, the Allergan distributable reserves creation proposal and the Allergan renominalisation proposal, the “Allergan proposals”).

The approval of the Pfizer merger proposal and the approval of the Allergan required proposals are conditions to the consummation of the merger.

The merger is not conditioned on the approval of the Pfizer adjournment proposal, the Pfizer advisory compensation proposal, the Allergan name change proposal, the Allergan distributable reserves creation proposal, the Allergan renominalisation proposal or the Allergan adjournment proposal.

Further information about the Pfizer special meeting, the Allergan EGM, the merger and the other transactions contemplated by the merger agreement is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus constitutes both a joint proxy statement of Pfizer and Allergan and a prospectus of Allergan. It is a joint proxy statement because each of the Pfizer board of directors and the

Allergan board of directors is soliciting proxies from its respective stockholders or shareholders using this joint proxy statement/prospectus. It is a prospectus because Allergan is offering Allergan ordinary shares in exchange for a portion of the outstanding shares of Pfizer common stock and Pfizer preferred shares in the merger.

The enclosed proxy materials allow you to grant a proxy or vote your shares by telephone or Internet without attending your respective company’s special meeting or extraordinary general meeting in person.

Your vote is very important. You are encouraged to submit your proxy or vote your shares by telephone or Internet as soon as possible, even if you do plan to attend the Pfizer special meeting or the Allergan EGM in person.

This joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved this joint proxy statement/prospectus.

Q:	WHAT WILL PFIZER COMMON STOCKHOLDERS RECEIVE IN THE TRANSACTION?

A:	In the merger, each share of Pfizer common stock issued and outstanding immediately prior to the effective time (other than (i) shares of Pfizer common stock owned by Pfizer, Allergan or Merger Sub, (ii) shares of Pfizer common stock held by holders who have properly exercised their appraisal rights under Delaware law (the “dissenting shares”), and (iii) shares of Pfizer common stock owned by subsidiaries of Pfizer immediately prior to the effective time) will be converted into the right to receive, at the election of its holder and subject to the proration procedures described in the merger agreement, either:

•	one combined company ordinary share (the “share consideration”); or

•	an amount in cash, without interest, equal to the volume-weighted average price per share of Pfizer common stock on the NYSE on the trading day immediately preceding the date of consummation of the merger (determined as provided in the merger agreement) (the “cash consideration”).

The share consideration and the cash consideration are collectively referred to as the “common stock merger consideration.” Any share of Pfizer common stock with respect to which a holder elects to receive the share consideration is referred to as a “share electing share,” and any share of Pfizer common stock with respect to which a holder elects to receive the cash consideration is referred to as a “cash electing share.” If a holder makes no election with respect to a share (or fails to properly make an election) (a “non-electing share”), then such share of Pfizer common stock will be deemed to be a share electing share.

Elections by Pfizer stockholders for the share consideration and the cash consideration will be subject to proration procedures set forth in the merger agreement, such that Pfizer stockholders will receive in the aggregate no less than $6 billion and no more than $12 billion in cash. Accordingly, if you are a Pfizer stockholder, depending on the elections made by other Pfizer stockholders, you may receive share consideration and cash consideration in a proportion different from what you request on your election form.

Q:	WHAT WILL PFIZER PREFERRED STOCKHOLDERS RECEIVE IN THE TRANSACTION?

A:

In the merger, each Pfizer preferred share issued and outstanding immediately prior to the effective time will be converted into the number of shares of Pfizer common stock into which such Pfizer preferred share could have been converted at that time in accordance with the certificate of designations for the Pfizer preferred shares, and the holder of such Pfizer preferred share will be entitled to receive the common stock merger consideration in respect of the shares of Pfizer common stock into which such Pfizer preferred share was converted (the “preferred stock merger consideration,” which, together with the common stock merger consideration is collectively referred to as the “merger consideration”). As of the date of this joint proxy statement/prospectus, each Pfizer preferred share would have been converted into 2,574.87 shares of

Pfizer common stock at the effective time. In lieu of receiving such preferred stock merger consideration, holders of Pfizer preferred shares may elect to receive the liquidation preference for their Pfizer preferred shares, plus any accrued and unpaid dividends on such shares as of the effective time, in accordance with the certificate of designations for the Pfizer preferred shares, and if a holder so elects, each Pfizer preferred share with respect to which such election is made will be cancelled and converted into the right to receive such amount in cash (the “preferred stock liquidation amount”). As of the date of this joint proxy statement/prospectus, the liquidation preference plus accrued and unpaid dividends on the Pfizer preferred shares was $40,300 per share. Holders of Pfizer preferred shares who do not elect to receive the preferred stock liquidation amount will be entitled to elect between the share consideration and the cash consideration for each share of Pfizer common stock into which their Pfizer preferred shares are converted as of immediately prior to the effective time (subject to the proration procedures described in the merger agreement).

Q:	WHAT WILL ALLERGAN SHAREHOLDERS RECEIVE IN THE TRANSACTION?

A:	Immediately prior to consummation of the merger, Allergan shareholders will receive 11.3 combined company ordinary shares for each of their Allergan ordinary shares. Allergan shareholders will receive these shares by virtue of the Allergan share split. Allergan preferred shares will remain outstanding following the merger in accordance with designations of the terms of such shares and will undergo required adjustments in respect of the Allergan share split.

Q:	WHAT WILL BE THE RESPECTIVE OWNERSHIP PERCENTAGES OF FORMER PFIZER STOCKHOLDERS AND ALLERGAN SHAREHOLDERS IN THE COMBINED COMPANY?

A:	It is anticipated that former Pfizer stockholders and Allergan shareholders will hold, on a fully diluted basis (based on the treasury stock method) and assuming the conversion of all outstanding Pfizer preferred shares and Allergan preferred shares, approximately 56% and 44%, respectively, of the issued and outstanding combined company ordinary shares immediately after consummation of the merger, based on the closing price of Pfizer common stock and certain other assumptions as of November 20, 2015.

Q:	WHAT IS THE VALUE OF THE CONSIDERATION TO THE PFIZER STOCKHOLDERS AND THE ALLERGAN SHAREHOLDERS?

A:

The merger consideration payable in respect of each share of Pfizer common stock will be, at the election of the holder and subject to the proration procedures discussed below, either one combined company ordinary share or an amount in cash determined based upon the volume-weighted average price per share of Pfizer common stock on the NYSE for the trading day immediately preceding the date of consummation of the merger. In the Allergan share split that will occur immediately prior to the effective time, each Allergan ordinary share will be sub-divided into 11.3 combined company ordinary shares. The exact value of the transaction consideration to Pfizer stockholders and Allergan shareholders will therefore depend in part on the prices per share of Pfizer common stock and/or combined company ordinary shares at the consummation of the merger. These prices will not be known at the time of the Pfizer special meeting or the Allergan EGM and may be greater than, less than or the same as the prices at the time of entry into the merger agreement, the date of this joint proxy statement/prospectus or the time of the Pfizer special meeting or the Allergan EGM. As of November 20, 2015, the last full trading day before the public announcement of the signing of the merger agreement, assuming that each combined company ordinary share will have a value equal to the closing price of a share of Pfizer common stock on the NYSE on such date, the implied value of the 11.3 combined company ordinary shares to Allergan shareholders was approximately $363.63. As of the date of this joint proxy statement/prospectus, assuming that each combined company ordinary share will have a value equal to the closing price of a share of Pfizer common stock on the NYSE on such date, the implied value of the 11.3 combined company ordinary shares to Allergan shareholders was approximately $[          ]. You should obtain current market price quotations for Pfizer common stock and Allergan ordinary shares before deciding how to vote with respect the Pfizer merger proposal or the Allergan required proposals, as applicable; however, as noted above, the prices at the effective time may be greater than, less than or the same as such price quotations.

Q:	WHAT WILL HOLDERS OF PFIZER EQUITY-BASED AWARDS RECEIVE IN THE MERGER?

A:	Stock Options. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each option to purchase shares of Pfizer common stock (each, a “Pfizer stock option”) granted under any Pfizer equity plan, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the effective time will be assumed by the combined company and will be converted into a combined company stock option to acquire a number of combined company ordinary shares (rounded down to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer stock option as of immediately prior to the effective time, at an exercise price per combined company ordinary share (rounded up to the nearest whole cent) equal to the exercise price per share of Pfizer common stock of such Pfizer stock option. Each Pfizer stock option that is an “incentive stock option” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) will be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. Each Pfizer stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer stock option as of immediately prior to the effective time.

Total Shareholder Return Units. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each award of total shareholder return units denominated with respect to shares of Pfizer common stock (each, a “Pfizer TSRU award”) granted under any Pfizer equity plan, whether vested or unvested, that is outstanding as of immediately prior to the effective time will be assumed by the combined company and will be converted into an award of total shareholder return units (a “combined company TSRU award”) denominated with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer TSRU award as of immediately prior to the effective time, at a grant price per combined company ordinary share (rounded to the nearest whole cent) equal to the grant price per share of Pfizer common stock of such Pfizer TSRU award. Each Pfizer TSRU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer TSRU award as of immediately prior to the effective time.

Restricted Stock Units. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each award of time-based restricted stock units that corresponds to a number of shares of Pfizer common stock (each, a “Pfizer RSU award”) granted under any Pfizer equity plan, whether vested or unvested, that is outstanding as of immediately prior to the effective time will be assumed by the combined company and will be converted into a restricted stock unit award corresponding to combined company ordinary shares (each, a “combined company RSU award”) with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer RSU award as of immediately prior to the effective time. Each Pfizer RSU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer RSU award as of immediately prior to the effective time.

Performance Stock Units. As of the effective time, each award of restricted shares or restricted stock units that corresponds to a number of shares of Pfizer common stock that is subject to performance-based vesting conditions (including any performance share award or portfolio performance share award but excluding any Pfizer TSRU award) (each, a “Pfizer PSU award”) and that was granted under any Pfizer equity plan, whether vested or unvested, that is outstanding immediately prior to the effective time will, by virtue of the merger and without any action on the part of the holders thereof, be assumed by the combined company and will be converted into a performance-based restricted share or restricted stock unit award corresponding to combined company ordinary shares (each a “combined company PSU award”) with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer PSU award as of immediately prior to the effective time. Each

x

Pfizer PSU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer PSU award as of immediately prior to the effective time.

Deferred Awards. As of the effective time, each stock unit (excluding any Pfizer stock options, Pfizer TSRU awards, Pfizer RSU awards and Pfizer PSU awards (collectively, the “Pfizer equity awards”)) that is deemed invested in shares of Pfizer common stock as of immediately prior to the effective time under the Pfizer deferred compensation plans (such stock units, the “Pfizer deferred awards”) will, by virtue of the merger and without any action on the part of the holders thereof, be deemed to be invested in combined company ordinary shares, with the number of combined company ordinary shares subject to the Pfizer deferred awards in a participant’s account under each Pfizer deferred compensation plan as of the effective time to be equal to the number of shares of Pfizer common stock subject to such Pfizer deferred awards as of immediately prior to the effective time. Following the effective time, the Pfizer deferred compensation plans will otherwise continue to have the same terms, including payment terms and investment options, that were applicable as of immediately prior to the effective time, with the Pfizer common stock fund to be replaced with a combined company ordinary shares fund.

Change in Control. A “change of control” (or similar phrase) within the meaning of Pfizer’s 2014 Stock Plan, 2004 Stock Plan, as amended and restated, and 2001 Stock and Incentive Plan will occur or will be deemed to occur at the effective time for purposes of such Pfizer equity plans, and will trigger the commencement of the relevant double-trigger protection period thereunder. Prior to the effective time, Pfizer will pass resolutions, provide any notices, obtain any consents, make any amendments to the Pfizer equity plans, Pfizer equity awards and Pfizer deferred compensation plans and take such other actions as are necessary to provide for the treatment of the Pfizer equity awards and the Pfizer deferred awards as contemplated by the merger agreement.

Q:	WHAT WILL HOLDERS OF ALLERGAN EQUITY-BASED AWARDS RECEIVE IN THE MERGER?

A:	The merger will constitute a “change of control” for purposes of all outstanding Allergan equity-based awards, and will trigger the commencement of the relevant double-trigger protection period under such awards. Allergan or the combined company will take such actions as it determines are reasonably appropriate and necessary to provide for the treatment of the Allergan equity-based awards in accordance with the terms and conditions provided for in the applicable plan and the applicable award agreement, including adjusting such awards in connection with the Allergan share split or otherwise and the determination of achievement of any performance-based criteria in a manner consistent with the terms of any such plan and any applicable award agreement.

Q:	ARE PFIZER STOCKHOLDERS GUARANTEED TO RECEIVE THE FORM OF MERGER CONSIDERATION THEY ELECT TO RECEIVE?

A:	No. Elections by Pfizer stockholders for the share consideration and the cash consideration will be subject to proration procedures set forth in the merger agreement, such that Pfizer stockholders will receive in the aggregate no less than $6 billion and no more than $12 billion in cash. In order to achieve these minimum and maximum amounts, the merger agreement provides for adjustments to and reallocation of the share elections and cash elections made by Pfizer stockholders in the event that either the share consideration or the cash consideration is oversubscribed. Specifically:

•	If Pfizer stockholders elect an aggregate of at least $6 billion of cash consideration and no more than $12 billion of cash consideration, all of the cash electing shares will be converted into the right to receive cash consideration and all of the share electing shares and non-electing shares will be converted into the right to receive share consideration.

•	If Pfizer stockholders elect to receive an aggregate of less than $6 billion of cash consideration, all of the cash electing shares will be converted into the right to receive cash consideration and a portion of the share electing shares and non-electing shares of each Pfizer stockholder will be converted into the right to receive cash consideration, with the remaining shares of such Pfizer stockholder converted into the right to receive share consideration.

•	If Pfizer stockholders elect to receive an aggregate of more than $12 billion of cash consideration, all of the share electing shares and non-electing shares will be converted into the right to receive share consideration and a portion of the cash electing shares of each Pfizer stockholder will be converted into the right to receive cash consideration, with the remaining shares of such Pfizer stockholder converted into the right to receive share consideration.

Accordingly, depending on the elections made by other Pfizer stockholders, each Pfizer stockholder who elects to receive share consideration for all of their shares of Pfizer common stock in the merger may receive a portion of their merger consideration in cash and each Pfizer stockholder who elects to receive cash consideration for all of their shares of Pfizer common stock in the merger may receive a portion of their merger consideration in combined company ordinary shares. A Pfizer stockholder who elects to receive a combination of cash consideration and share consideration for their shares of Pfizer common stock in the merger may receive cash and combined company ordinary shares in a proportion different from that which such stockholder elected. For further information, including hypothetical scenarios demonstrating the possible effects of proration on a holder of 1,000 shares of Pfizer common stock, see “The Merger Agreement—Consideration to Pfizer Stockholders.”

Q:	HOW DO I MAKE AN ELECTION IF I AM A PFIZER STOCKHOLDER?

A:	Under the merger agreement, Pfizer stockholders are required to make an election to receive share consideration or cash consideration in respect of each share held by 5:00 p.m., [time zone], on [ ], 2016, the date of the Pfizer special meeting (the “election deadline”), unless otherwise agreed in advance by Pfizer and Allergan, in which event Pfizer will reasonably promptly announce the rescheduled election deadline. At least 20 business days prior to the election deadline, an election form will be mailed to each Pfizer stockholder of record for the Pfizer special meeting. Pfizer will make available one or more election forms as may be reasonably requested from time to time by all persons who become Pfizer stockholders of record during the period following the Pfizer record date and prior to the election deadline. To elect to receive share consideration, cash consideration or a combination of both, you must indicate on the election form the number of shares of Pfizer common stock with respect to which you elect to receive share consideration, the number of shares of Pfizer common stock with respect to which you elect to receive cash consideration and the particular shares for which you desire to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under the terms of the merger agreement. You must return your properly completed and signed form accompanied by the Pfizer share certificates, if any, in respect of which the form of election relates and any additional documents specified in the election form by the election deadline. You are encouraged to return your election form as promptly as practicable. If you hold your shares of Pfizer common stock or Pfizer preferred shares through a broker, bank or other nominee, you should follow the instructions provided by such broker, bank or other nominee to ensure that your election instructions are timely returned. See “The Merger Agreement—Consideration to Pfizer Stockholders.”

Q:	CAN I REVOKE OR CHANGE MY ELECTION AFTER I MAIL MY ELECTION FORM?

A:

Yes. Pfizer stockholders may revoke or change their elections by sending written notice thereof to the exchange agent, which notice must be received by the exchange agent prior to the election deadline. In the event an election form is revoked, under the merger agreement the shares of Pfizer common stock represented by such election form will be treated as shares in respect of which no election has been made, except to the extent a subsequent election is properly made by the Pfizer stockholder prior to the election deadline. After an election is validly made with respect to any shares of Pfizer common stock, any subsequent transfer of such shares will automatically revoke such election. See “The Merger Agreement—Consideration to Pfizer Stockholders.”

Q:	WHAT HAPPENS IF I DO NOT MAKE AN ELECTION OR MY ELECTION FORM IS NOT RECEIVED BEFORE THE ELECTION DEADLINE?

A:	For any shares of Pfizer common stock with respect to which the exchange agent does not receive a properly completed and timely election form, the holder of those shares will be deemed not to have made an election. Under the merger agreement, non-electing shares will be deemed to have elected to receive share consideration, and will be subject to the proration procedures provided in the merger agreement as if they were share electing shares. See “The Merger Agreement—Consideration to Pfizer Stockholders.”

Q:	WHEN WILL THE MERGER BE CONSUMMATED?

A:	The parties currently expect that the merger will be consummated in the second half of 2016, subject to certain conditions. Neither Pfizer nor Allergan can predict, however, the actual date on which the merger will be consummated, or whether it will be consummated, because the merger is subject to factors beyond each company’s control, including whether or when the required regulatory approvals will be received. See “The Merger Agreement—Conditions to the Consummation of the Merger” and “The Transactions—Regulatory Approvals Required for the Merger.”

Q:	WHAT ARE THE CONDITIONS TO THE CONSUMMATION OF THE MERGER?

A:	In addition to approval of the Pfizer merger proposal by Pfizer stockholders and approval of the Allergan required proposals by Allergan shareholders, consummation of the merger and the other transactions contemplated by the merger agreement is subject to the satisfaction or waiver of a number of other conditions, including the receipt of certain regulatory clearances and the closing of the Allergan divestiture transaction. See “The Merger Agreement—Conditions to the Consummation of the Merger.”

Q:	WHAT EFFECT WILL THE MERGER HAVE ON PFIZER AND ALLERGAN?

A:	Upon consummation of the merger, Pfizer will cease to be a publicly traded company. Merger Sub will merge with and into Pfizer, with Pfizer surviving the merger as a wholly owned subsidiary of the combined company. Following consummation of the merger, the registration of Pfizer common stock and the related reporting obligations under the Exchange Act will be terminated. In addition, following consummation of the merger, Pfizer common stock will no longer be listed on the NYSE or any other stock exchange or quotation system. Although Pfizer stockholders will no longer be stockholders of Pfizer, if you receive share consideration in the merger, you will have an interest in both Pfizer and Allergan through your interest in the combined company.

Allergan ordinary shares, which will be combined company ordinary shares as of consummation of the merger, will continue to be registered and subject to reporting obligations under the Exchange Act following consummation of the merger. In connection with the consummation of the merger, Allergan will become the parent entity of the combined company and, subject to the approval of the Allergan name change proposal, will be renamed “Pfizer plc.” Such combined company ordinary shares will also continue to be listed on the NYSE, however they will trade under the symbol “PFE” following the merger. If you are an Allergan shareholder, following the merger, you will have an interest in both Pfizer and Allergan through your interest in the combined company.

Q:	WHO IS ENTITLED TO VOTE?

A:	Pfizer: The Pfizer board of directors has fixed the close of business on [ ], 2016 as the record date of the Pfizer special meeting (the “Pfizer record date”). If you were a holder of record of shares of Pfizer common stock or Pfizer preferred shares as of the close of business on [ ], 2016, you are entitled to receive notice of and to vote at the Pfizer special meeting or any adjournments or postponements thereof.

Allergan: The Allergan board of directors has fixed the close of business on [          ], 2016 as the record date of the Allergan EGM (the “Allergan record date”). If you were a holder of record of Allergan ordinary shares as of the close of business on [          ], 2016, you are entitled to receive notice of and to vote at the Allergan EGM or any adjournments or postponements thereof.

Q:	WHAT ARE PFIZER STOCKHOLDERS BEING ASKED TO VOTE ON?

A:	At the Pfizer special meeting, Pfizer stockholders will be asked to vote on the following proposals:

1.	the adoption of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

2.	the adjournment of the Pfizer special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Pfizer merger proposal; and

3.	on a non-binding, advisory basis, the compensation that may become payable to Pfizer’s named executive officers that is based on or otherwise relates to the merger, as described in “The Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger” .

Approval of the Pfizer merger proposal is required for the consummation of the merger. Approval of the Pfizer adjournment proposal and the Pfizer advisory compensation proposal is not required for the consummation of the merger. The merger agreement provides that the Pfizer special meeting will not be adjourned or postponed without the mutual agreement of Pfizer and Allergan.

No other matters are intended to be brought before the Pfizer special meeting by Pfizer.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE PFIZER SPECIAL MEETING?

A:	The Pfizer Merger Proposal: Approval of the Pfizer merger proposal is a condition to the consummation of the merger and requires the affirmative vote of the holders of a majority of the outstanding voting stock of Pfizer. For the Pfizer merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal. However, if you are a Pfizer employee holding Pfizer shares in a savings plan and/or Grantor Trust and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your plan administrator and/or trustee on how to vote on the Pfizer proposals, your shares will be voted in accordance with the terms of your plan and/or Grantor Trust.

The Pfizer Adjournment Proposal: Approval of the Pfizer adjournment proposal requires that the votes cast by Pfizer stockholders present in person or represented by proxy at the Pfizer special meeting and entitled to vote on the proposal, voting together as a single class, in favor of the proposal exceed the votes cast by such stockholders against the proposal. For the Pfizer adjournment proposal, an abstention or a failure to vote will not be counted as a vote in favor of or against this proposal. However, if you are a Pfizer employee holding Pfizer shares in a savings plan and/or Grantor Trust and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your plan administrator and/or trustee on how to vote on the Pfizer proposals, your shares will be voted in accordance with the terms of your plan and/or Grantor Trust. Notwithstanding the outcome of the Pfizer adjournment proposal vote, the Pfizer special meeting will not be adjourned or postponed without the mutual agreement of Pfizer and Allergan.

The Pfizer Advisory Compensation Proposal: Approval of the Pfizer advisory compensation proposal requires that the votes cast by Pfizer stockholders present in person or represented by proxy at the Pfizer special meeting and entitled to vote on the proposal, voting together as a single class, in favor of the proposal exceed the votes cast by such stockholders against the proposal. For the Pfizer advisory compensation proposal, an abstention or a failure to vote will not be counted as a vote in favor of or against this proposal. However, if you are a Pfizer employee holding Pfizer shares in a savings plan and/or Grantor Trust and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your plan administrator and/or trustee on how to vote on the Pfizer proposals, your shares will be voted in accordance with the terms of your plan and/or Grantor Trust.

Q:	HOW DOES THE PFIZER BOARD OF DIRECTORS RECOMMEND PFIZER STOCKHOLDERS VOTE?

A:	The Pfizer board of directors has determined that the merger agreement and the transactions contemplated thereby, including, without limitation, the merger, are advisable and fair to, and in the best interests of, Pfizer and its stockholders, and has approved and adopted the merger agreement and the transactions contemplated thereby. The Pfizer board of directors recommends that the Pfizer stockholders vote their shares of Pfizer common stock and Pfizer preferred shares:

1.	“FOR” the Pfizer merger proposal;

2.	“FOR” the Pfizer adjournment proposal; and

3.	“FOR” the Pfizer advisory compensation proposal.

Q:	WHY ARE PFIZER STOCKHOLDERS BEING ASKED TO APPROVE ON A NON-BINDING BASIS THE PFIZER ADVISORY COMPENSATION PROPOSAL?

A:	The rules promulgated by the SEC under Section 14A of the Exchange Act require Pfizer to submit a proposal to the Pfizer stockholders for a non-binding, advisory vote to approve the compensation that may be paid or become payable to Pfizer’s named executive officers in connection with the merger. For more information regarding such payments, see “The Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger.”

Q:	WHAT HAPPENS IF PFIZER STOCKHOLDERS DO NOT APPROVE ON A NON-BINDING BASIS THE ADVISORY COMPENSATION PROPOSAL?

A;	The vote on the Pfizer advisory compensation proposal is a vote separate and apart from the vote on the Pfizer merger proposal. Accordingly, Pfizer stockholders may vote in favor of the Pfizer merger proposal and not in favor of the Pfizer advisory compensation proposal, or vice versa. Approval of the Pfizer advisory compensation proposal is not a condition to consummation of the merger, and it is advisory in nature only, meaning it will not be binding on Pfizer or the combined company. Accordingly, if the merger is consummated, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Pfizer stockholders.

Q:	ARE THERE ANY RISKS RELATING TO THE MERGER, ALLERGAN’S BUSINESS OR THE COMBINED COMPANY THAT PFIZER STOCKHOLDERS SHOULD CONSIDER IN DECIDING WHETHER TO VOTE ON THE PROPOSALS?

A:	Yes. Before making any decision on whether and how to vote, Pfizer stockholders are urged to read carefully and in its entirety the information contained in “Risk Factors.” Pfizer stockholders should also read and carefully consider the risk factors of Pfizer and Allergan and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:	DO ANY OF THE PFIZER DIRECTORS OR EXECUTIVE OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM THOSE OF PFIZER STOCKHOLDERS?

A:	Yes. The Pfizer directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Pfizer stockholders. See “The Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger.” The members of the Pfizer board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Pfizer stockholders approve the adoption of the merger agreement.

Q:	WHAT ARE ALLERGAN SHAREHOLDERS BEING ASKED TO VOTE ON?

A:	At the Allergan EGM, Allergan shareholders will be asked to vote on the following proposals:

1.	the issuance of Allergan ordinary shares to stockholders of Pfizer in connection with the merger as contemplated by the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

2.	the sub-division of the Allergan ordinary shares whereby, immediately prior to the effective time, each existing Allergan ordinary share will be sub-divided into 11.3 combined company ordinary shares;

3.	the increase to the maximum number of directors of Allergan from 14 to 15 effective as of or prior to the effective time;

4.	the increase of the authorized share capital of Allergan from €40,000 and $101,000 to €40,000 and $[ ], respectively, effective as of or prior to the effective time;

5.	the change of name of the combined company from “Allergan plc” to “Pfizer plc” effective as of the effective time or as promptly as reasonably practicable thereafter;

6.	the reduction of the company capital of Allergan by the cancellation of some or all of the amount standing to the credit of Allergan’s share premium account immediately after the effective time, to allow the reserve resulting from the cancellation to be treated as additional profits available for distribution;

7.	the increase in nominal value of each Allergan ordinary share up to $0.00001 as of immediately following the Allergan share split and as of immediately prior to the effective time; and

8.	the adjournment of the Allergan EGM to another date and place if necessary or appropriate to solicit additional votes in favor of the Allergan proposals.

Under the NYSE rules, shareholder approval is required prior to the issuance of shares if the number of shares to be issued in a transaction equals 20% or more of the number of shares outstanding prior to the issuance. It is currently expected that the issuance of ordinary shares by Allergan pursuant to the merger agreement will result in the issuance of a number of ordinary shares in excess of 125% of the Allergan ordinary shares expected to be outstanding prior to the merger. Accordingly, Allergan shareholders are being asked to consider and vote on the issuance of Allergan ordinary shares pursuant to the merger agreement. Under Irish law, Allergan shareholders are required to approve the other Allergan proposals.

Allergan shareholders are not required to approve the adoption of the merger agreement under Irish law. Accordingly, Allergan shareholders are not being asked to vote on the merger or the adoption of the merger agreement.

Approval of each of the Allergan required proposals (the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal and the Allergan authorized share capital increase proposal) is required for consummation of the merger.

Approval of each of the Allergan name change proposal, the Allergan distributable reserves creation proposal, the Allergan renominalisation proposal and the Allergan adjournment proposal is not required for consummation of the merger.

If the Allergan name change proposal is not approved, the name of the combined company will be “Allergan plc,” but, following the effective time, the combined company is expected to do business as “Pfizer” and to ask combined company shareholders to approve the change of name of the combined company to “Pfizer plc.” If the Allergan distributable reserves creation proposal is not approved, the combined company will not create additional profits available for distribution from the reduction of the company capital of Allergan by the cancellation of some or all of the amount standing to the credit of Allegan’s share premium account resulting from the merger in order to make dividends and distributions in respect of, and repurchase, combined company ordinary shares from such distributable reserves, but, following the effective time, is expected to ask combined company shareholders to approve the creation of such distributable reserves.

The merger agreement provides that the Allergan EGM will not be adjourned or postponed without the mutual agreement of Pfizer and Allergan.

No other matters are intended to be brought before the Allergan EGM by Allergan.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE ALLERGAN EXTRAORDINARY GENERAL MEETING?

A:	The Allergan Share Issuance Proposal: The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan share issuance proposal at the Allergan EGM is required to approve the Allergan share issuance proposal.

The Allergan Share Split Proposal: The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan share split proposal at the Allergan EGM is required to approve the Allergan share split proposal.

The Allergan Board Increase Proposal: The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan board increase proposal at the Allergan EGM is required to approve the Allergan board increase proposal.

The Allergan Authorized Share Capital Increase Proposal: The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan authorized share capital increase proposal at the Allergan EGM is required to approve the Allergan authorized share capital increase proposal.

The Allergan Name Change Proposal: The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan name change proposal at the Allergan EGM is required to approve the Allergan name change proposal.

The Allergan Distributable Reserves Creation Proposal: The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan distributable reserves creation proposal at the Allergan EGM is required to approve the Allergan distributable reserves creation proposal.

The Allergan Renominalisation Proposal: The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan renominalisation proposal at the Allergan EGM is required to approve the Allergan renominalisation proposal.

The Allergan Adjournment Proposal: The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan adjournment proposal at the Allergan EGM is required to approve the Allergan adjournment proposal. Notwithstanding the outcome of the Allergan adjournment proposal vote, the Allergan EGM will not be adjourned or postponed without the mutual agreement of Pfizer and Allergan.

Because the vote required to approve each of the Allergan proposals is based on votes properly cast at the Allergan EGM, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on such proposals.

Q:	HOW DOES THE ALLERGAN BOARD OF DIRECTORS RECOMMEND ALLERGAN SHAREHOLDERS VOTE?

A:	The Allergan board of directors has approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Allergan and its shareholders. The Allergan board of directors recommends that the Allergan shareholders vote their Allergan ordinary shares:

1.	“FOR” the Allergan share issuance proposal;

2.	“FOR” the Allergan share split proposal;

3.	“FOR” the Allergan board increase proposal;

4.	“FOR” the Allergan authorized share capital increase proposal;

5.	“FOR” the Allergan name change proposal;

6.	“FOR” the Allergan distributable reserves creation proposal;

7.	“FOR” the Allergan renominalisation proposal; and

8.	“FOR” the Allergan adjournment proposal.

Q:	WHY ARE ALLERGAN SHAREHOLDERS BEING ASKED TO APPROVE THE ALLERGAN DISTRIBUTABLE RESERVES CREATION PROPOSAL?

A:	Under Irish law, dividends may be paid (and share repurchases and redemptions must generally be funded) only out of “distributable reserves.” Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. Shareholders of Allergan are therefore being asked to approve the creation of additional distributable reserves of the combined company (through the reduction of the company capital of Allergan by the cancellation of some or all of the amount standing to the credit of Allergan’s share premium account) in order to facilitate the combined company’s ability to pay dividends (and repurchase or redeem shares) after the merger. Shareholder approval of the Allergan distributable reserves creation proposal is not a guarantee that if the merger occurs, the combined company will pay dividends or make share repurchases at any time in the future.

The approval of the Allergan distributable reserves creation proposal is not a condition to the consummation of the transaction. Accordingly, if stockholders of Pfizer approve the Pfizer merger proposal and shareholders of Allergan approve the Allergan required proposals, but shareholders of Allergan do not approve the Allergan distributable reserves creation proposal, and the merger is consummated, the combined company may not have sufficient distributable reserves to pay dividends (or to repurchase or redeem shares) following the transaction unless and until the combined company otherwise accumulates distributable reserves. In addition, the creation of additional distributable reserves of the combined company requires the approval of the Irish High Court. Although the combined company is not aware of any reason why the Irish High Court would not approve the creation of additional distributable reserves, the issuance of the required order is a matter for the discretion of the Irish High Court. See “Risk Factors.”

Q:	ARE THERE ANY RISKS RELATING TO THE MERGER, PFIZER’S BUSINESS OR THE COMBINED COMPANY THAT ALLERGAN SHAREHOLDERS SHOULD CONSIDER IN DECIDING WHETHER TO VOTE ON THE PROPOSALS?

A:	Yes. Before making any decision on whether and how to vote, Allergan shareholders are urged to read carefully and in its entirety the information contained in “Risk Factors.” Allergan shareholders should also read and carefully consider the risk factors of Pfizer and Allergan and the other risk factors that are incorporated by reference into this joint proxy statement/prospectus.

Q:	DO ANY OF THE ALLERGAN DIRECTORS OR EXECUTIVE OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM THOSE OF ALLERGAN SHAREHOLDERS?

A:	Yes. The Allergan directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Allergan shareholders. See “The Transactions—Interests of the Allergan Directors and Executive Officers in the Merger.” The members of the Allergan board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Allergan shareholders approve the Allergan proposals.

Q:	WHAT DO I NEED TO DO NOW?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instruction card for your Pfizer or Allergan shares, as applicable, as soon as possible so that your shares will be represented at your respective company’s meeting of stockholders or shareholders. Please follow the instructions set forth on the proxy card or on the voting instruction card provided by the record holder if your shares are held in “street name” through your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of Pfizer as of the Pfizer record date, or a shareholder of record of Allergan as of the Allergan record date, you may submit your proxy before the Pfizer special meeting or the Allergan EGM, respectively, in one of the following ways:

1.	visit the website shown on your proxy card to submit your proxy via the Internet;

2.	call the toll-free number for telephone proxy submission shown on your proxy card; or

3.	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at your respective company’s meeting of stockholders or shareholders.

If you are a shareholder of record of Allergan and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act, 2014, of the Chairman as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders or shareholders who wish to vote in person at the meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	HOW MANY VOTES DO I HAVE?

A:	Pfizer: You are entitled to one vote for each share of Pfizer common stock and 2,574.87 votes for each Pfizer preferred share that you owned as of the close of business on the Pfizer record date. As of the close of business on the Pfizer record date, [ ] shares of Pfizer common stock and [ ] Pfizer preferred shares were outstanding and entitled to vote at the Pfizer special meeting.

Allergan: You are entitled to one vote for each Allergan ordinary share that you owned as of the close of business on the Allergan record date. Allergan preferred shares are not entitled to vote on the Allergan proposals. As of the close of business on the Allergan record date, [          ] Allergan ordinary shares were outstanding and entitled to vote at the Allergan EGM.

Q:	WHAT IF I SELL MY SHARES OF PFIZER COMMON STOCK OR PFIZER PREFERRED SHARES BEFORE THE PFIZER SPECIAL MEETING, OR I SELL MY ALLERGAN ORDINARY SHARES BEFORE THE ALLERGAN EGM?

A:	Pfizer: If you transfer your shares of Pfizer common stock or your Pfizer preferred shares after the Pfizer record date but before the Pfizer special meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Pfizer special meeting, but will have transferred the right to receive the merger consideration. In order to receive the share consideration, the cash consideration or the preferred stock liquidation amount, as applicable, as a result of the merger, you must hold your shares through the effective time.

Allergan: If you transfer your Allergan ordinary shares after the Allergan record date but before the Allergan EGM, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the Allergan EGM, but will have transferred the right to receive 11.3 combined company ordinary shares for each Allergan ordinary share by virtue of the Allergan share split. In order to receive combined company ordinary shares as a result of the Allergan share split and the consummation of the merger, you must hold your shares through the effective time.

Q:	SHOULD I SEND IN MY PFIZER STOCK CERTIFICATES NOW?

A:	No. To the extent Pfizer stockholders have certificated shares, such Pfizer stockholders should keep their existing stock certificates at this time. If Pfizer stockholders intend to make an election, they must send in any certificates that they hold at the time they send in the election form. After the merger is consummated, Pfizer stockholders will receive from the exchange agent a letter of transmittal and written instructions for exchanging their stock certificates for the share consideration and/or the cash consideration. Pfizer stockholders who have not previously sent in their certificates should send in their certificates at such time.

Q:	WHO IS THE EXCHANGE AGENT FOR THE MERGER?

A:	[ ] is the exchange agent for the merger.

Q:	SHOULD I SEND IN MY ALLERGAN ORDINARY SHARE CERTIFICATES NOW?

A:	No. To the extent Allergan shareholders have certificated shares, such Allergan shareholders should keep their existing stock certificates at this time. After the effective date of the Allergan share split, Allergan shareholders will receive from the transfer agent of the combined company a letter of transmittal and written instructions for exchanging their Allergan ordinary share certificates for the combined company ordinary shares that they are entitled to receive as a result of the Allergan share split. Allergan shareholders should send in their certificates at such time.

Q:	WHO IS THE TRANSFER AGENT FOR THE COMBINED COMPANY?

A:	[ ] is the transfer agent for the combined company.

Q:	WHEN AND WHERE ARE THE PFIZER SPECIAL MEETING OF STOCKHOLDERS AND THE ALLERGAN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS?

A:	Pfizer: The special meeting of Pfizer stockholders will be held at [ ], at [ ] [a/p].m. (local time), on [ ], 2016.

Allergan: The Allergan EGM will be held at [          ], at [          ] [a/p].m. (local time), on [          ], 2016.

Q:	WHAT CONSTITUTES A QUORUM?

A:	Pfizer: The presence of the holders of stock representing a majority of the voting power of all shares of Pfizer stock issued and outstanding and entitled to vote at the Pfizer special meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum. Broker non-votes (shares of Pfizer common stock or Pfizer preferred shares held by brokers, banks or nominees that are present in person or by proxy at the Pfizer special meeting but with respect to which the broker or other stockholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will not be counted as present for purposes of determining a quorum.

Allergan: The presence of two or more persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all) more than 50% of the total issued voting rights of Allergan’s shares is necessary to constitute a quorum. Abstentions will be counted as present for purposes of determining whether there is a quorum. Broker non-votes (Allergan ordinary shares held by brokers, banks or nominees that are present in person or by proxy at the Allergan EGM but with respect to which the broker or other shareholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will also be counted as present for purposes of determining a quorum. As brokers do not have discretionary authority to vote on the Allergan proposals, it is expected that there will be no broker non-votes.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Pfizer or Allergan or by voting in person at your respective company’s special meeting unless you obtain a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Pfizer special meeting and the Allergan EGM will be “non-routine” matters.

If you are a Pfizer stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

1.	your broker, bank or other nominee may not vote your shares on the Pfizer merger proposal, which will have the same effect as a vote “AGAINST” this proposal;

2.	your broker, bank or other nominee may not vote your shares on the Pfizer adjournment proposal, which will have no effect on the vote count for this proposal (and your shares will not be counted towards determining whether a quorum is present); and

3.	your broker, bank or other nominee may not vote your shares on the Pfizer advisory compensation proposal, which will have no effect on the vote count for this proposal (and your shares will not be counted towards determining whether a quorum is present).

If you are an Allergan shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

1.	your broker, bank or other nominee may not vote your shares on the Allergan share issuance proposal, which will have no effect on this proposal (but your shares will be counted towards determining whether a quorum is present);

2.	your broker, bank or other nominee may not vote your shares on the Allergan share split proposal, which will have no effect on the vote count for this proposal (but your shares will be counted towards determining whether a quorum is present);

3.	your broker, bank or other nominee may not vote your shares on the Allergan board increase proposal, which will have no effect on the vote count for this proposal (but your shares will be counted towards determining whether a quorum is present);

4.	your broker, bank or other nominee may not vote your shares on the Allergan authorized share capital increase proposal, which will have no effect on the vote count for this proposal (but your shares will be counted towards determining whether a quorum is present);

5.	your broker, bank or other nominee may not vote your shares on the Allergan name change proposal, which will have no effect on the vote count for this proposal (but your shares will be counted towards determining whether a quorum is present);

6.	your broker, bank or other nominee may not vote your shares on the Allergan distributable reserves creation proposal, which will have no effect on the vote count for this proposal (but your shares will be counted towards determining whether a quorum is present);

7.	your broker, bank or other nominee may not vote your shares on the Allergan renominalisation proposal, which will have no effect on the vote count for this proposal (but your shares will be counted towards determining whether a quorum is present); and

8.	your broker, bank or other nominee may not vote your shares on the Allergan adjournment proposal, which will have no effect on the vote count for this proposal (but your shares will be counted towards determining whether a quorum is present).

Q:	HOW DO I VOTE SHARES HELD OR ACQUIRED THROUGH AN EMPLOYEE PROGRAM?

A:	Pfizer: If you are a Pfizer employee, you will receive a proxy card or voting instruction card for the following shares of Pfizer common stock or Pfizer preferred shares that you hold in the following plans, if applicable:

•	shares held in a Pfizer, Wyeth and/or Hospira savings plan; and/or

•	shares held in Grantor Trusts for deferred stock received by certain Pfizer and legacy Wyeth employees.

Your proxy card will serve as a voting instruction card for the applicable savings plan and/or Grantor Trust.

See the Q&A above entitled “How do I vote?” for further information on how to vote such shares.

If you do not vote your Pfizer shares or specify your voting instructions on your proxy or voting instruction card, the administrator of the applicable savings plan, and/or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust. To allow sufficient time for voting by the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m. (U.S. Eastern Time), on [    ], 2016.

If you hold Pfizer shares through any other Pfizer plan, you will receive voting instructions from that plan’s administrator, as applicable.

If your Pfizer shares are held through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares.

Allergan: If you are an Allergan shareholder of record, the shares listed on your proxy card will include the following shares that you hold in the following plans, if applicable:

•	shares held in the Actavis, Inc. 401(k) Plan;

•	shares held in the Forest Tosara Share Participation Scheme;

•	shares held in the Allergan, Inc. Savings and Investment Plan;

•	shares held in the Allergan Irish Share Participation Scheme;

•	shares held in the Allergan, Inc. Dividend Reinvestment Plan;

•	shares held in the Allergan, Inc. Savings Plan Canada; and

•	shares held in the Allergan, Inc. Deferred Directors’ Fee Program.

If you do not vote your Allergan ordinary shares or specify your voting instructions on your proxy card, the administrator or trustee of the applicable Allergan benefit plan will vote your shares in accordance with the terms of the relevant Allergan benefit plan.

If your Allergan ordinary shares are held through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares.

Q:	WHAT IF I DO NOT VOTE?

A:	If you are a Pfizer stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on the merger proposal, this will have the same effect as a vote cast against the merger proposal and will not count towards determining whether a quorum is present.

If you are a Pfizer stockholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on the Pfizer adjournment proposal or the Pfizer advisory compensation proposal, this will have no effect on the vote count for such proposal, and will not count towards determining whether a quorum is present.

However, if you are a Pfizer employee holding Pfizer shares in a savings plan and/or Grantor Trust and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your plan administrator and/or trustee on how to vote on the Pfizer proposals, your shares will be voted in accordance with the terms of your plan and/or Grantor Trust.

If you are an Allergan shareholder and you fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your broker, bank or other nominee how to vote on any of the Allergan proposals, this will have no effect on the vote count for such proposal, but in the case of broker no-votes only will count towards determining whether a quorum is present.

If you do not vote your Allergan ordinary shares or specify your voting instructions on your proxy card, the administrator or trustee of the applicable Allergan benefit plan will vote your shares in accordance with the terms of the relevant Allergan benefit plan.

An abstention occurs when a stockholder or shareholder attends the applicable meeting in person and does not vote or returns a proxy or voting instruction card with an “abstain” vote. If you respond with an “abstain” vote on the merger proposal, this will have the same effect as a vote cast against the merger proposal, but will count towards determining whether a quorum is present. If you respond with an “abstain”

vote on the Pfizer adjournment proposal or the Pfizer advisory compensation proposal, this will have no effect on the vote count for such proposal, but will count towards determining whether a quorum is present. If you respond with an “abstain” vote on any of the Allergan proposals, this will have no effect on the vote count for any such proposal, but will count towards determining whether a quorum is present.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal (and you do not change your vote after delivering your proxy or voting instruction card), the shares of Pfizer common stock and Pfizer preferred shares represented by your proxy or voting instruction card will be voted for each Pfizer proposal in accordance with the recommendation of the Pfizer board of directors or the Allergan ordinary shares represented by your proxy or voting instruction card will be voted for each Allergan proposal in accordance with the recommendation of the Allergan board of directors.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Pfizer: As a Pfizer stockholder, you may change your vote or revoke a proxy before the Pfizer special meeting. If you are a Pfizer stockholder of record, you can do this by:

•	sending a written notice of revocation that is received by Pfizer prior to 11: 59 p.m. (U.S. Eastern Time) on the day preceding the Pfizer special meeting, stating that you would like to revoke your proxy, to:

Corporate Secretary

Pfizer Inc.

235 East 42nd Street

New York, New York 10017-5755

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by Pfizer prior to 11: 59 p.m. (U.S. Eastern Time) on the day preceding the Pfizer special meeting; or

•	attending the Pfizer special meeting and voting in person.

Attending the Pfizer special meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the Pfizer special meeting, you must vote by ballot at such meeting to change your vote.

If you are a Pfizer stockholder whose shares are held in “street name” by a broker, bank or other nominee, you may revoke your proxy and vote your shares in person at the Pfizer special meeting only in accordance with applicable rules and procedures as employed by such broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

If you hold shares indirectly in the Pfizer benefits plans, you should contact the administrator and/or trustee of your plan, as applicable, to change your vote of the shares allocated to your benefit plan.

Allergan: As an Allergan shareholder, you may change your vote or revoke a proxy before the Allergan EGM. If you are an Allergan shareholder of record, you can do this by:

•	delivering written notice to the company secretary of Allergan that is received prior to the commencement of the Allergan EGM stating that you have revoked your proxy to the company secretary of Allergan at the following address:

Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

Attention: Company Secretary

•	submitting a new proxy again by telephone or over the Internet prior to the commencement of the Allergan EGM;

•	signing and returning by mail a proxy card with a later date so that it is received by Allergan prior to the commencement of the Allergan EGM; or

•	attending the Allergan EGM and voting by ballot in person.

Attending the Allergan EGM will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the Allergan EGM, you must vote by ballot at such meeting to change your vote.

If you are an Allergan shareholder whose shares are held in “street name” by a broker, bank or other nominee, you may revoke your proxy and vote your shares in person at the Allergan EGM only in accordance with applicable rules and procedures as employed by such broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your voting instructions.

If you hold shares indirectly in the Allergan benefit plans, you should contact the administrator and/or trustee of your plan, as applicable, to change your vote of the shares allocated to you under the relevant Allergan benefit plan, in accordance with the terms of such benefit plan.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:	Pfizer stockholders and Allergan shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold Pfizer common stock or Pfizer preferred shares, or Allergan ordinary shares, in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Pfizer common stock or Pfizer preferred shares, or Allergan ordinary shares, and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Pfizer common stock or Pfizer preferred shares, and Allergan ordinary shares, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Pfizer common stock, every Pfizer preferred share and/or every Allergan ordinary share, that you own.

Q:	WHAT IF I HOLD SHARES IN BOTH PFIZER AND ALLERGAN?

A:	If you are both a stockholder of Pfizer and a shareholder of Allergan, you will receive two separate packages of proxy materials. A vote cast as a Pfizer stockholder will not count as a vote cast as an Allergan shareholder, and a vote cast as an Allergan shareholder will not count as a vote cast as a Pfizer stockholder. Therefore, please separately submit a proxy or voting instruction card for each of your shares of Pfizer common stock and/or Pfizer preferred shares, and your Allergan ordinary shares.

Q:	WHERE CAN I FIND THE VOTING RESULTS OF THE PFIZER SPECIAL MEETING AND THE ALLERGAN EGM?

A:	Preliminary voting results will be announced at the Pfizer special meeting and the Allergan EGM and will be set forth in press releases that Pfizer and Allergan intend to issue after the Pfizer special meeting and the Allergan EGM, respectively. Final voting results for the Pfizer special meeting and the Allergan EGM are expected to be published in Current Reports on Form 8-K to be filed by Pfizer and Allergan with the SEC within four business days after the Pfizer special meeting and the Allergan EGM, as applicable.

Q:	ARE PFIZER STOCKHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:	Pfizer stockholders may seek appraisal rights in connection with the merger to the extent such rights are available under Delaware law and, if such rights are perfected, such stockholders will be entitled to receive payment of the appraised value of such shares in accordance with Delaware law instead of receiving the merger consideration payable in respect of such shares in the merger. In order to preserve any appraisal rights that a Pfizer stockholder may have, in addition to otherwise complying with the applicable provisions of Delaware law, such Pfizer stockholder must not vote in favor of the Pfizer merger proposal, and must submit a written demand for appraisal prior to the vote at the Pfizer special meeting.

Q:	ARE ALLERGAN SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:	No. Allergan shareholders are not entitled to appraisal rights under Irish law in connection with the merger or the other transactions contemplated by the merger agreement.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO HOLDERS OF PFIZER COMMON STOCK?

A:	For U.S. federal income tax purposes, the receipt of combined company ordinary shares or a combination of combined company ordinary shares and cash in exchange for Pfizer common stock pursuant to the merger will be treated as a taxable transaction. U.S. holders of Pfizer common stock will generally recognize gain, but not loss, equal to the difference, if any, between (i) the sum of (1) the fair market value of the combined company ordinary shares received by such holder in the merger, and (2) the amount of any cash received by such holder in the merger, including any cash received in lieu of fractional combined company ordinary shares, and (ii) the holder’s adjusted tax basis in the Pfizer common stock surrendered in the exchange. Such gain generally will be long-term capital gain if the U.S. holder’s holding period of the Pfizer common stock surrendered exceeds one year at the effective time.

Pfizer stockholders should consult their tax advisors as to the particular consequences to them of the merger, including the effect of U.S. federal, state and local tax laws and non-U.S. tax laws. For a more detailed discussion of the U.S. federal income tax consequences of the merger, see “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to Holders of Pfizer Common Stock.”

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO ALLERGAN SHAREHOLDERS?

A:	Except with respect to cash received in lieu of fractional shares, a holder of Allergan ordinary shares generally should not recognize gain or loss upon such holder’s exchange of its Allergan ordinary shares for the combined company ordinary shares received pursuant to the Allergan share split.

Allergan shareholders should consult their tax advisors as to the particular tax consequences to them of the Allergan share split, including the effect of U.S. federal, state and local tax laws and non-U.S. tax laws. For a more detailed discussion of the U.S. federal income tax consequences of the Allergan share split, see “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Allergan Share Split to Allergan Shareholders.”

Q:	WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?

A:	If the merger is not consummated, Pfizer stockholders will not receive any consideration for their shares of Pfizer common stock or Pfizer preferred shares and the Allergan share split will not occur in respect of the Allergan ordinary shares. Instead, Pfizer and Allergan will remain independent public companies and their shares of common stock or ordinary shares, respectively, will continue to be listed and traded separately on the NYSE. Under specified circumstances, Pfizer or Allergan (or its wholly owned subsidiary) may be required to pay to, or be entitled to receive from, the other party a fee or reimbursement of expenses with respect to the termination of the merger agreement, as described under “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.”

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

Pfizer stockholders should contact [                    ], the proxy solicitation agent for Pfizer, at [          ]. Pfizer stockholders may call [          ] collect at [          ] or toll-free at [          ].

Allergan shareholders should contact [                    ], the proxy solicitation agent for Allergan, at [          ]. Allergan shareholders may call [          ] collect at [          ] or toll-free at [          ].

Q:	WHERE CAN I FIND MORE INFORMATION ABOUT PFIZER AND ALLERGAN?

A:	You can find more information about Pfizer and Allergan from the various sources described under “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its Annexes and the other documents incorporated by reference into this joint proxy statement/prospectus, because the information in this section may not provide all of the information that might be important to you in determining how to vote. For a description of, and instructions as to how to obtain, additional information, see “Where You Can Find More Information.” Each item in this summary includes a page reference directing you to a more complete description of that item.

Transaction Structure (page [●])

The terms and conditions of the merger are contained in the merger agreement which is attached to this joint proxy statement/prospectus as Annex A. You should read the merger agreement carefully as it is the legal document that governs the merger.

Under the terms of the merger agreement, the businesses of Pfizer and Allergan will be combined under a single company. The merger is structured as a “reverse merger,” in which the existing Allergan entity will become the parent entity of the combined company. Specifically, pursuant to the merger agreement, Merger Sub will merge with and into Pfizer with Pfizer surviving as a wholly owned subsidiary of Allergan. Subject to approval of the Allergan name change proposal by Allergan shareholders at the Allergan EGM and the approval of the Registrar of Companies in Ireland, Allergan will change its name to “Pfizer plc.” Following the merger, the Pfizer common stock will be delisted from the NYSE, the London Stock Exchange and the Swiss SIX Stock Exchange and deregistered under the Exchange Act and cease to be publicly traded. It is expected that the combined company ordinary shares will be traded on the NYSE under the current Pfizer ticker symbol “PFE.”

Consideration to Pfizer Stockholders (page [●])

In the merger, each share of Pfizer common stock issued and outstanding immediately prior to the effective time (other than (i) such shares owned by Pfizer, Allergan or Merger Sub, (ii) dissenting shares, and (iii) such shares owned by subsidiaries of Pfizer immediately prior to the effective time) will be converted into the right to receive, at the election of the holder and subject to the proration procedures described in the merger agreement, either:

•	one (1) combined company ordinary share; or

•	an amount in cash, without interest, equal to the volume-weighted average price per share of Pfizer common stock on the NYSE for the trading day immediately preceding the date of consummation of the merger (determined as provided in the merger agreement).

Any holder of Pfizer common stock that does not elect to receive the cash consideration or the share consideration with respect to a share, or has not properly elected to receive any such consideration with respect to a share, will be deemed to have elected to receive the share consideration for such share.

It is anticipated that former Pfizer stockholders and Allergan shareholders will hold, on a fully diluted basis (based on the treasury stock method) and assuming the conversion of all outstanding Pfizer preferred shares and Allergan preferred shares, approximately 56% and 44% respectively, of the issued and outstanding combined company ordinary shares immediately after consummation of the merger, based on the closing price of Pfizer common stock and certain other assumptions as of November 20, 2015.

In addition, in the merger, each Pfizer preferred share issued and outstanding immediately prior to the effective time will be converted into the number of shares of Pfizer common stock into which such Pfizer preferred share could have been converted at that time in accordance with the certificate of designations for the Pfizer preferred shares, and the holder of such Pfizer preferred share will be entitled to receive the common stock merger consideration (and participate in the election described above) in respect of the shares of Pfizer common stock into which such Pfizer preferred share was converted. As of the date of this joint proxy statement/prospectus, each Pfizer preferred share would have been converted into 2,574.87 shares of Pfizer common stock at the effective time had the effective time occurred on such date. In lieu of receiving such preferred stock merger consideration, holders of Pfizer preferred shares may instead elect to receive the preferred stock liquidation amount. As of the date of this joint proxy statement/prospectus, the liquidation preference plus accrued and unpaid dividends on the Pfizer preferred shares was $40,300 per share. Holders of Pfizer preferred shares who do not elect to receive the preferred stock liquidation amount will be entitled to elect between the share consideration and the cash consideration for each share of Pfizer common stock into which their Pfizer preferred shares are converted as of immediately prior to the effective time. The election of holders of Pfizer preferred shares to receive the preferred stock liquidation amount will not be taken into account in determining whether shares of Pfizer common stock (including Pfizer common stock in respect of Pfizer preferred shares converted as described above) will be subject to the proration procedures described in the merger agreement, which will be determined solely based on the amount of cash electing shares and share electing shares.

No holder of Pfizer common stock (including Pfizer common stock in respect of Pfizer preferred shares converted as described above) will be issued a fraction of a combined company ordinary share in the merger. Each holder of Pfizer common stock converted pursuant to the merger, who would otherwise have been entitled to receive a fraction of a combined company ordinary share (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder), will instead receive the Pfizer fractional share consideration described in “Allergan Proposals—Allergan Share Split Proposal” and “The Merger Agreement—No Fractional Shares.”

Allergan Share Split and Name Change (page [●])

The merger agreement provides that immediately prior to the consummation of the merger, Allergan shareholders will receive 11.3 combined company ordinary shares for each of their Allergan ordinary shares. Allergan shareholders will receive these shares by virtue of the Allergan share split.

No holder of Allergan ordinary shares will be issued fractional shares in the Allergan share split. Each holder of Allergan ordinary shares subject to the Allergan share split, who would otherwise have been entitled to receive a fraction of a combined company ordinary share (after aggregating all shares held by such holder), will receive the Allergan fractional share consideration as described in “The Merger Agreement—No Fractional Shares.”

Following the merger, subject to the approval of the Allergan name change proposal by Allergan shareholders at the Allergan EGM and the approval of the Registrar of Companies in Ireland, Allergan will effect a change of name so that the name of the combined company will be “Pfizer plc.”

As of the effective time of the Allergan share split, pursuant to and in accordance with the anti-dilution provisions of Allergan’s equity incentive plans, Allergan will appropriately and proportionately adjust the number of Allergan ordinary shares issuable in respect of outstanding equity incentive awards, the exercise price of all outstanding options, the total number of Allergan ordinary shares that may be the subject of future grants as well as the individual ordinary share limits under Allergan’s equity incentive plans.

Treatment of Pfizer Equity-Based Awards (page [●])

Stock Options. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Pfizer stock option granted under any Pfizer equity plan, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the effective time will be assumed by the combined company and will be converted into a combined company stock option to acquire a number of combined company ordinary shares (rounded down to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer stock option as of immediately prior to the effective time, at an exercise price per combined company ordinary share (rounded up to the nearest whole cent) equal to the exercise price per share of Pfizer common stock of such Pfizer stock option. Each Pfizer stock option that is an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. Each Pfizer stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer stock option as of immediately prior to the effective time.

Total Shareholder Return Units. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Pfizer TSRU award granted under any Pfizer equity plan, whether vested or unvested, that is outstanding as of immediately prior to the effective time will be assumed by the combined company and will be converted into a combined company TSRU award denominated with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer TSRU award as of immediately prior to the effective time, at a grant price per combined company ordinary share (rounded to the nearest whole cent) equal to the grant price per share of Pfizer common stock of such Pfizer TSRU award. Each Pfizer TSRU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer TSRU award as of immediately prior to the effective time.

Restricted Stock Units. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Pfizer RSU award granted under any Pfizer equity plan, whether vested or unvested, that is outstanding as of immediately prior to the effective time will be assumed by the combined company and will be converted into a combined company RSU award with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer RSU award as of immediately prior to the effective time. Each Pfizer RSU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer RSU award as of immediately prior to the effective time.

Performance Stock Units. As of the effective time, each Pfizer PSU award granted under any Pfizer equity plan, whether vested or unvested, that is outstanding as of immediately prior to the effective time will, by virtue of the merger and without any action on the part of the holders thereof, be assumed by the combined company and will be converted into a combined company PSU award with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer PSU award as of immediately prior to the effective time. Each Pfizer PSU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer PSU award as of immediately prior to the effective time.

Deferred Awards. As of the effective time, each Pfizer deferred award will, by virtue of the merger and without any action on the part of the holders thereof, be deemed to be invested in combined company ordinary shares, with the number of combined company ordinary shares subject to the Pfizer deferred awards in a participant’s account under each Pfizer deferred compensation plan as of the effective time to be equal to the number of shares of Pfizer common stock subject to such Pfizer deferred awards as of immediately prior to the effective time. Following the effective time, the Pfizer deferred compensation plans will otherwise continue to have the same terms, including payment terms and investment options, that were applicable as of immediately prior to the effective time, with the Pfizer common stock fund to be replaced with a combined company ordinary shares fund.

Change in Control. A “change of control” (or similar phrase) within the meaning of Pfizer’s 2014 Stock Plan, 2004 Stock Plan, as amended and restated, and 2001 Stock and Incentive Plan will occur or will be deemed to occur at the effective time for purposes of such Pfizer equity plans, and will trigger the commencement of the relevant double-trigger protection period thereunder. Prior to the effective time, Pfizer will pass resolutions, provide any notices, obtain any consents, make any amendments to the Pfizer equity plans, Pfizer equity awards and Pfizer deferred compensation plans and take such other actions as are necessary to provide for the treatment of the Pfizer equity awards and the Pfizer deferred awards as contemplated by the merger agreement.

Treatment of Allergan Equity-Based Awards (page [●])

The merger will constitute a “change of control” for purposes of all outstanding Allergan equity-based awards, and will trigger the commencement of the relevant double-trigger protection period under such awards. Allergan or the combined company will take such actions as it determines are reasonably appropriate and necessary to provide for the treatment of the Allergan equity-based awards in accordance with the terms and conditions provided for in the applicable plan and the applicable award agreement, including adjusting such awards in connection with the Allergan share split or otherwise and the determination of achievement of any performance-based criteria in a manner consistent with the terms of any such plan and any applicable award agreement.

Comparative Per Share Market Price Information (page [●])

Allergan ordinary shares are listed on the NYSE under the symbol “AGN.” Pfizer common stock is listed on the NYSE under the symbol “PFE.” The following table shows the closing prices of Allergan ordinary shares and Pfizer common stock as reported on the NYSE on November 20, 2015, the last full trading day before the public announcement of the signing of the merger agreement, and on [          ], 2016, the last practicable full trading day before the date of this joint proxy statement/prospectus.

	Allergan Ordinary Shares		Pfizer Common Stock
November 20, 2015	$312.46		$32.18
[ ], 2016	[	]	[	]

Recommendation of the Pfizer Board of Directors and Pfizer’s Reasons for the Merger (page [●])

At its meeting on November 22, 2015, the Pfizer board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and fair to, and in the best interests of, Pfizer and its stockholders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. The Pfizer board of directors recommends that the Pfizer stockholders vote “FOR” the Pfizer merger proposal, “FOR” the Pfizer adjournment proposal and “FOR” the Pfizer advisory compensation proposal.

In arriving at this determination and recommendation, the Pfizer board of directors reviewed and discussed a significant amount of information, consulted with Pfizer’s management, legal advisors and financial advisors, and considered a number of factors in support of its decision to approve and adopt the merger agreement, including, among others, the expectation that the combined company will be able to leverage the respective strengths of each of Pfizer and Allergan to position itself as a leading global biopharmaceutical company with the strength to research, discover and deliver more medicines and therapies to more people around the world; the belief that the merger will accelerate the growth potential of Pfizer’s innovative business and capabilities of Pfizer’s established products business; the view that the combined company will have a strong capital structure and credit profile; the fact that, upon consummation of the merger, Pfizer stockholders will own, on a fully diluted basis, approximately 56% of the equity of the combined company, which will provide the Pfizer stockholders with an opportunity to participate in the equity value of the combined company; the expectation that the combination could result in potential aggregate annual operating synergies of more than $2 billion; the combined company’s expected pro forma adjusted effective tax rate; the belief that the complementary cultures of the two companies will allow for a successful integration of Pfizer and Allergan following the consummation of the merger; and the opinions of each of Guggenheim Securities and Goldman Sachs as to the fairness, from a financial point of view, of the merger consideration to holders of shares of Pfizer common stock.

The Pfizer board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the merger, including, among others, the risk that the transaction might not be consummated in a timely manner or at all; the risk that a change in applicable U.S. tax law, or official interpretations thereof, could cause the combined company to be treated as a U.S. domestic corporation for U.S. federal income tax purposes following the consummation of the merger; the challenges inherent in the combination of two business enterprises of the size and scope of Pfizer and Allergan; the risks related to certain terms of the merger agreement (including the requirement that in certain circumstances Pfizer may become obligated to reimburse certain of Allergan’s expenses up to $400 million or pay a termination fee to Allergan of up to $3.5 billion); the risk that the merger may divert management focus and resources; and the risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

At its meeting on November 22, 2015, the Pfizer board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the merger were outweighed by the potential benefits that it expected Pfizer and Pfizer stockholders would achieve as a result of the merger.

In considering the recommendation of the Pfizer board of directors, Pfizer stockholders should be aware that directors and executive officers of Pfizer have interests in the merger that are different from, or in addition to, any interests they might have as stockholders. See “—Interests of the Pfizer Directors and Executive Officers in the Merger.”

This discussion of the information and factors considered by the Pfizer board of directors includes the principal positive and negative factors considered by the Pfizer board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Pfizer board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger, and the complexity of these matters, the Pfizer board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction and to make its recommendations to Pfizer stockholders. Rather, the Pfizer board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Pfizer board of directors may have given differing weights to different factors.

For a more complete description of Pfizer’s reasons for entering into the merger agreement and the recommendations of the Pfizer board of directors, see “The Transactions—Recommendation of the Pfizer Board of Directors and Pfizer’s Reasons for the Merger.”

Opinions of Pfizer’s Financial Advisors (page [●])

Opinion of Guggenheim Securities, LLC

Guggenheim Securities, LLC (“Guggenheim Securities”) delivered its opinion on November 22, 2015 to the Pfizer board of directors to the effect that, as of November 22, 2015 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the common stock merger consideration was fair, from a financial point of view, to the common stockholders of Pfizer. The full text of Guggenheim Securities’ written opinion, which is attached as Annex B to this joint proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

Guggenheim Securities’ opinion was provided to the Pfizer board of directors (in its capacity as such) for its information and assistance in connection with its evaluation of the common stock merger consideration, did not and does not constitute a recommendation to the Pfizer board of directors with respect to the merger and did not and does not constitute advice or a recommendation to any holder of Pfizer common stock or Allergan ordinary shares as to how to vote in connection with the merger or otherwise or, in the case of Pfizer stockholders, what form of consideration any such holder should elect to receive pursuant to the election mechanism described in the merger agreement (as to which Guggenheim Securities expresses no view or opinion). Guggenheim Securities’ opinion addressed and addresses only the fairness, from a financial point of view, of the common stock merger consideration to the common stockholders of Pfizer and did not and does not address any other term or aspect of the merger, the merger agreement or any other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the merger. See “The Transactions—Opinions of Pfizer’s Financial Advisors—Opinion of Guggenheim Securities, LLC.”

Opinion of Goldman, Sachs & Co.

Goldman, Sachs & Co. (“Goldman Sachs” and, together with Guggenheim Securities, “Pfizer’s financial advisors”) delivered its opinion on November 22, 2015 to the Pfizer board of directors that, as of November 22, 2015 and based upon and subject to the factors and assumptions set forth therein, the common stock merger consideration to be paid to the holders (other than Allergan and its affiliates) of Pfizer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders of Pfizer common stock.

The full text of the written opinion of Goldman Sachs dated November 22, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and should be read carefully and in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Pfizer board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of Pfizer common stock should vote or make any election with respect to such merger or any other matter. See “The Transactions—Opinions of Pfizer’s Financial Advisors—Opinion of Goldman, Sachs & Co.”

Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger (page [●])

After careful consideration, the Allergan board of directors recommends that Allergan shareholders vote “FOR” the Allergan share issuance proposal, “FOR” the Allergan share split proposal, “FOR” the Allergan board increase proposal, “FOR” the Allergan authorized share capital increase proposal, “FOR” the Allergan name change proposal, “FOR” the Allergan distributable reserves creation proposal, “FOR” the Allergan renominalisation proposal and “FOR” the Allergan adjournment proposal.

In reaching its decision, the Allergan board of directors considered a number of factors as generally supporting its decision to enter into the merger agreement, including, among others, that the Allergan share split implies an exchange ratio of 11.3x, which ratio, when multiplied by the closing price per share of Pfizer common stock on November 20, 2015, the last full trading day before public announcement of the signing of the merger agreement, of $32.18, produces an implied offer price that represents more than a 30% premium to the closing price per Allergan ordinary share on October 28, 2015 (the last trading day prior to the companies’ public confirmation that they were engaged in preliminary friendly discussions); the expectation that the combined company would create long-term value for Allergan shareholders by combining innovation and growth with substantial sources of reliable earnings and cash flow; the potential strategic opportunities in combining the businesses; an enhanced credit profile; expected synergies; the potential risks and uncertainties associated with the continued execution of Allergan’s standalone business strategy; the expectation that the combined company will remain committed to a dividend policy that targets a 50% dividend payout ratio; the opinion of J.P. Morgan, Allergan’s financial advisor, as to the fairness, from a financial point of view, of the Allergan stock consideration to the holders of Allergan ordinary shares; the opinion of Morgan Stanley, Allergan’s financial advisor, as to the fairness, from a financial point of view, of the split exchange ratio to the holders of Allergan ordinary shares; and the overall terms of the merger agreement. The Allergan board of directors also considered a variety of risks and other potentially negative factors concerning the merger, including, among others, the risks related to the diversion of management and resources from other strategic opportunities and challenges; the potential difficulties relating to integrating the operations of Allergan and Pfizer; the risk that the merger might not be completed in a timely manner or at all; the risks related to certain terms of the merger agreement (including restrictions on the conduct of Allergan’s business prior to the consummation of the merger and the requirement that in certain circumstances Allergan pay Pfizer a termination fee or reimburse certain expenses incurred by Pfizer in connection with the merger); and the risks related to Pfizer’s business.

In considering the recommendation of the Allergan board of directors, Allergan shareholders should be aware that the Allergan directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Allergan shareholders. See “—Interests of the Pfizer Directors and Executive Officers in the Merger.”

The foregoing discussion of the information and factors considered by the Allergan board of directors is not intended to be exhaustive, but includes the material factors considered by the Allergan board of directors. In view of the variety of factors considered in connection with its evaluation of the combination, the Allergan board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Allergan board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Allergan board of directors based its recommendation on the totality of the information presented and the factors it considered. The explanation of the Allergan board of directors’ reasons for the merger and the other transactions contemplated by the merger agreement and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

For a more complete description of Allergan’s reasons for entering into the merger agreement and the recommendations of the Allergan board of directors, see “The Transactions—Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger.”

Opinions of Allergan’s Financial Advisors (page [●])

Opinion of J.P. Morgan Limited

Allergan retained J.P. Morgan Limited (“J.P. Morgan”) to act as its financial advisor in connection with the transactions contemplated by the merger agreement. At the meeting of the Allergan board of directors on November 21, 2015, J.P. Morgan rendered its oral opinion to the board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Allergan stock consideration (as defined below) to be issued to the Allergan shareholders as part of the transactions contemplated by the merger agreement was fair, from a financial point of view, to the holders of Allergan ordinary shares, other than Pfizer and its affiliates. J.P. Morgan confirmed this oral opinion by delivering its written opinion on November 22, 2015. In the description of the opinion of J.P. Morgan set forth in this summary and in the sections of this joint proxy statement/prospectus entitled “The Transactions—Opinions of Allergan’s Financial Advisors—Opinion of J.P. Morgan Limited,” “The Transactions—Background of the Merger” and “The Transactions—Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger,” the term “Allergan stock consideration” is used to mean the sub-division of each Allergan ordinary share into 11.3 Allergan ordinary shares immediately prior to the effective time (which Allergan ordinary shares will subsequently become combined company ordinary shares in connection with the merger).

The full text of the written opinion of J.P. Morgan, dated November 22, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus. The shareholders of Allergan are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Allergan board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the transactions contemplated by the merger agreement and is directed only to the fairness to holders of Allergan ordinary shares (other than Pfizer and its affiliates) of the Allergan stock consideration to be issued as part of the transactions contemplated by the merger agreement. Further, the opinion does not constitute a recommendation to any shareholder of Allergan as to how such shareholder should vote or act with respect to the transactions contemplated by the merger agreement or any other matter.

For a description of the opinion that the Allergan board of directors received from J.P. Morgan, see “The Transactions—Opinions of Allergan’s Financial Advisors—Opinion of J.P. Morgan.”

Opinion of Morgan Stanley & Co. LLC

Morgan Stanley & Co. LLC (“Morgan Stanley”) was retained by the Allergan board of directors to act as its financial advisor in connection with the transactions contemplated by the merger agreement, pursuant to an engagement letter dated November 21, 2015. On November 21, 2015, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on November 22, 2015, to the Allergan board of directors to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the split exchange ratio (giving effect to the merger and taking into account the share consideration and the cash consideration payable to holders of Pfizer common stock) pursuant to the merger agreement was fair from a financial point of view to the holders of Allergan ordinary shares (other than Pfizer and its affiliates). In the description of the opinion of Morgan Stanley set forth in this summary and in the sections of this joint proxy statement/prospectus entitled “The Transactions—Opinions of Allergan’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC,” “The Transactions—Background of the Merger” and “The Transactions—Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger,” the term “split exchange ratio” is used to mean the sub-division of each Allergan ordinary share into 11.3 Allergan ordinary shares immediately prior to the effective time of the merger (which Allergan ordinary shares will subsequently become combined company ordinary shares in connection with the merger).

The full text of Morgan Stanley’s written opinion to the Allergan board of directors, dated November 22, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex E. The foregoing summary of Morgan Stanley’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion below carefully and in their entirety. Morgan Stanley’s opinion was for the benefit of the Allergan board of directors, in its capacity as such, and addressed only the fairness from a financial point of view of the split exchange ratio (giving effect to the merger and taking into account the share consideration and the cash consideration payable to holders of Pfizer common stock) to the holders of Allergan ordinary shares (other than Pfizer and its affiliates) pursuant to the merger agreement as of the date of the opinion and did not address any other aspects or implications of the merger. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to how Pfizer’s stockholders or Allergan’s shareholders should vote at any special or extraordinary general meeting to be held in connection with the merger and the other transactions contemplated by the merger agreement, or whether to take any other action with respect to the merger or any other matter.

For a description of the opinion that the Allergan board of directors received from Morgan Stanley, see “The Transactions—Opinions of Allergan’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC”.

The Pfizer Special Meeting (page [●])

Pfizer will convene the Pfizer special meeting on [          ], 2016, at [          ] [a/p].m. (local time), at [          ]. At the Pfizer special meeting, Pfizer stockholders will be asked to approve the Pfizer merger proposal, the Pfizer adjournment proposal and the Pfizer advisory compensation proposal.

Only holders of shares of Pfizer common stock or Pfizer preferred shares as of the close of business on [         ], 2016, the record date for the Pfizer special meeting, will be entitled to receive notice of, and to vote at, the Pfizer special meeting or any adjournments or postponements thereof. On the Pfizer record date, there were [          ] shares of Pfizer common stock outstanding and entitled to vote at the Pfizer special meeting, held by a total of [          ] holders of record, and [          ] Pfizer preferred shares outstanding and entitled to vote at the Pfizer special meeting, all of which are held of record by [          ]. Each share of Pfizer common stock entitles the holder to one vote at the Pfizer special meeting on each proposal to be considered at the Pfizer special meeting. Each Pfizer preferred share entitles the holder to a number of votes equal to the number of shares of Pfizer common stock into which such Pfizer preferred share could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one one-hundredth of a vote, or 2,574.87 votes, subject to adjustment under certain circumstances provided in the certificate of designations for the Pfizer preferred shares. The Pfizer common stock and Pfizer preferred shares will vote together as one class on all of the Pfizer proposals. As of the Pfizer record date, directors and executive officers of Pfizer and their affiliates owned and were entitled to vote [          ] shares of Pfizer common stock and [          ] Pfizer preferred shares, representing less than 1% of the votes of the Pfizer common stock and Pfizer preferred shares, taken together as a single class, outstanding on that date. Pfizer currently expects that the Pfizer directors and executive officers will vote their shares in favor of each of the Pfizer proposals, although none of them has entered into any agreements obligating him or her to do so.

Approval of the Pfizer merger proposal is a condition to the merger and requires the affirmative vote of the holders of a majority of the outstanding voting stock of Pfizer. Approval of each of the Pfizer adjournment proposal and the Pfizer advisory compensation proposal requires that the votes cast by Pfizer stockholders present in person or represented by proxy at the Pfizer special meeting and entitled to vote on the proposal, voting together as a single class, in favor of the proposal exceed the votes cast by such stockholders against the proposal.

The Allergan Extraordinary General Meeting (page [●])

Allergan will convene the Allergan EGM on [          ], 2016, at [          ] [a/p].m. (local time), at [          ]. At the Allergan EGM, Allergan shareholders will be asked to consider and vote on the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal, the Allergan authorized share capital increase proposal, the Allergan name change proposal, the Allergan distributable reserves creation proposal, the Allergan renominalisation proposal and the Allergan adjournment proposal.

Only holders of Allergan ordinary shares as of the close of business on [          ], 2016, the record date for the Allergan EGM, will be entitled to notice of, and to vote at, the Allergan EGM or any adjournments or postponements thereof. On the Allergan record date, there were [          ] Allergan ordinary shares outstanding, held by a total of [          ] registered holders. Each outstanding Allergan ordinary share is entitled to one vote on each proposal and any other matter properly coming before the Allergan EGM. Allergan preferred shares are not entitled to vote on the Allergan proposals. As of the record date, directors and executive officers of Allergan and their affiliates owned and were entitled to vote [          ] Allergan ordinary shares, representing [less than 1%] of Allergan ordinary shares outstanding on that date. Allergan currently expects that the Allergan directors and executive officers will vote their shares in favor of each of the Allergan proposals, although none of them has entered into any agreements obligating them to do so.

The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on each of the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal, the Allergan authorized share capital increase proposal, the Allergan renominalisation proposal and the Allergan adjournment proposal at the Allergan EGM is required to approve each such proposal. The affirmative vote of 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on each of the Allergan name change proposal and the Allergan distributable reserves creation proposal at the Allergan EGM is required to approve each such proposal.

Interests of the Pfizer Directors and Executive Officers in the Merger (page [●])

In considering the recommendation of the Pfizer board of directors with respect to the merger, Pfizer stockholders should be aware that the directors and executive officers of Pfizer have certain interests in the merger that may be different from, or in addition to, the interests of Pfizer stockholders generally. The Pfizer board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that Pfizer stockholders vote to approve the Pfizer proposals. A future amendment to this joint proxy statement/prospectus will disclose, in accordance with SEC requirements, information regarding any interests that Pfizer’s executive officers might have in the merger that may be different from, or in addition to, the interests of Pfizer stockholders generally.

Interests of the Allergan Directors and Executive Officers in the Merger (page [●])

In considering the recommendation of the Allergan board of directors with respect to the Allergan proposals, Allergan shareholders should be aware that the directors and executive officers of Allergan have certain interests in the merger that may be different from, or in addition to, the interests of Allergan shareholders generally. The Allergan board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that Allergan shareholders vote to approve the Allergan proposals. A future amendment to this joint proxy statement/prospectus will disclose, in accordance with SEC requirements, information regarding any interests that Allergan’s executive officers and directors might have in the merger that may be different from, or in addition to, the interests of Allergan shareholders generally.

Certain Governance Matters Following the Merger (page [●])

Pursuant to the merger agreement, effective as of the effective time, the combined company board of directors will be comprised of a total of 15 directors, 11 of whom will be the directors serving on the Pfizer board of directors prior to the closing of the merger and four of whom will be directors serving on the Allergan board of directors prior to the closing of the merger, and will include Paul M. Bisaro, the current Executive Chairman of Allergan, and Brenton L. Saunders, the current Chief Executive Officer and President of Allergan, with the remaining two directors to be mutually agreed between Pfizer and Allergan prior to the consummation of the merger.

In addition, pursuant to the merger agreement, as of the effective time:

•	Ian C. Read, the current Chairman and Chief Executive Officer of Pfizer, will become the Chairman and Chief Executive Officer of the combined company; and

•	Brenton L. Saunders, the current Chief Executive Officer and President of Allergan, will become the President and Chief Operating Officer of the combined company.

For additional information on the directors and executive officers of the combined company, see “Certain Governance Matters Following the Merger.”

Regulatory Approvals Required for the Merger (page [●])

United States Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the transaction cannot be consummated until, among other things, notifications have been given and certain information has been provided to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and all applicable waiting periods have expired or been terminated.

On January 27, 2016, each of Pfizer and Allergan filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. Prior to the expiration of the initial 30-day waiting period, on February 26, 2016, Allergan withdrew its Pre-Merger Notification and Report Form. Allergan promptly refiled on February 29, 2016, which initiated a new 30-day waiting period. Pfizer and Allergan intend to cooperate fully with the FTC. While we believe that HSR clearance will ultimately be obtained, this clearance is not assured.

Other Regulatory Approvals

Pfizer and Allergan derive revenues in other jurisdictions where regulatory filings or clearances are or may be required including Australia, Brazil, Canada, China, the European Union, India and Japan. The transaction cannot be consummated until the closing conditions relating to applicable filings and clearances under antitrust laws have been satisfied or waived. Apart from these closing conditions, additional filings and regulatory reviews in other jurisdictions must occur. Pfizer and Allergan are in the process of filing notices and applications to satisfy the filing requirements and to obtain the necessary regulatory clearances. Although Pfizer and Allergan believe that they will be able to complete all filings and to obtain the requisite regulatory clearances in a timely manner, they cannot be certain when or if they will do so, or if any clearances will contain terms, conditions, or restrictions that will be detrimental to or adversely affect Pfizer, Allergan, the combined company or their respective subsidiaries after the consummation of the merger.

The United States Antitrust and Other Regulatory Approvals are discussed under “The Transactions—Regulatory Approvals Required for the Merger.”

Appraisal Rights (page [●])

Appraisal rights will be available to holders of Pfizer common stock and holders of Pfizer preferred shares in connection with the merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a Pfizer stockholder may have, in addition to otherwise complying with the applicable provisions of Delaware law, such Pfizer stockholder must not vote in favor of the Pfizer merger proposal and must submit a written demand for appraisal prior to the vote at the Pfizer special meeting.

To the extent appraisal rights are available under Delaware law, a Pfizer stockholder who properly seeks appraisal and otherwise complies with the applicable requirements under Delaware law (a “dissenting stockholder”) will be entitled to receive a cash payment equal to the fair value of his, her or its shares in connection with the merger in lieu of the merger consideration. Fair value will be determined by the Delaware Court of Chancery (the “Court”) following an appraisal proceeding. Dissenting stockholders will not know the appraised fair value at the time such stockholders must elect whether to seek appraisal.

The ultimate amount dissenting stockholders receive in an appraisal proceeding may be more than, the same as or less than the value of the merger consideration such stockholders would have received under the merger agreement. To seek appraisal, a Pfizer stockholder must comply strictly with all of the procedures required under Delaware law, including delivering a written demand for appraisal to Pfizer before the vote is taken on the merger agreement at the Pfizer special meeting, not voting in favor of the Pfizer merger proposal and continuing to hold his, her or its shares through the effective time. Failure to comply strictly with all of the procedures required under Delaware law will result in the loss of appraisal rights.

For a further description of the appraisal rights available to Pfizer stockholders and the procedures required to exercise such appraisal rights, see “Appraisal Rights” and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Annex F to this joint proxy statement/prospectus. If a Pfizer stockholder holds shares through a broker, bank or other nominee and the Pfizer stockholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the Pfizer special meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, Pfizer stockholders who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.

Allergan shareholders will not be entitled to dissenters’ or appraisal rights under Irish law in connection with the merger.

No Solicitation; Third-Party Acquisition Proposals (page [●])

The merger agreement contains detailed provisions outlining the circumstances in which Pfizer and Allergan may respond to competing proposals received from third parties. Under these reciprocal provisions, each of Pfizer and Allergan has agreed that it will not (and will not permit any of its subsidiaries to), and that it will direct and use its reasonable best efforts to cause its respective representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders or stockholders, as applicable) which constitutes or would be reasonably expected to lead to a “competing proposal” (as defined in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Covenants and Agreements—No Solicitation; Third-Party Acquisition Proposals”);

•	participate in any discussions or negotiations regarding a competing proposal with, or furnish any nonpublic information in furtherance of a competing proposal to any person or entity that has made or, to Pfizer’s or Allergan’s knowledge, as applicable, is considering making, a competing proposal; or

•	waive, terminate, modify or release any person or entity (other than Pfizer, Allergan, Merger Sub and their respective affiliates, as applicable) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation (provided that Pfizer or Allergan, as applicable, will not be required to take, or be prohibited from taking, any action otherwise prohibited or required under this provision if its board of directors determines in good faith (after consultation with outside legal counsel) that such action or inaction would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law).

If Pfizer or Allergan receives a written competing proposal or inquiry or proposal from a person or entity that intends to make a competing proposal, which its board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors):

•	constitutes a “superior proposal” (as defined in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Covenants and Agreements—No Solicitation; Third-Party Acquisition Proposals”) or could reasonably be expected to result in a superior proposal; and

•	failure to take the actions described in either of the bullet points below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law and which competing proposal, inquiry or proposal was made after the date of the merger agreement and did not otherwise result from a breach of the merger agreement, then Pfizer or Allergan, as applicable, may take the following actions:

•	furnish nonpublic information to the third party making or intending to make such competing proposal, if, and only if, prior to so furnishing such information, it receives from the third party an executed confidentiality agreement with terms no less restrictive of such person or entity than the confidentiality agreement between Pfizer and Allergan (except that such confidentiality agreement may not include the “fall away” provisions to the “standstill” terms set forth in the confidentiality agreement between Pfizer and Allergan); and

•	engage in discussions or negotiations with the third party with respect to the competing proposal.

The merger agreement permits each of the Pfizer board of directors and the Allergan board of directors to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other applicable law or make any disclosure to its stockholders or shareholders, as applicable, if such board of directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would violate applicable law. However, any disclosure of a position contemplated by Rule 14d-9 and Rule 14e-2(a) that relates to the approval, recommendation or declaration of advisability by the Pfizer board of directors or the Allergan board of directors with respect to a competing proposal will be deemed a change of recommendation, except in certain circumstances described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Covenants and Agreements—No Solicitation; Third-Party Acquisition Proposals.”

Change of Recommendation (page [●])

Pfizer, through its board of directors, has agreed to recommend to and solicit, and use its reasonable best efforts to obtain from, the Pfizer stockholders their approval of the Pfizer merger proposal and include such recommendation in this joint proxy statement/prospectus. In addition, Allergan, through its board of directors, has agreed to recommend to and solicit, and use its reasonable best efforts to obtain from, the Allergan shareholders their approval of the Allergan proposals and include such recommendation in this joint proxy statement/prospectus. Each of the Pfizer board of directors and the Allergan board of directors is required not to:

•	approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any competing proposal, or withdraw or fail to make when required pursuant to the merger agreement, or propose publicly to withdraw or fail to make when required pursuant to the merger agreement (or qualify or modify in any manner adverse to Allergan or Pfizer, as applicable) its recommendation in favor of the Pfizer merger proposal or the Allergan required proposals, the Allergan distributable reserves creation proposal and the Allergan name change proposal, as applicable (any of the foregoing, a “change of recommendation”); or

•	cause or allow Pfizer or Allergan or any of their respective subsidiaries, as applicable, to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to any, any competing proposal, or requiring, or reasonably expected to cause, Pfizer or Allergan, as applicable, to abandon, terminate, delay or fail to consummate the merger (other than a confidentiality agreement as permitted by the merger agreement).

However, prior to the approval of the Pfizer merger proposal or the Allergan proposals by the Pfizer stockholders or the Allergan shareholders, as applicable, each of the Pfizer board of directors and the Allergan board of directors is permitted to make a change of recommendation, if:

•	such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that (i) a competing proposal constitutes a superior proposal and (ii) the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; or

•	in response to any effect that occurs after the date of the merger agreement, including any change in or issuance or interpretation of, or proposed change in or issuance or interpretation of, applicable law (whether or not yet approved or effective), but excluding the receipt, existence or terms or consequences of a competing proposal or any inquiry related thereto (an “intervening event”), such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Prior to making a change of recommendation in response to a competing proposal, the party so doing must provide the other party with at least three business days’ prior written notice advising the other party of its board of directors’ intention to make such a change of recommendation, and must also take into account any changes to the terms of the merger agreement proposed by the other party in response to such prior written notice or otherwise, and during such three business day period, the party intending to make the change of recommendation must engage in good faith negotiations with the other party regarding any changes to the terms of the merger agreement proposed by the other party.

Prior to making a change of recommendation in response to an intervening event, the party so doing must provide the other party with at least three business days’ prior written notice advising the other party of its board of directors’ intention to make such a change of recommendation and the reasons therefore, and must take into account any changes to the terms of the merger agreement proposed by the other party in response to such prior written notice or otherwise, and during such three business day period, the party intending to make the change of recommendation must engage in good faith negotiations with the other party regarding any changes to the terms of the merger agreement proposed by the other party.

In the event that the Allergan board of directors makes a change in recommendation prior to receipt of approval of the Allergan required proposals, then Pfizer will have the right to terminate the merger agreement. In the event that the Pfizer board of directors makes a change in recommendation prior to receipt of approval of the Pfizer merger proposal, then Allergan will have the right to terminate the merger agreement. Unless the merger agreement has been terminated in accordance with its terms, the party making the change of recommendation must hold the Pfizer special meeting or the Allergan EGM, as applicable, for the purpose of obtaining approval of the Pfizer proposals or the Allergan proposals, as applicable. Under the terms of the merger agreement, Pfizer and Allergan have also agreed to certain additional procedures and obligations described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Covenants and Agreements—Change of Recommendation.”

Conditions to the Consummation of the Merger (page [●])

Under the merger agreement, the respective obligations of each party to effect the merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver on or prior to the date of the consummation of the merger of each of the following conditions:

•	approval by Allergan shareholders of the Allergan required proposals and by Pfizer stockholders of the Pfizer merger proposal;

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•	the absence of any (i) law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order or prohibition under any antitrust law by any relevant governmental authority of competent jurisdiction, which prohibits consummation of the merger;

•	receipt of the required regulatory approvals;

•	approval of an Irish prospectus in relation to the Allergan ordinary shares, if required, by the Central Bank of Ireland;

•	the occurrence of the Allergan share split; and

•	the approval for listing on the NYSE of the Allergan ordinary shares to be issued in the merger, subject to official notice of issuance.

Under the merger agreement, the respective obligations of Allergan and Merger Sub to effect the merger are also subject to the satisfaction or waiver on or prior to the date of the consummation of the following additional conditions:

•	the accuracy of the representations and warranties of Pfizer, subject to specified materiality standards;

•	Pfizer’s performance of or compliance in all material respects with the covenants and agreements required to be performed or complied with by it under the merger agreement; and

•	the delivery by Pfizer of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of and compliance with its covenants and agreements.

Under the merger agreement, the obligation of Pfizer to effect the merger is also subject to the satisfaction or waiver at the effective time of the following additional conditions:

•	the accuracy of the representations and warranties of Allergan, subject to specified materiality standards;

•	Allergan’s performance of or compliance in all material respects with the covenants and agreements required to be performed or complied with by it under the merger agreement;

•	the delivery by Allergan of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of and compliance with its covenants and agreements; and

•	the closing of the Allergan divestiture transaction.

Neither Pfizer nor Allergan can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be consummated. For a more complete description of the conditions to the consummation of the merger, see “The Merger Agreement—Conditions to the Consummation of the Merger.”

Termination of the Merger Agreement; Termination Fees; Expense Reimbursement (page [●])

Termination of the Merger Agreement

The merger agreement may be terminated and the merger and the other transactions contemplated by the merger agreement abandoned as follows:

•	by mutual written consent of Pfizer and Allergan;

•	by either Pfizer or Allergan, prior to the effective time, if there has been a breach by Allergan or Merger Sub, on the one hand, or Pfizer, on the other hand, of any representation, warranty, covenant or agreement set forth in the merger agreement, which breach would result in the conditions to the other parties’ obligation to consummate the merger not being satisfied (and such breach is not curable prior to the outside date (as defined below), or, if curable prior to the outside date, has not been cured within the earlier of (i) 30 calendar days following notice thereof to the defaulting party from the non-defaulting party or (ii) three business days before the outside date, so long as the terminating party is not then in material breach of any representation, warranty, covenant or agreement set forth in the merger agreement;

•	by either Pfizer or Allergan, if the effective time has not occurred by 5: 00 p.m., New York City time, on October 31, 2016 (as may be extended pursuant to the terms of the merger agreement, the “outside date”), except that if on such date all of the conditions to the consummation of the merger have been satisfied or waived (other than the conditions regarding the stockholder and shareholder approvals, registration statement, regulatory approvals, Irish prospectus, the Allergan share split and the share listing and those conditions that by their nature can only be satisfied at the consummation of the merger), then such date will be extended to 5: 00 p.m., New York City time, on March 31, 2017;

•	by Allergan, if, prior to receipt of approval of the Pfizer merger proposal, the Pfizer board of directors makes a change of recommendation;

•	by Pfizer, if, prior to receipt of approval of the Allergan required proposals, the Allergan board of directors makes a change of recommendation;

•	by either Pfizer or Allergan, if a governmental authority of competent jurisdiction that is in a jurisdiction that is material to the business and operations of Pfizer and Allergan, taken together, has issued a final, non-appealable order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the merger;

•	by either Pfizer or Allergan, if the Pfizer special meeting has concluded and approval of the Pfizer merger proposal has not been obtained;

•	by either Pfizer or Allergan, if the Allergan EGM has been concluded and approval of the Allergan required proposals has not been obtained; or

•	by either Pfizer or Allergan, if, following the date of the merger agreement, there has been an “adverse tax law change” (as defined in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”).

Termination Fees

Termination Fees Payable by Pfizer

The merger agreement requires Pfizer to pay a wholly owned subsidiary of Allergan a termination fee of $1.5 billion if either Pfizer or Allergan terminates the merger agreement because the Pfizer special meeting has concluded and approval of the Pfizer merger proposal has not been obtained from the Pfizer stockholders and the Allergan board of directors has not made a change of recommendation and the Allergan required proposals have been approved by the Allergan shareholders.

In addition, the merger agreement requires Pfizer to pay a termination fee of $3.5 billion if:

•	(i) either Pfizer or Allergan terminates the merger agreement because the Pfizer special meeting (as it may be adjourned or postponed) has concluded and approval of the Pfizer merger proposal has not been obtained from the Pfizer stockholders, (ii) after the date of the merger agreement, a competing proposal (as such term is described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”) for Pfizer is publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Pfizer special meeting, and (iii) (a) a competing proposal is consummated within 12 months of such termination or (b) Pfizer enters into a definitive agreement providing for a competing proposal within 12 months of such termination and such competing proposal is consummated; or

•	(i) Allergan terminates the merger agreement because prior to receipt of approval of the Pfizer merger proposal, the Pfizer board of directors makes a change of recommendation in response to a superior proposal and (ii) the Allergan board of directors has not made a change of recommendation, and Allergan confirms to Pfizer in writing that the Allergan board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Allergan proposals and does not intend to make a change of recommendation.

Furthermore, the merger agreement requires Pfizer to pay a termination fee of $3.0 billion if the Pfizer board of directors makes a change of recommendation (other than in response to a superior proposal) on or prior to March 1, 2016, or $3.5 billion if the Pfizer board of directors makes a change of recommendation (other than in response to a superior proposal) after March 1, 2016, if:

•	(i) Allergan terminates the merger agreement because prior to receipt of approval of the Pfizer merger proposal, the Pfizer board of directors made such a change of recommendation and (ii) the Allergan board of directors has not made a change of recommendation, and Allergan confirms to Pfizer in writing that the Allergan board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Allergan proposals and does not intend to make a change of recommendation; or

•	either Pfizer or Allergan terminates the merger agreement if the Pfizer special meeting (as it may be adjourned or postponed) has concluded and approval of the Pfizer merger proposal has not been obtained.

The merger agreement also requires Pfizer to reimburse Allergan for certain expenses, in an aggregate amount not to exceed $400 million, under certain circumstances described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.” To the extent this reimbursement is required, any payment made for this reason will be credited against Pfizer’s obligation, if any, to pay any of the termination fees described above.

Termination Fees Payable by Allergan

The merger agreement requires a wholly owned subsidiary of Allergan to pay Pfizer a termination fee of $1.5 billion if either Pfizer or Allergan terminates the merger agreement because the Allergan EGM has concluded and approval of the Allergan required proposals has not been obtained and the Pfizer board of directors has not made a change of recommendation and the Pfizer merger proposal has been approved by the Pfizer stockholders.

In addition, the merger agreement requires a wholly owned subsidiary of Allergan to pay to Pfizer a termination fee of $3.5 billion if:

•	(i) either Pfizer or Allergan terminates the merger agreement because the Allergan EGM (as it may be adjourned or postponed) has concluded and approval of the Allergan required proposals has not been obtained, (ii) after the date of the merger agreement, a competing proposal (as such term is described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”) for Allergan is publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Allergan EGM, and (iii) (a) a competing proposal is consummated within 12 months of such termination or (b) Allergan enters into a definitive agreement providing for a competing proposal within 12 months of such termination and such competing proposal is consummated; or

•	(i) Pfizer terminates the merger agreement because prior to receipt of the approval of the Allergan required proposals, the Allergan board of directors makes a change of recommendation in response to a superior proposal and (ii) the Pfizer board of directors has not made a change of recommendation, and Pfizer confirms to Allergan in writing that the Pfizer board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Pfizer merger proposal and does not intend to make a change of recommendation.

Furthermore, the merger agreement requires a wholly owned subsidiary of Allergan to pay to Pfizer a termination fee of $3.0 billion if the Allergan board of directors makes a change of recommendation (other than in response to a superior proposal) on or prior to March 1, 2016, or $3.5 billion if the Allergan board of directors makes a change of recommendation (other than in response to a superior proposal) after March 1, 2016, if:

•	(i) Pfizer terminates the merger agreement because prior to receipt of the approval of the Allergan required proposals, the Allergan board of directors made such change of recommendation and (ii) the Pfizer board of directors has not made a change of recommendation, and Pfizer confirms to Allergan in writing that the Pfizer board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Pfizer merger proposal and does not intend to make a change of recommendation; or

•	either Allergan or Pfizer terminates the merger agreement if the Allergan EGM (as it may be adjourned or postponed) has concluded and approval of the Allergan required proposals has not been obtained.

The merger agreement also requires Allergan to reimburse Pfizer for certain expenses, in an aggregate amount not to exceed $400 million, under certain circumstances described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.” To the extent this reimbursement is required, any payment made for this reason will be credited against Allergan’s obligation, if any, to pay any of the termination fees described above.

For a more complete description of the circumstances under which the merger agreement may be terminated and the termination fees and expense reimbursement that may become payable under the merger agreement, see “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.”

Transaction-Related Costs of the Merger (page [●])

Pfizer and Allergan currently estimate that, upon the effective time, transaction-related costs incurred by the combined company, including fees and expenses relating to the merger, will be approximately $[          ].

Accounting Treatment of the Merger (page [●])

The combined company will account for the acquisition contemplated by the merger agreement using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). The combined company will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

Generally accepted accounting principles require that one of Pfizer or Allergan be designated as the acquirer for accounting purposes based on the evidence available, Pfizer will be treated as the acquiring entity for accounting purposes, while Allergan is the acquiring entity from a legal perspective. In identifying Pfizer as the acquiring entity, the companies took into account a variety of factors, including, but not limited to, the structure of the merger and the other transactions contemplated by the merger agreement, relative outstanding share ownership, the composition of the combined company board of directors and the designation of certain senior management positions of the combined company. Accordingly, the historical financial statements of Pfizer will become the historical financial statements of the combined company.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present, which may occur more frequently than on an annual basis.

The allocation of the purchase price to the assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Pfizer management believes are reasonable based on currently available information as of the date of filing. Due to the preliminary nature of this valuation, certain asset or liability values are based on a preliminary assessment using data available to Pfizer management at the time of this filing for purposes of the unaudited pro forma condensed combined financial statements. Upon consummation of the merger, such valuation will be finalized, with the final purchase price and fair value assessment of assets and liabilities based on a detailed analysis that has not yet been consummated. See “The Transactions—Accounting Treatment of the Merger.”

Listing Combined Company Ordinary Shares (page [●])

The combined company ordinary shares to be issued in the merger must be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time. Following the merger, the combined company ordinary shares will trade on the NYSE under the ticker “PFE.”

Certain U.S. Federal Income Tax Consequences of the Merger and the Allergan Share Split (page [●])

For U.S. federal income tax purposes, the receipt of combined company ordinary shares or a combination of combined company ordinary shares and cash in exchange for Pfizer common stock pursuant to the merger will be treated as a taxable transaction. U.S. holders of Pfizer common stock will generally recognize gain, but not loss, on the exchange of Pfizer common stock for combined company ordinary shares, or a combination of combined company ordinary shares and cash, in the merger. For a more detailed description of the U.S. federal income tax consequences of the merger, see “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations.”

Except with respect to cash received in lieu of fractional shares, a U.S. holder of Allergan ordinary shares generally should not recognize gain or loss upon such holder’s exchange of its Allergan ordinary shares for the ordinary shares received pursuant to the Allergan share split. A U.S. holder of Allergan ordinary shares that receives cash in lieu of fractional combined company shares pursuant to the Allergan share split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the Allergan ordinary shares surrendered that is allocated to such fractional combined company shares.

Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders (page [●])

As a result of the merger, the holders of shares of Pfizer common stock and Pfizer preferred shares (other than shares converted into the right to receive the cash consideration or the preferred stock liquidation amount) will become holders of Allergan ordinary shares, which will become the combined company ordinary shares, and their rights will be governed by Irish law (instead of Delaware law) and by the constitution of Allergan (the “Allergan constitution,” which includes the memorandum of association and the articles of association of Allergan) (instead of the amended and restated certificate of incorporation of Pfizer (the “Pfizer certificate of incorporation”) or the amended and restated bylaws of Pfizer (the “Pfizer bylaws”)). Following the merger, former Pfizer stockholders will have different rights as combined company shareholders than they had as Pfizer stockholders. Certain differences between the rights of stockholders of Pfizer and the rights of shareholders of Allergan include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the governing documents. See “Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders.”

Risk Factors (page [●])

In deciding how to vote your shares of Pfizer common stock or Pfizer preferred shares or your Allergan ordinary shares, you should read carefully this entire joint proxy statement/prospectus, including the documents incorporated by reference herein and the Annexes hereto, and in particular, you should read the “Risk Factors” section.

Information about the Companies (page [●])

Pfizer

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

Phone: (212) 733-2323

Pfizer was incorporated in the State of Delaware in 1942. Pfizer is a research-based, global biopharmaceutical company. Pfizer applies science and its global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products. Its global portfolio includes medicines, vaccines and medical devices, as well as many of the world’s best-known consumer healthcare products. Pfizer works across developed and emerging markets to advance wellness, prevention, treatments and cures, and collaborates with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world.

Allergan

Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

Phone: (862) 261-7000

Allergan (formerly known as Actavis plc) was incorporated in Ireland as Actavis Limited on May 16, 2013 as a private limited company and re-registered effective September 20, 2013 as a public limited company. On June 15, 2015, Actavis plc changed its name to Allergan plc, following the acquisition of Allergan, Inc. (“Legacy Allergan”) by Actavis plc on March 17, 2015 and the approval of the name change by Actavis plc’s shareholders. Allergan is a global specialty pharmaceutical company and a leader in a new industry model — Growth Pharma engaged in the development, manufacturing, marketing and distribution of brand name, medical aesthetics, biosimilar and over-the-counter (“OTC”) pharmaceutical products. Allergan has operations in more than 100 countries. Allergan markets a portfolio of best-in-class products that provide valuable treatments for the central nervous system, eye care, medical aesthetics, dermatology, plastic surgery, gastroenterology, women’s health and urology therapeutic categories. Allergan is an industry leader in research and development, with one of the broadest development pipelines in the pharmaceutical industry. Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live longer, healthier lives.

On July 26, 2015, Allergan entered into the Allergan divestiture transaction agreement, under which Teva Pharmaceutical Industries Ltd. (“Teva”) agreed to acquire Allergan’s global generic pharmaceuticals business and certain other assets.

Merger Sub

Watson Merger Sub Inc.

c/o Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

Phone: (862) 261-7000

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of Allergan. Merger Sub was incorporated on November 20, 2015 for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus, Pfizer stockholders should carefully consider the following risks in deciding whether to vote for the approval of the Pfizer proposals, and Allergan shareholders should carefully consider the following risks in deciding whether to vote for the approval of the Allergan proposals. Descriptions of some of these risks can be found in the Annual Reports of Pfizer and Allergan on Form 10-K for the fiscal year ended December 31, 2015, and any amendments thereto, for each of Pfizer and Allergan, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should read carefully this entire joint proxy statement/prospectus and its Annexes and the other documents incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.”

Risks Related to the Merger

Because the market price of Allergan ordinary shares and shares of Pfizer common stock will fluctuate, Pfizer stockholders and Allergan shareholders cannot be sure of the value of the combined company ordinary shares they will receive in the merger or the Allergan share split, as applicable.

As a result of the merger, each issued and outstanding share of Pfizer common stock (including Pfizer common stock in respect of Pfizer preferred shares that are converted in connection with the merger), other than shares owned by Pfizer, Allergan or Merger Sub, dissenting shares, shares owned by subsidiaries of Pfizer immediately prior to the effective time and shares that are converted into the right to receive the cash consideration, will be converted into the right to receive one combined company ordinary share. In addition, as a result of the merger, each issued and outstanding share of Pfizer common stock (including Pfizer common stock in respect of Pfizer preferred shares that are converted in connection with the merger), other than shares owned by Pfizer, Allergan or Merger Sub, dissenting shares, shares owned by subsidiaries of Pfizer immediately prior to the effective time and shares that are converted into the right to receive the share consideration, will be converted into an amount in cash, without interest, equal to the volume-weighted average price per share of Pfizer common stock on the NYSE for the trading day immediately preceding the date of consummation of the merger (determined as provided in the merger agreement and described in “The Merger Agreement—Consideration to Pfizer Stockholders”). Finally, immediately prior to the merger, Allergan shareholders will receive 11.3 combined company ordinary shares for each of their Allergan ordinary shares by virtue of the Allergan share split.

The merger consideration payable in respect of each share of Pfizer common stock will be, at the election of the holder and subject to the proration procedures discussed below, either a fixed number of combined company ordinary shares or an amount in cash determined based upon the volume-weighted average price per share of Pfizer common stock on the NYSE for the trading day immediately preceding the date of closing of the merger or a combination thereof. The consideration to the Allergan shareholders will be a fixed number of combined company ordinary shares. The exact value of the transaction consideration to Pfizer stockholders and Allergan shareholders will therefore depend in part on the prices per share of Pfizer common stock and/or Allergan ordinary shares at the consummation of the merger. These prices will not be known at the time of the Pfizer special meeting or the Allergan EGM and may be greater than, less than or the same as the prices at the time of entry into the merger agreement, the date of this joint proxy statement/prospectus or the time of the Pfizer special meeting or the Allergan EGM. As of [          ], 2016, and assuming that each combined company ordinary share will have a value equal to the closing price of a share of Pfizer common stock on the NYSE on such date, the implied value of the 11.3 combined company ordinary shares to Allergan shareholders was approximately $[        ]. The market prices of Pfizer common stock and Allergan ordinary shares are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects of Pfizer and Allergan, and an evolving regulatory landscape. Market assessments of the benefits of the merger and the likelihood that the merger will be consummated, as well as general and industry specific market and economic conditions, may also impact market prices of Pfizer common stock and Allergan ordinary shares. Many of these factors are beyond Pfizer’s and Allergan’s control. You should obtain current market price quotations for Pfizer common stock and for Allergan ordinary shares; however, as noted above, the prices at the effective time may be greater than, the same as or less than such price quotations.

Because the exchange ratio and the share split ratio are fixed, the number of combined company ordinary shares to be received by holders of Pfizer common stock in the merger, and the number of combined company ordinary shares to be received by holders of Allergan ordinary shares in the Allergan share split, will not change between now and the time the merger is consummated to reflect changes in the trading prices of Pfizer common stock or Allergan ordinary shares, share repurchases or other factors.

The exact value of the transaction consideration to Pfizer stockholders and Allergan shareholders will depend in part on the prices per share of Pfizer common stock and/or Allergan ordinary shares at the closing of the merger. The merger agreement does not provide for any adjustment to the exchange ratio or the share split ratio as a result of changes in the trading prices of Pfizer common stock or Allergan ordinary shares.

In addition, prior to the closing of the merger, Pfizer anticipates executing an approximately $5 billion accelerated share repurchase program in the ordinary course of its business. The effect of this transaction will be to reduce the number of shares of Pfizer common stock outstanding prior to the effective time by a number of shares that will depend on the purchase price of the shares repurchased (for illustrative purposes, if the average purchase price is $[          ] (the closing price of Pfizer common stock on the date of announcement of the accelerated share repurchase program), the number of outstanding shares of Pfizer common stock will be reduced by approximately [            ] as a result of this transaction). However, the exchange ratio is fixed and will not be adjusted prior to consummation of the merger to account for the accelerated share repurchase program or, except as otherwise set forth in the merger agreement, other changes in the number of outstanding shares of Pfizer common stock or Allergan ordinary shares. As a result, changes in the number of outstanding shares of Pfizer common stock will reduce the proportion of the outstanding combined company ordinary shares held by former Pfizer stockholders immediately after the consummation of the merger and may affect the value of the merger consideration that Pfizer stockholders will receive as a result of the merger. Additionally, in connection with carrying out the accelerated share repurchase program, Pfizer’s counterparty in the accelerated share repurchase program may purchase Pfizer common stock in the open market, which may have an impact on the price of Pfizer common stock.

Pfizer stockholders may receive a form of consideration different from what they elect.

Pfizer stockholders will be entitled to elect to receive, for each share of Pfizer common stock held at the effective time, the share consideration or the cash consideration. Elections by Pfizer stockholders for the share consideration and cash consideration will be subject to proration procedures set forth in the merger agreement, such that Pfizer stockholders will receive in the aggregate no less than $6 billion and no more than $12 billion in cash. Depending on the elections made by other Pfizer stockholders, each Pfizer stockholder who elects to receive share consideration for all of their shares of Pfizer common stock in the merger may receive a portion of their merger consideration in cash and each Pfizer stockholder who elects to receive cash consideration for all of their shares of Pfizer common stock in the merger may receive a portion of their merger consideration in share consideration. A Pfizer stockholder who elects to receive a combination of cash consideration and share consideration for their shares of Pfizer common stock in the merger may receive cash consideration and share consideration in a proportion different from that which such stockholder elected. This could result in, among other things, tax consequences that differ from those that would have resulted if such Pfizer stockholder had received the form of consideration that the stockholder elected. For further information, including hypothetical scenarios demonstrating the possible effects of proration on a holder of 1,000 shares of Pfizer common stock, see “The Merger Agreement—Consideration to Pfizer Stockholders.”

The market price for combined company ordinary shares following the closing of the merger may be affected by factors different from those that historically have affected or currently affect Pfizer common stock and Allergan ordinary shares.

Upon consummation of the merger, holders of shares of Pfizer common stock (other than Pfizer, Allergan, Merger Sub, subsidiaries of Pfizer, holders of dissenting shares and holders of shares that are converted into the right to receive the cash consideration) will receive combined company ordinary shares. In addition, upon consummation of the merger, holders of Allergan ordinary shares will receive combined company ordinary shares as a result of the Allergan share split. Allergan’s businesses differ from those of Pfizer, and vice versa, and accordingly the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations of Pfizer and those currently affecting the results of operations of Allergan. The results of operations of the combined company may also be affected by factors different from those currently affecting Pfizer and Allergan. For a discussion of the businesses of Pfizer and Allergan and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Changes to tax laws and regulations may jeopardize or delay the merger.

Each of Pfizer and Allergan may terminate the merger agreement if, following the date of the merger agreement, there has been an “adverse tax law change” (as defined in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”). In addition, each of the Pfizer board of directors and the Allergan board of directors may change its recommendation in response to any effect that occurs after the date of the merger agreement, including any actual or proposed change in or issuance or interpretation of applicable law (whether or not yet approved or effective), if such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. In the event of such a change of recommendation, the other party may terminate the merger agreement. Accordingly, any changes in applicable tax laws or regulations could jeopardize or delay the merger.

Pfizer and Allergan must obtain required stockholder or shareholder approvals and governmental and regulatory approvals to consummate the merger, which, if delayed or not granted or granted with unacceptable conditions, may prevent, delay or impair the consummation of the merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the merger.

The closing conditions to the merger include, among others, the receipt of required approvals from the Pfizer stockholders and the Allergan shareholders, clearance of the merger by certain governmental and regulatory authorities, including the expiration or termination of applicable waiting periods under the HSR Act and other filings or approvals as may be required pursuant to the antitrust and competition laws of certain foreign countries. The governmental agencies with which the parties will make these filings and seek certain of these approvals and consents have broad discretion in administering the governing regulations. Pfizer and Allergan can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the transaction, certain governmental agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the business of the combined company after the closing of the merger. Any one of these requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the effective time or reduce the anticipated benefits of the merger. Further, no assurance can be given that the required stockholder and shareholder approvals will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or clearances. Finally, the closing of the merger is subject to the closing of the Allergan divestiture transaction, which itself is subject to certain closing conditions, including receipt of governmental and regulatory approvals, and no assurance can be given that the closing of this transaction will occur on a timely basis or at all. If Pfizer and

Allergan agree to any requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals or clearances required to consummate the transaction, these requirements, limitations, costs, divestitures or restrictions could adversely affect the integration of the two companies’ operations and/or reduce the anticipated benefits of the merger. The occurrence of any of the foregoing could result in a failure to consummate the merger or have a material adverse effect on the business and results of operations of the combined company. For additional information, see “The Transactions—Regulatory Approvals Required for the Merger.”

The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.

The merger agreement contains a number of conditions that must be fulfilled to close the merger. Those conditions include: the approval of the Pfizer merger proposal by the Pfizer stockholders; the approval of each of the Allergan required proposals by the Allergan shareholders; the consummation of the Allergan share split; receipt of the requisite regulatory and antitrust approvals, including clearance under the HSR Act; the absence of orders prohibiting the closing of the merger; the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part; the approval of an Irish prospectus, if required by Irish Prospectus Law; the approval for listing on the NYSE of the Allergan ordinary shares to be issued to Pfizer stockholders; the continued accuracy of the representations and warranties of both parties, subject to specified materiality standards; the performance by both parties of their covenants and agreements under the merger agreement in all material respects; and the closing of the Allergan divestiture transaction. These conditions to the closing of the merger may not be fulfilled and, accordingly, the merger may not be consummated. In addition, if the merger is not consummated by October 31, 2016 (subject to extension to March 31, 2017 if the only conditions not satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, which conditions are capable of being satisfied) are conditions relating to the Pfizer stockholder and Allergan shareholder approvals, occurrence of the Allergan share split, certain required regulatory filings and clearances, effectiveness of the registration statement, listing on the NYSE of the Allergan ordinary shares and approval of an Irish prospectus), either Pfizer or Allergan may terminate the merger agreement. In addition, Pfizer or Allergan may elect to terminate the merger agreement in certain other circumstances, including by Pfizer, if, prior to receipt of approval of the Allergan required proposals, the Allergan board of directors makes a change of recommendation, by Allergan, if, prior to receipt of approval of the Pfizer merger proposal, the Pfizer board of directors makes a change of recommendation, and by either Pfizer or Allergan, if, following the date of the merger agreement, there has been an “adverse tax law change” (as defined in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”). The parties can also mutually decide to terminate the merger agreement at any time prior to the consummation of the merger. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.”

The merger agreement contains provisions that restrict the ability of the Allergan board of directors to pursue alternatives to the merger and to change its recommendation that Allergan shareholders vote for the approval of the Allergan proposals. In specified circumstances Pfizer may be entitled to receive a termination fee of up to $3.5 billion.

Under the merger agreement, Allergan is generally prohibited from soliciting, initiating or knowingly encouraging, or negotiating regarding or furnishing information in furtherance of, any inquiry, proposal or offer which constitutes or would reasonably be expected to lead to a competing proposal. In addition, Allergan may not terminate the merger agreement to enter into any agreement with respect to a superior proposal. If the Allergan board of directors (after consultation with Allergan’s financial advisors and legal counsel) effects a change of recommendation in response to a superior proposal and the Pfizer board of directors confirms (after consultation with Pfizer’s financial advisors and legal counsel) that it does not intend to change its recommendation, Pfizer may be entitled to terminate the merger agreement and receive a termination fee of $3.5 billion. If a competing proposal for Allergan is made public after the date of the merger agreement, the merger agreement is terminated as a result of the Allergan shareholders’ subsequent failure to approve the Allergan required proposals at the Allergan EGM and Allergan consummates a transaction with respect to a competing proposal within 12 months of termination of the merger agreement or enters into a definitive agreement with respect to a competing proposal within 12 months of termination of the merger agreement which is later consummated, Pfizer may be entitled to receive a termination fee of $3.5 billion. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Allergan from considering or proposing an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to Allergan and its shareholders than the merger and the other transactions contemplated by the merger agreement. Additionally, Pfizer may be entitled to receive a termination fee of $1.5 billion upon termination of the merger agreement by Pfizer or Allergan due to the failure of the Allergan shareholders to approve the Allergan required proposals at the Allergan EGM, or a termination fee of $3.0 billion or $3.5 billion if Pfizer terminates the merger agreement because the Allergan board of directors has made a change of recommendation (other than in response to a superior proposal) on or prior to March 1, 2016, or after March 1, 2016, respectively, in each case if the Pfizer board of directors has not made a change of recommendation. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.”

The merger agreement contains provisions that restrict the ability of the Pfizer board of directors to pursue alternatives to the merger and to change its recommendation that Pfizer stockholders vote for the approval of the Pfizer proposals. In specified circumstances, Allergan may be entitled to receive termination fee of up to $3.5 billion.

Under the merger agreement, Pfizer is generally prohibited from soliciting, initiating or knowingly encouraging, negotiating regarding or furnishing information in furtherance of, any inquiry, proposal or offer which constitutes or would reasonably be expected to lead to a competing proposal. In addition, Pfizer may not terminate the merger agreement to enter into any agreement with respect to a superior proposal. If the Pfizer board of directors (after consultation with Pfizer’s financial advisors and legal counsel) effects a change of recommendation in response to a superior proposal and the Allergan board of directors confirms (after consultation with Allergan’s financial advisors and legal counsel) that it does not intend to change its recommendation, Allergan may be entitled to terminate the merger agreement and receive a termination fee of $3.5 billion. If a competing proposal for Pfizer is made public after the date of the merger agreement, the merger agreement is terminated as a result of the Pfizer stockholders’ subsequent failure to approve the Pfizer merger proposal at the Pfizer special meeting and Pfizer consummates a transaction with respect to a competing proposal within 12 months of termination of the merger agreement or enters into a definitive agreement with respect to a competing proposal within 12 months of termination of the merger agreement and such transaction is later consummated, Allergan may be entitled to receive a termination fee of $3.5 billion. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Pfizer from considering or proposing an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to Pfizer and its stockholders than the merger. Additionally, Allergan may be entitled to receive a termination fee of $1.5 billion upon termination of the merger agreement by Allergan or Pfizer due to the failure of the Pfizer stockholders to approve the Pfizer merger proposal at the Pfizer special meeting, or a termination fee of $3.0 billion or $3.5 billion if Allergan terminates the merger agreement because the Pfizer board of directors has made a change of recommendation (other than in response to a superior proposal) on or prior to March 1, 2016, or after March 1, 2016, respectively, in each case if the Allergan board of directors has not made a change of recommendation. See “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.”

While the merger is pending, Pfizer and Allergan will be subject to contractual restrictions and business uncertainties that could adversely affect their businesses and operations. These uncertainties could also adversely affect the combined company following the consummation of the merger.

Uncertainty about the effect of the merger on employees, customers and suppliers may have an adverse effect on Pfizer and Allergan. These uncertainties may impair Pfizer’s and Allergan’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Pfizer and Allergan to seek to change existing business relationships with Pfizer and/or Allergan. Employee retention may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the business of the combined company following the merger could be seriously harmed.

In addition, the merger agreement restricts Allergan and Pfizer from taking specified actions until the merger occurs without the consent of the other party. These restrictions may, among other things, prevent Allergan or Pfizer from pursuing attractive business opportunities that may arise prior to the consummation of the merger. See “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to Allergan and Pfizer.

Pfizer and Allergan directors and officers may have interests in the merger different from the interests of Pfizer stockholders and Allergan shareholders.

Certain of the directors and executive officers of Pfizer and Allergan negotiated the terms of the merger agreement, and the Pfizer board of directors and the Allergan board of directors, respectively, recommended that the stockholders of Pfizer and the shareholders of Allergan vote in favor of the Pfizer proposals and the Allergan proposals, respectively. Pfizer and Allergan directors and executive officers may have interests in the merger that are different from, or in addition to, those of Pfizer stockholders and Allergan shareholders, respectively. These interests include, but are not limited to, the continued service of certain directors of Pfizer and Allergan as directors of the combined company, the continued employment of certain executive officers of Pfizer and Allergan by the combined company, the treatment in the merger of stock options, total shareholder return units, restricted stock, restricted stock units, performance stock units, restricted shares, restricted share awards, deferred awards, bonus awards, change of control employment agreements and other rights held by Pfizer and Allergan directors and executive officers, and provisions in the merger agreement regarding continued indemnification of and advancement of expenses to Pfizer and Allergan directors and officers. Pfizer stockholders and Allergan shareholders should be aware of these interests when they consider their respective board of directors’ recommendation that they vote in favor of the Pfizer proposals and the Allergan proposals, respectively.

The members of the Pfizer board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Pfizer stockholders approve the adoption of the merger agreement. The interests of Pfizer directors and executive officers are described in more detail in the section of this joint proxy statement/prospectus entitled “The Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger.”

The members of the Allergan board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Allergan shareholders approve the Allergan proposals. The interests of Allergan directors and executive officers are described in more detail in the section of this joint proxy statement/prospectus entitled “The Transactions—Interests of the Allergan Directors and Executive Officers in the Merger.”

Allergan shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Allergan shareholders currently have the right to vote in the election of the Allergan board of directors and on other matters affecting Allergan. Upon the consummation of the merger, each Allergan shareholder will become a shareholder of the combined company with a percentage ownership of the combined company that is smaller than such shareholder’s prior percentage ownership of Allergan. It is currently expected that the former shareholders of Allergan as a group will receive shares in the merger constituting, on a fully diluted basis (based on the treasury stock method) and assuming the conversion of all outstanding Pfizer and Allergan preferred shares, approximately 44% of the outstanding combined company ordinary shares immediately following the effective time, based on the closing price of Pfizer common stock and certain other assumptions as of November 20, 2015. Because of this, Allergan shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Allergan.

Pfizer stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Pfizer stockholders currently have the right to vote in the election of the Pfizer board of directors and on other matters affecting Pfizer. Upon the consummation of the merger, each Pfizer stockholder that receives share consideration in the merger will become a shareholder of the combined company with a percentage ownership of the combined company that is smaller than such stockholder’s prior percentage ownership of Pfizer. It is expected that the former stockholders of Pfizer as a group will receive shares in the merger constituting, on a fully diluted basis (based on the treasury stock method) and assuming the conversion of all outstanding Pfizer preferred shares and Allergan preferred shares, approximately 56% of the outstanding combined company ordinary shares immediately following the effective time, based on the closing price of Pfizer common stock and certain other assumptions as of November 20, 2015. Because of this, Pfizer stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Pfizer.

Pfizer stockholders will receive combined company ordinary shares as a result of the merger, which have rights different from shares of Pfizer common stock and Pfizer preferred shares.

Upon consummation of the merger, the rights of former Pfizer stockholders who receive Allergan ordinary shares, which will become the combined company ordinary shares, and become shareholders of the combined company will be governed by the Allergan constitution, which, subject to the amendments contemplated by the merger agreement, will become the constitution of the combined company, and by Irish law. The rights associated with shares of Pfizer common stock and Pfizer preferred shares are different from the rights associated with Allergan ordinary shares. Material differences between the rights of stockholders of Pfizer and the rights of shareholders of Allergan include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the governing documents. See “Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders” for a discussion of the different rights associated with Allergan ordinary shares and Pfizer common stock.

Following the merger, the composition of the combined company board of directors will be different than the composition of the current Pfizer board of directors or the current Allergan board of directors.

Upon consummation of the merger, the composition of the board of directors of the combined company will be different than the current Pfizer board of directors and the current Allergan board of directors. The Pfizer board of directors currently consists of 11 directors and the Allergan board of directors currently consists of 12 directors. Upon the consummation of the merger, the board of directors of the combined company will consist of 15 members, 11 of whom will be the 11 directors serving on the Pfizer board of directors prior to the closing of the merger and four of whom will be directors serving on the Allergan board of directors prior to the closing of the merger, including Paul M. Bisaro, the current Executive Chairman of Allergan, and Brenton L. Saunders, the current Chief Executive Officer and President of Allergan, and two other Allergan directors to be mutually agreed between Pfizer and Allergan prior to the consummation of the merger. This new composition of the board of directors of the combined company may affect the future decisions of the combined company.

The opinions of Pfizer’s and Allergan’s respective financial advisors do not reflect changes in circumstances that may have occurred or that may occur between the original signing of the merger agreement and the consummation of the merger.

Neither the Pfizer board of directors nor the Allergan board of directors has obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus, nor does either expect to receive updated, revised or reaffirmed opinions prior to the consummation of the merger. Changes in the operations and prospects of Pfizer or Allergan, general market and economic conditions and other factors that may be beyond the control of Pfizer or Allergan, and on which Pfizer’s and Allergan’s financial advisors’ opinions were based, may significantly alter the value of Pfizer or Allergan or the prices of shares of Pfizer common stock or Allergan ordinary shares by the time the merger is consummated. The opinions do not speak as of the time the merger will be consummated or as of any date other than the date of such opinions. Because Pfizer’s and Allergan’s financial advisors will not be updating their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is consummated. The Pfizer board of directors’ recommendation that Pfizer stockholders vote “FOR” the Pfizer proposals and the Allergan board of directors’ recommendation that Allergan shareholders vote “FOR” the Allergan proposals, however, are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that the Pfizer board of directors and the Allergan board of directors received from their respective financial advisors, see “The Transactions—Opinions of Pfizer’s Financial Advisors” and “The Transactions—Opinions of Allergan’s Financial Advisors.”

Failure to consummate the merger could negatively impact Pfizer and Allergan and their respective future operations.

If the merger is not consummated for any reason, Pfizer and Allergan may be subjected to a number of material risks. The price of Pfizer common stock and of Allergan ordinary shares may decline to the extent that their current market prices reflect a market assumption that the merger will be consummated. In addition, some costs related to the merger must be paid by Pfizer and Allergan whether or not the merger is consummated. Furthermore, Pfizer and Allergan may experience negative reactions from their respective stockholders or shareholders, customers and employees.

Combined company ordinary shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) (currently levied at a rate of 33% above certain tax-free thresholds) could apply to a gift or inheritance of combined company ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because combined company ordinary shares may be regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT. See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Capital Acquisitions Tax (CAT).”

Risks Related to the Business of the Combined Company

Pfizer and Allergan may fail to realize all of the anticipated benefits of the merger or those benefits may take longer to realize than expected. The combined company may also encounter significant difficulties in integrating the two businesses.

The ability of Pfizer and Allergan to realize the anticipated benefits of the merger will depend, to a large extent, on the combined company’s ability to integrate the two businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, Pfizer and Allergan will be required to devote significant management attention and resources to integrating their business practices and operations. The integration process may disrupt the businesses and, if the planned integration is implemented ineffectively, the combined company may not realize the full expected benefits of the merger. The failure to meet the challenges involved in integrating the two businesses and to realize the anticipated benefits of the merger could cause an interruption of, or a loss of momentum in, the activities of the combined company and could adversely affect the results of operations of the combined company.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other business relationships and diversion of management attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management attention to integration matters;

•	difficulties in integrating operations and systems;

•	challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•	difficulties in assimilating employees and in attracting and retaining key personnel;

•	challenges in keeping existing customers and obtaining new customers;

•	difficulties in achieving anticipated cost savings, synergies, accretion targets, business opportunities and growth prospects from the combination;

•	difficulties in managing the expanded operations of a significantly larger and more complex company and in coordinating a geographically dispersed organization; and

•	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the merger, including possible adverse tax consequences to the combined company pursuant to the rules under Section 7874 (“Section 7874”) of the Code, as a result of the merger or otherwise.

Many of these factors are outside of the control of Pfizer and Allergan and/or will be outside the control of the combined company, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially impact the business, financial condition and results of operations of the combined company. In addition, even if the operations of the businesses of Pfizer and Allergan are integrated successfully, the full benefits of the merger may not be realized, including, among others, the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration of the businesses of Pfizer and Allergan. All of these factors could cause dilution to the earnings per share of the combined company, decrease or delay the expected accretive effect of the merger, and negatively impact the price of the combined company ordinary shares. As a result, it cannot be assured that the combination of Pfizer and Allergan will result in the full realization of the benefits anticipated from the transaction within the anticipated time frames or at all.

Pfizer and Allergan will incur direct and indirect costs as a result of the merger.

Pfizer and Allergan will incur substantial expenses in connection with and as a result of completing the merger, and over a period of time following the consummation of the merger, the combined company also expects to incur substantial expenses in connection with integrating and coordinating the businesses, operations, policies and procedures of Pfizer and Allergan. A portion of the transaction costs related to the merger will be incurred regardless of whether the merger is consummated. While Pfizer and Allergan have assumed that a certain level of transaction expenses will be incurred, factors beyond Pfizer’s and Allergan’s control could affect the total amount or the timing of these expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses may exceed the costs historically borne by Pfizer and Allergan. These costs could adversely affect the financial condition and results of operations of Pfizer and Allergan prior to the merger and of the combined company following the merger.

The combined company’s actual financial position and results of operations may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The pro forma financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what the combined company’s financial position or results of operations would have been had the merger been consummated on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Pfizer, Allergan and certain companies previously acquired by Allergan, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. Certain assets and liabilities of Allergan have been measured at fair value based on various preliminary estimates using assumptions that Pfizer management believes are reasonable, utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised and may include additional assets acquired or liabilities assumed as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations. In addition, Pfizer, Allergan and their respective affiliates are involved in various disputes, governmental and/or regulatory inspections, investigations and proceedings and litigation matters that arise from time to time, and it is possible that an unfavorable resolution of these matters could adversely affect Pfizer or Allergan and their respective results of operations, financial condition and cash flows. Pfizer, Allergan and their respective affiliates also engage from time to time in settlement discussions regarding such proceedings, including matters involving federal and state authorities. The impact of such settlements could be material to their results of operations, financial condition and cash flows. However, there can be no assurance that any such ongoing settlement discussions will result in actual settlements.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing. Any material variance from the pro forma financial information may cause significant variations in the market price of the combined company ordinary shares. See “Unaudited Pro Forma Combined Financial Information.”

The merger may not be accretive and may cause dilution to the earnings per share of the combined company, which may negatively affect the market price of the combined company ordinary shares.

As a result of the merger and the Allergan share split, it is currently estimated that the combined company will issue or reserve for issuance approximately [          ] ordinary shares. The issuance of these new shares could have the effect of depressing the market price of the combined company ordinary shares.

In addition, Pfizer or Allergan (or the combined company after the merger) could encounter other transaction-related costs, such as the failure to realize all of the benefits anticipated in the merger, which could cause dilution to the combined company’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of the combined company ordinary shares.

Finally, Pfizer’s and Allergan’s expectations regarding the timing and amount of accretion following the consummation of the merger reflect the impact of anticipated share repurchases by Pfizer and the combined company. The actual timing and size of any such share repurchases will depend on actual and expected financial results and the sufficiency of distributable reserves, as well as assessments at the time regarding capital allocation alternatives. Reduced or delayed share repurchase activity may result in less accretion.

The IRS may not agree with the conclusion that the combined company should be treated as a non-U.S. corporation for U.S. federal income tax purposes following the merger.

As described more fully below, under current law, the combined company is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the merger. A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes. Because the combined company will be an Irish incorporated entity, it would generally be classified as a non-U.S. corporation (and, therefore, a non-U.S. tax resident) under the applicable rules. However, Section 7874 of the Code provides an exception under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

The percentage (by vote and value) of the combined company ordinary shares considered held for purposes of Section 7874 of the Code by former shareholders of an acquired U.S. corporation (e.g., Pfizer) immediately after the merger by reason of holding stock of an acquired U.S. corporation (e.g., Pfizer common stock) is referred to as the “Section 7874 percentage.”

Under Section 7874 of the Code, if the Section 7874 percentage is 80% or more, and certain other circumstances exist, the combined company will be treated as a U.S. corporation for U.S. federal income tax purposes. If the combined company were to be treated as a U.S. corporation for U.S. federal income tax purposes, it would be subject to U.S. corporate income tax on its worldwide income, and the income of its non-U.S. subsidiaries would be subject to U.S. tax when repatriated or when deemed recognized under the U.S. tax rules for controlled foreign subsidiaries, including as a result of such subsidiaries having any investments in certain U.S. property such as stock or debt obligations of U.S. affiliates. In such case, the combined company would be subject to substantially greater U.S. tax liability than currently contemplated. Additionally, any transactions undertaken by Pfizer or Allergan to integrate their combined operations might give rise to U.S. taxable gain. Moreover, in such case, a non-U.S. shareholder of the combined company would be subject to U.S. withholding tax on the gross amount of any dividends paid by the combined company to such shareholder (subject to an exemption or reduced rate available under an applicable tax treaty).

Based on the rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, after the merger, the Section 7874 percentage is expected to be less than 80% (and is, in fact, expected to be less than 60%). Therefore, under current law, the combined company is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes as a result of the merger.

However, the determination of the Section 7874 percentage is subject to various adjustments under the Code and the U.S. Treasury Regulations promulgated thereunder, and there is limited guidance regarding Section 7874 of the Code, including with respect to the application of the ownership test described above. As such, determining the Section 7874 percentage is complex and is subject to factual and legal uncertainties. Thus, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with the position that the combined company should not be treated as a U.S. corporation. In addition, the U.S. Treasury has recently announced that it intends to issue U.S. Treasury Regulations interpreting Section 7874 of the Code. These U.S. Treasury Regulations would, among other things, disregard, for purposes of determining the Section 7874 percentage, certain non-ordinary course distributions made by Pfizer during the 36 months preceding the merger, including ordinary course dividends and share repurchases, as well as the distribution of the stock of Zoetis Inc. (“Zoetis”) to Pfizer’s stockholders in June 2013. Such U.S. Treasury Regulations have not yet been issued and their scope and precise effect are unclear. Such U.S. Treasury Regulations will apply to the merger even if promulgated after the merger is consummated and will likely have the effect of increasing the Section 7874 percentage. Even taking into account the anticipated effect of these proposed U.S. Treasury Regulations, however, the Section 7874 percentage is expected to be less than 80% (and is, in fact, expected to be less than 60%). There can be no assurance that the IRS will agree with the position that the Section 7874 percentage is less than 80%.

Even if the Section 7874 percentage were determined to be less than 80% in the merger, it is possible that the IRS could assert that Allergan should be treated as a U.S. corporation for U.S. federal income tax purposes as a result of prior transactions. On October 1, 2013, Actavis plc acquired all of the capital stock of Actavis, Inc., a Nevada corporation, and Warner Chilcott plc, a company incorporated under the laws of Ireland (the “Warner Chilcott transaction”). Subsequently, on July 1, 2014, Actavis plc acquired all of the common stock of Forest Laboratories, Inc., a company incorporated under the laws of the State of Delaware (the “Forest transaction”). In addition, on March 17, 2015, Actavis plc acquired all of the capital stock of Allergan, Inc., a company incorporated under the laws of Delaware (the “Legacy Allergan transaction”). Following the completion of the Legacy Allergan transaction, Actavis plc was renamed Allergan plc. Allergan believes that in the Warner Chilcott transaction, the Section 7874 percentage was less than 80% and consequently that Actavis plc should have been treated as a non-U.S. corporation following the Warner Chilcott transaction. In addition, Allergan believes that in the Forest transaction, the Section 7874 percentage was less than 80% and consequently that Actavis plc should have been treated as a non-U.S. corporation following the Forest transaction. Finally, Allergan believes that in the Legacy Allergan transaction, the Section 7874 percentage was less than 80% and consequently that Allergan should be treated as a non-U.S. corporation following the Legacy Allergan transaction. However, as described above, there is limited guidance regarding the application of Section 7874 of the Code, and the IRS may assert that the Section 7874 percentage was 80% or more in one or more of such transactions. In the event that the IRS were to prevail with such assertion, Allergan could be treated as a U.S. corporation for U.S. federal income tax purposes and, as a result, the combined company could be treated as a U.S. corporation for U.S. federal income tax purposes.

In addition, for purposes of Section 7874 of the Code, multiple acquisitions of U.S. corporations by a non-U.S. corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated for purposes of determining the Section 7874 percentage.

As a result, even if the Section 7874 percentage was less than 80% in each of the Warner Chilcott, Forest, and Legacy Allergan transactions, the IRS may assert that the merger of Pfizer and Allergan should be integrated with one or more of such transactions and treated as a single transaction. Each of Allergan and Pfizer believes that the merger of Pfizer and Allergan is a separate transaction from such prior transactions and should not be integrated with one or more of such transactions. However, there can be no assurance that the IRS will agree with that position and, in the event that the IRS were to prevail with an assertion that the merger of Pfizer and Allergan should be integrated with more than one such prior transaction, the combined company could be treated as a U.S. corporation for U.S. federal tax purposes.

See “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to Pfizer and Allergan” for a more detailed discussion of the application of Section 7874 of the Code to the merger.

The IRS may not agree with the conclusion that the combined company is not subject to certain adverse consequences for U.S. federal income tax purposes following the merger.

As described above, based on the rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, after the merger, the Section 7874 percentage (as defined above in “—The IRS may not agree with the conclusion that the combined company should be treated as a non-U.S. corporation for U.S. federal income tax purposes following the merger”) is expected to be less than 60%. However, if the Section 7874 percentage were determined to be at least 60% (but less than 80%), and certain other circumstances exist, Section 7874 of the Code would cause the combined company to be treated as a “surrogate foreign corporation,” which could erode some of the synergies expected from the combination during the 10-year period following the merger. In addition, regardless of the Section 7874 percentage, it is possible that these certain adverse tax consequences would apply to the combined company as a result of prior transactions entered into by Allergan. In either case, Pfizer could be prohibited from using its foreign tax credits or other attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person or any income received or accrued by reason of a license of any property by Pfizer to a foreign related person. In addition, the

IRS has announced that it will promulgate new rules, which, in such situation, may limit the combined company’s ability to integrate certain of its non-U.S. operations or access cash earned by Pfizer’s non-U.S. subsidiaries, in each case without incurring substantial U.S. tax liabilities. Moreover, in such case, Section 4985 of the Code and rules related thereto would impose an excise tax on the value of certain Pfizer stock compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of Pfizer) at a rate equal to 15%.

As previously discussed, based on the rules for determining share ownership under Section 7874 of the Code and the U.S. Treasury Regulations promulgated thereunder, and certain factual assumptions, the Section 7874 percentage is expected to be less than 60%. However, as described above, there is limited guidance regarding the application of Section 7874 of the Code, and there can be no assurance that the IRS will agree with the position that the Section 7874 percentage is less than 60%. Moreover, even if the Section 7874 percentage were determined to be less than 60%, the IRS may assert that the merger should be integrated with the Legacy Allergan transaction as a single transaction. As described above, each of Allergan and Pfizer believes that the merger of Pfizer and Allergan is a separate transaction from such prior transactions and should not be integrated with one or more of such transactions; however, there can be no assurance that the IRS will agree with that position. In addition, it is possible that the combined company (including Pfizer) will remain subject to certain adverse tax consequences as a result of prior transactions entered into by Allergan. In the event that the IRS were to prevail with any such assertion, Section 7874 of the Code would subject Pfizer and its U.S. affiliates to the limitations described above.

See “Certain Tax Consequences of the Merger—U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to Pfizer and Allergan” for a more detailed discussion of the application of Section 7874 of the Code to the merger.

Future potential changes to the tax laws could result in the combined company being treated as a U.S. corporation for U.S. federal tax purposes, and if adopted prior to closing, could jeopardize the consummation of the merger.

As discussed above, under current law, the combined company is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, changes to Section 7874 of the Code, or the U.S. Treasury Regulations promulgated thereunder, could affect the combined company’s status as a non-U.S. corporation for U.S. federal income tax purposes. Any such changes could have prospective or retroactive application, and may apply even if enacted or asserted after the merger is consummated. If the combined company were to be treated as a U.S. corporation for federal tax purposes, it could be subject to substantially greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

Prior to the closing of the merger, each of Pfizer and Allergan may terminate the merger agreement if, following the date of the merger agreement, there has been any change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or any official interpretations thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), or there has been a bill or bills that would implement such a change which has been passed in identical form (or substantially identical form such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) by both houses of the U.S. Congress and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case such that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause the combined company to be treated as a U.S. domestic corporation for U.S. federal income tax purposes following the merger.

Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including in such a way as would cause the combined company to be treated as a U.S. corporation if the management and control of the combined company and its affiliates were determined to be located primarily in the United States, or would reduce the Section 7874 percentage at or above which the combined company would be treated as a U.S. corporation. Thus, the rules under Section 7874 and other relevant provisions could change on a prospective or retroactive basis in a manner that could adversely affect the combined company and its affiliates.

Future changes to U.S. and non-U.S. tax laws could adversely affect the combined company.

The U.S. Congress, the Organisation for Economic Co-operation and Development and other government agencies in jurisdictions where the combined company and its affiliates will conduct business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States, Ireland and other countries in which the combined company and its affiliates will do business, and any treaties to which such countries are parties, could change on a prospective or retroactive basis, and any such changes could adversely affect the combined company.

The tax rate that will apply to the combined company is uncertain and may vary from expectations.

There can be no assurance that the merger will improve the combined company’s ability to maintain any particular worldwide effective corporate tax rate. Pfizer and Allergan cannot give any assurance as to what the combined company’s effective tax rate will be after the merger because of, among other things, uncertainty regarding the tax laws (including future changes to such tax laws and interpretations thereof) of the jurisdictions in which the combined company and its affiliates will operate. The combined company’s actual effective tax rate may vary from Pfizer’s and Allergan’s expectations, and any such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have an adverse impact on the combined company and its affiliates.

Legislative or other governmental action in the U.S. could adversely affect the combined company’s business.

Various U.S. federal and state legislative and other proposals that would deny governmental contracts to U.S. companies (and subsidiaries of U.S. companies) that move (or have moved) their corporate location to a jurisdiction abroad may affect Pfizer, Allergan or the combined company if adopted. The likelihood that any such proposals might be adopted, the nature of the regulations that might be promulgated, or the effect such adoptions and increased regulatory scrutiny might have on Pfizer’s, Allergan’s or the combined company’s business cannot be predicted.

The laws of Ireland differ from the laws in effect in the United States and may afford less protection to holders of securities in the combined company.

It may not be possible to enforce court judgments obtained in the United States against the combined company in Ireland, based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against the combined company or its directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws, or hear actions against the combined company or those persons based on those laws. Allergan and Pfizer have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

A judgment obtained against the combined company will be enforced by the courts of Ireland if the following general requirements are met:

•	U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

•	the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it.

A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. But where, however, the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive. However, Irish courts may also refuse to enforce a judgment of the U.S. courts which meets the above requirements for one of the following reasons:

•	the judgment is not for a definite sum of money;

•	the judgment was obtained by fraud;

•	the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

•	the judgment is contrary to Irish public policy or involves certain U.S. laws which will not be enforced in Ireland; or

•	jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules.

As an Irish company, the combined company will be governed by the Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. The duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of securities of the combined company may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States. See “Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders.”

The combined company will seek Irish High Court approval of the creation of additional distributable reserves. Neither Pfizer nor Allergan is aware of any reason why the Irish High Court would not approve the creation of additional distributable reserves; however, the issuance of the required order is a matter for the discretion of the Irish High Court.

Under Irish law, dividends may be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves.” While Pfizer and Allergan expect that the combined company will have some distributable reserves following consummation of the merger, the proposed creation of additional distributable reserves of the combined company involves either a reduction in the combined company’s share premium account, which requires the approval of the Irish High Court (and, in connection with seeking such court approval, the approval of the Allergan shareholders is being sought) and/or the generation of additional distributable reserves from its business activities. Neither Pfizer nor Allergan is aware of any reason why the Irish High Court would not approve the creation of additional distributable reserves; however, the issuance of the required order is a matter for the discretion of the Irish High Court. There is also no guarantee that the approval by Allergan shareholders will be obtained. Notwithstanding that Allergan shareholder approval and Irish High Court approval may be obtained, there is no guarantee that dividends will be paid. In the event that distributable reserves of the combined company are not created, the combined company’s ability to make distributions by way of dividends or otherwise, or to make share repurchases, may be restricted until such time as the combined company group has created sufficient distributable reserves from its business activities.

Transfers of combined company ordinary shares, other than by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

It is expected that, for the majority of transfers of combined company ordinary shares, there will not be any Irish stamp duty. Transfers of combined company ordinary shares effected by means of the transfer of book-entry interests in the Depository Trust Company (“DTC”) are not subject to Irish stamp duty. However, if you hold your combined company ordinary shares directly rather than beneficially through DTC, any transfer of your combined company ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). A shareholder who directly holds combined company ordinary shares may transfer those shares into his or her own broker account to be held through DTC (or vice versa) without giving rise to Irish stamp duty provided that there is no change in the beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares by a beneficial owner to a third party.

Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your combined company ordinary shares. See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Stamp Duty.”

In certain limited circumstances, dividends paid by Allergan may be subject to Irish dividend withholding tax.

In certain limited circumstances, Irish dividend withholding tax (“DWT”) (currently at a rate of 20%) may arise in respect of dividends paid on combined company ordinary shares. A number of exemptions from DWT exist pursuant to which shareholders resident in the United States and shareholders resident in the countries listed in Annex G attached to this joint proxy statement/prospectus (the “Relevant Territories”) may be entitled to exemptions from DWT.

See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Withholding Tax on Dividends (DWT)” and, in particular, please note the requirement to complete certain relevant Irish Revenue Commissioners DWT forms (“DWT Forms”) in order to qualify for many of the exemptions.

Dividends paid in respect of combined company ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is recorded as being in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the combined company). Similarly, dividends paid in respect of combined company ordinary shares that are held outside of DTC and are owned by a former Pfizer stockholder who is a resident of the United States will not be subject to DWT if such shareholder satisfies the conditions of one of the exemptions, including the requirement to furnish a completed IRS Form 6166 or a valid DWT Form to the combined company’s transfer agent to confirm U.S. residence and claim an exemption. Combined company shareholders resident in other Relevant Territories may also be eligible for exemption from DWT on dividends paid in respect of their combined company ordinary shares provided they satisfy the conditions of one of the exemptions, including the requirement to furnish valid DWT Forms to their brokers (in respect of such shares held through DTC) (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the combined company) or to the combined company’s transfer agent (in respect of such shares held outside of DTC). However, other combined company shareholders may be subject to DWT, which could adversely affect the price of your combined company ordinary shares. See “Certain Tax Consequences of the Merger—Irish Tax Considerations—Withholding Tax on Dividends (DWT)” for more information on DWT.

Risks Related to Pfizer’s Business

You should read and consider the risk factors specific to Pfizer’s business that will also affect the combined company after the merger. These risks are described in Part I, Item 1A of Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Related to Allergan’s Business

You should read and consider the risk factors specific to Allergan’s businesses that will also affect the combined company after the merger. These risks are described in Part I, Item 1A of Allergan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements contained in, or incorporated by reference in, this joint proxy statement/prospectus or such other communication, as applicable that refer to Pfizer’s or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Pfizer’s or Allergan’s, as applicable, current perspective of existing trends and information as of the date of this joint proxy statement/prospectus. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger and the other transactions contemplated by the merger agreement, including future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s or the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of consummation of the merger. It is important to note that Pfizer’s and Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Pfizer’s and Allergan’s current expectations depending upon a number of factors affecting Pfizer’s business, Allergan’s business and risks associated with business combination transactions and the combined company. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the merger; the subsequent integration of the businesses and the ability to recognize the anticipated synergies and benefits of the merger; the ability to obtain required regulatory approvals for the transactions (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transactions; the ability to obtain the requisite Pfizer stockholder and Allergan shareholder approvals; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the failure of the proposed merger to close for any other reason; risks relating to the value of the combined company ordinary shares to be issued in the Allergan share split and the merger; the loss of key senior management or scientific staff; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the uncertainties inherent in research and development; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; difficulties or delays in manufacturing; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; market acceptance of and continued demand for Pfizer’s and Allergan’s products; the impact of competitive products and pricing; the availability and pricing of products and materials sourced from third parties; costs and efforts to defend or enforce intellectual property rights; risks that the carrying values of assets may be negatively impacted by future events and circumstances; successful compliance with governmental regulations applicable to Pfizer’s and Allergan’s facilities, products and/or businesses; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations or guidance that could increase the combined company’s consolidated tax liabilities or reduce the expected benefits of the merger; changes in generally accepted accounting principles; the risks of fluctuations in foreign currency exchange rates; changes in global, political, economic, business, competitive, market and regulatory forces; and such other risks and uncertainties detailed in Pfizer’s periodic public filings with the SEC, including but not limited to Pfizer’s Annual Report on Form 10-K for the year ended December 31, 2015, and in other documents that are incorporated by reference into this joint proxy statement/prospectus and from time to time in Pfizer’s other investor communications, and such other risks and uncertainties detailed in Allergan’s periodic public filings with the SEC, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2015, and in other documents that are incorporated by reference into this joint proxy statement/prospectus and from time to time in Allergan’s other investor communications. Except as expressly required by law, Pfizer and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PFIZER

The following selected historical consolidated financial data is derived from Pfizer’s audited consolidated financial statements for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Pfizer and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 that Pfizer previously filed with the SEC and that is incorporated by reference into this joint proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see “Where You Can Find More Information.”

	Year Ended/As of December 31,(a)
(in millions, except per common share data)	2015	2014	2013	2012	2011
Revenues(b)	$48,851	$49,605	$51,584	$54,657	$61,035
Income from continuing operations(b)	6,975	9,119	11,410	9,021	7,860
Total assets(b),(c)	167,460	167,566	170,415	182,974	184,629
Long-term obligations(b),(c),(d)	73,064	74,357	73,801	77,758	79,287
Earnings per common share—basic:
Income from continuing operations attributable to Pfizer Inc. common shareholders	$1.13	$1.43	$1.67	$1.21	$1.00
Discontinued operations—net of tax(e)	—	0.01	1.56	0.75	0.28

Net income attributable to Pfizer Inc. common shareholders	$1.13	$1.44	$3.23	$1.96	$1.28

Earnings per common share—diluted:
Income from continuing operations attributable to Pfizer Inc. common shareholders	$1.11	$1.41	$1.65	$1.20	$0.99
Discontinued operations—net of tax(e)	—	0.01	1.54	0.74	0.28

Net income attributable to Pfizer Inc. common shareholders	$1.11	$1.42	$3.19	$1.94	$1.27

Cash dividends paid per common share	$1.12	$1.04	$0.96	$0.88	$0.80

(a)	Reflects the acquisition of Hospira, Inc. on September 3, 2015 and the acquisition of King Pharmaceuticals, Inc. on January 31, 2011.
(b)	All amounts reflect the June 24, 2013 disposition of Zoetis and its presentation as a discontinued operation in all periods prior to 2014 presented.
(c)	All amounts reflect the retrospective adoption of a new accounting standard as of December 31, 2015 that requires all deferred tax assets and liabilities to be classified as noncurrent in the balance sheet.
(d)	Defined as Long-term debt, Pension benefit obligations, net, Postretirement benefit obligations, net, Noncurrent deferred tax liabilities, Other taxes payable and Other noncurrent liabilities.
(e)	Includes (i) the Animal Health (Zoetis) business through June 24, 2013, the date of disposal, (ii) the Nutrition business through November 30, 2012, the date of disposal and (iii) the Capsugel business through August 1, 2011, the date of disposal.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALLERGAN

The financial information as of and for the fiscal years ended December 31, 2011 through December 31, 2015 was derived from the audited consolidated financial statements of Allergan. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Allergan and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Allergan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 that Allergan previously filed with the SEC and that is incorporated by reference into this joint proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find More Information.”

	Years Ended December 31,
(in millions, except per share amounts)	2015(1)(2)(3)	2014(1)(6)	2013(1)(7)	2012(1)	2011(1)
Operating Highlights:
Net revenues	$15,071.0	$6,738.9	$2,602.5	$1,651.4	$4,584.4
Net (loss) from continuing operations, net of tax	(2,868.3)	(2,407.1)	(467.5)	(240.9)	**
Net income/(loss) attributable to ordinary shareholders	3,683.2	(1,630.5)	(750.4)	97.3	260.9
Basic earnings/(loss) per share from continuing operations	$(8.44)	$(10.96)	$(3.29)	$(1.92)	**
Diluted earnings/(loss) per share from continuing operations	$(8.44)	$(10.96)	$(3.29)	$(1.92)	**
Basic earnings/(loss) per share	$10.01	$(7.42)	$(5.27)	$0.77	**
Diluted earnings/(loss) per share	$10.01	$(7.42)	$(5.27)	$0.76	$2.06
Weighted average shares outstanding:
Basic	367.8	219.7	142.3	125.8	124.5
Diluted	367.8	219.7	142.3	128.4	126.5

	At December 31,
(in millions)	2015(1)(2)(3)	2014(1)(4)(5)(6)	2013(1)(7)	2012(1)	2011(1)
Balance Sheet Highlights:
Total assets	$135,840.7	$52,758.0	$22,725.9	$14,114.8	$6,698.3
Total debt and capital leases	42,726.2	15,531.1	9,052.0	6,433.3	1,033.0
Total equity	76,589.3	28,335.5	9,537.1	3,856.4	3,562.5

**	Refer to note (1) below.
(1)	On July 26, 2015 Allergan entered into the Allergan divestiture transaction agreement, under which Teva agreed to acquire Allergan’s global generic pharmaceuticals business and certain other assets. As a result of the transaction, Allergan is accounting for the assets and liabilities to be divested as held for sale. Further, the financial results of the business held for sale have been reclassified to discontinued operations for all periods presented in Allergan’s consolidated financial statements, except for the year ended December 31, 2011. Substantially all of Allergan’s results of operations for 2011 relate to the generics business being divested to Teva. Results of continuing operations for the year ended December 31, 2011 are de minimis and, therefore, the results presented are the combined business.
(2)	On October 1, 2015, Allergan completed its acquisition of Kythera Biopharmaceuticals, Inc. The acquisition had the impact of increasing Allergan’ intangible assets.
(3)	On March 17, 2015, Allergan completed the acquisition of Legacy Allergan. Legacy Allergan was a leading, fully integrated, specialty pharmaceutical company that specialized in ophthalmology, neurosciences and medical/aesthetics/dermatology/plastic surgery. Beginning March 17, 2015, the following items were included in Allergan’s operating results:

•	total revenues and related cost of sales for Legacy Allergan products;

•	selling, general and administrative expenses and research and development expenses;

•	amortization expense for intangible assets acquired;

•	impairment losses on select assets; and

•	increased interest expense from the senior secured notes assumed and the indebtedness incurred.

(4)	On November 17, 2014, Allergan completed its acquisition of Durata Therapeutics, Inc. The acquisition had the impact of increasing Allergan’s intangible assets and lowering working capital.
(5)	On July 2, 2014, Allergan completed its acquisition of Furiex Pharmaceuticals, Inc. The acquisition had the impact of increasing Allergan’s intangible assets and lowering working capital.
(6)	On July 1, 2014, Allergan completed the Forest transaction. Forest Laboratories, Inc. was a leading, fully integrated, specialty pharmaceutical company largely focused on the United States market. Forest Laboratories, Inc. marketed a portfolio of branded drug products and developed new medicines to treat patients suffering from diseases principally in the following therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory, anti-infective, and cystic fibrosis. Beginning July 1, 2014, the following items were included in Allergan’s operating results:

•	total revenues and related cost of sales for products of Forest Laboratories, Inc.;

•	selling, general and administrative expenses and research and development expenses;

•	amortization expense for intangible assets acquired;

•	impairment losses on select assets; and

•	increased interest expense from the senior secured notes assumed and the indebtedness incurred.

(7)	On October 1, 2013, Allergan completed the Warner Chilcott transaction. Warner Chilcott plc was a leading specialty pharmaceutical company focused on women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. Beginning October 1, 2013, the following items were included in Allergan’s operating results:

•	total revenues and related cost of sales for products of Warner Chilcott plc;

•	selling, general and administrative expenses and research and development expenses;

•	amortization expense for intangible assets acquired; and

•	increased interest expense from the senior secured notes assumed and the $2.0 billion aggregate term loan indebtedness assumed, and subsequently refinanced, in connection with the Warner Chilcott transaction.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma combined financial data is presented to illustrate the estimated effects of (i) the merger and the other transactions contemplated by the merger agreement and (ii) the acquisition of Legacy Allergan by Actavis plc on March 17, 2015. The selected pro forma financial data has been prepared using the acquisition method of accounting in accordance with GAAP under which the assets and liabilities of Allergan will be recorded by Pfizer at their respective fair values as of the date the merger is completed. Pfizer has been determined to be the accounting acquirer in the merger, while Allergan is treated as the legal acquirer.

The selected unaudited pro forma combined statement of income data gives preliminary effect of the merger and the Legacy Allergan transaction as if each occurred on January 1, 2015. The selected unaudited pro forma combined balance sheet data combines the historical consolidated balance sheets of Pfizer and Allergan, giving effect to the merger as if it had occurred on December 31, 2015.

The selected unaudited Pfizer pro forma financial data is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/prospectus. See “Unaudited Pro Forma Combined Financial Information.” In addition, the selected unaudited pro forma combined financial data was based on and should be read in conjunction with:

•	the separate historical financial statements of Pfizer as of and for the year ended December 31, 2015 and the related notes contained in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, and

•	the separate historical financial statements of Allergan as of and for the year ended December 31, 2015 and the related notes contained in Allergan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus.

•	the unaudited pro forma combined financial statements for the three months ended March 31, 2015, which give effect to the Legacy Allergan transaction included in the Current Report on Form 8-K of Allergan dated July 17, 2015, which is incorporated by reference into this joint proxy statement/prospectus.

The selected unaudited pro forma combined financial data has been presented for illustrative and informational purposes only. The selected unaudited pro forma combined financial data is not intended to represent what the selected results of operations or selected balances of the combined company actually would have been had the merger and the Legacy Allergan transaction been completed as of the dates indicated. In addition, the selected unaudited pro forma combined financial data does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments reflect the assets and liabilities of Allergan at their preliminary estimated fair values. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the selected unaudited pro forma financial data.

The historical consolidated financial information has been adjusted in the selected unaudited pro forma combined financial data to give effect to pro forma events that are (1) directly attributable to the merger and the Legacy Allergan transaction, (2) factually supportable, and (3) with respect to the statement of income, expected to have a continuing impact on the results of operations of the combined company.

The selected unaudited pro forma combined financial data does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to integrate the operations of Pfizer and Allergan or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

Selected Unaudited Pro Forma Combined Statement of Income Data:

(MILLIONS, EXCEPT PER ORDINARY SHARE DATA)	For the Year Ended December 31, 2015
Revenues	$65,363
Income/(loss) from continuing operations	5,680

Earnings per ordinary share – basic:
Income from continuing operations attributable to ordinary shareholders	$0.51

Earnings per ordinary share – diluted:
Income from continuing operations attributable to ordinary shareholders	$0.51

As of December 31, 2015
Total assets(1)	$365,285
Long-term obligations(1), (2)	135,720

(1)	Includes Allergan assets and liabilities held for sale related to the Allergan divestiture transaction.
(2)	Defined as pro forma Long-term debt, Pension benefit obligations, net, Postretirement benefit obligations, net, Noncurrent deferred tax liabilities, Other taxes payable and Other noncurrent liabilities.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE FINANCIAL DATA

The following table sets forth selected historical per share information of Pfizer and Allergan and unaudited pro forma combined per share information after giving effect to (i) the merger and the other transactions contemplated by the merger agreement and (ii) the acquisition of Legacy Allergan by Actavis plc on March 17, 2015, and the following:

•	Allergan shareholders will receive 11.3 combined company ordinary shares for each Allergan ordinary share they hold in the Allergan share split.
•	Each share of Pfizer common stock will be converted into one combined company ordinary share.
•	Each Pfizer preferred share issued and outstanding immediately prior to the effective time will be converted into the number of shares of Pfizer common stock into which such Pfizer preferred share could have been converted at that time in accordance with the certificate of designations for the Pfizer preferred shares.
•	Allergan preferred shares will remain outstanding following the merger.

The merger is structured as a “reverse merger,” in which the existing Allergan entity will become the parent entity of the combined company. Pfizer has been determined to be the accounting acquirer in the merger, while Allergan is treated as the legal acquirer. The combined company will account for the acquisition contemplated by the merger agreement using the acquisition method of accounting in accordance with GAAP. The combined company will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill. The acquisition accounting is dependent upon certain valuations of Allergan’s assets and liabilities and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. The allocation of the purchase price to the assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Pfizer management believes are reasonable based on currently available information. Upon consummation of the merger, such valuation will be finalized, with the final purchase price and fair value assessment of assets and liabilities based on a detailed analysis that has not yet been consummated. See “The Transactions—Accounting Treatment of the Merger.”

Accordingly, the pro forma adjustments reflect the assets and liabilities of Allergan at their preliminary estimated fair values. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table. In accordance with the requirements of the SEC, the pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective on January 1, 2015, in the case of income from continuing operations and dividends paid data, and December 31, 2015, in the case of book value per share data.

You should read this information in conjunction with the selected historical financial information, included elsewhere in this joint proxy statement/prospectus, and the historical financial statements of Pfizer and Allergan and related notes that have been filed with the SEC, certain of which are incorporated in this joint proxy statement/prospectus by reference. See “Selected Consolidated Historical Financial Data of Pfizer,” “Selected Consolidated Historical Financial Data of Allergan” and “Where You Can Find More Information”.

The unaudited Pfizer pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/prospectus. See “Unaudited Pro Forma Combined Financial Information.” The historical per share information of Pfizer and Allergan below is derived from audited financial statements as of and for the year ended December 31, 2015.

The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of Pfizer and Allergan would have been had been had the companies been combined during these periods or to project Pfizer’s and Allergan’s results of operations that may be achieved after the merger.

COMPARATIVE PER SHARE DATA	As of and for the Year Ended December 31, 2015
UNAUDITED PFIZER PRO FORMA COMBINED
Per ordinary share data:
Income from continuing operations:
Basic	$0.51
Cash dividends paid(1)	N/A
Book value(2)	17.96

PFIZER HISTORICAL
Per common share data:
Income from continuing operations:
Basic	$1.13
Cash dividends paid(1)	1.12
Book value(2)	10.48

ALLERGAN HISTORICAL
Per ordinary share data:
Income from continuing operations:
Basic	$(8.44)
Cash dividend paid	—
Book value(2)	194.14

UNAUDITED PRO FORMA ALLERGAN EQUIVALENTS(3)
Per ordinary share data:
Income from continuing operations:
Basic	$5.76
Cash dividends (1)	N/A
Book value	202.95

(1)	The merger agreement includes a provision that Pfizer may continue to pay regular quarterly cash dividends on Pfizer’s common stock of not more than $0.28 per share per quarter (subject to annual adjustment, if any, in a manner consistent with past practice by the Pfizer Board of Directors), consistent with past practice as to timing of declaration, record date and payment date. On December 14, 2015, Pfizer declared a $0.30 dividend per share for the first quarter of 2016, payable on March 2, 2016, to stockholders of record at the close of business on February 5, 2016. The unaudited pro forma condensed combined financial statements do not present a combined dividend per share amount. The dividend policy of the combined company will be determined by the combined company board of directors following the merger.

(2)	Amount is calculated by dividing shareholders’ equity by common shares (for Pfizer historical) or ordinary shares (for unaudited Pfizer pro forma combined and for Allergan historical) outstanding.

(3)	Amounts are calculated by multiplying unaudited Pfizer pro forma combined per share amounts by the 11.3 Allergan share split.

THE PFIZER SPECIAL MEETING

Date, Time and Place of the Pfizer Special Meeting

The special meeting of Pfizer stockholders will be held at [            ], at [            ] (local time), on [                    ], 2016. On or about [                    ], 2016, Pfizer commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Pfizer special meeting.

Purpose of the Pfizer Special Meeting

At the Pfizer special meeting, Pfizer stockholders will be asked to vote on the following items:

1.	the adoption of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;

2.	the adjournment of the Pfizer special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the Pfizer merger proposal; and

3.	on a non-binding, advisory basis, the compensation that may become payable to Pfizer’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger.”

Recommendation of the Pfizer Board of Directors

The Pfizer board of directors recommends that Pfizer stockholders vote “FOR” the Pfizer merger proposal, “FOR” the Pfizer adjournment proposal and “FOR” the Pfizer advisory compensation proposal. See “The Transactions—Recommendation of the Pfizer Board of Directors and Pfizer’s Reasons for the Merger.”

Consummation of the merger is conditioned upon approval of the Pfizer merger proposal by the Pfizer stockholders, but is not conditioned on the approval of the Pfizer adjournment proposal or the Pfizer advisory compensation proposal by the Pfizer stockholders.

Pfizer Record Date and Quorum

Record Date

The Pfizer board of directors has fixed the close of business on [                    ], 2016 as the record date for determining the holders of shares of Pfizer common stock and Pfizer preferred shares entitled to receive notice of and to vote at the Pfizer special meeting or any adjournments or postponements thereof.

As of the Pfizer record date, there were [        ] shares of Pfizer common stock outstanding and entitled to vote at the Pfizer special meeting held by [            ] holders of record. Each share of Pfizer common stock entitles the holder to one vote at the Pfizer special meeting on each proposal to be considered at the Pfizer special meeting. In addition, as of the Pfizer record date, there were [        ] Pfizer preferred shares outstanding and entitled to vote at the Pfizer special meeting, all of which are held of record by [        ]. Each Pfizer preferred share entitles the holder to a number of votes equal to the number of shares of Pfizer common stock into which such Pfizer preferred share could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one one-hundredth of a vote, or 2,574.87 votes, subject to adjustment under certain circumstances provided in the certificate of designations for the Pfizer preferred shares. The Pfizer common stock and Pfizer preferred shares will vote together as one class as the “voting stock of Pfizer” on all of the Pfizer proposals. Pfizer shares that are held in treasury will not be entitled to vote at the Pfizer special meeting.

Quorum

The presence of the holders of stock representing a majority of the voting power of all shares of Pfizer stock issued and outstanding and entitled to vote at the Pfizer special meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions will be counted as present and entitled to vote for purposes of determining a quorum. Broker non-votes (shares of Pfizer common stock or Pfizer preferred shares held by brokers, banks or nominees that are present in person or by proxy at the Pfizer special meeting but with respect to which the broker or other stockholder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal), if any, will not be counted as present for purposes of determining a quorum. Shares of Pfizer common stock and Pfizer preferred shares held in treasury will not be included in the calculation of the number of shares of Pfizer stock represented at the Pfizer special meeting for purposes of determining a quorum.

Required Vote

Approval of the Pfizer merger proposal requires the affirmative vote of the holders of a majority of the outstanding voting stock of Pfizer.

Approval of each of the Pfizer adjournment proposal and the Pfizer advisory compensation proposal require that the votes cast by Pfizer stockholders present in person or represented by proxy at the Pfizer special meeting and entitled to vote on the proposal, voting together as a single class, in favor of the proposal exceed the votes cast by such stockholders against the proposal.

As of the Pfizer record date, directors and executive officers of Pfizer and their affiliates owned and were entitled to vote [        ] shares of Pfizer common stock and [        ] Pfizer preferred shares, representing less than 1% of the votes of the Pfizer common stock and Pfizer preferred shares, taken together as a single class, outstanding on that date. Pfizer currently expects that the Pfizer directors and executive officers will vote their shares in favor of the Pfizer merger proposal, the Pfizer adjournment proposal and the Pfizer advisory compensation proposal, although none of them has entered into any agreement obligating him or her to do so.

Treatment of Abstentions; Failure to Vote

For purposes of the Pfizer special meeting, an abstention occurs when a Pfizer stockholder attends the Pfizer special meeting in person and does not vote or returns a proxy marked “ABSTAIN.”

•	For the Pfizer merger proposal, an abstention or a failure to vote will have the same effect as a vote cast “AGAINST” this proposal. An abstention will be counted towards determining whether a quorum is present. A failure to vote will not be counted towards determining whether a quorum is present.

•	For the Pfizer adjournment proposal, an abstention will have no effect on the vote count for this proposal (but will be counted towards determining whether a quorum is present). If a Pfizer stockholder fails to vote or to instruct his or her broker, bank or other nominee to vote and is not present in person or by proxy at the Pfizer special meeting, it will also have no effect on the vote count for the Pfizer adjournment proposal (and will not be counted towards determining whether a quorum is present).

•	For the Pfizer advisory compensation proposal, an abstention will have no effect on the vote count for this proposal (but will be counted towards determining whether a quorum is present). If a Pfizer stockholder fails to vote and is not present in person or by proxy at the Pfizer special meeting, it will also have no effect on the vote count for the Pfizer advisory compensation proposal (and will not be counted towards determining whether a quorum is present).

However, if you are a Pfizer employee holding Pfizer shares in a savings plan and/or Grantor trust and you abstain from voting or fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your plan administrator and/or trustee on how to vote on the Pfizer proposals, your shares will be voted in accordance with the terms of your plan and/or Grantor Trust.

Voting of Proxies; Incomplete Proxies

Giving a proxy means that a Pfizer stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the Pfizer special meeting in the manner it directs. A Pfizer stockholder as of the record date of the Pfizer special meeting may vote by proxy or in person at the Pfizer special meeting. If you hold your shares of Pfizer common stock or Pfizer preferred shares in your name as a stockholder of record as of the record date of the Pfizer special meeting, to submit a proxy, you, as a Pfizer stockholder, may use one of the following methods:

•	By Internet. The web address and instructions for Internet proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet proxy submission via the web address indicated on the enclosed proxy card is available 24 hours a day. If you choose to submit your proxy by Internet, then you do not need to return the proxy card. To be valid, your Internet proxy must be received by 11: 59 p.m. (U.S. Eastern Time) on the day preceding the Pfizer special meeting.

•	By Telephone. The toll-free number for telephone proxy submission can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to submit your proxy by telephone, then you do not need to return the proxy card. To be valid, your telephone proxy must be received by 11: 59 p.m. (U.S. Eastern Time) on the day preceding the Pfizer special meeting.

•	By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope you have been provided. To be valid, your proxy by mail must be received by 11: 59 p.m. (U.S. Eastern Time) on the day preceding the Pfizer special meeting.

•	In Person. You may also vote your shares in person at the Pfizer special meeting.

Pfizer requests that Pfizer stockholders submit their proxies over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to Pfizer as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed (including proper proxy submission by Internet or telephone), the shares of Pfizer common stock or Pfizer preferred shares represented by it will be voted at the Pfizer special meeting in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Pfizer common stock or Pfizer preferred shares represented by your proxy will be voted “FOR” each such proposal in accordance with the recommendation of the Pfizer board of directors. Unless you check the box on your proxy card to withhold discretionary authority, the proxy holders may use their discretion to vote on the proposals relating to the Pfizer special meeting.

If your shares of Pfizer common stock or Pfizer preferred shares are held in “street name” by a broker, bank or other nominee, you should check the voting instruction card furnished to you by that firm to determine whether you may give voting instructions by telephone or the Internet.

EVERY PFIZER STOCKHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH PFIZER STOCKHOLDER SHOULD SUBMIT ITS PROXY VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD BY MAIL, WHETHER OR NOT THE PFIZER STOCKHOLDER PLANS TO ATTEND THE PFIZER SPECIAL MEETING IN PERSON.

Shares Held in “Street Name”

If your shares of Pfizer common stock or Pfizer preferred shares are held in “street name” through a broker, bank or other nominee, you must instruct such broker, bank or other nominee on how to vote the shares by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. Your broker, bank or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Pfizer common stock or Pfizer preferred shares, so you should read carefully the materials provided to you by your broker, bank or other nominee.

You may not vote shares held in “street name” by returning a proxy card directly to Pfizer or by voting in person at the Pfizer special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Pfizer common stock or Pfizer preferred shares on behalf of their customers may not give a proxy to Pfizer to vote those shares with respect to any of the Pfizer proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on any of the Pfizer proposals. Therefore, if your shares of Pfizer common stock or Pfizer preferred shares are held in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares,

•	your broker, bank or other nominee may not vote your shares on the Pfizer merger proposal, which will have the same effect as a vote “AGAINST” this proposal;

•	your broker, bank or other nominee may not vote your shares on the Pfizer adjournment proposal, which will have no effect on the vote count for this proposal (and will not be counted towards determining whether a quorum is present); and

•	your broker, bank or other nominee may not vote your shares on the Pfizer advisory compensation proposal, which will have no effect on the vote count for this proposal (and will not be counted towards determining whether a quorum is present).

However, if you are a Pfizer employee holding Pfizer shares in a savings plan and/or Grantor trust and you abstain from voting or fail to vote, fail to submit a proxy or fail to return a voting instruction card instructing your plan administrator and/or trustee on how to vote on the Pfizer proposals, your shares will be voted in accordance with the terms of your plan and/or Grantor Trust.

Revocability of Proxies and Changes to a Pfizer Stockholder’s Vote

If you are a Pfizer stockholder of record, you may revoke or change your proxy at any time before it is voted at the Pfizer special meeting by:

•	sending a written notice of revocation to the Pfizer Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5755 that is received by Pfizer prior to 11: 59 p.m. (U.S. Eastern Time) on the day preceding the Pfizer special meeting, stating that you would like to revoke your proxy; or

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by Pfizer prior to 11: 59 p.m. (U.S. Eastern Time) on the day preceding the Pfizer special meeting; or

•	attending the Pfizer special meeting and voting in person.

If you are a Pfizer stockholder whose shares are held in “street name” by a broker, bank or other nominee, you may revoke your proxy or voting instructions and vote your shares in person at the Pfizer special meeting only in accordance with applicable rules and procedures as employed by your broker, bank or other nominee. If your shares are held in an account at a broker, bank or other nominee, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your proxy or voting instructions and should contact your broker, bank or other nominee to do so.

Attending the Pfizer special meeting will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the Pfizer special meeting to change your vote.

Solicitation of Proxies

The cost of solicitation of proxies from Pfizer stockholders will be borne by Pfizer. Pfizer will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Pfizer common stock and Pfizer preferred shares. Pfizer has

retained a professional proxy solicitation firm, [        ], [        ], to assist in the solicitation of proxies for a fee of $[        ] plus reasonable out-of-pocket expenses. In addition to solicitations by mail, the Pfizer directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Pfizer Special Meeting

Admission to the Pfizer special meeting is limited to Pfizer stockholders as of the close of business on [                    ], 2016, and one immediate family member or one individual designated as a stockholder’s authorized proxy holder. In each case, the individual must have an admission ticket or proof of ownership of Pfizer common stock or Pfizer preferred shares, as well as a valid government-issued photo identification, such as a valid driver’s license or passport, to be admitted to the special meeting.

If you hold your shares in your name as a stockholder of record, you will need an admission ticket or proof of ownership of Pfizer common stock or Pfizer preferred shares. An admission ticket is attached to your proxy card. If you plan to attend the Pfizer special meeting, please vote your shares but keep the admission ticket and bring it with you to the meeting.

If you misplace your admission ticket, Pfizer will verify your ownership onsite at the special meeting venue.

If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Pfizer special meeting, you must present proof of your ownership of Pfizer common stock or Pfizer preferred shares, such as a bank or brokerage account statement, to be admitted to the meeting.

A Pfizer stockholder may appoint a representative to attend the meeting and/or vote on his/her behalf. An admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Any individual holding an admission ticket that is not issued in his or her name will not be admitted to the Pfizer special meeting. To request an admission ticket, contact Pfizer Shareholder Services, 235 East 42nd Street, New York, New York 10017-5755.

No cameras, recording equipment, electronic devices, large bags, briefcases, or packages will be permitted in the special meeting. Photography or recording of the event is strictly prohibited.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Pfizer special meeting, please contact [        ], the proxy solicitation agent for Pfizer, by mail at [            ], or by telephone toll-free at [        ] or collect at [        ].

PFIZER PROPOSALS

Pfizer Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Pfizer is asking its stockholders to approve the Pfizer merger proposal. Under the terms of the merger agreement, the businesses of Pfizer and Allergan will be combined under a single company. The merger is structured as “reverse merger,” in which the existing Allergan entity will become the parent entity of the combined company. Specifically, pursuant to the merger agreement, Merger Sub will merge with and into Pfizer, with Pfizer surviving as a wholly owned subsidiary of Allergan. Allergan, following the merger, is referred to as the “combined company” and, subject to approval of the Allergan name change proposal by Allergan shareholders at the Allergan EGM and the approval of the Registrar of Companies in Ireland, Allergan will change its name to “Pfizer plc.” Following the merger, the Pfizer common stock will be delisted from the NYSE, the London Stock Exchange and the Swiss SIX Stock Exchange and deregistered under the Exchange Act and cease to be publicly traded. The combined company ordinary shares are expected to trade on the NYSE using the current Pfizer ticker symbol “PFE.”

Holders of shares of Pfizer common stock and Pfizer preferred shares should carefully read this joint proxy statement/prospectus in its entirety, including the Annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of shares of Pfizer common stock and Pfizer preferred shares are directed to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

Consummation of the merger is conditioned on approval of the Pfizer merger proposal by the Pfizer stockholders.

Vote Required and Pfizer Board Recommendation

Approval of the Pfizer merger proposal requires the affirmative vote of the holders of a majority of the outstanding voting stock of Pfizer.

The Pfizer board of directors recommends a vote “FOR” the Pfizer merger proposal.

Pfizer Adjournment Proposal

Pfizer is asking its stockholders to approve the adjournment of the Pfizer special meeting, or any adjournments or postponements thereof, to another date and place if necessary or appropriate to solicit additional votes in favor of the Pfizer merger proposal. The merger agreement provides that the Pfizer special meeting will not be adjourned or postponed without the mutual agreement of Pfizer and Allergan.

Consummation of the merger is not conditioned on the approval of the Pfizer adjournment proposal.

Vote Required and Pfizer Board Recommendation

Approval of the Pfizer adjournment proposal requires that the votes cast by Pfizer stockholders present in person or represented by proxy at the Pfizer special meeting and entitled to vote on the proposal, voting together as a single class, in favor of the proposal exceed the votes cast by such stockholders against the proposal by the Pfizer stockholders.

The Pfizer board of directors recommends a vote “FOR” the Pfizer adjournment proposal.

Pfizer Advisory Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Pfizer is seeking non-binding, advisory stockholder approval of the compensation of Pfizer’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The

Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger.” The proposal gives Pfizer’s stockholders the opportunity to express their views on the merger-related compensation of Pfizer’s named executive officers. Accordingly, Pfizer is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Pfizer’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “The Transactions—Interests of the Pfizer Directors and Executive Officers in the Merger,” is hereby APPROVED.”

Consummation of the merger is not conditioned on approval of the Pfizer advisory compensation proposal by the Pfizer stockholders. Because the vote is advisory in nature only, it will not be binding on either Pfizer or the combined company. Accordingly, to the extent Pfizer or the combined company is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger agreement is approved and adopted and the merger consummated, regardless of the outcome of the advisory vote.

Vote Required and Pfizer Board Recommendation

The vote on this proposal is a vote separate and apart from the vote to approve the Pfizer merger proposal. Accordingly, you may vote not to approve the Pfizer advisory compensation proposal and vote to approve the Pfizer merger proposal or vice versa. The vote to approve the Pfizer advisory compensation proposal is advisory in nature and, therefore, is not binding on Pfizer, the combined company or their respective boards of directors or the compensation committees of their respective boards of directors, regardless of whether the Pfizer merger proposal is approved. Approval of the Pfizer advisory compensation proposal is not a condition to consummation of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the Pfizer merger proposal. The merger-related named executive officer compensation that may become payable in connection with the merger is based on contractual arrangements with the named executive officers and accordingly the outcome of this advisory vote will not affect Pfizer’s obligation to make these payments.

Approval of the Pfizer advisory compensation proposal requires that the votes cast by Pfizer stockholders present in person or represented by proxy at the Pfizer special meeting and entitled to vote on the proposal, voting together as a single class, in favor of the proposal exceed the votes cast by such stockholders against the proposal.

The Pfizer board of directors recommends a vote “FOR” the Pfizer advisory compensation proposal.

Other Matters to Come Before the Pfizer Special Meeting

No other matters are intended to be brought before the Pfizer special meeting by Pfizer and Pfizer does not know of any other matters to be acted upon at the Pfizer special meeting. If, however, any other matters properly come before the Pfizer special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the recommendation of Pfizer management on any such matter (unless the Pfizer stockholder checks the box on the proxy card to withhold discretionary voting authority).

THE ALLERGAN EXTRAORDINARY GENERAL MEETING

Date, Time and Place of the Allergan Extraordinary General Meeting

The Allergan EGM will be held at [            ], at [            ] (local time), on [                    ], 2016. On or about [                    ], 2016, Allergan commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the Allergan EGM.

Purpose of the Allergan Extraordinary General Meeting

This joint proxy statement/prospectus is being provided to Allergan shareholders as part of a solicitation of proxies by the Allergan board of directors for use at the Allergan EGM. This joint proxy statement/prospectus provides Allergan’s shareholders with important information they need to know to be able to vote, or instruct their brokers, banks and other nominees to vote, at the Allergan EGM.

At the Allergan EGM, the Allergan shareholders will be asked to consider and vote on the Allergan proposals, each of which are described below:

1.	the issuance of Allergan ordinary shares to stockholders of Pfizer in connection with the merger as contemplated by the merger agreement;

2.	the sub-division of the Allergan ordinary shares whereby, immediately prior to the effective time, each existing Allergan ordinary share will be sub-divided into 11.3 combined company ordinary shares;

3.	the increase to the maximum number of directors of Allergan from 14 to 15 effective as of the effective time;

4.	the increase of the authorized share capital of Allergan from €40,000 and $101,000 to €40,000 and $[ ], respectively, effective as of the effective time;

5.	the change of name of the combined company from “Allergan plc” to “Pfizer plc” effective as of the effective time or as promptly as reasonably practicable thereafter;

6.	the reduction of the company capital of Allergan by the cancellation of some or all of the amount standing to the credit of Allergan’s share premium account immediately after the effective time, to allow the reserve resulting from the cancellation to be treated as additional profits available for distribution;

7.	the increase in nominal value of each Allergan ordinary share up to $0.00001 as of immediately following the Allergan share split and as of immediately prior to the effective time; and

8.	any adjournment or postponement of the Allergan EGM to another date and place if necessary or appropriate to solicit additional votes in favor of the Allergan proposals.

Recommendation of the Allergan Board of Directors

The Allergan board of directors recommends that Allergan shareholders vote “FOR” the Allergan share issuance proposal, “FOR” the Allergan share split proposal, “FOR” the Allergan board increase proposal, “FOR” the Allergan authorized share capital increase proposal, “FOR” the Allergan name change proposal, “FOR” the Allergan distributable reserves creation proposal, “FOR” the Allergan renominalisation proposal and “FOR” the Allergan adjournment proposal. See “The Transactions—Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger.”

Consummation of the merger is conditioned on approval of the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal and the Allergan authorized share capital increase proposal, but is not conditioned on the approval of the Allergan name change proposal, the Allergan distributable reserves creation proposal, the Allergan renominalisation proposal or the Allergan adjournment proposal. The corporate actions contemplated by the Allergan proposals (other than the Allergan adjournment proposal) will become effective only if the merger is consummated.

For each of the Allergan proposals, because the votes required to approve such proposals are based on votes properly cast at the Allergan EGM, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on the Allergan proposals (except that failures to vote will not, but abstentions will, be counted towards determining whether a quorum is present).

Allergan Record Date and Quorum

Record Date

Only holders of Allergan ordinary shares as of the close of business on [                    ], 2016, the record date for the Allergan EGM, will be entitled to notice of, and to vote at, the Allergan EGM or any adjournments or postponements thereof. On the Allergan record date, there were [        ] Allergan ordinary shares outstanding, held by [        ] registered holders. Each outstanding Allergan ordinary share is entitled to one vote on each proposal and any other matter properly coming before the Allergan EGM.

As of the Allergan record date, there were [        ] Allergan ordinary shares outstanding and entitled to vote at the Allergan EGM held by [        ] holders of record. Each Allergan ordinary share entitles the holder to one vote at the Allergan EGM on each proposal to be considered at the Allergan EGM. Allergan ordinary shares that are held in treasury will not be entitled to vote at the Allergan EGM.

Quorum

At least two persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all at the Allergan EGM) more than 50% of the total issued voting rights of Allergan’s shares will constitute a quorum for the Allergan EGM. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum. Allergan ordinary shares held in treasury will not be included in the calculation of the number of Allergan ordinary shares represented at the Allergan EGM for purposes of determining a quorum.

Required Vote

The affirmative vote of a majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan share issuance proposal, Allergan share split proposal, Allergan board increase proposal, Allergan authorized share increase proposal, Allergan renominalisation proposal and Allergan adjournment proposal at the Allergan EGM, is required to approve such proposals.

The affirmative vote of at least 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan name change proposal and the Allergan distributable reserves creation proposal at the Allergan EGM, is required to approve such proposals.

As of the Allergan record date, directors and executive officers of Allergan and their affiliates owned and were entitled to vote [        ] Allergan ordinary shares, representing less than 1% of the Allergan ordinary shares outstanding on that date. Allergan currently expects that the Allergan directors and executive officers will vote their shares in favor of each of the Allergan proposals, although none of them has entered into any agreements obligating him or her to do so.

Treatment of Abstentions; Failure to Vote

For purposes of the Allergan EGM, an abstention occurs when an Allergan shareholder attends the Allergan EGM in person and does not vote or returns a proxy with an “abstain” vote. For each of the Allergan proposals, because the votes required to approve such proposals are based on votes properly cast at the EGM, and because abstentions are not considered votes properly cast, abstentions, along with failures to vote, will have no effect on the Allergan proposals (except that failures to vote will not, but abstentions will, be counted towards determining whether a quorum is present).

If you do not vote your Allergan ordinary shares or specify your voting instructions on your proxy card, the administrator or trustee of the applicable Allergan benefit plan will vote your shares in accordance with the terms of the relevant Allergan benefit plan.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that an Allergan shareholder authorizes the persons named in the enclosed proxy card to vote its Allergan ordinary shares at the Allergan EGM in the manner it directs. An Allergan shareholder as of the record date of the Allergan EGM may vote by proxy or in person at the Allergan EGM. If you hold Allergan ordinary shares in your name as a registered Allergan shareholder as of the record date of the Allergan EGM, to submit a proxy, you may use one of the following methods:

•	By Internet. The web address and instructions for Internet voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting via [ ] is available 24 hours a day. To be valid, your vote by Internet must be received prior to the commencement of the Allergan EGM.

•	By Telephone. The toll-free number for telephone proxy submission is [ ]. You will be required to provide your assigned control number located on the proxy card. Telephone proxy submission is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received prior to the commencement of the Allergan EGM.

•	By Mail. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received prior to the commencement of the Allergan EGM. Please do not send in your stock certificates with your proxy card.

•	In Person. You may also vote your Allergan ordinary shares in person at the Allergan EGM.

Allergan requests that Allergan shareholders vote over the Internet, by telephone or by completing and signing the accompanying proxy card and returning it to Allergan as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed (including proper voting by Internet or phone) and not later revoked, the Allergan ordinary shares represented by it will be voted at the Allergan EGM in accordance with the instructions contained on the proxy card.

If you sign and return your proxy or voting instruction card without indicating how to vote on any of the Allergan proposals, the Allergan ordinary shares represented by your proxy will be voted “FOR” each such proposal in accordance with the recommendation of the Allergan board of directors.

If you are a shareholder of record of Allergan and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act, 2014, of the Chairman as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

If an Allergan shareholder’s ordinary shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting instruction card furnished to you by that firm to determine whether he or she may vote by telephone or the Internet.

EVERY ALLERGAN SHAREHOLDER’S VOTE IS IMPORTANT. ACCORDINGLY, EACH ALLERGAN SHAREHOLDER SHOULD VOTE VIA THE INTERNET OR BY TELEPHONE, OR SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD BY MAIL, WHETHER OR NOT THE ALLERGAN SHAREHOLDER PLANS TO ATTEND THE ALLERGAN EGM IN PERSON.

Shares Held in “Street Name”

If your Allergan ordinary shares are held in “street name” by a broker, bank or other nominee, you must instruct such broker, bank or other nominee how to vote your Allergan ordinary shares by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. Your broker, bank or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your Allergan ordinary shares, so you should read carefully the materials provided to you by your broker, bank or other nominee. You may be eligible to submit such instructions electronically or by telephone.

If you do not provide a signed voting instruction card (or otherwise submit your voting instructions in accordance with the procedures specified by your broker, bank or other nominee) to your broker, bank or other nominee, your Allergan ordinary shares will not be voted on any proposal on which such broker, bank or other nominee does not have discretionary authority to vote. Brokers, banks and other nominees do not have discretionary voting with respect to any of the Allergan proposals. Accordingly, if you fail to provide a signed voting instruction card (or otherwise submit your voting instructions in accordance with the procedures specified by your broker, bank or other nominee) to your broker, bank or other nominee, your Allergan ordinary shares held through such broker, bank or other nominee will not be voted.

Broker non-votes are ordinary shares held by a broker, bank or other nominee that are present in person or represented by proxy at the Allergan EGM, but with respect to which such broker, bank or other nominee is not instructed by the beneficial owner of such shares. As brokers do not have discretionary authority to vote on the Allergan proposals, it is expected that there will be no broker non-votes.

Revocability of Proxies and Changes to an Allergan Shareholder’s Vote

If you are an Allergan shareholder of record, you may revoke or change your proxy before it is voted at the Allergan EGM by:

•	delivering written notice to the company secretary of Allergan that is received prior to the commencement of the Allergan EGM stating that you have revoked your proxy to the company secretary of Allergan at the following address:

Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

Attention: Company Secretary

•	submitting a new proxy again by telephone or over the Internet prior to the commencement of the Allergan EGM;

•	signing and returning by mail a proxy card with a later date so that it is received by Allergan prior to the commencement of the Allergan EGM; or

•	attending the Allergan EGM and voting by ballot in person.

Attending the Allergan EGM will NOT automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You must vote by ballot at the Allergan EGM to change your vote.

If you are an Allergan shareholder whose shares are held in “street name” by a broker, bank or other nominee, you may revoke your proxy and vote your shares in person at the Allergan EGM only in accordance with the applicable rules and procedures as employed by your broker, bank or other nominee. If your Allergan ordinary shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Solicitation of Proxies

Allergan will bear the cost of soliciting proxies from its shareholders.

Allergan will solicit proxies by mail. In addition, the directors, officers and employees of Allergan may solicit proxies from its shareholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Allergan will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation materials to the beneficial owners of Allergan ordinary shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Allergan has engaged a professional proxy solicitation firm, [            ], [            ], to assist in the solicitation of proxies for a fee of approximately $[        ], and will reimburse [        ] for its reasonable disbursements.

Attending the Allergan Extraordinary General Meeting

Attendance at the Allergan EGM is limited to Allergan shareholders on the Allergan record date. Please indicate on the enclosed proxy card if you plan to attend the Allergan EGM. If your Allergan ordinary shares are held through a broker, bank or other nominee and you would like to attend, you will need to bring to the Allergan EGM a letter from such broker, bank or other nominee confirming beneficial ownership of the Allergan ordinary shares as of the Allergan record date for the Allergan EGM. Any beneficial holder who plans to vote at the Allergan EGM must also obtain a legal proxy, executed in their favor by or on behalf of their broker, bank or other nominee, and should contact such broker, bank or other nominee for instructions on how to obtain a legal proxy. Each Allergan shareholder will be asked to provide valid government-issued photo identification, such as a driver’s license or passport, and proof of ownership as of the Allergan record date. The use of cell phones, smartphones, pagers, recording and photographic equipment will not be permitted in the meeting rooms.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Allergan EGM please contact [        ], the proxy solicitation agent for Allergan, by mail at [        ], or by telephone toll-free at [        ] or collect at [        ].

ALLERGAN PROPOSALS

Allergan Share Issuance Proposal

Allergan is asking its shareholders to approve the Allergan share issuance proposal.

Accordingly, Allergan is requesting its shareholders adopt the following resolution, which is an ordinary resolution:

“RESOLVED, as an ordinary resolution that, subject to applicable rules and listing standards of the New York Stock Exchange and to applicable rules and regulations of the U.S. Securities and Exchange Commission, the directors of Allergan be and they are hereby generally and unconditionally authorized pursuant to section 1021 of the Companies Act 2014 to exercise all the powers of Allergan to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) as contemplated by the merger agreement, up to an aggregate nominal amount of Allergan ordinary shares necessary for purposes of satisfying the aggregate issuance of Allergan ordinary shares to the Pfizer stockholders in connection with the merger, provided that such authority shall (a) expire on [            ] or such later date as may be determined by the Allergan board of directors (provided that under the Companies Act 2014, such later date cannot be more than five years after the date on which this resolution is passed), (b) be without prejudice and in addition to the authority under the said section 1021 previously granted to the Allergan board of directors pursuant to an ordinary resolution effective October 1, 2013 and (c) not authorize the directors of Allergan to issue more than the authorized but unissued share capital of Allergan at the time the merger becomes effective.”

Vote Required and Allergan Board Recommendation

“Ordinary resolution” means a resolution passed by a simple majority of the votes cast by shareholders of the company as, being entitled to do so, vote in person or by proxy at a general meeting of the company. The affirmative vote of a simple majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan share issuance proposal at the Allergan EGM, is required to approve the Allergan share issuance proposal.

Approval of the Allergan share issuance proposal is required for consummation of the merger. The issuance of the Allergan ordinary shares contemplated by the Allergan share issuance proposal will become effective only if the merger is consummated.

The Allergan board of directors recommends a vote “FOR” the Allergan share issuance proposal.

Allergan Share Split Proposal

Allergan is asking its shareholders to approve the Allergan share split proposal.

Accordingly, Allergan is requesting its shareholders adopt the following resolution, which is an ordinary resolution:

“RESOLVED, as an ordinary resolution that, with effect from immediately prior to the consummation of the merger:

(a)	every authorized Allergan ordinary share of US$0.0001 each (the “existing ordinary shares”) that, immediately prior to the effective time of the merger (the “sub-division record time”), are shown in the books of Allergan as unissued shall be sub-divided into 11.3 new Allergan ordinary shares of US$0.000008849557522 each in the capital of Allergan; and

(b)	each existing ordinary share in issue at the sub-division record time shall be sub-divided into 11.3 new Allergan ordinary shares of US$0.000008849557522 each (the “sub-divided ordinary shares”).

Overview

By approving the Allergan share split proposal, the Allergan shareholders approve, subject to the consummation of the merger, the Allergan share split which will occur immediately prior to the consummation of the merger. If the Allergan shareholders approve the Allergan share split proposal and the Allergan renominalisation proposal and Allergan effects the Allergan share split and the contemplated renominalisation, then each issued and outstanding Allergan ordinary share of nominal value $0.0001 will be sub-divided into 11.3 new Allergan ordinary shares of nominal value $0.00001. However, if the Allergan share split occurs and the Allergan renominalisation proposal is not approved or the contemplated renominalisation does not occur for any other reason, the Allergan shareholders will receive 11.3 new Allergan ordinary shares of par value $0.000008849557522.

If Allergan effects the Allergan share split, then, except for adjustments that may result from the treatment of fractional shares as described below, prior to giving effect to the merger each Allergan shareholder will hold the same percentage of then-outstanding Allergan ordinary shares immediately following the Allergan share split as such Allergan shareholder held immediately prior to the Allergan share split.

Principal Effects of the Allergan Share Split

If Allergan shareholders approve the Allergan share split proposal and Allergan effects the Allergan share split, each Allergan shareholder will own an increased number of Allergan ordinary shares upon the effectiveness of the Allergan share split. Allergan will effect the Allergan share split simultaneously for all outstanding Allergan ordinary shares. The Allergan share split will change the nominal value of Allergan ordinary shares from $0.0001 to $0.000008849557522 per share and, if the Allergan renominalisation proposal is approved and contemplated renominalisation is effected, the nominal value of each Allergan ordinary share will be increased to $0.00001. The Allergan share split will affect all Allergan shareholders uniformly and will not change any Allergan shareholder’s percentage ownership interest in Allergan, except to the extent that the Allergan share split would result in any Allergan shareholders otherwise owning a fractional share that will be cashed out. Therefore, voting rights and other rights and preferences of the holders of Allergan ordinary shares will not be affected by the Allergan share split (other than as a result of the payment of cash in lieu of fractional shares). Allergan ordinary shares issued pursuant to the Allergan share split will remain fully paid and nonassessable.

As of the effective time of the Allergan share split, pursuant to and in accordance with the anti-dilution provisions of Allergan’s equity incentive plans, Allergan will appropriately and proportionately adjust the number of Allergan ordinary shares issuable in respect of outstanding equity incentive awards, the exercise price of all outstanding options, the total number of Allergan ordinary shares that may be the subject of future grants as well as the individual ordinary share limits under Allergan’s equity incentive plans.

Fractional Shares

Allergan will not issue any fractional Allergan ordinary share in connection with the Allergan share split. Each Allergan shareholder who would otherwise be entitled to receive a fractional Allergan ordinary share as a result of the Allergan share split will, with respect to such fractional share, be entitled to receive cash in lieu of such fractional share in an amount equal to the net cash proceeds attributable to the sale of such fractional share following the aggregation and sale by Allergan’s transfer agent of all fractional Allergan ordinary shares otherwise issuable, on the basis of prevailing market prices at such time.

Effect on Registered “Book-Entry” Shareholders

Registered Allergan shareholders may hold some or all of their Allergan ordinary shares in book-entry form. These Allergan shareholders will not have share certificates evidencing their ownership of Allergan ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

If you hold registered shares in book-entry form, you do not need to take any action to receive your additional Allergan ordinary shares following the Allergan share split.

If you are entitled to post-Allergan share split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.

Effect on Registered Certificated Shareholders

Some registered Allergan shareholders may hold all of their Allergan ordinary shares in certificate form or a combination of certificate and book-entry form. If you hold any of your Allergan ordinary shares in certificate form, you will receive a letter of transmittal from the combined company’s transfer agent as soon as practicable after the effective date of the Allergan share split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-Allergan share split Allergan ordinary shares to the transfer agent. Upon receipt of your share certificate, Allergan will issue to you the appropriate number of combined company ordinary shares electronically in book-entry form and provide a statement reflecting the number of shares registered in your account. Allergan will not issue any combined company ordinary shares in book-entry form to you until you surrender your outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. Beginning at the effective time of the Allergan share split (which will occur immediately prior to the consummation of the merger), each certificate representing pre-Allergan share split Allergan ordinary shares will be deemed for all corporate purposes to evidence ownership of post-Allergan share split combined company ordinary shares.

ALLERGAN SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNLESS AND UNTIL REQUESTED TO DO SO.

Accounting Matters

The Allergan share split will not affect the total ordinary shareholders’ equity on Allergan’s balance sheet.

Vote Required and Allergan Board Recommendation

The affirmative vote of a simple majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan share split proposal at the Allergan EGM is required to approve the Allergan share split proposal.

Approval and implementation of the Allergan share split proposal is required for consummation of the merger. The Allergan share split contemplated by the Allergan share split proposal will become effective only if the merger is consummated.

The Allergan board of directors recommends a vote “FOR” the Allergan share split proposal.

Allergan Board Increase Proposal

Allergan is asking its shareholders to approve the Allergan board increase proposal.

Accordingly, Allergan is requesting its shareholders adopt the following resolution, which is an ordinary resolution:

“RESOLVED, as an ordinary resolution that, in accordance with article 121 of Allergan’s Articles of Association, effective immediately prior to the consummation of the merger, the maximum number of directors of Allergan be increased from 14 to 15.”

Vote Required and Allergan Board Recommendation

The affirmative vote of a simple majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan board increase proposal at the Allergan EGM, is required to approve the Allergan board increase proposal.

Approval and implementation of the Allergan board increase proposal is required for consummation of the merger. The increase in the number of directors contemplated by the Allergan board increase proposal will become effective only if the merger is consummated.

The Allergan board of directors recommends a vote “FOR” the Allergan board increase proposal.

Allergan Authorized Share Capital Increase Proposal

Allergan is asking its shareholders to approve the Allergan authorized share capital increase proposal.

Accordingly, Allergan is requesting its shareholders adopt the following resolution, which is an ordinary resolution:

“RESOLVED, as an ordinary resolution that, effective as of or prior to the consummation of the merger as contemplated by the merger agreement, the authorized share capital of Allergan be and is hereby increased from EUR40,000 and US$101,000 to EUR40,000 and US$[        ], respectively. This is divided into 40,000 deferred ordinary shares of €1.00 each, [            ] ordinary shares of US$0.0001 each and 10,000,000 serial preferred shares of US$0.0001 each, all having the rights and being subject to the restrictions as set out in Allergan’s Articles of Association.”

Vote Required and Allergan Board Recommendation

The affirmative vote of a simple majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan authorized share capital increase proposal at the Allergan EGM, is required to approve the Allergan authorized share capital increase proposal.

Approval and implementation of the Allergan authorized share capital increase proposal is required for consummation of the merger. The authorized share capital increase contemplated by the Allergan authorized share capital increase proposal will become effective only if the merger is consummated.

The Allergan board of directors recommends a vote “FOR” the Allergan authorized share capital increase proposal.

Allergan Name Change Proposal

Allergan is asking its shareholders to approve the Allergan name change proposal.

Accordingly, Allergan is requesting its shareholders adopt the following resolution, which is a special resolution:

“RESOLVED, as a special resolution that, subject to and conditioned upon the consummation of the merger as contemplated by the merger agreement and subject to the approval of the Registrar of Companies in Ireland, the name of Allergan plc shall be changed to Pfizer plc.”

Vote Required and Allergan Board Recommendation

“Special resolution” means a resolution passed by not less than 75% of the votes cast by shareholders of the company as, being entitled to do so, vote in person or by proxy at a general meeting of the company, and which complies with the other requirements of section191 of the Companies Act.

The affirmative vote of at least 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan name change proposal at the Allergan EGM, is required to approve the Allergan name change proposal.

If Allergan and Pfizer do not consummate the merger, Allergan will not effect the name change contemplated by the Allergan name change proposal, notwithstanding that Allergan shareholders may have previously approved the Allergan name change proposal.

Approval of the Allergan name change proposal is not required for consummation of the merger. Accordingly, if all of the conditions to the merger are satisfied or waived, Allergan intends to consummate the merger, whether or not the Allergan name change proposal has been approved.

The Allergan board of directors recommends a vote “FOR” the Allergan name change proposal.

Allergan Distributable Reserves Creation Proposal

Allergan is asking its shareholders to approve the Allergan distributable reserves creation proposal.

Accordingly, Allergan is requesting its shareholders adopt the following resolution, which is a special resolution:

“RESOLVED, as a special resolution, subject to and with the consent of the High Court, that:

(1) in accordance with the provisions of section 84 of the Companies Act 2014, the company capital of Allergan be reduced by the cancellation of the entire amount standing to the credit of Allergan’s share premium account immediately after the consummation of the transactions contemplated pursuant to the terms of the merger agreement (the “authorised amount”) or such other lesser amount as the Allergan board of directors or the High Court may determine and for the reserve resulting from the cancellation of the share premium to be treated as profits available for distribution as defined by section 117 of the Companies Act 2014; and

(2) the Allergan board of directors, acting through one or more of the Allergan directors, secretaries or executive officers, be and is hereby authorized on behalf of Allergan plc, to (i) proceed to seek the confirmation of the High Court to a reduction of company capital by the authorised amount or such lesser amount as the Allergan board or directors or the High Court may determine and (ii) determine not to proceed to seek the approval of the High Court.”

Overview

Pursuant to the terms of the merger agreement, as of the effective time, Pfizer stockholders will be entitled to receive one combined company ordinary share in exchange for each share of Pfizer common stock held by such holder. This is expected to significantly increase the amount standing to the credit of the combined company’s share premium account. In order to help ensure that the combined company has the flexibility to pay dividends, repurchase shares or make other distributions, if and when its board of directors determines to do so following the merger, we are asking Allergan shareholders to approve the proposal described above.

Under Irish law, the combined company must have “distributable reserves” in its unconsolidated balance sheet (prepared in accordance with Irish law) in order for it to legally make distributions (including the payment of cash dividends) to its shareholders or to buy back shares. Distributable reserves generally means the accumulated realized profits of the combined company less accumulated realized losses of the combined company and can include reserves created by way of capital reductions. Dividends, repurchases and distributions by the combined company would also be subject to additional limitations under Irish law.

We expect that, as soon as practicable following the consummation of the merger, the combined company will seek to obtain the approval of the High Court of Ireland to convert some or all of its share premium to distributable reserves, which we refer to in this joint proxy statement/prospectus as the “Allergan distributable reserves creation.” The board of directors of the combined company will make a determination of the final amount of the share premium to be reduced following consummation of the merger. The approval of the High Court of Ireland is required for the Allergan distributable reserves creation to be effective, and the amount of the reduction of the share premium of the combined company will always be subject to the approval of the court (which may approve a lesser amount than that requested). Before such approval can be obtained, the shareholders of Allergan must first have passed a special resolution authorizing the Allergan distributable reserves creation. Accordingly, we are proposing that Allergan shareholders approve the Allergan distributable reserves creation proposal at the Allergan EGM.

Shareholder approval of the Allergan distributable reserves creation is not a guarantee that the merger will occur or that, if it occurs, the combined company will pay dividends or make share repurchases at any time. Even if each of the merger and the Allergan distributable reserves creation is consummated, the combined company board of directors may decide not to pay dividends or make share repurchases. In addition, although we are not aware of any reason why the High Court of Ireland would not approve the Allergan distributable reserves creation, there is no guarantee that such approval will be forthcoming.

Vote Required and Allergan Board Recommendation

The affirmative vote of at least 75% of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan distributable reserves creation proposal at the Allergan EGM, is required to approve the Allergan distributable reserves creation proposal.

If Allergan and Pfizer do not consummate the merger, Allergan will not effect the distributable reserves creation by way of capital reductions contemplated by the Allergan distributable reserves creation proposal, notwithstanding that Allergan shareholders may have previously approved the Allergan distributable reserves creation proposal.

Approval of the Allergan distributable reserves creation proposal is not required for the consummation of the merger. Accordingly, if all of the conditions to the merger are satisfied or waived, Allergan intends to consummate the merger, whether or not the Allergan distributable reserves creation proposal has been approved.

The Allergan board of directors recommends a vote “FOR” the Allergan distributable reserves creation proposal.

Allergan Renominalisation Proposal

Allergan is asking its shareholders to approve the Allergan renominalisation proposal.

Accordingly, Allergan is requesting its shareholders adopt the following resolution, which is an ordinary resolution:

“RESOLVED, as an ordinary resolution that, with effect from immediately prior to the consummation of the merger, and immediately following the Allergan share split, the nominal value of each sub-divided ordinary share shall be increased by US$0.000001150442478 up to US$0.00001 in accordance with section 83(1)(c) of the Companies Act 2014 by the addition to them of any undenominated capital, the “Allergan renominalisation.”

Overview

By approving the Allergan renominalisation proposal, the Allergan shareholders approve, subject to the consummation of the merger, an increase in the nominal value of each sub-divided ordinary share by

$0.000001150442478 up to $0.00001 by the addition to them of any undenominated capital, which will occur immediately prior to the consummation of the merger. If the Allergan shareholders approve the Allergan share split proposal and the Allergan renominalissation proposal and Allergan effects the Allergan share split and the contemplated renominalsiation, then each issued and outstanding Allergan ordinary share of nominal value $0.0001 will be sub-divided into 11.3 new Allergan ordinary shares of nominal value $0.00001.

Vote Required and Allergan Board Recommendation

The affirmative vote of a simple majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan renominalisation proposal at the Allergan EGM is required to approve the Allergan renominalisation proposal.

If Allergan and Pfizer do not consummate the merger, Allergan will not effect the renominalisation contemplated by the Allergan renominalisation proposal, notwithstanding that Allergan shareholders may have previously approved the Allergan renominalisation proposal.

Approval of the Allergan renominalisation proposal is not required for the consummation of the merger. Accordingly, if all of the conditions to the merger are satisfied or waived, Allergan intends to consummate the merger, whether or not the Allergan renominalisation proposal has been approved.

The Allergan board of directors recommends a vote “FOR” the Allergan renominalisation proposal.

Allergan Adjournment Proposal

Allergan is asking its shareholders to approve the Allergan adjournment proposal. Accordingly, Allergan is requesting its shareholders adopt the following resolution, which is an ordinary resolution:

“RESOLVED, as an ordinary resolution, to approve any motion of the Chairman to adjourn the Allergan extraordinary general meeting to another time or place if deemed necessary or appropriate by the Chairman (in his sole discretion) in the circumstances.”

Vote Required and Allergan Board Recommendation

The affirmative vote of a simple majority of the votes cast, either in person or by proxy, by shareholders entitled to vote on the Allergan adjournment proposal at the Allergan EGM, is required to approve the Allergan adjournment proposal. The merger agreement provides that the Allergan EGM will not be adjourned or postponed without the mutual agreement of Pfizer and Allergan.

The Allergan board of directors recommends a vote “FOR” the Allergan adjournment proposal.

Holders of ordinary shares should carefully read this document in its entirety, including the Annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, holders of Allergan ordinary shares are directed to the merger agreement, a copy of which is attached as Annex A to this document and “The Transactions—Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger”.

Other Matters to Come Before the Extraordinary General Meeting

No other matters are intended to be brought before the Allergan EGM by Allergan, and Allergan does not know of any other matters to be acted upon at the Allergan EGM. If, however, any other matters properly come before the Allergan EGM, including an adjournment of the Allergan EGM for any reason, and where you have named the Chairman of the Allergan EGM as your proxy he or she will vote the shares represented thereby in accordance with the judgment of management on any such matter.

INFORMATION ABOUT THE COMPANIES

Pfizer

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

Phone: (212) 733-2323

Pfizer was incorporated in the State of Delaware in 1942. Pfizer is a research-based, global biopharmaceutical company. Pfizer applies science and its global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products. Its global portfolio includes medicines, vaccines and medical devices, as well as many of the world’s best-known consumer healthcare products. Pfizer works across developed and emerging markets to advance wellness, prevention, treatments and cures, and collaborates with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world.

Allergan

Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin D17 E400, Ireland

Phone: (862) 261-7000

Allergan (formerly known as Actavis plc) was incorporated in Ireland as Actavis Limited on May 16, 2013 as a private limited company and re-registered effective September 20, 2013 as a public limited company. On June 15, 2015, Actavis plc changed its name to Allergan plc, following the acquisition of Legacy Allergan by Actavis plc on March 17, 2015 and the approval of the name change by Actavis plc’s shareholders. Allergan is a global specialty pharmaceutical company and a leader in a new industry model—Growth Pharma engaged in the development, manufacturing, marketing and distribution of brand name, medical aesthetics, biosimilar and OTC pharmaceutical products. Allergan has operations in more than 100 countries. Allergan markets a portfolio of best-in-class products that provide valuable treatments for the central nervous system, eye care, medical aesthetics, dermatology, plastic surgery, gastroenterology, women’s health and urology therapeutic categories. Allergan is an industry leader in research and development, with one of the broadest development pipelines in the pharmaceutical industry. Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live longer, healthier lives.

On July 26, 2015, Allergan entered into the Allergan divestiture transaction agreement, under which Teva agreed to acquire Allergan’s global generic pharmaceuticals business and certain other assets.

Merger Sub

Watson Merger Sub Inc.

c/o Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin D17 E400, Ireland

Phone: (862) 261-7000

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of Allergan. Merger Sub was incorporated on November 20, 2015 for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the merger agreement and transaction contemplated by the merger agreement.

THE TRANSACTIONS

This discussion of the merger and the other transactions contemplated by the merger agreement is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger and the other transactions contemplated by the merger agreement that are important to you. You should read the entire merger agreement carefully as it is the legal document that governs the merger and the other transactions contemplated by the merger agreement. This section is not intended to provide you with any factual information about Pfizer or Allergan. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Pfizer and Allergan make with the SEC that are incorporated by reference into this joint proxy statement/prospectus, as described under “Where You Can Find More Information.”

Transaction Structure

Under the terms of the merger agreement, the businesses of Pfizer and Allergan will be combined under a single company. The merger is structured as a “reverse merger,” in which the existing Allergan entity will become the parent entity of the combined company. Specifically, pursuant to the merger agreement, Merger Sub will merge with and into Pfizer, with Pfizer surviving as a wholly owned subsidiary of Allergan. Allergan, following the merger, is referred to as the “combined company” and, subject to approval of the Allergan name change proposal by Allergan shareholders at the Allergan EGM and the approval of the Registrar of Companies in Ireland, Allergan will change its name to “Pfizer plc.” Following the merger, the Pfizer common stock will be delisted from the NYSE, the London Stock Exchange and the Swiss SIX Stock Exchange and deregistered under the Exchange Act and cease to be publicly traded. The combined company ordinary shares are expected to trade on the NYSE using the current Pfizer ticker symbol “PFE.”

Consideration to Pfizer Stockholders

In the merger, each share of Pfizer common stock issued and outstanding immediately prior to the effective time (other than (i) such shares owned by Pfizer, Allergan or Merger Sub, (ii) dissenting shares and (iii) such shares owned by subsidiaries of Pfizer immediately prior to the effective time) will be converted into the right to receive, at the election of the holder and subject to the proration procedures described in the merger agreement, either:

•	one (1) combined company ordinary share; or

•	an amount in cash, without interest, equal to the volume-weighted average price per share of Pfizer common stock on the NYSE for the trading day immediately preceding the date of consummation of the merger (determined as provided in the merger agreement).

Any holder of Pfizer common stock that does not elect to receive the cash consideration or the share consideration with respect to a share, or has not properly elected to receive any such consideration with respect to a share, will be deemed to have elected to receive the share consideration for such share.

It is anticipated that the former Pfizer stockholders and Allergan shareholders will hold, on a fully diluted basis (based on the treasury stock method) and assuming the conversion of all outstanding Pfizer preferred shares and Allergan preferred shares, approximately 56% and 44%, respectively, of the issued and outstanding combined company ordinary shares immediately after consummation of the merger, based on the closing price of Pfizer common stock and certain other assumptions as of November 20, 2015.

In addition, in the merger, each Pfizer preferred share issued and outstanding immediately prior to the effective time will be converted into the number of shares of Pfizer common stock into which such Pfizer preferred share could have been converted at that time in accordance with the certificate of designations for the

Pfizer preferred shares, and the holder of such Pfizer preferred share will be entitled to receive the common stock merger consideration (and participate in the election described above) in respect of the shares of Pfizer common stock into which such Pfizer preferred share was converted. As of the date of this joint proxy statement/prospectus, each Pfizer preferred share would have been converted into 2,574.87 shares of Pfizer common stock at the effective time had the effective time occurred on such date. In lieu of receiving such preferred stock merger consideration, holders of Pfizer preferred shares may elect to receive the preferred stock liquidation amount, and if a holder so elects, each Pfizer preferred share with respect to which such election is made will be cancelled and converted into the right to receive such amount in cash. As of the date of this joint proxy statement/prospectus, the preferred stock liquidation amount was $40,300 per share. Holders of Pfizer preferred shares who do not elect to receive the preferred stock liquidation amount will be entitled to elect between the share consideration and the cash consideration for each share of Pfizer common stock into which their Pfizer preferred shares are converted as of immediately prior to the effective time. The election of holders of Pfizer preferred shares to receive the preferred stock liquidation amount will not be taken into account in determining whether or not shares of Pfizer common stock (including Pfizer common stock in respect of Pfizer preferred shares converted as described above) will be subject to the proration procedures described in the merger agreement, which will be determined solely based on the amount of cash electing shares and share electing shares.

No holder of Pfizer common stock (including Pfizer common stock in respect of Pfizer preferred shares converted as described above) will be issued a fraction of a combined company ordinary share in the merger. Each holder of Pfizer common stock converted pursuant to the merger, who would otherwise have been entitled to receive a fraction of a combined company ordinary share (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder), will receive the Pfizer fractional share consideration as described in “The Merger Agreement—No Fractional Shares.”

The merger consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, any dividend or distribution of securities convertible into Pfizer common stock or Allergan ordinary shares, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of Pfizer common stock or Allergan ordinary shares outstanding after the date of the merger agreement and prior to the effective time (in each case, other than the Allergan share split).

Allergan Share Split and Name Change

The merger agreement provides that immediately prior to the consummation of the merger Allergan shareholders will receive 11.3 combined company ordinary shares for each of their Allergan ordinary shares. Allergan shareholders will receive these shares by virtue of the Allergan share split.

No holder of Allergan ordinary shares will be issued fractional shares in the Allergan share split. Each holder of Allergan ordinary shares subject to the Allergan share split, who would otherwise have been entitled to receive a fraction of a combined company ordinary share (after aggregating all shares held by such holder), will receive the Allergan fractional share consideration as described in “The Merger Agreement—No Fractional Shares.”

As of the effective time of the Allergan share split, pursuant to and in accordance with the anti-dilution provisions of Allergan’s equity incentive plans, Allergan will appropriately and proportionately adjust the number of Allergan ordinary shares issuable in respect of outstanding equity incentive awards, the exercise price of all outstanding options, the total number of Allergan ordinary shares that may be the subject of future grants as well as the individual ordinary share limits under Allergan’s equity incentive plans.

Following the merger, subject to the approval of the Allergan name change proposal by Allergan shareholders at the Allergan EGM and the approval of the Registrar of Companies in Ireland, Allergan will effect a change of name so that the name of the combined company will be “Pfizer plc.”

Background of the Merger

In pursuing their respective objectives of enhancing shareholder value, both the Allergan board of directors and the Pfizer board of directors consider from time to time opportunities for a variety of transactions, including potential acquisitions, divestitures, business combinations, collaborations and other strategic alliances. In 2014 and 2015, the pharmaceutical industry was engaged in a significant wave of consolidation that presented Allergan and Pfizer with numerous opportunities for such transactions.

Allergan, then known as Actavis plc (which we refer to in this section as “Actavis” until its merger with Allergan, Inc. on March 17, 2015), was an active participant in this consolidation wave and held discussions with multiple other pharmaceutical companies during this time. One of these companies was Allergan, Inc. (which we refer to as “Legacy Allergan”), which had received an unsolicited acquisition proposal on April 22, 2014 from Valeant Pharmaceuticals International, Inc. That proposal, and subsequent proposals by Valeant, were rejected by the Legacy Allergan board of directors. Commencing in May 2014, Brenton L. Saunders, who would become President and Chief Executive Officer of Actavis on July 1, 2014, engaged in several conversations with David Pyott, Chairman of the Board and Chief Executive Officer of Legacy Allergan, regarding the possibility of a merger transaction between Actavis and Legacy Allergan. On each such occasion, Mr. Pyott advised Mr. Saunders that Legacy Allergan was not interested in pursuing a transaction at such time. On July 30, 2014, Mr. Saunders sent to Mr. Pyott a written non-binding proposal to acquire Legacy Allergan. On August 11, 2014, Mr. Pyott advised Mr. Saunders again that Legacy Allergan was not interested in pursuing a transaction at that time.

Another of the several companies with which Actavis engaged in discussions with respect to a potential transformational transaction was Pfizer. On July 21, 2014, Ian C. Read, Chairman and Chief Executive Officer of Pfizer, and Frank D’Amelio, Chief Financial Officer of Pfizer, met for dinner with Paul M. Bisaro, the then-Executive Chairman of Actavis, and Mr. Saunders. During dinner, they discussed the possibility of exploring a transaction in which Pfizer would combine with Actavis. At a regularly scheduled meeting of the Actavis board of directors on July 23, 2014, Mr. Saunders informed the Actavis board of directors of Pfizer’s approach. Further to those conversations, on August 1, 2014, Mr. Read contacted Mr. Saunders to express an interest in continuing to explore a potential business combination transaction between Pfizer and Actavis. Mr. Saunders advised Mr. Read that Actavis shareholders would have to receive a significant premium, but no specific price was discussed. At this time, Pfizer was not aware that Actavis was actively pursuing alternative transactions, and in particular did not know that Actavis had approached Legacy Allergan regarding a potential transaction between Actavis and Legacy Allergan.

Throughout the month of August 2014, executives of Pfizer, including Mr. Read, Mr. D’Amelio and Doug Giordano, Senior Vice President of Worldwide Business Development of Pfizer, and executives of Actavis, including Mr. Saunders and Mr. Bisaro, held various telephone conversations and in-person meetings to discuss the key terms of a potential transaction between Pfizer and Actavis.

On August 12, 2014, Pfizer and Actavis entered into a confidentiality and standstill agreement. Over the course of the following weeks, the parties determined that the company resulting from the proposed combination of the companies would be organized in Ireland. They also engaged in preliminary discussions regarding the mix of cash and Pfizer common stock, and the premium, to be paid to Actavis shareholders in the potential transaction. At a meeting on August 21, 2014, Mr. Read and Mr. D’Amelio indicated to Mr. Saunders and Mr. Bisaro that Pfizer was willing to pursue a transaction that would provide Actavis shareholders with cash and stock consideration having an implied value of $307 per Actavis common share. The parties also had several discussions regarding termination rights and remedies of the parties relating to adverse changes in law, but did not reach any agreement on these matters. The Actavis board of directors discussed the Pfizer proposal at a meeting on August 29, 2014.

During late August 2014 and September 2014, Pfizer and Actavis began negotiating a transaction agreement and conducted preliminary due diligence. On September 23, 2014, at a regularly scheduled meeting, the Pfizer board of directors reviewed the status of the negotiations and other considerations relevant to the potential transaction, and determined not to proceed further at that time. Later that day, Mr. Read informed Mr. Saunders that Pfizer wished to cease discussions regarding a potential transaction. At the time discussions between the parties ceased, Pfizer remained unaware that Actavis had approached Legacy Allergan regarding a possible combination transaction.

Actavis returned to its consideration of other potential combination transactions, including the possible business combination with Legacy Allergan. During the period following Actavis’ initial proposal to acquire Legacy Allergan, Valeant had continued its pursuit of Legacy Allergan and had increased its unsolicited takeover proposal twice. During the month of October 2014, Mr. Saunders spoke with Mr. Pyott on several occasions to reiterate Actavis’ interest in a transaction between Legacy Allergan and Actavis. On November 4, 2014, a California court ruled that, notwithstanding certain allegations of insider trading, Pershing Square Holdings, Ltd. would be able to vote its ten percent stake in Legacy Allergan in support of the Valeant takeover proposal. On November 5, 2014, Actavis and Legacy Allergan entered into a confidentiality agreement, and, over the following weeks, representatives of Actavis and Legacy Allergan engaged in due diligence and ultimately negotiated the terms and conditions of a potential transaction. Actavis and Legacy Allergan entered into a definitive agreement to combine on November 16, 2014, and the combination was completed on March 17, 2015. On June 15, 2015, Actavis changed its name to Allergan plc, and the combined company of such merger is hereinafter referred to as “Allergan.”

In October 2014, Pfizer also resumed evaluating other strategic alternatives, including a potential business combination with Hospira, Inc. In this regard, in December 2014, Mr. Read contacted F. Michael Ball, then-Chief Executive Officer of Hospira, to request a meeting to discuss a potential acquisition of Hospira by Pfizer. Negotiations commenced in late December 2014 and continued through early February 2015. On February 5, 2015, Pfizer and Hospira executed a definitive merger agreement, and on September 3, 2015, Pfizer completed its acquisition of Hospira.

In early 2015, Pfizer continued its internal evaluation of strategic business development opportunities, including possible combination transactions with both U.S. and non-U.S. multinational biopharmaceutical companies. As part of this evaluation, Mr. Read contacted Mr. Saunders to discuss whether Allergan would be interested in considering a possible business combination transaction with Pfizer. During April and May 2015, representatives of Pfizer and Allergan met to evaluate possible synergies that could be achieved from a possible transaction.

On June 25, 2015, the Pfizer board of directors held a meeting at which Pfizer’s current business development opportunities were discussed. During that meeting, the Pfizer board of directors determined that the company’s near-term focus should be on closing and integrating its acquisition of Hospira, and that it should cease its exploratory discussions with Allergan at that time. Consequently, on June 29, 2015, Mr. Read contacted Mr. Saunders and informed him that Pfizer was ceasing discussions regarding a possible transaction with Allergan.

During the same time frame, Allergan also was considering other potential strategic transactions. Teva, which had been engaged in a contested effort to acquire Mylan N.V., approached Allergan regarding a potential acquisition of Allergan’s generic pharmaceuticals business. Negotiations of the acquisition commenced thereafter and, on July 27, 2015, Allergan and Teva announced that they had entered into a definitive agreement for the sale of the business to Teva in a transaction valued at approximately $40.5 billion.

With the completion of the Hospira acquisition in the fall of 2015, Pfizer management explored a number of potential business development opportunities. Pfizer management reviewed these opportunities with the Pfizer board of directors at its September 25, 2015 meeting. With regard to Allergan, Mr. Read noted that a meeting with Mr. Saunders was scheduled to take place in October and that he believed Mr. Saunders might be willing to discuss a potential combination of Pfizer and Allergan to occur following the closing of Allergan’s transaction with Teva.

On October 8, 2015, Messrs. Read and Bisaro met for lunch, at which time Mr. Read expressed his interest in a potential business combination transaction between Pfizer and Allergan that would involve all- or predominantly all-stock consideration. During that conversation, Mr. Bisaro indicated that Allergan was willing to discuss a transaction, provided that Allergan shareholders would receive a substantial premium for their shares. In light of the significant equity stake each of Pfizer’s stockholders and Allergan’s shareholders would own in the combined entity, Messrs. Read and Bisaro also discussed on a preliminary basis the continued representation of each company’s directors and executives on the combined company’s board of directors and executive leadership team. No agreement on these matters was reached at this time.

On October 22, 2015, Messrs. Read and Saunders held a meeting, portions of which were attended by additional representatives of Pfizer and Allergan, including Mr. D’Amelio and Maria Teresa Hilado, Chief Financial Officer of Allergan. During this meeting, Mr. Read expressed an interest in a potential business combination transaction that would involve all- or predominantly all-stock consideration at a price in the range of $375 per Allergan ordinary share (implying an exchange ratio of approximately 11.2 shares of Pfizer common stock per Allergan ordinary share based on the most recent closing price of Pfizer common stock at that time). Mr. Read indicated that these terms were preliminary and non-binding, and that a final price, as well as the structure of any transaction, would be determined following due diligence. Mr. Read explained that Pfizer was prepared to commence due diligence promptly. Mr. Read also indicated that any transaction agreement would need to contain a provision that would permit each of Pfizer and Allergan to protect their respective shareholders from potential regulatory or legal changes that could occur after the signing of a merger agreement and have a significant impact on the potential value resulting from the combination. Mr. Saunders acknowledged that any transaction agreement would need to contain terms to address potential regulatory or legal changes, but noted that such terms would also need to provide for substantial closing certainty, as this would be an important issue for the Allergan board of directors. Messrs. Read and Saunders also discussed potential governance arrangements for the combined company, and each of them indicated his intention to further discuss those matters with their respective boards of directors.

On October 22, 2015, the Pfizer board of directors held a telephonic meeting. Representatives from the Pfizer management team and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), outside counsel to Pfizer, were also present. At the meeting, Mr. Read updated the members of the Pfizer board of directors on the business development opportunities reviewed at the September board of directors meeting, and recommended that Pfizer focus on pursuing a combination with Allergan. Pfizer management discussed with the Pfizer board of directors the industrial logic of a combination with Allergan and the potential financial benefits of such a combination. Pfizer management and the Pfizer board of directors discussed that the potential transaction would be structured such that the combined company would be organized in Ireland, and that a key issue would be whether the parties could agree on the allocation of risks relating to events that might occur after the signing of any definitive agreement, including any right of the parties to terminate the agreement in the event of potential changes in U.S. tax laws that could adversely affect expected benefits of the potential transaction.

Over the following days, Pfizer and its advisors worked to develop a proposal with respect to each party’s right to terminate the agreement or for its board of directors to change its recommendation in the event of certain developments that might occur after the signing of the agreement, as well as the expenses to be reimbursed and/or fees payable in the event that those rights were exercised. Pfizer, Allergan and their respective advisors agreed that they needed to reach substantial agreement on these issues before engaging in diligence and negotiating definitive transaction documents.

On October 28, 2015, the Allergan board of directors held a meeting in Ireland. Representatives from the Allergan management team and J.P. Morgan Limited (“J.P. Morgan”), financial advisor to Allergan, were in attendance. Messrs. Saunders and Bisaro reported to the Allergan board of directors on their discussions with Pfizer. A discussion ensued regarding valuation metrics and governance issues, including the potential composition of the board of directors and management of the combined company, as well as transaction risks such as potential changes in law. Mr. Saunders then updated the Allergan board of directors on the anticipated next steps for the process, including a discussion of termination rights and remedies and due diligence. The Allergan board of directors authorized and directed management to proceed with its exploration of a transaction with Pfizer.

Later on October 28, 2015, The Wall Street Journal reported, based on information from anonymous sources, that Pfizer had approached Allergan about a potential merger, and that early-stage discussions were taking place between the parties.

On October 29, 2015, as required by the Irish Takeover Rules, both Pfizer and Allergan issued press releases confirming that the parties were engaged in preliminary, friendly discussions regarding a potential business combination transaction, but that no definitive agreement had been reached.

Later that day, Messrs. Read and Saunders spoke by telephone, and Mr. Read provided Mr. Saunders with an outline of the construct that Pfizer intended to propose relating to each party’s right to terminate the transaction or change its recommendation in various circumstances, including those related to adverse changes in tax laws, and the expenses to be reimbursed or fees payable by each party if those rights were exercised (referred to as the “termination rights proposal”).

Between October 30, 2015 and November 7, 2015, Wachtell Lipton and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), outside counsel to Allergan, exchanged drafts of and negotiated proposals relating to the rights of each party to terminate the merger agreement in the event of certain subsequent events (including adverse changes in tax laws), the circumstances in which each company’s board of directors would have the right to change its recommendation for the transaction and the termination fees payable or expenses reimbursable to the other party in connection with a termination of the transaction. Douglas Lankler, Executive Vice President and General Counsel of Pfizer, and A. Robert D. Bailey, Executive Vice President, Chief Legal Officer & Corporate Secretary of Allergan, also engaged in several telephone conversations during this time to discuss the various termination rights proposals.

On November 3, 2015, the Pfizer board of directors held a telephonic meeting. Representatives from the Pfizer management team and from Wachtell Lipton were also present. At the meeting, Pfizer management updated the directors on the market and investor reaction to the potential transaction with Allergan, as well as on the significant media coverage that had occurred following The Wall Street Journal report. Mr. Read provided an update on the status of negotiations with Allergan, noting that several key issues were under discussion by the parties. Mr. Read outlined for the directors the current negotiations surrounding the termination rights proposal. Representatives of Pfizer management discussed with the directors Pfizer’s plan to complete a full diligence review of Allergan in the following weeks.

On November 4, 2015, Pfizer and Allergan executed an amendment to the original confidentiality agreement between Pfizer and Actavis signed in August 2014, which, among other items, extended the duration of the confidentiality and standstill obligations contained in the original confidentiality agreement and provided for an exclusivity period through December 15, 2015.

On November 5, 2015, the parties commenced due diligence. Over the days that followed, the parties made diligence materials available to each other in electronic data rooms and for in-person review and representatives of the parties and their respective legal counsels participated in a series of in-person and telephonic due diligence meetings.

On November 6, 2015, Mr. Giordano and Sigurd Kirk, Executive Vice President – Corporate Business Development at Allergan, and other representatives of Pfizer and Allergan held a meeting during which Pfizer’s representatives discussed an indicative exchange ratio for the transaction in the range of 10.9 to 11.1 combined company ordinary shares for each Allergan ordinary share. Based on the most recent closing price of Pfizer common stock at that time, this range of exchange ratios implied a price per share in the range of approximately $372 to $379 per Allergan ordinary share, consistent with the October 22 discussion of a price in the range of $375 per Allergan ordinary share. No agreement on price or exchange ratio was reached at this meeting.

On November 8, 2015, Messrs. Read and Saunders met for dinner in New York to discuss certain governance matters relating to the combined company and the open issues in the termination rights proposal, including the size of the termination fee.

On November 9, 2015, the Allergan board of directors held a telephonic meeting. Representatives from the Allergan management team and from J.P. Morgan, Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to Allergan, Cleary Gottlieb and Arthur Cox (“Arthur Cox”), Irish legal counsel to Allergan, were also present. At the meeting, Mr. Saunders updated the Allergan board of directors on the status of the discussions and negotiations between members of the companies’ respective management teams and advisors regarding the potential business combination transaction and Allergan’s due diligence review of Pfizer. Mr. Saunders noted that the negotiations had been focused on (i) the merger consideration to be received by Allergan shareholders in the transaction, (ii) the termination rights proposal and (iii) the composition of the management team and board of directors of the combined company. Representatives from J.P. Morgan and Morgan Stanley described to the Allergan board of directors certain financial metrics that would be used to analyze the transaction, and representatives from Cleary Gottlieb and Arthur Cox discussed with the Allergan board of directors their fiduciary duties in connection with a potential transaction. Members of Allergan’s management team provided an overview to the Allergan board of directors of the anticipated transaction process. The Allergan directors also discussed the various concerns regarding potential changes to U.S. tax law that could prevent or limit the benefits of the transaction.

On the evening of November 10, 2015, on behalf of Pfizer, Wachtell Lipton sent an initial draft of the proposed merger agreement to Cleary Gottlieb, on behalf of Allergan. The draft merger agreement contemplated a “reverse merger” structure, whereby Pfizer would be merged with a subsidiary of the existing Allergan parent entity and, as a result of the merger, the former Pfizer stockholders would hold a majority of the equity of the combined company.

On November 11, 2015, Messrs. D’Amelio and Saunders held a telephone conversation during which they discussed certain aspects of the termination rights proposal, including the size of the termination fee that would be payable if a party’s board of directors were to change its recommendation in response to an intervening event and the merger agreement were terminated.

On November 13, 2015, Mr. Giordano spoke to Ms. Hilado and Mr. Kirk to present Pfizer’s proposal that the transaction include a stock and cash election that would enable Pfizer stockholders to receive cash in lieu of shares of the combined company, subject to a limit. Mr. Giordano explained that, under the proposal, Pfizer stockholders could elect to receive, in lieu of one combined company ordinary share for each of their shares of Pfizer common stock, cash equal to the volume weighted average price per share of Pfizer common stock over a period prior to the closing of the merger. The stock and cash elections would be subject to proration to ensure that no less than $6 billion and no more than $12 billion of cash would be paid in the merger to the Pfizer stockholders in the aggregate. Following that conversation, on the same day, on behalf of Pfizer, Wachtell Lipton sent Cleary Gottlieb, on behalf of Allergan, an updated draft of the merger agreement incorporating the stock and cash election mechanics.

On November 15, 2015, representatives from Pfizer management, and Allergan management, Guggenheim Securities, LLC (“Guggenheim Securities”) and Goldman, Sachs & Co. (“Goldman Sachs”), financial advisors to Pfizer, and J.P. Morgan and Morgan Stanley, financial advisors to Allergan, met at Wachtell Lipton’s offices. The Allergan management team made a presentation to Pfizer regarding certain aspects of Allergan’s business, and the Pfizer management team made a presentation to Allergan regarding certain aspects of Pfizer’s business. The parties discussed the logic of the combination, potential cost savings and other synergies and benefits of a combination. Later that afternoon, on behalf of Allergan, Cleary Gottlieb sent a revised draft of the merger agreement to Wachtell Lipton, on behalf of Pfizer.

On November 16, 2015, Mr. D’Amelio and Mr. Saunders held a telephone conversation during which Mr. Saunders stated that Allergan had determined that the exchange ratio range of 10.9 to 11.1 combined company ordinary shares per Allergan ordinary share outlined by Pfizer on November 6, 2015 would not be sufficient in order for Allergan to proceed. After negotiation, they agreed to recommend to their respective board of directors an exchange ratio of 11.3 combined company ordinary shares for each Allergan ordinary share, which Allergan shareholders would receive through a share split effected concurrently with the closing of the merger. Assuming each combined company ordinary share had a value equal to one share of Pfizer common stock, and based on the closing price of Pfizer common stock on November 13, 2015, the exchange ratio implied that Allergan shareholders would receive shares of the combined company valued at approximately $376 for each Allergan ordinary share.

Later in the day on November 16, 2015, the Allergan board of directors convened a meeting. Representatives of the Allergan management team, and of J.P. Morgan, Morgan Stanley, Cleary Gottlieb and Arthur Cox were in attendance. Mr. Saunders updated the Allergan board of directors on the status of the transaction, including the ongoing negotiations with Pfizer. Mr. Saunders also discussed the ongoing due diligence review that each of Allergan and Pfizer were conducting on the other party and the preliminary findings of Allergan’s due diligence review of Pfizer. Representatives of J.P. Morgan and Morgan Stanley discussed certain preliminary financial analyses of the transaction with the Allergan board of directors. Mr. Saunders then updated the Allergan board of directors on the anticipated next steps for the process.

On November 18, 2015, the Pfizer board of directors held an in-person meeting at Pfizer’s offices in New York. Representatives from the Pfizer management team and from Wachtell Lipton and Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Pfizer, were also present. Mr. Read provided the directors with a summary of the due diligence efforts that had been undertaken and stated that the investigation had not revealed any significant risks that would change management’s recommendation to proceed with the negotiations with Allergan. Mr. Read then began a discussion of the proposed exchange ratio for the transaction, stating that the parties had agreed to recommend to their respective board of directors that Allergan shareholders would receive 11.3 combined company ordinary shares for each of their Allergan ordinary shares, and that Pfizer stockholders would receive one combined company ordinary share for each of their shares of Pfizer common stock, subject to the right of Pfizer stockholders to make a stock and cash election so that no less than $6 billion and no more than $12 billion of cash would be paid to the Pfizer stockholders in the aggregate. Mr. Read further described to the directors the portion of the termination rights proposal that the parties had agreed to recommend to their respective board of directors, including that each party would have the right to terminate the merger agreement if changes to tax laws would cause the combined company to be treated as a U.S. corporation for U.S. tax purposes (in which case the terminating party would be obligated to reimburse the other party’s expenses up to $400 million), and that each party’s board of directors would have the right to make a change of recommendation if other events, such as changes to tax laws that significantly reduced expected benefits of the transaction, occurred and the board of directors believed that the failure to change its recommendation would be inconsistent with its fiduciary duties (in which case the party whose board of directors changed its recommendation would be required to pay a termination fee). Mr. Read explained that the parties had agreed to recommend to their respective boards of directors that their respective stockholder and shareholder meetings to approve the transaction be held immediately prior to the closing to ensure that the board of directors of each party would have the right to change its recommendation until shortly prior to the closing of the transaction. Mr. Read noted that the parties were still negotiating the amount of fees payable and/or expenses to be reimbursed if such change of recommendation were exercised.

Members of Pfizer management then described for the directors in further detail Pfizer’s due diligence findings, including that the investigation had confirmed the strategic fit of the businesses of Pfizer and Allergan, which reinforced the expectation that the proposed transaction would generate significant value for Pfizer’s stockholders. Representatives from Guggenheim Securities and Goldman Sachs, then joined the meeting and, together with members of Pfizer management, discussed with the directors certain financial aspects of Allergan’s business and the proposed transaction. Management explained to the Pfizer directors the structure of the transaction and the stock and cash elections to be provided to the Pfizer stockholders. The representatives from

Guggenheim Securities and Goldman Sachs then provided the Pfizer directors with a presentation on their respective preliminary financial analyses of the proposed transaction. Representatives from Wachtell Lipton reviewed with the Pfizer directors their fiduciary duties to Pfizer and its stockholders and provided a summary of the key provisions of the merger agreement. At the conclusion of the meeting, Mr. Read confirmed to the Pfizer board of directors that it continued to be management’s belief that a transaction with Allergan was aligned with Pfizer’s strategic vision, could enhance the growth prospects of both the innovative and established businesses and would be in the best interests of Pfizer’s stockholders. Mr. Read indicated that the parties hoped to finalize the transaction documents over the coming days and that another meeting of the Pfizer board of directors was likely to be held over the weekend to consider whether to approve the transaction and enter into definitive transaction documents.

On November 19, 2015, Mr. D’Amelio and Mr. Saunders agreed that the amount of the termination fee that would be payable by a party if the transaction were terminated following a change in recommendation (other than in response to a superior proposal) by its board of directors would be $3 billion for a change in recommendation on or prior to March 1, 2016, and $3.5 billion for a change in recommendation after such date.

Between November 19, 2015 and November 22, 2015, Pfizer, Allergan and their respective advisors discussed the key remaining open issues, which included, among others, the efforts required to be taken by Pfizer to receive the regulatory approvals required for the transaction, the restrictions on the operation of both Pfizer’s and Allergan’s respective businesses during the pendency of the transaction and whether Pfizer would have a time limit on its exercise of its termination right relating to certain tax law changes, and continued to negotiate these issues and worked to finalize the merger agreement and related documents.

On November 20, 2015 and November 21, 2015, the Allergan board of directors held a meeting in Ireland to review the terms and conditions of the proposed transaction with Pfizer and to decide whether to authorize entering into a definitive merger agreement upon those terms. The meeting was also attended by members of Allergan management and representatives of J.P. Morgan, Morgan Stanley, Cleary Gottlieb and Arthur Cox. Allergan management discussed with the Allergan board of directors the 11.3 exchange ratio that the parties had agreed to recommend to their respective boards of directors, and summarized its view as to the strategic and financial benefits of the proposed transaction that would accrue to Allergan shareholders as shareholders of the combined company. Management also reviewed the background and status of discussions and presented a detailed overview of the results of the due diligence performed by it and Allergan’s advisors with respect to Pfizer. Representatives of J.P. Morgan and Morgan Stanley each made a presentation regarding their respective financial analyses of the transactions contemplated by the merger agreement, including the merger and the Allergan share split. Mr. Bailey reviewed the proposed terms of the latest draft of the merger agreement and noted that the merger agreement was in substantially final form, subject to approval by both companies’ boards of directors. Mr. Bailey described the cash election provisions of the merger agreement, pursuant to which Pfizer stockholders would have the ability to elect cash consideration in lieu of combined company ordinary shares, provided that no less than $6 billion and no more than $12 billion of cash would be paid to the Pfizer stockholders in the aggregate. Mr. Bailey also described to the Allergan directors various provisions relating to the parties’ termination rights, noting that each party would have the right to terminate the merger agreement if changes to tax laws would cause the combined company to be treated as a U.S. corporation for U.S. tax purposes (in which case, the terminating party would be obligated to reimburse the other party’s expenses up to $400 million), and that each party’s board of directors would have the right to make a change of recommendation in other specified circumstances (in which case the terminating party would be obligated to pay a termination fee of up to $3.5 billion), with the shareholder meetings being held immediately prior to the closing to ensure that the board of directors of each party would have the right to change its recommendation until shortly prior to the closing of the transaction. Mr. Bailey further noted that the closing of the transaction would be subject to the prior completion of Allergan’s pending transaction with Teva. A representative of Arthur Cox reviewed the directors’ fiduciary duties in connection with considering approval of the merger and the other transactions contemplated by the merger agreement as well as certain other Irish legal considerations. Allergan’s directors asked questions and discussed the various presentations and related matters throughout the meeting and members of Allergan’s management team and representatives of its financial and legal advisors responded to the directors’ comments and questions.

Following such discussions, on November 21, 2015, J.P. Morgan delivered to the Allergan board of directors its oral opinion, which was confirmed by delivery of a written opinion dated November 22, 2015, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Allergan stock consideration to be issued as part of the transactions contemplated by the merger agreement was fair, from a financial point of view, to the holders of Allergan ordinary shares, other than Pfizer and its affiliates. Morgan Stanley also rendered its oral opinion, which was subsequently confirmed in writing on November 22, 2015, to the Allergan board of directors to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the Split Exchange Ratio (giving effect to the merger and taking into account the share consideration and the cash consideration payable to holders of Pfizer common stock) pursuant to the merger agreement was fair from a financial point of view to the holders of Allergan ordinary shares (other than Pfizer and its affiliates). Following such presentations and discussions, the Allergan board of directors approved execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the merger and the Allergan share split and recommended that the Allergan required proposals, the Allergan name change proposal and the Allergan distributable reserves creation proposal be submitted for approval by the Allergan shareholders and recommended that Allergan shareholders approve such proposals.

On November 22, 2015, the Pfizer board of directors held a telephonic meeting. The Pfizer board of directors was joined by representatives of Pfizer management and its financial and legal advisors. Representatives from the Pfizer management team confirmed to the Pfizer board of directors that it continued to be management’s view that the proposed transaction with Allergan was financially compelling and was expected to generate significant value for Pfizer’s stockholders. Representatives from Guggenheim Securities and Goldman Sachs then presented their respective financial analyses to the Pfizer board of directors. Each of Guggenheim Securities and Goldman Sachs then delivered to the Pfizer board of directors its oral opinion, which was confirmed by delivery of a written opinion dated November 22, 2015, to the effect that, as of the date of the opinion and based upon and subject to the factors, assumptions, limitations and qualifications set forth in its opinion, the common stock merger consideration to be paid to Pfizer stockholders was fair, from a financial point of view, to such stockholders (in the case of Guggenheim Securities’ opinion) and to such stockholders other than Allergan and its affiliates (in the case of Goldman Sachs’ opinion). Representatives from Wachtell Lipton then discussed the fiduciary duties of the Pfizer directors and provided an update on the terms in the merger agreement. After discussion regarding the matters presented by management and Pfizer’s advisors at the meeting and at previous meetings, the Pfizer board of directors resolved that the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Pfizer and its stockholders and approved entry by Pfizer into the merger agreement.

Following the approval by Pfizer’s board of directors of the merger agreement, Pfizer and Allergan executed the merger agreement on the night of November 22, 2015, and, on the morning of November 23, 2015, they issued a press release prior to the opening of the U.S. financial markets announcing the entry into the merger agreement.

Recommendation of the Pfizer Board of Directors and Pfizer’s Reasons for the Merger

At its meeting on November 22, 2015, the Pfizer board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and fair to, and in the best interests of, Pfizer and its stockholders, and approved and adopted the merger agreement and the transactions contemplated thereby. The Pfizer board of directors recommends that the Pfizer stockholders vote their shares in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement.

In arriving at this determination and recommendation, the Pfizer board of directors reviewed and discussed a significant amount of information and consulted with Pfizer’s management, legal advisors and financial advisors. The following are some of the significant factors that supported its decision to approve and adopt the merger agreement:

•	the expectation that the combined company will be able to leverage the respective strengths of each of Pfizer and Allergan to position itself as a leading global biopharmaceutical company with the strength to research, discover and deliver more medicines and therapies to more people around the world;

•	the belief that the merger will accelerate the growth potential of Pfizer’s innovative business on a standalone basis through the addition of Allergan’s innovative products and pipeline and leadership positions in desirable therapeutic categories such as aesthetics and dermatology, eye care, gastrointestinal, neuroscience and urology, and enhance the scale and capabilities of Pfizer’s established products business;

•	the view that the combined company will have a strong capital structure and credit profile, with anticipated increased earnings and cash flow, improved access to cash and enhanced financial flexibility, and that this capital structure and credit profile will help facilitate continued discovery and development of new innovative medicines for patients, direct return of capital to shareholders, and continued investment in the United States, as well as enabling pursuit of business development opportunities on a more competitive footing;

•	the expectation that the complementary nature of the businesses and products of Pfizer and Allergan will allow for a successful integration of the two companies, and enhance the combined company’s future opportunity and flexibility in determining whether to elect to engage in a potential separation or other strategic transaction involving one or both of its businesses;

•	the fact that, upon consummation of the merger, Pfizer stockholders will own, on a fully diluted basis, approximately 56% of the equity of the combined company, which will provide the Pfizer stockholders with an opportunity to participate in the equity value of the combined company, including potential future growth and expected synergies resulting from the merger;

•	the expectation that the combination could result in potential aggregate annual operating synergies of more than $2 billion, anticipated to be achieved over the first three years of the merger becoming effective, with the potential for additional possible synergies to be identified during integration;

•	the expectation that the combined company’s pro forma adjusted effective tax rate(1) will be approximately 17% - 18% by the first full year after the merger becomes effective;

•	the expectation that, after giving effect to anticipated share repurchases, the merger will be accretive to adjusted diluted earnings per share(1) beginning in calendar year 2018, with expected combined operating cash flow in excess of $25 billion beginning in 2018;

•	the belief that the merger will position the combined company to use Pfizer’s broad global footprint to better offer and deliver Allergan’s products to patients globally;

•	the view that the merger would create opportunities to leverage the best practices of each of Pfizer and Allergan; and

•	the belief that the complementary cultures of the two companies will allow for, and that the Pfizer management team will be able to work together with members of Allergan management to enable, a successful integration of Pfizer and Allergan following the consummation of the merger.

(1)	Adjusted income and its components and adjusted diluted earnings per share are defined as U.S. GAAP reported net income and its components and U.S. GAAP reported diluted earnings per share excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items.

These beliefs are based in part on the following factors that the Pfizer board of directors considered:

•	its knowledge and understanding of the Pfizer business, operations, financial condition, earnings, strategy and future prospects;

•	information and discussions with Pfizer’s management, in consultation with representatives of Guggenheim Securities and Goldman Sachs, regarding Allergan’s business, operations, financial condition, earnings, strategy and future prospects, and the results of Pfizer’s due diligence review of Allergan;

•	the fact that the board of directors of the combined company following consummation of the merger will consist of all of Pfizer’s 11 current directors and four current directors of Allergan, including Paul M. Bisaro, Allergan’s current Executive Chairman, and Brenton L. Saunders, Allergan’s current President and Chief Executive Officer;

•	the fact that Ian Read, Chairman and Chief Executive Officer of Pfizer, will serve as Chairman and Chief Executive Officer of the combined company, and Brenton L. Saunders, Chief Executive Officer of Allergan, will serve as President and Chief Operating Officer of the combined company;

•	the current and prospective economic climate generally and the competitive climate in the healthcare and pharmaceutical industries, including the potential for further consolidation;

•	the fixed exchange ratio and share split ratio in the merger agreement, which will not be reduced or increased, respectively, in the event of a change in the price of Pfizer common stock or Allergan ordinary shares;

•	the opinion of Guggenheim Securities to the Pfizer board of directors, dated November 22, 2015, to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth in such opinion, the common stock merger consideration pursuant to the merger agreement is fair, from a financial point of view, to holders of shares of Pfizer common stock, as more fully described in the section entitled “—Opinions of Pfizer’s Financial Advisors”;

•	the opinion of Goldman Sachs to the Pfizer board of directors, dated November 22, 2015, to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth in such opinion, the common stock merger consideration pursuant to the merger agreement is fair, from a financial point of view, to holders of shares of Pfizer common stock (other than Allergan and its affiliates), as more fully described in the section entitled “—Opinions of Pfizer’s Financial Advisors”;

•	the presentations and financial analyses of Goldman Sachs and Guggenheim Securities provided to the board of directors of Pfizer in connection with the rendering of their respective opinions, as more fully described in the section entitled “—Opinions of Pfizer’s Financial Advisors”;

•	the right of Pfizer stockholders to elect an amount in cash equal to the volume-weighted average price per share of Pfizer common stock on the New York Stock Exchange for the trading day immediately preceding the effective time of the merger in lieu of combined company ordinary shares, subject to proration procedures such that Pfizer stockholders will receive no less than $6 billion and no more than $12 billion of cash consideration in the aggregate, which would allow Pfizer stockholders that elect and receive cash consideration to use the cash consideration to pay taxes payable by such stockholders resulting from the merger or for other purposes;

•	the fact that under certain circumstances, the Pfizer board of directors may change its recommendation to Pfizer’s stockholders in response to an event that occurs after the date of the merger agreement, including any change in or issuance or interpretation of, or proposed change in or issuance or interpretation of, applicable law, as more fully described in the section entitled “The Merger Agreement—Change of Recommendation”, and may terminate the merger agreement in the event of the occurrence of an adverse tax law change, as more fully described in the section entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”;

•	the fact that under certain circumstances, the Pfizer board of directors may change its recommendation in response to a superior proposal, as more fully described in the section entitled “The Merger Agreement—Change of Recommendation”;

•	the likelihood that the transaction will be completed on a timely basis; and

•	the obligation of Allergan to reimburse certain of Pfizer’s expenses up to $400 million and the right of Pfizer to receive a termination fee of up to $3.5 billion in connection with a termination of the merger agreement under certain circumstances, as more fully described in the section entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.”

The Pfizer board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the merger, including the following:

•	the risk that regulatory or other governmental authorities might seek to impose conditions on or otherwise prevent or delay the merger, or impose restrictions or requirements on the operation of the businesses of the combined company after consummation of the merger, and that the transaction might not be consummated in a timely manner or at all;

•	the risk that a change in applicable U.S. tax law, or official interpretations thereof, could cause the combined company to be treated as a U.S. domestic corporation for U.S. federal income tax purposes following the consummation of the merger or otherwise adversely affect the combined company and/or diminish or delay anticipated benefits of the merger;

•	the risk that Pfizer may become obligated to reimburse certain of Allergan’s expenses up to $400 million or pay a termination fee to Allergan of up to $3.5 billion in connection with a termination of the merger agreement under certain circumstances, as more fully described in the section entitled “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”;

•	the challenges inherent in the combination of two business enterprises of the size and scope of Pfizer and Allergan, including the possibility that anticipated synergies and other benefits of the merger might not be achieved in the time frame contemplated or at all, and the other numerous risks and uncertainties that could adversely affect the combined company’s operating results;

•	the risk of negative effects on Pfizer’s reputation among various stakeholders based on the fact that the combined company would be an Irish-domiciled company;

•	the risk that failure to complete the transaction could cause Pfizer to incur significant fees and expenses and could lead to negative perceptions among investors and other stakeholders;

•	the adverse impact that business uncertainty prior to the closing of the merger and during the post-closing integration period could have on the ability of both Pfizer and Allergan to attract, retain and motivate key personnel and to maintain business relationships;

•	the risk that the merger may divert management focus and resources from operating Pfizer’s businesses, as well as other strategic opportunities, and that combining and integrating Pfizer and Allergan may result in potential disruption;

•	the risk that the forecasted results in the unaudited prospective financial information of Pfizer and Allergan, as further described under “—Allergan Unaudited Prospective Financial Information” and “—Pfizer Unaudited Prospective Financial Information,” may not be achieved in the amounts or at the times anticipated;

•	the fact that U.S. stockholders of Pfizer are expected to recognize gain, but not loss, with respect to their exchange of Pfizer shares for combined company ordinary shares in the merger, which could particularly affect long-term Pfizer stockholders with a low basis in their Pfizer shares and could, among other things, lead them to sell some of their shares to provide the cash to pay the tax;

•	the fact that, subject to certain limited exceptions, during the term of the merger agreement, Pfizer is prohibited from soliciting, initiating or knowingly encouraging any inquiry with respect to a competing proposal for Pfizer, or participating in any discussions or negotiations regarding a competing proposal for Pfizer, and is also prohibited from terminating the merger agreement in order to enter into a competing proposal transaction; and

•	the risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

At its meeting on November 22, 2015, the Pfizer board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the merger were outweighed by the potential benefits that it expected Pfizer and Pfizer stockholders would achieve as a result of the merger.

In considering the recommendation of the Pfizer board of directors, Pfizer stockholders should be aware that directors and executive officers of Pfizer have interests in the merger that are different from, or in addition to, any interests they might have solely as stockholders. See “—Interests of the Pfizer Directors and Executive Officers in the Merger.”

This discussion of the information and factors considered by the Pfizer board of directors includes the principal positive and negative factors, but is not intended to be exhaustive and may not include all of the factors considered by the Pfizer board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger, and the complexity of these matters, the Pfizer board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction and to make its recommendations to Pfizer stockholders. Rather, the Pfizer board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Pfizer board of directors may have given differing weights to different factors.

Opinions of Pfizer’s Financial Advisors

Opinion of Guggenheim Securities, LLC

Pursuant to an engagement letter dated as of November 22, 2015, the Pfizer board of directors retained Guggenheim Securities to act as its financial advisor with respect to Pfizer’s possible acquisition of or merger with Allergan. In selecting Guggenheim Securities as its financial advisor, the Pfizer board of directors considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the pharmaceutical sector. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the November 22, 2015 meeting of the Pfizer board of directors, Guggenheim Securities delivered its oral opinion, which subsequently was confirmed in writing, to the effect that, as of November 22, 2015 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the common stock merger consideration was fair, from a financial point of view, to the common stockholders of Pfizer.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex B to this joint proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion:

•	was provided to the Pfizer board of directors (in its capacity as such) for its information and assistance in connection with its evaluation of the common stock merger consideration;

•	did not and does not constitute a recommendation to the Pfizer board of directors with respect to the merger;

•	does not constitute advice or a recommendation to any holder of Pfizer common stock or Allergan ordinary shares as to how to vote in connection with the merger or otherwise or, in the case of Pfizer stockholders, what form of consideration any such holder should elect to receive pursuant to the election mechanism described in the merger agreement (as to which Guggenheim Securities expresses no view or opinion);

•	did not and does not address Pfizer’s underlying business or financial decision to pursue the merger, the relative merits of the merger as compared to any alternative business or financial strategies that might exist for Pfizer or the effects of any other transaction in which Pfizer might engage;

•	addressed and addresses only the fairness, from a financial point of view, of the common stock merger consideration to the holders of Pfizer common stock;

•	expressed and expresses no view or opinion as to any other term or aspect of the merger, the merger agreement or any other agreement, transaction document or instrument contemplated by the merger agreement or to be entered into or amended in connection with the merger or the fairness, financial or otherwise, of the merger to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Pfizer or Allergan; and

•	expressed and expresses no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Pfizer or the Allergan directors, officers or employees, or any class of such persons, in connection with the merger relative to the common stock merger consideration or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the merger agreement dated as of November 22, 2015;

•	reviewed certain publicly available business and financial information regarding each of Pfizer and Allergan;

•	reviewed certain non-public business and financial information regarding Pfizer’s and Allergan’s respective businesses and prospects (including certain financial projections for each of Pfizer and Allergan, which are referred to by Pfizer’s financial advisors as the financial projections), all as prepared and provided to Pfizer’s financial advisors by Pfizer’s senior management (for more information regarding the Pfizer projections prepared by Pfizer’s senior management, see “—Pfizer Unaudited Prospective Financial Information”);

•	reviewed certain non-public business and financial information regarding Allergan’s business and prospects (including certain financial projections), all as prepared and provided to Pfizer’s financial advisors by Allergan’s senior management (for more information regarding the Allergan projections prepared by Allergan’s senior management, see “—Allergan Unaudited Prospective Financial Information”);

•	reviewed certain estimated transaction-related synergies and estimated costs to achieve such synergies expected to result from the merger (which are referred to by Pfizer’s financial advisors as the synergy estimates or the synergies), all as prepared and provided to Pfizer’s financial advisors by Pfizer’s senior management;

•	discussed with Pfizer’s senior management their strategic and financial rationale for the merger as well as their views of Pfizer’s and Allergan’s respective businesses, operations, historical and projected financial results and future prospects;

•	discussed with Allergan’s senior management their views of Allergan’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the shares of Pfizer common stock and the Allergan ordinary shares;

•	compared the financial performance of Pfizer and Allergan and the trading multiples and trading activity of the shares of Pfizer common stock and the Allergan ordinary shares with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating Pfizer and Allergan;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the merger;

•	performed discounted cash flow analyses based on the financial projections and the synergy estimates, in each case as furnished to Pfizer’s financial advisors by Pfizer;

•	reviewed the pro forma financial results, financial condition and capitalization of the combined company, all as prepared and provided to Pfizer’s financial advisors by Pfizer’s senior management; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities notes that:

•	Guggenheim Securities has relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) furnished by or discussed with Pfizer and Allergan or obtained from public sources, data suppliers and other third parties.

•	Guggenheim Securities (i) has not assumed any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, synergy estimates, other estimates and other forward-looking information or the assumptions upon which they are based and (iii) has relied upon the assurances of Pfizer’s and Allergan’s (as the case may be) senior management that they were unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to any (i) financial projections, synergy estimates, other estimates and other forward-looking information furnished by or discussed with Pfizer and Allergan, (a) Guggenheim Securities was advised by Pfizer’s and Allergan’s (as the case may be) senior management, and Guggenheim Securities assumed, that such financial projections, synergy estimates, other estimates and other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Pfizer’s and Allergan’s (as the case may be) senior management as to the expected future performance of Pfizer and Allergan (as the case may be) and the expected amounts and realization of such synergies, and Guggenheim Securities assumed that such synergies will be realized in the amounts and at the times projected and (b) Guggenheim Securities assumed that such financial projections, synergy estimates, other estimates and other forward-looking information had been reviewed by the Pfizer board of directors with the understanding that the financial projections and the synergy estimates would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) financial projections, other estimates and other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

Guggenheim Securities also notes certain other considerations with respect to its engagement and its opinion:

•	Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Pfizer or Allergan or the solvency or fair value of Pfizer or Allergan, nor was Guggenheim Securities furnished with any such appraisals.

•	Guggenheim Securities assumed that the merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences to Pfizer or its stockholders of the merger. Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Pfizer and its other advisors with respect to such matters.

•	Guggenheim Securities further assumed that:

•	in all respects material to its analyses, (i) the final executed form of the merger agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) Pfizer and Allergan will comply with all terms of the merger agreement and (iii) the representations and warranties of Pfizer and Allergan contained in the merger agreement were true and correct and all conditions to the obligations of each party to the merger agreement to consummate the merger will be satisfied without any waiver thereof; and

•	the merger will be consummated in a timely manner and in accordance with the terms of the merger agreement, without any limitations, restrictions, conditions, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on Pfizer, Allergan, the merger or its contemplated benefits in any way material to Guggenheim Securities’ analyses.

•	Guggenheim Securities expressed and expresses no view or opinion as to the price or range of prices at which the shares of Pfizer common stock or other securities of Pfizer and the Allergan ordinary shares or other securities of Allergan may trade at any time, including subsequent to the announcement or consummation of the merger.

•	Guggenheim Securities based its financial analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors, all of which are beyond the control of Pfizer, Allergan and Guggenheim Securities.

•	Peer group trading analysis and financial benchmarking and precedent merger and acquisition transaction analyses are not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in business, financial, operating and capital markets-related characteristics and other factors regarding the peer group companies and precedent merger and acquisition transactions to which Pfizer, Allergan and the merger were compared.

Pursuant to the terms of Guggenheim Securities’ engagement letter, Pfizer has agreed to pay Guggenheim Securities a transaction fee of $65 million, $6.5 million of which became payable upon the public announcement of the merger and the remainder of which is payable upon consummation of the merger. In addition, Pfizer has agreed to indemnify Guggenheim Securities against certain liabilities that may arise out of Guggenheim Securities’ engagement.

Guggenheim Securities has been engaged since 2012 to act as a financial advisor to Pfizer in connection with its evaluation of various strategic and financial alternatives. Guggenheim Securities is currently engaged and during the past two years has been engaged by Pfizer to provide financial advisory or other investment banking services in connection with various matters unrelated to the merger, for which Guggenheim Securities has received (or expects to receive) customary fees. Specifically, during the past two years, Guggenheim Securities has served as a financial advisor to Pfizer in connection with (among other matters) its acquisition of Hospira, Inc. in 2015. During the aforementioned two-year period, the aggregate fees received by Guggenheim Securities from Pfizer were $25 million. Guggenheim Securities has not been engaged during the past two years by Allergan to provide financial advisory or investment banking services for which Guggenheim Securities received fees. However, Guggenheim Securities did act as a financial advisor to AqueSys, Inc. in connection with its acquisition by Allergan in 2015 and Guggenheim Securities has been or may be engaged to provide financial advisory or investment banking services to other third parties with which Allergan may engage in mergers, acquisitions and other such transactions. Guggenheim Securities may in the future seek to provide Pfizer, Allergan and their respective affiliates with certain financial advisory and investment banking services unrelated to the merger.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of its and their customers, including: asset, investment and wealth management; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to Pfizer, Allergan, other participants in the merger or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Pfizer, Allergan, other participants in the merger or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and its or their directors, officers, employees, consultants and agents may have investments in Pfizer, Allergan, other participants in the merger or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Pfizer, Allergan, other participants in the merger or their respective affiliates, subsidiaries, investment funds and portfolio companies and the merger that differ from the views of Guggenheim Securities’ investment banking personnel.

Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Pfizer board of directors that, as of November 22, 2015 and based upon and subject to the factors and assumptions set forth therein, the common stock merger consideration to be paid to the holders (other than Allergan and its affiliates) of Pfizer common stock pursuant to the merger agreement was fair from a financial point of view to such holders of Pfizer common stock.

The full text of the written opinion of Goldman Sachs, dated November 22, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the Pfizer board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of Pfizer common stock should vote or make any election with respect to such merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	a draft of the merger agreement dated as of November 22, 2015;

•	annual reports to stockholders and Annual Reports on Form 10-K of Pfizer and Allergan for the five years ended December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pfizer and Allergan;

•	certain other communications from Pfizer and Allergan to their respective stockholders or shareholders;

•	certain publicly available research analyst reports for Pfizer and Allergan;

•	the financial projections, all as prepared and provided to Pfizer’s financial advisors by Pfizer senior management (for more information regarding the Pfizer projections prepared by Pfizer’s senior management as approved for Goldman Sachs’ use by Pfizer, see “—Pfizer Unaudited Prospective Financial Information”);

•	certain internal financial analyses and certain financial forecasts for Allergan prepared by its management, as approved for Goldman Sachs’ use by Pfizer (for more information regarding the Allergan projections prepared by Allergan’s senior management, see “—Allergan Unaudited Prospective Financial Information”); and

•	the synergy estimates, as approved for Goldman Sachs’ use by Pfizer.

Goldman Sachs also held discussions with members of the senior management of Pfizer regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of Pfizer and Allergan and held discussions with members of the senior management of Allergan regarding their assessment of the past and current business operations, financial condition and future prospects of Allergan; reviewed the reported price and trading activity for the shares of Pfizer common stock and the Allergan ordinary shares; compared certain financial and stock market information for Pfizer and Allergan with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceutical sector and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Pfizer’s consent, has relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Pfizer’s consent that the financial projections and the synergy estimates were reasonably prepared on a basis reflecting the then-best currently available estimates and judgments of the management of Pfizer. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Pfizer or Allergan or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Pfizer or Allegan or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition or the failure to exercise any right of termination, in each case, the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not and does not address the underlying business decision of Pfizer to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to Pfizer; nor did it or does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed and addresses only the fairness from a financial point of view to the holders (other than Allergan and its affiliates) of Pfizer common stock, as of the date of the opinion, of the common stock merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs’ opinion did not and does not express any view on, and did not and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Pfizer; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Pfizer, or class of such persons, in connection with the merger, whether relative to the common stock merger consideration to be paid pursuant to the merger agreement or otherwise. In addition, Goldman Sachs did not and does not express any opinion as to the prices at which Pfizer common stock or Allergan ordinary shares will trade at any time or as to the impact of the merger on the solvency or viability of Pfizer or Allergan or the ability of Pfizer or Allergan to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it, as of the date of the opinion, and Goldman Sachs has assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Pfizer, Allergan, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Pfizer in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs has provided certain financial advisory and underwriting services to Pfizer and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint dealer manager with respect to a change of obligor exchange offer for offerings by Hospira, a subsidiary of Pfizer, of its 6.050% notes due 2017 (aggregate principal amount $550,000,000), 5.200% notes due 2020 (aggregate principal amount $350,000,000), 5.800% notes due 2023 (aggregate principal amount $350,000,000), and 5.600% notes due 2040 (aggregate principal amount $500,000,000) in 2015. Goldman Sachs also has provided certain financial advisory and underwriting services to Allergan and its affiliates from time to time. During the two year period ended November 22, 2015, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided to Pfizer and/or its affiliates of approximately $900,000 and compensation for financial advisory and/or underwriting services provided to Allergan and/or its affiliates of approximately $63.8 million. Goldman Sachs may also in the future provide investment banking services to Pfizer, Allergan and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Pfizer board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated November 22, 2015, Pfizer engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of Goldman Sachs’ engagement letter, Pfizer has agreed to pay Goldman Sachs a transaction fee of approximately $27 million, $5 million of which became payable upon the public announcement of the merger and the remainder of which is payable upon consummation of the merger. In addition, Pfizer has agreed to reimburse Goldman Sachs for certain of its expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement.

Summary of Financial Analyses

Overview of Financial Analyses

This “—Summary of Financial Analyses” presents a summary of the material financial analyses performed—either jointly or separately as indicated herein—by Guggenheim Securities and Goldman Sachs and presented to the Pfizer board of directors in connection with Pfizer’s financial advisors’ rendering of their respective opinions.

Some of the jointly and separately prepared financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Pfizer’s financial advisors’ jointly and separately prepared financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the jointly and separately prepared financial analyses set forth below, without considering such analyses as a whole, would in the view of Pfizer’s financial advisors create an incomplete and misleading picture of the processes underlying the jointly and separately prepared financial analyses considered in rendering Guggenheim Securities’ and Goldman Sachs’ respective opinions.

In arriving at their respective opinions, Pfizer’s financial advisors:

•	did not form views or opinions as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support their respective opinions;

•	considered the results of all of their jointly and separately prepared financial analyses and did not attribute any particular weight to any one analysis or factor; and

•	ultimately arrived at their respective opinions based on the results of all of their jointly and separately prepared financial analyses assessed as a whole and believe that the totality of the factors considered and the various jointly and separately prepared financial analyses performed by Pfizer’s financial advisors in connection with their respective opinions operated collectively to support their determination as to the fairness, from a financial point of view, of the common stock merger consideration to Pfizer’s common stockholders.

With respect to the jointly and separately prepared financial analyses performed by Pfizer’s financial advisors in connection with rendering their respective opinions:

•	Such jointly and separately prepared financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	None of the selected publicly traded companies used in the peer group trading analysis and financial benchmarking described below is identical or directly comparable to Pfizer or Allergan, and none of the selected precedent merger and acquisition transactions used in the precedent merger and acquisitions transaction analyses described below is identical or directly comparable to the merger; however, such companies and transactions were selected by Pfizer’s financial advisors because, among other reasons, they represented or involved target companies which may be considered broadly similar, for purposes of Pfizer’s financial advisors’ jointly and separately prepared financial analyses, to Pfizer or Allergan based on Pfizer’s financial advisors’ familiarity with the global pharmaceutical sector.

•	Such jointly and separately prepared financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Pfizer financial advisors’ various jointly and separately prepared financial analyses:

•	Adjusted EPS: means the relevant company’s earnings per share (before the deduction of certain customary non-cash items and extraordinary items);

•	DCF: means discounted cash flow;

•	EBITDA: means the relevant company’s operating earnings before interest, taxes, depreciation and amortization;

•	EBITDA multiple: means the relevant company’s enterprise value divided by its historical or projected EBITDA;

•	Enterprise value: means the relevant company’s net equity value plus (i) the principal or face amount of total debt and non-convertible preferred stock and (ii) the estimated fair market value or book value of any non-controlling/minority interests less (iii) cash, cash equivalents and short- and long-term marketable investments, (iv) the estimated fair market value or book value of any non-consolidated investments and (v) the book value of any non-cash generating assets;

•	Net equity value: means the relevant company’s (i) gross equity value as calculated by multiplying (a) the number of outstanding common shares plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and stock warrants and (b) the relevant company’s stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants;

•	P/E multiple: means the relevant company’s stock price divided by its historical or projected adjusted EPS;

•	VWAP: means the relevant company’s volume-weighted average stock price for the period indicated; and

•	WACC: means weighted average cost of capital.

Summary of Merger Consideration

Pfizer’s financial advisors used (i) the merger exchange ratio of one combined company ordinary share for each share of Pfizer common stock, (ii) the Allergan share split whereby, immediately prior to the effective time, each existing Allergan ordinary share will be sub-divided into 11.3 combined company ordinary shares and (iii) Pfizer’s undisturbed closing stock price of $35.45 on October 28, 2015 (the date on which rumors of the merger were published in The Wall Street Journal after the market close of the NYSE) to calculate the implied merger consideration to be $400.59 per Allergan ordinary share. Based on these factors, Pfizer’s financial advisors calculated that the merger consideration implied (i) a net equity value and an enterprise value for Allergan of approximately $167 billion and approximately $176 billion, respectively, and (ii) various merger-implied premia and multiples as outlined in the table below:

Implied Merger Premia and Implied Merger Multiples

Implied Value of Merger Consideration per Allergan Ordinary Share		$400.59

	Allergan Share Price
Acquisition Premium/(Discount) Relative to Allergan’s:
Undisturbed Stock Price @ 10/28/15	$287.20	39.5%
Undisturbed VWAP:
30-Day	271.26	47.7
90-Day	290.45	37.9

Implied P/E Multiple for Allergan:
2016E—Based on Pfizer Projections for Allergan		27.0	x
2017E—Based on Pfizer Projections for Allergan		23.9

Allergan Change-of-Control Financial Analyses

Discounted Cash Flow Analyses of Allergan and Estimated Synergies. Using Pfizer’s financial projections for Allergan on a standalone basis, Pfizer’s financial advisors each performed illustrative discounted cash flow analyses with respect to Allergan on a standalone intrinsic-value basis using the projected after-tax unlevered free cash flows for Allergan and an estimate of its terminal/continuing value beyond the five-year projection horizon. Using Pfizer’s financial projections for Allergan on a standalone basis and the synergy estimates, Pfizer’s financial advisors also each performed illustrative standalone discounted cash flow analyses including the estimated synergies.

Guggenheim Securities’ Discounted Cash Flow Analyses of Allergan and Estimated Synergies

•	In performing its discounted cash flow analyses regarding the Allergan ordinary shares and the estimated synergies, Guggenheim Securities used a discount rate range of 7.25% – 8.25% reflecting its estimates of Allergan’s WACC.

•	In estimating Allergan’s terminal/continuing value beyond the five-year projection horizon, Guggenheim Securities applied an illustrative perpetual growth rate range of 1.5% – 2.5% to Allergan’s projected terminal year after-tax unlevered free cash flow. The illustrative terminal/ continuing values implied by the foregoing perpetual growth rate range were cross-checked for reasonableness with Allergan’s implied terminal year EBITDA multiples. Guggenheim Securities utilized the same illustrative perpetual growth rate range for purposes of estimating the terminal/continuing value of the estimated synergies.

•	Guggenheim Securities’ illustrative discounted cash flow analyses resulted in an illustrative range of (i) $335 – $470 per share for purposes of valuing the Allergan ordinary shares on a standalone intrinsic-value basis and (ii) $491 – $689 per share for purposes of valuing the Allergan ordinary shares on an intrinsic-value basis including the net present value of the estimated synergies.

Goldman Sachs’ Discounted Cash Flow Analyses of Allergan and Estimated Synergies

•	In performing its discounted cash flow analyses regarding the Allergan ordinary shares and the estimated synergies, Goldman Sachs used a discount rate range of 8.00% – 9.00% reflecting its estimates of Allergan’s WACC.

•	In estimating Allergan’s terminal/continuing value beyond the five-year projection horizon, Goldman Sachs applied an illustrative perpetual growth rate range of 2.0% – 3.0% to Allergan’s projected terminal year after-tax unlevered free cash flow. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the financial projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs utilized the same illustrative perpetual growth rate range for purposes of estimating the terminal/continuing value of the estimated synergies.

•	Goldman Sachs’ illustrative discounted cash flow analyses resulted in an illustrative range of (i) $308 – $425 per share for purposes of valuing the Allergan ordinary shares on a standalone intrinsic-value basis and (ii) $463 – $632 per share for purposes of valuing the Allergan ordinary shares on an intrinsic-value basis including the net present value of estimated synergies.

Allergan Precedent Merger and Acquisition Transaction Analyses. Pfizer’s financial advisors reviewed and analyzed the valuation and financial metrics associated with certain selected precedent merger and acquisition transactions involving companies in the global pharmaceutical sector that Pfizer’s financial advisors deemed relevant for purposes of this analysis. The following precedent merger and acquisition transactions were reviewed and considered by Pfizer’s financial advisors:

Selected Global Pharmaceutical Precedent M&A Transactions

Date Announced	Target Company	Acquiror
11/17/14	Allergan, Inc.	Actavis plc

07/18/14	Shire plc	AbbVie Inc.

02/18/14	Forest Laboratories, Inc.	Actavis plc

02/16/11	Genzyme Corporation	Sanofi-Aventis

03/09/09	Schering-Plough Corporation	Merck & Co., Inc.

01/26/09	Wyeth	Pfizer Inc.

03/23/06	Schering Aktiengesellschaft	Bayer Aktiengesellschaft

04/26/04	Aventis	Sanofi-Synthélabo

07/15/02	Pharmacia Corporation	Pfizer Inc.

02/06/00	Warner-Lambert Company	Pfizer Inc.

Pfizer’s financial advisors calculated change-of-control valuation multiples using forward-year EPS (based on certain equity research consensus estimates and each company’s most recent publicly available financial filings) and implied transaction premia for the selected precedent merger and acquisition transactions, which are summarized in the table below:

Selected Global Pharmaceutical Precedent M&A Transaction Multiples and Premia

	Transaction Price Per Share / Forward Year Adjusted EPS		Transaction Premia Paid versus Target Company’s Unaffected Stock Price
			1-Day Close	30-Day VWAP	90-Day VWAP
Precedent M&A Transactions:
Median	21.4	x	32%	40%	45%
Mean	22.3		34	42	49
High	40.2		54	74	84
Low	13.9		25	28	18

Pfizer/Allergan Merger	27.0	x	39%	48%	38%

Goldman Sachs participated in the precedent merger and acquisition transaction review and analysis discussed above only for reference purposes for the Pfizer board of directors and did not consider such review and analysis for purposes of rendering its opinion. In performing its separately prepared precedent merger and acquisition transaction analyses for purposes of valuing the Allergan ordinary shares on a change-of-control basis, Guggenheim Securities selected:

•	A transaction-implied forward P/E multiple range of 18.0x – 26.0x, which Guggenheim Securities applied to Allergan’s 2016E adjusted EPS, resulting in an illustrative range of $267 – $386 per share for purposes of valuing the Allergan ordinary shares on a change-of-control basis.

•	A transaction-implied premia range of 25% – 55%. In selecting this range, Guggenheim Securities considered each of the ranges of implied transaction premia in the table above, with a particular focus on the premia range implied by the targets stocks’ closing prices one day prior to the affected dates of the relevant transactions. Guggenheim Securities then applied this range to Allergan’s closing stock price one day prior to the affected date, resulting in an illustrative range of $359 – $445 per share for purposes of valuing the Allergan ordinary shares on a change-of-control basis.

Allergan Peer Group Trading Analysis. Pfizer’s financial advisors reviewed and analyzed Allergan’s historical stock price performance, trading valuation metrics and historical and projected/forecasted financial performance compared to corresponding data for certain publicly traded companies in the global pharmaceutical sector that Pfizer’s financial advisors deemed relevant for purposes of this analysis. The following publicly traded global pharmaceutical sector peer group companies were selected by Pfizer’s financial advisors for purposes of this analysis:

Selected Global Pharmaceutical Peer Group Companies

• AbbVie Inc.	• Merck & Co., Inc.

• Amgen Inc.	• Novartis AG

• AstraZeneca plc	• Roche Holding Ltd

• Eli Lilly and Company	• Sanofi

• GlaxoSmithKline plc	• Shire plc

Pfizer’s financial advisors calculated various public market trading multiples for the selected peer group companies (based on certain equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:

Selected Global Pharmaceutical Peer Group Trading Multiples

	Enterprise Value / 2016E EBITDA		Stock Price / 2016E Adjusted EPS
Publicly Traded Peer Group Companies (Stock Price @11/20/15):
Median	12.1	x	16.4	x
High	16.2		23.1
Low	7.5		12.3
Pfizer—Undisturbed Trading Basis	10.1	x	15.1	x
Allergan:
Undisturbed Trading Basis	14.3	x	17.5	x
Merger Basis			27.0

In performing its separately prepared peer group trading analysis for purposes of valuing the Allergan ordinary shares on a standalone public market trading basis:

•	Guggenheim Securities selected a trading-implied forward P/E multiple range of 15.0x – 18.0x, which Guggenheim Securities applied to Allergan’s 2016E adjusted EPS, resulting in an illustrative range of $223 – $267 per share for purposes of valuing the Allergan ordinary shares on a standalone public market trading basis.

•	Guggenheim Securities noted that the foregoing trading valuation of the Allergan ordinary shares (i) compares to Allergan’s undisturbed price of $287.20 as of October 28, 2015 and (ii) does not reflect any acquisition premium that typically is paid in connection with change-of-control transactions such as the merger.

Pfizer Standalone Financial Analyses

Discounted Cash Flow Analyses of Pfizer. Using Pfizer’s financial projections, Pfizer’s financial advisors each performed illustrative standalone discounted cash flow analyses with respect to Pfizer on a standalone intrinsic-value basis using the projected after-tax unlevered free cash flows for Pfizer and an estimate of its terminal/continuing value beyond the five-year projection horizon.

Guggenheim Securities’ Discounted Cash Flow Analysis of Pfizer

•	In performing its discounted cash flow analysis regarding the Pfizer common stock, Guggenheim Securities used a discount rate range of 7.25% – 8.25% reflecting its estimates of Pfizer’s WACC.

•	In estimating Pfizer’s terminal/continuing value beyond the five-year projection horizon, Guggenheim Securities applied an illustrative perpetual growth rate range of 1.5% – 2.5% to Pfizer’s projected terminal year after-tax unlevered free cash flow. The illustrative terminal/continuing values implied by the foregoing perpetual growth rate range were cross-checked for reasonableness by reference to Pfizer’s implied terminal year EBITDA multiples.

•	Guggenheim Securities’ illustrative discounted cash flow analysis resulted in an illustrative range of $34 – $46 per share for purposes of valuing the Pfizer common stock on a standalone intrinsic-value basis.

Goldman Sachs’ Discounted Cash Flow Analysis of Pfizer

•	In performing its discounted cash flow analysis regarding the Pfizer common stock, Goldman Sachs used a discount rate range of 8.50% – 9.50% reflecting its estimates of Pfizer’s WACC.

•	In estimating Pfizer’s terminal/continuing value beyond the five-year projection horizon, Goldman Sachs applied an illustrative perpetual growth rate range of 2.0% – 3.0% to Pfizer’s projected terminal year after-tax unlevered free cash flow.

•	Goldman Sachs’ illustrative discounted cash flow analysis resulted in an illustrative range of $30 – $39 per share for purposes of valuing the Pfizer common stock on a standalone intrinsic-value basis.

Pfizer Peer Group Trading Analysis. Pfizer’s financial advisors reviewed and analyzed Pfizer’s historical stock price performance, trading valuation metrics and historical and projected/forecasted financial performance compared to corresponding data for certain publicly traded companies in the global pharmaceutical sector that Pfizer’s financial advisors deemed relevant for purposes of this analysis. Pfizer’s financial advisors utilized the same publicly traded peer group companies as described above under “—Allergan Change-of-Control Financial Analyses—Allergan Peer Group Trading Analysis.”

In performing its separately prepared peer group trading analysis for purposes of valuing the Pfizer common stock on a standalone public market trading basis:

•	Guggenheim Securities noted that Pfizer was trading at an EBITDA multiple of 10.1x based on 2016E EBITDA and a P/E multiple of 15.1x based on 2016E adjusted EPS, in each case based on Pfizer’s undisturbed closing stock price of $35.45 as of October 28, 2015.

•	Guggenheim Securities selected a trading-implied forward P/E multiple range of 14.0x – 17.0x, which Guggenheim Securities applied to Pfizer’s 2016E adjusted EPS, resulting in an illustrative range of $33 – $40 per share for purposes of valuing the Pfizer common stock on a standalone public market trading basis.

Guggenheim Securities’ Additional Financial Analyses

Guggenheim Securities’ Illustrative Value Creation Analyses. Guggenheim Securities reviewed the illustrative value creation associated with the merger from the perspectives of both Pfizer’s stockholders and Allergan’s shareholders, in each case on a market value basis and on a discounted cash flow basis.

•	Guggenheim Securities’ Illustrative Value Creation Analysis—Market Value Approach

•	In performing this analysis, Guggenheim Securities added (i) Pfizer’s standalone net equity value as of November 13, 2015, (ii) Allergan’s standalone undisturbed net equity value as of October 28, 2015 and (iii) the estimated net present value of the estimated after-tax synergies (based on an assumed WACC of 7.75% and an assumed perpetuity growth rate of 2.0%), from which total Guggenheim Securities then subtracted the minimum amount of cash consideration to be paid to Pfizer’s common stockholders of $6 billion.

•	Guggenheim Securities determined that from the perspective of the former Pfizer stockholders, who will own approximately 56% of the combined company on a fully diluted basis following the merger (based on the closing price of Pfizer common stock as of November 20, 2015 and share counts as provided by Pfizer’s senior management prior to the announcement of the transaction), (i) the merger would create significant value and (ii) the former Pfizer stockholders would participate in approximately 30% of the aggregate value created in the merger (including the minimum amount of cash consideration to be paid to Pfizer’s common stockholders of $6 billion).

•	Guggenheim Securities also determined that from the perspective of the former Allergan ordinary shareholders, who will own approximately 44% of the combined company on a fully diluted basis following the merger (based on the closing price of Pfizer common stock as of November 20, 2015 and share counts as provided by Pfizer’s senior management prior to the announcement of the transaction), (i) the merger would create significant value and (ii) the former Allergan ordinary shareholders would participate in approximately 70% of the aggregate value created in the merger.

•	Guggenheim Securities’ Illustrative Value Creation Analysis—DCF Value Approach

•	In performing this analysis, Guggenheim Securities added (i) Pfizer’s standalone DCF-based net equity value as of December 31, 2015, (ii) Allergan’s standalone DCF-based net equity value as of December 31, 2015 and (iii) the estimated net present value of the estimated after-tax synergies (in each of the foregoing cases, based on an assumed WACC of 7.75% and an assumed perpetuity growth rate of 2.0%), from which total Guggenheim Securities then subtracted the minimum amount of cash consideration to be paid to Pfizer’s common stockholders of $6 billion.

•	Guggenheim Securities determined that from the perspective of the former Pfizer stockholders, who will own approximately 56% of the combined company on a fully diluted basis following the merger (based on the closing price of Pfizer common stock as of November 20, 2015 and share counts as provided by Pfizer’s senior management prior to the announcement of the transaction), (i) the merger would create significant value and (ii) the former Pfizer stockholders would participate in approximately 40% of the aggregate value created in the merger (including the minimum amount of cash consideration to be paid to Pfizer’s common stockholders of $6 billion).

•	Guggenheim Securities also determined that from the perspective of the former Allergan ordinary shareholders, who will own approximately 44% of the combined company on a fully diluted basis following the merger (based on the closing price of Pfizer common stock as of November 20, 2015 and share counts as provided by Pfizer’s senior management prior to the announcement of the transaction), (i) the merger would create significant value and (ii) the former Allergan ordinary shareholders would participate in approximately 60% of the aggregate value created in the merger.

Guggenheim Securities’ Illustrative DCF-Based Contribution Analysis. Guggenheim Securities performed an illustrative DCF-based contribution analysis based on (i) Pfizer’s standalone DCF-based net equity value as of December 31, 2015, (ii) Allergan’s standalone DCF-based net equity value as of December 31, 2015 and (iii) the estimated net present value of the estimated synergies (in each of the foregoing cases, based on an assumed WACC of 7.75% and an assumed perpetuity growth rate of 2.0%), from which total Guggenheim Securities then subtracted the minimum amount and the maximum amount of cash consideration to be paid to Pfizer’s common stockholders of $6 billion and $12 billion, respectively. The results of such illustrative DCF-based contribution analysis are indicated in the graphic below:

Guggenheim Securities’ Illustrative DCF-Based Contribution Analysis

Goldman Sachs’ Additional Financial Analyses

Goldman Sachs’ Illustrative Future Value of Pfizer Share Price Analysis. Goldman Sachs performed an illustrative analysis of the future value per share of Pfizer common stock on a standalone basis and of the pro forma combined company (inclusive of the estimated synergies), which analysis is intended to provide an indication of a theoretical future value of a company’s equity. For purposes of this analysis with respect to the future value per share of Pfizer common stock on a standalone basis, Goldman Sachs applied a range of P/E multiples of 14.0x –16.0x to the projected adjusted EPS of Pfizer for 2017 and 2018 as reflected in Pfizer’s financial projections. For purposes of this analysis with respect to the future value per share of the pro forma combined company, Goldman Sachs applied a range of P/E multiples of 15.0x – 17.0x to the projected adjusted EPS of the pro forma combined company for 2017 and 2018 as reflected in Pfizer’s financial projections for the combined company (inclusive of the estimated synergies). The analysis assumes share repurchases in the years 2016 through 2020 as projected by Pfizer’s management. The following table presents the results of this analysis:

Goldman Sachs’ Illustrative Future Value of Pfizer Share Price Analysis

Pro Forma Combined Company with Indicated Cash Merger Consideration Election by Pfizer Stockholders
	Pfizer Standalone	$6B Cash Election	$12B Cash Election
2017E	$34.39 – $39.30	$35.54 – $40.28	$36.04 – $40.84
2018E	$35.79 – $40.90	$38.97 – $44.16	$39.53 – $44.81

Goldman Sachs’ Illustrative Present Value of Implied Future Pfizer Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future values per share of Pfizer common stock on a standalone basis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity value per share as a function of such company’s estimated future earnings and its assumed P/E multiple. For purposes of this analysis, Goldman Sachs applied a range of P/E multiples of 14.0x – 16.0x to the projected adjusted EPS of Pfizer for 2016 – 2019 as reflected in Pfizer’s financial projections to derive a range of undiscounted prices per share for the Pfizer common stock. Goldman Sachs then added the cumulative dividends per share of Pfizer common stock payable to Pfizer stockholders through the end of the respective projected calendar year. The resulting values were then discounted to present value as of September 30, 2015 using an illustrative discount rate of 9.5%, reflecting an estimate of Pfizer’s cost of equity. This analysis resulted in an illustrative range of implied present values of $30.60 – $36.44 per share of Pfizer common stock.

Goldman Sachs’ Illustrative Present Value of Implied Future Combined Share Price Analysis. Goldman Sachs also performed an illustrative analysis of the present value of the implied future prices per share of the ordinary shares of the pro forma company, using the same methodology described in the preceding paragraph. For this analysis, Goldman Sachs applied multiples ranging from 14.0x – 17.0x to the pro forma combined company’s projected adjusted EPS for 2016 – 2019 as reflected in Pfizer’s financial projections for the combined company (inclusive of the estimated synergies) to derive a range of undiscounted prices per share for the Pfizer common stock, calculated for both a $6 billion and a $12 billion cash election by Pfizer’s stockholders. Goldman Sachs then added the cumulative dividends per share of Pfizer common stock payable to Pfizer stockholders through the end of the respective projected calendar year. The resulting values were then discounted to present value as of September 30, 2015 using a discount rate of 9.5%, reflecting an estimate of the pro forma combined company’s cost of equity. The analysis assumes share repurchases in the years 2016 through 2020 as projected by Pfizer’s management and also reflects the value to Pfizer stockholders of the $6 billion or $12 billion cash consideration election. This analysis resulted in an illustrative range of implied present values of $33.12 – $42.85 per share of the pro forma combined company ordinary shares and $33.60 – $43.52 per share of the combined company ordinary shares, calculated with a $6 billion and a $12 billion cash election, respectively.

Goldman Sachs’ Illustrative DCF-Based Contribution Analysis. Goldman Sachs conducted DCF-based contribution analyses, with and without the estimated synergies. Goldman Sachs calculated that, without the synergies, Pfizer’s and Allergan’s respective standalone DCF-based net equity values implied an exchange ratio of 10.5x. Taking into account the estimated synergies, Goldman Sachs calculated that Pfizer’s and Allergan’s respective standalone DCF-based net equity values implied an exchange ratio range of 7.8x to 15.7x, depending on the allocation of the synergies between the parties. For the analysis described in this paragraph, Goldman Sachs used the relevant WACC and perpetuity growth rate ranges referred to under “—Goldman Sachs’ Discounted Cash Flow Analyses of Allergan and Estimated Synergies” and “—Goldman Sachs’ Discounted Cash Flow Analysis of Pfizer.”

Goldman Sachs’ Illustrative Combined Company Contribution Analysis. Goldman Sachs also reviewed specific estimated future operating and financial information including, among other things, revenues, EBITDA and net income for Pfizer, Allergan and the combined company using the financial projections and the synergy estimates. Goldman Sachs analyzed and weighed relative income statement contributions from Pfizer and Allergan using appropriate blended revenue and EBITDA multiples. The following table presents the results of this analysis:

Goldman Sachs’ Illustrative Combined Company Contribution Analysis

	Metrics (US$ in billions)		Implied Exchange Ratio
	Pfizer	Allergan
Revenue
2016E	$52	$17	4.7	x
2020E	56	24	6.3
EBITDA
2016E	22	8	5.4
2020E	24	13	7.8
Net Income
2016E	15	6	6.2
2020E	17	10	9.0
			Merger Exchange Ratio: 11.3x

Goldman Sachs’ Discounted Cash Flow Analysis of Pro Forma Combined Company. In addition to its discounted cash flow analysis of Pfizer, discussed above, Goldman Sachs used Pfizer’s financial projections for each of Pfizer and Allergan, together with the synergy estimates, to perform an illustrative discounted cash flow analysis with respect to the pro forma combined company on an intrinsic-value basis using the projected after-tax unlevered free cash flows for the pro forma combined company and an estimate of its terminal/continuing value beyond the five-year projection horizon. Goldman Sachs used a discount range of 8.50% – 9.50%, reflecting its estimates of Pfizer’s WACC and, in estimating the pro forma combined company’s terminal/continuing value beyond the five-year projection horizon, applied an illustrative perpetual growth rate range of 2.0% – 3.0% to the pro forma combined company’s projected terminal year after-tax unlevered free cash flow. Goldman Sachs’ illustrative discounted cash flow analysis resulted in an illustrative range of $37 – $50 per share assuming a $6 billion cash election by Pfizer’s stockholders and an illustrative range of $36.50 – $49.50 per share assuming a $12 billion cash election by Pfizer’s stockholders.

Other Considerations

Guggenheim Securities and Goldman Sachs prepared the foregoing jointly and separately prepared financial analyses solely for purposes of providing their respective opinions to the Pfizer board of directors as to the fairness, from a financial point of view, of the common stock merger consideration to the holders of Pfizer common stock. Pfizer did not provide specific instructions to, or place any limitations on, Guggenheim Securities or Goldman Sachs with respect to the procedures to be followed or factors to be considered in performing their jointly and separately prepared financial analyses or providing their respective opinions.

The type and amount of consideration payable in the merger were determined through arm’s-length negotiations between Pfizer and Allergan and were approved by the Pfizer board of directors. Guggenheim Securities and Goldman Sachs each acted as a financial advisor to Pfizer in connection with, and participated in certain of the negotiations leading to, the merger. Neither Guggenheim Securities nor Goldman Sachs, however, recommended any specific amount or mix of consideration to Pfizer or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Guggenheim Securities’ and Goldman Sachs’ respective opinions to the Pfizer board of directors were two of many factors taken into consideration by the Pfizer board of directors in making its determination to approve the merger agreement. The decision to enter into the merger agreement was solely that of the Pfizer board of directors. Consequently, Guggenheim Securities’ and Goldman Sachs’ financial analyses should not be viewed as determinative of the decision of the Pfizer board of directors with respect to the fairness, from a financial point of view, to Pfizer’s common stockholders of the common stock merger consideration. The above summary does not purport to be a complete description of the analyses performed by Guggenheim Securities and Goldman Sachs in connection with their respective opinions and is qualified in its entirety by reference to the respective written opinions of Guggenheim Securities and Goldman Sachs attached as Annex B and Annex C.

Recommendation of the Allergan Board of Directors and Allergan’s Reasons for the Merger

The Allergan board of directors, at a meeting held on November 20 – 21, 2015 (the “Allergan board meeting”), adopted resolutions approving the execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the Allergan share split and the merger, and directed that the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal, the Allergan authorized share capital increase proposal, the Allergan name change proposal and the Allergan distributable reserves creation proposal each be submitted for consideration to the Allergan shareholders and recommended that the Allergan shareholders vote to approve each of the Allergan share issuance proposal, the Allergan share split proposal, the Allergan board increase proposal, the Allergan authorized share capital increase proposal, the Allergan name change proposal and the Allergan distributable reserves creation proposal. The Allergan board of directors subsequently determined that the Allergan renominalisation proposal should be submitted for consideration to the Allergan shareholders and recommended that the Allergan shareholders vote to approve such proposal.

The Allergan board of directors considered many factors in making its determination that the terms of the transactions contemplated by the merger agreement are advisable and are in the best interests of the Allergan shareholders. In arriving at its decision at the Allergan board meeting, the Allergan board of directors consulted with Allergan’s management, legal advisors, financial advisors and other representatives, reviewed a significant amount of information and considered a number of factors in its deliberations. The Allergan board of directors considered the following factors (not in any relative order of importance) that it believes supports its determinations and recommendations:

Aggregate Value and Composition of the Consideration

•	The Allergan share split implies an exchange ratio of 11.3x, which ratio, when multiplied by the closing price per share of Pfizer common stock on November 20, 2015, the last full trading day before public announcement of the signing of the merger agreement, of $32.18, produces an implied offer price of $363.63 per Allergan ordinary share, which represents more than a 30% premium to the closing price per Allergan ordinary share on October 28, 2015 (the last trading day prior to the companies’ public confirmation that they were engaged in preliminary friendly discussions);

•	The receipt of combined company ordinary shares in the Allergan share split should not be a taxable transaction to Allergan shareholders under U.S. federal income tax laws (see “Certain Tax

Consequences of the Merger—U.S. Federal Income Tax Consequences of the Allergan Share Split to Allergan Shareholders”); and

•	The fixed exchange ratio and the fixed share split ratio provide certainty to the Allergan shareholders as to their pro forma percentage ownership of approximately 44% of the combined company on a fully diluted basis.

Strategic Considerations

•	The expectation that the combined company would create long-term value for Allergan shareholders by combining innovation and growth with substantial sources of reliable earnings and cash flow;

•	The expectation that the combined company would have an enhanced credit profile with increased earnings and cash flow and improved access to capital markets as a result of its enhanced business and size;

•	The expectation that the transactions contemplated by the merger agreement will be immediately accretive to Allergan shareholders and that, after giving effect to anticipated share repurchases, the merger will be accretive to adjusted diluted earnings per combined company ordinary share beginning in calendar year 2018;

•	The current and prospective economic climate generally and the competitive climate in the healthcare and pharmaceutical industries, including the potential for further consolidation in such industries;

•	The expectation that the combination of Pfizer and Allergan would enable Allergan shareholders to participate in the value creation potential of the combined company resulting from:

•	The enhanced combined innovative pipelines of the combined company;

•	Expected combined operating cash flow in excess of $25 billion beginning in 2018;

•	The combined company’s ability to leverage Pfizer’s global scale to maximize the value of Allergan’s leading innovative franchises;

•	Synergies of over $2 billion expected to be achieved within three years of consummation of the merger, with the potential for additional possible synergies to be identified during integration; and

•	The perceived benefits of the combined company being organized under the laws of Ireland, as is already the case for Allergan;

•	The Allergan board of directors’ consideration of the strategy and future prospects of Allergan on a standalone basis, and the assessment, based on such consideration, that the transactions contemplated by the merger agreement would be more favorable to Allergan and its shareholders than remaining a stand alone entity in light of the potential risks and uncertainties associated with the execution of Allergan’s business strategy.

Other Financial Considerations

•	The Allergan board of directors’ understanding that the combined company will remain committed to a dividend policy that targets a 50% dividend payout ratio.

Opinion of Financial Advisors

•

The opinion of J.P. Morgan, delivered orally on November 21, 2015 at the Allergan board meeting, which was confirmed by delivery of a written opinion, dated November 22, 2015, to the effect that as of the date of the opinion and based upon and subject to the factors and assumptions set forth in such opinion, the Allergan stock consideration was fair, from a financial point to view, to the holders of

Allergan ordinary shares (other than Pfizer and its affiliates), as more fully described below in “The Transactions—Opinions of Allergan’s Financial Advisors”; and

•	The opinion of Morgan Stanley, delivered orally on November 21, 2015 at the Allergan board meeting, which was confirmed by delivery of a written opinion, dated November 22, 2015, to the effect that as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such opinion, the split exchange ratio (giving effect to the merger and taking into account the share consideration and the cash consideration to be received by holders of Pfizer common stock in connection with the merger) was fair, from a financial point of view, to the holders of Allergan ordinary shares, as more fully described below in “The Transactions—Opinions of Allergan’s Financial Advisors”.

Due Diligence

•	The due diligence investigation of Pfizer conducted by Allergan’s management and outside advisors, and the results of that investigation.

Familiarity with Businesses

•	The Allergan board of directors’ and management’s knowledge of Allergan’s and Pfizer’s businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management, as well as their knowledge of the current and prospective environment in which each of Allergan and Pfizer operates, which, with respect to Pfizer, was based on both Allergan’s management’s existing familiarity with Pfizer and the due diligence investigation conducted by Allergan’s management and outside advisors in connection with the transactions.

Governance

•	That the board of directors of the combined company following consummation of the merger will consist of all of Pfizer’s 11 current directors and four of the members of Allergan’s current board of directors, including Paul M. Bisaro, the current Executive Chairman of Allergan, and Brenton L. Saunders, the current Chief Executive Officer and President of Allergan; and

•	That Ian Read, the current Chairman and Chief Executive Officer of Pfizer, would become Chairman and Chief Executive Officer of the combined company and Brenton L. Saunders, the current Chief Executive Officer and President of Allergan, would become the President and Chief Operating Officer of the combined company.

Merger Agreement

•	The commitment made by Pfizer to cooperate and use reasonable best efforts to obtain antitrust clearances, including under the HSR Act, including by committing to dispose of assets or to limitations on its businesses to the extent provided in the merger agreement (see “The Transactions—Regulatory Approvals Required for the Merger”);

•	Allergan’s ability, in certain circumstances, to furnish nonpublic information to and engage in discussions or negotiations with a third party that makes a competing proposal and to change its recommendation to the Allergan shareholders concerning the Allergan proposals;

•

The fact that under the merger agreement Allergan is entitled to receive a termination fee of between $1.5 billion and $3.5 billion in connection with a termination of the merger agreement under certain circumstances, as more fully described in “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”; and

•	The fact that the merger agreement requires Pfizer to reimburse Allergan for up to $400 million in certain expenses under certain circumstances, including in connection with a termination by Pfizer of the merger agreement in connection with an adverse change in tax law, as more fully described in “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement.”

Allergan Management’s Recommendation in Favor of the Merger

The Allergan board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the merger agreement and the merger and the other transactions contemplated thereby, including (not in any relative order of importance):

•	The risk that a change in applicable U.S. tax law, or official interpretations thereof, could cause the combined company to be treated as a U.S. domestic corporation for U.S. federal income tax purposes following the consummation of the merger or otherwise adversely affect the combined company and/or diminish or delay anticipated benefits of the merger;

•	The risk of diverting Allergan management’s focus and resources from other strategic opportunities and from operational matters while working to implement the business combination with Pfizer, and other potential disruption associated with combining and integrating the two companies, and the potential effects of such diversion and disruption on the businesses and customer, supplier, employee and other business relationships of Allergan and Pfizer;

•	The possibility that the combined company could have lower revenue or growth rates than each of the companies experienced historically;

•	The risk that the potential benefits, savings and synergies of the merger may not be fully or partially achieved, or may not be achieved within the expected timeframe;

•	The risk that the failure to complete the merger could cause Allergan to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors, customers and other business partners;

•	The risk that the transactions contemplated by the merger agreement might not be completed in a timely manner or at all and the attendant adverse consequences for Allergan’s and Pfizer’s businesses as a result of the pendency of the transactions and operational disruption;

•	The adverse impact that business uncertainty pending consummation of the merger could have on the ability to attract, retain and motivate key personnel until the consummation of the merger;

•	The restrictions on the conduct of Allergan’s business prior to the consummation of the merger, which could have the effect of preventing Allergan from pursuing other strategic transactions during the pendency of the merger agreement as well as taking a number of other actions relating to the conduct of its business without the prior consent of Pfizer (see “The Merger Agreement—Covenants and Agreements—Conduct of Business Pending the Closing Date”);

•	The fact that the share split ratio is fixed and will not be increased to compensate Allergan shareholders in the event of a decline in the price of shares of Pfizer’s common stock or an increase in the share price of Allergan’s ordinary shares prior to the effective time, and that the terms of the merger agreement do not include termination rights for Allergan triggered in the event of a decrease in the value of shares of Pfizer common stock relative to the value of Allergan ordinary shares;

•	The risk that Pfizer stockholders might fail to approve the adoption of the merger agreement or Allergan shareholders might fail to approve the Allergan required proposals;

•	The requirement that Allergan hold a shareholder vote on the Allergan required proposals, the Allergan name change proposal and the Allergan distributable reserves creation proposal, even though the Allergan board of directors may have withdrawn or changed its recommendation with respect to one or more of the Allergan proposals and the inability of Allergan to terminate the merger agreement to enter into an agreement for a superior proposal;

•	The fact that under the merger agreement Pfizer is entitled to receive a termination fee of between $1.5 billion and $3.5 billion in connection with a termination of the merger agreement under certain circumstances, as more fully described in “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”;

•	The fact that the merger agreement requires Allergan to reimburse Pfizer for up to $400 million in certain expenses under certain circumstances, including in connection with a termination by Allergan of the merger agreement in connection with an adverse change in tax law as more fully described in “The Merger Agreement—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement”;

•	The risks associated with the occurrence of events which may materially and adversely affect the operations or financial condition of Pfizer and its subsidiaries, but which may not entitle Allergan to terminate the merger agreement; and

•	Various other risks associated with the merger and the transactions contemplated by the merger agreement and the businesses of Allergan, Pfizer and the combined company, some of which are described under “Risk Factors.”

The Allergan board of directors concluded that the potentially negative factors associated with the merger, the Allergan share split and the other transactions contemplated by the merger agreement were outweighed by the potential benefits that it expected the Allergan shareholders to achieve as a result of the merger, the Allergan share split and the other transactions contemplated by the merger agreement. Accordingly, the Allergan board of directors approved the merger agreement and the transactions contemplated by the merger agreement (including the merger and the Allergan share split).

The foregoing discussion of the information and factors considered by the Allergan board of directors is not intended to be exhaustive, but includes the material factors considered by the Allergan board of directors. In view of the variety of factors considered in connection with its evaluation of the combination, the Allergan board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Allergan board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Allergan board of directors based its recommendation on the totality of the information presented and the factors it considered. The explanation of the Allergan board of directors’ reasons for the merger and the other transactions contemplated by the merger agreement and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

In considering the recommendation of the Allergan board of directors, Allergan shareholders should be aware that the Allergan directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Allergan shareholders. See “—Interests of the Pfizer Directors and Executive Officers in the Merger.”

For the reasons set forth above and such other factors considered by the Allergan board of directors, the Allergan board of directors determined that the transactions contemplated by the merger agreement are in the best interests of the Allergan shareholders and has approved the merger agreement and the transactions contemplated thereby, including the merger and the Allergan share split and recommends that Allergan shareholders vote “FOR” the Allergan share issuance proposal, “FOR” the Allergan share split proposal, “FOR” the Allergan board increase proposal, “FOR” the Allergan authorized share capital increase proposal, “FOR” the Allergan name change proposal, “FOR” the Allergan distributable reserves creation proposal, “FOR” the Allergan renominalisation proposal and “FOR” the Allergan adjournment proposal.

Opinions of Allergan’s Financial Advisors

Opinion of J.P. Morgan Limited

Allergan retained J.P. Morgan as its financial advisor in connection with the transactions contemplated by the merger agreement, pursuant to an engagement letter dated November 21, 2015.

At the meeting of the Allergan board of directors on November 21, 2015, J.P. Morgan rendered its oral opinion to the Allergan board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Allergan stock consideration to be issued as part of the transactions contemplated by the merger agreement was fair, from a financial point of view, to the holders of Allergan ordinary shares, other than Pfizer and its affiliates. J.P. Morgan confirmed this oral opinion by delivering its written opinion on November 22, 2015. Following the Allergan share split, at the effective time, each share of Pfizer common stock issued and outstanding immediately prior to the effective time, other than shares owned by Allergan, Merger Sub, Pfizer, Pfizer’s subsidiaries and holders exercising appraisal rights, will be converted into the right to receive, at the election of the holder and subject to proration, either one Allergan ordinary share or an amount in cash equal to the volume-weighted average price per share of Pfizer common stock for the trading day immediately preceding the effective date of the merger. The Allergan stock consideration implies an exchange ratio of 11.30x, which ratio, when multiplied by the closing price per share of Pfizer common stock on November 17, 2015 of $32.87, produces the implied offer price as of November 17, 2015 of $371.43 per Allergan ordinary share used throughout this summary. In addition to prices on November 17, 2015, this summary also refers to Allergan’s and Pfizer’s respective closing prices per share on October 28, 2015. The prices on October 28, 2015 are referred to as “unaffected” share prices because they reflect the most recent closing prices per share of the companies prior to the date on which they publicly confirmed that they were engaged in preliminary friendly discussions regarding a potential business combination, as required by Irish Takeover Rules.

The full text of the written opinion of J.P. Morgan dated November 22, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Allergan’s shareholders are urged to read the opinion in its entirety. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. J.P. Morgan’s written opinion was addressed to the Allergan board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the transactions contemplated by the merger agreement and is directed only to the fairness to holders of Allergan ordinary shares (other than Pfizer and its affiliates) of the Allergan stock consideration to be issued as part of the transactions contemplated by the merger agreement. J.P. Morgan expressed no opinion as to the fairness of the Allergan stock consideration to the holders of any other class of securities, creditors or other constituencies of Allergan or as to the underlying decision by Allergan to engage in the transactions contemplated by the merger agreement. The opinion does not constitute a recommendation to any shareholder of Allergan as to how such shareholder should vote or act with respect to the transactions contemplated by the merger agreement or any other matter.

In arriving at its opinion, J.P. Morgan:

•	reviewed a draft dated November 22, 2015 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Allergan and Pfizer and the industries in which they operate;

•	compared the proposed financial terms of the transactions contemplated by the merger agreement with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Allergan and Pfizer with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Allergan ordinary shares and shares of Pfizer common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of Allergan and Pfizer relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the transactions contemplated by the merger agreement (referred to in “—Opinion of J.P. Morgan Limited” as the “synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan also held discussions with certain members of the management of Allergan and Pfizer with respect to certain aspects of the transactions contemplated by the merger agreement, and the past and current business operations of Allergan and Pfizer, the financial condition and future prospects and operations of Allergan and Pfizer, the effects of the transactions contemplated by the merger agreement on the financial condition and future prospects of Allergan and Pfizer, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Allergan and Pfizer or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Allergan or Pfizer under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Allergan and Pfizer to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes and have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Allergan, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof provided to J.P. Morgan. In particular, J.P. Morgan assumed that the Allergan share split described above and the Allergan divestiture transaction will occur prior to the effective time in accordance with the terms of the merger agreement and the Allergan divestiture transaction agreement, respectively. J.P. Morgan also assumed that the proration procedures regarding the cash and share components of the merger consideration, including the volume-weighted average price per share of the Pfizer common stock to be used in connection therewith, will occur on terms and in the amounts discussed with management of Allergan. J.P. Morgan also assumed that the representations and warranties made by Allergan and Pfizer in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Allergan with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the merger agreement will be obtained without any adverse effect on Allergan or Pfizer or on the contemplated benefits of the transactions contemplated by the merger agreement.

The projections Allergan furnished to J.P. Morgan for Allergan for the calendar years 2016 through 2020 were prepared by the management of Allergan (referred to in “—Opinion of J.P. Morgan Limited” as the “Allergan projections”) (for more information regarding the Allergan projections, please refer to “—Allergan Unaudited Prospective Financial Information”). The projections Pfizer furnished to Allergan for Pfizer for the calendar years 2016 through 2020 were prepared by the management of Pfizer. Allergan subsequently furnished to J.P. Morgan such projections and certain projections derived from other financial information furnished by Pfizer to Allergan (collectively referred to in “—Opinion of J.P. Morgan Limited” as the “Pfizer projections”) for use in connection with the analyses described in this summary. For more information regarding the Pfizer projections, see “—Pfizer Unaudited Prospective Financial Information.” Neither Allergan nor Pfizer publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the transactions contemplated by the merger agreement, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to “—Allergan Unaudited Prospective Financial Information” and “—Pfizer Unaudited Prospective Financial Information.”

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan, as of the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of Allergan ordinary shares (other than Pfizer and its affiliates), of the Allergan stock consideration to be issued as part of the transactions contemplated by the merger agreement, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Allergan or as to the underlying decision by Allergan to engage in the transactions contemplated by the merger agreement. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the transactions contemplated by the merger agreement, or any class of such persons relative to the Allergan stock consideration applicable to the holders of Allergan ordinary shares in the transactions contemplated by the merger agreement or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Allergan ordinary shares or shares of Pfizer common stock will trade at any future time.

J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Allergan or any other alternative transaction.

The terms of the merger agreement were determined through arm’s-length negotiations between Allergan and Pfizer, and the decision to enter into the merger agreement was solely that of the Allergan board of directors and the Pfizer board of directors.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion, as well as certain analyses utilized for reference purposes. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Historical Trading Range. J.P. Morgan presented to the Allergan board of directors the trading range per share of the Allergan ordinary shares for the 52-week period ending November 17, 2015 based on closing prices, which was $252.10 to $339.50, and compared that to (i) the closing price per share of the Allergan ordinary shares of $297.32 on November 17, 2015, (ii) the unaffected closing price per share of the Allergan ordinary shares of $287.20 on October 28, 2015 and (iii) the implied offer price per share of $371.43.

J.P. Morgan also reviewed with the Allergan board of directors the trading range per share of Pfizer common stock for the 52-week period ending November 17, 2015 based on closing prices, which was $30.22 to $36.15, and compared that to (i) the closing price per share of Pfizer common stock of $32.87 on November 17, 2015 and (ii) the unaffected closing price per share of Pfizer common stock of $35.45 on October 28, 2015.

J.P. Morgan noted that the historical trading range analysis is not a valuation methodology and that such analysis was presented merely for reference purposes only and not as a component of its fairness analysis.

Analyst Price Targets. J.P. Morgan presented to the Allergan board of directors price targets of certain public equity research analysts for Allergan, which provided a reference range of $337.00 per share to $400.00 per share, with a median of $354.00 per share, and compared that to (i) the closing price per share of the Allergan ordinary shares of $297.32 on November 17, 2015, (ii) the unaffected closing price per share of the Allergan ordinary shares of $287.20 on October 28, 2015 and (iii) the implied offer price per share of $371.43.

J.P. Morgan also reviewed with the Allergan board of directors price targets of certain public equity research analysts for Pfizer, which provided a reference range of $34.00 per share to $52.00 per share, with a median of $39.50 per share, and compared that to (i) the closing price per share of Pfizer common stock of $32.87 on November 17, 2015 and (ii) the unaffected closing price per share of Pfizer common stock of $35.45 on October 28, 2015.

J.P. Morgan noted that the analyst price targets analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of its fairness analysis.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Allergan and Pfizer with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to those engaged in by Allergan and Pfizer.

For Allergan, the companies selected by J.P. Morgan were as follows:

•	Amgen Inc.

•	Biogen Inc.

•	Bristol-Myers Squibb Company

•	Celgene Corporation

•	Gilead Sciences, Inc.

•	Roche Holding AG

For Pfizer, the companies selected by J.P. Morgan were as follows:

•	AbbVie Inc.

•	AstraZeneca PLC

•	Bristol-Myers Squibb Company

•	Eli Lilly and Company

•	GlaxoSmithKline plc

•	Johnson & Johnson

•	Merck & Co., Inc.

•	Novartis AG

•	Sanofi

None of the selected companies reviewed is identical to Allergan or Pfizer, and certain of these companies may have characteristics that are materially different from those of Allergan and Pfizer. However, these companies were selected because they are publicly traded companies that, for purposes of J.P. Morgan’s analysis, may be considered similar to Allergan or Pfizer, as applicable, based on their operations and businesses being focused primarily on the branded biopharmaceutical industry. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Allergan or Pfizer, as applicable.

Using publicly available information, J.P. Morgan calculated for each selected company the ratio of its share price to estimated earnings per share, or “EPS”, for calendar year 2016, which is referred to throughout “—Opinion of J.P. Morgan Limited” as “P/E 2016E.” The ratios were based on the selected companies’ closing share prices on November 17, 2015 and publicly available FactSet Consensus EPS estimates for calendar year 2016. The P/E 2016E ratios for the companies selected for Allergan ranged from a low of 8.6x to a high of 28.9x. The P/E 2016E ratios for the companies selected for Pfizer ranged from a low of 12.1x to a high of 28.9x.

Based on the results of this analysis, J.P. Morgan selected a P/E 2016E reference range of 15.5x to 20.0x for Allergan. The range for Allergan was then applied to Allergan’s estimated EPS for calendar year 2016 provided by the management of Allergan to J.P. Morgan, yielding an implied equity value per share range, rounded to the nearest whole dollar, of $225.00 to $291.00. J.P. Morgan compared the implied per share equity value ranges for Allergan to (i) Allergan’s closing price per share of $297.32 on November 17, 2015, (ii) Allergan’s unaffected closing price per share of $287.20 on October 28, 2015 and (iii) the implied offer price per share of $371.43.

For Pfizer, based on the results of the analysis described above, J.P. Morgan selected a P/E 2016E reference range of 14.0x to 16.0x. The range for Pfizer was applied to Pfizer’s estimated EPS for calendar year 2016 provided by the management of Allergan to J.P. Morgan, yielding an implied equity value per share range, rounded to the nearest $0.25, of $33.00 to $38.00. J.P. Morgan compared the implied per share equity value ranges for Pfizer to (i) Pfizer’s closing price per share of $32.87 on November 17, 2015 and (ii) Pfizer’s unaffected closing price per share of $35.45 on October 28, 2015.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses that J.P. Morgan judged to be sufficiently analogous to the business of Allergan. Specifically, J.P. Morgan reviewed the following transactions:

Target	Acquiror	Announcement Date
Baxalta Incorporated	Shire plc	August 4, 2015(1)
Allergan, Inc.	Actavis plc	November 17, 2014
Shire plc	AbbVie Inc.	July 18, 2014(2)
AstraZeneca PLC	Pfizer Inc.	May 18, 2014(3)
Forest Laboratories, Inc.	Actavis plc	February 18, 2014
Genzyme Corporation	Sanofi	February 16, 2011(4)
Schering-Plough Corporation	Merck & Co., Inc.	March 9, 2009
Wyeth	Pfizer Inc.	January 26, 2009

(1)	Shire’s offer was pending and unsolicited at the time J.P. Morgan delivered its opinion.
(2)	On October 20, 2014, AbbVie and Shire mutually agreed to terminate the transaction.
(3)	On May 26, 2014, Pfizer announced that it was no longer pursuing a merger with AstraZeneca.
(4)	Per the Form 14D-9 filed on March 7, 2011, the purchase price consisted of $74.00 per share and one contingent value right per share (probability adjusted net present value for contingent value right valued at $5.58).

None of the selected transactions reviewed was identical to the transactions contemplated by the merger agreement. However, the transactions selected were chosen because they involved target companies that, for purposes of J.P. Morgan’s analysis, may be considered similar to Allergan based on their operations and businesses being focused primarily on the branded biopharmaceutical industry, and because the transaction values may be considered similar to the transactions contemplated by the merger agreement for purposes of J.P. Morgan’s analysis. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the transactions contemplated by the merger agreement.

For each of the selected transactions, J.P. Morgan calculated the ratio of the target’s share price to its EPS for a forward-looking 12-month period as of the date of transaction announcement, which ratio is referred to in this summary as “Forward P/E.” The forward-looking 12-month period that was used in each case was, for transactions announced prior to June 30 of a given year, that same calendar year, and for transactions announced after June 30 of a given year, the following calendar year. The Forward P/E ratios for the selected transactions ranged from a low of 13.6x to a high of 25.7x.

Based on the results of this analysis, J.P. Morgan selected a Forward P/E reference range of 23.0x to 26.0x for Allergan. This range was then applied to Allergan’s estimated EPS for calendar year 2016 provided by the management of Allergan to J.P. Morgan (see “—Allergan Unaudited Prospective Financial Information”), yielding an implied equity value per share range, rounded to the nearest whole dollar, of $334.00 to $378.00.

The range of implied equity values for Allergan was compared to (i) Allergan’s closing price per share of $297.32 on November 17, 2015, (ii) Allergan’s unaffected closing price per share of $287.20 on October 28, 2015 and (iii) the implied offer price per share of $371.43.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for each of Allergan and Pfizer. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” “Unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, for Allergan, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, changes in net working capital, and certain other one-time cash flow items. For Pfizer, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, changes in net working capital, amortization and other cash post-tax income. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using an appropriate discount rate and applying a discounting convention that assumes that all cash flows were generated at the midpoint of each period. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan utilized the estimated unlevered free cash flows for Allergan and Pfizer for calendar years 2016 through 2020, as reflected in the Allergan projections and the Pfizer projections, respectively. J.P. Morgan calculated a range of terminal values for Allergan and Pfizer at the end of this period by applying a perpetual growth rate ranging from 1.0% to 2.0% to the unlevered free cash flows of Allergan, and a perpetual growth rate ranging from (0.5%) to 0.5% to the unlevered free cash flows for Pfizer, in each case during the terminal period of the projections.

The unlevered free cash flows and the range of terminal values were discounted to present values as of December 31, 2015 using a range of discount rates of 7.0% to 8.0% for Allergan and 6.5% to 7.5% for Pfizer. The discount rates for Allergan and Pfizer were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the respective companies. The implied equity values were divided by the number of fully diluted shares outstanding at the applicable company, which analysis indicated an implied equity value per share range for Allergan, rounded to the nearest whole dollar, of $341.00 to $470.00, and an implied equity value per share range for Pfizer, rounded to the nearest $0.25, of $35.00 to $44.50, in each case on a standalone basis (i.e., without synergies).

The range of implied equity values for Allergan was compared to (i) Allergan’s closing price per share of $297.32 on November 17, 2015, (ii) Allergan’s unaffected closing price per share of $287.20 on October 28, 2015 and (iii) the implied offer price per share of $371.43. The range of implied equity values for Pfizer was compared to (i) Pfizer’s closing price per share of $32.87 on November 17, 2015 and (ii) Pfizer’s unaffected closing price per share of $35.45 on October 28, 2015.

Relative Implied Exchange Ratio Analysis. J.P. Morgan compared the results for Allergan to the results for Pfizer with respect to the public trading multiples and discounted cash flow analyses described above.

For each comparison, J.P. Morgan compared the lowest equity value per share for Allergan to the highest equity value per share for Pfizer to derive the lowest exchange ratio implied by each pair of results. J.P. Morgan also compared the highest equity value per share for Allergan to the lowest equity value per share for Pfizer to derive the highest exchange ratio implied by each pair of results. The implied exchange ratios resulting from this analysis were:

	Lowest Implied Exchange Ratio	Highest Implied Exchange Ratio
Public Trading Multiples	5.94x	8.79x
Discounted Cash Flow	7.66x	13.45x

The implied exchange ratios were compared to (i) the implied exchange ratio under the merger agreement of 11.30x, (ii) the exchange ratio of 9.05x implied by the closing prices of the Allergan ordinary shares and the shares of Pfizer common stock on November 17, 2015 of $297.32 and $32.87, respectively, and (iii) the exchange ratio of 8.10x implied by the unaffected closing prices of Allergan ordinary shares and the shares of Pfizer common stock on October 28, 2015 of $287.20 and $35.45, respectively.

Value Creation Analysis. J.P. Morgan conducted an analysis of the theoretical value creation to the existing holders of Allergan ordinary shares that compared the estimated implied equity value per share of Allergan on a standalone basis based on the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above to the estimated implied equity value per share of former Allergan shareholders’ ownership in the combined company, pro forma for the transactions contemplated by the merger agreement.

J.P. Morgan calculated the pro forma implied equity value of Allergan ordinary shares by (1) adding the sum of (a) the implied equity value of Allergan on a standalone basis using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above, (b) the implied equity value of Pfizer on a standalone basis using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above and (c) the estimated present value of the cost synergies and financial synergies as reflected in synergy estimates Allergan provided to J.P. Morgan for use in connection with its analysis, (2) subtracting the estimated transaction fees and expenses relating to the merger and (3) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of Allergan ordinary shares. This value creation analysis indicated that the transactions contemplated by the merger agreement would create value for the holders of Allergan ordinary shares as compared to the standalone equity value of Allergan. There can be no assurance, however, that the synergies, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by management and described above.

Miscellaneous. The foregoing summary of certain material financial analyses and other analyses provided for reference purposes does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Allergan or Pfizer. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Allergan or Pfizer, and none of the selected transactions reviewed was identical to the transactions contemplated by the merger agreement. However, the companies selected were chosen because they are publicly traded companies in the branded biopharmaceutical industry with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Allergan and Pfizer. The transactions selected were similarly chosen because the industries of the businesses involved and the transaction values may be considered similar to the transactions contemplated by the merger agreement for purposes of J.P. Morgan’s analysis. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Allergan and Pfizer and the transactions compared to the transactions contemplated by the merger agreement.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Allergan with respect to the transactions contemplated by the merger agreement and deliver an opinion to the Allergan board of directors with respect thereto on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Allergan, Pfizer and the industries in which they operate.

For services rendered in connection with the merger (including the delivery of its opinion), Allergan agreed to pay J.P. Morgan a transaction fee of $77.5 million, of which $5 million became payable upon delivery of J.P. Morgan’s opinion (regardless of the conclusion reached therein), and the balance of which is payable at the effective time. Further, in the event the merger is not consummated and Allergan receives any payment from Pfizer in an amount that exceeds $1 billion as a result of, or in connection with, the termination, abandonment or failure to occur of the proposed merger, Allergan will pay J.P. Morgan a break fee in an amount equal to $20 million (less any of the above fees already paid by Allergan), but any such break fee will be credited against any transaction fee that subsequently becomes payable pursuant to the terms of the engagement letter entered into between J.P. Morgan and Allergan on November 21, 2015, and no such break fee will be paid if a transaction fee is paid. In addition, Allergan has agreed to reimburse J.P. Morgan for its reasonable costs and expenses incurred in connection with its services, including the reasonable fees and expenses of counsel, arising out of J.P. Morgan’s engagement and has agreed to indemnify J.P. Morgan against certain liabilities arising in connection with its engagement as Allergan’s financial advisor.

During the two years preceding the date of J.P. Morgan’s opinion dated November 22, 2015, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Allergan and Pfizer for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger of Pfizer’s credit facilities in November 2013, November 2014 and November 2015, joint bookrunner on Pfizer’s bond offering in May 2014, acting as a financial advisor to Pfizer in connection with its acquisition of Hospira in February 2015, acting as financial advisor to Allergan on the Allergan divestiture transaction, acting as joint bookrunner on Allergan’s equity offering in February 2015, acting as joint bookrunner on Allergan’s convertible preferred offering in February 2015, acting as joint bookrunner on Allergan’s bond offering in March 2015, acting as lead arranger on a credit facility of Actavis Capital SARL in December 2014, acting as lead arranger on two credit facilities of Actavis Capital SARL in March 2015, acting as financial advisor to Allergan in connection with its acquisition of Kythera Biopharmaceuticals in October 2015, acting as financial advisor to Allergan in connection with its acquisition of Legacy Allergan in March 2015, and providing asset management services during such two-year period to Allergan and to Pfizer. For purposes of the preceding sentence, references to transactions involving Allergan include certain transactions effected by Allergan when it was known as Actavis plc. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Allergan and Pfizer, for which it receives customary compensation or other financial benefits, and J.P. Morgan and its affiliates own, in the aggregate, approximately 0.24% of the outstanding capital stock of Allergan on a proprietary basis. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Allergan or Pfizer for their own accounts or for the accounts of their customers and, accordingly, they may at any time hold long or short positions in such securities. During the aforementioned two-year period, the aggregate fees received by J.P. Morgan from Allergan were approximately $362 million and from Pfizer were approximately $21 million, in each case including fees received from predecessor entities and entities that have been acquired by Allergan or Pfizer, as applicable.

Opinion of Morgan Stanley & Co. LLC

The Allergan board of directors retained Morgan Stanley to act as its financial advisor and to provide it with a financial opinion in connection with the transactions contemplated by the merger agreement. Allergan selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the industry, business and affairs of Allergan. At the meeting of the Allergan board of directors on November 21, 2015, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on November 22, 2015, to the Allergan board of directors to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the split exchange ratio (giving effect to the merger and taking into account the share consideration and the cash consideration payable to holders of Pfizer common stock) pursuant to the merger agreement was fair from a financial point of view to the holders of Allergan ordinary shares (other than Pfizer and its affiliates).

The full text of Morgan Stanley’s written opinion to the Allergan board of directors, dated November 22, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex E. The foregoing summary of Morgan Stanley’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion below carefully and in their entirety. Morgan Stanley’s opinion was for the benefit of the Allergan board of directors, in its capacity as such, and addressed only the fairness from a financial point of view of the split exchange ratio (giving effect to the merger and taking into account the share consideration and the cash consideration payable to holders of Pfizer common stock) to the holders of Allergan ordinary shares (other than Pfizer and its affiliates) pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to how Allergan’s shareholders or Pfizer’s stockholders should vote at any special or extraordinary general meeting to be held in connection with the merger and the other transactions contemplated by the merger agreement or whether to take any other action with respect to the merger or any other matter.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Pfizer and Allergan, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Pfizer and Allergan, respectively;

•	reviewed certain financial projections prepared by the managements of Pfizer and Allergan, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of Pfizer and Allergan, respectively;

•	discussed the past and current operations and financial condition and the prospects of Pfizer, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Pfizer;

•	discussed the past and current operations and financial condition and the prospects of Allergan, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Allergan;

•	reviewed the pro forma impact of the merger assuming minimum election to receive the cash consideration on Allergan’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Pfizer common stock and the Allergan ordinary shares;

•	compared the financial performance of Pfizer and Allergan and the prices and trading activity of the Pfizer common stock and the Allergan ordinary shares with that of certain other publicly-traded companies comparable with Pfizer and Allergan, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Pfizer and Allergan and their financial and legal advisors;

•	reviewed a draft of the merger agreement, dated November 22, 2015, along with certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Pfizer and Allergan and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that such financial projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Pfizer and Allergan of the future financial performance of Pfizer and Allergan.

Morgan Stanley was advised by Allergan, and assumed, with Allergan’s consent, that the financial projections concerning Allergan and Pfizer, and the strategic, financial, tax and operational benefits anticipated from the merger by the managements of Allergan and Pfizer, are reasonable bases upon which to evaluate the financial prospects of Allergan and Pfizer, respectively. In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the final merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley, that the merger will be a tax-free reorganization pursuant to Section 368(a) of the Code, and that, following the consummation of the merger, Allergan would not be treated as a U.S. domestic corporation for U.S. tax purposes, under Section 7874 of the Code or otherwise, under U.S. tax law. At Allergan’s direction and with its consent, Morgan Stanley also assumed for purposes of its analyses and its opinion, the completion of the Allergan divestiture transaction prior to the consummation of the merger. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the proposed merger.

Morgan Stanley relied upon, without independent verification, the assessment by the managements of Pfizer and Allergan, respectively, of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of Pfizer and Allergan; (iii) their ability to retain key employees of Pfizer and Allergan, respectively; and (iv) the validity of, and risks associated with, Pfizer’s and Allergan’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Pfizer and Allergan and their legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Allergan’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Allergan ordinary shares in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Pfizer or Allergan, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion is limited to the fairness, from a financial point of view, of the split exchange ratio (giving effect to the merger and taking into account the share consideration and the cash consideration payable to holders of Pfizer common stock) to the holders of Allergan ordinary shares (other than Pfizer and its affiliates). Morgan Stanley’s opinion does not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor does it address the underlying business decision of Allergan to enter into the merger agreement. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Allergan, nor did Morgan Stanley negotiate with any of the parties, other than Pfizer.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Allergan board of directors. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses prepared by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 17, 2015, and is not necessarily indicative of current market conditions.

In performing its financial analyses summarized below and in arriving at its opinion, Morgan Stanley used and relied upon the following financial projections: (1) with respect to Allergan, the projections of Allergan for the calendar years 2016 through 2020 prepared by the management of Allergan and furnished to Morgan Stanley (referred to in “—Opinion of Morgan Stanley” as the “Allergan projections”) and (2) with respect to Pfizer, certain financial projections of Pfizer prepared by the management of Pfizer, which Morgan Stanley used and relied on with the consent of the Allergan board of directors (referred to in this section of the joint proxy statement/prospectus as the Pfizer projections). For more information regarding the Allergan projections, please refer to the section entitled “—Allergan Unaudited Prospective Financial Information” of this joint proxy statement/prospectus). For more information regarding the Pfizer projections, please refer to the section entitled “—Pfizer Unaudited Prospective Financial Information” of this joint proxy statement/prospectus.

For illustrative purposes, the split exchange ratio, when multiplied by the closing price per share of Pfizer common stock on November 17, 2015 of $32.87 and the 30-day volume-weighted average price per share, or VWAP, of Pfizer common stock for the 30-day period ending on such date of $33.97, represents an illustrative implied offer price per Allergan ordinary share of $371.43 and $383.88, respectively, which is used throughout this section of the joint proxy statement/prospectus.

Analyses Related to Allergan

Selected Company Trading Analysis

Morgan Stanley performed a selected company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain publicly available and internal financial information of Allergan with corresponding publicly available financial data for other companies that share certain similar characteristics to Allergan to derive an implied valuation range for Allergan. The following companies were used in this comparison:

•	AbbVie Inc.

•	Amgen Inc.

•	AstraZeneca PLC

•	Bayer AG

•	Biogen Inc.

•	Bristol-Myers Squibb Company

•	Celgene Corporation

•	Eli Lilly and Company

•	Gilead Sciences Inc.

•	GlaxoSmithKline plc

•	Johnson & Johnson

•	Merck & Co. Inc.

•	Novo Nordisk A/S

•	Novartis AG

•	Roche Holding AG

•	Sanofi S.A.

•	Shire plc

The selected companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to Allergan’s. Although none of the selected companies are identical or directly comparable to Allergan, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Morgan Stanley considered similar to those of Allergan’s.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of the selected companies, based on publicly available financial information published by Thomson Reuters: (i) the ratio of closing stock price per share on November 17, 2015 to estimated non-GAAP earnings per share, or EPS, for calendar year 2016 (which is referred to in this section of the joint proxy statement/prospectus as the “2016E P/E Ratio”); and (ii) the ratio of closing stock price per share on November 17, 2015 to estimated non-GAAP EPS for calendar year 2017 (which is referred to in this section of the joint proxy statement/prospectus as the “2017E P/E Ratio”).

Based on the analysis of the relevant metrics for each of the selected companies, Morgan Stanley selected a representative 2016 P/E Ratio reference range of 16.0x to 20.0x and 2017 P/E Ratio reference range of 14.0x to 18.0x and applied these ranges of multiples to Allergan’s estimated EPS for calendar year 2016 and 2017, respectively, based on the Allergan projections. Morgan Stanley selected these representative ranges using its experience and professional judgment and taking into account the Allergan projections and the projected financial performance of the selected companies. Based on this analysis, Morgan Stanley estimated the implied value per Allergan ordinary share as follows:

Estimated Years 2016 and 2017 Metric	Implied Value Per Share Range for Allergan (in each case rounded to the nearest $1.00 per share)
2016E P/E Ratio (16.0-20.0x)	$232 – $291
2017E P/E Ratio (14.0x-18.0x)	$236 – $303

Morgan Stanley compared these ranges of the implied value per Allergan ordinary share to the implied offer price per Allergan ordinary share of (i) $371.43, based on the closing price per share of Pfizer common stock on November 17, 2015 and (ii) $383.88, based on the 30-day VWAP of Pfizer common stock for the 30-day period ending on November 17, 2015.

No company included in the selected company trading analysis is identical or directly comparable to Allergan. In evaluating the selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Allergan. These include, among other things, the impact of competition on the business of Allergan and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Allergan and the industry, and in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected company data.

Discounted Future Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future implied value of a company’s common equity as a function of such company’s estimated future EPS and a potential range of multiples of share price to estimated EPS, or P/E ratios. The resulting values are subsequently discounted to arrive at a range of present values for the company’s implied equity value per share. As part of this analysis, Morgan Stanley calculated an estimated future implied equity value per Allergan ordinary share for as of December 31, 2018 by applying a P/E ratio range of 16.0x to 20.0x to Allergan’s estimated EPS for calendar year 2019 based on the Allergan projections. Morgan Stanley selected such illustrative range of P/E ratios using its experience and professional judgment and taking into account the Allergan projections and the projected financial performance of the selected companies discussed above under “—Selected Company Trading Analysis.” Morgan Stanley then discounted such estimated implied equity value per share for 2018 to December 31, 2015 by applying a range of discount rates of 8.6% to 9.6%, reflecting estimates of the cost of equity for Allergan. Based on this analysis, Morgan Stanley derived a range of implied equity values per Allergan ordinary share, rounded to the nearest whole dollar, of $273 to $350. This range of implied equity values per Allergan ordinary share was compared to the implied offer price per Allergan ordinary share of (i) $371.43, based on the closing price per share of Pfizer common stock on November 17, 2015 and (ii) $383.88, based on the 30-day VWAP of Pfizer common stock for the 30-day period ending on November 17, 2015.

Precedent Premia Paid Analysis

Morgan Stanley performed a precedent premia paid analysis based on publicly available premia of (i) 21 selected precedent stock or cash and stock acquisition transactions that were announced on or after January 1, 2009 with a publicly announced transaction value of more than $25 billion (referred to in this section of the joint proxy statement/prospectus as the “Acquisitions”), and (ii) nine selected precedent merger of equals transactions that were announced on or after January 1, 2000 with a publicly announced transaction value of more than $25 billion (referred to in this section of the joint proxy statement/prospectus as the “MOEs”). Morgan Stanley reviewed the premia paid for the selected precedents and selected a representative range of implied premia of (i) 25%-45% in the case of the Acquisitions, and (ii) 10%-30% in the case of the MOEs, based on its professional judgment, and applied these ranges of premia to Allergan’s estimated 30-day VWAP of $271.09 on October 28, 2015, the day prior to the date on which the companies publicly confirmed that they were engaged in preliminary friendly discussions regarding a potential business combination, as required by the Irish Takeover Rules. Based on this analysis, Morgan Stanley derived a range of implied equity values for Allergan, rounded to the nearest whole dollar, of (i) in the case of the Acquisitions, $339 per share to $393 per share, and (ii) in the case of the MOEs, $298 per share to $352 per share. This range of implied equity values per Allergan ordinary share was compared to the implied offer price per Allergan ordinary share of (i) $371.43, based on the closing price per share of Pfizer common stock on November 17, 2015 and (ii) $383.88, based on the 30-day VWAP of Pfizer common stock for the 30-day period ending on November 17, 2015.

No company or transaction used in the precedent transactions/premia paid analysis is identical or directly comparable to Allergan or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of Allergan. These include, among other things relating to applicable industry performance and business, market and financial conditions in general, the impact of competition on the business of Allergan and the applicable industry generally, applicable industry growth, and the absence of any adverse material change in the financial condition and prospects of Allergan and the applicable industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows of such company over a projections period and a terminal value of such company based on the estimated present value of all future cash flows for periods beyond the projections period. Morgan Stanley calculated a range of implied equity values per share for Allergan based on discounted cash flow analyses as of December 31, 2015 utilizing the Allergan projections. In arriving at the estimated implied equity values per Allergan ordinary share, Morgan Stanley calculated the sum of the five year discounted cash flow and terminal value of Allergan. The terminal value was calculated by applying a range of perpetual free cash flow growth rates ranging from 0.50% to 2.00%. The unlevered free cash flows (which, for Allergan, is defined as earnings before interest and tax, plus depreciation, less capital expenditures, less changes in net working capital and certain other one-time cash charges) and the terminal value were then discounted to present value by using a mid-year discounting convention and applying a range of discount rates of 7.3% to 8.1%. Such range of discount rates, reflecting estimates of Allergan’s weighted average cost of capital and assumed cost of equity using a capital asset pricing model, was derived by Morgan Stanley using its experience and professional judgment. Based on the calculations set forth above and the Allergan projections, this analysis implied a value range per Allergan ordinary share, rounded to the nearest whole dollar, of approximately $311 to $434. This range was compared to the implied offer price per Allergan ordinary share of (i) $371.43, based on the closing price per share of Pfizer common stock on November 17, 2015 and (ii) $383.88, based on the 30-day VWAP of Pfizer common stock for the 30-day period ending on November 17, 2015.

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of Allergan ordinary shares for the 52-week period ending November 17, 2015 and noted that, during such period the highest closing price for Allergan ordinary shares was $340.34 per share and the lowest closing price for Allergan ordinary shares was $237.50 per share. Morgan Stanley also noted that the closing price for Allergan ordinary shares on October 28, 2015, was $287.20 per share.

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed select undiscounted price targets per share of Allergan ordinary shares prepared and published by certain equity research analysts during the time period from September 29, 2015 to November 17, 2015. These targets reflect each analyst’s estimate of the future public market-trading price per share of Allergan ordinary shares. In order to better compare the equity research analysts’ stock price targets with the price and effective offer price for Allergan ordinary shares, Morgan Stanley discounted such future stock price targets to present value by 12 months by applying a discount rate of 9.1%, which discount rate was selected based on Allergan’s assumed cost of equity. This analysis indicated an implied range of equity values for Allergan ordinary shares of (i) $308 per share to $400 per share, based on the undiscounted future value, and (ii) $282 per share to $367 per share, discounted to present value, in each case rounded to the nearest whole dollar.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Allergan ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Allergan and future financial market conditions.

Analyses Related to Pfizer

Selected Company Trading Analysis

Morgan Stanley performed a selected company trading analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain publicly available and internal financial information of Pfizer with corresponding publicly available financial data for other companies that shared certain similar characteristics to Pfizer to derive an implied valuation range for Pfizer. The companies used in this comparison consist of the same list of selected companies as used in the Selected Company Trading Analysis of Allergan.

The selected companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to Pfizer’s. Although none of the selected companies are identical or directly comparable to Pfizer, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Morgan Stanley considered similar to those of Pfizer’s.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of the selected companies based on publicly available financial information published by Thomson Reuters: (i) the 2016E P/E Ratio, and (ii) the 2017E P/E Ratio.

Based on the analysis of the relevant metrics for each of the selected companies, Morgan Stanley selected a representative 2016E P/E ratio reference range of 14.0x to 16.0x and 2017E P/E Ratio reference range of 13.0x to 15.0x and applied these ranges of multiples to Pfizer’s estimated EPS for calendar year 2016 and 2017, respectively, based on the Pfizer projections. Morgan Stanley selected these representative ranges using its experience and professional judgment and taking into account the Pfizer projections and the projected financial performance of the selected companies. Based on this analysis, Morgan Stanley estimated the implied value per share of Pfizer common stock as follows:

Estimated 2016 and 2017 Metric	Implied Value Per Share Range for Pfizer (in each case rounded to the nearest $1.00 per share)
2016E P/E Ratio (14.0x – 16.0x)	$33 – $38
2017E P/E Ratio (13.0x – 15.0x)	$32 – $37

Morgan Stanley compared these ranges of the implied value per share of Pfizer common stock to (i) the closing price per share of Pfizer common stock on October 28, 2015 of $35.45, (ii) the closing price per share of Pfizer common stock on November 17, 2015 of $32.87, and (iii) the 30-day VWAP of Pfizer common stock for the 30-day period ending on November 17, 2015 of $33.97.

No company included in the selected company trading analysis is identical or directly comparable to Pfizer. In evaluating the selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Pfizer. These include, among other things, the impact of competition on the business of Pfizer and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Pfizer and the industry, and in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using selected company data.

Discounted Future Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future implied value of a company’s common equity as a function of such company’s estimated future EPS and a potential range of P/E ratios. The resulting values are subsequently discounted to arrive at a range of present values for the company’s implied equity value per share. As part of this analysis, Morgan Stanley calculated an estimated future implied equity value per share of Pfizer common stock as of December 31, 2018 by applying a P/E ratio range of 14.0x to 16.0x to Pfizer’s estimated EPS for calendar year 2019 based on the Pfizer projections. Morgan Stanley selected such illustrative range of P/E ratios using its experience and professional judgment and taking into account the Pfizer projections and the projected financial performance of the selected companies discussed above under “—Selected Company Trading Analysis.” Morgan Stanley then discounted such estimated implied equity values per share for 2018 to December 31, 2015 by applying a range of discount rates of 7.0% to 8.0%, reflecting estimates of the cost of equity for Pfizer. Based on this analysis, Morgan Stanley derived a range of implied equity value of $33 to $38 per share of Pfizer common stock (in each case rounded to the nearest whole dollar). This range of implied equity values per share of Pfizer common stock was compared to (i) the closing price per share of Pfizer common stock on October 28, 2015 of $35.45, (ii) the closing price per share of Pfizer common stock on November 17, 2015 of $32.87, and (iii) the 30-day VWAP of Pfizer common stock for the 30-day period ending on November 17, 2015 of $33.97.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows of such company over a projections period and a terminal value of such company based on the estimated present value of all future cash flows for periods beyond the projections period. Morgan Stanley calculated a range of implied equity values per common share for Pfizer based on discounted cash flow analyses as of December 31, 2015 utilizing the Pfizer projections. In arriving at the estimated implied equity values per common stock for Pfizer, Morgan Stanley calculated the sum of the five year discounted cash flows and terminal value of Pfizer. The terminal value was calculated by applying a range of perpetual free cash flow growth rates ranging from (1.00)% to 0.50%. The unlevered free cash flows (which, for Pfizer, is defined as earnings before interest and tax, plus depreciation, less capital expenditures, less changes in net working capital and certain other one-time cash charges) and the terminal value were then discounted to present value by using a mid-year discounting convention and applying a range of discount rates of 6.5% to 7.3%. Such range of discount rates, reflecting estimates of Pfizer’s weighted average cost of capital and assumed cost of equity using a capital asset pricing model, was derived by Morgan Stanley using its experience and professional judgment. Based on the calculations set forth above, and the Pfizer projections utilized by Morgan Stanley, this analysis implied a value range per share of Pfizer’s common stock, rounded to the nearest whole dollar, of approximately $33 to $44 per share. This range was compared to (i) the closing price per share of Pfizer common stock on October 28, 2015 of $35.45, (ii) the closing price per share of Pfizer common stock on November 17, 2015 of $32.87, and (iii) the 30-day VWAP of Pfizer common stock for the 30-day period ending on November 17, 2015 of $33.97.

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of shares of Pfizer common stock for the 52-week period ending November 17, 2015 and noted that, during such period, the highest closing price for shares of Pfizer common stock was $36.46 per share and the lowest closing price for shares of Pfizer common stock was $28.47 per share. Morgan Stanley also noted that the closing price for shares of Pfizer common stock on October 28, 2015 was $35.45 per share.

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed select undiscounted price targets per share of Pfizer common stock prepared and published by certain equity research analysts during the time period from October 22, 2015 to November 16, 2015. These targets reflect each analyst’s estimate of the future public market-trading price per share of Pfizer common stock. In order to better compare the equity research analysts’ stock price targets with the price of Pfizer common stock, Morgan Stanley discounted such future stock price targets by 12 months by applying a discount rate of 7.5%, which discount rate was selected based on Pfizer’s assumed cost of equity. This analysis indicated an implied range of equity values for Pfizer common stock of (i) $34 per share to $52 per share, based on the undiscounted future value, and (ii) $32 per share to $48 per share, discounted to present value, in each case rounded to the nearest whole dollar.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Pfizer common stock and these estimates are subject to uncertainties, including the future financial performance of Pfizer and future financial market conditions.

Analyses Related to Implied Share Split Ratio

Implied Share Split Ratio

Morgan Stanley used the results of its Selected Company Trading Analysis, Discounted Future Equity Value Analysis, Discounted Cash Flow Analysis and Equity Research Analyst’s Price Targets analysis (accounting for both future and present value) of each of Allergan and Pfizer to create a series of implied share split ratios for each metric (determined by dividing the low end of the implied equity value per share of Allergan for each metric by the low end of the implied equity value per share of Pfizer for the same metric and the high end of the implied equity value per share of Allergan for such metric by the high end of the implied equity value per share of Pfizer for the same metric as of October 28, 2015). Based on this analysis, Morgan Stanley derived the following ranges of implied share split ratios for the relevant metrics as noted below and compared it against, among other things, the unaffected exchange ratio of 8.1x and split exchange ratio of 11.3x:

Metric	Implied Share Split Ratio
Selected Company Trading Analysis (2016E)	7.0x – 7.7x
Selected Company Trading Analysis (2017E)	7.4x – 8.2x
Discounted Future Equity Value Analysis	8.3x – 9.2x
Discounted Cash Flow Analysis	9.4x – 9.9x
Equity Research Analyst’s Price Targets (Future Value)	7.7x – 9.1x
Equity Research Analyst’s Price Targets (Present Value)	7.6x – 8.8x

Other Considerations

In connection with the review of the transactions contemplated by the merger agreement by the Allergan board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Allergan or Pfizer.

In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of Allergan and Pfizer. These include, among other things, the impact of competition on the businesses of Allergan, Pfizer and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Allergan, Pfizer and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the split exchange ratio (giving effect to the merger and taking into account the share consideration and the cash consideration payable to holders of Pfizer common stock) pursuant to the merger agreement to the holders of Allergan ordinary shares (other than Pfizer and its affiliates). These analyses do not purport to be appraisals or to reflect the prices at which shares of Allergan ordinary shares, Pfizer common stock or the combined company might actually trade.

The split exchange ratio was determined through arm’s-length negotiations between Allergan and Pfizer and was approved by the Allergan board of directors. Morgan Stanley acted as financial advisor to the Allergan board of directors during these negotiations but did not, however, recommend any specific share split ratio to Allergan, nor opine that any specific share split ratio constituted the only appropriate share split ratio in connection with the transactions contemplated by the merger agreement. In addition, Morgan Stanley’s opinion does not address the prices at which the Allergan ordinary shares or the combined company shares will trade following consummation of the merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how Allergan’s shareholders or Pfizer’s stockholders should vote at any special or extraordinary general meeting to be held in connection with the merger and the other transactions contemplated by the merger agreement.

Morgan Stanley’s opinion and its presentation to the Allergan board of directors was one of many factors taken into consideration by the Allergan board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the recommendation of the Allergan board of directors with respect to the consideration or of whether the Allergan board of directors would have been willing to agree to a different merger consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley acted as financial advisor to the Allergan board of directors in connection with the merger and, under the terms of its engagement letter, received $5 million upon the announcement of the merger for serving in this capacity. In addition, Morgan Stanley will be entitled to receive approximately $60 million upon the consummation of the merger for serving in this capacity. Further, in the event the merger is not consummated and Allergan receives any payment from Pfizer in an amount that exceeds $1 billion pursuant to the termination provisions contained in the merger agreement (not including any payment that represents a reimbursement of expenses), Allergan will pay Morgan Stanley a termination fee in an amount equal to $20 million (less any other fees already paid by Allergan including the announcement fee). No such termination fee will be paid if a transaction fee is paid. Allergan has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services, including fees of outside counsel and other professional advisors. In addition, Allergan has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. From October 1, 2013 to the date of its opinion, in addition to the services provided in connection with the merger and its opinion, Morgan Stanley and its affiliates have received aggregate fees of approximately $76 million for financial advisory and financing services provided to Allergan (including financial advisory fees from Forest Laboratories Inc. relating to the acquisition of Aptalis Pharma, and financing fees from Actavis plc, Allergan plc, Forest Laboratories Inc. and Warner Chilcott plc). During the same period, Morgan Stanley and its affiliates have received aggregate fees of approximately $69 million for financial advisory and financing services provided to Pfizer (the majority of which relate to fees from Hospira in Morgan Stanley’s capacity as financial advisor to Hospira in its sale to Pfizer). Morgan Stanley may also seek to provide such services to Allergan and Pfizer and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Allergan, Pfizer, or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.

Pfizer Unaudited Prospective Financial Information

Pfizer does not publicly disclose long-term projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Pfizer does not endorse the unaudited prospective financial information as a reliable indication of future results. Pfizer is including certain unaudited prospective financial information in this joint proxy statement/prospectus solely because it was among the financial information made available to the Pfizer board of directors, Pfizer’s financial advisors, Allergan and/or Allergan’s financial advisors in connection with their respective evaluations of the merger and the other transactions contemplated by the merger agreement. The unaudited prospective financial information is not being included in this joint proxy statement/prospectus in order to influence any Pfizer stockholder or Allergan shareholder to make an investment decision with respect to the merger, including whether or not to seek appraisal rights with respect to shares of Pfizer common stock or Pfizer preferred shares held by Pfizer stockholders, or to influence any Pfizer stockholder or Allergan shareholder as to how such stockholder or shareholder should vote or act with respect to the merger or the other transactions contemplated by the merger agreement, including the election of cash consideration or share consideration, or any other matter. The unaudited prospective financial information presented below was prepared by Pfizer’s management for internal planning purposes in November 2015. The unaudited prospective financial information was based solely upon information available to Pfizer’s management at the time of its preparation. The unaudited prospective financial information was based on estimates and assumptions made by Pfizer management in November 2015 and speaks only as of that time. Pfizer has not updated the unaudited prospective financial information included in this joint proxy statement/prospectus and does not intend to do so.

The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that any of Pfizer, Allergan, Merger Sub, or their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events, and it should not be relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Pfizer stockholders and Allergan shareholders are urged to review the SEC filings of Pfizer incorporated by reference into this joint proxy statement/prospectus for a description of risk factors with respect to the business of Pfizer. See “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Pfizer nor any other independent accountants have audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information, and accordingly, neither the independent registered public accounting firm of Pfizer nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto. The report of the independent registered public accounting firm of Pfizer contained in the Annual Report of Pfizer on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Pfizer. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not necessarily reflect Pfizer’s current estimates and does not take into account any circumstances or events occurring after the date it was prepared, and some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In particular, the unaudited prospective financial information set forth below does not give effect to the merger nor does it take into account the effect of any failure of the merger to occur, and should not be viewed as accurate in those contexts.

The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Pfizer, Allergan or Merger Sub that it is viewed by Pfizer, Allergan or Merger Sub as material information of Pfizer, and in fact, none of Pfizer, Allergan or Merger Sub view the unaudited prospective financial information as material because of the inherent risks and uncertainties associated with such long-term projections. The unaudited prospective financial information should be evaluated in conjunction with the historical financial statements and other information regarding Pfizer contained in this joint proxy statement/prospectus and Pfizer’s public filings with the SEC.

The following table presents selected unaudited prospective financial data:

Fiscal Year Ended 12/31	2016E	2017E	2018E	2019E	2020E
Revenue (in billions)	$52.1	$53.4	$54.5	$55.0	$56.3
Adjusted EBITDA(1),(2) (in billions)	$22.0	$22.1	$22.7	$23.6	$24.3
Adjusted diluted EPS(2),(3) (in dollars per share)	$2.36	$2.46	$2.56	$2.68	$2.75

(1)	As used in this section of the joint proxy statement/prospectus, adjusted EBITDA is defined as an amount equal to U.S. GAAP net income attributable to Pfizer for such period excluding: (i) purchase accounting adjustments, (ii) acquisition-related costs, (iii) discontinued operations, (iv) certain significant items, (v) interest income, (vi) interest expense, (vii) provision for taxes on income and (viii) depreciation and amortization expenses. See the “Adjusted Income” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Pfizer’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, for descriptions of purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items.
(2)	As described under the “Adjusted Income” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Pfizer’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, management uses adjusted income, among other factors, to set performance goals and to measure the performance of the overall company. The adjusted income and its components and adjusted diluted EPS measures are non-GAAP financial measures and are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS.
(3)	As used in this section of the joint proxy statement/prospectus, adjusted diluted EPS is defined as U.S. GAAP diluted EPS for such period excluding: (i) purchase accounting adjustments, (ii) acquisition-related costs, (iii) discontinued operations and (iv) certain significant items. See the “Adjusted Income” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Pfizer’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, for descriptions of purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items.

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Pfizer. At the time the unaudited prospective financial information was prepared, Pfizer’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited prospective financial information, Pfizer made assumptions regarding, among other things, pricing and volume of products sold, production costs, interest rates, corporate financing activities, including the amount and timing of the issuance of debt, the timing and amount of equity issuances, the effective tax rate, the regulatory and legal environment in which Pfizer operates, the amount of general and administrative costs, Pfizer’s anticipated acquisition or disposition activities, assumed prevailing foreign exchange rates, a fully diluted share count of approximately 6 billion and the impact of expected generic competition for certain products that have recently lost or are anticipated to soon lose patent protection or regulatory exclusivity, including, among others, Zyvox in major European markets in January 2016, Vfend in major European markets and Japan in 2016, Pristiq in the U.S. in March 2017 and Viagra in the U.S. in late 2017.

The unaudited prospective financial information constitutes forward-looking statements and no assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, future tax rates and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Pfizer and/or Allergan and will be beyond the control of the combined company. In addition, the unaudited prospective financial information will be affected by Pfizer’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is consummated.

Pfizer stockholders and Allergan shareholders are urged to review Pfizer’s most recent SEC filings for a description of Pfizer’s results of operations and financial condition and capital resources during 2014 and 2015, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Pfizer’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus.

In light of, among other matters, the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the unaudited prospective financial information included in this joint proxy statement/prospectus. No representation is made by Pfizer, Allergan, Merger Sub, their respective financial advisors or any other person to any Pfizer stockholder or any Allergan shareholder regarding the ultimate performance of Pfizer compared to the information included in the above unaudited prospective financial information. In particular, Pfizer has made no representation to Allergan or any other person (in the merger agreement or otherwise) concerning the unaudited prospective financial information. None of Pfizer, Allergan, Merger Sub, or any of their respective financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the unaudited prospective financial information included in this joint proxy statement/prospectus. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such unaudited prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

PFIZER DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Allergan Unaudited Prospective Financial Information

Allergan does not publicly disclose long-term projections as to future performance, revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Allergan does not endorse the unaudited prospective financial information as a reliable indication of future results. Allergan is including certain unaudited prospective financial information in this joint proxy statement/prospectus solely because it was among the financial information made available to the Allergan board of directors, Allergan’s financial advisors, Pfizer and Pfizer’s financial advisors in connection with their respective evaluations of the merger and the other transactions contemplated by the merger agreement. The unaudited prospective financial information is not being included in this joint proxy statement/prospectus in order to influence any Allergan shareholder or Pfizer stockholder to make an investment decision with respect to the merger, including whether or not to seek appraisal rights with respect to shares of Pfizer common stock or Pfizer preferred shares held by Pfizer stockholders, or to influence any Allergan shareholder or Pfizer stockholder as to how such shareholder or stockholder should vote or act with respect to the merger or the other transactions contemplated by the merger agreement or any other matter. The unaudited prospective financial information presented below was prepared by Allergan’s management in the fourth quarter of 2015 for internal planning purposes and in connection with the process leading to execution of the merger agreement. The unaudited prospective financial information was based solely upon information available to Allergan’s management at the time of its preparation. The unaudited prospective financial information was based on estimates and assumptions made by Allergan management in the fourth quarter of 2015 and speaks only as of that time. Allergan has not updated the unaudited prospective financial information included in this joint proxy statement/prospectus and does not intend to do so.

The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that any of Allergan, Merger Sub, Pfizer or their respective financial advisors or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events, and it should not be relied upon as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Allergan shareholders and Pfizer stockholders are urged to review the SEC filings of Allergan, which are incorporated by reference into this joint proxy statement/prospectus, and the SEC filings of certain companies acquired by Allergan, in each case for a description of risk factors with respect to the business of Allergan. See “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Allergan nor any other independent accountants have audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information, and accordingly, neither the independent registered public accounting firm of Allergan nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto. The report of the independent registered public accounting firm of Allergan contained in the Annual Report of Allergan on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Allergan. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not necessarily reflect Allergan’s current estimates and does not take into account any circumstances or events occurring after the date it was prepared, and some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since such date. In particular, the unaudited prospective financial information set forth below does not give effect to the merger nor does it take into account the effect of any failure of the merger to occur, and should not be viewed as accurate in those contexts.

The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Allergan, Merger Sub or Pfizer that it is viewed by Allergan, Merger Sub or Pfizer as material information of Allergan, and in fact, none of Allergan, Merger Sub or Pfizer view the unaudited prospective financial information as material because of the inherent risks and uncertainties associated with such long-term projections. The unaudited prospective financial information should be evaluated in conjunction with the historical financial statements and other information regarding Allergan contained in this joint proxy statement/prospectus and Allergan’s public filings with the SEC.

The following table presents selected unaudited prospective financial data(1):

Fiscal Year Ended 12/31	2016E	2017E	2018E	2019E	2020E
Revenue (in billions)	$17.176	$18.918	$20.824	$22.870	$25.098
Adjusted EBITDA (in millions)(2)	$8,258	$9,383	$10,639	$12,012	$13,439
Non-GAAP EPS (in dollars per share)(3)	$14.53	$16.86	$19.54	$22.40	$25.47

(1)	The unaudited prospective financial data was prepared based on the assumption that the Allergan divestiture transaction closed on December 31, 2015.

(2)	As used in this section of this joint proxy statement/prospectus, Adjusted EBITDA is defined as an amount equal to consolidated net (loss) / income for such period adjusted for the following: (i) interest expense, (ii) interest income, (iii) (benefit) / provision for income taxes, (iv) depreciation and amortization expenses, (v) stock-based compensation expense, (vi) asset impairment charges and losses / (gains) and expenses associated with the sale of assets, including the exclusion of discontinued operations, (vii) business restructuring charges associated with Allergan’s Global Supply Chain and Operational Excellence Initiatives or other restructurings of a similar nature, (viii) costs and charges associated with the acquisition of businesses and assets including, but not limited to, milestone payments, integration charges, other charges associated with the revaluation of assets or liabilities and charges associated with the revaluation of acquisition related contingent liabilities that are based in whole or in part on future estimated cash flows, (ix) litigation charges and settlements and (x) other unusual charges or expenses.
(3)	As used in this section of this joint proxy statement/prospectus, Non-GAAP EPS is defined as consolidated net (loss) / income per share for such period adjusted for the following net of tax impacts per share: (i) amortization expenses, (ii) global supply chain initiative, (iii) acquisition and licensing, (iv) accretion on contingent liabilities, (v) impairment/asset sales and related costs, including the exclusion of discontinued operations, (vi) legal settlements and (vii) other unusual charges or expenses.

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Allergan. At the time the unaudited prospective financial information was prepared, Allergan’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited prospective financial information, Allergan made assumptions regarding, among other things, pricing and volume of products sold, production costs, interest rates, corporate financing activities, including amount and timing of the issuance of debt, the timing and amount of equity issuances, the effective tax rate, the regulatory and legal environment in which Allergan operates, the amount of general and administrative costs and Allergan’s anticipated acquisition or disposition activities.

The unaudited prospective financial information constitutes forward-looking statements and no assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, future tax rates and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Allergan and/or Pfizer and will be beyond the control of the combined company. In addition, the unaudited prospective financial information will be affected by Allergan’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is consummated.

Pfizer stockholders and Allergan shareholders are urged to review Allergan’s most recent SEC filings for a description of Allergan’s results of operations and financial condition and capital resources during 2014 and 2015, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Allergan’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus.

In light of, among other matters, the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the unaudited prospective financial information included in this joint proxy statement/prospectus. No representation is made by Allergan, Merger Sub, Pfizer, their respective financial advisors or any other person to any Pfizer stockholder or any Allergan shareholder regarding the ultimate performance of Allergan compared to the information included in the above unaudited prospective financial information. In particular, Allergan has made no representation to Pfizer or any other person (in the merger agreement or otherwise) concerning the unaudited prospective financial information. None of Allergan, Merger Sub, Pfizer or any of their respective financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the unaudited prospective financial information included in this joint proxy statement/prospectus. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such unaudited prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

ALLERGAN DOES NOT INTEND TO, AND DISCLAIMS ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Board of Directors and Management after Consummation of the Merger

Pursuant to the merger agreement, effective as of the effective time, the combined company board of directors will be comprised of a total of 15 directors, 11 of whom will be the directors from the Pfizer board of directors prior to the closing of the merger and four of whom will be directors from the Allergan board of directors prior to the closing of the merger, including Paul M. Bisaro, the current Executive Chairman of Allergan, and Brenton L. Saunders, the current Chief Executive Officer and President of Allergan, with the remaining two directors to be mutually agreed between Pfizer and Allergan. See “Certain Governance Matters Following the Merger—Combined Company Board of Directors.”

In addition, pursuant to the merger agreement, as of the effective time, Ian C. Read, the current Chairman and Chief Executive Officer of Pfizer, will become the Chairman and Chief Executive Officer of the combined company, and Brenton L. Saunders, the current Chief Executive Officer and President of Allergan, will be the President and Chief Operating Officer of the combined company. See “Certain Governance Matters Following the Merger—Combined Company Officers.”

Interests of the Pfizer Directors and Executive Officers in the Merger

In considering the recommendation of the Pfizer board of directors with respect to the merger, Pfizer stockholders should be aware that the executive officers and directors of Pfizer have certain interests in the merger that may be different from, or in addition to, the interests of Pfizer stockholders generally. The Pfizer board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that Pfizer stockholders vote to approve the Pfizer merger proposal. A future amendment to this joint proxy statement/prospectus will disclose, in accordance with SEC requirements, information regarding any interests that the executive officers and directors of Pfizer might have in the merger that may be different from, or in addition to, the interests of Pfizer stockholders generally.

Interests of the Allergan Directors and Executive Officers in the Merger

In considering the recommendation of the Allergan board of directors with respect to the merger, Allergan shareholders should be aware that the executive officers and directors of Allergan have certain interests in the merger that may be different from, or in addition to, the interests of Allergan shareholders generally. The Allergan board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and in making its recommendation that Allergan shareholders vote to approve the Allergan proposals. A future amendment to this joint proxy statement/prospectus will disclose, in accordance with SEC requirements, information regarding any interests that the executive officers and directors of Allergan might have in the merger that may be different from, or in addition to, the interests of Allergan shareholders generally.

Regulatory Approvals Required for the Merger

United States Antitrust

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the transaction cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and all applicable waiting periods have expired or been terminated.

On January 27, 2016, each of Pfizer and Allergan filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. Prior to the expiration of the initial 30-day waiting period, on February 26, 2016, Allergan withdrew its Pre-Merger Notification and Report Form. Allergan promptly refiled on February 29, 2016, which initiated a new 30-day waiting period. Pfizer and Allergan intend to cooperate fully with the FTC. While we believe that HSR clearance will ultimately be obtained, this clearance is not assured.

Other Regulatory Approvals

Pfizer and Allergan derive revenues in other jurisdictions where regulatory filings or clearances are or may be required, including Australia, Brazil, Canada, China, the European Union, India and Japan. The transaction cannot be consummated until the closing conditions relating to applicable filings and clearances under antitrust laws have been satisfied or waived. Apart from these closing conditions, additional filings and regulatory reviews in other jurisdictions must occur. Pfizer and Allergan are in the process of filing notices and applications to satisfy the filing requirements and to obtain the necessary regulatory clearances. Although Pfizer and Allergan believe that they will be able to complete all filings and to obtain the requisite regulatory clearances in a timely manner, they cannot be certain when or if they will do so, or if any clearances will contain terms, conditions, or restrictions that will be detrimental to or adversely affect Pfizer, Allergan, the combined company or their respective subsidiaries after the consummation of the merger.

Dividend Policy

Pfizer currently pays a quarterly dividend on shares of Pfizer common stock, and last paid a quarterly dividend on March 2, 2016 of $0.30 per share of Pfizer common stock. Under the terms of the merger agreement, during the period following the execution of the merger agreement until the earlier of the effective time or the date on which the merger agreement is otherwise terminated, Pfizer will not, and will not permit any of its subsidiaries (other than its wholly owned subsidiaries) to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock, except that (i) Pfizer may continue to pay regular quarterly cash dividends on the Pfizer common stock and Pfizer equity awards of not more than $0.28 per share per quarter (subject to annual adjustment in a manner consistent with past practice by the Pfizer board of directors) consistent with past practice as to timing of declaration, record date and payment date, (ii) Pfizer may pay dividends on the Pfizer preferred shares to the extent required by the certificate of designations for such Pfizer preferred shares, and (iii) Pfizer may pay dividends and distributions if paid or made on a pro rata basis by its subsidiaries in the ordinary course consistent with past practice.

Allergan has not paid any cash dividends on the Allergan ordinary shares since its initial public offering in February 1993. Under the terms of the merger agreement, during the period following the execution of the merger agreement until the earlier of the effective time or the date on which the merger agreement is otherwise terminated, Allergan will not, and will not permit any of its subsidiaries to authorize or pay any dividend or make any distribution with respect to its outstanding shares of capital stock, except (i) cash dividends and distributions (a) paid or made on a pro rata basis by its subsidiaries in the ordinary course consistent with past practice (unless any such dividend or distributions would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger) or (b) to the extent declared by the Allergan board of directors and payable pursuant to the designations of terms of the Allergan preferred shares or (ii) dividends and distributions paid or made by a wholly owned Allergan subsidiary (unless any such dividend or distribution would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger).

Following the merger, any former Pfizer stockholder who continues to hold combined company ordinary shares into which Pfizer common stock has been converted in connection with the merger will receive whatever dividends are declared and paid on combined company ordinary shares after consummation of the merger. However, no dividend or other distribution having a record date after consummation of the merger will actually be paid with respect to any combined company ordinary shares into which Pfizer common stock has been converted in connection with the merger until the certificates formerly representing shares of Pfizer common stock have been surrendered (or the book-entry shares formerly representing shares of Pfizer common stock have been transferred), at which time any accrued dividends and other distributions on those combined company ordinary shares will be paid without interest. Following the merger, any existing Allergan shareholder who continues to hold combined company ordinary shares will receive whatever dividends are declared and paid on combined company ordinary shares after consummation of the merger, if any. There can be no assurance that any future dividends will be declared or paid by the combined company or as to the amount or timing of those dividends, if any.

Listing of Combined Company Ordinary Shares

It is a condition to closing of the merger that the combined company ordinary shares to be issued in the merger are approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time. It is expected that, following the merger, the combined company ordinary shares will trade on the NYSE under the ticker “PFE.”

Delisting and Deregistration of Pfizer Common Stock

Following the merger, it is expected that Pfizer common stock will be delisted from the NYSE, the London Stock Exchange and the Swiss SIX Stock Exchange and deregistered under the Exchange Act and cease to be publicly traded.

Transaction-Related Costs

Pfizer and Allergan currently estimate that, upon the effective time, transaction-related costs incurred by the combined company, including fees and expenses relating to the merger, will be approximately $[        ].

Accounting Treatment of the Merger

The combined company will account for the acquisition pursuant to the merger agreement using the acquisition method of accounting in accordance with GAAP. The combined company will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

Generally accepted accounting principles require that one of Pfizer or Allergan be designated as the acquirer for accounting purposes based on the evidence available. Pfizer will be treated as the acquiring entity for accounting purposes, while Allergan is the acquiring entity from a legal perspective. In identifying Pfizer as the acquiring entity, the companies took into account a variety of factors, including, but not limited to, the structure of the merger and the other transactions contemplated by the merger agreement, relative outstanding share ownership, the composition of the combined company board of directors and the designation of certain senior management positions of the combined company. Accordingly, the historical financial statements of Pfizer will become the historical financial statements of the combined company.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present, which may occur more frequently than on an annual basis.

The allocation of the purchase price to the assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Pfizer management believes are reasonable based on currently available information as of the date of this filing. Due to the preliminary nature of this valuation, certain asset or liability values are based on a preliminary assessment using data available to Pfizer management at the time of this filing for purposes of the unaudited pro forma condensed combined financial statements. Upon consummation of the merger, such valuation will be finalized, with the final purchase price and fair value assessment of assets and liabilities based on a detailed analysis that has not yet been completed.

Resale of Combined Company Ordinary Shares

All combined company ordinary shares received by Pfizer stockholders as consideration in the merger will be freely tradable for purposes of the Securities Act, except for combined company ordinary shares received by any person who is deemed an “affiliate” of the combined company at the time of the closing of the merger. Securities held by an affiliate of the combined company may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This joint proxy statement/prospectus does not cover resales of combined company ordinary shares received upon completion of the merger by any person, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

This section describes material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the merger agreement that might be important to you in determining how to vote. We urge you to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. The representations, warranties and covenants made in the merger agreement by Pfizer, Allergan and Merger Sub were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Pfizer, Allergan and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, are qualified by certain matters contained in certain reports publicly filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Pfizer and Allergan delivered to each other in connection with the merger agreement, which disclosures were not included in the merger agreement attached to this joint proxy statement/prospectus as Annex A. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus, the documents incorporated by reference into this joint proxy statement/prospectus, and reports, statements and filings that Pfizer and Allergan file with the SEC from time to time. See “Where You Can Find More Information.”

Merger Agreement

Under the terms of the merger agreement, the businesses of Pfizer and Allergan will be combined under a single company. The merger is structured as a “reverse merger,” in which the existing Allergan entity will become the parent entity of the combined company. Specifically, pursuant to the merger agreement, Merger Sub will merge with and into Pfizer, with Pfizer surviving as a wholly owned subsidiary of Allergan. Subject to approval of the Allergan name change proposal by Allergan shareholders at the Allergan EGM and the approval of the Registrar of Companies of Ireland, Allergan will change its name to “Pfizer plc.” Following the merger, the Pfizer common stock will be delisted from the NYSE, the London Stock Exchange and the Swiss SIX Stock Exchange and deregistered under the Exchange Act and cease to be publicly traded. The combined company ordinary shares are expected to trade on the NYSE using the current Pfizer ticker symbol “PFE.”

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to by Pfizer and Allergan, the closing of the merger will take place at 9:00 a.m., New York City time, on the business day after the satisfaction or waiver of the last of the conditions to consummate the merger (other than any such conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions) (described under “—Conditions to the Consummation of the Merger”). The merger will be effective when Allergan and Pfizer duly file a certificate of merger with the Secretary of State of the State of Delaware, or at such later time and date as specified in the certificate of merger. The time at which the merger becomes effective is referred to as the “effective time.”

Assuming timely satisfaction of the necessary closing conditions, the closing of the merger is expected to occur in the second half of 2016. However, as the merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions described in the merger agreement, it is possible that factors outside the control of Pfizer and Allergan could result in the merger being consummated at a later time or not at all.

Consideration to Pfizer Stockholders

Pfizer Common Stock

In the merger, each share of Pfizer common stock issued and outstanding immediately prior to the effective time (other than (i) such shares owned by Pfizer, Allergan or Merger Sub, (ii) dissenting shares, and (iii) such shares owned by subsidiaries of Pfizer immediately prior to the effective time) will be converted into the right to receive, at the election of its holder and subject to the proration procedures described below, either:

•	one combined company ordinary share; or

•	an amount in cash, without interest, equal to the volume-weighted average price per share of Pfizer common stock on the NYSE on the trading day immediately preceding the date of consummation of the merger based upon all NYSE trades in such shares during the primary trading session on the NYSE beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), taking into account any adjustments made to reported trades at or prior to 4:10 p.m., New York City time but excluding any after-market trades, as reported by Bloomberg L.P. (or any other recognized quotation source selected by Pfizer in its sole discretion if such source is not available or is manifestly erroneous) (such amount, the “per share cash amount”).

Any Pfizer stockholder may contact [        ] at [        ] to obtain the volume weighted average price of Pfizer common stock for the trading day immediately preceding the date on which the stockholder contacts [        ].

Pfizer Preferred Shares

In the merger, each Pfizer preferred share issued and outstanding immediately prior to the effective time will be converted into the preferred stock merger consideration. In lieu of receiving such preferred stock merger consideration, holders of Pfizer preferred shares may elect to receive the preferred stock liquidation amount for their Pfizer preferred shares. Holders of Pfizer preferred shares who do not elect to receive the preferred stock liquidation amount will be entitled to elect between the share consideration and the cash consideration for each share of Pfizer common stock into which their Pfizer preferred shares are to be converted as of immediately prior to the effective time.

Adjustment to Merger Consideration

The merger consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, any dividend or distribution of securities convertible into Pfizer common stock or Allergan ordinary shares, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of Pfizer common stock or Allergan ordinary shares outstanding after the date of the merger agreement and prior to the effective time (in each case, other than the Allergan share split).

Non-Electing Shares

If you are a Pfizer stockholder and you do not make an election to receive the share consideration or the cash consideration in the merger or your elections are not received by the exchange agent by the election deadline, or your forms of election are improperly completed and/or are not signed, you will be deemed not to have made an election. Stockholders not making an election will be deemed to have elected to receive the share consideration and will be treated as share electing shares under the merger agreement.

Proration

Under the merger agreement, the number of shares of Pfizer common stock that may be converted into the right to receive the cash consideration may not be less than an amount that is referred to as the cash minimum number, nor may it exceed an amount which is referred to as the cash cap number. The “cash minimum number” is equal to the quotient obtained by dividing (i) $6,000,000 by (ii) the per share cash amount. The “cash cap number” is equal to the quotient obtained by dividing (i) $12,000,000 by (ii) the per share cash amount.

If the aggregate number of cash electing shares and dissenting shares (collectively referred to as the “cash election number”), is greater than or equal to the cash minimum number and less than or equal to the cash cap number, then:

•	all cash electing shares will be converted into the right to receive the cash consideration; and

•	all share electing shares will be converted into the right to receive the share consideration.

However, if the cash election number exceeds the cash cap number or is less than the cash minimum number, then certain adjustments will be made to the merger consideration to be paid to Pfizer stockholders, in the manner described below.

Adjustment if Cash Election Is Oversubscribed

If the cash election number exceeds the cash cap number, then with respect to each Pfizer stockholder:

•	all of the stockholder’s share electing shares will be converted into the right to receive the share consideration;

•	the number of the stockholder’s cash electing shares that will be converted into the right to receive the cash consideration will be equal to the product obtained by multiplying (i) the number of such holder’s cash electing shares by (ii) a fraction, the numerator of which is the cash cap number and the denominator of which is the cash election number, rounded to the nearest whole share of Pfizer common stock; and

•	the remaining number of the stockholder’s cash electing shares will be converted into the right to receive the share consideration.

Example of Oversubscription of Cash Election

Assuming that:

•	the per share cash amount (i.e., the volume-weighted average price per share of Pfizer common stock on the NYSE for the trading day immediately preceding the date of consummation of the merger) is $30;

•	the cash election number is 450,000,000 shares of Pfizer common stock (i.e., 450,000,000 shares of Pfizer common stock are cash electing shares or dissenting shares); and

•	the cash cap number is 400,000,000 shares of Pfizer common stock (i.e., $12,000,000,000 divided by $30 (the per share cash amount));

then a Pfizer stockholder making a cash election with respect to 1,000 shares of Pfizer common stock would receive the cash consideration with respect to 889 shares of Pfizer common stock (1,000 multiplied by 400,000,000 divided by 450,000,000, rounded to the nearest whole number) and the share consideration with respect to the remaining 111 shares of Pfizer common stock. Therefore, assuming that the volume weighted average price per share of Pfizer common stock for the trading day immediately preceding the date of consummation of the merger was equal to $30, the Pfizer stockholder would receive 111 combined company ordinary shares and $26,670 in cash.

Adjustment if the Cash Election Is Undersubscribed

If the cash election number is less than the cash minimum number (the amount by which the cash minimum number exceeds the cash election number is referred to as the “shortfall number”), then with respect to each Pfizer stockholder:

•	all of the stockholder’s cash electing shares will be converted into the right to receive the cash consideration;

•	the number of the stockholder’s share electing shares that will be converted into the right to receive the cash consideration will be equal to the product obtained by multiplying (i) the number of such holder’s share electing shares by (ii) a fraction, the numerator of which is the shortfall number and the denominator of which is the aggregate number of share electing shares, rounded to the nearest whole share of Pfizer common stock; and

•	the remaining number of the stockholder’s share electing shares will be converted into the right to receive the share consideration.

Example of Undersubscription of Cash Election

Assuming that:

•	the per share cash amount is $30;

•	the cash election number is 125,000,000 (i.e., 125,000,000 shares of Pfizer common stock are cash electing shares or dissenting shares);

•	the aggregate number of share electing shares is 6,000,000,000;

•	the cash minimum number is 200,000,000 shares of Pfizer common stock (i.e., $6,000,000,000 divided by $30 (the per share cash amount)); and

•	the shortfall number is 75,000,000 shares of Pfizer common stock (i.e., 200,000,000 (the cash minimum number) minus 125,000,000 (the cash election number));

then a Pfizer stockholder making a share election with respect to 1,000 shares of Pfizer common stock would receive the cash consideration with respect to 13 shares of Pfizer common stock (1,000 multiplied by 75,000,000 divided by 6,000,000,000, rounded to the nearest whole number) and the share consideration with respect to the remaining 987 shares of Pfizer common stock. Therefore, assuming that the per share cash amount was equal to $30, the Pfizer stockholder would receive 987 combined company ordinary shares and $390 in cash.

Election Procedures

Under the merger agreement, the Pfizer stockholders are required to make an election to receive the cash consideration or share consideration by 5:00 p.m. [local time] on the date of the Pfizer special meeting, unless otherwise mutually agreed by Pfizer and Allergan, in which event Pfizer shall reasonably promptly announce such rescheduled election deadline.

At least 20 business days prior to the election deadline, an election form will be mailed to each Pfizer stockholder of record for the Pfizer special meeting. Pfizer will also make available one or more election forms as may reasonably be requested from time to time by all persons who become holders of record of Pfizer common stock or Pfizer preferred shares during the period following the record date for the Pfizer special meeting and prior to the election deadline.

Each election form will permit the Pfizer stockholder to specify (i) the number of shares of Pfizer common stock owned (or, in the case of holders of Pfizer preferred shares, to be owned upon conversion) by such holder with respect to which such holder desires to make a share election, (ii) the number of shares with respect to which such holder desires to make a cash election and (iii) the particular shares for which the holder desires to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration as described above.

Any shares of Pfizer common stock or Pfizer preferred shares with respect to which the exchange agent does not receive a properly completed election form by the election deadline will be deemed to have elected to receive the share consideration. The exchange agent will have reasonable discretion to determine if any election is not properly made with respect to any shares of Pfizer common stock or Pfizer preferred shares and none of Pfizer, Allergan, Merger Sub or the exchange agent will be under any duty to notify any shareholder of any such defect. In the event the exchange agent makes such a determination, such election will be deemed to be not in effect, and the shares of Pfizer common stock covered by such election will be deemed to be share-electing shares, unless a proper election is thereafter timely made with respect to such shares.

Any Pfizer stockholder may, at any time prior to the election deadline, change or revoke such stockholder’s election by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election or by withdrawal of such stockholder’s documents in respect of shares of Pfizer common stock previously deposited with the exchange agent. After an election is validly made with respect to any shares of Pfizer common stock, any subsequent transfer of such shares will automatically revoke such election. Any shares of Pfizer common stock that are covered by an election that is subsequently revoked will be treated as non-electing shares, and deemed to have elected to receive the share consideration, unless proper election is thereafter timely made with respect to such shares.

No Recommendation Regarding Elections

Neither Pfizer nor Allergan is making any recommendation as to whether or not a Pfizer stockholder should elect to receive the cash consideration or the share consideration in the merger. If you are a Pfizer stockholder, you must make your own decision with respect to these elections and may wish to seek the advice of your own attorneys or accountants.

Exchange Agent and Transmittal Materials and Procedures

Prior to the effective time, Allergan or Merger Sub will designate a bank or trust company that is reasonably satisfactory to Pfizer to act as the exchange agent in connection with the merger (such agent is referred to as the “exchange agent”). At the effective time, Allergan will deposit, or cause to be deposited, with the exchange agent:

•	evidence of the combined company ordinary shares issuable pursuant to the merger agreement in book-entry form and cash in immediately available funds in an amount sufficient to pay the aggregate merger consideration; and

•	cash in immediately available funds in an amount sufficient to pay any dividends or other distributions (with a record date after the effective time) with respect to combined company ordinary shares issuable pursuant to the terms of the merger agreement.

As soon as reasonably practicable after the effective time (but in no event more than three business days following the effective time), Allergan will cause the exchange agent to send transmittal materials to holders of record of shares of Pfizer common stock and Pfizer preferred shares, which will include the appropriate form of a letter of transmittal and instructions on how to effect the surrender of shares of Pfizer common stock and Pfizer preferred shares in exchange for the merger consideration into which such shares of Pfizer common stock and Pfizer preferred shares have been converted.

When a Pfizer stockholder surrenders his or her Pfizer common stock or Pfizer preferred shares, in certificated or book-entry form, and delivers a properly executed letter of transmittal and any other documents as may reasonably be required by the exchange agent, the holder of Pfizer common stock or Pfizer preferred shares will be entitled to receive:

•	the merger consideration to which such stockholder is entitled;

•	any fractional share consideration to which such stockholder is entitled; and

•	any amounts that the stockholder has the right to receive in respect of dividends or other distributions on combined company ordinary shares,

each of which will be mailed to the Pfizer stockholder within three business days following the exchange agent’s receipt of the stockholder’s Pfizer common stock or Pfizer preferred shares.

The exchange agent will accept the Pfizer common stock and Pfizer preferred share certificates or book-entry shares upon compliance with such reasonable terms and conditions as the exchange agent may impose.

If payment of the merger consideration is to be delivered to a person or entity other than the holder in whose name any surrendered stock certificate is registered, it will be a condition of such payment that:

•	the certificate surrendered must be properly endorsed or must be otherwise in proper form for transfer; and

•	the person or entity requesting such payment pays any transfer or other similar taxes required by reason of the payment of the merger consideration to a person or entity other than the registered holder of the certificate surrendered or establishes to the satisfaction of the surviving corporation that such tax has been paid or is not required to be paid.

Payment of the applicable merger consideration with respect to book-entry shares will only be made to the person or entity in whose name such book-entry shares are registered.

Appraisal Rights

Appraisal rights will be available to holders of Pfizer common stock and holders of Pfizer preferred shares in connection with the merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. To the extent appraisal rights are available under Delaware law, a dissenting stockholder will be entitled to receive a cash payment equal to the fair value of his, her or its shares in connection with the merger in lieu of the merger consideration described above under “—Consideration to Pfizer Stockholders.” In order to preserve any appraisal rights that a Pfizer stockholder may have, in addition to otherwise complying with the applicable provisions of Delaware law, such Pfizer stockholder must not vote in favor of the Pfizer merger proposal and must submit a written demand for appraisal prior to the vote at the Pfizer special meeting. If any such stockholder fails to perfect or withdraws or loses any such appraisal right under the DGCL, each of such stockholder’s shares of Pfizer capital stock will be, at the effective time, converted into the right to receive the merger consideration (without interest) upon surrender of such shares.

Allergan shareholders are not entitled to appraisal rights under Irish law in connection with the merger or the other transactions contemplated by the merger agreement.

For additional information about appraisal rights upon consummation of the merger, see “Appraisal Rights.”

Treatment of Pfizer Equity-Based Awards

Stock Options. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Pfizer stock option granted under any Pfizer equity plan, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the effective time will be assumed by the combined company and will be converted into a combined company stock option to acquire a number of combined company ordinary shares (rounded down to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer stock option as of immediately prior to the effective time, at an exercise price per combined company ordinary share (rounded up to the nearest whole cent) equal to the exercise price per share of Pfizer common stock of such Pfizer stock option. Each Pfizer stock option that is an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. Each Pfizer stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer stock option as of immediately prior to the effective time.

Total Shareholder Return Units. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Pfizer TSRU award granted under any Pfizer equity plan, whether vested or unvested, that is outstanding as of immediately prior to the effective time will be assumed by the combined company and will be converted into a combined company TSRU award denominated with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer TSRU award as of immediately prior to the effective time, at a grant price per combined company ordinary share (rounded to the nearest whole cent) equal to the grant price per share of Pfizer common stock of such Pfizer TSRU award. Each Pfizer TSRU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer TSRU award as of immediately prior to the effective time.

Restricted Stock Units. As of the effective time, by virtue of the merger and without any action on the part of the holders thereof, each Pfizer RSU award granted under any Pfizer equity plan, whether vested or unvested, that is outstanding as of immediately prior to the effective time will be assumed by the combined company and will be converted into a combined company RSU award with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer RSU award as of immediately prior to the effective time. Each Pfizer RSU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer RSU award as of immediately prior to the effective time.

Performance Stock Units. As of the effective time, each Pfizer PSU award granted under any Pfizer equity plan, whether vested or unvested, that is outstanding as of immediately prior to the effective time will, by virtue of the merger and without any action on the part of the holders thereof, be assumed by the combined company and will be converted into a combined company PSU award with respect to a number of combined company ordinary shares (rounded to the nearest whole share) equal to the number of shares of Pfizer common stock subject to such Pfizer PSU award as of immediately prior to the effective time. Each Pfizer PSU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Pfizer PSU award as of immediately prior to the effective time.

Deferred Awards. As of the effective time, each Pfizer deferred award will, by virtue of the merger and without any action on the part of the holders thereof, be deemed to be invested in combined company ordinary shares, with the number of combined company ordinary shares subject to the Pfizer deferred awards in a participant’s account under each Pfizer deferred compensation plan as of the effective time to be equal to the number of shares of Pfizer common stock subject to such Pfizer deferred awards as of immediately prior to the effective time. Following the effective time, the Pfizer deferred compensation plans will otherwise continue to have the same terms, including payment terms and investment options, that were applicable as of immediately prior to the effective time, with the Pfizer common stock fund to be replaced with a combined company ordinary shares fund.

Change in Control. A “change of control” (or similar phrase) within the meaning of Pfizer’s 2014 Stock Plan, 2004 Stock Plan, as amended and restated, and 2001 Stock and Incentive Plan will occur or will be deemed to occur at the effective time for the purposes of such Pfizer equity plans, and will trigger the commencement of the relevant double-trigger protection period thereunder. Prior to the effective time, Pfizer will pass resolutions, provide any notices, obtain any consents, make any amendments to the Pfizer equity plans, Pfizer equity awards and Pfizer deferred compensation plans and take such other actions as are necessary to provide for the treatment of the Pfizer equity awards and the Pfizer deferred awards as contemplated by the merger agreement.

Treatment of Allergan Equity-Based Awards

The merger will constitute a “change of control” for purposes of all outstanding Allergan equity-based awards, and will trigger the commencement of the relevant double-trigger protection period under such awards. Allergan or the combined company will take such actions as it determines are reasonably appropriate and necessary to provide for the treatment of the Allergan equity-based awards in accordance with the terms and conditions provided for in the applicable plan and the applicable award agreement, including adjusting such awards in connection with the Allergan share split or otherwise and the determination of achievement of any performance-based criteria in a manner consistent with the terms of any such plan and any applicable award agreement.

Withholding

Under the terms of the merger agreement, Pfizer, Allergan, Merger Sub, the surviving corporation and the exchange agent will be entitled to deduct and withhold, from the consideration otherwise payable to any person or entity pursuant to the merger agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code or any applicable provisions of state, local or non-U.S. tax law. To the extent that amounts are so withheld and timely remitted to the appropriate governmental entity, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person or entity in respect of which such deduction and withholding was made.

No Fractional Shares

No fractional combined company ordinary shares will be issued in connection with the merger. Each holder of Pfizer common stock converted pursuant to the merger who would otherwise have been entitled to receive a fraction of a combined company ordinary share (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder) will receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the closing price of Pfizer common stock reported on the NYSE on the trading day immediately preceding the date of consummation of the merger, rounded to the nearest one-hundredth of a cent, by (ii) the fraction of a combined company ordinary share (after taking into account all shares of Pfizer common stock held by such holder at the effective time and rounded to the nearest one-thousandth when expressed in decimal form) to which such stockholder would otherwise be entitled.

In addition, no holder of Allergan ordinary shares will be issued fractional shares in the Allergan share split. See “The Transactions—Allergan Share Split and Name Change.” Each holder of Allergan ordinary shares subject to the Allergan share split, who would otherwise have been entitled to receive a fraction of a combined company ordinary share (after aggregating all shares held by such holder), will receive cash (without interest) in the amount of such holder’s pro rata portion of the proceeds of the sale or sales by the transfer agent of the aggregate number of combined company ordinary shares in lieu of which Allergan shareholders would receive cash (reduced by the amount of commissions, transfer taxes and other out-of-pocket transactions costs, as well as expenses, of the transfer agent), which the transfer agent will execute on the NYSE as promptly as practical following the effective time.

Representations and Warranties

Pfizer and Allergan made customary representations and warranties in the merger agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement or in information provided pursuant to certain disclosure letters that Pfizer and Allergan delivered to each other in connection with the merger agreement. The representations and warranties made by Pfizer and Allergan are also subject to and qualified by certain information included in certain filings each party and its affiliates have made with the SEC.

Many of the representations and warranties are reciprocal and apply to Pfizer or Allergan, as applicable, and their respective subsidiaries. Some of the more significant representations and warranties relate to:

•	corporate organization, existence and good standing, and requisite corporate power and authority to carry on business;

•	capital structure;

•	corporate authority to enter into the merger agreement and the enforceability thereof;

•	required governmental approvals;

•	the absence of any breach or violation of organizational documents or contracts as a result of entry into the merger agreement or the consummation of the merger or the other transactions contemplated by the merger agreement;

•	SEC reports and financial statements, including their preparation in accordance with GAAP, filing or furnishing with the SEC, and compliance with the applicable rules and regulations promulgated thereunder, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

•	the maintenance of internal disclosure controls and internal control over financial reporting;

•	the absence of undisclosed liabilities;

•	compliance with laws and government regulations, including environmental laws;

•	compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;

•	the absence of certain changes since December 31, 2014 that have had or would be reasonably expected to have, individually or in the aggregate, a material adverse effect;

•	in the case of Allergan, the absence of any actions since September 30, 2015, that would constitute a breach of certain interim operating covenants if such action was taken between the date of the merger agreement and the closing of the merger;

•	the absence of certain material litigation, investigations, claims and actions;

•	the reliability and accuracy of information supplied for this joint proxy statement/prospectus;

•	certain regulatory matters relating to, among other relevant authorities, the U.S. Food, Drug, and Cosmetic Act of 1938, as amended, the U.S. Public Health Service Act, the U.S. Food and Drug Administration, and health insurance and healthcare laws;

•	the accuracy and completeness of certain tax matters;

•	the absence of collective bargaining agreements and other employment and labor matters;

•	ownership of or right to intellectual property, and absence of infringement;

•	title and rights to, and condition of, real property;

•	the receipt of fairness opinions from financial advisors;

•	the requisite vote of stockholders or shareholders, as applicable, to consummate the merger and other transactions contemplated by the merger agreement;

•	the existence of and compliance with certain material contracts;

•	the existence and maintenance of insurance;

•	the absence of undisclosed brokers’ fees or finders’ fees relating to the merger; and

•	compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions.

Pfizer made additional representations and warranties in the merger agreement in relation to the inapplicability of certain takeover statutes and any similar provisions in the Pfizer governing documents.

Allergan made additional representations and warranties in the merger agreement in relation to the business of Merger Sub. Except to the extent such assets, liabilities, entities or businesses would impose or relate to any liabilities or obligations of Allergan or its subsidiaries following consummation of the Allergan divestiture transaction, the assets, liabilities, entities and businesses being transferred to Teva pursuant to the Allergan divestiture transaction were excluded from the representations and warranties made by Allergan.

Many of the representations and warranties made by each of Pfizer and Allergan are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the party making the representation and warranty). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the merger agreement, a “material adverse effect” with respect to each of Pfizer or Allergan means any event, development, occurrence, circumstance, state of facts or change (each referred to as an “effect”) that has a material adverse effect on the assets, business, results of operations or financial condition of the relevant party and its subsidiaries, taken as a whole, excluding:

•	effects to the extent arising from:

•	any changes generally affecting the pharmaceuticals industry or the segments thereof in which the relevant party or its subsidiaries operate in the United States or elsewhere to the extent such effects do not disproportionately affect the relevant party relative to other similarly situated companies;

•	any changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere to the extent such effects do not disproportionately affect the relevant party relative to other similarly situated companies;

•	any changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism to the extent such effects do not disproportionately affect the relevant party relative to other similarly situated companies;

•	any changes or proposed changes in law (including rules and regulations), interpretations thereof, regulatory conditions or GAAP or other accounting standards (or interpretations thereof), including with respect to changes in tax law (irrespective of whether such change or proposed change would give rise to the right to terminate the merger agreement by its terms) to the extent such effects do not disproportionately affect the relevant party relative to other similarly situated companies; or

•	any actions of a party or its subsidiaries which the other party has expressly requested in writing;

•

(i) any decline in the stock price of the respective party or change in the credit rating of the respective party or its subsidiaries or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline, change or failure may, to the extent not otherwise excluded, be considered in determining whether there is a material adverse effect); or (ii) any effect resulting from the announcement or the existence of the merger agreement (or solely as it relates to Allergan, the Allergan divestiture transaction agreement) or the merger (or solely as it relates to Allergan, the Allergan divestiture transaction) or the consummation of the merger (or solely as it relates to Allergan, the Allergan divestiture transaction), including any litigation resulting or arising therefrom or with respect thereto (except with respect to the representations and warranties made by the relevant party that the execution of the merger agreement and consummation of the merger will not result in any violation or breach of law and certain covenants and agreements); or

•	solely as it relates to Allergan, any effect solely relating to any assets, liabilities, entities or businesses transferred to Teva pursuant to the Allergan divestiture transaction agreement (except to the extent such assets, liabilities, entities or businesses impose or relate to any liabilities or obligations of Allergan or its subsidiaries following consummation of the Allergan divestiture transaction).

THE DESCRIPTION OF THE MERGER AGREEMENT IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS. THE MERGER AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACT BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE MERGER AGREEMENT AND IN SOME CASES WERE QUALIFIED BY CONFIDENTIAL DISCLOSURES MADE BY THE PARTIES, WHICH DISCLOSURES ARE NOT REFLECTED IN THE MERGER AGREEMENT ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS. IN ADDITION, CERTAIN REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE AND THE REPRESENTATIONS AND WARRANTIES WERE GENERALLY USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS.

No Survival of Representations and Warranties

The representations and warranties in the merger agreement of each of Pfizer and Allergan on behalf of itself and its subsidiaries will not survive the consummation of the merger.

Covenants and Agreements

Conduct of Business Pending the Closing Date

At all times from the execution of the merger agreement until the earlier of the effective time or the date on which the merger agreement is otherwise terminated, except as required by law, expressly contemplated or permitted by the merger agreement or the applicable disclosure letter or with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Allergan and Pfizer have agreed to, and have agreed to cause their respective subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice in all material respects.

At all times from the execution of the merger agreement until the earlier of the effective time or the date on which the merger agreement is otherwise terminated, except as required by law, expressly contemplated or permitted by the merger agreement or the Allergan disclosure letter or with the prior written consent of Pfizer (such consent not to be unreasonably withheld, conditioned or delayed), subject to certain exceptions, Allergan has generally agreed not to, and has agreed not to permit its subsidiaries to:

•	authorize or pay any dividend or make any distribution with respect to its outstanding shares in its capital, except (i) cash dividends and distributions (a) paid or made on a pro rata basis by its subsidiaries in the ordinary course consistent with past practice (unless any such dividend or distributions would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger) or (b) to the extent declared by the Allergan board of directors and payable pursuant to the designations of terms of the Allergan preferred shares or (ii) dividends and distributions paid or made by a wholly owned Allergan subsidiary (unless any such dividend or distribution would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger);

•	split, combine or reclassify any of its shares of capital in issue, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except for (i) any such transaction by a wholly owned subsidiary of Allergan which remains a wholly owned subsidiary of Allergan after consummation of such transaction (unless such transaction would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger) or (ii) any issuance of Allergan ordinary shares in connection with the conversion of any Allergan preferred shares by the holder thereof in accordance with the designations of the terms of the Allergan preferred shares;

•	other than (A) certain exceptions described in “The Transactions—Interests of the Allergan Directors and Executive Officers in the Merger,” (B) the establishment of a retention bonus pool for employees below the vice president level and (C) certain severance enhancements and other ordinary course and customary exceptions, (i) grant any Allergan equity awards or any other equity-based awards or non-equity-based long-term incentive awards, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits to be paid or provided to any of Allergan’s or any of its subsidiaries’ current or former directors, officers, employees or individual consultants, (iii) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of Allergan or any of its subsidiaries, other than (a) employment agreements terminable on less than 30 days’ notice without penalty or liability and (b) employment agreements with employees in non-U.S. jurisdictions, in the case of each of subclauses (a) and (b), entered into in the ordinary course of business and consistent with past practice and applicable law and it being understood and agreed that the automatic renewal of any employment agreement shall not be prohibited by this clause (iii), (iv) terminate the employment of any “executive officer”, within the meaning of Rule 3b-7 of the Exchange Act of Allergan, other than for cause, (v) amend any performance targets with respect to any outstanding bonus or equity awards, (vi) amend the funding obligation or contribution rate of any Allergan benefit plan or change any underlying assumptions used to calculate benefits payable under any Allergan benefit plan (except as may be required by GAAP or other applicable accounting standard), (vii) establish, adopt, enter into, amend or terminate an Allergan benefit plan or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, other than (a) amendments in the ordinary course of business consistent with past practice that neither contravene the other covenants agreed to by Allergan summarized in this bullet point nor materially increase the cost to Allergan of maintaining such Allergan benefit plan or other plan, trust, fund, policy or arrangement or (b) entering into third-party contracts for the provision of services to such Allergan benefit plans, including benefit administration, (viii) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Allergan benefit plan or (ix) issue or forgive any loans to directors, officers, employees, contractors or any of their respective affiliates, except for any such issuance that would not violate the Sarbanes-Oxley Act and that is consistent with past practice and policy, except, in the case of items (i) through (ix) as required by existing written agreements of Allergan benefit plans in effect as of the date of the merger agreement or as otherwise required by applicable law;

•	hire any person for a position with a title of Vice President or above other than (i) employees hired pursuant to offers of employment outstanding on the date of the merger agreement or (ii) newly hired employees filling positions that are reasonably and in good faith deemed by Allergan to be essential;

•	enter into agreements with respect to or consummate any acquisitions of an equity interest in or the assets of any person or any business or division thereof (including by acquisition of intellectual property) (whether by merger, consolidation, business combination or licensing, joint venture, collaboration, alliance, co-promotion or similar agreements), in each case, except (i) in respect of any acquisition by Allergan or any of its wholly owned subsidiaries of any equity interest in or the assets of any wholly owned Allergan subsidiary or any business or division thereof or any merger, consolidation, business combination or licensing, joint venture, collaboration, alliance, co-promotion or similar agreements among Allergan and its wholly owned subsidiaries or among Allergan’s wholly owned subsidiaries (unless such transaction would reasonably be expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger), or (ii) for amounts that do not exceed $300 million individually or $1 billion in the aggregate, unless, in each case, such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the merger or would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger;

•	enter into any contract that would, or acquire any person or entity that is party to a contract that would, materially limit or otherwise materially restrict Allergan or any of its subsidiaries or any of their respective affiliates or any successor thereto or that to the knowledge of Allergan would, after the effective time, materially limit or materially restrict the combined company or any of its subsidiaries or any successor thereto, in each case, from engaging or competing in any material line of business or generally in any geographic area or, in the case of the pharmaceutical business, any material therapeutic, diagnostic or prophylactic area, material class or type of drugs or material mechanism of action;

•	amend the Allergan constitution or permit any of Allergan’s significant subsidiaries to adopt any material amendments to any of their respective organizational documents;

•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital, voting securities or other equity interest in Allergan or any Allergan subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, or take any action to cause to be exercisable any otherwise unexercisable Allergan equity award under any existing Allergan equity plan (except as otherwise provided by the express terms of any options outstanding on the date of the merger agreement), other than (i) issuances of Allergan ordinary shares in respect of any exercise of Allergan stock options or the vesting or settlement of Allergan equity awards outstanding on or permitted to be granted after the date of the merger agreement in accordance with the terms of the merger agreement, (ii) withholding of Allergan shares to satisfy tax obligations pertaining to the exercise of Allergan stock options or the vesting or settlement of Allergan equity awards or to satisfy the exercise price with respect to Allergan stock options or to effectuate an optionee direction upon exercise, (iii) stock fund transactions under Allergan benefit plans that are qualified or supplemental savings plans and (iv) transactions among Allergan and its wholly owned subsidiaries or among Allergan’s wholly owned subsidiaries (unless such transaction would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger);

•	directly or indirectly purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Allergan ordinary shares tendered by holders of Allergan equity awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto or (ii) transactions among Allergan and its wholly owned subsidiaries or among Allergan’s wholly owned subsidiaries (unless such transaction would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger);

•	redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any indebtedness for borrowed money or issuances of such securities or rights among Allergan and its wholly owned subsidiaries (unless such transaction would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger), (ii) guarantees of indebtedness for borrowed money of Allergan and any Allergan subsidiaries, which indebtedness is incurred in connection with the applicable provision of the merger agreement, (iii) issuances of commercial paper by Allergan or any of its subsidiaries backed by the existing credit facilities of Allergan or the Allergan subsidiaries as in effect on the date of the merger agreement, (iv) borrowings under existing credit facilities of Allergan or its subsidiaries as in effect on the date of the merger agreement solely to fund operating expenses in the ordinary course of business, (v) (a) repayments of indebtedness at the stated maturity of such indebtedness and required amortization or mandatory prepayments or (b) repayments or redemption of indebtedness as may be necessary in the discretion of Allergan (acting reasonably), in order to maintain the investment grade rating of the outstanding indebtedness of Allergan and the Allergan subsidiaries, (vi) indebtedness for borrowed money incurred to replace, renew, extend or refinance any existing indebtedness for borrowed money of Allergan and its subsidiaries maturing on or prior to the six month anniversary of the date of such refinancing, in each case in an amount not to exceed the amount of the indebtedness replaced, renewed, extended or refinanced and on terms that are no less favorable to Allergan or such subsidiary than the terms of the indebtedness replaced, renewed, extended or refinanced, (vii) any indebtedness incurred prior to the closing of the Allergan divestiture transaction in connection with any acquisitions, mergers, business consolidations or other similar transactions permitted pursuant to the terms of the merger agreement in an aggregate amount not to exceed $1 billion (which amounts will be prepaid or repaid as promptly as reasonably practicable following the closing of the Allergan divestiture transaction), or (viii) indebtedness for borrowed money not to exceed $250 million in aggregate principal amount that may be incurred or repaid by Allergan or any of its subsidiaries other than in accordance with clauses (i) through (vii);

•	make any loans to any other person or entity involving in excess of $10 million individually or $30 million in the aggregate, except for (i) loans expressly permitted in the merger agreement and (ii) loans among Allergan and its wholly owned subsidiaries or among Allergan’s wholly owned subsidiaries (provided that, subject to the provisions of the existing indebtedness or other agreements of Allergan and its subsidiaries, as they may be amended in accordance with the terms of the merger agreement, Allergan and its subsidiaries will not make any such loan if it would (or structure any such loan in a manner that would) be reasonably expected to have material adverse tax consequences to the combined company and its subsidiaries after the closing of the merger);

•

sell, lease, license, transfer, exchange, swap, let lapse (with respect to intellectual property only) or otherwise dispose of, or subject to any lien, any of its material properties or assets, except (i) in the case of liens, as required in connection with any indebtedness permitted to be incurred pursuant to the terms of the merger agreement, but only to the extent such indebtedness is incurred to replace, renew, extend, refinance or refund any existing indebtedness currently subject to a lien of no greater amount, (ii) for (a) dispositions of inventory and obsolete equipment in the ordinary course of business and (b) sales of goods and services in the ordinary course of business consistent with past practice, (iii) for transactions involving less than $120 million in the aggregate, (iv) for non-exclusive licenses to contractors of Pfizer or its subsidiaries for purposes of enabling such contractors to provide services to Pfizer or its subsidiaries, as applicable, or non-exclusive licenses or the allowance of lapsing of non-material intellectual property, in each case in the ordinary course of business consistent with past practice, (v) for any non-exclusive license of non-material intellectual property granted in connection with a settlement of a claim of litigation entered into by Allergan or any of its subsidiaries in the ordinary course of business consistent with past practice and in accordance with the terms of the merger agreement, or (vi) for transactions among Allergan and its wholly owned subsidiaries or among

Allergan’s wholly owned subsidiaries (provided that, in the case of this clause (vi), subject to the provisions of the existing indebtedness or other agreements of Allergan or its subsidiaries, as such provisions may be amended from time to time, Allergan and its subsidiaries will not engage in any transaction that would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger);

•	compromise or settle any material claim, litigation, investigation or proceeding (other than any audit or other proceeding in respect of taxes), in each case made or pending (i) against Allergan or any of its subsidiaries (other than any compromise or settlement with respect to matter in which any of them is a plaintiff) or any of their officers and directors in their capacities as such, other than a compromise or settlement that (a) is for an amount not to exceed $20 million individually or $100 million in the aggregate, (b) does not impose any injunctive relief on Allergan or any of its subsidiaries or otherwise encumber or restrict their operations, (c) does not include any admission of guilt or wrongdoing by Allergan or its subsidiaries and (d) if related to intellectual property of Allergan or its subsidiaries, such compromise or settlement is made in the ordinary course of business and does not contain any admission of invalidity of any intellectual property of Allergan or its subsidiaries or of validity or infringement of any intellectual property of another person or entity, or (ii) by Allergan or any of its subsidiaries as plaintiff with respect to material intellectual property of Allergan and its subsidiaries;

•	make or change any material tax election (except in the ordinary course of business and consistent with past practice, unless such election would reasonably be expected to have a material adverse tax consequence to the combined company and its subsidiaries after the closing of the merger), change any material method of accounting for tax purposes or any annual accounting period for a material tax, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes (except in the ordinary course of business), enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to a material amount of taxes or surrender any right to claim a material amount tax refunds;

•	make any new capital expenditure, or commit to do so, in excess of the amounts set forth in the Allergan disclosure letter;

•	except in the ordinary course of business consistent with past practice or as otherwise specifically permitted in the merger agreement, enter into any contract that would, if entered into prior to the date of the merger agreement, be a “Parent Material Contract,” as such term is used in the merger agreement, or materially modify, materially amend or terminate any such contract or waive, release or assign any material rights or claims thereunder (other than certain specified contracts which are subject to separate covenants);

•	except in accordance with the Allergan Investment Policy, dated May 1, 2014, (i) purchase financial instruments, (ii) change in a material manner the average duration of Allergan’s investment portfolio or the average credit quality of such portfolio, (iii) materially change investment guidelines with respect to Allergan’s investment portfolio, (iv) hypothecate, repo, encumber or otherwise pledge assets in Allergan’s investment portfolio or (v) invest new surplus cash from operations in securities;

•	other than with respect to bona fide foreign exchange swaps, foreign exchange options and foreign exchange forwards in the ordinary course of business consistent with past practice, enter into, amend or terminate, directly or indirectly, or take any action that has a similar effect with respect to, any interest rate, currency, commodity, equity, credit or other derivative or any other “Specified Transaction” (as defined in the 2002 ISDA Master Agreement);

•	alter any intercompany arrangements or agreements or the ownership structure among Allergan and its wholly owned subsidiaries or among Allergan’s wholly owned subsidiaries if such alteration would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger; and

•	agree, in writing or otherwise, to take any of the foregoing actions.

Allergan and Pfizer have agreed that in the event the outside date is extended past October 31, 2016 in accordance with the terms of the merger agreement, they will amend the above provisions and related sections of the Allergan disclosure letter to permit Allergan and its subsidiaries a substantially equivalent degree of flexibility for periods in 2017.

At all times from the execution of the merger agreement until the earlier of the effective time or the date on which the merger agreement is otherwise terminated, except as required by law, expressly contemplated or permitted by the merger agreement or the Pfizer disclosure letter or with the prior written consent of Allergan (such consent not to be unreasonably withheld, conditioned or delayed), subject to certain exceptions, Pfizer has generally agreed not to, and agreed not to permit its subsidiaries (other than in the case of the first bullet point, its wholly owned subsidiaries) to:

•	authorize or pay any dividend or make any distribution with respect to its outstanding shares of capital stock, except (i) that Pfizer may continue to pay regular quarterly cash dividends on the Pfizer common stock and Pfizer equity awards of not more than $0.28 per share per quarter (subject to annual adjustment in a manner consistent with past practice by the Pfizer board of directors) consistent with past practice as to timing of declaration, record date and payment date, (ii) that Pfizer may pay dividends on the Pfizer preferred shares to the extent required by the certificate of designations for such Pfizer preferred shares and (iii) dividends and distributions paid or made on a pro rata basis by its subsidiaries in the ordinary course consistent with past practice;

•	split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned subsidiary of Pfizer which remains a wholly owned subsidiary of Pfizer after consummation of such transaction or as expressly permitted by the terms of the merger agreement (unless such transaction would be reasonably expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger);

•	enter into agreements with respect to, or consummate (other than pursuant to contracts in effect as of the date of the merger agreement that have been previously disclosed to Allergan prior to the date of the merger agreement), any acquisitions of an equity interest in or the assets of any person or entity or any business or division thereof (including by acquisition of intellectual property), or any mergers, consolidations or business combinations, that in any of the foregoing cases would reasonably be expected to prevent or materially delay or impede the consummation of the merger or that would reasonably be expected to have a material adverse tax consequence on the combined company and its subsidiaries after the closing of the merger;

•	directly or indirectly purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Pfizer common stock tendered by holders of Pfizer equity awards and Pfizer deferred awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (ii) transactions among Pfizer and its wholly owned subsidiaries or among Pfizer’s wholly owned subsidiaries, (iii) acquisitions or repurchases of Pfizer common stock pursuant to (and within the limitations of) Pfizer’s previously announced share repurchase plan, whether pursuant to an accelerated share repurchase plan, a “105b-1 plan,” or open market purchases or otherwise, (iv) stock fund transactions under Pfizer benefit plans that are qualified or supplemental savings plan, or (v) redemptions of Pfizer preferred shares to the extent required by the certificate of designations for such Pfizer preferred shares;

•	amend the Pfizer certificate of incorporation of Pfizer or the Pfizer bylaws in any manner that would adversely affect the consummation of the merger;

•

issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting securities or other equity interest in Pfizer or any Pfizer subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, or take any action to cause to be exercisable any otherwise unexercisable Pfizer stock option under any existing Pfizer equity plan (except as otherwise provided by the express terms of any options outstanding on the date of the merger agreement), other than (i) issuances of Pfizer common stock in respect of any exercise of Pfizer stock options or the vesting or settlement of Pfizer equity awards outstanding on the date of the merger agreement or as may be granted after the date of the merger agreement, (ii) grants of Pfizer equity awards or Pfizer deferred awards, in each case, in the ordinary course of business consistent with past practice, (iii) withholding of Pfizer shares to satisfy tax obligations pertaining to the exercise of Pfizer stock options or the vesting or settlement of Pfizer equity awards or Pfizer deferred awards or to satisfy the exercise price with respect to Pfizer stock options or to effectuate an optionee direction upon exercise, (iv) stock fund transactions under Pfizer benefit plans that are qualified or supplemental savings plans and (v) transactions among Pfizer and its wholly owned subsidiaries or among Pfizer’s wholly owned subsidiaries; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Employment and Benefits Matters

From the effective time until at least December 31, 2017 (the “continuation period”), the combined company will provide, or will cause to be provided, to each employee of Pfizer and Allergan and their respective subsidiaries who continues to be employed by the combined company and its subsidiaries following the effective time (each a “continuing employee”) the following:

•	base compensation that is no less favorable than the base compensation that was provided to such continuing employee immediately prior to the effective time;

•	a short-term incentive opportunity that is no less favorable than the short-term incentive opportunity that was provided to such continuing employee immediately prior to the effective time;

•	an annual long-term incentive compensation award with an annual target grant value that is no less favorable than the annual target grant value of such continuing employee’s long-term compensation opportunity in effect immediately prior to the effective time (in the case of any such award in respect of the 2017 calendar year, subject to reduction to the extent that any prior long-term equity incentive award made to any Allergan employee who becomes a continuing employee was front-loaded in respect of the 2017 calendar year); and

•	employee benefits (excluding severance benefits, defined benefit pension plans and retiree medical plans) that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the effective time.

Notwithstanding the foregoing, the combined company may amend compensation and benefit arrangements to the extent required by applicable law or to implement changes to such arrangements that are announced prior to the effective time.

Furthermore, in the event of a qualifying termination of employment during the continuation period or such longer period as provided by the applicable severance plan, policy, program, agreement or arrangement of the combined company, the combined company shall provide, or shall cause to be provided, severance benefits that are no less favorable than the severance benefits such continuing employee would be entitled to receive upon such a termination of employment under the severance plan, policy, agreement or arrangement such continuing employee was eligible to participate in as of immediately prior to the effective time.

In addition, following the effective time, the combined company will assume, honor and fulfill Pfizer’s compensation and employee benefit plans (the “assumed Pfizer plans”) and Allergan’s compensation and benefit plans (the “Allergan benefit plans”). The continuing employees who were employed by Pfizer prior to the effective time will continue to participate in the assumed Pfizer plans following the effective time, and the continuing employees who were employed by Allergan prior to the effective time will commence participation in the assumed Pfizer plans at such times as are determined by the combined company following the effective time; provided that continuing employees who were employed by Allergan prior to the effective time will be eligible to participate in any assumed Pfizer plan that provides retiree medical benefits to the same extent as similarly situated combined company employees who are newly hired after the effective time.

The continuing employees who were employed by Pfizer prior to the effective time generally will be entitled to service credit for all purposes under the assumed Pfizer plans to the same extent as recognized by Pfizer prior to the effective time. The continuing employees who were employed by Allergan prior to the effective time generally will be entitled to service credit for purposes of vesting, eligibility to participate and level of benefits under the assumed Pfizer plans providing benefits to such continuing employees (i) to the same extent as recognized by Allergan prior to the effective time (or, if there is no similar Allergan benefit plan or similar purpose under an Allergan benefit plan, to the same extent the combined company would recognize such service for similarly situated Pfizer employees under the assumed Pfizer plans) and (ii) with respect to their years of service with Pfizer and its subsidiaries and their respective predecessors prior to the effective time, to the extent such service was recognized by Pfizer for similar purposes prior to the effective time (provided that service with any predecessor of Pfizer prior to the date such entity became an affiliate of Pfizer will only be credited to the extent the individual was employed by the predecessor entity on the date such predecessor entity became an affiliate of Pfizer), subject, in each of (i) and (ii), to certain customary limitations. To the extent a continuing employee who was employed by Allergan prior to the effective time continues to participate in any Allergan benefit plans he or she will be entitled to service credit for all purposes under the Allergan benefit plans to the same extent as recognized by Allergan prior to the effective time.

Further, with respect to such continuing employees who were employed by Allergan prior to the effective time, the combined company will waive any waiting periods under such assumed Pfizer plans to the extent that coverage under such plan is replacing comparable coverage under an Allergan benefit plan in which the continuing employee participated prior to the effective time, and, in the case of any assumed Pfizer plan that provides life insurance, medical, dental, pharmaceutical or vision benefits, the combined company will use commercially reasonable efforts to waive all pre-existing condition exclusions and actively-at-work requirements under such plans and credit eligible expenses incurred in the year in which a continuing employee commences participation in the applicable assumed Pfizer plan for purposes of deductibles, coinsurance and maximum out-of-pocket expense requirements applicable to such continuing employee and his or her covered dependents.

If the combined company adopts a new compensation or benefit plan or arrangement that is not an assumed Pfizer plan (a “combined company plan”), each continuing employee generally will be entitled to service credit for all purposes under such combined company plan to the same extent such continuing employees would be entitled to service credit if such combined company plan was an assumed Pfizer plan, and in the case of any combined company plan that is a defined benefit pension plan or retiree medical plan, each continuing employee who was employed by Allergan prior to the effective time will be entitled to service credit for all purposes under such plan to the same extent as recognized by the Pfizer for similarly situated continuing employees who were employed by Pfizer prior to the effective time with respect to assumed Pfizer plans.

Prior to the effective time, Allergan may establish an annual bonus program in respect of 2016 in the ordinary course of business consistent with past practice. As soon as reasonably practicable following the effective time, the combined company will pay, or caused to be paid, to each individual who was employed by Allergan as of the effective time an annual cash bonus in respect of 2016, prorated for the portion of 2016 that has elapsed as of the effective time and with performance goals deemed satisfied based on the greater of target and actual performance, adjusted as necessary and appropriate to reflect the shortened performance period with the performance targets or goals adjusted and measured based on the truncated performance period. In addition, any continuing employee who was employed by Allergan prior to the effective time and who remains employed by the combined company and its affiliates following the effective time will be eligible for an annual cash bonus based on performance in respect of the period commencing on the effective time and ending on December 31, 2016 (the “2016 stub period”), on terms and conditions consistent with those of the Allergan 2016 annual bonus program (with the performance measures and targets to be mutually agreed by Allergan and Pfizer prior to the effective time) and with a target opportunity at least equal to the target opportunity established for such individual prior to the effective time, prorated to reflect the 2016 stub period.

Litigation Relating to the Transaction

The merger agreement requires each party to provide the other party with prompt oral notice of any litigation brought by any shareholder or stockholder of that party, as applicable, against such party, any of its subsidiaries and/or any of their respective directors relating to the merger, the merger agreement or any of the other transactions contemplated thereby. Unless, (i) in the case of such litigation with respect to Pfizer, the Pfizer board of directors has made or is considering making a change of recommendation, or (ii) in the case of such litigation with respect to Allergan, the Allergan board of directors has made or is considering making a change of recommendation, each party will give the other party the opportunity to participate (at such other party’s expense) in the defense or settlement of any such litigation, and no such settlement will be agreed to without the other party’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed, except that the other party will not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the effective time upon the combined company or any of its affiliates.

Allergan Divestiture Transaction

The merger agreement provides that Allergan and its subsidiaries will be entitled to take or refrain from taking any and all actions:

•	required to be taken or prohibited from being taken under the Allergan divestiture transaction agreement or certain ancillary agreements thereto, including entrance into such ancillary agreements; or

•	reasonably necessary or advisable to perform their respective obligations under the Allergan divestiture transaction agreement or certain ancillary agreements thereto to consummate the Allergan divestiture transaction.

Allergan and each of its subsidiaries may also enter into any amendment, or grant any waiver under, the Allergan divestiture transaction agreement, subject to certain exceptions. The merger agreement also requires Allergan and its subsidiaries to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Allergan divestiture transaction pursuant to the terms of the Allergan divestiture transaction agreement.

Pursuant to the terms of the merger agreement, Allergan will (or will cause its subsidiaries to) use a portion of the cash proceeds received from the Allergan divestiture transaction closing to prepay in full all amounts outstanding under certain agreements set forth in the Allergan disclosure letter to the extent, in Allergan’s reasonable commercial judgment, it would be advisable to prepay such amounts taking into account the needs of the business and operations of Allergan and its subsidiaries.

Allergan Share Split

Subject to approval by Allergan’s shareholders of the Allergan share split proposal, Allergan has agreed in the merger agreement to take such actions as are reasonably necessary to effect the Allergan share split.

Post-Merger Governance Matters

Allergan has agreed to take all actions as are necessary to cause, effective as of the effective time, the Allergan board of directors, which will become the board of directors of the combined company, to be comprised of a total of 15 directors, 11 of whom will be the directors from the Pfizer board of directors prior to the closing of the merger, and four of whom will be directors from the Allergan board of directors prior to the closing of the merger. Of such four directors from the Allergan board of directors, one will be the Paul M. Bisaro, the current Executive Chairman of Allergan, one will be Brenton L. Saunders, the current Chief Executive Officer and President of Allergan, and the remaining two directors will be mutually agreed between Pfizer and Allergan. The new members appointed to the combined company board of directors will be ratified by the Nominating and Governance Committee of the Allergan board of directors and by the Allergan board of directors in accordance with the Allergan constitution.

The merger agreement also requires Allergan to take all such actions as are necessary to ensure that, as of the effective time:

•	Ian C. Read will be Chairman and Chief Executive Officer of the combined company, until his resignation or removal or until his successor is duly elected and qualified; and

•	Brenton L. Saunders will be President and Chief Operating Officer of the combined company, until his resignation or removal or until his successor is duly elected and qualified.

The merger agreement further requires that Allergan, subject to approval by the Allergan shareholders of the Allergan name change proposal, take such actions to effect the change of the name of the combined company, from “Allergan plc” to “Pfizer plc” effective as of the effective time or as promptly as reasonably practicable thereafter. If Allergan does not receive shareholder approval for the Allergan name change proposal the combined company will do business as “Pfizer”, to the extent permitted by applicable law, and seek shareholder approval to effect the name change as soon as practicable after the closing of the merger. Allergan is also required to take such actions as are reasonably necessary to change the ticker symbol of the combined company to “PFE” effective from and after consummation of the merger.

Allergan and Pfizer have also agreed to cooperate, and subject to receipt of the applicable Allergan shareholder approval, Allergan will as promptly as reasonably practicable following:

•	its next annual general meeting following the date of the merger agreement, in respect of the reduction of some or all of the share premium of Allergan resulting from the acquisitions by Allergan or its subsidiaries of Allergan, Inc. and Forest Laboratories, Inc.; and

•	the consummation of the merger, in respect of the reduction of some or all of the share premium of Allergan resulting from the merger, prepare and file an application to the High Court for an order pursuant to the Irish Companies Act 2014 approving the creation of additional distributable reserves in respect of such reduction, and take all action as is reasonably necessary to cause such distributable reserves creation to become effective.

Integration Planning

From and after the execution of the merger agreement until the earlier of the effective time or the date, if any, on which the merger agreement is terminated pursuant to its terms, each of Pfizer and Allergan agree to use reasonable best efforts to:

•	cooperate in planning the restructuring and integration of Pfizer, its subsidiaries and their respective businesses, on the one hand, with Allergan, its subsidiaries and their respective businesses, on the other hand; and

•	refrain from taking any actions that would reasonably be expected to cause any such integration transaction to fail to achieve, in any material respect, any material element of its intended operational, financial and other synergies.

However, Allergan and its subsidiaries and their respective businesses will not be required to take any action that would be reasonably likely to materially and adversely affect the business, operations and structure of Allergan and its subsidiaries considered on a standalone basis without regard to the merger and other transactions contemplated by the merger agreement.

If the merger agreement is terminated pursuant to its terms, Pfizer has agreed, upon Allergan’s request, to promptly reimburse Allergan and its subsidiaries for all reasonable out-of-pocket fees and expenses and taxes (excluding any VAT for which Allergan is entitled to a refund, repayment or credit from any relevant tax authority) incurred by Allergan and its subsidiaries in connection with any integrational planning actions taken thereby.

Shareholder/Stockholder Meetings

Pfizer and Allergan have agreed to cause the Pfizer special meeting and the Allergan EGM, respectively, to be held on the same day and on the date that is the 30th day (or, if such date is not a business day, the first business day thereafter) following the date on which this joint proxy statement/prospectus is mailed to their respective shareholders or stockholders (such date, the “meeting date”), provided that, unless otherwise mutually agreed, the meeting date will be scheduled to occur one business day prior to the expected date of the closing of the merger. If the parties mutually agree in good faith that a delay of the date of the closing of the merger is reasonably likely to occur, Pfizer and Allergan will postpone the Pfizer special meeting and the Allergan EGM, respectively, so that they will occur one business day prior to the new expected date of the closing of the merger.

Recommendation of the Pfizer Board of Directors

Pfizer, through its board of directors, has agreed to recommend to and solicit, and use its reasonable best efforts to obtain from, the Pfizer stockholders their approval of the Pfizer merger proposal and include such recommendation in this joint proxy statement/prospectus, except in each case to the extent that the Pfizer board of directors has made a change of recommendation, as described below in “—Covenants and Agreements—Change of Recommendation.” In the event that the Pfizer board of directors makes a change in recommendation prior to receipt of approval of the Pfizer merger proposal, then Allergan will have the right to terminate the merger agreement.

Recommendation of the Allergan Board of Directors

Allergan, through its board of directors, has agreed to recommend to and solicit, and use its reasonable best efforts to obtain from, the Allergan shareholders their approval of the Allergan required proposals, the Allergan distributable reserves creation proposal and the Allergan name change proposal and include such recommendation in this joint proxy statement/prospectus, except in each case to the extent that the Allergan board of directors has made a change of recommendation, as described below in “—Covenants and Agreements—Change of Recommendation.” In the event that the Allergan board of directors makes a change in recommendation prior to receipt of approval of the Allergan required proposals, then Pfizer will have the right to terminate the merger agreement.

Pfizer Stockholders Meeting

Pfizer has agreed to take all necessary actions to establish a record date for, duly call, give notice of, and convene the Pfizer special meeting on the meeting date in accordance with applicable law and the Pfizer certificate of incorporation and Pfizer bylaws. Nothing contained in the merger agreement is deemed to relieve Pfizer of its obligations to submit the merger agreement to its stockholders for a vote on the approval of the adoption thereof.

Allergan Extraordinary General Meeting

Allergan has agreed to take all necessary actions to establish a record date for, duly call, give notice of, and convene the Allergan EGM on the meeting date in accordance with applicable law and the Allergan constitution. Nothing contained in the merger agreement is deemed to relieve Allergan of its obligations to submit the Allergan required proposals, the Allergan distributable reserves creation proposal and the Allergan name change proposal to its shareholders for a vote on the approval thereof.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Under the terms of the merger agreement, Pfizer and Allergan have each agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the merger and make effective the other transactions contemplated by the merger agreement as soon as practicable after the date of the merger agreement, including:

•	preparing and filing, in consultation with the other party, as promptly as advisable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or relevant governmental entities in order to consummate the merger and the other transactions contemplated by the merger agreement; and

•	taking all steps as may be necessary to obtain all such waiting period expiration or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

In addition, at Pfizer’s reasonable request and subject to applicable law, Allergan and its subsidiaries will use their reasonable best efforts to enter into supplemental indentures with respect to certain notes issued by Allergan subsidiaries to the extent reasonably necessary to permit Allergan and its subsidiaries to remain in compliance with the passive holding company covenant applicable to such notes after giving effect to the consummation of the merger and the other transactions contemplated by the merger agreement. The foregoing obligation will not, however, require Allergan or any of its subsidiaries to enter into any agreement or instrument that would be effective prior to the closing of the merger.

In addition, subject to certain exceptions specified in the merger agreement, in connection with the foregoing efforts, each of Pfizer and Allergan have agreed to (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, (ii) promptly inform the other party of any substantive or material communication received from a relevant governmental entity or in connection with any proceeding by a private party regarding the transactions contemplated by the merger agreement and (iii) permit the other party to review in advance any written communication that it gives to, and consult with each other in advance of any substantive or material meeting, phone call or conference with a relevant governmental authority or, in connection with any proceeding by a private party regarding the transactions contemplated by the merger agreement, any other person or entity and, to the extent permitted, give the other party the opportunity to attend and participate in any in-person meetings with a relevant governmental authority or other person or entity.

Pfizer and Allergan have also agreed to take any and all actions as may be necessary or advisable to obtain the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders required under antitrust law as promptly as reasonably practicable and to resolve objections, if any, under antitrust law as promptly as possible, including, in each case, agreeing to any terms, conditions or modifications (including Pfizer, Allergan or any of their respective subsidiaries having to cease operating, license, sell or otherwise dispose of any assets or businesses or limiting their respective freedom of action). Notwithstanding the foregoing, neither Pfizer nor Allergan will be required to take, or will take without the prior written consent of the other party, any such actions that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a one-year loss of net sales revenues (as measured by net 2015 sales revenue) in excess of $2.5 billion for the combined company and its subsidiaries taken as a whole after giving effect to the merger (but excluding any assets or lines of business (x) being sold pursuant to the Allergan divestiture transaction or (y) that were not held or operated by Allergan or Pfizer as of the date of the merger agreement). Notwithstanding this obligation, none of Pfizer, Allergan or their respective subsidiaries are required to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the closing of the merger. Pfizer and Allergan have also agreed to jointly develop the strategy relating to the antitrust laws and consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either party in connection with the proceedings under or relating to any antitrust law prior to their submission. Notwithstanding the foregoing, under the terms of the merger agreement, Pfizer will ultimately control the strategy relating to the antitrust laws and will have final decision-making authority on any action or decision required to insure that Pfizer can meet its relevant obligations and its ability to consummate the merger, provided that Pfizer must consult with Allergan with respect to any such strategy or decision and consider Allergan’s views in good faith.

No Solicitation; Third-Party Acquisition Proposals

The merger agreement contains detailed provisions outlining the circumstances in which Pfizer and Allergan may respond to competing proposals received from third parties. Under these reciprocal provisions, each of Pfizer and Allergan has agreed that it will not (and will not permit any of its subsidiaries to), and that it will direct and use its reasonable best efforts to cause its respective representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders or stockholders, as applicable) which constitutes or would be reasonably expected to lead to a competing proposal (as defined below);

•	participate in any discussions or negotiations regarding a competing proposal with, or furnish any nonpublic information in furtherance of a competing proposal to any person or entity that has made or, to Pfizer’s or Allergan’s knowledge, as applicable, is considering making, a competing proposal; or

•	waive, terminate, modify or release any person or entity (other than Pfizer, Allergan, Merger Sub and their respective affiliates, as applicable) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation (provided that Pfizer or Allergan, as applicable, will not be required to take, or be prohibited from taking, any action otherwise prohibited or required under this provision if its board of directors determines in good faith (after consultation with outside legal counsel) that such action or inaction would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law).

In addition, the merger agreement requires Pfizer and Allergan to, and to cause their respective subsidiaries and representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person or entity conducted theretofore with respect to any competing proposal or any inquiry or proposal that may be reasonably expected to lead to a competing proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such person or entity or its representatives.

If Pfizer or Allergan receives a written competing proposal or inquiry or proposal from a person or entity that intends to make a competing proposal, which its board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors):

•	constitutes a superior proposal or could reasonably be expected to result in a superior proposal; and

•	failure to take the actions described in either of the bullet points below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law and which competing proposal, inquiry or proposal was made after the date of the merger agreement and did not otherwise result from a breach of the merger agreement,

Pfizer or Allergan, as applicable, may take the following actions:

•	furnish nonpublic information to the third party making or intending to make such competing proposal, if, and only if, prior to so furnishing such information, it receives from the third party an executed confidentiality agreement with terms no less restrictive of such person or entity than the confidentiality agreement between Pfizer and Allergan (except that such confidentiality agreement may not include the “fall away” provisions to the “standstill” terms set forth in the confidentiality agreement between Pfizer and Allergan); and

•	engage in discussions or negotiations with the third party with respect to the competing proposal.

Under the terms of the merger agreement, Pfizer and Allergan have also agreed that:

•	they will notify the other party orally and in writing promptly (and in any event within 24 hours) after receipt of any competing proposal or any initial communication or proposal that may reasonably be expected to lead to a competing proposal;

•	such notice must set forth the material terms and conditions of such competing proposal or such proposal (including any changes to terms and conditions) and the identity of the person or entity making such competing proposal;

•	they will promptly keep the other party reasonably informed on a reasonably current basis of any material change to the terms and status of any such competing proposal;

•	they will provide to the other party as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all written material received by Pfizer or Allergan or any of their respective subsidiaries, as applicable, from the person or entity making a competing proposal (or such person or entity’s representatives) that is material to understanding such competing proposal;

•	they will provide to the other party as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all written material provided by Pfizer or Allergan or any of their respective subsidiaries, as applicable, to the person or entity making the competing proposal (or such person or entity’s representatives) that is material to understanding any counterproposal or other material substantive response by Pfizer or Allergan, as applicable, to such competing proposal, including draft agreements or term sheets received in connection therewith; and

•	they will not, and will cause their respective subsidiaries not to, enter into any confidentiality or other agreement with any person or entity subsequent to the date of the merger agreement that would prohibit them from providing such information to the other party.

The merger agreement permits each of the Pfizer board of directors and the Allergan board of directors to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other applicable law or make any disclosure to its stockholders or shareholders, as applicable, if such board of directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would violate applicable law. However, any disclosure of a position contemplated by Rule 14d-9 and Rule 14e-2(a) that relates to the approval, recommendation or declaration of advisability by the Pfizer board of directors or the Allergan board of directors with respect to a competing proposal will be deemed a change of recommendation, unless Pfizer or Allergan, as applicable, in connection with such disclosure:

•	publicly states that its board of directors expressly rejects the competing proposal or expressly reaffirms its recommendation in favor of the approval of the Pfizer merger proposal or the Allergan shareholder approvals, as applicable; or

•	does not publicly state that the board of directors recommends acceptance of the competing proposal (provided that the provision described in this bullet point only applies if the party making the change of recommendation has already provided notice to the other party of its intention to do so and its board of directors is not yet permitted to effect such change of recommendation, provided further that if, within two business days following the date on which the Pfizer board of directors or the Allergan board of directors, as applicable, is permitted to effect such change of recommendation, the applicable board of directors does not expressly reaffirm its recommendation in favor of the approval of the Pfizer merger proposal or the Allergan proposals, as applicable, such board of directors will be deemed to make a change of recommendation).

Definition of Competing Proposal

For purposes of the merger agreement, the term “competing proposal” (as used with respect to each of Pfizer and Allergan, as applicable) means any bona fide proposal or bona fide offer made by a person or entity or group (other than (i) a proposal or offer by Pfizer or Allergan, or any of their subsidiaries, as applicable, and (ii) as applies to Allergan, the Allergan divestiture transaction) for:

•	the acquisition by any person or entity of 20% or more of the assets of Pfizer or Allergan and their respective subsidiaries, as applicable, taken as a whole, measured by either book value or fair market value (including equity securities of Pfizer’s or Allergan’s subsidiaries, as applicable);

•	the acquisition by any person or entity (or the stockholders of any person or entity) of 20% or more of the outstanding capital stock, other equity securities or voting power of Pfizer, or 20% of the outstanding Allergan ordinary shares, as applicable; or

•	any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Pfizer or Allergan as a result of which the holders of Pfizer common stock or Allergan ordinary shares, as applicable, immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof, in each case other than the merger.

Definition of Superior Proposal

For purposes of the merger agreement, the term “superior proposal” (as used with respect to each of Pfizer and Allergan, as applicable) means a bona fide proposal or offer constituting a competing proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which the Pfizer board of directors or the Allergan board of directors, as applicable, determines in good faith after consultation with its outside legal and financial advisors to be:

•	more favorable to its stockholders or shareholders, as applicable, from a financial point of view, than the merger, in the case of Pfizer, or the merger and the other transactions contemplated by the merger agreement, in the case of Allergan, taking into account all relevant factors (including all of the terms and conditions of such proposal or offer and the merger agreement (including any changes to the terms of the merger agreement proposed by Allergan or Pfizer, as applicable, in response to such offer or otherwise)); and

•	reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

Change of Recommendation

Each of the Pfizer board of directors and the Allergan board of directors is required not to:

•	approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any competing proposal, or withdraw or fail to make when required pursuant to the merger agreement, or propose publicly to withdraw or fail to make when required pursuant to the merger agreement (or qualify or modify in any manner adverse to Allergan or Pfizer, as applicable) its recommendation in favor of the Pfizer merger proposal or the Allergan required proposals, the Allergan distributable reserves creation proposal and the Allergan name change proposal, as applicable (any of the foregoing, a “change of recommendation”); or

•	cause or allow Pfizer or Allergan or any of their respective subsidiaries, as applicable, to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to any, any competing proposal, or requiring, or reasonably expected to cause, Pfizer or Allergan, as applicable, to abandon, terminate, delay or fail to consummate the merger (other than a confidentiality agreement as permitted by the merger agreement),

However, prior to the approval of the Pfizer merger proposal or the Allergan proposals by the Pfizer stockholders or the Allergan shareholders, as applicable, each of the Pfizer board of directors and the Allergan board of directors is permitted to make a change of recommendation if:

•	such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that (i) a competing proposal constitutes a superior proposal and (ii) the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; or

•	in response to any effect that occurs after the date of the merger agreement, including any change in or issuance or interpretation of, or proposed change in or issuance or interpretation of, applicable law (whether or not yet approved or effective), but excluding the receipt, existence or terms or consequences of a competing proposal or any inquiry related thereto (an “intervening event”), such board of directors has concluded in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Prior to making a change of recommendation in response to a competing proposal, the party so doing must provide the other party with at least three business days’ prior written notice advising the other party of its board of director’s intention to make such a change of recommendation, and must also take into account any changes to the terms of the merger agreement proposed by the other party in response to such prior written notice or otherwise, and during such three business day period, the party intending to make the change of recommendation must engage in good faith negotiations with the other party regarding any changes to the terms of the merger agreement proposed by the other party.

Prior to making a change of recommendation in response to an intervening event, the party so doing must provide the other party with at least three business days’ prior written notice advising the other party of its board of director’s intention to make such a change of recommendation and the reasons therefore, and must take into account any changes to the terms of the merger agreement proposed by the other party in response to such prior written notice or otherwise, and during such three business day period, the party intending to make the change of recommendation must engage in good faith negotiations with the other party regarding any changes to the terms of the merger agreement proposed by the other party.

In the event that the Allergan board of directors makes a change in recommendation prior to receipt of approval of the Allergan required proposals, then Pfizer will have the right to terminate the merger agreement. In the event that the Pfizer board of directors makes a change in recommendation prior to receipt of approval of the Pfizer merger proposal, then Allergan will have the right to terminate the merger agreement. Unless the merger agreement has been terminated in accordance with its terms, the party making the change of recommendation must hold the Pfizer special meeting or the Allergan EGM, as applicable, for the purpose of obtaining approval of the Pfizer proposals or the Allergan proposals, as applicable.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, the filing of the Irish prospectus, if required under applicable law, access to information of the other company, public announcements with respect to the merger, exemptions from takeover laws, obligations of Merger Sub and the surviving corporation, Rule 16b-3 exemptions, the delisting of Pfizer common stock and the listing of Allergan ordinary shares issued in connection with the merger and certain tax matters.

Conditions to the Consummation of the Merger

Under the merger agreement, the respective obligations of each party to effect the merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver on or prior to the date of the consummation of the merger of each of the following conditions:

•	Allergan Shareholder Approval. The Allergan required proposals have been approved by the affirmative vote of the holders representing a majority of the votes cast by holders of outstanding Allergan ordinary shares on such proposals at the Allergan EGM.

•	Pfizer Stockholder Approval. The Pfizer merger proposal has been approved by the affirmative vote of the holders of a majority of the outstanding stock of Pfizer entitled to vote thereon at the Pfizer special meeting.

•	Registration Statement. The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part has become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement has been issued by the SEC and remains in effect and no proceeding to that effect has been commenced or threatened.

•	No Illegality or Injunction. No (i) law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order or prohibition under any antitrust law by any relevant governmental authority of competent jurisdiction, in each case, which prohibits consummation of the merger has been enacted or entered and continues to be in effect to prohibit consummation of the merger.

•	Regulatory Approvals. (i) Any applicable waiting period (or extension thereof) relating to the merger under the HSR Act has expired or been terminated, and (ii) all consents of, or filings with, the relevant governmental authorities, as set forth in each of Pfizer’s and Allergan’s disclosure letters, has been obtained and is in full force and effect at the closing of the merger and any applicable waiting period with respect thereto has expired or been terminated.

•	Irish Prospectus. An Irish prospectus in relation to the Allergan ordinary shares, if required by applicable law, has been approved by the Central Bank of Ireland and made available to the public in accordance with applicable law.

•	Allergan Share Split. The Allergan share split has occurred.

•	Listing. The Allergan ordinary shares to be issued in the merger have been approved for listing on the NYSE, subject to official notice of issuance.

Under the merger agreement, the respective obligations of Allergan and Merger Sub to effect the merger are also subject to the satisfaction or waiver on or prior to the date of the consummation of the merger of the following additional conditions:

•

Representations and Warranties. (i) The representations and warranties of Pfizer regarding its authorized capital stock, absence of a material adverse effect since December 31, 2014 and the absence of any anti-takeover statutes and anti-takeover provisions in the Pfizer certificate of incorporation that would be applicable to Allergan, Merger Sub or any of their respective subsidiaries are true and correct in all respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on and as of the date of the closing of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct in all respects as of such date), except for breaches of representations and warranties which are de minimis in the aggregate, (ii) the representations and warranties of Pfizer regarding qualification, organization, corporate authority, required vote and absence of finders and brokers are true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on and as of the date of the closing of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct in all material respects as of such date), and (iii) each of the other representations and warranties of Pfizer are true and correct as of the date of the merger agreement and the date of the closing of the merger as though made on and as of the date of the closing of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date), except in the case of this clause (iii) where any such failure to be true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Pfizer; and Allergan must have received a certificate signed on behalf of Pfizer by a duly authorized executive officer of Pfizer to such effect.

•	Performance of Obligations of Pfizer. Pfizer has performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the merger agreement at or prior to the effective time; and Allergan must have received a certificate signed on behalf of Pfizer by a duly authorized executive officer of Pfizer to such effect.

Under the merger agreement, the obligation of Pfizer to effect the merger is also subject to the satisfaction or waiver on or prior to the date of the consummation of the merger of the following additional conditions:

•	Representations and Warranties. (i) The representations and warranties of Allergan regarding its authorized capital and absence of a material adverse effect on Allergan since December 31, 2014 are true and correct in all respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on and as of the date of the closing of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct in all respects as of such date), except for breaches of representations and warranties which are de minimis in the aggregate, (ii) the representations and warranties of Allergan regarding qualification, organization, corporate authority, required vote and absence of finders and brokers are true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on and as of the date of the closing of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct in all material respects as of such date), and (iii) each of the other representations and warranties of Allergan are true and correct as of the date of the merger agreement and the date of the closing of the merger as though made on and as of the date of the closing of the merger (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date), except in the case of this clause (iii) where any such failure to be true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Allergan; and Pfizer must have received a certificate signed on behalf of Allergan by a duly authorized executive officer of Allergan to such effect.

•	Performance of Obligations of Allergan and Merger Sub. Allergan and Merger Sub have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under the merger agreement at or prior to the effective time; and Pfizer must have received a certificate signed on behalf of Allergan by a duly authorized executive officer of Allergan to such effect.

•	Allergan Divestiture Transaction Closing. The closing of the Allergan divestiture transaction has occurred in accordance with the terms of the Allergan divestiture transaction agreement.

Termination of the Merger Agreement; Termination Fees; Expense Reimbursement

Termination of the Merger Agreement

The merger agreement may be terminated and the merger and the other transactions contemplated by the merger agreement abandoned as follows:

•	by mutual written consent of Pfizer and Allergan;

•	by either Pfizer or Allergan, prior to the effective time, if there has been a breach by Allergan or Merger Sub, on the one hand, or Pfizer, on the other hand, of any representation, warranty, covenant or agreement set forth in the merger agreement, which breach would result in the conditions to the other parties’ obligation to consummate the merger not being satisfied (and such breach is not curable prior to the outside date, or, if curable prior to the outside date, has not been cured within the earlier of (i) 30 calendar days following delivery of notice thereof to the defaulting party from the non-defaulting party or (ii) three business days before the outside date). However, the merger agreement may not be so terminated by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in the merger agreement;

•	by either Pfizer or Allergan, if the effective time has not occurred by 5:00 p.m., New York City time, on October 31, 2016 (the “outside date”), except that if on such date all of the conditions to the consummation of the merger have been satisfied or waived (other than the conditions regarding the stockholder and shareholder approvals, registration statement, regulatory approvals, Irish prospectus, the Allergan share split and share listing and those conditions that by their nature can only be satisfied at the closing of the merger), then the outside date will be extended to 5:00 p.m., New York City time, on March 31, 2017. However, this right to terminate the merger agreement may not be exercised by a party whose breach of any representation, warranty, covenant or agreement in the merger agreement is the cause of, or resulted, in the effective time not occurring prior to such date;

•	by Allergan, if, prior to receipt of approval of the Pfizer merger proposal, the Pfizer board of directors makes a change of recommendation;

•	by Pfizer, if, prior to receipt of approval of the Allergan required proposals, the Allergan board of directors makes a change of recommendation;

•	by either Pfizer or Allergan, if a relevant governmental authority of competent jurisdiction, that is in a jurisdiction that is material to the business and operations of Pfizer and Allergan, taken together, has issued a final, non-appealable order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the merger;

•	by either Pfizer or Allergan, if the Pfizer special meeting (as it may be adjourned or postponed) has concluded and approval of the Pfizer merger proposal has not been obtained;

•	by either Pfizer or Allergan, if the Allergan EGM (as it may be adjourned or postponed) has been concluded and approval of the Allergan required proposals has not been obtained; or

•	by either Pfizer or Allergan, if, following the date of the merger agreement, there has been:

•	any change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law);

•	the issuance of an official interpretation of applicable law, as set forth in published guidance by the IRS (other than news releases) (whether or not such change in official interpretation is yet effective); or

•	the passage of a bill or bills that would implement such a change in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of a nationally recognized U.S. tax counsel, would cause the combined company to be treated as a United States domestic corporation for United States federal income tax purposes following the consummation of the merger and other transactions contemplated by the merger agreement (for this purpose, U.S. tax counsel will be entitled to make such reasonable assumptions as to the relevant facts and, with respect to notices described in Section 7805(b) of the Code published in the Internal Revenue Bulletin that announce the intention to issue future regulations, the most likely form that such regulations will take) (referred to as an “adverse tax law change”).

Termination Fees

Termination Fees Payable by Pfizer

The merger agreement requires Pfizer to pay Allergan Medical Sàrl, a wholly owned subsidiary of Allergan, a termination fee of $1.5 billion, referred to as the “Pfizer no vote fee,” if either Pfizer or Allergan terminates the merger agreement because the Pfizer special meeting (as it may be adjourned or postponed) has concluded and approval of the Pfizer merger proposal has not been obtained and the Allergan board of directors has not changed its recommendation and the Allergan required proposals have been approved by the Allergan shareholders.

In addition, the merger agreement requires Pfizer to pay Allergan Medical Sàrl a termination fee of $3.5 billion if:

•	either Pfizer or Allergan terminates the merger agreement (i) because the Pfizer special meeting (as it may be adjourned or postponed) has concluded and approval of the Pfizer merger proposal has not been obtained from the Pfizer stockholders, (ii) after the date of the merger agreement, a competing proposal for Pfizer is publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Pfizer special meeting, and (iii) (a) a competing proposal is consummated within 12 months of such termination or (b) Pfizer enters into a definitive agreement providing for a competing proposal within 12 months of such termination and such competing proposal is consummated. Solely for these purposes, the term “competing proposal” will have the same meaning described under “—No Solicitation; Third-Party Acquisition Proposals,” except that all references to “20%” and “80%” will be deemed to be replaced with references to “50%”; or

•	(i) Allergan terminates the merger agreement because prior to receipt of approval of the Pfizer merger proposal, the Pfizer board of directors makes a change of recommendation in response to a superior proposal and (ii) the Allergan board of directors has not made a change of recommendation, and Allergan confirms to Pfizer in writing that the Allergan board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Allergan proposals and does not intend to make a change of recommendation.

To the extent that the Pfizer no vote fee has been paid, it will be credited against the termination fee described in the first bullet point above.

Furthermore, the merger agreement requires Pfizer to pay Allergan Medical Sàrl a termination fee of $3.0 billion if the Pfizer board of directors makes a change of recommendation (other than in response to a superior proposal) on or prior to March 1, 2016, or $3.5 billion if the Pfizer board of directors makes a change of recommendation (other than in response to a superior proposal) after March 1, 2016, if:

•	(i) Allergan terminates the merger agreement because prior to receipt of approval of the Pfizer merger proposal, the Pfizer board of directors makes such a change of recommendation and (ii) the Allergan board of directors has not made a change of recommendation, and Allergan confirms to Pfizer in writing that the Allergan board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Allergan proposals and does not intend to make a change of recommendation; or

•	either Allergan or Pfizer terminates the merger agreement if the Pfizer special meeting (as it may be adjourned or postponed) has concluded and approval of the Pfizer merger proposal has not been obtained and the Pfizer board of directors has made such change of recommendation.

To the extent that the Pfizer no vote fee has been paid, it will be credited against this termination fee. Pfizer shall in no event be required to pay any termination fee on more than one occasion and in no event shall the aggregate amount payable by Pfizer pursuant to the termination fee provisions described above and the expense reimbursement provisions described below exceed $3.5 billion.

The merger agreement also requires Pfizer to reimburse Allergan for:

•	any documented fees and expenses of third parties (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other representatives); and

•	certain costs, fees and expenses set forth in the Allergan disclosure letter, subject to certain exclusions related to VAT, actually incurred, paid or payable by or on behalf of Allergan or any of its subsidiaries in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of the merger agreement and the merger and the other transactions contemplated thereby, in an aggregate amount not to exceed $400 million, if:

•	Pfizer terminates the merger agreement due to the occurrence of an adverse tax law change;

•	either Pfizer or Allergan terminates the merger agreement because the approval of the Pfizer merger proposal has not been obtained, but the approval of the Allergan required proposals has been obtained; or

•	Allergan terminates the merger agreement because the Pfizer board of directors makes a change of recommendation and the Allergan board of directors has not made a change of recommendation, and Allergan confirms to Pfizer in writing that the Allergan board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Allergan proposals and does not intend to make a change of recommendation.

To the extent this reimbursement is required, any payment made for this reason will be credited against Pfizer’s obligation to pay any of the termination fees described above.

Termination Fees Payable by Allergan

The merger agreement requires Allergan Medical Sàrl to pay Pfizer a termination fee of $1.5 billion, referred to as the “Allergan no vote fee,” if either Pfizer or Allergan terminates the merger agreement because the Allergan EGM (as it may be adjourned or postponed) has concluded and approval of the Allergan required proposals has not been obtained and the Pfizer board of directors has not changed its recommendation and the Pfizer merger proposal has been approved by the Pfizer stockholders.

In addition, the merger agreement requires Allergan Medical Sàrl to pay Pfizer a termination fee of $3.5 billion if:

•	either Pfizer or Allergan terminates the merger agreement (i) because the Allergan EGM (as it may be adjourned or postponed) has concluded and approval of the Allergan required proposals has not been obtained, (ii) after the date of the merger agreement, a competing proposal for Allergan is publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Allergan EGM, and (iii) (a) a competing proposal is consummated within 12 months of such termination or (b) Allergan enters into a definitive agreement providing for a competing proposal within 12 months of such termination and such competing proposal is consummated. Solely for these purposes, the term “competing proposal” will have the same meaning described under “—No Solicitation; Third-Party Acquisition Proposals,” except that all references to “20%” and “80%” will be deemed to be replaced with references to “50%”; or

•	(i) Pfizer terminates the merger agreement because prior to receipt of the approval of the Allergan required proposals, the Allergan board of directors makes a change of recommendation in response to a superior proposal and (ii) the Pfizer board of directors has not made a change of recommendation, and Pfizer confirms to Allergan in writing that the Pfizer board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Pfizer merger proposal and does not intend to make a change of recommendation.

To the extent that the Allergan no vote fee has been paid, it will be credited against the termination fee described in the first bullet point above.

Furthermore, the merger agreement requires Allergan Medical Sàrl to pay Pfizer a termination fee of $3.0 billion if the Allergan board of directors makes a change of recommendation (other than in response to a superior proposal) on or prior to March 1, 2016, or $3.5 billion if the Allergan board of directors makes a change of recommendation (other than in response to a superior proposal) after March 1, 2016, if:

•	(i) Pfizer terminates the merger agreement because prior to receipt of the approval of the Allergan required proposals, the Allergan board of directors makes such change of recommendation and (ii) the Pfizer board of directors has not made a change of recommendation, and Pfizer confirms to Allergan in writing that the Pfizer board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Pfizer merger proposal and does not intend to make a change of recommendation; or

•	either Pfizer or Allergan terminates the merger agreement if the Allergan EGM (as it may be adjourned or postponed) has concluded and approval of the Allergan required proposals has not been obtained and the Allergan board of directors has made such a change of recommendation.

To the extent that the Allergan no vote fee has been paid, it will be credited against this termination fee. Allergan Medical Sàrl shall in no event be required to pay any termination fee on more than one occasion and in no event shall the aggregate amount payable by Allergan Medical Sàrl pursuant to the termination fee provisions described above and by Allergan pursuant to the expense reimbursement provisions described below exceed $3.5 billion.

The merger agreement also requires Allergan to reimburse Pfizer for:

•	any documented fees and expenses of third parties (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other representatives); and

•	certain costs, fees and expenses set forth in the Pfizer disclosure letter, actually incurred, paid or payable by or on behalf of Pfizer or any of its subsidiaries in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of the merger agreement and the transactions contemplated thereby, in an aggregate amount not to exceed $400 million, if

•	Allergan terminates the merger agreement due to the occurrence of an adverse tax law change;

•	either Pfizer or Allergan terminates the merger agreement because the approval of the Allergan required proposals has not been obtained, but the approval of the Pfizer merger proposal has been obtained; or

•	Pfizer terminates the merger agreement because the Allergan board of directors makes a change of recommendation and the Pfizer board of directors has not made a change of recommendation, and Pfizer confirms to Allergan in writing that the Pfizer board of directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) that it continues to recommend the approval of the Pfizer merger proposal and does not intend to make a change of recommendation.

To the extent this reimbursement is required, any payment made for this reason will be credited against Allergan Medical Sàrl’s obligation to pay any of the termination fees described above.

Limitation on Remedies

In the event of the termination of the merger agreement pursuant to the provisions described under “—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement—Termination of the Merger Agreement,” written notice must be given to the other party or parties specifying the provision of the merger agreement pursuant to which such termination is made, and the merger agreement will terminate and there will be no liability on the part of Pfizer, on the one hand, or Allergan, Merger Sub or Allergan Medical Sàrl, on the other hand, except that the confidentiality agreement, the sections of the merger agreement relating to the fees payable in connection with termination of the merger agreement and certain other sections of the merger agreement will survive such termination. However, no such termination will relieve any party from its obligation to pay the termination fees described under “—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement—Termination Fees” or from liability for a “willful breach” (as such term is defined in the merger agreement) of its representations, warranties, covenants or agreements in the merger agreement prior to such termination, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity. In certain circumstances, if the merger agreement is terminated in accordance with its terms and such termination gives rise to the obligation to pay certain of the termination fees described above under “—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement—Termination Fees” then the payment of such fees shall be considered the sole and exclusive remedy of Allergan and Allergan Medical Sàrl, or of Pfizer, against the other, as applicable, for any liability or damage relating to or arising out of the merger agreement or the merger and the other transactions contemplated thereby.

Fees and Expenses

Except as otherwise expressly provided in the merger agreement, all reasonable out-of-pocket expenses (including fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants) incurred by or on behalf of a party to the merger agreement in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring the expense, except that Pfizer and Allergan will share equally all reasonable out-of-pocket expenses incurred in connection with printing, filing and mailing this joint proxy statement/prospectus and the registration statement of which it is a part, and all SEC and other regulatory filing fees incurred in connection therewith.

Indemnification; Directors’ and Officers’ Insurance

The parties to the merger agreement have agreed that, for a period of not less than six years from and after the effective time, the combined company will, and will cause the surviving corporation to, indemnify and hold harmless all individuals who are, or prior to the effective time are, past or present directors, officers or employees of Pfizer and its subsidiaries or Allergan and its subsidiaries, and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Pfizer, Allergan or their respective subsidiaries, as applicable, for acts or omissions occurring at or prior to the effective time, to the fullest extent permitted by law or as provided pursuant to indemnification agreements (if any) in existence as of the date of the merger agreement, the Pfizer certificate of incorporation or the Pfizer bylaws or the Allergan constitution or similar organizational documents of the subsidiaries of Pfizer or Allergan, as applicable.

In addition, for an aggregate period of not less than six years from the effective time, the combined company will, in the case of Allergan, and will cause the surviving corporation, in the case of Pfizer, to provide the current or former directors, officers, fiduciaries, agents and employees of Pfizer, Allergan and their respective subsidiaries an insurance and indemnification policy that provides coverage for events occurring prior to the effective time that is no less favorable than Pfizer’s or Allergan’s, as applicable, existing policy, or, if insurance coverage that is no less favorable is unavailable, the best available coverage, subject to the limitation that the surviving corporation will not be required to spend in any one year more than 300% of the last annual premium paid prior to the date of the merger agreement for either Pfizer’s or Allergan’s existing policy, as applicable. Notwithstanding the foregoing, Pfizer may, at its option prior to the effective time, substitute for such policy a “tail” prepaid policy with respect to Pfizer’s existing policy, provided that the amount paid for such policy does not exceed 300% of the last annual premium paid prior to the date of the merger agreement.

Amendment and Waiver

The parties may amend the merger agreement by written agreement at any time either before or after the approval of the Pfizer merger proposal or the Allergan required proposals by the Pfizer stockholders and Allergan shareholders, as applicable. However, after such approval, no amendment may be made which by law requires further approval by the Pfizer stockholders or the Allergan shareholders, as applicable, unless such further approval is obtained.

Prior to the effective time, the parties may, to the extent permitted by applicable law and except as otherwise set forth in the merger agreement:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties made to Pfizer or Allergan, as applicable, contained in the merger agreement or in any document delivered pursuant thereto; and

•	waive compliance with any of the agreements or conditions for the benefit of any party, including Allergan Medical Sàrl, as applicable, under the merger agreement.

Any agreement by a party to such extension or waiver must be in a writing signed by the applicable party. Any delay in exercising any right under the merger agreement does not constitute a waiver of such right.

Governing Law

The merger agreement is governed by the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other jurisdiction.

Assignment

The merger agreement cannot be assigned by any party without the prior written consent of the other parties. Notwithstanding the foregoing, a party may assign its rights or interests under the merger agreement to any wholly owned subsidiary, provided that no such assignment will relieve such party of its obligations under the merger agreement.

Specific Performance

The parties to the merger agreement have agreed that irreparable injury would occur if any provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties agreed that, prior to the valid termination of the merger agreement pursuant to the provisions described under “—Termination of the Merger Agreement; Termination Fees; Expense Reimbursement—Termination of the Merger Agreement” above, each party is entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the merger agreement by any other party, to a decree or order of specific performance to specifically enforce the terms and provisions of the merger agreement and to any further equitable relief. The parties have agreed to waive any objections to any of the foregoing remedies (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity). In the event that any party seeks any of the foregoing remedies, such party is not required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

CERTAIN TAX CONSEQUENCES OF THE MERGER

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax consequences of: (i) the merger to Pfizer and Allergan and to holders of Pfizer common stock, (ii) the Allergan share split to holders of Allergan ordinary shares, and (iii) the ownership and disposition of the combined company ordinary shares received in the merger and Allergan share split. This discussion is based on provisions of the Code, the U.S. Treasury Regulations promulgated thereunder (whether final, temporary or proposed), administrative rulings, and judicial interpretations thereof, and the income tax treaty between Ireland and the United States (the “Ireland-U.S. tax treaty”), all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to holders as a result of the merger and the Allergan share split, or as a result of the ownership and disposition of combined company ordinary shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders, nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, it is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the merger, the Allergan share split or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. holders and non-U.S. holders that hold Pfizer common stock or Allergan ordinary shares, and, after the closing of the merger, combined company ordinary shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	banks, thrifts, mutual funds or other financial institutions, underwriters or insurance companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

•	expatriates or former long-term residents of the United States;

•	partnerships or other pass-through entities or investors in such entities;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	“passive foreign investment companies,” “controlled foreign corporations” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons who received Pfizer common stock or Allergan ordinary shares, or, after the merger, combined company ordinary shares, through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Pfizer common stock or Allergan ordinary shares, or, after the merger, the outstanding combined company ordinary shares; or

•	holders holding Pfizer common stock or Allergan ordinary shares, or, after the merger, combined company ordinary shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Pfizer common stock or Allergan ordinary shares, and, after the merger, combined company ordinary shares received in the merger, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of Pfizer common stock or Allergan ordinary shares, and, after the merger, combined company ordinary shares received in the merger, that is not a U.S. holder and not a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Pfizer common stock or Allergan ordinary shares and, after the closing of the merger, combined company ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the merger, the Allergan share split, and the subsequent ownership and disposition of combined company ordinary shares received in the merger or the Allergan share split.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE ALLERGAN SHARE SPLIT. PFIZER STOCKHOLDERS AND ALLERGAN SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER AND THE ALLERGAN SHARE SPLIT, INCLUDING THE OWNERSHIP AND DISPOSITION OF COMBINED COMPANY ORDINARY SHARES AFTER THE MERGER AND THE ALLERGAN SHARE SPLIT, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Merger to Pfizer and Allergan

U.S. Federal Income Tax Consequences of the Merger to Pfizer

Pfizer should not recognize any gain or loss as a result of the closing of the merger. However, Pfizer will continue to be subject to U.S. tax after the merger. Pfizer (and its U.S. affiliates) could be subject to limitations on the utilization of certain tax attributes and the combined company may be limited in its ability to integrate certain of its non-U.S. operations or access cash earned by Pfizer’s non-U.S. subsidiaries, in each case without incurring substantial U.S. tax liabilities, as described below.

Tax Residence of the Combined Company for U.S. Federal Income Tax Purposes

As described more fully below, under current law, the combined company is not expected to be treated as a U.S. corporation for U.S. federal tax purposes as a result of the merger. Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the combined company, which will be incorporated under the laws of the Republic of Ireland, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code and the U.S. Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance as to their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (ii) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (iii) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (which includes the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 of the Code, which requirement is referred to as the “Section 7874 percentage test.” For purposes of Section 7874 of the Code, “expanded affiliate group” means the non-U.S. corporation and all subsidiaries in which the non-U.S. corporation, directly or indirectly, owns more than 50% of the shares by vote and value.

For purposes of Section 7874 of the Code, Allergan will acquire indirectly all of the assets of Pfizer through the merger, but the combined company, including its expanded affiliated group, is not expected to have substantial business activities in Ireland within the meaning of Section 7874 of the Code upon consummation of the merger. As a result, the application of Section 7874 of the Code to the merger should depend on the satisfaction of the Section 7874 percentage test.

Ownership for purposes of Section 7874 of the Code is subject to various adjustments under the Code and the U.S. Treasury Regulations promulgated thereunder, and there is limited guidance regarding Section 7874 of the Code, including with respect to the application of the Section 7874 percentage test described above. As such, determining the Section 7874 percentage is complex and is subject to factual and legal uncertainties. In this regard, the U.S. Treasury has recently announced that it intends to issue U.S. Treasury Regulations interpreting Section 7874 of the Code. These U.S. Treasury Regulations would, among other things, disregard, for purposes of determining the Section 7874 percentage, certain non-ordinary course distributions made by Pfizer during the 36 months preceding the merger, including ordinary course dividends and share repurchases, as well as the distribution of the stock of Zoetis to Pfizer’s stockholders in June 2013. Such U.S. Treasury Regulations have not yet been issued and their scope and precise effect are unclear. Such U.S. Treasury Regulations will apply to the merger even if enacted after the merger is consummated and will likely have the effect of increasing the Section 7874 percentage.

Based on the rules for determining share ownership under Section 7874 of the Code and the U.S. Treasury Regulations promulgated thereunder, including the anticipated effect of proposed U.S. Treasury Regulations, and certain factual assumptions, after the merger, the combined company believes that the Section 7874 percentage should be less than 80% (and in fact is expected to be less than 60%).

Even if the Section 7874 percentage were determined to be less than 80% in the merger, it is possible that the IRS could assert that Allergan should be treated as a U.S. corporation for U.S. federal income tax purposes as a result of prior transactions. Allergan believes that in the Warner Chilcott transaction, the Section 7874 percentage was less than 80% and consequently that Actavis plc should have been treated as a non-U.S. corporation following the Warner Chilcott transaction. In addition, Allergan believes that in the Forest transaction, the Section 7874 percentage was less than 80% and consequently that Actavis plc should have been treated as a non-U.S. corporation following the Forest transaction. Finally, Allergan believes that in the Legacy Allergan transaction, the Section 7874 percentage was less than 80% and consequently Allergan should be treated as a non-U.S. corporation following the Legacy Allergan transaction. However, as described above, there is limited guidance regarding the application of Section 7874 of the Code, and the IRS may assert that the Section 7874 percentage was 80% or more in one or more of such transactions. In the event that the IRS were to prevail with such assertion, Allergan could be treated as a U.S. corporation for U.S. federal income tax purposes and, as a result, the combined company could be treated as a U.S. corporation for U.S. federal income tax purposes.

In addition, for purposes of Section 7874, multiple acquisitions of U.S. corporations by a non-U.S. corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated for purposes of determining the Section 7874 percentage.

As a result, even if the Section 7874 percentage was less than 80% in each of the Warner Chilcott, Forest, and Legacy Allergan transactions, the IRS may assert that the merger of Pfizer and Allergan should be integrated with one or more of such transactions and treated as a single transaction. Each of Allergan and Pfizer believes that the merger of Pfizer and Allergan is a separate transaction from such prior transactions and should not be integrated with one or more of such transactions. However, there can be no assurance that the IRS will agree with that position and, in the event that the IRS were to prevail with an assertion that the merger of Pfizer and Allergan should be integrated with more than one such prior transaction, the combined company could be treated as a U.S. corporation for U.S. federal tax purposes.

In light of the above discussion, under current law, the combined company is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, whether the Section 7874 percentage test has been satisfied must be finally determined immediately after the consummation of the merger, by which time there could be adverse changes to the relevant facts and circumstances. In addition, any changes to the rules of Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder, or other changes of law, which could be made retroactively effective, could adversely affect the combined company’s status as a non-U.S. corporation for U.S. federal income tax purposes. Thus, there can be no assurance that the IRS will agree with the position that the combined company should be treated as a non-U.S. corporation following the merger.

Prior to the closing of the merger, each of Pfizer and Allergan may terminate the merger agreement if, following the date of the merger agreement, there has been any change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or any official interpretations thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), or there has been a bill or bills that would implement such a change which has been passed in identical form (or substantially identical form such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) by both houses of Congress and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case prior to closing, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause the combined company to be treated as a U.S. domestic corporation for U.S. federal income tax purposes following the merger.

If the combined company were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to liability for substantial U.S. income taxes. The remainder of this discussion assumes that the combined company will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of Pfizer’s (and its U.S. Affiliates’) Tax Attributes and Pfizer’s Ability to Restructure

Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. As described above, based on the rules for determining share ownership under Section 7874 of the Code and the U.S. Treasury Regulations promulgated thereunder, and certain factual assumptions, the Section 7874 percentage is expected to be less than 60%. However, if the Section 7874 percentage were determined to be at least 60% (but less than 80%), then the taxable income of the U.S. corporation (and any U.S. person related to the U.S. corporation) for any given year, within a period beginning on the first date the U.S. corporation’s properties were acquired and ending 10 years after the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition or after the acquisition to a non-U.S. related person. In addition, the IRS has announced that it will promulgate new rules, which, in that situation, may broaden the definition of “inversion gain.”

The IRS has also announced that it intends to promulgate new U.S. Treasury Regulations that may limit, for the 10-year period following the merger, the combined company’s ability to integrate certain of its non-U.S. operations or access cash earned by Pfizer’s non-U.S. subsidiaries, in each case without incurring substantial U.S. tax liabilities. As previously discussed, based on the rules for determining share ownership under Section 7874 of the Code and the U.S. Treasury Regulations promulgated thereunder, and certain factual assumptions, the combined company believes that the Section 7874 percentage should be less than 60%. As a result, Pfizer is not expected to be subject to the new rules limiting its ability to integrate certain of the combined company’s non-U.S. operations or access cash earned by Pfizer’s non-U.S. subsidiaries after the merger.

However, as described above, there is limited guidance regarding the application of Section 7874 of the Code, and there can be no assurance that the IRS will agree with the position that the Section 7874 percentage should be less than 60%. Moreover, even if the Section 7874 percentage with respect to the merger itself were determined to be less than 60%, the IRS may assert that the merger of Pfizer and Allergan should be integrated with the Legacy Allergan transaction as a single transaction. Each of Pfizer and Allergan believes that the merger of Pfizer and Allergan is a separate transaction from the Legacy Allergan transaction and should not be integrated with the Legacy Allergan transaction. However, there can be no assurance that the IRS will agree with that position and, in the event that the IRS were to prevail with such assertion, Section 7874 of the Code would subject Pfizer and its U.S. affiliates to the limitations described above. In addition, the ability of the Allergan group to utilize certain tax attributes to offset its inversion gain, if any, may already be limited as a result of the Warner Chilcott transaction for the 10-year period following such transaction. Any such limitation, if applicable, may apply to Pfizer and its U.S. affiliates after the merger.

U.S. Federal Income Tax Consequences of the Merger to Holders of Pfizer Common Stock

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

The merger is intended to qualify as a “reorganization” within the meaning of section 368(a) of the Code. However, as discussed above, it is expected that the combined company should be respected as a non-U.S. corporation for U.S. federal income tax purposes. As such, it is expected that special rules contained in Section 367(a) of the Code and the U.S. Treasury Regulations promulgated thereunder will require that U.S.

holders exchanging Pfizer common stock for combined company ordinary shares, or a combination of combined company ordinary shares and cash, in the merger recognize gain, if any, but not loss on such exchange. The amount of gain recognized will equal the excess, if any, of the aggregate amount of (i) the fair market value of the combined company ordinary shares as of the effective time and (ii) the amount of any cash (including cash in lieu of fractional combined company ordinary shares) received in the merger, over the U.S. holder’s adjusted tax basis in the Pfizer common stock exchanged therefor. Gain and disallowed loss must be determined separately for each block of Pfizer common stock (i.e., shares of Pfizer common stock acquired at the same cost in a single transaction). Any such gain will be capital gain, and will be long-term capital gain if the U.S. holder’s holding period in its Pfizer common stock is more than one year on the closing date of the merger, as determined separately for each block of Pfizer common stock held by the U.S. holder.

A U.S. holder’s adjusted tax basis in the combined company ordinary shares received in the merger will be equal to the adjusted tax basis of the Pfizer common stock exchanged therefor, decreased by the amount of any cash received (including any cash received in lieu of fractional combined company ordinary shares), and increased by the amount of any gain recognized. A U.S. holder’s holding period for the combined company ordinary shares will include the holding period for the shares of Pfizer common stock surrendered in exchange therefor.

Information reporting and backup withholding may also apply as described below under “—Information Reporting and Backup Withholding.”

U.S. Federal Income Tax Consequences of the Merger to Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized in the merger unless:

•	the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	such non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the merger occurs, and certain other requirements are met.

Unless an applicable treaty provides otherwise, any recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as gain of a U.S. holder, as described under “—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders.” A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the non-U.S. holder, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

Information reporting and backup withholding may also apply as described below under “—Information Reporting and Backup Withholding.”

U.S. Federal Income Tax Consequences of the Allergan Share Split to Allergan Shareholders

U.S. Federal Income Tax Consequences of the Allergan Share Split to U.S. Holders

Except as described below with respect to cash in lieu of fractional shares, no gain or loss should be recognized by a U.S. holder upon such holder’s exchange of pre-split shares for post-split shares pursuant to the

Allergan share split. A U.S. holder’s aggregate tax basis in the ordinary shares received pursuant to the Allergan share split should equal the aggregate tax basis in the ordinary shares surrendered (excluding the portion of the tax basis that is allocable to any fractional share), and such U.S. holder’s holding period for the ordinary shares received should include the holding period for the ordinary shares surrendered. U.S. Treasury Regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of ordinary shares surrendered to the ordinary shares received pursuant to the Allergan share split. Holders of ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

A U.S. holder who receives cash in lieu of a fractional share pursuant to the Allergan share split should recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) the U.S. holder’s tax basis in the ordinary shares surrendered that is allocated to such fractional share. Such capital gain or loss should be long term capital gain or loss if the U.S. holder’s holding period for the Allergan ordinary shares surrendered exceeds one year at the effective time. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Information reporting and backup withholding may also apply as described below under “—Information Reporting and Backup Withholding.”

U.S. Federal Income Tax Consequences of the Allergan Share Split to Non-U.S. Holders

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash in lieu of fractional combined company ordinary shares unless:

•	the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	such non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the merger occurs, and certain other requirements are met.

Unless an applicable treaty provides otherwise, any recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as gain of a U.S. holder, as described above under “—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders.” A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on gain realized with respect to cash received in lieu of fractional combined company ordinary shares, as adjusted for certain items. Information reporting and backup withholding may also apply as described below under “—Information Reporting and Backup Withholding.”

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Combined Company Ordinary Shares

The following discussion is a summary of certain U.S. federal income tax consequences of the ownership and disposition of combined company ordinary shares to Pfizer stockholders and Allergan shareholders who receive such combined company ordinary shares pursuant to the merger and the Allergan share split and assumes that the combined company will be treated as a foreign corporation for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of Combined Company Ordinary Shares

Distributions on Combined Company Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution on combined company ordinary shares (including any taxes withheld) that is made out of the combined company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code. Distributions in excess of the combined company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in its combined company ordinary shares, and thereafter as capital gain, as described below under “–-Sale, Exchange, Redemption or Other Taxable Disposition of Combined Company Ordinary Shares.”

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury has determined that the Ireland-U.S. tax treaty meets these requirements, and it is expected that the combined company will be eligible for the benefits of the Ireland-U.S. tax treaty. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the New York Stock Exchange (which the combined company ordinary shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that the combined company ordinary shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of the combined company’s status as a qualified foreign corporation. The combined company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company, (a “PFIC)” for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company Status.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by the combined company may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on combined company ordinary shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. However, it is possible that the combined company will be at the closing of the merger or some time thereafter at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for U.S. foreign tax credit purposes to the extent that the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by the combined company as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. holder’s ability to claim a foreign tax credit with respect to foreign taxes payable or deemed payable in respect of such dividends or on other items of foreign source, passive income for U.S. federal foreign tax credit limitation purposes. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Combined Company Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of combined company ordinary shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of combined company ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of combined company ordinary shares generally will be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if the combined company is treated as a PFIC for any taxable year during which such U.S. holder holds combined company ordinary shares. A non-U.S. corporation, such as the combined company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either (i) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Code) or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The combined company is not expected to be classified as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change.

If the combined company were to be treated as a PFIC, unless a U.S. holder elected to be taxed annually on a mark-to-market basis with respect to its combined company ordinary shares, gain realized on any sale or exchange of such combined company ordinary shares and certain distributions received with respect to such shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends received by a U.S. holder with respect to combined company ordinary shares would not constitute qualified dividend income eligible for preferential tax rates if the combined company is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in the combined company ordinary shares.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of Combined Company Ordinary Shares

In general, a non-U.S. holder of combined company ordinary shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on combined company ordinary shares or any gain recognized on a sale or other disposition of combined company ordinary shares (including any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s combined company ordinary shares) unless:

•	the dividend or gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	in the case of gain only, such non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to cash received by U.S. holders of Pfizer common stock and Allergan ordinary shares in the merger and the Allergan share split (including cash in lieu of fractional combined company ordinary shares received by such U.S. holders), dividends received by U.S. holders of combined company ordinary shares, and the proceeds received on the disposition of combined company ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to combined company ordinary shares, subject to certain exceptions (including an exception for combined company ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold combined company ordinary shares. Such U.S. holders should consult their tax advisors regarding information reporting requirements relating to their ownership of combined company ordinary shares.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on, cash received by a non-U.S. holder in the merger or Allergan share split (including cash in lieu of fractional combined company ordinary shares received by such non-U.S. holders), unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption. Dividends paid with respect to combined company ordinary shares and proceeds from the sale or other disposition of combined company ordinary shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Irish Tax Considerations

Scope of Discussion

The following is a summary of the material Irish tax consequences of the merger to certain beneficial owners of Pfizer common stock and the ownership and disposal of combined company ordinary shares received upon the consummation of the merger by such owners. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the Pfizer stockholders or combined company shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this joint proxy statement/prospectus and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and Pfizer stockholders or combined company shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the merger and of the acquisition, ownership and disposal of combined company ordinary shares. The summary applies only to Pfizer stockholders or combined company shareholders who hold their Pfizer common stock, and will own combined company ordinary shares, as capital assets and does not apply to other categories of stockholders or shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and stockholders or shareholders who acquired their Pfizer common stock or who have, or who are deemed to have, acquired their combined company ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish Resident Stockholders or Shareholders

Pfizer stockholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their Pfizer common stock in connection with a trade carried on by such stockholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their Pfizer common stock, or on the receipt of combined company ordinary shares and/or cash pursuant to the merger.

Any subsequent disposal of combined company ordinary shares will not be within the charge to Irish CGT provided the holder of such shares is not resident or ordinarily resident in Ireland for Irish tax purposes and does not hold his or her shares in connection with a trade carried on by such shareholder through an Irish branch or agency.

Irish Resident Stockholders or Shareholders

Pfizer stockholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or Pfizer stockholders that hold their Pfizer common stock in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and relief (for example, “paper for paper relief”), generally be within the charge to Irish CGT arising on the cancellation of their Pfizer common stock pursuant to the merger. Such stockholders should consult their own tax advisors as to the Irish tax consequences of the merger.

A subsequent disposal of combined company ordinary shares by a shareholder who is resident or ordinarily resident in Ireland for Irish tax purposes or who holds his or her shares in connection with a trade carried on by such person through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT.

A shareholder of the combined company who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, still be liable for Irish tax on any chargeable gain realized upon subsequent disposal of combined company ordinary shares during the period in which such individual is a non-resident.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.

No stamp duty should be payable by Pfizer stockholders on the cancellation of the Pfizer common stock or the issue of combined company ordinary shares pursuant to the merger.

Irish stamp duty may, depending on the manner in which the shares in the combined company are held, be payable in respect of transfers of combined company ordinary shares.

Shares Held Through DTC

A transfer of combined company ordinary shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. On the basis that most combined company ordinary shares are expected to be held through DTC, it is anticipated that most transfers of ordinary shares will be exempt from Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of combined company ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of combined company ordinary shares held outside of DTC, those Pfizer stockholders who do not hold their Pfizer common stock through DTC (or through a broker who in turn holds such shares through DTC) may wish to consult their own tax advisor as to whether they should arrange for the transfer of their Pfizer common stock into DTC before the merger is consummated.

Withholding Tax on Dividends (DWT)

Distributions made by the combined company will, in the absence of one of many exemptions, be subject to DWT currently at a rate of 20%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by the combined company to its shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, the combined company is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from the combined company if such shareholder is beneficially entitled to the dividend and is either:

•	a person (not being a company) resident for tax purposes in a Relevant Territory (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of Relevant Territories for DWT purposes, see Annex G to this joint proxy statement/prospectus);

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•	a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

•	a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•	a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above (but subject to “—Shares Held by U.S. Resident Shareholders” below), the combined company or, in respect of shares held through DTC, any qualifying intermediary appointed by the combined company, has received from the shareholder, where required, the relevant DWT Forms prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the shareholder where required should furnish the relevant DWT Forms to:

•	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by the combined company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its shares are held through DTC; or

•	the combined company’s transfer agent at least seven business days before the record date for the dividend if its shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. The information contained on this website is not incorporated by reference into this joint proxy statement/prospectus.

Shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

For non-Irish resident combined company shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders

Dividends paid in respect of combined company ordinary shares that are owned by a U.S. resident and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by the combined company). Such shareholders, including Pfizer stockholders who are U.S. residents and who receive combined company ordinary shares pursuant to the merger, may wish to ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the combined company).

Dividends paid in respect of combined company ordinary shares that are held outside of DTC and are owned by a former Pfizer stockholder who is a resident of the United States will not be subject to DWT if such shareholder satisfies the conditions of one of the exemptions referred to above under the heading “—General Exemptions,” including the requirement to provide a completed IRS issued Form 6166 or a valid DWT Form to the combined company’s transfer agent at least seven business days before the record date for the dividend to confirm its U.S. residence and claim an exemption. Pfizer stockholders who are U.S. residents and who receive combined company ordinary shares (which are to be held outside of DTC) pursuant to the merger may wish to ensure that they complete the appropriate IRS Form 6166 or a DWT Form and provide them to the combined company’s transfer agent as soon as possible after receiving their combined company ordinary shares.

Subject to approval by the Irish Revenue Commissioners of an application filed by Allergan, combined company shareholders who held shares in Pfizer immediately prior to consummation of the merger and who are residents of the United States will be given 12 months from the closing date of the merger to file DWT Forms or IRS Forms 6166. Distributions to these shareholders may be made without deduction of DWT during this 12 month transitional period.

If any shareholder that is resident in the United States receives a dividend from which DWT has been withheld, the shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Relevant Territories Other Than the United States

Shareholders who are residents of Relevant Territories, other than the United States, must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions,” including the requirement to furnish valid DWT Forms, in order to receive dividends without suffering DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the combined company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to the combined company’s transfer agent at least seven business days before the record date for the dividend. It is strongly recommended that such shareholders, including Pfizer stockholders who are residents of Relevant Territories other than the U.S. and who receive combined company ordinary shares pursuant to the merger, complete the appropriate DWT Forms and provide them to their brokers or the combined company’s transfer agent, as the case may be, as soon as possible after receiving their shares.

Subject to approval by the Irish Revenue Commissioners of an application filed by Allergan, combined company shareholders who held shares in Pfizer immediately prior to consummation of the merger and who are residents of Relevant Territories other than the United States will be given 12 months from the closing date of the merger to file DWT Forms. Distributions to these shareholders may be made without deduction of DWT during this 12 month transitional period.

If any shareholder who is resident in a Relevant Territory receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of Ireland

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the appropriate DWT Forms) will be subject to DWT in respect of dividends paid on their combined company ordinary shares.

Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the combined company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) (in the case of shares held through DTC), or to the combined company’s transfer agent at least seven business days before the record date for the dividend (in the case of shares held outside of DTC).

Combined company shareholders who are resident or ordinarily resident in Ireland or are otherwise subject to Irish tax should consult their own tax advisors.

Shares Held by Other Persons

Combined company shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

Dividends paid in respect of combined company ordinary shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are residents in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by the combined company) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If any partner is not a resident of a Relevant Territory, no partner is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any dividend, the combined company will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of shares of the combined company that are held through DTC (the “deposited securities”). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the deposited securities after the combined company delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

The combined company will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms.

Income Tax on Dividends Paid on Combined Company Ordinary Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A combined company shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability for Irish income tax or the universal social charge on a dividend from the combined company. An exception to this position may apply where such shareholder holds combined company ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A combined company shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or liability for the universal social charge. The DWT deducted by the combined company discharges the liability to income tax and the universal social charge. An exception to this position may apply where the shareholder holds combined company ordinary shares through a branch or agency in Ireland through which a trade is carried on.

Irish resident or ordinarily resident shareholders may be subject to Irish tax and (in the case of an individual) the universal social charge and/or Pay Related Social Insurance on dividends received from the combined company. Such combined company shareholders should consult their own tax advisors.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of combined company ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because combined company ordinary shares may be regarded as property situated in Ireland for Irish CAT purposes as the share register of the combined company must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €280,000 in respect of taxable gifts or inheritances received from their parents. Combined company shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

Irish Tax Consequences of the Allergan Share Split to Allergan Shareholders

Irish Tax Consequences of the Allergan Share Split to Irish Holders

Except as described below with respect to cash in lieu of fractional shares, no gain or loss should be recognized by an Allergan shareholder that is Irish resident or ordinarily resident, or that holds their Allergan ordinary shares through an Irish branch or agency (an “Irish Allergan shareholder”) for the purposes of Irish tax on chargeable gains upon such holder’s exchange of pre-split shares for post-split shares pursuant to the Allergan share split. Irish Allergan shareholders will be treated as if they acquired their holding of post-split combined company ordinary shares at the same time and at the same cost as when they acquired their holding of pre-split Allergan ordinary shares. An Irish Allergan shareholder who receives cash in lieu of fractional combined company ordinary shares pursuant to the Allergan share split should be treated as having made a part disposal of the original shares. Irish legislation applying to reorganisations of share capital such as the Allergan share split sets out detailed rules for determining the tax basis and the holding periods of shareholdings after a reorganisation such as the Allergan share split. Holders of Allergan ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Irish Tax Consequences of the Allergan Share Split to Non-Irish Holders

Allergan shareholders that are not Irish Allergan shareholders will not be within the charge to Irish tax on chargeable gains on any disposal of Allergan ordinary shares or on any gain realized on the receipt of cash in lieu of fractional combined company ordinary shares.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. PFIZER STOCKHOLDERS AND COMBINED COMPANY SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER AND OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF COMBINED COMPANY ORDINARY SHARES.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of (i) the merger and the other transactions contemplated by the merger agreement and (ii) the acquisition of Allergan, Inc. by Actavis plc on March 17, 2015 (referred to in this joint proxy statement/prospectus as the “Legacy Allergan transaction”).

Under the guidance of the Financial Accounting Standards Board (“FASB”) accounting standards codification (“ASC”) 805, Business Combinations, Pfizer has been determined to be the accounting acquirer in the merger, while Allergan is treated as the legal acquirer. As such, the merger has been determined to be a reverse acquisition under the authoritative guidance of ASC 805-40, Reverse Acquisitions. Following the merger, subject to the approval of the Allergan name change proposal by Allergan shareholders at the Allergan EGM and the approval of the Registrar of Companies in Ireland, Allergan will effect a change of name so that the name of the combined company will be “Pfizer plc.”

On March 17, 2015, Allergan (formerly Actavis plc), acquired Allergan, Inc. (“Legacy Allergan”) for approximately $77.0 billion including outstanding indebtedness assumed of $2.2 billion, cash consideration of $40.1 billion and equity consideration of $34.7 billion, which includes outstanding equity awards (the “Legacy Allergan transaction”). Under the terms of the agreement, Legacy Allergan shareholders received 111.2 million Allergan ordinary shares, 7.0 million Allergan non-qualified stock options and 0.5 million Allergan share units.

The unaudited pro forma condensed combined statement of income combines the historical consolidated statements of income of Pfizer, Legacy Allergan and Allergan, giving effect to the merger and the Legacy Allergan transaction as if each occurred on January 1, 2015. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Pfizer and Allergan, giving effect to the merger as if it had occurred on December 31, 2015. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger and the Legacy Allergan transaction, (2) factually supportable, and (3) with respect to the statement of income, expected to have a continuing impact on the results of operations of the combined company, in conformity with the guidance of the SEC Regulation S-X Article 11, Pro Forma Financial Information (“Article 11”). The pro forma adjustments are based on assumptions that Pfizer believes are reasonable given the best information available as of the date of this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with:

•	the separate historical financial statements of Pfizer as of and for the year ended December 31, 2015 and the related notes contained in Pfizer’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus;

•	the separate historical financial statements of Allergan as of and for the year ended December 31, 2015 and the related notes contained in Allergan’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this joint proxy statement/prospectus; and

•	the unaudited pro forma combined financial statements for the three months ended March 31, 2015, which give effect to the Legacy Allergan transaction, included in the Current Report on Form 8-K of Allergan dated July 17, 2015, which is incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been presented for illustrative and informational purposes only. The unaudited pro forma condensed combined financial information is not intended to represent what the results of operations or financial position of the combined company actually would have been had the merger and the Legacy Allergan transaction been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There were certain transactions between Pfizer and Allergan, and between Actavis plc and Legacy Allergan, during the periods presented in the unaudited pro forma condensed combined financial statements that were eliminated (see “Note 9. Allergan Pro Forma Adjustments” for further details).

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing GAAP standards, which are subject to change and interpretation. The unaudited pro forma condensed combined financial information refers to the guidance of ASC 805 as the authoritative guidance regarding acquisition accounting. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the future results of operations and financial position of the combined company.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to integrate the operations of Pfizer and Allergan or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

Unaudited Pro Forma Condensed Combined

Statement of Income

For the Year Ended December 31, 2015

						(e) =
	(a)	(b)	(c)	(d)		(b) + (c) + (d)	(f)		(a) + (e) + (f)
	Historical Information			Pro Forma Adjustments		Pro Forma	Pro Forma Adjustments		Pro Forma
(MILLIONS, EXCEPT PER COMMON/ORDINARY SHARE DATA)	Pfizer (3)	Legacy Allergan (4)	Allergan (5)	Legacy Allergan Transaction	Footnotes	Allergan	Merger	Footnotes	Combined Company
Revenues	$48,851	$1,525	$15,071	$(2)	9(a)	$16,594	$(82)	10(a)	$65,363
Costs and expenses:
Cost of sales	9,648	141	4,757	(904)	9(a)	3,994	(33)	10(a), 10(d)	13,609
Selling, informational and administrative expenses	14,809	377	4,088	—		4,465	45	10(d)	19,319
Research and development expenses	7,690	179	2,177	—		2,356	23	10(d)	10,068
Amortization of intangible assets	3,728	21	5,453	816	9(b)	6,290	(317)	10(b)	9,701
Restructuring charges and certain acquisition-related costs	1,152	90	886	(155)	2	821	(41)	2	1,932
Other (income)/deductions—net	2,860	37	2,140	(110)	9(c), 9(d)	2,067	(430)	10(a), 10(c)	4,497

Income/(loss) from continuing operations before provision for taxes on income	8,965	680	(4,430)	351		(3,399)	671		6,237
Provision/(benefit) for taxes on income from continuing operations	1,990	234	(1,562)	117	9(e)	(1,210)	(222)	10(e)	557

Income/(loss) from continuing operations	6,975	446	(2,868)	234		(2,189)	894		5,680

Less: Net income attributable to noncontrolling interests	26	1	4	—		5	—		30

Income/(loss) from continuing operations attributable to controlling interests	6,949	445	(2,872)	234		(2,194)	894		5,649

Less: Dividends on preferred shares	1	—	232	46	9(f)	278	(1)		278

Income/(loss) from continuing operations attributable to common/ordinary shareholders	$6,948	$445	$(3,104)	$188		$(2,472)	$895		$5,371

Earnings per common/ordinary share—basic:
Income/(loss) from continuing operations attributable to common/ordinary shareholders	$1.13		$(8.44)						$0.51

Earnings per common/ordinary share—diluted:
Income/(loss) from continuing operations attributable to common/ordinary shareholders	$1.11		$(8.44)						$0.51

Weighted-average shares—basic	6,176		368						10,635

Weighted-average shares—diluted	6,257		368						10,635

Cash dividends paid per common share	$1.12		$—

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in “Note 9. Legacy Allergan Pro Forma Adjustments” and “Note 10. Allergan Pro Forma Adjustments.” Amounts may not add due to rounding.

Unaudited Pro Forma Condensed Combined

Balance Sheet

As of December 31, 2015

(MILLIONS OF DOLLARS)	Historical Information		Pro Forma Adjustments Merger		Pro Forma Combined Company
	Pfizer(3)	Allergan(5)		Footnotes
Assets
Cash and cash equivalents	$3,641	$1,096	$(3,641)	10(f), 10(p)	$1,096
Short-term investments	19,649	9	(8,365)	10(f), 10(p)	11,294
Trade accounts receivable, less allowance for doubtful accounts	8,176	2,402	(20)	10(a)	10,557
Inventories	7,513	1,010	1,438	10(g)	9,961
Current tax assets	2,662	240	—		2,902
Current assets held for sale	—	3,540	—		3,540
Other current assets	2,163	318	(36)	10(j)	2,445

Total current assets	43,804	8,615	(10,624)		41,795
Long-term investments	15,999	112	—		16,111
Property, plant and equipment, less accumulated depreciation	13,766	1,574	—		15,339
Identifiable intangible assets, less accumulated amortization	40,356	67,932	38,075	10(i)	146,363
Goodwill	48,242	46,552	34,585	10(h)	129,379
Noncurrent deferred tax assets and other noncurrent tax assets	1,794	89	106	10(e)	1,990
Noncurrent assets held for sale	—	10,541	—		10,541
Other noncurrent assets	3,499	426	(160)	10(j)	3,765

Total assets	$167,460	$135,841	$61,983		$365,285

Liabilities and Equity
Short-term borrowings, including current portion of long-term debt	$10,160	$2,433	$—		$12,593
Trade accounts payable	3,620	369	(7)	10(a)	3,982
Dividends payable	1,852	24	—		1,876
Income taxes payable	418	54	—		472
Accrued compensation and related items	2,359	520	—		2,879
Current liabilities held for sale	—	1,492	(13)	10(a)	1,479
Other current liabilities	10,990	3,436	—		14,426

Total current liabilities	29,399	8,328	(20)		37,707

Long-term debt	28,818	40,293	1,109	10(k)	70,220
Pension benefit obligations, net	6,310	172	—		6,482
Postretirement benefit obligations, net	1,809	168	—		1,977
Noncurrent deferred tax liabilities	26,877	7,986	11,206	10(e)	46,068
Other taxes payable	3,992	802	—		4,794
Long-term liabilities held for sale	—	580	—		580
Other noncurrent liabilities	5,257	922	—		6,179

Total liabilities	102,463	59,251	12,295		174,009

Commitments and Contingencies

Preferred stock	26	4,930	(67)	10(l)	4,889
Common stock	459	—	(459)	10(m)	—
Additional paid-in capital	81,016	68,508	11,299	10(n)	160,823
Treasury stock	(79,252)	—	79,252	10(o)	—
Retained earnings	71,993	3,648	(40,832)	10(p)	34,810
Accumulated other comprehensive loss	(9,522)	(494)	494	10(q)	(9,522)

Total shareholders’ equity	64,720	76,591	49,688		191,000
Equity attributable to noncontrolling interests	278	(2)	—		276

Total equity	64,998	76,589	49,688		191,276

Total liabilities and equity	$167,460	$135,841	$61,983		$365,285

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in “Note 10. Allergan Pro Forma Adjustments.” Amounts may not add due to rounding.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

1.	Description of the Merger

On November 22, 2015, Pfizer entered into a merger agreement with Allergan and certain other parties named therein, including Merger Sub. Pursuant to the merger agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Pfizer, with Pfizer surviving as a wholly owned subsidiary of Allergan.

As a result of the merger, each share of Pfizer common stock issued and outstanding immediately prior to the effective time (other than (i) such shares owned by Pfizer, Allergan or Merger Sub, (ii) dissenting shares, and (iii) such shares owned by subsidiaries of Pfizer immediately prior to the effective time) will be converted into the right to receive, at the election of the holder and subject to the proration procedures described in the merger agreement, either:

•	one (1) combined company ordinary share; or

•	an amount in cash, without interest, equal to the volume-weighted average price per share of Pfizer common stock on the NYSE for the trading day immediately preceding the date of consummation of the merger (determined as provided in the merger agreement).

The merger agreement provides that immediately prior to the consummation of the merger, Allergan shareholders will receive 11.3 combined company ordinary shares for each Allergan ordinary share they hold. Allergan shareholders will receive these shares by virtue of the Allergan share split.

Allergan’s 5.500% mandatorily convertible preferred shares, Series A, par value $0.0001 per share (the “Allergan preferred shares”) will remain outstanding following the merger in accordance with designations of the terms of such shares and will undergo required adjustments in respect of the Allergan share split.

Elections by Pfizer’s stockholders for the share consideration and the cash consideration will be subject to proration procedures set forth in the merger agreement, such that Pfizer stockholders will receive in the aggregate no less than $6 billion and no more than $12 billion in cash. Pfizer stockholders that do not make an election will be deemed to have elected to receive the share consideration.

Additionally, immediately prior to the merger, each Pfizer preferred share will be converted into a number of shares of Pfizer common stock into which such Pfizer preferred share could have been converted at that time in accordance with its certificate of designations and the holder thereof will be entitled to the receive the common stock merger consideration (unless the holder of such Pfizer preferred share instead elects to receive the preferred stock liquidation amount).

The closing of the merger is subject to certain closing conditions, as described in “The Merger Agreement—Conditions to the Consummation of the Merger.” The merger is expected to be consummated in the second half of 2016.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial statements of Pfizer, Legacy Allergan and Allergan. No adjustments have been made to Allergan’s reported information for Pfizer’s international reporting period, which is as of and for the year ended November 30, 2015. Certain reclassifications have been made to the historical financial statements of Legacy Allergan and Allergan to conform to Pfizer’s presentation, which are discussed in more detail in “Note 4. Historical Legacy Allergan” and “Note 5. Historical Allergan.” Certain amounts in the unaudited pro forma condensed combined financial statements and associated notes may not add due to rounding.

The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC 820, Fair Value Measurement, each of which Pfizer has adopted as required. The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under these existing GAAP standards, which are subject to change and interpretation.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and that the fair value of in-process research and development be recorded on the balance sheet regardless of the likelihood of success as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price; this particular requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Pfizer may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Pfizer’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded as of the consummation of the merger, primarily at their respective fair values and added to those of Pfizer. Financial statements and reported results of operations of Pfizer issued after the consummation of the merger will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Allergan.

Under ASC 805, acquisition-related transaction costs (including advisory, legal, valuation and other professional fees) and certain acquisition-related restructuring charges impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Acquisition-related transaction costs incurred by Pfizer related to the merger after December 31, 2015 were approximately $6 million and are reflected in these unaudited pro forma condensed combined financial statements as a reduction to cash and retained earnings. The unaudited pro forma condensed combined financial statements do not reflect any acquisition-related restructuring charges incurred in connection with the merger but these charges are expected to be in the range of approximately $2.5 billion to $3 billion. These costs will be expensed as incurred. Additionally, no adjustment has been made to the unaudited pro forma condensed combined balance sheet for anticipated acquisition-related transaction costs, as such costs do not meet the “factually supportable” criteria of Article 11 at this time.

Acquisition-related transaction costs related to the merger and the Legacy Allergan transaction incurred during the year ended December 31, 2015 are considered to be non-recurring in nature, and as such, have been excluded from the unaudited pro forma condensed combined statement of income. The non-recurring costs excluded from the unaudited pro forma condensed combined statement of income are as follows:

(MILLIONS OF DOLLARS)	Year Ended December 31, 2015
The Merger —Acquisition-Related Transaction Costs Incurred
Pfizer	$37
Allergan	4

Total	41

Legacy Allergan Transaction—Acquisition-Related Transaction Costs Incurred
Legacy Allergan	89
Actavis plc	66

Total	155

Total Acquisition-Related Transaction Costs Incurred	$196

3.	Historical Pfizer

The columns entitled “Historical Pfizer” in the unaudited pro forma condensed combined statement of income and balance sheet represent Pfizer’s historical financial information for the year ended and as of December 31, 2015, respectively.

On September 3, 2015, Pfizer acquired Hospira, Inc. (“Hospira”), a leading provider of sterile injectable drugs and infusion technologies, as well as a provider of biosimilars, for $90 per share in cash (the “Hospira acquisition”). The total fair value of consideration transferred for Hospira was approximately $16.1 billion in cash ($15.7 billion, net of cash acquired). On September 3, 2015, Hospira became a subsidiary of Pfizer. From September 3, 2015 onward, Pfizer’s historical consolidated financial statements reflect the assets, liabilities, operating results and cash flows of Hospira, and, in accordance with Pfizer’s domestic and international reporting periods, Pfizer’s historical consolidated statement of income for the year ended December 31, 2015 reflects four months of legacy Hospira U.S. operations and three months of legacy Hospira international operations. As the Hospira acquisition was completed prior to December 31, 2015, balances related to Hospira are included in the column entitled “Historical Pfizer” in the unaudited pro forma condensed combined balance sheet included herein.

On the date of the Hospira acquisition, Pfizer performed the significance tests prescribed under the guidance of SEC Regulation S-X Rule 1-02(w) (substituting 20% for 10%). Based on such significance tests, the Hospira acquisition did not trigger the inclusion in Form 8-K of pro forma financial statements under Article 11 or historical financial statements for Hospira under SEC Regulation S-X Rule 3-05. As such, no adjustments have been included herein related to the Hospira acquisition.

4.	Historical Legacy Allergan

On March 17, 2015, Allergan completed the Legacy Allergan transaction. As the Legacy Allergan transaction was completed prior to December 31, 2015, balances related to Legacy Allergan are included in the column entitled “Historical Allergan” in the unaudited pro forma condensed combined balance sheet included herein. Financial information of Legacy Allergan in the unaudited pro forma combined statement of income in the “Legacy Allergan” column represents the historical consolidated statement of income of Legacy Allergan for the period from January 1, 2015 to March 17, 2015 when it was a standalone entity. The following table provides reclassifications to conform to the historical presentation in Pfizer’s consolidated statement of income:

Pfizer Financial Statement Line Item	Before Reclassification*	Notes		Reclassification	Notes		After Reclassification
(MILLIONS OF DOLLARS)
Revenues	$1,525	(i	)	$—			$1,525
Cost of sales	141	(ii	)	—			141
Selling, informational and administrative expenses	496	(iii	)	(119)	(vii, viii	)	377
Research and development expenses	179	(iv	)	—			179
Amortization of intangible assets	21	(v	)	—			21
Restructuring charges and certain acquisition-related costs	—			90	(vii	)	90
Other (income)/deductions—net	8	(vi	)	29	(viii	)	37

*	Unless otherwise indicated, defined line items included in the notes have the meanings given to them in the historical financial statements of Allergan.
(i)	Includes “Net revenues” of $1,525 million.
(ii)	Includes “Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)” of $141 million.
(iii)	Includes “Selling and marketing” of $373 million and “General and administrative” of $123 million.
(iv)	Includes “Research and development” of $179 million.
(v)	Includes “Amortization” of $21 million.
(vi)	Includes “Interest income” of $1 million, “Interest expense” of $14 million, and “Other income, net” of $5 million.
(vii)	Represents the reclassification of $90 million from “General and administrative” related to transaction costs and integration planning expenses.
(viii)	Represents the reclassification of $29 million from “General and administrative” related to foreign currency losses.

5.	Historical Allergan

As the consummation of the Legacy Allergan transaction occurred on March 17, 2015, the column entitled “Historical Allergan” in the unaudited pro forma condensed combined statement of income includes the reported operating results of Allergan plc, which includes the operating results of Legacy Allergan from March 18, 2015 through December 31, 2015. The following tables provide reclassifications to conform to the historical presentation in Pfizer’s consolidated statement of income:

Pfizer Financial Statement Line Item	Before Reclassification*	Notes		Reclassification	Notes		After Reclassification
(MILLIONS OF DOLLARS)
Revenues	$15,071	(i	)	$—			$15,071
Cost of sales	4,810	(ii	)	(53)	(vii	)	4,757
Selling, informational and administrative expenses	4,680	(iii	)	(592)	(vii, viii	)	4,088
Research and development expenses	2,359	(iv	)	(182)	(vii	)	2,177
Amortization of intangible assets	5,453	(v	)	—			5,453
Restructuring charges and certain acquisition-related costs	—			886	(vii	)	886
Other (income)/deductions—net	2,200	(vi	)	(59)	(viii	)	2,140

*	Unless otherwise indicated, defined line items included in the notes have the meanings given to them in the historical financial statements of Allergan.
(i)	Includes “Net revenues” of $15,071 million.
(ii)	Includes “Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)” of $4,810 million.
(iii)	Includes “Selling and marketing” of $2,914 million and “General and administrative” of $1,766 million.
(iv)	Includes “Research and development” of $2,359 million.
(v)	Includes “Amortization” of $5,453 million.
(vi)	Includes “In-process research and development impairments” of $512 million; “Asset sales and impairments, net” of $272 million; “Interest income” of $11 million; “Interest expense” of $1,193 million; and “Other expense, net” of $234 million.
(vii)	Represents the reclassification of restructuring and certain acquisition-related costs from “Cost of sales” of $53 million, “Selling and marketing” of $119 million, “General and administrative” of $532 million (which includes acquisition-related costs of $66 million), and “Research and development” of $182 million.
(viii)	Represents the reclassification of $59 million from “General and administrative” related to foreign currency gains.

Pfizer Financial Statement Line Item	Before Reclassification*	Notes		Reclassification	Notes		After Reclassification
(MILLIONS OF DOLLARS)
Assets
Short-term investments	$9	(i	)	$—			$9
Trade accounts receivable, less allowance for doubtful accounts	2,402	(ii	)	—			2,402
Current tax assets	—			240	(xiii	)	240
Other current assets	559	(iii	)	(240)	(xiii	)	318
Long-term investments	577	(iv	)	(465)	(xiv,xv	)	112
Property, plant and equipment, less accumulated depreciation	1,574	(v	)	—			1,574
Identifiable intangible assets, less accumulated amortization	67,932	(vi	)	—			67,932
Noncurrent deferred tax assets and other noncurrent tax assets	50	(vii	)	39	(xv	)	89
Other noncurrent assets	—			426	(xiv	)	426

Liabilities
Short-term borrowings, including current portion of long-term debt	$2,433	(viii	)	$—			$2,433
Trade accounts payable	4,350	(ix	)	(3,980)	(xvi	)	369
Dividends payable	—			24	(xvi	)	24
Accrued compensation and related items	—			520	(xvi	)	520
Other current liabilities	—			3,436	(xvi	)	3,436
Long-term debt	40,293	(x	)	—			40,293
Pension benefit obligations, net	—			172	(xvii	)	172
Postretirement benefit obligations, net	—			168	(xvii	)	168
Noncurrent deferred tax liabilities	7,986	(xi	)	—			7,986
Other noncurrent liabilities	1,262	(xii	)	(340)	(xvii	)	922

*	Unless otherwise indicated, defined line items included in the notes have the meanings given to them in the historical financial statements of Allergan.
(i)	Includes “Marketable securities” of $9 million.
(ii)	Includes “Accounts receivable, net” of $2,402 million.
(iii)	Includes “Prepaid expenses and other current assets” of $559 million.
(iv)	Includes “Investments and other assets” of $577 million.
(v)	Includes “Property, plant and equipment, net” of $1,574 million.
(vi)	Includes “Product rights and other intangibles” of $67,932 million.
(vii)	Includes “Deferred tax assets” of $50 million.
(viii)	Includes “Current portion of long-term debt and capital leases” of $2,433 million.
(ix)	Includes “Accounts payable and accrued expenses” of $4,350 million.
(x)	Includes “Long-term debt and capital leases” of $40,293 million.
(xi)	Includes “Deferred tax liabilities” of $7,986 million.
(xii)	Includes “Other long-term liabilities” of $1,262 million.
(xiii)	Represents the reclassification of $240 million of “Prepaid expenses and other current assets” related to prepaid taxes.
(xiv)	Represents the reclassification of “Investments and other assets” of $426 million related to other noncurrent assets.
(xv)	Represents the reclassification of “Investments and other assets” of $39 million related to taxes receivable.
(xvi)	Represents the reclassification of “Accounts payable and accrued expenses” of $24 million related to dividends payable, $520 million related to accrued compensation and related items, and $3,436 million related to other current liabilities.

(xvii)	Represents the reclassification of “Other long-term liabilities” of $172 million related to long-term pension liabilities and $168 million related to other long-term postretirement plan liabilities.

On July 26, 2015, Allergan entered into a master purchase agreement (the “Allergan divestiture transaction agreement”), under which Teva agreed to acquire Allergan’s global generic pharmaceuticals business and certain other assets (the “Allergan divestiture transaction”). Under the Allergan divestiture transaction agreement, upon the closing of the Allergan divestiture transaction, Allergan will receive $33.75 billion in cash and 100.3 million Teva ordinary shares (or American Depository Shares with respect thereto), which approximates $6.75 billion in Teva stock using the then-current stock price at the time the Allergan divestiture transaction was announced, in exchange for which Teva will acquire Allergan’s global generics business, including the U.S. and international generic commercial units, Allergan’s third-party supplier Medis, Allergan’s global generic manufacturing operations, Allergan’s global generic R&D unit, Allergan’s international OTC commercial unit (excluding OTC eye care products) and some established international brands. Allergan continues to work toward satisfying all conditions in order to close by the end of the first quarter of 2016; however, it is possible that closing could slip beyond the end of the first quarter.

As a result of the Allergan divestiture transaction, and in accordance with FASB Accounting Standards Update 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, Allergan accounted for the assets and liabilities to be divested as held-for-sale in its separate historical consolidated balance sheet as of December 31, 2015. Further, the financial results of the business held-for-sale have been reclassified to discontinued operations for all periods presented in Allergan’s separate historical consolidated financial statements for the year ended December 31, 2015.

Per the guidance of Article 11, the unaudited pro forma condensed combined statement of income has excluded the results of operations of this expected divestiture, presenting pro forma information through continuing operations only. The unaudited pro forma condensed combined balance sheet does not give effect to the Allergan divestiture transaction, as it had not closed as of the filing date of the Registration Statement on Form S-4, which includes this joint proxy statement/prospectus.

6.	Accounting Policies

Upon consummation of the merger, Pfizer will review Allergan’s accounting policies. As a result of that review, it may become necessary to harmonize the financial statements of the combined entity to conform to those accounting policies that are determined to be more appropriate for the combined company. The unaudited pro forma condensed combined financial statements do not account for any differences in accounting policies.

7.	Estimate of Consideration Expected to be Transferred in the Merger

The following is a preliminary estimate of consideration expected to be transferred to effect the merger:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	Conversion Calculation	Estimated Fair Value	Form of Consideration
Number of shares of Allergan ordinary shares outstanding as of December 31, 2015	394.5
Allergan share split ratio	11.3

Total new Allergan shares issued	4,457.9
Multiplied by Pfizer closing stock price on February 29, 2016(a)	$29.67	$132,264	Allergan ordinary shares

Allergan preferred shares		$4,889	Allergan preferred stock
Fair value of share-based compensation awards		$1,132	Allergan ordinary shares to be issued to award holders

Estimate of consideration expected to be transferred(a)		$138,285

(a)	The estimate of consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is consummated. For purposes of these unaudited pro forma condensed combined financial statements, the market price of Pfizer common stock on February 29, 2016 was used to calculate the estimate of consideration expected to be transferred. However, the fair value of equity securities issued as the consideration transferred will be measured using the market price of Pfizer common stock on the closing date. Assuming a $1 change in the closing price of the Pfizer common stock, the estimated consideration transferred would increase or decrease by approximately $4.5 billion, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

8.	Estimate of Assets to be Acquired and Liabilities to be Assumed in the Merger

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Pfizer in the merger, reconciled to the estimate of consideration expected to be transferred:

(MILLIONS OF DOLLARS)	Amounts as of Acquisition Date
Book value of net assets acquired at December 31, 2015(g)	$76,591
Adjusted for:
Elimination of deferred financing costs(d)	(196)
Elimination of existing goodwill and intangible assets	(114,484)

Adjusted book value of net assets acquired	(38,089)
Adjustments to:
Inventory(a)	1,438
Property, plant and equipment(b)	—
Identifiable intangible assets(c)	106,007
Debt(d)	(1,109)
Non-contractual contingencies(e)	—
Taxes(f)	(11,100)
Goodwill(g)	81,137

Estimate of consideration expected to be transferred	$138,285

(a)

As of the effective time of the merger, inventories are required to be measured at fair value, which Pfizer believes will approximate net realizable value. The raw materials were valued using the estimated replacement cost of the items. The work in process and finished goods were valued using the comparative sales method. In the application of this methodology, the estimated fair value was estimated based on the estimated selling price less the sum of (a) cost to complete (for the work in process), (b) costs of disposal and (c) a profit allowance for the completion and selling effort of the buyer. For purposes of these unaudited pro forma condensed combined financial statements, the estimated cost to complete and disposal cost were based on publicly available information and Pfizer management’s preliminary estimates.
(b)	As of the effective time of the merger, property, plant and equipment is required to be measured at fair value, unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. Pfizer does not have sufficient information at this time as to the specific nature, age, condition or location of the land, buildings, machinery and equipment, and construction-in-progress, as applicable, and Pfizer does not know the appropriate valuation premise, in-use or in-exchange, as the valuation premise requires a certain level of knowledge about the assets being evaluated as well as a profile of the associated market participants. All of these elements can cause differences between fair value and net book value. Pfizer does not believe it has sufficient information at this time to provide an estimate of fair value or the associated adjustments to depreciation and amortization. For each $500 million of fair value adjustment that changes property, plant and equipment, there could be a change in depreciation expense approximating $50 million, assuming a weighted-average useful life of 10 years.
(c)	As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets. Market participant cost synergies were incorporated into the fair value measurement to the extent that they are supportable for purposes of these pro forma adjustments.

The fair value of identifiable intangible assets is determined primarily using the “multi-period excess earnings method,” which starts with a forecast of all the expected future net cash flows. Under the HSR Act and other relevant laws and regulations, there are significant limitations regarding what Pfizer can learn about the specifics of the Allergan intangible assets and any such process will take several months to complete. It is estimated that the number of distinct intangibles acquired could be approximately 70.

At this time, Pfizer does not have sufficient information as to the amount, timing and risk of cash flows of all of these intangible assets, particularly those assets still in the research and development phase. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses); contributory asset charges related to fixed assets, working capital, and assembled workforce; the discount rate selected to measure the risks inherent in the future cash flows including the probability of technical and regulatory success; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, as well as other factors. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, Pfizer management’s preliminary product forecast estimates, Allergan’s cost structure, Pfizer management estimates of cost synergies and certain other high-level assumptions, the fair value of the identifiable intangible assets and their weighted-average useful lives have been estimated as follows:

(MILLIONS OF DOLLARS)	Estimated Fair Value	Estimated Useful Life (Years)
Developed technology—finite-lived	$95,542	12 – 23
In-process R&D*—indefinite-lived	10,465	N/A

Total	$106,007

*

In-process research and development assets are initially recognized at fair value and are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the acquisition date, these assets will not be amortized into earnings; instead these assets will be subject to periodic impairment testing. Upon successful completion of the development process for an acquired in-process research and development project, determination as to the useful life of the asset will be made; at that point in time, the asset would then be considered a finite-lived intangible asset and Pfizer would begin to amortize the asset into earnings.

(d)	As of the effective time of the merger, debt is required to be measured at fair value. To determine the estimated fair value for Allergan’s bonds, Pfizer assumed Allergan’s bonds are treated on the same basis with those of Pfizer and would be valued at yields that are comparable to the yields observed on Pfizer’s existing bonds as of December 31, 2015. Pfizer derived the fair market yield curve for Pfizer bonds across the entire maturity spectrum and fit Allergan’s bonds along the same curve based on each bond’s maturity in order to establish the fair market yield for each Allergan bond. Pfizer then discounted the remaining cash flows for each Allergan bond using the appropriate fair market yield to determine the fair value.

Additionally, as a result of the measurement of Allergan debt at fair value, an adjustment was required to remove the historical deferred financing costs of $196 million ($36 million recorded in “Other current assets” and $160 million recorded in “Other noncurrent assets”) in the unaudited pro forma condensed combined balance sheet.

(e)	As of the effective time of the merger, non-contractual contingencies are required to be measured at fair value, if it is more-likely-than-not that a liability has been incurred as of the acquisition date. As disclosed in Allergan’s 2015 Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this proxy statement/prospectus, Allergan is “involved in various disputes, governmental and/or regulatory inspections, inquires, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business.” However, Pfizer does not have sufficient information to evaluate these legal contingencies under a more-likely-than-not standard, to value them under a fair value standard or to estimate a range of outcomes, although based on disclosures in Allergan’s 2015 Annual Report on Form 10-K, Pfizer believes the upper end of any such range of any such contingencies could be significant.

In addition, Allergan has recorded provisions for uncertain tax positions. Income taxes are exceptions to both the recognition and fair value measurement principles of ASC 805; they continue to be accounted for under the guidance of ASC 740, Income Taxes, and related interpretative guidance.

(f)	As of the effective time of the merger, Pfizer will provide deferred taxes and other tax adjustments as part of the accounting for the acquisition, primarily related to the estimated fair value adjustments for acquired inventory, intangible assets and long-term debt (see “Note 10. Allergan Pro Forma Adjustments,” items g, i, and l)
(g)	Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized, and will be subject to periodic impairment testing.

The book value of net assets acquired at December 31, 2015 includes the assets and liabilities to be divested as part of the Allergan divestiture transaction as held-for-sale on Allergan’s historical balance sheet as of December 31, 2015 (see “Note 5. Historical Allergan”). Our estimated fair value of the net assets to be divested to Teva is approximately $34.6 billion. The unaudited pro forma condensed combined balance sheet does not give effect to the Allergan divestiture transaction as it had not closed as of the filing date of the Registration Statement on Form S-4, which includes this joint proxy statement/prospectus.

9.	Legacy Allergan Pro Forma Adjustments

This note should be read in conjunction with “Note 1. Description of the Merger”; “Note 2. Basis of Presentation”; “Note 7. Estimate of Consideration Expected to be Transferred in the Merger”; “Note 8. Estimate of Assets to be Acquired and Liabilities to be Assumed in the Merger”; and “Note 10. Allergan Pro

Forma Adjustments.” Adjustments included in the column under the heading “Pro Forma Adjustments—Legacy Allergan Transaction” in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2015 represent the following:

(a)	Represents the elimination of $2 million from each of “Revenues” and “Cost of sales” for the year ended December 31, 2015, related to product sales between Actavis plc and Legacy Allergan incurred prior to the consummation of the Legacy Allergan transaction. Also represents the elimination of $902 million in “Cost of sales” included in the historical results of operations for the year ended December 31, 2015 that resulted from the sale of inventory adjusted to fair value in purchase accounting for the Legacy Allergan transaction, as this amount is considered non-recurring.

(b)	To record an estimate of identifiable intangible asset amortization resulting from the Legacy Allergan transaction.

(c)	Represents the elimination of bridge loan commitment fees included as a component of “Other (income)/deductions—net” of $265 million included in the historical results of operations of Allergan for the year ended December 31, 2015.

(d)	Represents estimated interest expense, including amortization of deferred financing costs based on the effective interest rate method, related to term loan indebtedness and senior notes issued and acquired in connection with the Legacy Allergan transaction of $155 million. A 1/8% change in the rates applied to the term loan indebtedness and senior notes would have resulted in approximately a $9 million impact to interest expense for the period from January 1, 2015 to March 17, 2015.

(e)	Represents the income tax effect for adjustments related to the Legacy Allergan transaction using a 23.2% weighted average statutory tax rate where most of Legacy Allergan’s taxable income was generated historically, offset, in part, by the removal of historical tax expenses related to the adjusted line items. Based on the financing structure of the indebtedness issued to give effect to the Legacy Allergan transaction, no tax benefit is assumed based on the adjustment in item d above.

(f)	Amounts represent approximately two months of dividends on Allergan preferred shares issued in February 2015 to partially fund the Legacy Allergan transaction.

10.	Allergan Pro Forma Adjustments

This note should be read in conjunction with “Note 1. Description of the Merger”; “Note 2. Basis of Presentation”; “Note 7. Estimate of Consideration Expected to be Transferred in the Merger”; “Note 8. Estimate of Assets to be Acquired and Liabilities to be Assumed in the Merger”; and “Note 9. Legacy Allergan Pro Forma Adjustments”. Adjustments included in the column under the heading “Pro Forma Adjustments Merger” in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2015 and the unaudited pro forma condensed combined balance sheet as of December 31, 2015 represent the following:

(a)	Unaudited Pro Forma Condensed Combined Statement of Income:

Represents:

•	the elimination of “Revenues” of $82 million and “Cost of sales” of $76 million for the year ended December 31, 2015, related to transactions between Pfizer and Allergan; and

•	the elimination of Allergan historical “Cost of sales” and Pfizer historical “Other (income)/deductions—net” of $3 million related to royalties paid by Allergan to Pfizer.

Unaudited Pro Forma Condensed Combined Balance Sheet:

Represents:

•	the elimination of Pfizer trade accounts receivable from Allergan of $20 million, and the related elimination of Allergan’s trade accounts payable to Pfizer ($7 million in “Trade accounts payable” and $13 million in “Current liabilities held-for-sale”).

(b)	To record an estimate of identifiable intangible asset amortization. The adjustment represents a decrease in pro forma amortization, as the Allergan intangible assets valued as a result of the merger had different useful lives than the historical Allergan useful lives used to calculate Allergan historical amortization expense for the year ended December 31, 2015. For purposes of the merger, and based on the limited information available to Pfizer, the unaudited pro forma financial information assumes weighted-average useful lives of approximately 17 years, while Allergan’s historical intangible assets have lower remaining weighted-average useful lives of approximately 7.6 years.

(c)	The reduction of interest expense by $135 million related to the fair value increase to long-term debt, and the elimination of interest expense of $298 million related to the removal of Allergan’s amortization of historical deferred financing costs.

(d)	To record stock-based compensation expense of $114 million in “Cost of sales” of $46 million, “Selling, informational and administrative expenses” of $45 million, and “Research and development expenses” of $23 million, respectively, for the year ended December 31, 2015 in connection with the replacement equity awards expected to be granted at the close of the merger.

(e)	To record an estimate of the tax impacts of the acquisition on the balance sheet and statement of income, primarily related to the estimated fair value adjustments for acquired inventory, intangibles and debt (see items b, c, g, i and k in this note). The taxes associated with these estimated fair value adjustments reflect the statutory tax rates in the various jurisdictions where the adjustments are expected to be incurred. Although not reflected in these unaudited pro forma condensed combined financial statements, the effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, cash needs as well as the geographical mix of income.

(f)	To record the cash consideration of $12 billion and to record estimated payments of $6 million for Pfizer’s acquisition-related transaction costs. Under the terms of the merger agreement, it is Allergan’s obligation to pay the cash consideration to the Pfizer stockholders. Allergan expects to fund the cash consideration with the proceeds it expects to receive from the Allergan divestiture transaction (see “Note 5. Historical Allergan”). Although the Allergan divestiture transaction is a condition to closing the merger, given that the Allergan divestiture transaction had not closed as of the filing date of this joint proxy statement/prospectus, this unaudited pro forma condensed combined balance sheet does not give effect to this transaction. For purposes of the unaudited pro forma condensed combined balance sheet, the cash consideration is presented as a combination of available cash and cash equivalents ($3.6 billion) and the sale or redemption of certain short-term investments ($8.4 billion). However, once the Allergan divestiture transaction is completed, the divestiture is expected to be given effect in the unaudited pro forma condensed combined balance sheet, which will then include the sales proceeds that Allergan will use to fund the cash consideration.

Additionally, for purposes of the unaudited pro forma condensed combined financial statements, short-term investments of $6 million were reclassified to cash in order to fund the estimated acquisition-related transaction costs incurred after December 31, 2015 related to the merger (see item p below for further details).

(g)	To adjust acquired inventory to an estimate of fair value. Pfizer’s cost of sales will reflect the increased valuation of Allergan’s inventory as the acquired inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year after the close of the merger. There is no continuing impact of the acquired inventory adjustment on the combined operating results and as such is not included in the unaudited pro forma condensed combined statement of income.

(h)	To adjust goodwill to an estimate of acquisition-date goodwill, as follows:

(MILLIONS OF DOLLARS)
Eliminate Allergan’s historical goodwill	$(46,552)
Estimated transaction goodwill	81,137

Total	$34,585

(i)	To adjust intangible assets (including in-process research and development intangibles) to an estimate of fair value, as follows:

(MILLIONS OF DOLLARS)
Eliminate Allergan’s historical intangible assets	$(67,932)
Estimated fair value of intangible assets acquired	106,007

Total	$38,075

(j)	To adjust other current assets of $36 million and other noncurrent assets of $160 million, respectively, related to the write-off of Allergan’s historical deferred financing costs.

(k)	To adjust Allergan’s debt to an estimate of fair value.

(l)	To record the Allergan preferred shares at fair value and to eliminate Pfizer preferred shares, as follows:

(MILLIONS OF DOLLARS)
To adjust historical Allergan preferred shares to combined company preferred shares at fair value	$(41)
To eliminate Pfizer preferred shares	(26)

Total	$(67)

As of the date of this joint proxy statement/prospectus, the liquidation preference plus accrued and unpaid dividends on the Pfizer preferred shares was $40,300 per share. For purposes of the unaudited pro forma condensed combined financial statements, no adjustment was made to give effect to the election of holders of Pfizer preferred shares to receive the preferred stock liquidation amount.

(m)	To record the share consideration, at par; to record the impact on the Pfizer common stock at par of the cash conversion assumed to be $12 billion in these unaudited pro forma condensed combined financial statements; to adjust the par value of the Pfizer common stock to the par value of combined company ordinary shares; and to cancel Pfizer’s historical treasury stock, at par, as follows:

(MILLIONS OF DOLLARS)
Issuance of combined company ordinary shares at par value	$—
To record the impact on Pfizer common stock at par value from the cash paid to Pfizer stockholders	(20)
To adjust par value of Pfizer common stock to combined company ordinary share par value	(288)
To cancel Pfizer’s treasury stock at par value	(150)

Total	$(459)

(n)	To record the share consideration, at fair value less par; to record the impact on the Pfizer common stock in excess of par value of the cash paid to Pfizer stockholders assumed to be $12 billion in these unaudited pro forma condensed combined financial statements; to record the issuance of equity replacement awards; to adjust the par value of the Pfizer common stock to the par value of combined company ordinary shares; to convert Pfizer preferred shares to Pfizer common stock at fair value less par value; to cancel Pfizer’s treasury stock in excess of par value; and to eliminate Allergan’s additional paid-in-capital, as follows:

(MILLIONS OF DOLLARS)
Issuance of combined company ordinary shares at fair value less par value	$132,264
Impact on Pfizer common stock in excess of par value from the cash paid to Pfizer stockholders assumed to be $12 billion	(11,980)
Issuance of equity replacement awards	1,132
Adjustment of par value of Pfizer common stock to combined company par value	288
Conversion of Pfizer preferred shares to shares of Pfizer common stock at fair value less par value	26
Adjustment to cancel Pfizer’s treasury stock in excess of par value	(41,924)
Eliminate Allergan additional paid-in capital	(68,508)

Total	$11,299

(o)	To eliminate Pfizer treasury stock pursuant to the merger agreement (see items m, n and p above). To eliminate Allergan’s accumulated other comprehensive loss.

(p)	To eliminate Allergan retained earnings, eliminate Pfizer’s treasury stock in excess of par value, and to record estimated non-recurring costs of Pfizer for acquisition-related transaction costs incurred after December 31, 2015, as follows:

(MILLIONS OF DOLLARS)
Eliminate Allergan retained earnings	$(3,648)
Adjustment to cancel Pfizer’s treasury stock in excess of par value	(37,178)
Estimated Pfizer’s acquisition-related transaction costs assumed to be non-recurring	(6)

Total	$(40,832)

No adjustment has been made for anticipated acquisition-related transaction costs to be incurred by Allergan, as the amount of such expenses is not considered factually supportable at this time.

(q)	To eliminate Allergan’s accumulated other comprehensive loss.

The unaudited pro forma condensed combined financial statements do not present a combined dividend per share amount. The dividend policy of the combined company will be determined by the combined company board of directors following the merger.

The unaudited pro forma combined basic and diluted earnings per share for the period presented are based on the combined basic and diluted weighted-average shares. The historical basic and diluted weighted average shares of Allergan were assumed to be replaced by the combined company ordinary shares expected to be issued to effect the merger.

The unaudited pro forma condensed combined financial statements do not reflect the expected realization of annual cost savings of approximately $2 billion over the first three years after closing. These savings are expected to be realized in selling, informational and administrative functions, research and development and manufacturing. Although Pfizer management expects that cost savings will result from the merger, there can be no assurance that these cost savings will be achieved.

Pfizer anticipates that the combined company may have a tax rate that varies from the historical effective and statutory rates reflected in these unaudited pro forma condensed combined financial statements.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share, as well as the dividend paid per share, of Allergan ordinary shares, which trade on the NYSE under the symbol “AGN,” and Pfizer common stock, which trades on the NYSE under the symbol “PFE.”

	Allergan			Pfizer
Calendar Period	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
2014
First quarter	227.71	166.38	—	32.96	29.66	0.26
Second quarter	226.23	185.02	—	32.69	28.77	0.26
Third quarter	249.94	201.91	—	31.31	27.87	0.26
Fourth quarter	272.75	208.64	—	33.12	27.51	0.26
2015
First quarter	317.72	253.00	—	35.45	31.01	0.28
Second quarter	315.00	279.94	—	35.53	33.21	0.28
Third quarter	340.34	245.32	—	36.46	28.47	0.28
Fourth quarter	322.68	237.50	—	36.07	30.99	0.28
2016
First quarter (through March 3, 2016)	293.21	286.11	—	30.00	29.89	0.30

On November 20, 2015, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per Allergan ordinary share on the NYSE was $312.46 and the closing sale price per share of Pfizer common stock on the NYSE was $32.18. On [            ], 2016, the latest practicable date before the date of this joint proxy statement/prospectus, the closing sale price per Allergan ordinary share on the NYSE was $[        ] and the closing sale price per share of Pfizer common stock on the NYSE was $[        ].

Under the terms of the merger agreement, the estimated implied value of the Allergan share split is approximately $[         ] per Allergan ordinary share, based on the closing price per Pfizer ordinary share on [         ], 2016.

The Allergan board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether to pay dividends and the amount of any dividends are based upon compliance with applicable Irish law, compliance with the Allergan constitution, compliance with agreements governing Allergan’s indebtedness, earnings, cash requirements, results of operations, cash flows, financial condition and other factors that the Allergan board of directors considers important. Allergan does not currently pay dividends. While Allergan anticipates that if the merger were not consummated it would continue not to pay dividends, there are no assurances that will be the case. Under the merger agreement, until the effective time, Allergan is not permitted to declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock.

The Pfizer board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether to pay dividends and the amount of any dividends are based on compliance with the DGCL, compliance with agreements governing Pfizer’s indebtedness, earnings, cash requirements, results of operations, cash flows and financial condition and other factors that the Pfizer board of directors considers important. While Pfizer anticipates that if the merger were not consummated it would maintain dividends at the current level for the foreseeable future, there are no assurances that it will continue to pay dividends at this level, or at all. Under the merger agreement, until the effective time, Pfizer is not permitted to declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than quarterly cash dividends with respect to Pfizer common stock of not more than $0.28 per share per quarter (subject to an annual adjustment consistent with past practices) and with respect to Pfizer preferred shares to the extent required by the preferred shares’ certificate of designations.

The above tables show only historical comparisons. Allergan shareholders and Pfizer stockholders are urged to obtain current market quotations for Pfizer common stock and Allergan ordinary shares and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the issuance of Allergan ordinary shares pursuant to the merger agreement or to adopt the merger agreement, as applicable. Although the exchange ratio is fixed, the market price of Allergan ordinary shares and Pfizer common stock will fluctuate between the date of this joint proxy statement/prospectus and the effective time. No assurance can be given concerning the market price of Allergan ordinary shares and Pfizer common stock before the effective time, or the market price of combined company ordinary shares after the effective time. Changes in the market price of Allergan ordinary shares prior to the effective time will affect the market value of the Allergan share split that Allergan shareholders will receive immediately prior to the effective time.

COMPARISON OF THE RIGHTS OF PFIZER STOCKHOLDERS AND ALLERGAN SHAREHOLDERS

The rights of the stockholders of Pfizer and the relative powers of the Pfizer board of directors are governed by the laws of the State of Delaware, including the DGCL, and the Pfizer certificate of incorporation and Pfizer bylaws. As a result of the merger, each issued and outstanding share of Pfizer common stock, other than shares owned by Pfizer, Allergan or Merger Sub, shares owned by subsidiaries of Pfizer immediately prior to the effective time and dissenting shares, will be converted into the right to receive the merger consideration, consisting of:

•	in the case of a share of Pfizer common stock that is converted into the right to receive the share consideration, one combined company ordinary share; or

•	in the case of a share of Pfizer common stock that is converted into the right to receive the cash consideration, an amount in cash, without interest, equal to the volume-weighted average price per share of Pfizer common stock on the NYSE for the trading day immediately preceding the date of consummation of the merger.

Each combined company ordinary share issued to Pfizer stockholders in connection with the merger will be issued in accordance with, and will carry with it the rights and obligations set forth in the Allergan constitution, which will be the constitution of the combined company following consummation of the merger. As Allergan is a public limited company incorporated under the laws of Ireland, the rights of the shareholders of Allergan are governed by applicable Irish law, including the Companies Act, and by the Allergan constitution.

Many of the principal attributes of Pfizer common stock are similar to those of Allergan ordinary shares. However, there are differences between the rights of stockholders of Pfizer under the laws of the State of Delaware and the rights of shareholders of Allergan under Irish law. In addition, there are differences between the Pfizer certificate of incorporation and Pfizer bylaws and the Allergan constitution.

The following is a summary comparison of certain differences between the rights of Pfizer stockholders under the DGCL and the Pfizer certificate of incorporation and Pfizer bylaws, on the one hand, and the rights that Pfizer stockholders will have as shareholders of the combined company under the Companies Act and the Allergan constitution, which, subject to the amendments contemplated by the merger agreement, will become the constitution of the combined company, on the other hand. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements. Such rights and obligations generally apply equally to Pfizer common stock and Allergan ordinary shares, and therefore will apply equally to combined company ordinary shares.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Pfizer certificate of incorporation and Pfizer bylaws, which have been filed by Pfizer with the SEC, and the Allergan constitution, which has been filed by Allergan with the SEC. Copies of the full text of the Pfizer certificate of incorporation and Pfizer bylaws currently in effect, and Allergan constitution currently in effect, are available, without charge, by following the instructions under “Where You Can Find More Information.” You are also urged to carefully read the relevant provisions of the DGCL and the Companies Act for a more complete understanding of the differences between being a stockholder of Pfizer and a shareholder of Allergan.

	Pfizer	Allergan
Authorized and Outstanding Capital Stock

The authorized capital stock of Pfizer currently consists of 12,000,000,000 shares of common stock, par value $0.05 per share, and 27,000,000 shares of preferred stock, without par value.

As of [          ], the record date for the Pfizer special meeting, Pfizer had [          ] shares of common stock issued and outstanding and [         ] shares of preferred stock issued and outstanding.

The number of authorized shares of common stock may be increased or reduced by amending the certificate of incorporation. Pfizer may amend the Pfizer certificate of incorporation as described under “—Amendments of Governing Documents.” In addition, under Delaware law, the board of directors, without stockholder approval, may approve the issuance of authorized but unissued shares of common stock.

The number of authorized shares of preferred stock may be increased or reduced (but not below the number of preferred shares outstanding) by resolution of the board of directors. The Pfizer certificate of incorporation also authorizes the board of directors to fix, by resolution providing for the issue of any series of preferred stock, the designation of such series and the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof.

The authorized share capital of Allergan is €40,000 and $101,000 divided into 40,000 deferred ordinary shares with a par value of €1.00 per share, 1,000,000,000 ordinary shares with a par value of $0.0001 per share and 10,000,000 serial preferred shares with a par value of $0.0001 per share.

As of [          ], the record date for the Allergan EGM, Allergan had 40,000 deferred ordinary shares, par value €1.00 per share issued and outstanding, [          ] ordinary shares, par value $0.0001 per share, issued and outstanding and zero serial preferred shares, par value of $0.0001 per share, issued and outstanding.

The authorized share capital may be increased or reduced (but not below the number of issued ordinary shares, preferred shares or euro deferred shares, as applicable) by a simple majority of the votes cast at a general meeting at which a quorum is present (referred to under Irish law as an “ordinary resolution”).

Under Irish law, the directors of a company may issue new ordinary, serial preferred or euro deferred shares without shareholder approval once authorized to do so by its constitution or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The Allergan constitution currently authorizes the Allergan board of directors to issue new ordinary, serial preferred and euro deferred shares without shareholder approval for a period of five years from October 1, 2013.

	Pfizer	Allergan
Consolidation and Division; Subdivision	Under Delaware law, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation. Pfizer may amend the Pfizer certificate of incorporation as described under “—Amendments of Governing Documents.”	The Allergan constitution provides that Allergan may, by ordinary resolution, consolidate and divide its issued share capital into a smaller number of shares, or subdivide its issued share capital into a larger number of shares.

Reduction of Share Capital	Under Delaware law, Pfizer, by resolution of its board of directors, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus the capital associated with certain shares of its stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.	Allergan may, by ordinary resolution, reduce its authorized but unissued share capital in any way. Allergan also may, by special resolution (a “special resolution” requires the approval of not less than 75% of the votes of Allergan’s shareholders cast at a general meeting at which a quorum is present) and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way permitted by the Companies Act.

Preemption Rights, Share Warrants and Options

Pfizer’s stockholders do not have preemptive rights to acquire newly issued shares.

Under Delaware law, capital stock issued by Pfizer may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to the corporation, in each case having a value not less than the par value or stated capital of the shares so issued, as determined by the Pfizer board of directors.

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Allergan has opted out of these preemption rights in the Allergan constitution as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, the Allergan constitution provides that this opt-out must be so renewed in accordance with Irish statutory requirements. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Allergan on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not

	Pfizer	Allergan

apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan.

Under Irish law, Allergan is prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share award, bonus share or any other share-based grant must be paid pursuant to the Companies Act.

Distributions, Dividends, Repurchases and Redemptions

Distributions / Dividends

Under Delaware law, the Pfizer board of directors may declare and pay dividends to the holders of Pfizer capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets. Dividends may be paid in cash, in shares of Pfizer capital stock or in other property.

The Pfizer certificate of incorporation provides that after the requirements with respect to preferential dividends, if any, on the preferred stock have been met and after Pfizer has complied with all the requirements, if any, with respect to the setting aside of sums as purchase, retirement or sinking funds, the holders of common stock will then be entitled to receive such dividends as may be declared from

Distributions / Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Allergan are equal to, or in excess of, the aggregate of Allergan’s called-up share capital plus undistributable reserves and the distribution does not reduce Allergan’s net assets below such aggregate.

Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Allergan’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Allergan’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

Pfizer	Allergan

time to time by the board of directors. Currently, Pfizer’s Series A Convertible Perpetual Preferred Stock (the “Pfizer preferred shares”), which provides dividends at the rate of 6.25%, ranks senior to Pfizer’s common stock with respect to dividend payments.

The determination as to whether or not Allergan has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant financial statements” of Allergan. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act, which give a “true and fair view” of Allergan’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Allergan constitution authorizes the directors to pay interim dividends without shareholder approval to the extent they appear justified by profits. The Allergan board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

The Allergan board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Allergan in relation to the Allergan shares.

Repurchases / Redemptions Unless otherwise restricted in the Pfizer certificate of incorporation, under Delaware law, Pfizer may	Repurchases / Redemptions The Allergan constitution provides that any ordinary share that Allergan has agreed to acquire shall

Pfizer	Allergan

redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares.

Under Delaware law, if Pfizer were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board may determine in its discretion. Pfizer may not exercise any voting rights in respect of any shares held as treasury shares.

The certificate of designations for the Pfizer preferred shares provide that Pfizer may not make any payment on account of the purchase, redemption or other retirement of shares ranking junior to the Pfizer preferred shares until full cumulative dividends on such Pfizer preferred shares have been paid.

be deemed to be a redeemable share. Accordingly, for purposes of Irish law, the repurchase of ordinary shares by Allergan may technically be effected as a redemption.

Under Irish law, Allergan may issue redeemable shares and redeem them out of distributable reserves or, if Allergan proposes to cancel the shares on redemption, the proceeds of a new issue of shares for that purpose. Allergan may also be given authority to purchase its own shares as overseas market purchases on a recognized stock exchange such as the NYSE or off-market purchases with such authority to be given by its shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Allergan’s subsidiaries. Allergan does not currently have this authority.

Repurchased and redeemed shares may be canceled or held as treasury shares. The nominal value of treasury shares held by Allergan at any time must not exceed 10% of the nominal value of the issued share capital of Allergan.

Allergan may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by Allergan or reissued subject to certain conditions.

Purchases by Subsidiaries of Pfizer

Under Delaware law, shares of Pfizer capital stock may be acquired by subsidiaries of Pfizer without stockholder approval. Shares of such capital stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Purchases by Subsidiaries of Allergan

Under Irish law, Allergan’s subsidiaries may purchase Allergan shares either as overseas market purchases on a recognized stock exchange such as NYSE or off-market purchases.

For a subsidiary of Allergan to make overseas market purchases of Allergan ordinary shares, the

	Pfizer	Allergan

shareholders of Allergan must provide general authorization for such purchases by way of ordinary resolution. Allergan’s subsidiaries do not currently have this authority.

For a purchase by a subsidiary of Allergan shares off-market, the proposed purchase contract must be authorized by special resolution of Allergan shareholders before the contract is entered into. The person whose Allergan ordinary shares are to be bought back cannot vote in favor of the special resolution, and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by Allergan shareholders at the registered office of Allergan.

The number of shares held by the subsidiaries of Allergan at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Allergan. While a subsidiary holds Allergan shares, such subsidiary cannot exercise any voting rights in respect of those shares. The acquisition of Allergan ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Dividends in Shares / Bonus Issues	Pfizer may make distributions to its stockholders in the form of a stock dividend. See the discussion of dividends and distributions under “—Distributions, Dividends, Repurchases and Redemptions.”	Under the Allergan constitution, the board of directors may resolve to capitalize any amount for the time being standing to the credit of any of Allergan’s reserves accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those shareholders of Allergan who would have been entitled to that sum if it were distributable and had been

	Pfizer	Allergan

distributed by way of dividend (and in the same proportions).

Lien on Shares, Calls on Shares and Forfeiture of Shares	Under Delaware law, a corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. When the whole of the consideration payable for shares of a corporation has not been paid in full, and the assets of the corporation are insufficient to satisfy the claims of creditors, each holder of shares not paid in full will be bound to pay the unpaid balance due for such shares.	The Allergan constitution provides that Allergan will have a first and paramount lien on every share for all moneys payable, whether presently due or not, in respect of such Allergan ordinary share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the constitution of an Irish company limited by shares, such as Allergan, and will only be applicable to Allergan shares that have not been fully paid up. The shares to be issued to Pfizer stockholders in the merger will be fully paid up.

Number, Election and Qualification of Directors

Under the DGCL, the board of directors of a corporation must consist of one or more members, each of whom must be a natural person. The Pfizer certificate of incorporation and Pfizer bylaws provide that the number of directors will not be less than 10 nor more than 24, the exact number to be fixed from time to time by resolution of the Pfizer board of directors acting by the vote of not less than a majority of directors then in office. As of the date of this joint proxy statement/prospectus, the Pfizer board of directors consists of 11 directors.

The members of the Pfizer board of directors are elected annually by the Pfizer stockholders. The Pfizer bylaws provide that a nominee for director will be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors will be elected by a plurality of the votes

The Allergan constitution provides that (subject to: (i) automatic increases to accommodate the exercise of the rights of holders of any class or series of shares in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series; and/or (ii) any ordinary resolution passed by shareholders increasing the number of directors) the number of directors will be not less than five and not more than 14. As of the date of this joint proxy statement/prospectus, the Allergan board of directors consisted of 12 directors.

At each annual general meeting of Allergan, all of the directors shall retire from office and be re-eligible for reelection. Upon the resignation or termination of office of any director, if a new director shall be appointed to the board, he will be designated to fill the vacancy arising.

Pfizer	Allergan

cast at any meeting of stockholders for which the secretary of Pfizer determines that the number of nominees exceeds the number of directors to be elected as of the record date for such meeting.

The Pfizer bylaws also provide that a majority of the directors must consist of persons who are not employees of Pfizer or any subsidiary of Pfizer. However, if the death, resignation or other removal of any non-employee director results in the failure of the requirement set forth in the preceding sentence to be met, such requirement will not apply during the time of the vacancy caused by the death, resignation or removal of any such non-employee director.

The Allergan constitution provides that no person shall be appointed director unless nominated as follows:

(i) by the affirmative vote of two-thirds of the Allergan board of directors;

(ii) with respect to election at an annual general meeting, by any shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of Allergan, who is a shareholder at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the Allergan constitution;

(iii) with respect to election at an extraordinary general meeting requisitioned in accordance with section 178(3) of the Companies Act, by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Allergan and who make such nomination in the written requisition of the extraordinary general meeting; or

(iv) by holders of any class or series of shares in Allergan then in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue.

The Allergan constitution provides that directors shall be appointed as follows:

(i) by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting at which a resolution seeking the appointment of a director is proposed;

	Pfizer	Allergan

(ii) by the board in accordance with the Allergan constitution; or

(iii) so long as there is in office a sufficient number of directors to constitute a quorum of the board in accordance with the Allergan constitution, the directors shall have the power at any time and from time to time to appoint any person to be a director, either to fill a vacancy in the board or as an addition to the existing directors, provided that the total number of directors shall not at any time exceed the maximum number provided for in the Allergan constitution.

Classified Board	The DGCL permits classified boards but Pfizer has not adopted one.	Irish law permits classified boards but Allergan has not adopted one.

Quorum at Board Meetings

The Pfizer certificate of incorporation provides that the bylaws may prescribe the number of directors necessary to constitute a quorum and such number may be less than a majority of the total number of directors, but cannot be less than one-third of the total number of directors.

The Pfizer bylaws provide that the presence of one-third of the total number of directors constituting the board of directors will constitute a quorum for the transaction of business, and the act of a majority of directors present at any meeting at which there is a quorum will be the act of the board of directors, except as may be otherwise specifically provided by law, by the Pfizer certificate of incorporation or by the Pfizer bylaws.

The Allergan constitution provides that the quorum for board meetings is a majority of the directors in office when the meeting is convened and that questions arising at any meeting at which there is a quorum will be decided by a majority of votes of the directors present.

Removal of Directors; Newly Created Directorships and Vacancies

Removal of Directors

The DGCL provides that, in the absence of cumulative voting or a classified board, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in an

Removal of Directors

Under the Companies Act and notwithstanding anything contained in the Allergan constitution or in any agreement between Allergan and a director, the shareholders may, by an ordinary resolution (at least 28 days’ notice of which is

	Pfizer	Allergan

election of directors. The Pfizer certificate of incorporation does not provide for a classified board or cumulative voting and the Pfizer certificate of incorporation and Pfizer bylaws are silent with respect to the removal of directors. As such, removal is governed by the aforementioned provisions of the DGCL.

Newly Created Directorships and Vacancies

The Pfizer certificate of incorporation and Pfizer bylaws provide that any vacancies on the Pfizer board of directors or newly created directorships may be filled by the vote of a majority of the remaining directors, even if less than a quorum. Any director so chosen will hold office until the next annual meeting and until his successor is elected and qualified.

given to the company), remove a director from office before the expiration of his or her term at a meeting held at which the director is entitled to be heard. Because of this provision of the Companies Act, the Allergan constitution provides that Allergan may, by ordinary resolution, remove any director before the expiration of his or her period of office notwithstanding anything in any agreement between Allergan and the removed director. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., an employment contract) that the director may have against Allergan in respect of his or her removal.

Newly Created Directorships and Vacancies

A vacancy caused by the removal of a director or a newly created directorship may be filled by the shareholders at a shareholder meeting or the board of directors, as applicable.

Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing and the duty of care requires directors in managing the corporate affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, will, in the

The directors of Allergan have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for the management of Allergan (although directors who also serve as employees have additional responsibilities and duties arising under their employment agreements, and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The Companies Act provides specifically for certain fiduciary duties of the directors of Irish companies, including duties:

(i) to act in good faith and in the best interests of the company;

(ii) to act honestly and responsibly in relation to the company’s affairs;

Pfizer	Allergan

performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

(iii) to act in accordance with the company’s constitution and to exercise powers only for lawful purposes;

(iv) not to misuse the company’s property, information and/or opportunity;

(v) not to fetter their independent judgment;

(vi) to avoid conflicts of interest;

(vii) to exercise care, skill and diligence; and

(viii) to have regard for the interests of the company’s shareholders.

Additional statutory duties under the Companies Act include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, and the duty to maintain certain registers and make certain filings as well as certain disclosures of personal interests.

For public limited companies like Allergan, directors are under a specific duty to ensure that the company secretary has the skills or resources and the requisite knowledge and experience to discharge the role.

Under Irish law, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the company whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes are within their professional or expert competence or (iii) a committee of the board of which the director does not serve as

	Pfizer	Allergan

to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Conflicts of Interest of Directors

Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors or a committee thereof, and the board of directors or such committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts with respect to such interested director’s relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders or (iii) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified. The mere fact that an interested director is present and voting on a contract or transaction in which he or she is interested will not itself make the contract or transaction void. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee that authorizes the contract or transaction.

Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with the applicable Irish company are required to declare the nature of their interest at a meeting of the board of directors of the applicable Irish company. An Irish company is required to maintain a register of declared interests, which must be available for shareholder inspection.

The Allergan constitution and Irish statutory law, as applicable, provide that a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with Allergan and has complied with his or her disclosure obligations under the Companies Act and the Allergan constitution shall be entitled to vote in respect of any contract, transaction or arrangement in which he or she is so interested, and if he or she shall do so his or her vote shall be counted, and he or she shall be taken into account in ascertaining whether a quorum is present, but the resolution with respect to the contract, transaction or arrangement will fail unless it is approved by a majority of the disinterested directors voting on the resolution.

Under the Allergan constitution, a director of Allergan may be a director of, other officer of, or otherwise interested in, any company promoted by Allergan or in which Allergan is interested, and such director will not be accountable to Allergan for any

	Pfizer	Allergan

remuneration received from such employment or other interest. The Allergan constitution further provides that (i) no director will be prevented from contracting with Allergan because of his or her position as a director, (ii) any contract entered into between a director and Allergan will not be subject to avoidance and (iii) no director will be liable to account to Allergan for any profits realized by virtue of any contract between such director and Allergan because the director holds such office or because of the fiduciary relationship established thereby.

Indemnification of Officers and Directors

The DGCL provides that a corporation may indemnify a director or officer against expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is involved by reason of his service to the corporation, if the director or officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to a criminal proceeding, if the director or officer had no reason to believe that the act was unlawful.

The Allergan constitution confers an indemnity on its directors and the company secretary that is more limited than the analogous indemnity in the Pfizer certificate of incorporation and bylaws because under the Companies Act a company is restricted from indemnifying a director or the company secretary in respect of any liability accruing to him or her resulting from negligence, default, breach of duty or breach of trust on his or her part in relation to the company. Allergan may indemnify its directors or the company secretary if the indemnified party receives a favorable judgment in respect of the liability, or where an Irish court determines that the director or the company secretary acted honestly and reasonably and ought fairly to be excused, or the proceedings are otherwise disposed of without any finding of admission of any material breach of duty on the part of the director or the company secretary, or in which she or he is acquitted. This restriction in the Companies Act does not apply to executives who are not directors or the company secretary of Allergan. Any provision for

	Pfizer	Allergan

The Pfizer bylaws provide that Pfizer will indemnify any person who is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of Pfizer or is or was serving at the request of Pfizer as a director, officer, employee or agent of another corporation or partnership, joint venture, trust, nonprofit entity or other enterprise, to the fullest extent permitted by the DGCL.

The Pfizer bylaws further provide that Pfizer will pay the expenses (including attorneys’ fees) incurred by an officer or director of Pfizer in defending any proceeding in advance of its final disposition; provided, however, that the payment of such expenses will be made only upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to be indemnified. Payment of such expenses incurred by other employees and agents of Pfizer may be made by Pfizer, subject to such terms and conditions, if any, as the General Counsel in his or her discretion deems appropriate.

indemnification to a greater extent is void under Irish law, whether contained in a constitution or any contract between the director and the Irish company.

The Allergan constitution also contains, as far as is permissible under the Companies Act, indemnification and expense advancement provisions for current or former executives who are not directors or the company secretary of Allergan.

The directors of Allergan may, on a case-by-case basis, decide at their discretion that it is in the best interests of Allergan to indemnify an individual director from any liability arising from his or her position as a director of Allergan. However, this discretion must be exercised bona fide in the best interests of Allergan as a whole. Any such indemnity will be limited in the manner described in the foregoing paragraphs and by the Companies Act.

Allergan has entered into deeds of indemnification, and a subsidiary of Allergan has entered into indemnification agreements with certain directors and officers of Allergan.

Limitation on Director Liability	Under Delaware law, a corporation may include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, subject to the exceptions described in the following paragraph. The Pfizer certificate of incorporation includes such a provision.	Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably and that they may fairly be excused as a

	Pfizer	Allergan

However, a corporation may not limit or eliminate the personal liability of a director for: any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; intentional or negligent payments of unlawful dividends or unlawful stock purchases or redemptions; or any transaction in which the director derives an improper personal benefit.

result. Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

The Allergan constitution provides that, to the maximum extent permitted by Irish law, no director or officer of Allergan shall be personally liable to Allergan or its shareholders for monetary damages for his or her acts or omissions save where such acts or omissions involve negligence, default, breach of duty or breach of trust.

Record Date

The Pfizer bylaws provide that the board may fix a record date in advance of any meeting of stockholders or any adjournment thereof for purposes of determining which stockholders are entitled to notice of or to vote at any such meeting. The record date may not be more than 60 days nor less than 10 days before the date of the meeting. A determination of stockholders entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of such meeting unless the Pfizer board of directors fixes a new record date for the adjourned meeting.

If no record date is fixed by the board, the record date for determining which stockholders are entitled to notice of or to vote at any such meeting will be at the close of business on the day immediately before the day on which notice of the meeting is given or, if notice is waived, at the close of business on the day immediately before the day of the meeting.

The board may also set a record date to determine the identity of the

The Allergan board of directors may from time to time fix a record date for the purposes of determining the rights of shareholders to notice of and/or to vote at any general meeting of Allergan or any adjournments thereof.

The record date may not be more than 60 days before the date of such meeting. If no record date is fixed by the board, the record date for determining shareholders entitled to notice of, or to vote at, a meeting shall be the close of business on the day preceding the day on which notice is given.

The board may also set a record date to determine the identity of the shareholders entitled to receive payment of any dividend or other distribution. The record date shall not precede the date upon which the resolution fixing the record date is adopted. If no record date is fixed, the record date for determining shareholders for such purpose shall be at the close of business on the day on which the board adopts the resolution relating to the payment of any dividend or other distribution.

	Pfizer	Allergan

stockholders entitled to receive payment of any dividend or other distribution. The record date must not precede the date upon which the resolution fixing the record date is adopted and must not be more than 60 days prior to the dividend or other distribution payment date. If no record date is fixed, the record date for such purpose will be at the close of business on the day on which the board adopts the resolution relating to the payment of any dividend or other distribution.

Annual Meetings of Shareholders

Under Delaware law, an annual meeting of stockholders is required for the election of directors and for such other proper business as may be conducted thereat. The Delaware courts may order a corporation to hold an annual meeting if the corporation has failed to hold an annual meeting for a period of 13 months after its last annual meeting.

The Pfizer bylaws provide that the annual meeting of stockholders will be held at the time and place determined by the Pfizer board of directors.

The Pfizer bylaws further provide that meetings of stockholders may be held either at Pfizer’s registered office in the State of Delaware or at any other place within or without the State of Delaware as may be designated by the Pfizer board of directors or its stockholders.

As a matter of Irish law, Allergan is required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after Allergan’s fiscal year-end. The Allergan constitution includes provisions reflecting this requirement of Irish law.

Business may be brought before an Allergan meeting if directed by a court of competent jurisdiction or if the chairman decides in his discretion that it may be regarded as within the scope of the meeting.

The Allergan constitution provides that meetings may be held in or outside of Ireland (subject to compliance with certain requirements).

The provisions of the Allergan constitution relating to general meetings shall apply to every such general meeting of the holders of any class of shares, except that:

(i) the necessary quorum shall be two or more persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) more than 50% of the total issued-voting rights of Allergan’s

	Pfizer	Allergan

shares, provided, however, that if the class of shares shall have only one holder, one holder present in person or by proxy shall constitute the necessary quorum;

(ii) any holder of shares of the class present in person or by proxy may demand a poll; and

(iii) on a poll, each holder of shares of the class shall have one vote in respect of every share of the class held by him.

Advance Notice Provisions

The Pfizer bylaws allow for business or nominations to be properly brought before an annual meeting by a stockholder provided that such stockholder gives timely notice thereof in proper written form to the secretary of Pfizer.

To be timely, a stockholder’s notice must be delivered to and received by the secretary at the principal executive offices of Pfizer not less than 90 days nor more than 120 days in advance of the anniversary of the previous year’s annual meeting; provided, however, that (i) in the event the annual meeting is called for a date that is not within 25 days before or after such anniversary date or (ii) in the case of a special meeting of stockholders at which directors are to be elected, notice by the stockholder must be received no later than the close of business on the tenth day following the date on which such notice of the date of the annual or special meeting, as applicable, was mailed or the public disclosure of the date of the annual or special meeting, as applicable, was made, whichever first occurs.

To be proper, the notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting, as well as specific information concerning

Under the Allergan constitution, in addition to any other applicable requirements, for business or nominations to be properly brought before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the company secretary of Allergan.

To be timely for an annual general meeting, a shareholder’s notice to the company secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at the office not less than 120 calendar days nor more than 150 calendar days before the first anniversary of the notice convening Allergan’s annual general meeting for the prior year; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be so delivered not later than the close of business on the 15th calendar day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice.

Pfizer	Allergan

the stockholder submitting the proposal or making the nomination, as provided in the Pfizer bylaws. The presiding officer of the annual meeting will determine whether any such stockholder proposal was made in accordance with the terms of the Pfizer bylaws. If the presiding officer determines that such proposal was not made in accordance with the terms of the Pfizer bylaws, such proposal will not be acted upon.

A shareholder’s notice to the company secretary must set forth as to each matter such shareholder proposes to bring before the meeting:

•       a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend the Allergan constitution, the text of the proposed amendment) and the reasons for conducting such business at the meeting; and

•       as to the shareholder giving the notice, the name and address, as they appear in the register, of such shareholder and any shareholder associated person as described in the Allergan constitution.

The chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made or proposed in accordance with these procedures (as set out in the Allergan constitution), and if any proposed business is not in compliance with these provisions, to declare that such defective proposal shall be disregarded. The chairman of such meeting shall, if the facts reasonably warrant, refuse to acknowledge that a proposal that is not made in compliance with these procedures (as set out in the Allergan constitution) has been made and any such proposal not properly brought before the meeting shall not be considered.

	Pfizer	Allergan
Calling Special Meetings of Shareholders

Under Delaware law, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

The Pfizer certificate of incorporation and Pfizer bylaws provide that special meetings of the stockholders may be called at any time for any purpose or purposes by the Chairman of the Pfizer board of directors or by the Secretary of Pfizer at the request in writing of a majority of the Pfizer board of directors or one or more record holders of shares of Pfizer stock representing in the aggregate not less than 20% of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

The Pfizer bylaws require the Pfizer board of directors to call a special meeting requested by Pfizer stockholders within 90 days of receipt of one or more valid requests meeting the requirements of the bylaws.

As provided under Irish law, extraordinary general meetings of Allergan may be convened (i) by the Allergan board of directors, (ii) on requisition of Allergan shareholders holding not less than 10% of the paid-up share capital of Allergan carrying voting rights, (iii) by a shareholder or shareholders holding not less than 50% of the paid up share capital of Allergan carrying voting rights, (iv) on requisition of Allergan’s auditors or (iv) in exceptional cases, by court order. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.

In the case of an extraordinary general meeting requisitioned by the Allergan shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Allergan board of directors has 21 days to convene a meeting of Allergan shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Allergan board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Allergan’s receipt of the requisition notice. Because of the requirements described in this paragraph, the Allergan constitution includes provisions reflecting these requirements of Irish law.

	Pfizer	Allergan
If the Allergan board of directors becomes aware that the net assets of Allergan are half or less of the amount of Allergan’s called-up share capital, it must convene an extraordinary general meeting of Allergan’s shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.

Notice of Stockholder or Shareholder Meetings

Delaware law and the Pfizer bylaws require written notice to stockholders of the date, place and time of each annual and special stockholders’ meeting at least 10 days, but no more than 60 days, before the meeting date to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice will be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of Pfizer. In the case of a special meeting, the notice must also state the purpose of the meeting.

Pursuant to the DGCL, notice of a meeting of stockholders to vote upon a merger or a sale of all or substantially all of the corporation’s assets must be delivered at least 20 days before the meeting date.

As provided under Irish law, notice of an annual or extraordinary general meeting must be given to all Allergan shareholders and to the auditors of Allergan.

The Allergan constitution provides for the minimum notice period of 21 clear days’ notice in writing for an annual meeting or an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for any other extraordinary general meeting.

Quorum at Shareholder Meetings	The Pfizer bylaws provide that the holders of stock representing a majority of the voting power of all shares issued and outstanding and entitled to vote, present in person or by proxy, will constitute a quorum at any annual or special meeting of stockholders.	The Allergan constitution provides that a quorum shall be two or more persons holding or representing by proxy more than 50% of the total issued voting rights of Allergan shares.

	Pfizer	Allergan

Adjournment of Shareholder Meetings	The Pfizer bylaws provide that, whether or not a quorum is present, the chairman of the meeting or holders of stock representing a majority of the voting power of all shares present in person or by proxy may adjourn the meeting from time to time. No notice of the time and place of adjourned meetings need be given unless the adjournment is for more than 30 days or a new record date is set.	The Allergan constitution provides that the chairman may, with the consent of the meeting (and in certain circumstances, without the consent of the meeting), and shall, if so directed by the meeting, adjourn a general meeting without notice, other than announcement at the meeting. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. New notice must be given for meetings adjourned for 3 months or more.

Voting Rights

Under the Pfizer certificate of incorporation, each Pfizer stockholder is entitled to one vote for each share of Pfizer common stock that he or she holds as of the record date for the meeting.

In addition, the Pfizer preferred shares are entitled to vote on all matters submitted to a vote of the stockholders of Pfizer, voting together with the holders of Pfizer common stock as one class. The holder of each Pfizer preferred share will be entitled to a number of votes equal to the number of shares of Pfizer common stock into which such Pfizer preferred share could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one one-hundredth of a vote.

Under the Pfizer bylaws, at any meeting of stockholders at which a quorum is present, except as otherwise required by the Pfizer certificate of incorporation or Pfizer bylaws or other law, rule or regulation, all matters other than the election of directors will be approved by stockholders present in person or by proxy and entitled to vote on the matter if the votes cast in favor of such matter exceed the votes cast against such matter.

Under the Allergan constitution, each Allergan shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. The holders of serial preferred shares may also be entitled to a vote, depending on the terms upon which any such shares are issued. The holder(s) of euro deferred ordinary shares are not entitled to a vote.

Except where a greater majority is required by the Companies Act, any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast.

At any meeting of Allergan, all resolutions will be decided on a show of hands unless a poll is demanded by: (i) the chairman; (ii) at least three shareholders present in person or by proxy; (iii) any shareholder or shareholders present in person or proxy and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or (iv) any shareholder or shareholders holding shares in Allergan conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up

	Pfizer	Allergan

on all the shares conferring that right. Ordinary resolutions require a simple majority of the votes of Allergan cast at a general meeting at which a quorum is present.

Voting Rights in an Certain Transaction	The DGCL generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Although a Delaware corporation’s certificate of incorporation may provide for a greater vote, the Pfizer certificate of incorporation does not require a greater vote.

Irish law requires approval of certain matters by special resolution of the shareholders at a general meeting. Special resolutions require a majority of not less than 75% of the votes of Allergan cast at a general meeting at which a quorum is present.

Irish law also distinguishes between “ordinary business” and “special business.” Most matters are deemed “special” with the exception of (i) declaring a dividend; (ii) the consideration of the accounts, balance sheets and the reports of the directors and auditors; (iii) the election of directors; (vi) the reappointment of the retiring auditors and the fixing of remuneration of the auditors, all of which are deemed to be “ordinary business.”

Shareholder Action by Written Consent

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the actions so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Pfizer certificate of incorporation provides that any action required or permitted to be taken by stockholders must be

The Companies Act provides that shareholders may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) the company’s constitution permits written resolutions of shareholders. The Allergan constitution provides shareholders with the right to take action by unanimous written consent as permitted by Irish law.

	Pfizer	Allergan
effected at a duly called annual or special meeting and may not be effected by written consent.

Shareholder Suits	Generally, Pfizer may be sued under federal securities law, and stockholders may bring derivative litigation against Pfizer, if Pfizer does not enforce its own rights. Under federal and state procedural rules, a stockholder must make a demand upon the board before bringing a derivative suit unless demand is excused. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go unredressed.

The principal case law in Ireland indicates that to bring a derivative action, a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

(i) where an ultra vires or illegal act is perpetrated;

(ii) where more than a bare majority is required to ratify the “wrong” complained of;

(iii) where the shareholders’ personal rights are infringed;

(iv) where a fraud has been perpetrated upon a minority by those in control; or

(v) where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the

	Pfizer	Allergan

shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong.

Conduct must relate to the internal management of the company. This is an Irish statutory remedy, and the court can grant any order it sees fit, usually providing for the disposition or transfer of the shares of the relevant shareholder.

Inspection of Books and Records	Under Delaware law, a stockholder of a Delaware corporation has the right to inspect the corporation’s stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person’s interest as a stockholder.

Under Irish law, shareholders have the right to:

(i) receive a copy of the Allergan constitution;

(ii) inspect and obtain copies of the minutes of general meetings and resolutions of Allergan;

(iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Allergan;

(iv) receive copies of balance sheets and directors’ and auditors’ reports of Allergan that have previously been sent to shareholders prior to an annual general meeting; and

(v) receive balance sheets of any subsidiary of Allergan that have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years.

Disclosure of Interests in Shares	Neither Delaware law nor Pfizer’s governing documents impose any obligation with respect to disclosure by stockholders of their interests in shares of Pfizer common stock, except in connection with a stockholder making a demand to inspect the stock list or other books and records of Pfizer pursuant to Delaware law, a stockholder making a demand for appraisal of its shares	Under the Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of the shares of an Irish public limited company. An Allergan shareholder therefore must make such a notification to Allergan if, as a result of a transaction, the shareholder will be interested in 3% or more of the relevant share capital of Allergan;

Pfizer	Allergan

under Delaware law in connection with a merger or consolidation of Pfizer or a stockholder making a proposal for business or nominations to be properly brought before a meeting of the stockholders.

or if, as a result of a transaction, a shareholder who was interested in 3% or more of the relevant share capital of Allergan ceases to be so interested. Where a shareholder is interested in 3% or more of the relevant share capital of Allergan (i.e., voting shares), any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to Allergan.

The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of Allergan ordinary share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to Allergan within five business days of the alteration of the shareholder’s interests that gave rise to the requirement to notify.

Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in Allergan concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, Allergan, under the Companies Act, may by notice in writing require a person whom Allergan knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been

Pfizer	Allergan

interested in shares comprised in Allergan’s relevant share capital (i) to indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares of Allergan, to give such further information as may be required by Allergan, including particulars of such person’s own past or present interests in Allergan ordinary shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by Allergan on a person who is or was interested in shares of Allergan and that person fails to give Allergan any of the requested information within the reasonable time specified, Allergan may apply to the court for an order directing that the affected shares be subject to certain restrictions. Under the Companies Act, the restrictions that may be placed on the shares by the court are as follows:

(i) any transfer of those shares, or in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

(ii) no voting rights shall be exercisable in respect of those shares;

(iii) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(iv) no payment shall be made of any sums due from Allergan on those shares, whether in respect of capital or otherwise.

Where the shares in Allergan are subject to these restrictions, the court may order the shares to be

	Pfizer	Allergan

sold and may also direct that the shares shall cease to be subject to these restrictions.

Rights of Dissenting Shareholders

Under the DGCL, a stockholder of a Delaware corporation such as Pfizer who has not voted in favor of, nor consented in writing to, a merger or consolidation in which the corporation is participating generally has the right to an appraisal of the fair value of the stockholder’s shares of stock, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, except as described in the next paragraph.

Even if a corporation’s stock meets the foregoing requirements, however, the DGCL provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (i) shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests, (ii) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, which shares or depository receipts are listed on a national securities exchange or held of record by more than 2,000 holders, or (iii) any combination of the foregoing.

For a discussion of appraisal rights in connection with the merger, see “Appraisal Rights.”

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as Allergan and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein) where that other company is the surviving entity, a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the acquisition agreement.

A dissenting shareholder in a successful tender offer for an Irish company may, by application to the Irish High Court, object to that company using the compulsory squeeze out provisions of the Companies Act.

	Pfizer	Allergan
Anti-Takeover Measures

Under Delaware law, certain anti-takeover provisions apply to Pfizer as a publicly traded company that may have the effect of making it more difficult for a third party to acquire Pfizer. In particular, Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an “interested stockholder” (generally defined in Section 203 as a person or group having beneficial ownership of 15% or more of the outstanding voting stock of the corporation) for a period of three years following the time that such stockholder became an interested stockholder, unless, among other exceptions, prior to such time the board of directors of the corporation approved either the relevant business combination or the transaction that resulted in such stockholder becoming an interested stockholder.

A corporation may “opt out” of Section 203 of the DGCL. The Pfizer certificate of incorporation and Pfizer bylaws do not contain any provisions opting out of the restrictions prescribed by this section of the DGCL. The merger does not constitute a prohibited business combination under this statute.

A transaction in which a third party seeks to acquire 30% or more of the voting rights of Allergan will be governed by the Irish Takeover Panel Act 1997 and the Takeover Rules made thereunder and will be regulated by the Panel. The “General Principles” of the Takeover Rules and certain important aspects of the Takeover Rules are described below. The Takeover Rules are built on the following General Principles that will apply to any transaction regulated by the Panel:

(i) in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment, and if a person acquires control of a company, the other holders of securities must be protected;

(ii) the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

(iii) the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(iv) false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

	Pfizer	Allergan

(v) a bidder must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(vi) a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(vii) a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Irish law also includes mandatory bid rules, other requirements in relation to offers, “substantial acquisition” rules and restrictions on “frustrating action,” as described in more detail under “Description of Allergan Ordinary Shares—Anti-Takeover Provisions.”

Rights Agreement

The DGCL does not include a statutory provision expressly validating shareholder rights plans; however, such plans have generally been upheld by courts applying Delaware law. Pfizer does not currently have a shareholder rights plan in effect.

The Pfizer board of directors has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a shareholder rights plan; provided, however, that the Pfizer board of directors may determine to act on its own to adopt such a plan, if, under the circumstances, the board, including the majority of the independent members of the board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer stockholders

The Allergan constitution expressly authorizes the adoption of a shareholder rights plan pursuant to which, under circumstances provided therein, some or all of the shareholders will have the rights to acquire shares or interests in shares at a discounted price, upon such terms and conditions as the Allergan board of directors deems expedient and in the best interests of Allergan. Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure; there is no directly relevant case law on this issue. Allergan does not currently have a rights plan in place.

	Pfizer	Allergan

to adopt such a plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

Variation of Rights Attaching to a Class or Series of Shares	Under the Pfizer certificate of incorporation, the Pfizer board of directors may designate a new series of preferred stock, which may have terms different from outstanding shares, without stockholder approval. Such designation would specify the number of shares of any series and determine the voting rights, preferences, limitations and special rights, if any, of the shares of any series. A variation of the rights attached to issued shares of Pfizer would be effected through an amendment to the Pfizer certificate of incorporation, as described under “—Amendments of Governing Documents.”	As a matter of Irish law, any variation of class rights attaching to the issued Allergan shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, provided that, if the relevant class of holders has only one holder, that person present in person or by proxy shall constitute the necessary quorum.

Amendments of Governing Documents

Under the DGCL, an amendment to the certificate of incorporation requires (i) the approval of the board of directors, (ii) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. The Pfizer certificate of incorporation does not contain any provisions altering the DGCL standards for amendment.

Under the DGCL, if the proposed amendment to the certificate of incorporation would adversely affect the powers, preferences or rights of the holders of a class of stock, or change the par value of the shares of such class of stock, then the holders of the class of stock will be entitled to vote as a class on the amendment. The Pfizer certificate of incorporation provides that the vote of at least two-thirds of the outstanding Pfizer preferred shares

Pursuant to Irish law, the Allergan constitution may only be amended by the passing of a special resolution of shareholders.

	Pfizer	Allergan

will be necessary to alter, amend or repeal any provision of the Pfizer certificate of incorporation if such alteration, amendment or repeal would adversely affect the powers, preferences or special rights of the Pfizer preferred shares.

Under the DGCL, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the bylaws upon the directors. The Pfizer certificate of incorporation confers the power to adopt, amend or repeal the Pfizer bylaws upon the Pfizer board of directors. The Pfizer bylaws also provide that the bylaws may be adopted, amended or repealed by the stockholders at any annual or special meeting of stockholders if notice of such proposed adoption, amendment or repeal is contained in the notice of such special meeting.

Rights Upon Liquidation

Under Delaware law, unless the board of directors approves a proposal to dissolve the corporation, dissolution must be approved by the written consent of stockholders holding 100% of the total voting power of the corporation. If dissolution is initially approved by the board of directors, it may be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

Upon dissolution, after satisfaction of the claims of creditors, the assets of Pfizer would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of preferred stock may have to preferred distributions upon dissolution or liquidation of Pfizer.

The rights of shareholders of an Irish public limited company to a return of the company’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the company’s constitution or the terms of any serial preferred shares issued by the company from time to time. The holders of serial preferred shares in particular may have the right to priority in a dissolution or winding up of the company. If the company’s constitution contains no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to the shareholders in proportion to the paid-up nominal value of the shares held. The Allergan constitution provides that

	Pfizer	Allergan

The Pfizer preferred shares provide that upon any liquidation, dissolution or winding-up of Pfizer, the holders of Pfizer preferred shares will be entitled to receive out of assets of Pfizer that remain after satisfaction in full of all valid claims of creditors of Pfizer, and subject to the rights of the holders of any stock of Pfizer ranking senior to or on a parity with the Pfizer preferred shares, before any amount will be paid or distributed among the holders of Pfizer common stock or any other shares ranking junior to the Pfizer preferred shares, liquidating distributions in the amount of $40,300.00 per share, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution. If the amounts payable with respect to the Pfizer preferred shares and any other stock ranking as to any such distribution on a parity with the Pfizer preferred shares are not paid in full, the holders of the Pfizer preferred shares and such other stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

the ordinary shareholders of Allergan are entitled to participate pro rata in a winding up, but that their right to do so is subject to the rights of any holders of the serial preferred shares to participate under the terms of any series or class of such shares.

Allergan may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. Allergan may also be dissolved by way of court order on the application of a creditor or the Director of Corporate Enforcement (where the court is satisfied on a petition of the Director of Corporate Enforcement that it is in the public interest that Allergan should be wound up), or by the Companies Registration Office (by way of strike off) as an enforcement measure where Allergan has failed to file certain returns.

Enforcement of Civil Liabilities Against Foreign Persons	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

(i) the judgment must be for a definite sum;

(ii) the judgment must be final and conclusive; and

Pfizer	Allergan

(iii) the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

CERTAIN GOVERNANCE MATTERS FOLLOWING THE MERGER

Combined Company Board of Directors

Pursuant to the merger agreement, effective as of the effective time, the combined company board of directors will be comprised of a total of 15 directors, 11 of whom will be the directors from the Pfizer board of directors prior to the closing of the merger and four of whom will be directors from the Allergan board of directors prior to the closing of the merger, including Paul M. Bisaro, the current Executive Chairman of Allergan, and Brenton L. Saunders, the current Chief Executive Officer and President of Allergan, with the remaining two directors to be mutually agreed between Pfizer and Allergan.

In connection with the foregoing, as of the date of this joint proxy statement/prospectus, Pfizer and Allergan expect that the following persons will be designated as directors of the combined company:

•	Dennis A. Ausiello, M.D.

•	Paul M. Bisaro

•	W. Don Cornwell

•	Joseph J. Echevarria

•	Frances D. Fergusson, Ph. D.

•	Helen H. Hobbs, M.D.

•	James M. Kilts

•	Shantanu Narayen

•	Suzanne Nora Johnson

•	Ian C. Read

•	Brenton L. Saunders

•	Stephen W. Sanger

•	James C. Smith

•	[ ]

•	[ ]

Biographical information for the Pfizer directors who will serve on the combined company board of directors is incorporated by reference from Pfizer’s Definitive Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on March 12, 2015 and Current Report on Form 8-K, filed with the SEC on June 25, 2015. Biographical information for the Allergan directors who will serve on the combined company board of directors is incorporated by reference from Allergan’s Definitive Proxy Statement for its 2015 Annual General Meeting of Shareholders, filed with the SEC on April  24, 2015.

Combined Company Officers

Pursuant to the merger agreement, as of the effective time:

•	Ian C. Read, the Chairman and Chief Executive Officer of Pfizer, will become the Chairman and Chief Executive Officer of the combined company; and

•	Brenton L. Saunders, Chief Executive Officer and President of Allergan, will become President and Chief Operating Officer of the combined company;

in each case until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

On February 8, 2016, Pfizer issued a press release announcing the following expected members of the executive leadership team of the combined company:

•	Albert Bourla, Pfizer Group President, Vaccines, Oncology and Consumer Healthcare, will become Group President, Global Innovative Pharma;

•	Anthony J. Maddaluna, Pfizer Executive Vice President, President Pfizer Global Supply, will continue in his current role;

•	William Meury, Allergan President, Branded Pharma, will be Group President, Global Specialty and Consumer Brands;

•	Laurie J. Olson, Pfizer Executive Vice President, Strategy, Portfolio and Commercial Operations, will continue in her current role;

•	John D. Young, Pfizer Group President, Global Established Pharma, will continue in his current role;

•	Frank A. D’Amelio, Pfizer Executive Vice President, Business Operations and Chief Financial Officer, will continue in his current role;

•	Mikael Dolsten, Pfizer President, Worldwide Research and Development, will continue in his current role;

•	Charles H. Hill III, Pfizer Executive Vice President, Worldwide Human Resources, will continue in his current role;

•	Rady A. Johnson, Pfizer Executive Vice President, Chief Compliance and Risk Officer, will continue in his current role;

•	Douglas M. Lankler, Pfizer Executive Vice President and General Counsel, will continue in his current role;

•	Freda C. Lewis-Hall, Pfizer Executive Vice President, Chief Medical Officer, will continue in her current role; and

•	Sally Susman, Pfizer Executive Vice President, Corporate Affairs, will continue in her current role.

Biographical information for those executive officers named above who are executive officers of Pfizer is incorporated by reference from Pfizer’s Annual Report on Form 10-K for the year ended December 31, 2015. Biographical information for those executive officers named above who are executive officers of Allergan is incorporated by reference from Allergan’s Annual Report on Form 10-K for the year ended December 31, 2015.

DESCRIPTION OF ALLERGAN ORDINARY SHARES

The following description of Allergan’s share capital is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Companies Act and the complete text of the Allergan constitution, which is incorporated by reference herein. You should read those laws and documents carefully.

There are differences between the Pfizer bylaws and certificate of incorporation and the Allergan constitution. See “Comparison of the Rights of Allergan Shareholders and Pfizer Stockholders.”

Capital Structure

Authorized Share Capital

As of the date of this joint proxy statement/prospectus, the authorized share capital of Allergan is €40,000 and $101,000 divided into 40,000 euro deferred ordinary shares with a par value of €1.00 per share, 1,000,000,000 ordinary shares with a par value of $0.0001 per share and 10,000,000 serial preferred shares with a par value of $0.0001 per share.

Allergan may issue shares subject to the maximum authorized share capital contained in the Allergan constitution. The authorized share capital may be increased or reduced (but not below the number of issued ordinary shares, preferred shares or euro deferred ordinary shares, as applicable) by an ordinary resolution. The shares comprising the authorized share capital of Allergan may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue the authorized but unissued shares in the capital of the company without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The Allergan constitution authorizes the Allergan board of directors to issue new ordinary, serial preferred or euro deferred ordinary shares without shareholder approval for a period of five years from the effective date of the shareholder resolution approving such authorization, which was October 1, 2013.

The rights and restrictions to which the Allergan ordinary shares are subject are prescribed in the Allergan constitution. The Allergan constitution permits the board of directors, without shareholder approval, to determine certain terms of each series of the serial preferred shares issued by Allergan, including the number of shares, designations, dividend rights, liquidation and other rights and redemption, repurchase or exchange rights.

Irish law does not recognize fractional shares held of record. Accordingly, the Allergan constitution does not provide for the issuance of fractional Allergan ordinary shares, and the official Irish register of Allergan will not reflect any fractional shares.

Whenever an alteration or reorganization of the share capital of Allergan would result in any Allergan shareholder becoming entitled to fractions of a share, the Allergan board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions. For the purpose of any such sale the Allergan board of directors may authorize some person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Issued Share Capital

After giving effect to the Allergan share split and the Allergan renominalisation, Allergan is expected to issue or reserve for issuance approximately [        ] Allergan ordinary shares with a nominal value of $0.00001 per share to pay the stock portion of the merger consideration to Pfizer stockholders and assume Pfizer equity awards at the consummation of the merger. All shares issued as merger consideration upon the effective time will be issued as fully paid-up and non–assessable.

Preemption Rights, Share Warrants and Options

Under Irish law certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Allergan has opted out of these preemption rights in the Allergan constitution as permitted under Irish company law effective as of October 1, 2013. Because Irish law requires this opt-out to be renewed every five years by a special resolution of shareholders, the Allergan constitution provides that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Allergan on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee option or similar equity plan.

The Allergan constitution provides that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which Allergan is subject, the Allergan board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Act provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. Allergan is subject to the rules of the NYSE that require shareholder approval of certain equity plans and share issuances. The Allergan board of directors may authorize the issuance of shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit and subject to applicable NYSE rules). In connection with the merger, Allergan will assume Pfizer’s existing obligations to deliver shares under its equity incentive plans.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Allergan are equal to, or in excess of, the aggregate of Allergan’s called-up share capital plus undistributable reserves and the distribution does not reduce Allergan’s net assets below such aggregate. Undistributable reserves include the undenominated capital and the amount by which Allergan’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Allergan’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Allergan has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of Allergan. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act, which give a “true and fair view” of Allergan’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office.

The Allergan constitution authorizes the directors to pay interim dividends without shareholder approval to the extent they appear justified by profits and subject always to the requirement to have distributable reserves at least equal to the amount of the proposed dividend. The Allergan board of directors may also recommend a dividend to be approved and declared by the Allergan shareholders at a general meeting. The Allergan board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of Allergan ordinary shares will participate pro rata in respect of any dividend which may be declared in respect of ordinary shares by Allergan.

The directors of Allergan may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Allergan in relation to the Allergan ordinary shares.

The directors may also authorize Allergan to issue shares with serial preferred rights to participate in dividends declared by Allergan. The holders of serial preferred shares may, depending on their terms, rank senior to the Allergan ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

For information about the Irish tax issues relating to dividend payments, see “Certain Tax Consequences of the Merger—Irish Tax Considerations—Withholding Tax on Dividends (DWT).”

Share Repurchases, Redemptions and Conversions

Overview

The Allergan constitution provides that any ordinary share which Allergan has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by Allergan will technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions by Allergan.”. If the articles of association of Allergan did not contain such provision, all repurchases by Allergan would be subject to many of the same rules that apply to purchases of Allergan ordinary shares by subsidiaries described below under “—Purchases by Subsidiaries of Allergan,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, references elsewhere in this joint proxy statement/prospectus to repurchasing or buying back Allergan ordinary shares refer to the redemption of ordinary shares by Allergan or the purchase of Allergan ordinary shares by a subsidiary of Allergan, in each case in accordance with the Allergan constitution and Irish law as described below.

Repurchases and Redemptions by Allergan

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or, if the company proposes to cancel the shares on redemption, the proceeds of a new issue of shares for that purpose. For additional discussion regarding distributable reserves, see “—Dividends” and “Risk Factors.” Allergan may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Allergan. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of the Allergan constitution described above, shareholder approval will not be required to redeem Allergan ordinary shares.

Allergan may also be given an additional general authority by its shareholders to purchase its own shares as overseas market purchases, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Allergan’s subsidiaries as described below. Allergan does not currently have the authority to make overseas purchases of its shares.

Repurchased shares and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Allergan at any time must not exceed 10% of the nominal value of the issued share capital of Allergan. Allergan may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Allergan or reissued subject to certain conditions.

Purchases by Subsidiaries of Allergan

Under Irish law, a subsidiary of Allergan may purchase Allergan ordinary shares either as overseas market purchases or as off-market purchases. For a subsidiary of Allergan to make overseas market purchases of Allergan ordinary shares, the shareholders of Allergan must provide general authorization for such purchase by way of ordinary resolution. Allergan does not currently have the authority from its shareholders to make overseas market purchases of Allergan ordinary shares. For an off-market purchase by a subsidiary of Allergan, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Allergan from the date of the notice of the meeting at which the resolution approving the contract is to be proposed.

In order for a subsidiary of Allergan to make an overseas market purchase of the Allergan ordinary shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the Allergan ordinary shares are listed, is specified as a recognized stock exchange for this purpose by Irish company law.

The number of shares held by the subsidiaries of Allergan at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Allergan. While a subsidiary of Allergan holds Allergan ordinary shares, it cannot exercise any voting rights in respect of those shares. The acquisition of the Allergan ordinary shares by a subsidiary of Allergan must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

The Allergan constitution provides that Allergan will have a first and paramount lien on every share that is not a fully paid share for all moneys payable, whether presently due or not, in respect of such Allergan share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions will only be applicable to Allergan shares that have not been fully paid up. The combined company ordinary shares to be issued at the effective time as the stock portion of the merger consideration will be fully paid up.

Bonus Shares

Under the Allergan constitution, the board of directors may resolve to capitalize any amount credited to any reserve (including the share premium account and the capital redemption reserve fund) or credited to the profit and loss account, and use such amount for the issuance to shareholders of shares as fully paid bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under its articles of association, Allergan may, by ordinary resolution, consolidate and divide all or any of its issued share capital into a smaller number of shares or subdivide all or any of its issued share capital into a larger number of shares.

Reduction of Share Capital

Allergan may, by ordinary resolution, reduce its authorized but unissued share capital in any way. Allergan also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Act.

Annual Meetings of Shareholders

Allergan (then known as Actavis plc) held its most recent annual general meeting on June 5, 2015, and is required to hold its subsequent annual general meetings at intervals of no more than 15 months after the previous general meeting, provided that an annual general meeting is held in each calendar year following the previous general meeting and no more than nine months after Allergan’s fiscal year-end.

Notice of an annual general meeting must be given to all Allergan shareholders and to the auditors of Allergan. The Allergan constitution provides for a minimum notice period of 21 clear days (i.e., 21 days excluding the day when the notice is given or deemed to be given and the day of the event for which it is given or on which it is to take effect), which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the consideration of the Irish statutory financial statements and the report of the directors, the review by the members of the company’s affairs, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

At any annual general meeting, only such business may be conducted as has been brought before the meeting:

•	by or at the direction of the board of directors;

•	in certain circumstances, at the direction of the Irish High Court;

•	as required by law; or

•	such business that the chairman of the meeting determines is properly within the scope of the meeting. The business to be conducted at any annual general meeting must be set forth in the notice of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to the board of directors.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of Allergan may be convened by:

•	the board of directors;

•	on requisition of the shareholders holding not less than 10% of the paid up share capital of Allergan carrying voting rights;

•	on requisition of Allergan’s auditors; or

•	in exceptional cases, by order of the Irish High Court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all Allergan shareholders and to the auditors of Allergan. Under Irish law and the Allergan constitution, the minimum notice periods are 21 clear days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by shareholders of Allergan, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Allergan board of directors has 21 days to convene a meeting of Allergan shareholders to vote on the matters set out in the requisition notice. This meeting must be held within 60 days of the receipt of the requisition notice. If the Allergan board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Allergan’s receipt of the requisition notice.

If the Allergan board of directors becomes aware that the net assets of Allergan are not greater than half of the amount of Allergan’s called-up share capital, the directors of Allergan must convene an extraordinary general meeting of Allergan shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

The Allergan constitution provides that no business shall be transacted at any general meeting unless a quorum is present. A quorum requires the presence of at least two persons holding or representing by proxy (whether or not such holder actually exercises his voting rights in whole, in part or at all at the meeting) more than 50% of the total issued voting rights of Allergan’s shares, unless a class of Allergan shares has only one holder, in which case the presence of that one holder constitutes a quorum. Abstentions will be counted as present for purposes of determining whether there is a quorum.

Voting

The Allergan constitution provides that except where a greater majority is required by the Companies Act or by the Allergan constitution, any question, business or resolution proposed at any general meeting shall be decided by a simple majority of the votes cast.

At any meeting of Allergan, all resolutions will be decided on a show of hands unless a poll is demanded by:

•	the chairman;

•	at least three shareholders present in person or by proxy;

•	any shareholder or shareholders present in person or by proxy and holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at such meeting; or

•	any shareholder or shareholders holding shares in Allergan conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. If voting takes place on a poll, rather than a show of hands, every shareholder entitled to vote has one vote for each share held unless otherwise provided in the Allergan constitution. Voting rights may be exercised by shareholders registered in the share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with the Allergan constitution.

In accordance with the Allergan constitution, the Allergan board of directors may from time to time cause Allergan to issue serial preferred or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (for example, they may carry more votes per share than Allergan ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares). Treasury shares or Allergan ordinary shares that are held by subsidiaries of Allergan will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

(i)	amending the objects of Allergan or the Allergan constitution;

(ii)	approving a change of name of Allergan;

(iii)	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

(iv)	opting out of preemption rights on the issuance of new Allergan ordinary shares;

(v)	re-registration of Allergan from a public limited company to a private company;

(vi)	variation of class rights attaching to classes of Allergan shares (where the Allergan constitution does not provide otherwise);

(vii)	purchase by Allergan of its shares off-market;

(viii)	reduction of Allergan’s issued share capital;

(ix)	sanctioning a compromise/scheme of arrangement involving Allergan;

(x)	resolving that Allergan be wound up by the Irish courts;

(xi)	resolving in favor of a shareholders’ voluntary winding-up;

(xii)	re-designation of Allergan shares into different share classes; and

(xiii)	setting the reissue price of Allergan treasury shares.

Neither Irish law nor any constituent document of Allergan places limitations on the right of nonresident or foreign owners to vote or hold Allergan ordinary shares.

Action by Written Consent

The Allergan constitution provides that anything that may be done by resolution at a general meeting may be done by resolution in writing, but only if it is signed by or on behalf of all of the shareholders who would be entitled to attend the relevant meeting and vote on the relevant resolution, subject to the requirements of the Companies Act.

Variation of Rights Attaching to a Class or Series of Shares

Under the Allergan constitution and the Companies Act, any variation of class rights attaching to the issued Allergan ordinary shares must be approved in writing by holders of three-quarters of the issued shares in that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

The provisions of the Allergan constitution relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined with reference to the shares of the holders of the class.

Inspection of Books and Records

Under Irish law, shareholders have the right to:

•	receive a copy of the Allergan constitution;

•	inspect and obtain copies of the minutes of general meetings and resolutions of Allergan;

•	inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Allergan;

•	receive copies of statutory financial statements (or summary financial statements, where applicable) and directors’ and auditors’ reports of Allergan which have previously been sent to shareholders prior to an annual general meeting; and

•	receive financial statements of any subsidiary of Allergan which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. The auditors’ report must be circulated to the shareholders with Allergan’s financial statements prepared in accordance with Irish law 21 clear days before the annual general meeting and must be put before the shareholders at Allergan’s annual general meeting.

Acquisitions

An Irish public limited company such as Allergan may be acquired in a number of ways, including:

•	a court-approved scheme of arrangement under the Companies Act. A scheme of arrangement with Allergan shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

•	through a tender or takeover offer by a third party in accordance with the Irish Takeover Rules and the Companies Act for all of the Allergan ordinary shares. Where the holders of 80% or more of Allergan ordinary shares (excluding any shares already beneficially owned by the bidder) have accepted an offer for their shares in Allergan, the remaining shareholders may also be statutorily required to transfer their shares, unless, within one month, the non-tendering shareholders can obtain an Irish court order otherwise providing. If the bidder does not exercise its “squeeze out” right, then the non-accepting Allergan shareholders also have a statutory right to require the bidder to acquire their shares on the same terms as the original offer, or such other terms as the bidder and the non-tendering shareholders may agree or on such term as an Irish court, on application of the bidder or non-tendering shareholder, may order. If Allergan ordinary shares were to be listed on the Irish Stock Exchange (the “ISE”) or another regulated stock exchange in the European Union, the aforementioned 80% threshold would be increased to 90%; and

•	by way of a transaction with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a transaction must be approved by a special resolution. If Allergan is being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to Allergan shareholders is not all in the form of cash, Allergan shareholders may be entitled to require their shares to be acquired at fair value.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008, as amended, governing the merger of an Irish company limited by shares such as Allergan and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein) and the other company is the surviving entity, a shareholder (i) who voted against the special resolution approving the transaction or (ii) of a company in which 90% of the shares are held by the other party to the transaction has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the acquisition agreement. In addition, a dissenting shareholder in a successful tender offer for an Irish company may, by application to the Irish High Court, object to the compulsory squeeze out provisions.

Disclosure of Interests in Shares

Under the Companies Act, Allergan shareholders must notify Allergan if, as a result of a transaction, the shareholder will become interested in 3% or more of the Allergan ordinary shares; or if as a result of a transaction a shareholder who was interested in 3% or more of the Allergan ordinary shares ceases to be so interested. Where a shareholder is interested in 3% or more of the Allergan ordinary shares, the shareholder must notify Allergan of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the Allergan shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of Allergan (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. Allergan must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Allergan ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, Allergan, under the Companies Act, may, by notice in writing, require a person whom Allergan knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in Allergan’s relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the Allergan ordinary shares, to provide additional information, including the person’s own past or present interests in Allergan ordinary shares. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, Allergan may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Act, as follows:

•	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from Allergan on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event Allergan is in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in Allergan securities of 1% or more.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of the voting rights of Allergan will be governed by the Irish Takeover Panel Act of 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel (the “Panel”). The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Panel:

•	in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

•	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•	false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•	a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

•	a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares or other voting rights in Allergan may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in Allergan at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if, unless the Panel otherwise consents, an acquisition of shares would (i) increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in Allergan, or (ii) in the case of a person holding (together with its concert parties) shares representing 30% or more of the voting rights in Allergan, after giving effect to the acquisition, increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire outstanding Allergan shares, the offer price must be no less than the highest price paid for Allergan shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Panel has the power to extend the “look back” period to 12 months if the Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired Allergan shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total Allergan shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per Allergan share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total Allergan shares in the 12-month period prior to the commencement of the offer period if the Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of Allergan. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of Allergan is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of Allergan and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the Allergan board of directors is not permitted to take any action which might frustrate an offer for the Allergan ordinary shares once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

•	the action is approved by Allergan’s shareholders at a general meeting; or

•	the Panel has given its consent, where:

•	it is satisfied the action would not constitute frustrating action;

•	Allergan shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or the Allergan constitution may be considered to have anti-takeover effects, including those described under the following sections: “—Capital Structure—Authorized Share Capital” (regarding issuance of serial preferred shares), “—Preemption Rights, Share Warrants and Options”, “—Disclosure of Interests in Shares,” “Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders—Removal of Directors; Newly Created Directorships and Vacancies,” “Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders—Amendments of Governing Documents,” “Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders—Calling Special Meetings of Shareholders,” and “Comparison of the Rights of Pfizer Stockholders and Allergan Shareholders—Advance Notice Provisions.”

Insider Dealing

The Irish Takeover Rules also provide that no person, other than the bidder, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of a company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the target during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach or (ii) the termination of discussions relating to such offer, whichever is earlier.

Corporate Governance

The Allergan constitution allocates authority over the day-to-day management of Allergan to the Allergan board of directors. The Allergan board of directors may then delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether directors or not) as it thinks fit, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of Allergan. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the Allergan board of directors, the quorum necessary for the transaction of business at any committee meeting shall be a majority of the members of such committee then in office unless the committee shall consist of one or two members, in which case one member shall constitute a quorum.

Legal Name; Formation; Fiscal Year; Registered Office

The current legal and commercial name of Allergan is Allergan plc. Allergan was incorporated in Ireland on May 16, 2013 as a private limited company, under the name Actavis Global Pharmaceuticals Limited (registration number 527629) and converted into a public limited company, Actavis plc, on September 20, 2013. On June 15, 2015, Actavis plc changed its name to Allergan plc. Allergan’s fiscal year ends on December 31 and Allergan’s registered address is Clonshaugh Business and Technology Park, Coolock, Dublin 5, D17 E400, Ireland. For more information regarding Allergan, see “Where You Can Find More Information.”

Appointment of Directors

The Allergan constitution provides that (subject to: automatic increases to accommodate the exercise of the rights of holders of any class or series of shares in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series; and/or any ordinary resolution passed by shareholders increasing or decreasing the maximum number of directors) the number of directors will be not less than five and not more than 14. If the Allergan board of directors increase proposal is approved, the maximum number of directors of Allergan would be increased from 14 to 15.

At each annual general meeting of Allergan, all the directors shall retire from office and be eligible for reelection. Upon the resignation or termination of office of any director, if a new director shall be appointed to the Allergan board of directors he or she will be designated to fill the vacancy arising.

No person shall be appointed director unless nominated as follows:

•	by the affirmative vote of two-thirds of the Allergan board of directors;

•	with respect to election at an annual general meeting, by any Allergan shareholder who holds Allergan ordinary shares or other shares carrying the general right to vote at general meetings of Allergan, who is a shareholder at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the Allergan constitution;

•	with respect to election at an extraordinary general meeting requisitioned by the shareholders in accordance with Section 178 of the Companies Act, by an Allergan shareholder or shareholders who hold Allergan ordinary shares or other shares carrying the general right to vote at general meetings of Allergan and who make such nomination in the written requisition of the extraordinary general meeting; or

•	by holders of any class or series of shares in Allergan then in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue.

Directors shall be appointed as follows:

•	by Allergan shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting at which a resolution seeking the appointment of a director is proposed; or

•	so long as there is in office a sufficient number of directors to constitute a quorum of the Allergan board of directors, the directors shall have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in the board or as an addition to the existing directors insofar the total number of directors shall not any time exceed the maximum number provided for in the Allergan constitution.

Removal of Directors

Under the Companies Act, the Allergan shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Allergan in respect of his or her removal.

Duration; Dissolution; Rights upon Liquidation

Allergan’s duration is unlimited. Allergan may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. Allergan may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Allergan has failed to file certain returns. Allergan may also be dissolved by the Director of Corporate Enforcement in Ireland where the affairs of Allergan have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that Allergan should be wound up.

The rights of the shareholders to a return of Allergan’s assets on dissolution or winding-up, following the settlement of all claims of creditors, may be prescribed in the Allergan constitution or the terms of any serial preferred shares issued by the directors of Allergan from time to time. The holders of serial preferred shares in particular may have the right to priority in a dissolution or winding-up of Allergan. If the Allergan constitution contains no specific provisions in respect of dissolution or winding-up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. The Allergan constitution provides that the ordinary shareholders of Allergan are entitled to participate pro rata in a winding-up, but their right to do so is subject to the rights of any holders of the serial preferred shares to participate under the terms of any series or class of such shares.

Uncertificated Shares

Holders of Allergan ordinary shares have the right upon request to require Allergan to issue certificates for their shares. Subject to any such requests, Allergan intends only to issue uncertificated Allergan ordinary shares.

Stock Exchange Listing

The Allergan ordinary shares are listed on the NYSE under the symbol “AGN.” The Allergan ordinary shares are not listed on the ISE or any other exchange.

No Sinking Fund

The Allergan ordinary shares have no sinking fund provisions.

Transfer and Registration of Shares

The transfer agent for Allergan maintains the share register. Registration in the share register is determinative of membership in Allergan. A shareholder of Allergan who holds shares beneficially will not be the holder of record of such shares. Instead, the depository or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Allergan’s official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on Allergan’s official share register any transfer of shares:

•	from a person who holds such shares directly to any other person;

•	from a person who holds such shares beneficially to a person who holds such shares directly; or

•	from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Allergan’s official Irish share register. However, a shareholder who holds shares outside of DTC may transfer those shares into DTC (or vice versa) without giving rise to Irish stamp duty, provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares by a beneficial owner to a third party.

Any transfer of Allergan ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. The Allergan constitution allows Allergan, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, Allergan is (on behalf of itself or its affiliates) entitled to:

•	seek reimbursement from the buyer;

•	set off the amount of the stamp duty against future dividends payable to the buyer; and

•	claim a lien against the Allergan ordinary shares on which it has paid stamp duty.

Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Allergan ordinary shares has been paid unless one or both of such parties is otherwise notified by Allergan.

The Allergan constitution delegates to Allergan’s company secretary the authority to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of Allergan ordinary shares occurring through normal electronic systems, Allergan intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that Allergan notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from Allergan for this purpose) or request that Allergan execute an instrument of transfer on behalf of the transferring party in a form determined by Allergan. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to Allergan’s transfer agent, the buyer will be registered as the legal owner of the relevant shares on Allergan’s official Irish share register (subject to the matters described below).

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF PFIZER

The table below shows the number of shares of Pfizer common stock beneficially owned as of the close of business on January 29, 2016, by each of the Pfizer directors and named executive officers, as well as the number of shares beneficially owned by all of Pfizer’s current directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of Pfizer’s common stock outstanding. The table and footnotes also include information about stock options, total shareholder return units, stock units, restricted stock units and deferred performance-related share awards credited to the accounts of the Pfizer directors and executive officers under various compensation and benefit plans.

	Number of Shares or Units				Options Exercisable Within 60 Days
Beneficial Owners	Common Stock		Stock Units
Dennis A. Ausiello, M.D.	2,362	(1)	30,887	(2)
W. Don Cornwell	1,759	(1)	106,534	(2)
Frank A. D’Amelio	342,003	(3)	112,066	(4)	292,000
Mikael Dolsten, M.D., Ph.D.	300,941	(3)	76,674	(4)
Joseph J. Echevarria	—		7,078	(2)
Frances D. Fergusson, Ph.D.	—		42,344	(2)
Geno J. Germano	258,816	(1)(3)	72,475	(4)
Helen H. Hobbs, M.D.	—		37,320	(2)
James M. Kilts	2,259	(1)	114,785	(2)
Shantanu Narayen	—		25,579	(2)
Suzanne Nora Johnson	10,000		47,394	(2)
Ian C. Read	1,261,099	(3)(5)	426,108	(4)	275,000
Stephen W. Sanger	85	(1)	96,039	(2)
James C. Smith	2,000		16,955	(2)
John D. Young	85,734	(3)	57,487	(4)	41,700
All directors and executive officers as a group (23)	2,897,482		1,676,740		728,700

*	On February 8, 2016, Pfizer announced that Mr. Germano will be leaving Pfizer. Mr. Germano ceased serving as an executive officer, including his role as Group President, Global Innovative Pharma (GIP) business, effective with the announcement.

(1)	Includes the following shares held in the names of family members: Dr. Ausiello, 2,362 shares; Mr. Cornwell, 300 shares; Mr. Germano, 1,587 shares; Mr. Kilts, 2,259 shares; and Mr. Sanger, 85 shares. Dr. Ausiello and Messrs. Cornwell, Germano and Kilts disclaim beneficial ownership of such shares.
(2)	Represents units (each equivalent to a share of Pfizer common stock) under the Pfizer Director compensation program.
(3)	Includes shares credited under the Pfizer Savings Plan and/or deferred shares relating to previously vested awards under Pfizer’s share award programs. Also includes 1,339 shares in the Pfizer Share Ownership Plan for Mr. Young.
(4)

In the case of Messrs. D’Amelio, Germano, Read and Young and Dr. Dolsten, includes units (each equivalent to a share of Pfizer common stock) to be settled in cash following the officer’s separation from service, held under the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan (PSSP), and for Mr. Germano also includes 4,410 units held under the Wyeth Supplemental Employee Savings Plan. Also includes the following RSUs (each equivalent to a share of Pfizer common stock) as of January 29, 2016: Mr. D’Amelio, 74,036; Dr. Dolsten, 67,432; Mr. Germano, 60,478; Mr. Read, 226,603; and Mr. Young, 52,312. These units were unvested as of January 29, 2016, except that in the cases of Messrs. Read and Germano, in view of their respective ages and years of service with Pfizer, a prorated portion of the units granted prior to 2014 would vest upon retirement and units granted in 2014 would continue to vest into retirement in accordance with their vesting schedule. This column does not include the following stock appreciation rights in the form of TSRUs as of

January 29, 2016: Mr. D’Amelio, 1,764,049, of which 210,280 settled on February 24, 2016; Dr. Dolsten, 1,701,526, of which 210,280 settled on February 24, 2016; Mr. Germano, 1,458,252, of which 163,551 settled on February 24, 2016; Mr. Read, 6,006,135, of which 584,112 settled on February 24, 2016; and Mr. Young, 956,143, of which 52,570 settled on February 24, 2016. Information regarding performance share awards is not included in the above table.
(5)	Includes 33,809 shares held in a Grantor Trust.

Based on filings made under Sections 13(d) and 13(g) of the Exchange Act, as of February 16, 2016, the only persons or entities known by Pfizer to be a beneficial owner of more than 5% of the Pfizer common stock were as follows:

Name and Address of Beneficial Owner	Shares of Pfizer Common Stock		Percent of Class
BlackRock, Inc.(1) 55 East 52nd Street New York, NY 10055	407,526,542	(1)	6.6%

The Vanguard Group(2) 100 Vanguard Boulevard Malvern, PA 19355	367,651,919	(2)	5.95%

State Street Corporation(3) State Street Financial Center One Lincoln Street Boston, MA 02111	313,883,103	(2)	5.1%

(1)	The information regarding BlackRock, Inc. is based solely on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 10, 2016 (the “BlackRock 13G/A”). According to the BlackRock 13G/A, BlackRock, Inc.’s ownership includes sole voting power with respect to 351,707,145 shares, shared voting power with respect to 78,475 shares, sole dispositive power with respect to 407,448,067 shares, and shared dispositive power with respect to 78,475 shares.
(2)	The information regarding The Vanguard Group is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2016 (the “Vanguard 13G/A”). According to the Vanguard 13G/A, The Vanguard Group’s ownership includes sole voting power with respect to 11,412,618 shares, shared voting power with respect to 611,300 shares, sole dispositive power with respect to 355,708,515 shares, and shared dispositive power with respect to 11,943,404 shares.
(3)	The information regarding State Street Corporation is based solely on a Schedule 13G filed by State Street Corporation with the SEC on February 16, 2016 (the “State Street 13G”). According to the State Street 13G, State Street Corporation’s ownership includes shared voting power with respect to 251,765,627 shares and shared dispositive power with respect to 313,883,103 shares. According to the State Street 13G, the 251,765,627 shares are held in various capacities and 62,117,476 shares are held as investment manager for the Pfizer Savings Plans, Wyeth Union Savings Plan and the Pfizer Savings Plan for Employees Resident in Puerto Rico.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/DIRECTORS OF ALLERGAN

The following table sets forth (a) based on filings made under Sections 13(d) and 13(g) of the Exchange Act as of February 16, 2016, the only persons or entities known by Allergan to be a beneficial owner of more than 5% of the Allergan ordinary shares, and (b) as of January 29, 2016, the beneficial ownership of Allergan ordinary shares by (i) each Allergan director; (ii) each Allergan named executive officer and (iii) all current directors and executive officers (including named executive officers) as a group. As of January 29, 2016, except as set forth in the footnotes to the following table, no shares have been pledged as security by any of the Allergan directors or executive officers named below, none of the Allergan directors or executive officers held rights to acquire beneficial ownership of Allergan ordinary shares within 60 days of such date, and no individual director, nominee or named executive officer beneficially owned more than 1% of Allergan ordinary shares as of such date.

Unless otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, Allergan believes the persons named in this table have sole voting and investment power as of the date indicated above with respect to all ordinary shares reflected in this table. The business address of the Allergan directors and named executive officers is Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland.

Name and Address of Beneficial Owner	Ordinary Shares(1)		Percent of Class
5% Holder(s)
BlackRock Inc. 55 East 52nd Street New York, NY 10055	23,265,074	(2)	5.9%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	22,481,164	(3)	5.89%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	22,771,042	(4)	5.7%
Wellington Management Group LLP 280 Congress Street Boston, MA 02110	21,340,270	(5)	5.41%
Officers and Directors
Nesli Basgoz, M.D.	18,184	(6)	*
James H. Bloem	8,393		*
Christopher W. Bodine	12,064		*
Christopher J. Coughlin	17,495	(7)	*
Michael R. Gallagher	30,606	(8)	*
Catherine M. Klema	20,201		*
Peter J. McDonnell, M.D.	2,065		*
Patrick J. O’Sullivan	2,863		*
Ronald R. Taylor	22,535		*
Fred G. Weiss	24,920		*
Paul M. Bisaro	305,438	(9)	*
Brenton L. Saunders	265,659	(10)	*
Robert A Stewart	85,714	(11)	*
William Meury	138,401	(12)	*
Maria Teresa Hilado	5,802	(13)	*
All directors and executive officers as a group (20 individuals)	1,050,421	(14)	*

*	Represents less than 1% of the outstanding Allergan ordinary shares.

(1)	With respect to each officer and director, ordinary shares includes voting securities represented by shares held of record, shares held by a bank, broker or nominee for the person’s account and shares held through family trust arrangements, including any shares of restricted stock which remain subject to sale restrictions.
(2)	According to a Schedule 13G/A filed with the SEC on February 10, 2016 by BlackRock Inc., BlackRock Inc. is the beneficial owner of 23,265,074 shares (with sole voting power with respect to 19,885,240 shares and sole dispositive power with respect to 23,265,074 shares).
(3)	According to a Schedule 13G filed with the SEC on February 16, 2016 by the Vanguard Group, the Vanguard Group is the beneficial owner of 23,246,431 shares (with sole voting power with respect to 730,793 shares and sole dispositive power with respect to 22,481,164 shares).
(4)	According to a Schedule 13G/A filed with the SEC on February 11, 2016 by T. Rowe Price Associates Inc., T. Rowe Price Associates Inc. is the beneficial owner of 22,771,042 shares (with sole voting power with respect to 6,895,805 shares and sole dispositive power with respect to 22,771,042 shares).
(5)	According to a Schedule 13G filed with the SEC on February 11, 2016 jointly by Wellington Management LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP, each of the foregoing has shared voting authority over 7,158,346 and is the beneficial owners of 21,340,270 shares (none of Wellington Management LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have either sole voting power or sole dispositive power with respect to any of the shares).
(6)	Includes 15,226 ordinary shares Ms. Basgoz has the right to acquire through the exercise of vested stock options.
(7)	Includes 15,927 ordinary shares Mr. Coughlin has the right to acquire through the exercise of vested stock options.
(8)	Includes 17,642 phantom share units representing an equal number of ordinary shares which, upon termination of the director’s service on the Allergan board of directors, the director has the right to receive.
(9)	Includes 21,568 ordinary shares Mr. Bisaro has the right to acquire through the exercise of vested stock options and the vesting of restricted stock units within 60 days of January 29, 2016. Excludes 120,000 shares held by Paul Bisaro LLC (“LLC”), an LLC in which Mr. Bisaro retains an ownership interest and might be deemed to have or share investment control. 99% of the LLC interests have been transferred to four (4) GRATs of which the remainder beneficiaries are Mr. Bisaro’s children. Mr. Bisaro may be deemed to continue to beneficially own the shares that were transferred to the LLC but he disclaims beneficial ownership of all such shares.
(10)	Includes 199,900 ordinary shares Mr. Saunders has the right to acquire through the exercise of vested stock options.
(11)	Includes 43,478 ordinary shares Mr. Stewart has the right to acquire through the exercise of vested stock options or stock options which will vest within 60 days of January 29, 2016 and the vesting of restricted stock units within 60 days of January 29, 2016.
(12)	Includes 111,660 ordinary shares Mr. Meury has the right to acquire through the exercise of vested stock options.
(13)	Includes 2,978 ordinary shares Ms. Hilado has the right to acquire through the exercise of vested stock options.
(14)	Includes 506,786 ordinary shares the Allergan directors and executive officers have the right to acquire through the exercise of vested stock options which will vest within 60 days of January 29, 2016 and the vesting of restricted stock units within 60 days of January 29, 2016.

APPRAISAL RIGHTS

The following discussion is not a full summary of the provisions of Delaware law pertaining to appraisal rights and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this joint proxy statement/prospectus as Annex F. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless the context requires otherwise, all references in Section 262 of the DGCL and in this summary to a “stockholder” are to a record holder of shares of Pfizer common stock or Pfizer preferred shares.

Appraisal rights will be available to holders of Pfizer common stock and holders of Pfizer preferred shares in connection with the merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. If Pfizer stockholders are entitled to appraisal rights in connection with the merger, then Pfizer stockholders may have the right to obtain payment in cash for the fair value of their shares of Pfizer common stock or Pfizer preferred shares as determined by the Delaware Court of Chancery, provided that such Pfizer stockholders will not have a right to seek appraisal of the fair value of such shares if they have voted in favor of the merger or otherwise have failed to take the steps required by Section 262 to demand and perfect their rights to appraisal.

ANY PFIZER STOCKHOLDER WISHING TO PRESERVE ITS RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL PRIOR TO THE TIME OF THE VOTE OF PFIZER STOCKHOLDERS ON THE PFIZER MERGER PROPOSAL AS DESCRIBED BELOW. IN ADDITION TO SUBMITTING A DEMAND FOR APPRAISAL, IN ORDER TO PRESERVE ANY APPRAISAL RIGHTS THAT A PFIZER STOCKHOLDER MAY HAVE, SUCH PFIZER STOCKHOLDER MUST NOT VOTE IN FAVOR OF THE PFIZER MERGER PROPOSAL AND MUST OTHERWISE FOLLOW THE PROCEDURES PRESCRIBED BY SECTION 262.

How to Exercise and Perfect Appraisal Rights

Pfizer stockholders wishing to exercise the right to demand appraisal of their shares of Pfizer capital stock under Section 262 of the DGCL must do each of the following:

•	Deliver to Pfizer a written demand for appraisal of their shares before the vote on the Pfizer merger proposal at the Pfizer special meeting;

•	Not vote in favor of the Pfizer merger proposal at the Pfizer special meeting (voting against, abstaining from voting or not voting at all will satisfy this requirement);

•	Continue to hold their shares of Pfizer capital stock from the date of making the demand through the effective date of the merger; and

•	File (or Pfizer, as the surviving corporation, must file) a petition in the Court, requesting a determination of the fair value of such stockholders’ shares, within 120 days after the effective date of the merger. The surviving corporation is under no obligation to and has no present intention to file a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of shares of Pfizer common stock or Pfizer preferred shares to initiate all necessary action to perfect their appraisal rights in respect of such shares within the time prescribed in Section 262 of the DGCL.

A vote in favor of the Pfizer merger proposal, in person or by proxy, or the return of a signed proxy that does not contain voting instructions will, unless revoked, constitute a waiver of the stockholder’s appraisal rights and will nullify any previously filed written demand for appraisal. If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the Internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted in favor of the Pfizer merger proposal. However, neither voting against the Pfizer merger proposal, nor abstaining from voting or failing to vote on the Pfizer merger proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL.

Filing Written Demand

Holders of shares of Pfizer capital stock who decide to exercise their appraisal rights must make a demand, in writing, for appraisal of their shares prior to the taking of the vote on the Pfizer merger proposal at the special meeting. A demand for appraisal will be sufficient if it reasonably informs Pfizer of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of Pfizer capital stock. If you wish to exercise your appraisal rights you must be the record holder of such shares of Pfizer capital stock on the date the written demand for appraisal is made and you must continue to hold such shares through the effective date of the merger. Accordingly, a stockholder who is the record holder of shares of Pfizer capital stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective date of the merger, will lose any right to appraisal in respect of such shares. A stockholder’s failure to make the written demand prior to the taking of the vote on the Pfizer merger proposal will constitute a waiver of appraisal rights.

Only a holder of record of shares of Pfizer capital stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of Pfizer capital stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears in the Pfizer stock registry or on the stock certificates (as applicable), should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the Pfizer merger proposal.

If the shares are owned of record in a fiduciary capacity, such as by a trustee, a bank or trust company, guardian or custodian, or other nominee, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or other nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising appraisal rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of Pfizer capital stock held in the name of the record owner. Beneficial owners who do not also hold their shares of Pfizer common stock or Pfizer preferred shares of record may not directly make appraisal demands to Pfizer. The beneficial owner must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of Pfizer common stock or Pfizer preferred shares. If a stockholder holds shares of Pfizer capital stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights should consult with their brokers or other nominees promptly to determine and follow in a timely manner the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 of the DGCL should be sent or delivered to Pfizer at:

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

Attention: General Counsel

From and after the effective date of the merger, any stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not be entitled to vote for any purpose the shares of Pfizer capital stock subject to appraisal or to receive payment of dividends or other distributions on such shares except for dividends or distributions payable to stockholders of record at a date prior to the effective date of the merger.

Notice by the Surviving Corporation

Within 10 days after the effective date of the merger, Pfizer, as the surviving corporation in the merger, must provide written notice to each holder of shares of Pfizer common stock or Pfizer preferred shares who properly asserted appraisal rights under Section 262 of the DGCL and has not voted for the Pfizer merger proposal, that the merger has become effective.

Withdrawing a Demand for Appraisal

At any time within 60 days after the effective date of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement by delivering to Pfizer, as the surviving corporation, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of Pfizer, as the surviving corporation. A Pfizer stockholder who withdraws his, her or its demand, or otherwise fails to perfect or loses appraisal rights, will be entitled to receive in respect of his, her or its shares of Pfizer common stock or Pfizer preferred shares the merger consideration that was payable in respect of non-electing shares, without any interest thereon, as specified by the merger agreement.

No appraisal proceeding in the Court will be dismissed as to any stockholder who does not withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when such approval is required, or, except with respect to any stockholder who withdraws such stockholder’s demand within 60 days after the effective date of the merger, if the Court does not approve the dismissal of an appraisal proceeding with respect to a stockholder, such stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration being offered pursuant to the merger agreement.

Filing a Petition for Appraisal

Within 120 days after the effective date of the merger, but not thereafter, Pfizer, as the surviving corporation, or any holder of shares of Pfizer common stock or Pfizer preferred shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the fair value of the shares held by all dissenting holders. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. As noted above, the surviving corporation is under no obligation, and Pfizer has no present intention, to file a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of shares of Pfizer capital stock to initiate all necessary action to perfect their appraisal rights in respect of such shares within the time prescribed in Section 262 of the DGCL. Within 120 days after the effective date of the merger, any holder of shares of Pfizer capital stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the Pfizer merger proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the above requirement that demands for appraisal be made by record owners, a person who is the beneficial owner of shares of Pfizer common stock or Pfizer preferred shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal in the Court as described in this paragraph or request to receive from the surviving corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of Pfizer capital stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days after being served with a copy of the petition to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court may dismiss the proceedings as to the stockholder.

Determination of Fair Value

After the Court determines the holders of shares of Pfizer capital stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. When the fair value is determined, the Court will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith.

In determining the fair value of the shares of Pfizer capital stock, and, if applicable, interest, the Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. None of Pfizer, Allergan or Merger Sub makes any representation as to the outcome of the appraisal of fair value as determined by the Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. None of Pfizer, Allergan or Merger Sub anticipates offering more than the merger consideration to any stockholder of Pfizer exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL the “fair value” of a share is less than the merger consideration. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares entitled to be appraised. In the absence of such determination or assessment, each party bears its own expenses.

If any stockholder who demands appraisal of his, her or its shares of Pfizer common stock or Pfizer preferred shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares will be deemed to have been converted at the effective date of the merger into the right to receive the merger consideration pursuant to the merger agreement. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the merger. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the merger consideration offered pursuant to the merger agreement.

As noted above, failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. In light of the complexity of Section 262 of the DGCL, Pfizer stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Allergan plc incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Allergan plc for the year ended December 31, 2015 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of the internal controls over financial reporting of Allergan, Inc. which the Company acquired in March 2015) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Warner Chilcott Limited incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Warner Chilcott Limited for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Forest Laboratories, Inc. and its subsidiaries as of March 31, 2014 and 2013 and for each of the three years in the period ended March 31, 2014 and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2014 incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal controls over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Warner Chilcott Public Limited Company incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K of Warner Chilcott Public Limited Company for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent registered public accounting firm, has audited Allergan, Inc.’s (Legacy Allergan) consolidated financial statements and schedule included in Allergan, Inc.’s (Legacy Allergan) Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of Allergan, Inc.’s (Legacy Allergan) internal control over financial reporting as of December 31, 2014, as set forth in their reports, which is are incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement. Allergan Inc.’s (Legacy Allergan) financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2015 and 2014 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference in this joint proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2015, contains an explanatory paragraph that states Pfizer Inc. acquired Hospira, Inc. on September 3, 2015, and management excluded from its assessment of the effectiveness of Pfizer Inc.’s internal control over financial reporting as of December 31, 2015, Hospira, Inc.’s internal control over financial reporting associated with total assets of $24.2 billion and total revenues of $1.5 billion included in the consolidated financial statements of Pfizer Inc. and Subsidiary Companies as of and for the year ended December 31, 2015. KPMG’s audit of internal control over financial reporting of Pfizer Inc. also excluded an evaluation of the internal control over financial reporting of Hospira, Inc.

ALLERGAN ANNUAL GENERAL MEETING SHAREHOLDER PROPOSALS

Allergan will hold its 2016 annual general meeting of shareholders on [                     ], 2016.

Shareholder Proposals in the Proxy Statement for the 2016 Annual General Meeting

The deadline for submitting a shareholder proposal for Allergan’s 2016 annual general meeting of shareholders pursuant to either Rule 14a-8 of the Exchange Act or the Allergan constitution was December 26, 2015.

Other Shareholder Proposals and Nominations for Directors to Be Presented at the Annual General Meeting

Where a shareholder desires to bring a matter before an annual meeting outside the process of Rule 14a-8, a shareholder may do so by following the procedures set forth in the Allergan constitution. In accordance with the Allergan constitution, in order to be properly brought before an annual general meeting, a shareholder’s notice must generally be delivered to Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland, Attention: Company Secretary, not less than 120 days nor more than 150 days prior to the anniversary date of the proxy statement convening the prior year’s annual general meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the shareholder proposing such matters. However, in the event that less than 70 days’ notice or prior public disclosure of the date of the 2016 annual general meeting is given or made to shareholders, a shareholder proposal may be delivered not later than the close of business on the 15th calendar day following the day on which public announcement of the date of the 2016 annual general meeting is first made. Any such proposal or nomination must also meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposal or nomination to be eligible for inclusion in the proxy statement.

PFIZER ANNUAL MEETING STOCKHOLDER PROPOSALS

Pfizer will hold its 2016 annual meeting of stockholders on [                     ], 2016.

Stockholder Proposals for Inclusion in Proxy Statement

The deadline for submitting a stockholder proposal for inclusion in Pfizer’s proxy statement pursuant to Rule 14a-8 under the Exchange Act for its 2016 annual meeting of stockholders was November 13, 2015.

Other Stockholder Proposals for Annual Meeting

The Pfizer bylaws contain an advance notice provision with respect to matters to be brought at an annual meeting of stockholders. Pursuant to the Pfizer bylaws, only such business shall be conducted at an annual meeting of stockholders as is properly brought before the meeting. For business to be properly brought before an annual meeting by a stockholder, in addition to any other applicable requirements, timely notice of the matter must be given to Pfizer’s Secretary. To be timely, written notice must be delivered to or mailed and received by Pfizer’s Secretary at the principal executive offices of the corporation not less than 90 days nor more than 120 days in advance of the anniversary of the previous year’s meeting. However, if the annual meeting is called for a date that is not within 25 days before or after such anniversary date, then notice of the proposed business matter must be received no later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting was mailed or the public disclosure of the date of the annual meeting was made, whichever first occurs. In no event will the adjournment or postponement of the annual meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

While the Pfizer board of directors will consider proper stockholder proposals that are properly brought before the annual meeting, it reserves the right to omit from Pfizer’s 2016 proxy statement stockholder proposals that it is not required to include under the Exchange Act, including Rule 14a-8 thereunder.

Stockholder Nominations of Directors at Pfizer’s Annual Meeting

The Pfizer bylaws provide that any stockholder entitled to vote for the election of a director at a meeting of stockholders may nominate one or more persons for election as directors at the annual meeting only if written notice of such stockholder’s intent to make such nomination is delivered to or mailed and received by Pfizer’s Secretary at the principal executive offices of the corporation. To be timely, a stockholder’s notice must be received by Pfizer’s Secretary not less than 90 days nor more than 120 days in advance of the anniversary of the previous year’s annual meeting. However, if the annual meeting is called for a date that is not within 25 days before or after such anniversary date, then notice of the proposed nomination of persons for election as directors must be received no later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting was mailed or the public disclosure of the date of the annual meeting was made, whichever first occurs. In no event will the adjournment or postponement of the annual meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Any stockholder’s notice to Pfizer’s Secretary concerning the nomination of persons for election as directors must set forth the information required pursuant to the Pfizer bylaws.

Future Annual Meetings

If the merger is consummated, Pfizer will not have public stockholders and there will be no public participation in any future meeting of stockholders. However, if the merger is not consummated or if Pfizer is otherwise required to do so under applicable law, Pfizer will hold a 2017 annual meeting of stockholders. Any stockholder nominations or proposals for other business intended to be presented at Pfizer’s next annual meeting must be submitted to Pfizer as set forth above.

IRISH TAKEOVER RULES—RESPONSIBILITY STATEMENT

The directors of Allergan accept responsibility for the information contained in this document other than that relating to Pfizer and its subsidiaries and the directors of Pfizer and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Pfizer accept responsibility for the information contained in this document relating to Pfizer and its subsidiaries and the directors of Pfizer and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

VALIDITY OF ORDINARY SHARES

Arthur Cox, Irish counsel to Allergan, has passed upon the validity of the Allergan ordinary shares offered by this joint proxy statement/prospectus.

NO LIABILITY FOR FURTHER CALLS OR ASSESSMENTS

The Allergan ordinary shares to be issued as the share consideration will be duly and validly issued and fully paid.

ENFORCEABILITY OF CIVIL LIABILTIES

CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF ALLERGAN MAY BE NONRESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NONRESIDENT PERSONS AND OF ALLERGAN ARE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR ALLERGAN, OR TO ENFORCE AGAINST SUCH PERSONS OR ALLERGAN IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. ALLERGAN HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN IRELAND AGAINST ALLERGAN AND/OR ITS EXECUTIVE OFFICERS AND DIRECTORS WHO ARE NON-RESIDENTS OF THE UNITED STATES, IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Pfizer board of directors nor the Allergan board of directors know of any matters that will be presented for consideration at the Pfizer special meeting or the Allergan EGM other than as described in this joint proxy statement/prospectus. However, if any other matter shall properly come before either the Pfizer special meeting or the Allergan EGM or any adjournment or postponement thereof (to the extent permitted by the merger agreement) and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notices of the Pfizer special meeting and the Allergan EGM (unless discretionary voting authority is withheld as set forth in the applicable proxy card).

HOUSEHOLDING OF PROXY MATERIALS

Under SEC rules, a single set of the joint proxy statement/prospectus may be sent to any household at which two or more stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. In accordance with a notice sent to certain stockholders who shared a single address, only one joint proxy statement/prospectus will be sent to that address unless any stockholder at that address requested that multiple sets of documents be sent.

If any Allergan shareholder who agreed to householding wishes to receive a separate joint proxy statement/prospectus in the future, if they are record holders, they may contact Allergan either by calling 1¬862-261-7488, or by writing to Allergan plc, Investor Relations, Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054. Certain brokerage firms may have instituted householding for beneficial owners of shares of Allergan held through brokerage firms. If your household has multiple accounts holding shares of Allergan, you may have already received householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your request. Allergan shareholders sharing an address who wish to receive a single set of the joint proxy statement/prospectus may do so by contacting Allergan at the telephone number or the address set forth above, if they are record holders, or by contacting their brokers, banks or other nominees, if they are beneficial holders.

If any Pfizer stockholder who agreed to householding wishes to receive a separate joint proxy statement/prospectus in the future, he or she may contact Pfizer either by calling 1-212-733-8917, or by writing to Pfizer Inc., Investor Relations, 235 East 42nd Street, New York, NY 10017. Pfizer stockholders sharing an address who wish to receive a single set of the joint proxy statement/prospectus may do so by contacting their brokers, banks or other nominees, if they are beneficial holders, or by contacting Pfizer at the telephone number or the address set forth above, if they are record holders.

WHERE YOU CAN FIND MORE INFORMATION

Both Pfizer and Allergan file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Pfizer or Allergan files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the Public Reference Room. In addition, Pfizer and Allergan file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Pfizer’s website at www.pfizer.com under the “Investors” link, or from Allergan’s website at www.allergan.com under the “Investors” link. The information contained on the websites of Pfizer, Allergan and the SEC (except for the filings described below) is not incorporated by reference into this joint proxy statement/prospectus.

Allergan has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part with respect to the Allergan ordinary shares to be issued in the merger. This joint proxy statement/prospectus constitutes the prospectus of Allergan filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates by reference documents that Pfizer and Allergan have previously filed with the SEC, including those listed below.

You should rely only on the information contained in this joint proxy statement/prospectus or to which you have been referred. Pfizer and Allergan have not authorized anyone to provide you with any additional information. This joint proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing or posting of this joint proxy statement/prospectus to stockholders of Pfizer or shareholders of Allergan nor the issuance of ordinary shares of Allergan in the merger shall create any implication to the contrary.

This joint proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by Pfizer (File No. 001–03619):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 29, 2016; and

•	Current Report on Form 8-K (only to the extent “filed” and not “furnished”), filed on February 8, 2016.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Allergan (File No. 001–36867):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 26, 2015;

•	Current Report on Form 8-K (only to the extent “filed” and not “furnished”), filed on February 12, 2016;
•	the unaudited pro forma combined financial statements of Allergan for the three months ended March 31, 2015 and for the year ended December 31, 2014 contained in Exhibit 99.1 to the Current Report of Allergan on Form 8-K as filed on July 17, 2015;

•	the unaudited quarterly condensed consolidated financial statements of Forest Laboratories, Inc. as contained in Exhibit 99.2 to the Current Report of Allergan on Form 8-K as filed on September 30, 2014 for the three months ended June 30, 2014; and

•	the unaudited quarterly condensed consolidated financial statements of Warner Chilcott Public Limited Company for the three months and nine months ended September 30, 2013 contained in Exhibit 99.1 to the Current Report of Allergan on Form 8-K as filed on March 25, 2014.

This joint proxy statement/prospectus also incorporates by reference the following document that has previously been filed with the SEC by Warner Chilcott Limited (File No. 001-36887):

•	the Consolidated Financial Statements of Warner Chilcott Limited contained in the Annual Report of Warner Chilcott Limited on Form 10-K for the year ended December 31, 2015, as filed on February 26, 2015.

This joint proxy statement/prospectus also incorporates by reference the following document that has previously been filed with the SEC by Warner Chilcott Public Limited Company (File No. 000-53772):

•	the Consolidated Financial Statements contained in the Annual Report of Warner Chilcott Public Limited Company on Form 10-K for the year ended December 31, 2012, as filed on February 22, 2013.

This joint proxy statement/prospectus also incorporates by reference the following document that has previously been filed with the SEC by Forest Laboratories, Inc. (File No. 001-05438):

•	the Consolidated Financial Statements contained in the Annual Report of Forest Laboratories, Inc. on Form 10-K for the year ended March 31, 2014, as filed on May 30, 2014.

This joint proxy statement/prospectus also incorporates by reference the following document that has previously been filed with the SEC by Allergan Inc. (File No. 001-10269):

•	the Consolidated Financial Statements of Allergan Inc. contained in the Annual Report of Allergan Inc. on Form 10-K for the year ended December 31, 2014, as filed on February 19, 2015.

All additional documents that either Pfizer or Allergan may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the Pfizer special meeting and the Allergan EGM, respectively, shall also be deemed to be incorporated by reference. However, some documents or information, such as that called for by Item 2.02 and Item 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents or that information is deemed to be incorporated by reference into this joint proxy statement/prospectus. Additionally, to the extent this joint proxy statement/prospectus, contains references to the Internet websites of Pfizer or Allergan, the information on those websites does not constitute a part of, and is not incorporated by reference into, this joint proxy statement/prospectus.

If you are a stockholder of Pfizer, you can obtain any of the documents incorporated by reference through Pfizer or the SEC. Documents incorporated by reference are available from Pfizer without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to stockholders unless specifically requested. You may obtain documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows or by accessing the website listed below:

Pfizer Shareholder Services

235 East 42nd Street

New York, NY 10017-5755

Telephone: (908) 901-1547

www.pfizer.com

In order to ensure timely delivery of the documents, Pfizer stockholders must make their requests no later than five business days prior to the date of the Pfizer special meeting, or no later than [                  ], 2016.

If you are a shareholder of Allergan, you can obtain any of the documents incorporated by reference through Allergan or the SEC. Documents incorporated by reference are available from Allergan without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to shareholders unless specifically requested. You may obtain documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows or by accessing the website listed below:

Allergan plc

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Attention: Investor Relations

Telephone: (862) 261-7488

ir.allergan.com

In order to ensure timely delivery of the documents, Allergan shareholders must make their requests no later than five business days prior to the date of the Allergan EGM, or no later than [                  ], 2016.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

ADDITIONAL INFORMATION

The information contained in this section of this joint proxy statement/prospectus is not required to be included pursuant to the rules and regulations of the Securities and Exchange Commission, but is included solely to comply with the requirements of the Irish Takeover Rules in order to provide the information required under such rules to Allergan shareholders.

1.	Shareholders and Dealings

1.1	For the purposes of this paragraph 1:

(a)	two or more persons are deemed to be acting in concert if they cooperate on the basis of an agreement, either express or tacit, either oral or written, aimed at

(i)	either:

(A)	the acquisition by any one or more of them of securities in the relevant company concerned; or

(B)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or

(ii)	either:

(A)	acquiring control of the relevant company concerned; or

(B)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned; and ‘acting in concert’ shall be construed accordingly;

(b)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing;

(c)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 percent or more of the voting rights in that company;

(d)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

(e)	disclosure date means [●], 2016, being the latest practicable date before the posting of this document;

(f)	disclosure period means the period commencing on November 23, 2014 (being the date 12 months before the date of the announcement of the merger) and ending on the disclosure date;

(g)	exempt fund manager means a discretionary fund manager which has been recognised by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(h)	exempt principal trader means a principal trader who is recognized by the Irish Takeover Panel as an exempt principal trader for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(i)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”;

(i)	that person shall be deemed to have an “interest,” or to be “interested,” in a relevant security if and only if he or she has a long position in that security; and

(ii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(j)	Long position and short position:

(i)	A person shall be deemed to have a long position in a relevant security for the purposes of paragraph (i) if he or she directly or indirectly:

(A)	owns that security; or

(B)	has the right or option to acquire that security or to call for its delivery; or

(C)	is under an obligation to take delivery of that security; or

(D)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security, or to the extent that none of sub-paragraphs (A) to (D) above applies to that person, if he or she:

(E)	will be economically advantaged if the price of that security increases; or

(F)	will be economically disadvantaged if the price of that security decreases, irrespective of:

(i)	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(ii)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise, provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (B) or (C) above, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment;

(ii)	A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (i) if he or she directly or indirectly:

(A)	has the right or option to dispose of that security or to put it to another person; or

(B)	is under an obligation to deliver that security to another person; or

(C)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (A) to (C) above applies to that person if he or she:

(D)	will be economically advantaged if the price of that security decreases; or

(E)	will be economically disadvantaged if the price of that security increases, irrespective of:

(i)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(ii)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

(k)	relevant Allergan securities in relation to Allergan shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	equity share capital of Allergan;

(ii)	Allergan securities which confer on their holders substantially the same rights as are conferred by any securities to be issued by Allergan as consideration under the merger; and

(iii)	securities or any other instruments of Allergan conferring on their holders rights to convert into or to subscribe for any new securities of the foregoing categories;

(l)	relevant period means the period commencing on November 23, 2015 and ending on the disclosure date;

(m)	relevant Pfizer securities in relation to Pfizer shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	Pfizer securities to be acquired pursuant to the Merger or which confer voting rights;

(ii)	equity share capital of Pfizer; and

(iii)	securities or any other instruments of Pfizer which confer on their holders rights to convert into or to subscribe for any new securities of the foregoing category; and

(n)	relevant securities means relevant Pfizer securities or relevant Allergan securities, as appropriate, and relevant security shall be construed appropriately.

1.2	Interests and short positions in relevant Allergan securities

(a)	As at the close of business on the disclosure date, the Allergan directors (including persons connected with them (within the meaning of the Irish Companies Act 2014)) were interested in the following relevant Allergan securities (excluding options and other share awards which are disclosed in paragraph (b) below):

Share Ownership

Name	Number of Relevant Securities
Nesli Basgoz	[	●]
Paul M. Bisaro	[	●]
James H. Bloem	[	●]
Christopher W. Bodine	[	●]
Christopher Coughlin	[	●]
Michael R. Gallagher	[	●]
Catherine M. Klema	[	●]
Peter J. McDonnell	[	●]
Patrick O’Sullivan	[	●]
Ronald R. Taylor	[	●]
Brenton Saunders	[	●]
Fred G. Weiss	[	●]

(b)	As at the close of business on the disclosure date, the following options or awards over Allergan shares have been granted to the following Allergan directors (including persons connected with them (within the meaning of the Irish Companies Act 2014)) under Allergan’s equity incentive plans and remain outstanding:

Stock Options

Name	Number of Shares under Options		Exercise Price Per Share			Expiry Date
Nesli Basgoz	[	●]	$	[	●]	[	●]
Paul M. Bisaro	[	●]	$	[	●]	[	●]
James H. Bloem	[	●]	$	[	●]	[	●]
Christopher W. Bodine	[	●]	$	[	●]	[	●]
Christopher Coughlin	[	●]	$	[	●]	[	●]
Michael R. Gallagher	[	●]	$	[	●]	[	●]
Catherine M. Klema	[	●]	$	[	●]	[	●]
Peter J. McDonnell	[	●]	$	[	●]	[	●]
Patrick O’Sullivan	[	●]	$	[	●]	[	●]
Ronald R. Taylor	[	●]	$	[	●]	[	●]
Brenton Saunders	[	●]	$	[	●]	[	●]
Fred G. Weiss	[	●]	$	[	●]	[	●]

Name	Number of Shares Subject to Awards
Nesli Basgoz	[	●]
Paul M. Bisaro	[	●]
James H. Bloem	[	●]
Christopher W. Bodine	[	●]
Christopher Coughlin	[	●]
Michael R. Gallagher	[	●]
Catherine M. Klema	[	●]
Peter J. McDonnell	[	●]
Patrick O’Sullivan	[	●]
Ronald R. Taylor	[	●]
Brenton Saunders	[	●]
Fred G. Weiss	[	●]

(c)	Save as described in paragraphs (a) and (b) above, as at the close of business on the disclosure date, [●] Allergan directors (including persons connected with them (within the meaning of the Companies Act 2014)) were interested, or held any short positions, in any relevant Allergan securities.

(d)	As at the close of business on the disclosure date, the following subsidiaries of Allergan were interested in the following relevant Allergan securities:

Name	Number of Relevant Allergan Securities
[●]	[	●]

(e)	As at the close of business on the disclosure date, [●] subsidiaries of Allergan held any short positions in the relevant Allergan securities.

(f)	As at the close of business on the disclosure date, [●] trustee of any pension scheme in which Allergan or any subsidiary of Allergan participates, was interested, or held any short positions, in any relevant Allergan securities.

(g)	As at the close of business on the disclosure date, any partner or member of the professional staff of J.P. Morgan Limited or Morgan Stanley & Co. LLC (financial advisors to Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 and any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as J.P. Morgan Limited or Morgan Stanley & Co. LLC, was interested, or held any short positions, in the following relevant Allergan securities:

Name	Number of Relevant Allergan Securities
[●]	[	●]

(h)	As at the close of business on the disclosure date, [●] partner or member of the professional staff of [●] (Allergan’s auditor) engaged actively in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 was interested, or held any short positions, in any relevant Allergan securities.

(i)	As at the close of business on the disclosure date, [●] partner or member of the professional staff of Cleary Gottlieb Steen & Hamilton LLP, Latham and Watkins LLP or Weil, Gotshal & Manges LLP (US legal advisors to Allergan) actively engaged in relation to the merger, or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 were interested, or held any short positions, in any relevant Allergan securities.

(j)	As at the close of business on the disclosure date, [●] partner or member of the professional staff of Arthur Cox (Irish legal advisor to Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 was interested, or held any short positions, in any relevant Allergan securities.

(k)	As at the close of business on the disclosure date, [●] partner or member of the professional staff of [●], (proxy solicitation agent of Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 was interested, or held any short positions, in any relevant Allergan securities.

(l)	As at the close of business on the disclosure date, [●] fund manager (other than an exempt fund manager) connected with Allergan was interested, or held any short positions, in any relevant Allergan securities.

(m)	Neither Allergan, nor so far as the Allergan directors are aware, any person acting in concert with Allergan other than [●] has any arrangement with any other person in relation to relevant Allergan securities or held any short positions in any relevant Allergan securities.

(n)	[●] Allergan director holds short positions in any relevant Allergan securities.

(o)	As at the close of business on the disclosure date, other than as disclosed in this paragraph 1.2, [●] person acting in concert with Allergan was interested, or held any short positions, in relevant Allergan securities.

(p)	[●] indemnity or option arrangement, nor any agreement or understanding, formal or informal, between two or more persons relating to any relevant Allergan securities, which is or may be an inducement to one or more such persons to deal or refrain from dealing in the relevant Allergan securities exists between Allergan or any other person acting in concert with Allergan.

(q)	The information in this paragraph 1.2 in respect of each member of Allergan and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Allergan directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

1.3	Dealings in relevant Allergan securities

(a)	The dealings during the disclosure period in relevant Allergan securities by the Allergan directors or persons connected with them (within the meaning of the Irish Companies Act 2014) were as follows:

Name	Nature of Transaction		Date		Number of relevant Allergan securities		Price
Nesli Basgoz	[	●]	[	●]	[	●]	[	●]
Paul M. Bisaro	[	●]	[	●]	[	●]	[	●]
James H. Bloem	[	●]	[	●]	[	●]	[	●]
Christopher W. Bodine	[	●]	[	●]	[	●]	[	●]
Christopher Coughlin	[	●]	[	●]	[	●]	[	●]
Michael R. Gallagher	[	●]	[	●]	[	●]	[	●]
Catherine M. Klema	[	●]	[	●]	[	●]	[	●]
Peter J. McDonnell	[	●]	[	●]	[	●]	[	●]
Patrick O’Sullivan	[	●]	[	●]	[	●]	[	●]
Ronald R. Taylor	[	●]	[	●]	[	●]	[	●]
Brenton Saunders	[	●]	[	●]	[	●]	[	●]
Fred G. Weiss	[	●]	[	●]	[	●]	[	●]

(b)	During the disclosure period, Allergan redeemed or purchased [●] relevant Allergan securities.

(c)	During the relevant period, there were [●] dealings in relevant Allergan securities by any partner or member of the professional staff of J.P. Morgan Limited or Morgan Stanley & Co. LLC (financial advisors to Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 or any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by, or under the same control as J.P. Morgan Limited or Morgan Stanley & Co. LLC.

(d)	During the relevant period, there were [●] dealings in relevant Allergan securities by subsidiaries of Allergan.

(e)	During the relevant period, there were [●] dealings in relevant Allergan securities by any partner or member of the professional staff of [●] (auditors to Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013.

(f)	During the relevant period, there were [●] dealings in relevant Allergan securities by any partner or member of the professional staff of Arthur Cox (Irish legal advisor to Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013

(g)	During the relevant period, there were [●] dealings in relevant Allergan securities by any partner or member of the professional staff of Cleary Gottlieb Steen & Hamilton LLP, Latham and Watkins LLP or Weil, Gotshal & Manges LLP (US legal advisor to Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013.

(h)	During the relevant period, there were [●] dealings in relevant Allergan securities by a fund manager (other than an exempt fund manager) connected with Allergan.

(i)	During the relevant period, there were [●] dealings in relevant Allergan securities by any person that has an arrangement with Allergan or with any person acting in concert with Allergan.

(j)	Save as disclosed in this paragraph 1.3, [●] person acting in concert (or deemed to be acting in concert) with Allergan dealt in any relevant Allergan securities during the relevant period.

(k)	The information in this paragraph 1.3 in respect of each member of Allergan and all persons controlling, controlled by, or under the same control as each of them has been included subject to Allergan directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

1.4	Interests and short positions in relevant Pfizer securities

(a)	As at the close of business on the disclosure date, Allergan held [●] interest or short position in any relevant Pfizer securities.

(b)	As at the close of business on the disclosure date, [●] Allergan director (including persons connected with them (within the meaning of the Irish Companies Act 2014)) was interested, or held any short positions, in any relevant Pfizer relevant securities.

(c)	As at the close of business on the disclosure date, any partner or member of the professional staff of J.P. Morgan Limited or Morgan Stanley & Co. LLC (financial advisor to Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 and any person (other than an exempt fund manager or exempt principal trader) controlling, controlled by, or under the same control as J.P. Morgan Limited or Morgan Stanley & Co. LLC, was interested, or held any short positions, in the following relevant Pfizer securities:

Name	Number of Relevant Pfizer Securities
[●]	[	●]

(d)	As at the close of business on the disclosure date, [●] partner or member of the professional staff of [●] (Allergan’s auditor) engaged actively in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 was interested, or held any short positions, in any relevant Pfizer securities.

(e)	As at the close of business on the disclosure date, [●] partner or member of the professional staff of Cleary Gottlieb Steen & Hamilton LLP or Weil, Gotshal & Manges LLP (US legal advisors to Allergan) actively engaged in relation to the merger, or otherwise customarily engaged in the affairs of Allergan since November 23, 2013, was interested, or held any short positions, in any relevant Pfizer securities.

(f)	As at the close of business on the disclosure date, [●] partner or member of the professional staff of Arthur Cox (Irish legal advisor to Allergan) actively engaged in relation to the merger or otherwise customarily engaged in the affairs of Allergan since November 23, 2013 was interested, or held any short positions, in any relevant Pfizer securities.

(g)	Save as disclosed in this paragraph 1.4, as at the close of business on the disclosure date, [●] other person acting in concert (including deemed to be acting in concert) with Allergan, held any interest or any short position in any relevant Pfizer securities.

(h)	The information in this paragraph 1.4 in respect of each member of Allergan and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Allergan directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

1.5	Dealings in relevant Pfizer securities

(a)	During the disclosure period, Allergan had [●] dealings in any relevant Pfizer securities.

(b)	During the disclosure period, [●] Allergan director had any dealings in any relevant Pfizer securities.

(c)	The information in this paragraph 1.5 in respect of each member of Allergan and all persons controlling, controlled by, or under the same control as each of them has been included subject to Allergan directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

2.	Material Contracts

2.1	Save as disclosed in this paragraph 2.1, neither Allergan nor any of its subsidiaries has within the two years prior to November 23, 2015 (being the date of the announcement of the merger) entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:

(a)	Merger Agreement: On November 22, 2015, Allergan entered into an agreement and plan of merger with Pfizer and Merger Sub pursuant to which the businesses of Pfizer and Allergan will be combined under a single company. Further details regarding the merger agreement, are set forth in this joint proxy statement/prospectus and incorporated herein by reference to Annex A to the joint proxy statement/prospectus.

(b)	[●]

3.	Directors and Service Contracts

3.1	Save as disclosed in this paragraph 3.1, none of the directors of Allergan has a service contract with Allergan or its subsidiaries or associated companies with more than 12 months to run, save for:

(a)	[●]

3.2	Save as disclosed in the section of this joint proxy statement/prospectus entitled “The Transactions—Interests of the Allergan Directors and Executive Officers in the Merger,” the compensation of the board of director of Allergan will not be affected by the Merger.

Annex A

Composite Copy

AGREEMENT AND PLAN OF MERGER

by and among

PFIZER INC.,

ALLERGAN PLC

and

WATSON MERGER SUB INC.

Dated as of November 22, 2015

As Amended as of March 4, 2016

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 22, 2015, as amended as of March 4, 2016, is by and among Pfizer Inc., a Delaware corporation (the “Company”), Allergan plc, an Irish public limited company (“Parent”), Watson Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the other party that is a signatory hereto. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation in the merger (the “Merger”);

WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.05 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Company Shares to be cancelled in accordance with Section 2.1(c), (ii) any Dissenting Shares and (iii) Company Shares owned by any of the Company Subsidiaries immediately prior to the Effective Time) shall be cancelled and converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has determined that this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are advisable and fair to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Company Board of Directors has adopted resolutions approving the execution of this Agreement and the consummation of the Transactions, including the Merger, and the Company Board of Directors has directed that the adoption of this Agreement be submitted for consideration at the Company Special Meeting, and has resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”) pursuant to the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has adopted resolutions approving the execution of this Agreement and the consummation of the Transactions, including the Parent Share Issuance and the Parent Corporate Amendments, and the Parent Board of Directors has directed that the Parent Share Issuance and the Parent Corporate Amendments be submitted for consideration at the Parent Special Meeting, and has resolved to recommend that Parent’s shareholders vote to approve the Parent Share Issuance and the Parent Corporate Amendments (the “Parent Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has approved this Agreement and determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder;

WHEREAS, for United States federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to be, and is hereby adopted as, a plan of reorganization within the meaning of Section 368 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a direct wholly owned subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, on the business day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 1.3 Effective Time. On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective on the date and time of the filing of the Certificate of Merger or, if agreed by Parent and the Company in writing, such later time and date as specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.4 Governing Documents. At the Effective Time, the certificate of incorporation and the bylaws of Merger Sub shall be amended and restated in the forms attached hereto as Exhibit A1 and Exhibit A2, respectively, which shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5 Officers and Directors of the Surviving Corporation. From and after the Effective Time, the persons listed on Section 1.5 of the Company Disclosure Letter shall be the initial directors of the Surviving Corporation (unless otherwise agreed in writing by the Company and Parent), and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Corporation, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1 Treatment of Capital Stock.

(a) Treatment of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to

Section 2.1(e) and any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) Company Shares to be cancelled in accordance with Section 2.1(c), (y) any Dissenting Shares and (z) Company Shares owned by any of the Company Subsidiaries immediately prior to the Effective Time) shall be cancelled and in consideration of which the holder thereof shall have the right to receive the following (the “Common Stock Merger Consideration”): (i) in the case of a Company Share with respect to which an election to receive Parent Shares (a “Share Election”) has been properly made and not revoked or lost pursuant to Section 2.7 (each, a “Share Electing Share”), one (1) (the “Exchange Ratio”) validly issued, fully paid and nonassessable Parent Share (the “Share Consideration”), or (ii) in the case of a Company Share with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 2.7 (each, a “Cash Electing Share”), the Per Share Cash Amount in cash, without interest (the “Cash Consideration”), in each case subject to Section 2.8. Any Company Share with respect to which neither a Share Election nor a Cash Election has been properly made and not revoked or lost pursuant to Section 2.7 shall be deemed to be a Share Electing Share. The “Per Share Cash Amount” shall mean the Company VWAP for the trading day immediately preceding the Effective Time. The Parties agree that the Exchange Ratio and the Common Stock Merger Consideration take into account the effects of the Parent Share Split. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration therefor upon the surrender of such Company Shares in accordance with Section 2.2, including the right to receive, pursuant to Section 2.5, the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 2.2(f).

(b) Company Preferred Shares. Each Company Preferred Share issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be cancelled and automatically converted into the number of Company Shares into which such Company Preferred Share could have been converted at such time in accordance with the Certificate of Designations for such Company Preferred Shares; provided that with respect to any Company Preferred Share that has elected to receive the liquidation preference plus accrued and unpaid dividends in accordance with the Certificate of Designations for such Company Preferred Share, each such share shall be cancelled and converted into the liquidation preference thereof plus accrued and unpaid dividends as of the Effective Time (the “Preferred Stock Merger Consideration” and together with the Common Stock Merger Consideration, the “Merger Consideration”). From and after the Effective Time, all such Company Preferred Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Preferred Share shall cease to have any rights with respect thereto, except the right to receive (i) the Common Stock Merger Consideration in respect of the Company Shares into which such Company Preferred Shares were converted, if immediately prior to the Effective Time, such Company Preferred Shares were so converted in accordance with the Certificate of Designations for such Company Preferred Shares, or (ii) to the extent elected, the Preferred Stock Merger Consideration therefor, in each case, upon the surrender of such Company Shares or Company Preferred Shares, as applicable, in accordance with Section 2.2, including the right to receive, pursuant to Section 2.5, the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 2.2(f).

(c) Cancellation of Company Common Stock. At the Effective Time, all Company Shares owned by the Company, Parent or Merger Sub shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Treatment of Merger Sub Common Stock and Company Common Stock Owned by Company Subsidiaries. At the Effective Time, without any further action on the part of the Parties or any of their respective shareholders, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time and all rights in respect thereof, shall be cancelled and, in exchange for the cancellation of such shares of Merger Sub common stock and the funding of the aggregate Merger Consideration by Parent, the Surviving Corporation shall issue an equivalent number of fully paid and nonasssessable shares of common stock of the Surviving Corporation, which number shall represent an ownership percentage of Parent in the Surviving Corporation immediately following the Effective Time that shall equal the aggregate ownership percentage of all stockholders of the Company (other than the Company Subsidiaries) in the Company immediately prior to the Effective Time. At the Effective Time, each share of Company Common Stock owned by any of the Company Subsidiaries immediately prior to the Effective Time shall be converted into and become such number of fully paid and nonassessable shares of common stock of the Surviving Corporation such that the ownership percentage of any such Company Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Company Subsidiary in the Company immediately prior to the Effective Time. The shares described in this Section 2.1(d) shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(e) Adjustment to Merger Consideration. The Exchange Ratio and the Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, any dividend or distribution of securities convertible into Company Common Stock or Parent Shares, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Parent Shares outstanding after the date hereof and prior to the Effective Time (in each case, other than the Parent Share Split).

Section 2.2 Surrender and Payment.

(a) Exchange Fund; Investment of Exchange Fund. Prior to the Effective Time, Parent or Merger Sub shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Shares issuable pursuant to Section 2.1(a) and Section 2.1(b) in book-entry form and cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration, and (ii) cash in immediately available funds in an amount sufficient to pay any dividends or other distributions on Parent Shares under Section 2.2(f) (such evidence of book-entry Parent Shares, together with any such cash amounts, the “Exchange Fund”). In the event that the Exchange Fund shall be insufficient to pay the Fractional Share Consideration and any dividends or other distributions on Parent Shares under Section 2.2(f), Parent shall promptly deposit with the Exchange Agent additional funds in an amount which is equal to the deficiency in order to permit the Exchange Agent to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by mutual agreement of Parent and the Company; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares entitled to receive such amounts pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b) Procedures for Surrender. As soon as reasonably practicable after the Effective Time, but in no event more than three (3) business days following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares or Company Preferred Shares (the “Certificates”) or non-certificated Company Shares or non-certificated Company Preferred Shares represented by book-entry shares (“Book-Entry

Shares”) and whose Company Shares or Company Preferred Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form as Parent and the Company agree prior to the Effective Time and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Company Shares or Company Preferred Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration pursuant to the provisions of this Article II, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.5, and any amounts that such holder has the right to receive in respect of dividends or other distributions on Parent Shares in accordance with Section 2.2(f) for each Company Share and Company Preferred Share formerly represented by such Certificate or Book-Entry Share, to be mailed within three (3) business days following the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares or Company Preferred Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares or Company Preferred Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with

Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.5, and any dividends or other distributions on Parent Shares in accordance with Section 2.2(f).

(f) Dividends or Distributions with Respect to Parent Shares. No dividends or other distributions with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Shares.

Section 2.3 Treatment of Company Equity Awards and Company Deferred Awards.

(a) Company Stock Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock granted under any Company Equity Plan (each, a “Company Stock Option”), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed by Parent and shall be converted into an option (a “Parent Stock Option”) to acquire (i) that number of whole Parent Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Stock Option by (B) the Exchange Ratio; provided, however, that each such Company Stock Option which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. The Parties intend that the adjustments in this Section 2.3(a) are in accordance with Treasury Regulation Section 1.409A-1(B)(5)(v)(D) and will not subject any Company Stock Option to Section 409A of the Code. Except as otherwise provided in this Section 2.3(a), each such Company Stock Option assumed and converted into a Parent Stock Option pursuant to this Section 2.3(a) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock Option as of immediately prior to the Effective Time.

(b) Company TSRU Awards. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of total shareholder return units denominated with respect to shares of Company Common Stock granted under any Company Equity Plan (each, a “Company TSRU Award”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall be assumed by Parent and shall be converted into an award of total shareholder return units (a “Parent TSRU Award”)

denominated with respect to (i) that number of whole Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Company TSRU Award as of immediately prior to the Effective Time by (B) the Exchange Ratio, (ii) at a grant price per Parent Share (rounded to the nearest whole cent) equal to the quotient obtained by dividing (A) the grant price per share of Company Common Stock of such Company TSRU Award by (B) the Exchange Ratio. Except as otherwise provided in this Section 2.3(b), each such Company TSRU Award assumed and converted into a Parent TSRU Award pursuant to this Section 2.3(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company TSRU Award as of immediately prior to the Effective Time.

(c) Company RSU Awards. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of time-based restricted stock units that corresponds to a number of shares of Company Common Stock granted under a Company Equity Plan (each, a “Company RSU Award”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall be assumed by Parent and shall be converted into a restricted stock unit award corresponding to Parent Shares (each, a “Parent RSU Award”) with respect to a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time by (ii) the Exchange Ratio. Except as otherwise provided in this Section 2.3(c), each Company RSU Award assumed and converted into a Parent RSU Award pursuant to this Section 2.3(c) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award as of immediately prior to the Effective Time.

(d) Company PSU Awards. As of the Effective Time, each award of restricted shares or restricted stock units that corresponds to a number of shares of Company Common Stock, that is subject to performance-based vesting conditions (including any performance share award or portfolio performance share award but excluding any Company TSRU Award), and that was granted under a Company Equity Plan (each, a “Company PSU Award”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into a performance-based restricted share or restricted stock unit award corresponding to Parent Shares (each a “Parent PSU Award”) with respect to a number of Parent Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company PSU Award as of immediately prior to the Effective Time by (ii) the Exchange Ratio. Except as otherwise provided in this Section 2.3(d), each Company PSU Award that is assumed and converted into a Parent PSU Award pursuant to this Section 2.3(d) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company PSU Award as of immediately prior to the Effective Time.

(e) Company Deferred Awards. As of the Effective Time, each stock unit (excluding any Company Equity Award) that is deemed invested in shares of Company Common Stock as of immediately prior to the Effective Time under the Company Deferred Compensation Plans (the “Company Deferred Awards”) shall, by virtue of the Merger and without any action on the part of the holders thereof, be deemed to be invested in Parent Shares, with the number of Parent Shares subject to the Company Deferred Awards in a participant’s account under each Company Deferred Compensation Plan as of the Effective Time to be equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company Deferred Awards as of immediately prior to the Effective Time, by (ii) the Exchange Ratio. Following the Effective Time, the Company Deferred Compensation Plans will otherwise continue to have the same terms, including payment terms and investment options, that were applicable immediately prior to the Effective Time, with the Company Common Stock fund to be replaced with a Parent Shares fund.

(f) Company Actions. Parent and the Company hereby acknowledge that a “change in control” (or similar phrase) within the meaning of the Company’s 2014 Stock Plan, 2004 Stock Plan and 2001 Stock and Incentive Plan will occur or will be deemed to occur at the Effective Time for the purposes of such Company Equity Plan. Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Company Equity Plans or Company Equity Awards and take such other actions as are necessary to provide for the treatment of the Company Stock Options, Company TSRU Awards, Company RSU Awards and Company PSU Awards (collectively, the “Company Equity Awards”) as contemplated by this Section 2.3. Prior to the Effective Time, the Company shall pass resolutions, provide any notices, obtain any consents, make any amendments to the Company Deferred Compensation Plans and take such other actions as are necessary to provide for the treatment of the Company Deferred Awards as contemplated by this Section 2.3.

(g) Plans and Awards Assumed by Parent. At the Effective Time, Parent shall assume all rights and obligations in respect of each Company Equity Plan and Company Deferred Compensation Plan, including each outstanding Company Equity Award and Company Deferred Award, and will be able to grant stock awards, to the extent permissible by applicable Law under the terms of the Company Equity Plans if Parent elects to assume the share reserves of such Company Equity Plans as of the Effective Time, except that: (i) stock covered by such awards shall be Parent Shares; (ii) all references in such Company Equity Plan to a number of shares of Company Common Stock shall be amended or deemed amended to refer instead to a number of Parent Shares determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of Parent Shares; and (iii) the Parent Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Company Board of Directors or any committee thereof with respect to the administration of such Company Equity Plan.

(h) Parent Actions. Parent and the Company hereby acknowledge that a “change of control” (or similar phrase) within the meaning of any Parent Benefit Plan will occur at the Effective Time for the purposes of such Parent Benefit Plan and for purposes of all outstanding Parent Equity Awards as of the date hereof, the Transactions will trigger the commencement of the relevant protection period under such Parent Equity Awards. Prior to, on or following the Effective Time, Parent may, or may cause the Surviving Corporation to, take such actions as are necessary to provide for the treatment of the Parent Equity Awards in accordance with the terms and conditions provided for in the applicable Parent Equity Plan and the applicable award agreement, including adjustment of any such Parent Equity Award in connection with the Parent Share Split or otherwise and the determination of achievement of any performance-based criteria in a manner consistent with the terms of any such Parent Equity Plan and any applicable award agreement. Parent shall take all corporate action necessary to reserve for issuance a number of authorized but unissued Parent Shares for delivery upon exercise or settlement of the Parent Stock Options, Parent TSRU Awards, Parent RSU Awards and Parent PSU Awards in accordance with this Section 2.3. The Company and Parent shall cooperate in connection with the preparation of registration statements on Form S-8 (or any successor or other appropriate form, including a Form S-1 or Form S-3 in the case of awards held by former employees and service providers of the Company) with respect to the Parent Shares subject to such awards, in order to file such forms effective as of the Effective Time or, in the event the necessary financial information required for such filings is not filed or able to be filed with the SEC as of the Effective Time, as soon as reasonably practicable following the Effective Time. In addition, Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

Section 2.4 Withholding. The Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Relevant Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5 Fractional Shares.

(a) No certificate or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares or upon the effectuation of the Parent Share Split, and such fractional share interests shall not entitle the owner thereof to vote, to dividends or to any other rights in respect of such fractional shares of a shareholder of Parent.

(b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder), shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the closing price per share of Company Common Stock reported on the NYSE on the trading day immediately preceding the Closing Date, rounded to the nearest one-hundredth of a cent, by (ii) the fraction of a Parent Share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) to which such holder would otherwise be entitled (the “Fractional Share Consideration”). The Parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent Shares pursuant to this Section 2.5(b) is merely intended to provide a mechanical rounding off and is not a separately bargained-for consideration.

(c) Notwithstanding any other provision of this Agreement, each holder of Parent Shares immediately prior to the effectuation of the Parent Share Split (an “Existing Parent Holder”) who, as a result of the Parent Share Split, will be entitled to receive 11.3 Parent Shares for each Parent Share held prior to the Parent Share Split (the “Share Split Ratio”), shall receive, in lieu of any fraction of a Parent Share an Existing Parent Holder would otherwise have been entitled to receive (after aggregating all shares held by such Existing Parent Holder), an amount of cash (without interest) as determined in accordance with this Section 2.5(c). As promptly as practicable following the Effective Time, Parent’s existing transfer agent or another transfer agent designated by Parent (the “Transfer Agent”) shall determine the aggregate number of Parent Shares in lieu of which Existing Parent Holders would receive cash pursuant to the immediately preceding sentence (such excess being herein referred to as the “Excess Shares”). In order to fund the payment of such cash, as promptly as practicable following the Effective Time, the Transfer Agent, as agent for such Existing Parent Holders, shall sell the Excess Shares at then-prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Transfer Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to Existing Parent Holders, the Transfer Agent shall hold such proceeds in trust for such Existing Parent Holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to Existing Parent Holders shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Transfer Agent incurred in connection with such sale or sales. The Transfer Agent shall determine the portion of such net proceeds to which each Existing Parent Holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such Existing Parent Holder is entitled (after taking into account all Parent Shares held by such Existing Parent Holder immediately prior to the effectuation of the Parent Share Split) and the denominator of which is the aggregate number of Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be paid to Existing Parent Holders with respect to any fractional share interests, the Transfer Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.5(c). The Parties acknowledge that payment of cash consideration in lieu of issuing fractional Parent Shares pursuant to this Section 2.5(c) is merely intended to provide a mechanical rounding off and is not a separately bargained-for consideration.

Section 2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger (or consented thereto in writing) and who is entitled to demand and has properly exercised and perfected his or her demand for appraisal of such Company Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined to be due to such holder of Dissenting Shares pursuant to the procedures set forth in Section 262 of the DGCL; provided, however, that if any such holder fails to perfect or withdraws or loses any such right to appraisal under the DGCL, each such Company Share of such holder shall thereupon be, as of the Effective Time, converted into the right to receive the Merger Consideration in accordance with Section 2.1, without interest thereon, upon surrender of a Certificate or Book-Entry Share in accordance with Section 2.2. The Company shall give Parent (i) prompt notice of any (A) demands for appraisal of any Company Shares, (B) withdrawals of such demands or (C) other demand, notice or any other instrument delivered to the Company relating to rights to appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect thereto. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demand, notice or instrument.

Section 2.7 Election Procedures. Each holder of record of Company Shares (other than (x) Company Shares to be cancelled in accordance with Section 2.1(c), (y) any Dissenting Shares and (z) Company Shares owned by any of the Company Subsidiaries immediately prior to the Effective Time) or Company Preferred Shares (other than Company Preferred Shares for which the holder thereof has elected to receive the liquidation preference plus accrued and unpaid dividends as provided in Section 2.1(b)) issued and outstanding immediately prior to the Election Deadline (a “Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election on or prior to the Election Deadline in accordance with the procedures set forth in this Section 2.7.

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.7 (an “Election”) (i) the number of Company Shares owned or, in the case of Company Preferred Shares, to be owned following the cancellation and conversion provided for in Section 2.1(b)(i), by such Holder with respect to which such Holder desires to make a Share Election, (ii) the number of such Company Shares with respect to which such Holder desires to make a Cash Election and (iii) the particular shares for which the Holder desires to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under Section 2.8. Any Holder who wishes to make an Election shall be required to waive all dissenters’ rights in connection with making such Election.

(b) The Company shall prepare a form reasonably acceptable to Parent (the “Form of Election”), which shall be mailed by the Company to Holders so as to permit such Holders to exercise their right to make an Election prior to the Election Deadline.

(c) The Company shall mail or cause to be mailed or delivered, as applicable, the Form of Election to Holders as of the record date for the Company Special Meeting not less than twenty (20) business days prior to the anticipated Election Deadline. The Company shall make available one or more Forms of Election as may reasonably be requested from time to time by all Persons who become Holders during the period following the record date for the Company Special Meeting and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by (i) the Certificates, if any, to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company, and (ii) in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. As used herein, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date of the Company Special Meeting, unless otherwise agreed in advance by the Company and Parent, in which event the Company shall reasonably promptly announce such rescheduled Election Deadline.

(e) Any Holder may, at any time prior to the Election Deadline, change or revoke such Holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such Holder’s Certificates, or any documents in respect of Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any Company Shares, any subsequent transfer of such shares of Company Shares shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company or Parent that this Agreement has been terminated in accordance with Article VIII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any Company Shares or Company Preferred Shares (none of the Company, Parent, Merger Sub or the Exchange Agent being under any duty to notify any Company stockholder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the Company Shares or Company Preferred Shares covered by such Election shall, for purposes hereof, be deemed to be Share Electing Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f) The Company and Parent, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement and the DGCL, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.8.

Section 2.8 Proration.

(a) Notwithstanding any other provision contained in this Agreement, in no event shall the number of Company Shares (which, for purposes of this Section 2.8, shall include Company Shares to be owned following the cancellation and conversion provided for in Section 2.1(b)(i)) converted into the right to receive the Cash Consideration (i) be less than the Cash Minimum Number or (ii) exceed the Cash Cap Number. The “Cash Minimum Number” shall be equal to the quotient obtained by dividing (A) $6,000,000,000 (the “Minimum Cash Amount”) by (B) the Per Share Cash Amount. The “Cash Cap Number” shall be equal to the quotient obtained by dividing (1) $12,000,000,000 (the “Maximum Cash Amount”) by (2) the Per Share Cash Amount.

(b) If the aggregate number of Cash Electing Shares and Dissenting Shares (such number, the “Cash Election Number”) is greater than or equal to the Cash Minimum Number and less than or equal to the Cash Cap Number, then (i) all Cash Electing Shares shall be converted into the right to receive the Cash Consideration and (ii) all Share Electing Shares shall be converted into the right to receive the Share Consideration.

(c) If the Cash Election Number exceeds the Cash Cap Number, then (i) all Share Electing Shares shall be converted into the right to receive the Share Consideration and (ii) the number of Cash Electing Shares of each holder of Company Shares that shall be converted into the right to receive the Cash Consideration shall be equal to the product obtained by multiplying (A) the number of Cash Electing Shares of such holder by (B) a fraction, the numerator of which is the Cash Cap Number and the denominator of which is the Cash Election Number, rounded to the nearest whole Company Share, with the remaining number of such holder’s Cash Electing Shares being converted into the right to receive the Share Consideration.

(d) If the Cash Election Number is less than the Cash Minimum Number (the amount by which the Cash Minimum Number exceeds the Cash Election Number, the “Shortfall Number”), then (i) all Cash Electing Shares shall be converted into the right to receive the Cash Consideration and (ii) the number of Share Electing Shares of each holder of Company Shares that shall be converted into the right to receive the Cash Consideration shall be equal to the product obtained by multiplying (A) the number of Share Electing Shares of such holder by (B) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the aggregate number of Share Electing Shares, rounded to the nearest whole Company Share, with the remaining number of such holder’s Share Electing Shares being converted into the right to receive the Share Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed or furnished with the SEC since September 30, 2013 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent as set forth below.

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Company and each Company Subsidiary is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing (with respect to jurisdictions that recognize such concept), or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Company Certificate. The Company Certificate is in full force and effect and the Company is not in violation of the Company Certificate, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 12,000,000,000 shares of Company Common Stock and 27,000,000 shares of preferred stock, no par value (“Company Preferred Shares”). As of November 20, 2015, (the “Company Capitalization Date”), (i) 6,173,503,089 Company Shares were issued (excluding Company Shares held in treasury and Company Shares held by Company Subsidiaries), (ii) 3,002,381,924 Company Shares were held in treasury or held by Company Subsidiaries, (iii) 898,784,878 Company Shares were reserved and available for issuance pursuant to the Company Equity Plans and (iv) 657.99821 Company Preferred Shares were issued or outstanding. All the outstanding Company Shares are, and all Company Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. The liquidation preference of a Company Preferred Share is $40,300. As of the date hereof, there are no accrued and unpaid dividends of the Company Preferred Shares other than amounts accrued and unpaid since the payment of a dividend of $629.6875 per share on October 1, 2015.

(b) All issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of the Company are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens.

(c) Except as set forth in Section 3.2(a) and, in the case of clause (ii), as expressly contemplated by Section 3.2 of the Company Disclosure Letter, as of the date hereof: (i) the Company does not have any shares of capital stock issued or outstanding other than the Company Shares that have become outstanding after the Company Capitalization Date, but were reserved for issuance as set forth in Section 3.2(a), (ii) there are no outstanding “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based performance units or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of the Company or any of its Subsidiaries (other than under the Company Equity Plans or Company Deferred Compensation Plans) and (iii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly owned by the Company and/or one or more of the Company Subsidiaries.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Company Common Stock on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

(f) The Company has delivered or otherwise made available to Parent prior to the date of this Agreement true and complete copies of all Company Equity Plans covering the Company Equity Awards outstanding as of the date of this Agreement, the forms of all award agreements evidencing such Company Equity Awards (and any other award agreement to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply). Each (i) Company Equity Award was granted in compliance with all applicable Law and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued, (ii) Company Equity Award (if applicable) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share as determined pursuant to the terms of the applicable Company Equity Plan on the date of such grant, (iii) Company Equity Award (if applicable) has a grant date identical to the date on which the Company Board of Directors or compensation committee actually awarded such Company Equity Award, (iv) Company Equity Award qualifies for the Tax and accounting treatment afforded to such award in the Company’s Tax Returns and all Company SEC Documents, respectively, and (v) Company Equity Award (if applicable) does not trigger any liability for the holder thereof under Section 409A of the Code or any similar provision in any other Tax jurisdiction.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject (in the case of the Merger) to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and (in the case of the Merger, except for (i) receipt of the Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the DSOS) no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the

Company Board of Directors has (A) resolved that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Company stockholders, (B) adopted resolutions approving the execution of this Agreement and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL and (C) adopted a resolution to make, subject to Section 5.3, the Company Board Recommendation. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, (vi) the requirement to file the Certificate of Merger with the DSOS, (vii) any applicable requirements of the NYSE, (viii) Irish Prospectus Law and (ix) the matters set forth in Section 3.3(b) of the Company Disclosure Letter, no authorization, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement do not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions hereof will not, (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise right or license binding upon the Company or any of the Company Subsidiaries or result in the creation of any Liens or any other material obligations, losses or grants of rights upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Company Permitted Liens, (ii) conflict with or result in any violation of any provision of the Company Governing Documents or any of the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i), (ii) (with respect to Company Subsidiaries that are not Significant Subsidiaries only) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) Since December 31, 2012 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished prior to the date hereof by it with the SEC (the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and the consolidated Company Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP and include policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

Section 3.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the Company’s unaudited consolidated balance sheet (or the notes thereto) as of September 27, 2015 included in the Company SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since September 27, 2015, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is, or since December 31, 2012 has been, a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 3.7 Compliance with Laws; Permits.

(a) The Company and each Company Subsidiary are in compliance with and are not in default under or in violation of any Laws applicable to the Company, the Company Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2010, the Company and the Company Subsidiaries, and any entity acting on behalf of the Company or the Company Subsidiaries, have at all times conducted their global trade transactions in accordance with all applicable Global Trade Laws, except for that which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and the Company Subsidiaries are in possession of all franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, consents,

certificates, approvals and orders of any Relevant Authority necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced in Section 3.5, Section 3.13 or Section 3.23, or in respect of environmental, Tax, intellectual property, employee benefits or labor Law matters.

Section 3.8 Environmental Laws and Regulations. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries (and, to the knowledge of the Company, its former Subsidiaries) are now and have been since December 31, 2012 in compliance with all, and have not since December 31, 2012 violated any, applicable Environmental Laws; (b) no property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any Company Subsidiary (or, to the knowledge of the Company, any former Company Subsidiary) (including soils, groundwater, surface water, buildings or other structures), or any other location currently or, to the knowledge of the Company, formerly, used by the Company or any Company Subsidiary (or, to the knowledge of the Company, any former Company Subsidiary), is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be Remediated or Removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability, in any case by or affecting the Company or any Company Subsidiary or, following the Closing, Parent or any Parent Subsidiary; (c) neither the Company nor any Company Subsidiary (or, to the knowledge of the Company, any former Company Subsidiary) has received since December 31, 2012 any notice, demand letter, claim or request for information alleging that the Company or any Company Subsidiary (or, to the knowledge of the Company, any former Company Subsidiary) may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither the Company nor any Company Subsidiary (or, to the knowledge of the Company, any former Company Subsidiary) is subject to any order, decree, injunction or agreement with any Relevant Authority, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance; (e) the Company and each Company Subsidiary has all of the Environmental Permits necessary for the conduct and operation of its business as now being conducted and all such Environmental Permits are in good standing; and (f) to the knowledge of the Company, there are no other facts, activities, circumstances or conditions in existence as of the execution of this Agreement, including the transportation or arrangement for the treatment, storage, handling, disposal or transportation of any Hazardous Substance at or to any off-site location, that have resulted in, or would be reasonably expected to result in, the Company or any Company Subsidiary incurring any liability or obligation pursuant to any applicable Environmental Law. As used herein, the term “Environmental Laws” means all Laws (including any common law) relating to: (i) the protection, investigation or restoration of the environment or natural resources, (ii) the handling, use, presence, disposal, Release or threatened Release of any Hazardous Substance or (iii) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance. As used herein, the term “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (i) related to the environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water) and (ii) based upon (A) any provision of Environmental Laws or (B) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Relevant Authority and includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) clean-up costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) compliance or remedial measures under other Environmental Laws. As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed or otherwise used in rules, regulations, standards, orders, guidelines, directives and publications issued pursuant to, or otherwise in implementation of, said Laws); and any pollutant, chemical or substance that is subject to regulation, control or remediation under any environmental Law, including any petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins. As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material). As used herein, the term “Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA and other comparable Environmental Laws, and whether such activities are those which might be taken by a Relevant Authority or those which a Relevant Authority or any other Person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other Persons under “removal,” “remedial,” or other “response” actions, and “Remediated” and “Removed” have correlative meanings. As used herein, the term “Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Letter contains a true, complete and correct list of each material Company Benefit Plan (excluding any Company Foreign Plans).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been operated and administered in compliance with its terms and in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or comparable U.S. state law; (iv) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause the Company, its Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (v) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) all contributions or other amounts payable by the Company or its Subsidiaries as of the Effective Time pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP or applicable international accounting standards; (vii) neither the Company nor any Company Subsidiary has engaged in a transaction in connection with which the Company or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a material liability.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (i) is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, and (ii) has received a favorable determination letter or opinion letter as to its qualification.

(d) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or its Subsidiaries under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan which is subject to any Law other than U.S. federal, state or local Law (“Company Foreign Plan”) has been administered in compliance in all respects with its terms and operated in compliance in all respects with applicable Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Foreign Plan required to be registered or approved by a non-U.S. Relevant Authority has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Company Foreign Plan that could reasonably be expected to affect any such approval relating thereto, and neither the Company nor any of the Company Subsidiaries has incurred any liability in connection with the termination of, or withdrawal from, any Company Foreign Plan that is a defined benefit pension plan.

(f) Section 3.9(f) of the Company Disclosure Letter sets forth, with respect to the Company Equity Plans, as of the Company Capitalization Date, (i) the aggregate number of Company Shares that are subject to Company Stock Options, (ii) the aggregate number of Company Shares that are subject to Company PSU Awards (other than Company Restricted Shares), assuming maximum performance, (iii) the aggregate number of Company Shares that are subject to Company TSRU Awards, (iv) the aggregate number of shares that are subject to Company RSU Awards, (v) the aggregate number of Company Shares that are issued as restricted share awards under the Company Equity Plans, assuming maximum performance, if applicable (“Company Restricted Shares”) and (vi) the aggregate number of Company Shares that are subject to Company Deferred Awards that may be settled in Company Common Stock. From the Company Capitalization Date through the date of this Agreement, the Company has not granted, entered into an agreement to grant, or otherwise committed to grant any Company Equity Awards or other equity or equity-based awards that may be settled in Company Common Stock.

Section 3.10 Absence of Certain Changes or Events. Since December 31, 2014 through the date of this Agreement, other than with respect to the Transactions, the businesses of the Company and the Company Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practice. Since December 31, 2014, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Relevant Authority with respect to the Company or any Company Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority to which the Company or any Company Subsidiary is a party or any of their respective properties, rights or assets is subject, which, in the case of clause (a) or (b), have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither the Company nor any Company Subsidiary has brought or instituted any claim, action, suit or proceeding against any Person, which is material to the Company and the Company Subsidiaries (taken as a whole).

Section 3.12 Information Supplied. The information relating to the Company and the Company Subsidiaries to be contained in the proxy statement relating to the matters to be submitted to the stockholders of the Company at the Company Special Meeting and the shareholders of Parent at the Parent Special Meeting (such joint proxy materials, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), the registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus will form a part) with respect to the issuance of Parent Shares in the Merger (the “Form S-4”) and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act and the Irish Takeover Rules in each case in connection with the Merger will not, on the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Company Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the shareholders of Parent) and any related documents will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. If an Irish Prospectus is required under Irish Prospectus Law, the information relating to the Company and its Subsidiaries to be contained in the Irish Prospectus will not, on the date the Irish Prospectus is first made available to the public in accordance with the Irish Prospectus Regulations, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus, the Form S-4 or (if applicable) the Irish Prospectus which were not supplied by or on behalf of the Company.

Section 3.13 Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds all Company Permits, including (A) all authorizations and approvals under the United States Food, Drug and Cosmetic Act, as amended (the “FDCA”) (including Sections 505, 510(k) and 515 thereof), the United States Public Health Service Act, as amended (the “PHSA”) and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Relevant Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the Company Products (any such Relevant Authority, a “Company Regulatory Agency”), in each case necessary for the lawful operation of the businesses of the Company or any Company Subsidiary in each jurisdiction in which such Person operates (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company is in compliance with the terms of all Company Regulatory Permits.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the businesses of each of the Company and each Company Subsidiary are being conducted in compliance with, and such Persons have appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Healthcare Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (viii) any comparable foreign Laws for any of the foregoing; (x) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et. seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xi) state or provincial licensing, disclosure and reporting requirements; (xii) Laws with respect to the protection of personally identifiable information collected or maintained by or on behalf of Parent or the Parent Subsidiaries; (xiii) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which the Company or any Company subsidiary operates or sells or distributes a Company Product or Company Product candidate; and (xiv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Company Healthcare Laws”). Except as set forth in Section 3.13(b) of the Company Disclosure Letter, since December 31, 2012, neither the Company nor any Company Subsidiary has received any written notification or communication from any Company Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Relevant Authority in any jurisdiction, of noncompliance by, or liability of the Company or any Company Subsidiaries under, any Company Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth in Section 3.13(c) of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Company Regulatory Agency and, to the Company’s knowledge, (i) no such action is currently pending and (ii) the Company has not received written notice that any such action is currently contemplated or proposed.

(d) Except, in each case, for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each of the Company and the Company Subsidiaries are being conducted in compliance with all applicable Company Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, since December 31, 2012: (i) no clinical trial conducted by or on behalf of the Company or any Company Subsidiary has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Relevant Authority or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company or any Company Subsidiary has commenced, or, to the Company’s knowledge, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company or any Company Subsidiary.

(e) Since December 31, 2012, neither the Company nor any Company Subsidiary has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters) or the EMA or any foreign agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drugs which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any Company Product currently pending before or previously approved or cleared by the FDA or such other Company Regulatory Agency, except, in each case, for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f) Since December 31, 2012, all reports, documents, claims, permits, adverse event reports, notices and any biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company and the Company Subsidiaries have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any Company Subsidiary, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any Company Subsidiary, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy.

(g) Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any Company Subsidiary, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. §§ 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any Company Subsidiary, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h) As to each Company Product or Company Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of the Company or any of the Company Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each such Company Product or Company Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting and security. There is no investigation, action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Company or any of the Company Subsidiaries of any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Since December 31, 2012, each of the Company and the Company Subsidiaries has neither voluntarily nor involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product or is currently considering initiating, conducting or issuing any recall of any Company Product, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there are no facts which are reasonably likely to cause, and the Company has not received since December 31, 2012 any written notice from the FDA or any other Company Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold by the Company or the Company Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Company Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Company Products, or (iv) a negative change in reimbursement status of a Company Product, that in each case, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns that are required to be filed by or with respect to the Company or any of the Company Subsidiaries have been timely filed (taking into account any extensions of time within which to file), and all such Tax Returns are true, correct and complete;

(b) The Company and the Company Subsidiaries have, within the time and manner prescribed by applicable Law, paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return), except with respect to matters being contested in good faith through appropriate proceedings or for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;

(c) All Taxes due and payable by the Company or any of the Company Subsidiaries have been adequately provided for, in accordance with GAAP, in the financial statements of the Company and its Subsidiaries for all periods ending on or before the date of such financial statements;

(d) During the last three (3) years, no claim has been made in writing by a Tax authority in a jurisdiction where any of the Company or any of the Company Subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction;

(e) Neither the Company nor any Company Subsidiary has been a party to a “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law);

(f) Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) in the two (2) years prior to the date of this Agreement;

(g) None of the Company or any of the Company Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period beginning after the Effective Time as a result of an installment sale or open transaction disposition made prior to the Effective Time;

(h) There are no Liens for Taxes upon any property or assets of the Company or the Company Subsidiaries, except for Company Permitted Liens;

(i) No Tax authority has asserted, or threatened in writing to assert, a Tax liability (exclusive of interest) in excess of $200 million in connection with an audit or other administrative or court proceeding involving Taxes of the Company or the Company Subsidiaries;

(j) Neither the Company nor any Company Subsidiary is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement or arrangement solely among the Company and/or the Company Subsidiaries or (y) customary Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes), or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise;

(k) Neither the Company nor any Company Subsidiary has taken (or agreed to take) any action, or knows of any fact or circumstance in existence as of the execution of this Agreement, that would reasonably be expected to prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code; and

(l) Except insofar as Section 3.9 and Section 3.10 relate to Taxes, this Section 3.14 represents the sole and exclusive representations and warranties of the Company and the Company Subsidiaries regarding Tax matters.

Section 3.15 Labor Matters.

(a) The Company and the Company Subsidiaries are in compliance with all applicable Laws of the United States, or of any state or local government or any subdivision thereof or of any foreign government respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including but not limited to the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, COBRA, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) There is no unfair labor practice charge pending or, to the knowledge of the Company, threatened which if determined adversely to the Company or any of its Subsidiaries would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to a pending or, to the knowledge of the Company, threatened, labor dispute, strike, slowdown, walkout or work stoppage, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor has the Company or any of its Subsidiaries experienced any such labor dispute, strike, slowdown, walkout or work stoppage in the past three (3) years. Other than the agreements with labor organizations the Company is a party to as of the date hereof, to the knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries or to compel the Company or any of its Subsidiaries to bargain with any such labor union, works council or labor organization presently being made or threatened, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries, except for those the formation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as required by applicable Law, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its Subsidiaries, except for where the failure to obtain any such consent or make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses rights to use, all Intellectual Property used in their respective businesses as currently conducted. With respect to Intellectual Property owned by the Company or the Company Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and/or a Company Subsidiary has good and valid title thereto, free and clear of all Liens, other than Company Permitted Liens, and the Company and/or a Company Subsidiary is or are the sole and exclusive owner or owners thereof. There are no pending or, to the knowledge of the Company, threatened claims against the Company or the Company Subsidiaries by any Person alleging infringement, misappropriation or other violation by the Company or the Company Subsidiaries of such Person’s Intellectual Property, or challenging the scope, validity, ownership or enforceability of any Intellectual Property owned by or, to the knowledge of the Company, to which exclusive rights are granted to the Company or any of the Company Subsidiaries, that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, the conduct of the businesses of the Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person. As of the date hereof, neither the Company nor any Company Subsidiary has made or threatened any claim of, and to the Company’s knowledge there is no, misappropriation, violation or infringement by others of the Company’s or any Company Subsidiary’s rights to or in connection with any Intellectual Property used in their respective businesses, which misappropriation, violation or infringement has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries take reasonable measures to protect the confidentiality of material trade secrets and other material confidential information, owned or provided to them under conditions of confidentiality, including requiring all Persons having access thereto to execute written non-disclosure agreements or otherwise be bound by obligations of confidentiality, and to the knowledge of the Company, there has been no disclosure of any such trade secrets or confidential information of the Company or any of the Company Subsidiaries to any Person, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.17 Real Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Company Subsidiary has good and valid title to all of the real properties and assets reflected in the Company’s consolidated balance sheet as of September 27, 2015 included in the Company SEC Documents filed on or prior to the date hereof (collectively, with respect to real property, the “Company Owned Real Property”) or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for properties and assets sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than any such Lien (i) for governmental assessments, charges, claims of payment or other Taxes not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (iii) which is disclosed on the Company’s consolidated balance sheet (or the notes thereto) as of September 27, 2015 included in the Company SEC Documents filed on or prior to the date hereof or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since September 27, 2015 or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), a “Company Permitted Lien”). As of the date hereof, neither the Company nor any

Company Subsidiary has received notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement under which the Company or any of the Company Subsidiaries uses or occupies, or has the right to use or occupy, any material real property at which the material operations of the Company and the Company Subsidiaries are conducted (collectively, with respect to real property, the “Company Leased Real Property”), is valid, binding and in full force and effect and (ii) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Company Leased Real Property, free and clear of all Liens, except for the Company Permitted Liens. As of the date hereof, neither the Company nor any Company Subsidiary has received notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except any such proceeding which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18 Opinions of Financial Advisors. The Company Board of Directors has received an opinion from each of Goldman, Sachs & Co. and Guggenheim Securities, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth in such opinion, the Common Stock Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to holders of Company Shares (other than Parent and its Affiliates).

Section 3.19 Required Vote of Company Stockholders. The Company Stockholder Approval is the only vote of holders of securities of the Company which is required to consummate the Transactions.

Section 3.20 Material Contracts.

(a) Except for this Agreement or any Contracts filed as exhibits to the Company SEC Documents, Section 3.20 of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a), other than the Company Benefit Plans, whether or not set forth on Section 3.20 of the Company Disclosure Letter, being referred to herein as “Company Material Contracts”):

(i) any partnership, joint venture, strategic alliance, collaboration, co-promotion, supply, license or research and development project Contract which is material to the Company and its Subsidiaries, taken as a whole;

(ii) any Contract that prohibits in any material respect the Company or any of its Affiliates from competing in any line of business, therapeutic, diagnostic or prophylactic area, class or type of drugs, device or mechanism of action or in any geographic region, or with any Person, including any Contract that requires the Company and its Affiliates to work exclusively with any Person in any therapeutic, diagnostic or prophylactic area or geographic region, in each case which Contract is material to the Company and its Affiliates, taken as a whole;

(iii) each acquisition or divestiture Contract or licensing agreement that contains financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $100 million;

(iv) each Contract relating to outstanding Indebtedness of the Company or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $100 million other than (A) Contracts solely among the Company and any wholly owned Company Subsidiary or a guarantee by the Company or any Company Subsidiary of a Company Subsidiary and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $100 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(v) each Contract between the Company, on the one hand, and any officer, director or affiliate (other than a wholly owned Company Subsidiary) of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company has an obligation to indemnify such officer, director, affiliate or family member;

(vi) any stockholders, investors rights, registration rights or similar agreement or arrangement of the Company or any of its Subsidiaries;

(vii) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $1 billion;

(viii) any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) which (A) involve payments after the date hereof of consideration in excess of $100 million or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(ix) any Contract with any Relevant Authority that is material to the Company and its Subsidiaries, taken as a whole, excluding any sales or supply agreements entered into in the ordinary course of business that are not material and tolling agreements entered into in connection with investigations by Relevant Authority; and

(x) any Contract not otherwise described in any other subsection of this Section 3.20(a) that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Except as described in Section 3.20(b) of the Company Disclosure Letter, the Company has provided to Parent prior to the date of this Agreement, a true and complete copy of each Company Material Contract as in effect on the date of this Agreement. Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is a valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.21 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current material insurance policies and contracts (or replacements thereof) of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any Company Subsidiary has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.22 Finders or Brokers. Except as set forth on Section 3.22 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23 FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries:

(a) neither the Company nor any Company Subsidiary, nor any director, manager or employee of the Company or any Company Subsidiary, has in the last five (5) years, in connection with the business of the Company or any Company Subsidiary, itself or, to the Company’s knowledge, any of its agents, representatives, sales intermediaries or any other third party, in each case, acting on behalf of the Company or any Company Subsidiary, taken any action in violation of the FCPA, and, since July 1, 2011 only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(b) neither the Company nor any Company Subsidiary, nor any director, manager or employee of the Company or any Company Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Relevant Authority, involving the Company or any Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA and, since July 1, 2011 only, the Bribery Act;

(c) the Company and every Company Subsidiary have made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and every Company Subsidiary as required by the FCPA in all material respects; and

(d) the Company and every Company Subsidiary have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

Section 3.24 Takeover Statutes; No Rights Agreement. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Certificate of Incorporation is, or at the Effective Time will be, applicable to Parent, Merger Sub, any of their respective Subsidiaries or the Merger.

Section 3.25 No Other Representations. Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Merger pursuant to Section 7.2, Parent acknowledges that neither the Company nor any Representative of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed or furnished with the SEC since September 30, 2013 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub jointly and severally represent and warrant to the Company as set forth below; provided, however, that notwithstanding anything in this Agreement to the contrary, the representations and warranties of Parent and Merger Sub in this Article IV (and, to the extent related thereto, the conditions set forth in Section 7.3(a)) shall not cover any of (i) the Acquired Assets, (ii) the Transferred Entities, (iii) the Assumed Liabilities, or (iv) the Business (which shall not include the Excluded Assets or the Excluded Liabilities) (clauses (i)-(iv) collectively, the “Pending Parent Transaction Matters”) except to the extent that the Pending Parent Transaction Matters imposes or relates to, or would reasonably be expected to impose or relate to, any liabilities or obligations of Parent or the Parent Subsidiaries after the completion of the Pending Parent Transaction.

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub and each Parent Subsidiary is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing (with respect to jurisdictions that recognize such concept), or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Memorandum and Articles of Association of Parent (the “Parent Memorandum and Articles of Association”) as amended to the date hereof, and has made available to the Company, prior to the date of this Agreement, complete and accurate copies of the certificate of incorporation and bylaws of Merger Sub. The Parent Memorandum and Articles of Association are in full force and effect and Parent is not in violation of the Parent Memorandum and Articles of Association, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The certificate of incorporation of Merger Sub is in full force and effect and Merger Sub is not in violation of the certificate of incorporation of Merger Sub, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Parent have been validly issued and are fully paid and nonassessable.

Section 4.2 Share Capital.

(a) The authorized capital of Parent consists of 1,000,000,000 ordinary shares, par value $0.0001 per share (the “Parent Shares”), 10,000,000 serial preferred shares, par value $0.0001 per share (“Parent Preferred Shares”) and 40,000 deferred ordinary shares of €1 each (“Parent Euro-Denominated Shares”). As of November 18, 2015 (the “Parent Capitalization Date”), (i) (A) 394,219,171 Parent Shares were issued and outstanding and (B) 40,000 Parent Euro-Denominated Shares were issued or outstanding, (ii) (A) zero Parent Shares were held in treasury and (B) zero Parent Shares were held by Parent Subsidiaries, (iii) 37,026,398 Parent Shares were reserved and available for issuance pursuant to the Parent Equity Plans and (iv) 5,060,000 Parent Preferred Shares were issued or outstanding. All the outstanding Parent Shares are, and all Parent Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(b) All issued and outstanding shares of capital of, or other equity interests in, each Significant Subsidiary of Parent are wholly owned, directly or indirectly, by Parent free and clear of all Liens, other than Parent Permitted Liens.

(c) Except as set forth in Section 4.2(a), as of the date hereof: (i) Parent does not have any shares of capital in issue or outstanding other than Parent Shares that have become outstanding after the Parent Capitalization Date, but were reserved for issuance as set forth in Section 4.2(a), (ii) there are no outstanding “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based performance units or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of Parent or any of its Subsidiaries (other than under the Parent Equity Plans) and (iii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares of capital to which Parent or any of the Parent Subsidiaries is a party obligating Parent or any of the Parent Subsidiaries to (A) issue, transfer or sell any shares in its capital or other equity interests of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Parent or a wholly owned Subsidiary of Parent); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in the capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary that is not wholly owned by Parent and/or one or more of the Parent Subsidiaries.

(d) Neither Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Parent Shares on any matter.

(e) There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the shares of capital or other equity interest of Parent or any Parent Subsidiary.

(f) Parent has delivered or otherwise made available to the Company prior to the date of this Agreement true and complete copies of all Parent Equity Plans covering the Parent Equity Awards outstanding as of the date of this Agreement, the forms of all award agreements evidencing such Parent Equity Awards (and any other award agreement to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply). Each (i) Parent Equity Award was granted in compliance with all applicable Law and all of the terms and conditions of the Parent Equity Plan pursuant to which it was issued, (ii) Parent Equity Award (if applicable) has an exercise price per Parent Share equal to or greater than the fair market value of a Parent Share as determined pursuant to the terms of the applicable Parent Equity Plan on the date of such grant, (iii) Parent Equity Award (if applicable) has a grant date identical to the date on which the Parent Board of Directors or compensation committee actually awarded such Parent Equity Award, (iv) Parent

Equity Award qualifies for the Tax and accounting treatment afforded to such award in Parent’s Tax Returns and all Parent SEC Documents, respectively, and (v) Parent Equity Award (if applicable) does not trigger any liability for the holder thereof under Section 409A of the Code or any similar provision in any other Tax jurisdiction.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Parent Shareholder Required Approvals and (in the case of the Merger Sub) to the adoption of this Agreement by Merger Sub’s sole stockholder (which adoption shall occur immediately after the execution and delivery of this Agreement), to perform its obligations hereunder and to consummate the Transactions, including the issuance of Parent Shares in connection with the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and the board of directors of Merger Sub and (except for (i) receipt of the Parent Shareholder Required Approvals and the adoption of this Agreement by Merger Sub’s sole stockholder and (ii) the filing of the Certificate of Merger with the DSOS) no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions. On or prior to the date hereof, the Parent Board of Directors has (A) resolved that this Agreement and the Transactions, including the issuance of Parent Shares in connection with the Merger, are advisable and in the best interests of Parent and the shareholders of Parent, (B) adopted resolutions approving the execution of this Agreement and the consummation of the Transactions, including the Parent Share Issuance and the Parent Corporate Amendments, on the terms and subject to the conditions set forth herein, in accordance with the requirements of Irish law, and (C) adopted a resolution to make, subject to Section 5.4, the Parent Board Recommendation. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of other Antitrust Laws, (vi) the requirement to file the Certificate of Merger with the DSOS, (vii) any applicable requirements of the NYSE, (viii) the Irish Takeover Rules, (ix) Irish Prospectus Law and (x) the matters set forth in Section 4.3(b) of the Parent Disclosure Letter, no authorization, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Parent and Merger Sub of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 4.3(b), the consummation of the Transactions and compliance with the provisions hereof will not, (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise right or license binding upon Parent or any of the Parent Subsidiaries or result in the creation of any Liens or any other material obligations, losses or grants of rights upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Memorandum and Articles of Association or any of the organizational documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any of the Parent Subsidiaries or any

of their respective properties or assets, other than, in the case of clauses (i), (ii) (with respect to Parent Subsidiaries that are not Significant Subsidiaries only) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Since December 31, 2012 through the date of this Agreement, Parent and each of its and its Subsidiaries’ predecessor entities (each such entity, a “Parent Predecessor Entity”), have filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished by Parent or any Parent Predecessor Entity with the SEC (collectively with respect to all such entities, the “Parent SEC Documents”) and have filed prior to the date hereof all returns, particulars, resolutions and documents required to be filed or to be delivered on behalf of such party with the Registrar of Companies in Ireland. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of Parent or the relevant filer of Parent, a Parent Subsidiary or the Parent Predecessor Entity included in the applicable Parent SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of such Person and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP and include policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

Section 4.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in Parent’s unaudited consolidated balance sheet (or the notes thereto) as of September 30, 2015 included in the Parent SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since September 30, 2015, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary or any Parent Predecessor Entity is, or since December 31, 2012 has been, a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 4.7 Compliance with Laws; Permits.

(a) Parent and each Parent Subsidiary are in compliance with and are not in default under or in violation of any Laws applicable to Parent, the Parent Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since January 1, 2010, Parent and the Parent Subsidiaries, and any entity acting on behalf of Parent or the Parent Subsidiaries, have at all times conducted their global trade transactions in accordance with all applicable Global Trade Laws, except for that which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Parent and the Parent Subsidiaries are in possession of all franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, and orders of any Relevant Authority necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced in Section 4.5, Section 4.13 or Section 4.23, or in respect of environmental, Tax, intellectual property, employee benefits or labor Law matters.

Section 4.8 Environmental Laws and Regulations. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and the Parent Subsidiaries (and, to the knowledge of Parent, its former Subsidiaries) are now and have been since December 31, 2012 in compliance with all, and have not since December 31, 2012 violated any, applicable Environmental Laws; (b) no property currently or, to the knowledge of Parent, formerly owned, leased or operated by Parent or any Parent Subsidiary (or, to the knowledge of Parent, any former Parent Subsidiary) (including soils, groundwater, surface water, buildings or other structures), or any other location currently or, to the knowledge of Parent, formerly used by Parent or any Parent Subsidiary (or, to the knowledge of Parent, any former Parent Subsidiary), is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be Remediated or Removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability, in any case by or affecting Parent or any Parent Subsidiary, including, following the Closing, the Company or any Company Subsidiary; (c) neither Parent nor any Parent Subsidiary (or, to the knowledge of Parent, any former Parent Subsidiary) has received since December 31, 2012 any notice, demand letter, claim or request for information alleging that Parent or any Parent Subsidiary (or, to the knowledge of Parent, any former Subsidiary) may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither Parent nor any Parent Subsidiary (or, to the knowledge of Parent, any former Parent Subsidiary) is subject to any order, decree, injunction or agreement with any Relevant Authority, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance, (e) Parent and each Parent Subsidiary has all of the Environmental Permits necessary for the conduct and operation of its business as now being conducted and all such Environmental Permits are in good standing and (f) to the knowledge of Parent, there are no other facts, activities, circumstances or conditions in existence as of the execution of this Agreement, including the transportation or arrangement for the treatment, storage, handling, disposal or transportation of any Hazardous Substance at or to any off-site location, that have resulted in, or would be reasonably expected to result in, Parent or any Parent Subsidiary incurring any liability or obligation pursuant to any applicable Environmental Law.

Section 4.9 Employee Benefit Plans.

(a) Section 4.9(a) of the Parent Disclosure Letter contains a true, complete and correct list of each material Parent Benefit Plan (excluding any Parent Foreign Plans).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Benefit Plans has been operated and administered in compliance with its terms and in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) no Parent Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (iii) no Parent Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA, or comparable U.S. state or foreign law; (iv) no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause Parent, its Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (v) no Parent Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) all contributions or other amounts payable by Parent or its Subsidiaries as of the Effective Time pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP or applicable international accounting standards; (vii) neither Parent nor any of its Subsidiaries has engaged in a transaction in connection with which Parent or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) there are no pending, or to the knowledge of Parent, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto that would result in a material liability.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (i) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (ii) has received a favorable determination letter or opinion letter as to its qualification.

(d) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of Parent or any of its Subsidiaries under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits. No Parent Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan which is subject to any Law other than

U.S. federal, state or local Law (“Parent Foreign Plan”) has been administered in compliance in all respects with its terms and operated in compliance in all respects with applicable Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Foreign Plan required to be registered or approved by a non-U.S. Relevant Authority has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Parent Foreign Plan that could reasonably be expected to affect any such approval relating thereto and neither Parent nor any of the Parent Subsidiaries has incurred any liability in connection with the termination of, or withdrawal from, any Parent Foreign Plan that is a defined benefit pension.

(f) Section 4.9(f) of the Parent Disclosure Letter sets forth, with respect to the Parent Equity Plans, as of the Parent Capitalization Date, (i) the aggregate number of Parent Shares that are subject to Parent Stock Options granted under the Parent Equity Plans, (ii) the aggregate number of Parent Shares that are subject to performance-based Parent RSU Awards granted under the Parent Equity Plans, assuming maximum performance, (iii) the aggregate number of Parent Shares that are subject to time-based Parent RSU Awards granted under the Parent Equity Plans and (iv) the aggregate number of Parent Shares that are subject to restricted share awards under the Parent Equity Plans, assuming maximum performance, if applicable. From the Parent Capitalization Date through the date of this Agreement, Parent has not granted, entered into an agreement to grant, or otherwise committed to granting any Parent Equity Awards or other equity or equity-based awards that may be settled in Parent Shares.

Section 4.10 Absence of Certain Changes or Events. Since December 31, 2014 through the date of this Agreement, other than with respect to the Transactions and the Pending Parent Transaction, the businesses of Parent and the Parent Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practice. Since December 31, 2014, there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. From September 30, 2015 through the date of this Agreement, neither Parent nor any Parent Subsidiary has taken any action that would constitute a breach of clauses (xi), (xii), (xiii), (xiv) or (xv) of Section 5.2(b) had such action been taken after the execution of this Agreement.

Section 4.11 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Relevant Authority with respect to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Parent, threatened) against Parent or any Parent Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority to which Parent or any of its Subsidiaries is a party or any of their respective properties, rights or assets is subject, which, in the case of clause (a) or (b), have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any Parent Subsidiary has brought or instituted any claim, action, suit or proceeding against any Person that is material to Parent and the Parent Subsidiaries, taken as a whole.

Section 4.12 Information Supplied. The information relating to Parent and the Parent Subsidiaries to be contained in the Joint Proxy Statement/Prospectus, the Form S-4 and any other documents filed or furnished with or to the SEC or pursuant to the Securities Act and the Irish Takeover Rules in each case in connection with the Transactions will not, on the date the Joint Proxy Statement/Prospectus (and any amendment or supplement thereto)is first mailed to shareholders of Parent and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Parent Special Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement/Prospectus (other than the portions thereof relating solely to the meeting of the stockholders of the Company) and any related documents and the Form S-4 will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. If an Irish Prospectus is required under Irish Prospectus Law, the information relating to the Parent and the Parent Subsidiaries to be contained in the Irish Prospectus will not, on the date the Irish Prospectus is first made available to the public in accordance with the Irish Prospectus Regulations, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus, the Form S-4 or (if applicable) the Irish Prospectus which were not supplied by or on behalf of Parent.

Section 4.13 Regulatory Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and the Parent Subsidiaries holds all Parent Permits, including (A) all authorizations and approvals under the FDCA (including Sections 505, 510(k) and 515 thereof), the PHSA and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Relevant Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the Parent Products (any such Relevant Authority, a “Parent Regulatory Agency”), in each case necessary for the lawful operation of the businesses of Parent or any Parent Subsidiary in each jurisdiction in which such Person operates (the “Parent Regulatory Permits”); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent is in compliance with the terms of all Parent Regulatory Permits.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the businesses of each of Parent and each Parent Subsidiary are being conducted in compliance with, and such Persons have appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws); (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) Laws with respect to the protection of personally identifiable information collected or maintained by or on behalf of Parent or the Parent Subsidiaries; (xiv) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which Parent or any Parent Subsidiary operates or sells or distributes a Parent Product or Parent Product candidate; and (xv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Parent Healthcare Laws”). Except as set forth on Section 4.13(b) of the Parent Disclosure Letter, since December 31, 2012, neither Parent nor any Parent Subsidiary or any of the Parent Predecessor Entities have received any written notification or communication from any Parent Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Relevant Authority in any jurisdiction, of noncompliance by, or liability of Parent, any Parent Subsidiaries or the Parent Predecessor Entities under, any Parent Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as set forth on Section 4.13(c) of the Parent Disclosure Letter, neither Parent nor any of the Parent Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Parent Regulatory Agency and, to Parent’s knowledge, (i) no such action is currently pending and (ii) Parent has not received written notice that any such action is currently contemplated or proposed.

(d) Except, in each case, for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each of Parent and the Parent Subsidiaries are being conducted in compliance with all applicable Parent Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312, 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, since December 31, 2012: (i) no clinical trial conducted by or on behalf of Parent or any Parent Subsidiary has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Relevant Authority or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent or any Parent Subsidiary has commenced, or, to Parent’s knowledge, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of Parent or any Parent Subsidiary.

(e) Since December 31, 2012, neither Parent nor any Parent Subsidiary or any Parent Predecessor Entity has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters) or the EMA or any foreign agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any Parent Product currently pending before or previously approved or cleared by the FDA or such other Parent Regulatory Agency, except, in each case, for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(f) Since December 31, 2012, all reports, documents, claims, permits, adverse event reports, notices and any biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other Parent Regulatory Agency by Parent, the Parent Subsidiaries and the Parent Predecessor Entitles have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither Parent nor any Parent Subsidiary or any Parent Predecessor Entity, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any Parent Subsidiary, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Parent Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Parent Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Parent or any Parent Subsidiary, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Parent Regulatory Agency to invoke any similar policy.

(g) Neither Parent nor any Parent Subsidiary, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any Parent Subsidiary, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of

21 U.S.C. §§ 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any Parent Subsidiary, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h) As to each Parent Product or Parent Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Parent or any of the Parent Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each such Parent Product or Parent Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting, and security. There is no investigation, action or proceeding pending or, to the knowledge of Parent, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Parent Product or Parent Product candidate by Parent or any of the Parent Subsidiaries of any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i) Since December 31, 2012, each of Parent, the Parent Subsidiaries and the Parent Predecessor Entities has neither voluntarily nor involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Parent Product or is currently considering initiating, conducting or issuing any recall of any Parent Product, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there are no facts which are reasonably likely to cause, and neither Parent nor any Parent Predecessor Entity has not received since December 31, 2012 any written notice from the FDA or any other Parent Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Parent Product sold or intended to be sold by Parent or the Parent Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Parent Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Parent Products, or (iv) a negative change in reimbursement status of a Parent Product, that in each case, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) All Tax Returns that are required to be filed by or with respect to the Parent or any of the Parent Subsidiaries have been timely filed (taking into account any extensions of time within which to file), and all such Tax Returns are true, correct and complete;

(b) Parent and the Parent Subsidiaries have, within the time and manner prescribed by applicable Law, paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return), except with respect to matters being contested in good faith through appropriate proceedings or for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent and the Parent Subsidiaries;

(c) All Taxes due and payable by Parent or any of the Parent Subsidiaries have been adequately provided for, in accordance with GAAP, in the financial statements of Parent and the Parent Subsidiaries for all periods ending on or before the date of such financial statements;

(d) During the last three (3) years, no claim has been made in writing by a Tax authority in a jurisdiction where any of Parent or any of the Parent Subsidiaries does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction;

(e) Neither Parent nor any Parent Subsidiary has been a party to a “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law);

(f) Neither Parent nor any Parent Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) in the two (2) years prior to the date of this Agreement;

(g) None of Parent or any Parent Subsidiary will be required to include a material item of income (or exclude a material item of deduction) in any taxable period beginning after the Effective Time as a result of an installment sale or open transaction disposition made prior to the Effective Time;

(h) There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Parent Permitted Liens;

(i) No Tax authority has asserted, or threatened in writing to assert, a Tax liability (exclusive of interest) in excess of $200 million in connection with an audit or other administrative or court proceeding involving Taxes of Parent or any of the Parent Subsidiaries;

(j) Neither Parent nor any Parent Subsidiary is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement or arrangement solely among Parent and/or the Parent Subsidiaries or (y) customary Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes), or has any liability for Taxes of any Person (other than Parent or any of the Parent Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise;

(k) Neither Parent nor any Parent Subsidiary has taken (or agreed to take) any action, or knows of any fact or circumstance in existence as of the execution of this Agreement, that would reasonably be expected to prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code;

(l) Parent is, and at all times since its formation has been, properly treated as a foreign corporation for U.S. federal income Tax purposes, without taking into account the effect of the Merger; and

(m) Except insofar as Section 4.9 and Section 4.10 relate to Taxes, this Section 4.14 represents the sole and exclusive representations and warranties of Parent and the Parent Subsidiaries regarding Tax matters.

Section 4.15 Labor Matters.

(a) Parent and the Parent Subsidiaries are in compliance with all applicable Laws of the United States, or of any state or local government or any subdivision thereof or of any foreign government respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including but not limited to the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, COBRA, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) There is no unfair labor practice charge pending or, to the knowledge of Parent, threatened which if determined adversely to Parent or any of its Subsidiaries would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is subject to a pending or, to the knowledge of Parent, threatened, labor dispute, strike, slowdown, walkout or work stoppage, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, nor has Parent nor any of its Subsidiaries experienced any such labor dispute, strike, slowdown, walkout or work stoppage in the past three (3) years. Other than the agreements with labor organizations Parent is a party to as of the date hereof, to the knowledge of Parent, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Parent or any of its Subsidiaries or to compel Parent or any of its Subsidiaries to bargain with any such labor union, works council or labor organization presently being made or threatened, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of its Subsidiaries, except for those the formation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as required by applicable Law, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Parent or any of its Subsidiaries, except for where the failure to obtain any such consent or make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.16 Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, either Parent or a Parent Subsidiary owns, or is licensed or otherwise possesses rights to use, all Intellectual Property used in their respective businesses as currently conducted. With respect to Intellectual Property owned by Parent or the Parent Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and/or a Parent Subsidiary has good and valid title thereto, free and clear of all Liens, other than Parent Permitted Liens, and Parent and/or a Parent Subsidiary is or are the sole and exclusive owner or owners thereof. There are no pending or, to the knowledge of Parent, threatened claims against Parent or the Parent Subsidiaries by any Person alleging infringement, misappropriation or other violation by Parent or the Parent Subsidiaries of such Person’s Intellectual Property, or challenging the scope, validity, ownership or enforceability of any Intellectual Property owned by or, to the knowledge of Parent, to which exclusive rights are granted to Parent or any of the Parent Subsidiaries, that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of Parent, the conduct of the businesses of Parent and the Parent Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person. As of the date hereof, neither Parent nor any Parent Subsidiary has made or threatened any claim of, and to Parent’s knowledge there is no, misappropriation, violation or infringement by others of Parent’s or any Parent Subsidiary’s rights to or in connection with any Intellectual Property used in their respective businesses which misappropriation, violation or infringement has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries take reasonable measures to protect the confidentiality of material trade secrets and other material confidential information owned or provided to them under conditions of confidentiality, including requiring all Persons having access thereto to execute written non-disclosure agreements or otherwise be bound by obligations of confidentiality, and to the knowledge of Parent, there has been no disclosure of any such trade secrets or confidential information of Parent or any of the Parent Subsidiaries to any Person, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.17 Real Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Parent Subsidiary has good and valid title to all of the real properties and assets reflected in Parent’s consolidated balance sheet as of September 30, 2015 included in the Parent SEC Documents filed on or prior to the date hereof (collectively, with respect to real property, the “Parent Owned Real Property”) or acquired after the date thereof that are material to Parent’s business on a consolidated basis (except for properties and assets sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than any such Lien (i) for governmental assessments, charges or claims of payment or other Taxes not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (iii) which is disclosed on Parent’s consolidated balance sheet (or the notes thereto) as of September 30, 2015 included in the Parent SEC Documents filed on or prior to the date hereof or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since September 30, 2015 or (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (v), a “Parent Permitted Lien”). As of the date hereof, neither Parent nor any Parent Subsidiary has received notice of any pending, and to the knowledge of Parent there is no threatened, condemnation proceeding with respect to any Parent Owned Real Property, except proceedings which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each material lease, sublease and other agreement under which Parent or any of the Parent Subsidiaries uses or occupies, or has the right to use or occupy, any material real property at which the material operations of Parent and the Parent Subsidiaries are conducted (collectively, with respect to real property, the “Parent Leased Real Property”), is valid, binding and in full force and effect and (ii) no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder exists with respect to any Parent Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens. As of the date hereof, neither Parent nor any Parent Subsidiary has received notice of any pending, and, to the knowledge of Parent, there is no threatened, condemnation proceeding with respect to any Parent Leased Real Property, except any such proceeding which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.18 Opinion of Financial Advisors. The Parent Board of Directors has received the opinion of (i) J.P. Morgan Limited to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth in the opinion, the Share Split Ratio in the Transactions is fair, from a financial point of view, to the shareholders of Parent (other than the Company and its Affiliates) and (ii) Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth in the opinion, the Share Split Ratio (after giving effect to the Merger and taking into account the Common Stock Consideration) is fair, from a financial point of view, to the shareholders of Parent (other than the Company and its Affiliates).

Section 4.19 Required Vote of Parent Shareholders. The Parent Shareholder Approvals are the only votes of holders of securities of Parent which are required to consummate the Transactions.

Section 4.20 Material Contracts.

(a) Except for this Agreement or any Contracts filed as exhibits to the Parent SEC Documents, Section 4.20 of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.20(a) under which Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 4.20(a), other than the Parent Benefit Plans, whether or not set forth on Section 4.20(a) of the Parent Disclosure Letter, being referred to herein as “Parent Material Contracts”):

(i) any partnership, joint venture, strategic alliance, collaboration, co-promotion, supply, license or research and development project Contract which is material to Parent and its Subsidiaries, taken as a whole;

(ii) any Contract that prohibits in any material respect Parent or any of its Affiliates from competing in any line of business, therapeutic, diagnostic or prophylactic area, class or type of drugs, device or mechanism of action or in any geographic region, or with any Person, including any Contract that requires Parent and its Affiliates to work exclusively with any Person in any therapeutic, diagnostic or prophylactic area or geographic region, in each case which Contract is material to Parent and its Affiliates, taken as a whole;

(iii) each acquisition or divestiture Contract or licensing agreement that contains financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $100 million (including for the avoidance of doubt, the Pending Parent Transaction Agreement);

(iv) each Contract relating to outstanding Indebtedness of Parent or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $100 million other than (A) Contracts solely among Parent and any wholly owned Parent Subsidiary or a guarantee by Parent or any Parent Subsidiary of a Parent Subsidiary and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $100 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(v) each Contract between Parent, on the one hand, and any officer, director or affiliate (other than a wholly owned Parent Subsidiary) of Parent or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which Parent has an obligation to indemnify such officer, director, affiliate or family member;

(vi) any shareholders, investors’ rights, registration rights or similar agreement or arrangement of Parent or any of its Subsidiaries;

(vii) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $1 billion;

(viii) any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) which (A) involve payments after the date hereof of consideration in excess of $100 million or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(ix) any Contract with any Relevant Authority that is material to Parent and its Subsidiaries, taken as a whole, excluding any sales or supply agreements entered into in the ordinary course of business that are not material and tolling agreements entered into in connection with investigations by Relevant Authority; and

(x) any Contract not otherwise described in any other subsection of this Section 4.20(a) that would be required to be filed by Parent as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Except as described in Section 4.20(b) of the Parent Disclosure Letter, Parent has provided to the Company prior to the date of this Agreement, a true and complete copy of each Parent Material Contract as in effect on the date of this Agreement. Neither Parent nor any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is a valid and binding obligation of Parent or the Parent Subsidiary which is party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.21 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all current, material insurance policies and contracts (or replacements thereof) of Parent and the Parent Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither Parent nor any Parent Subsidiary has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.22 Finders or Brokers. Except as set forth on Section 4.22 of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.23 FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material liability to Parent or any of the Parent Subsidiaries:

(a) neither Parent nor any Parent Subsidiary nor any Parent Predecessor Entity, nor any director, manager or employee of Parent, any Parent Subsidiary or any Parent Predecessor Entity, has in the last five (5) years, in connection with the business of Parent, any Parent Subsidiary or any Parent Predecessor Entity, itself or, to Parent’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Parent, any Parent Subsidiary or any Parent Predecessor Entity, taken any action in violation of the FCPA, and since July 1, 2011 only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(b) neither Parent nor any Parent Subsidiary nor any Parent Predecessor Entity, nor any director, manager or employee of Parent or any Parent Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Relevant Authority, involving Parent, any Parent Subsidiary or any Parent Predecessor Entity in any way relating to applicable Bribery Legislation, including the FCPA, and since July 1, 2011 only, the Bribery Act;

(c) Parent and every Parent Subsidiary have made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and every Parent Subsidiary as required by the FCPA in all material respects; and

(d) Parent and every Parent Subsidiary have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

Section 4.24 No Merger Sub Activity. Since the date of its incorporation, Merger Sub has not held any assets or engaged in any activities other than in connection with its formation, this Agreement or the consummation of the Transactions, including the Merger.

Section 4.25 No Other Representations. Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent in connection with the Merger pursuant to Section 7.3, the Company acknowledges that neither Parent nor any Representative of Parent makes any other express or implied representation or warranty with respect to Parent or any of the Parent Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to its Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by the Company Pending the Closing.

(a) From and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 5.1 of the Company Disclosure Letter, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.1(b).

(b) At all times from and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 5.1 of the Company Disclosure Letter, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (A) that the Company may continue to pay regular quarterly cash dividends on the Company Shares and Company Equity Awards of not more than $0.28 per share per quarter (subject to annual adjustment in a manner consistent with past practice by the Company Board of Directors), consistent with past practice as to timing of declaration, record date and payment date, (B) that the Company may pay dividends on the Company Preferred Shares to the extent required by the Certificate of Designations for such Company Preferred Shares and (C) dividends and distributions paid or made on a pro rata basis by its Subsidiaries in the ordinary course consistent with past practice;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction or as permitted by Section 5.1(b)(iv) (unless such transaction would be reasonably expected to have a material adverse Tax consequence on Parent and the Parent Subsidiaries after the Closing);

(iii) shall not, and shall not permit any of its Subsidiaries to enter into agreements with respect to or consummate (other than pursuant to Contracts in effect as of the date hereof that have been previously disclosed to Parent prior to the date hereof), any acquisitions of an equity interest in or the assets of any Person or any business or division thereof (including by acquisition of Intellectual Property), or any mergers, consolidations or business combinations, that in any of the foregoing cases would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions or that would reasonably be expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing;

(iv) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Company Shares tendered by holders of Company Equity Awards and Company Deferred Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (B) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (C) acquisitions or repurchases of Company Shares pursuant to (and within the limitations of) the Company’s previously announced share repurchase plan, whether pursuant to an accelerated share repurchase plan, a “10b5-1 plan”, other open market purchases or otherwise, (D) stock fund transactions under Company Benefit Plans that are qualified or supplemental savings plans, or (E) redemptions of Company Preferred Shares to the extent required by the Certificate of Designations for such Company Preferred Shares;

(v) shall not amend the Company Governing Documents in any manner that would adversely affect the consummation of the Transactions;

(vi) [reserved];

(vii) shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting securities or other equity interest in the Company or any Company Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, or take any action to cause to be exercisable any otherwise unexercisable Company Stock Option under any existing Company Equity Plan (except as otherwise provided by the express terms of any options outstanding on the date hereof), other than (A) issuances of Company Shares in respect of any exercise of Company Stock Options or the vesting or settlement of Company Equity Awards or Company Deferred Awards outstanding on the date hereof or as may be granted after the date hereof, (B) grants of Company Equity Awards or Company Deferred Awards, in each case, in the ordinary course of business consistent with past practice, (C) withholding of Company Shares to satisfy Tax obligations pertaining to the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards or Company Deferred Awards or to satisfy the exercise price with respect to Company Stock Options or to effectuate an optionee direction upon exercise, (D) stock fund transactions under Company Benefit Plans that are qualified or supplemental savings plans and (E) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; and

(viii) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company Board of Directors and management of the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Company and its Subsidiaries.

Section 5.2 Conduct of Business by Parent Pending the Closing.

(a) From and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 5.2 of the Parent Disclosure Letter, or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.2(b).

(b) At all times from and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Section 5.2 of the Parent Disclosure Letter, or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent:

(i) shall not, and shall not permit any of its Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding shares in its capital (whether in cash, assets, shares or other securities of Parent or its Subsidiaries), except (A) cash dividends and distributions (1) paid or made on a pro rata basis by its Subsidiaries in the ordinary course consistent with past practice (unless any such dividend or distributions would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing) or (2) to the extent declared by the Parent Board of Directors and payable pursuant to the Designations of the Terms of the Mandatory Convertible Preferred or (B) dividends and distributions paid or made by a wholly owned Parent Subsidiary (unless any such dividend or distribution would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing);

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its shares of capital in issue, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except for (A) any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary of the Parent after consummation of such transaction (unless such transaction would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing) or (B) any issuance of Parent Shares in connection with the conversion of any Mandatory Convertible Preferred by the holder thereof in accordance with the Designations of the Terms of the Mandatory Convertible Preferred;

(iii) shall not, and shall not permit any of its Subsidiaries to, (A) grant any Parent Equity Awards or any other equity-based awards (other than as permitted by Section 5.2(b) of the Parent Disclosure Letter) or non-equity-based long-term incentive awards, (B) increase the compensation, bonus or pension, welfare, severance or other benefits to be paid or provided to any of Parent’s or any of its Subsidiaries’ current or former directors, officers, employees, or individual consultants, (C) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of Parent or any of its Subsidiaries, other than (1) employment agreements terminable on less than 30 days’ notice without penalty or liability and (2) employment agreements with employees in non-U.S. jurisdictions, in the case of each of subclauses (1) and (2), entered into in the ordinary course of business and consistent with past practice and applicable Law, and it being understood and agreed that the automatic renewal of any employment agreement shall not be prohibited by this clause (C), (D) terminate the employment of any “executive officer”, within the meaning of Rule 3b-7 of the Exchange Act of Parent, other than for cause, (E) amend any performance targets with respect to any outstanding bonus or equity awards, (F) amend the funding obligation or contribution rate of any Parent Benefit Plan or change any underlying assumptions used to calculate benefits payable under any Parent Benefit Plan (except as may be required by GAAP or other applicable accounting standard), (G) establish, adopt, enter into, amend or terminate a Parent Benefit Plan or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, other than (1) amendments in the ordinary course of business consistent with past practice that neither contravene the other covenants set forth in this Section 5.2(b)(iii) nor materially increase the cost to Parent of maintaining such Parent Benefit Plan or other plan, trust, fund, policy or arrangement) or (2) entering into third-party Contracts for the provision of services to such Parent Benefit Plans, including benefit administration, (H) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Parent Benefit Plan or (I) issue or forgive any loans to directors, officers, employees, contractors or any of their respective Affiliates, except for any such issuance that would not violate the Sarbanes-Oxley Act and is consistent with past practice and policy, except, in the case of each of subclauses (A) through (I) of this Section 5.2(b)(iii) as required by existing written agreements or Parent Benefit Plans in effect as of the date of this Agreement or as otherwise required by applicable Law;

(iv) shall not, and shall not permit any of its Subsidiaries to, hire any Person for a position with a title of Vice President or above other than (A) employees hired pursuant to offers of employment outstanding on the date hereof or (B) newly hired employees filling positions that are reasonably and in good faith deemed by Parent to be essential;

(v) [reserved];

(vi) shall not, and shall not permit any of its Subsidiaries to, enter into agreements with respect to or consummate (other than pursuant to Contracts in effect as of the date hereof that have been previously disclosed to the Company prior to the date hereof), any acquisitions of an equity interest (provided that acquisitions of equity interests permitted pursuant to Section 5.2(b)(xviii) shall not be restricted by the terms of this Section 5.2(b)(vi)) in or the assets of any Person or any business or division thereof (including by acquisition of Intellectual Property), (whether by merger, consolidation, business combination or licensing, joint venture, collaboration, alliance, co-promotion or similar agreements), in each case, except (A) in respect of any acquisitions by Parent or any of its wholly owned Subsidiaries of an equity interest in or the assets of any wholly owned Parent Subsidiary or any business or division thereof or any merger, consolidation, business combination or licensing, joint venture, collaboration, alliance, co-promotion or similar agreements among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries (unless such transaction would reasonably be expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing), or (B) for amounts (including assumption of liabilities) that do not exceed $300 million individually or $1 billion in the aggregate (with the valuation of any contingent consideration being determined in accordance with the valuation methodology used by Parent in connection with determining the need to make a notification under the HSR Act (without regard to whether payments are being made with respect to assets outside the United States)), unless, in each case, such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions or would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing;

(vii) shall not, and shall not permit any of its Subsidiaries to, enter into any Contract that would, or acquire any Person that is party to a Contract that would, materially limit or otherwise materially restrict Parent or any of the Parent Subsidiaries or any of their respective Affiliates or any successor thereto or that to the knowledge of Parent would, after the Effective Time, materially limit or materially restrict Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any successor thereto, in each case, from engaging or competing in any material line of business or generally in any geographic area or, in the case of the pharmaceutical business, any material therapeutic, diagnostic or prophylactic area, material class or type of drugs or material mechanism of action;

(viii) shall not amend the Parent Memorandum and Articles of Association, and shall not permit any of its Significant Subsidiaries to adopt any material amendments to its organizational documents;

(ix) shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital, voting securities or other equity interest in Parent or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, or take any action to cause to be vested or exercisable any otherwise vested or unexercisable Parent Equity Award under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent Benefit Plan outstanding on the date hereof), other than (A) issuances of Parent Shares in respect of any exercise of Parent Stock Options or the vesting or settlement of Parent Equity Awards outstanding on the date hereof or permitted to be granted after the date hereof in accordance with the terms of this Agreement, (B) withholding of Parent Shares to satisfy Tax obligations pertaining to the exercise of Parent Stock Options or the vesting or settlement of Parent Equity Awards or to satisfy the exercise price with respect to Parent Stock Options or to effectuate an optionee direction upon exercise, (C) stock fund transactions under Parent Benefit Plans that are qualified or supplemental savings plans and (D) transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing);

(x) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Parent Shares tendered by holders of Parent Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or (B) transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing);

(xi) shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money or issuances or sales of any such securities, calls, options, warrants or other rights among Parent and its wholly owned Subsidiaries (unless such transaction would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing), (B) guarantees of indebtedness for borrowed money of Parent Subsidiaries or guarantees by Parent Subsidiaries of indebtedness for borrowed money of Parent or any Parent Subsidiary, which indebtedness is incurred in connection with this Section 5.2(b)(xi), (C) issuances of commercial paper by Parent or any of its Subsidiaries backed by the existing credit facilities of Parent or the Parent Subsidiaries as in effect on the date of this Agreement, (D) borrowings under existing credit facilities of Parent or its Subsidiaries as in effect on the date of this Agreement solely to fund operating expenses in the ordinary course of business, (E) (1) repayments of indebtedness at the stated maturity of such indebtedness and required amortization or mandatory prepayments or (2) repayments or redemption of indebtedness as may be necessary, in the discretion of Parent (acting reasonably), in order to maintain the investment grade rating of the outstanding indebtedness of Parent and the Parent Subsidiaries, (F) indebtedness for borrowed money incurred to replace, renew, extend or refinance any existing indebtedness for borrowed money of Parent or any of its Subsidiaries maturing on or prior to the six (6) month anniversary of the date of such refinancing, in each case in an amount not to exceed the amount of the indebtedness replaced, renewed, extended or refinanced and on terms that are no less favorable to Parent or such Subsidiary than the terms of the indebtedness replaced, renewed, extended or refinanced, (G) any indebtedness incurred prior to the Pending Parent Transaction Closing in connection with any acquisitions, mergers, business consolidations or other similar transactions permitted pursuant to Section 5.2(b)(vi) in an aggregate amount not to exceed $1 billion (which amounts shall be prepaid or repaid as promptly as reasonably practicable following the Pending Parent Transaction Closing), or (H) indebtedness for borrowed money not to exceed $250 million in aggregate principal amount that may be incurred or repaid by Parent or any of its Subsidiaries other than in accordance with subclauses (A) – (G), inclusive; provided that nothing contained herein shall prohibit Parent and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(xii) shall not, and shall not permit any of its Subsidiaries to, make any loans to any other Person involving in excess of $10 million individually or $30 million in the aggregate, except for (A) loans permitted by Section 5.2(b)(iii)(I) and (B) loans among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries (provided that subject to the provisions of the existing indebtedness or other agreements of Parent and its Subsidiaries, as they may be amended in accordance with the terms of this Agreement, Parent and its Subsidiaries shall not make any such loan if it would (or structure any such loan in a manner that would) be reasonably expected to have material adverse Tax consequences to Parent and its Subsidiaries after the Closing);

(xiii) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap, let lapse (with respect to Intellectual Property only) or otherwise dispose of, or subject to any Lien (other than Parent Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to Section 5.2(b)(xi) hereof, but only to the extent such indebtedness is incurred to replace, renew, extend, refinance or refund any existing indebtedness currently subject to a Lien of no greater amount, (B) for (1) dispositions of inventory and obsolete equipment in the ordinary course of business and (2) sales of goods and services in the ordinary course of business consistent with past practice, (C) for transactions involving less than $120 million in the aggregate, (D) for non-exclusive licenses to contractors of the Company or its Subsidiaries for purposes of enabling such contractors to provide services to the Company or its Subsidiaries, as applicable, or non-exclusive licenses or the allowance of lapsing of non-material Intellectual Property, in each case in the ordinary course of business consistent with past practice, or (E) for any non-exclusive license of non-material Intellectual Property granted in connection with a settlement of a claim of litigation entered into by Parent or any of its Subsidiaries in the ordinary course of business consistent with past practice and in accordance with Section 5.2(b)(xiv), or (F) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries (provided, in the case of this clause (F) that, subject to the provisions of the existing indebtedness or other agreements of Parent or the Parent Subsidiaries as such provisions may be amended from time to time, Parent and the Parent Subsidiaries shall not engage in any transaction that would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing);

(xiv) shall not, and shall not permit any of its Subsidiaries to, compromise or settle any material claim, litigation, investigation or proceeding (other than any audit or other proceeding in respect of Taxes), in each case made or pending (A) against Parent or any of its Subsidiaries (for the avoidance of doubt, not including any compromise or settlement (without limiting the obligations with respect to such compromises or settlements covered under clause (B) below) with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of any such material claim, litigation, investigation or proceeding that: (1) is for an amount not to exceed for any such compromise or settlement $20 million individually or $100 million in the aggregate, (2) does not impose any injunctive relief on Parent and its Subsidiaries or otherwise encumber or restrict their operations, (3) does not include any admission of guilt or wrongdoing by Parent or its Subsidiaries and (4) if related to Intellectual Property of Parent or its Subsidiaries, such compromise or settlement is made in the ordinary course of business and does not contain any admission of invalidity of any Intellectual Property of Parent or its Subsidiaries or of validity or infringement of any Intellectual Property of another Person or (B) by Parent or any of its Subsidiaries as plaintiff with respect to material Intellectual Property of Parent and its Subsidiaries;

(xv) shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election (except in the ordinary course of business and consistent with past practice, unless such election would reasonably be expected to have a material adverse Tax consequence to Parent and its subsidiaries after the Closing), change any material method of accounting for Tax purposes or any annual accounting period for a material Tax, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (except in the ordinary course of business), enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Taxes or surrender any right to claim a material amount of Tax refunds;

(xvi) shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure, or commit to do so, in excess of the amounts set forth in Section 5.2(b)(xvi) of the Parent Disclosure Letter;

(xvii) except in the ordinary course of business consistent with past practice or in connection with any matter to the extent specifically permitted by any other subclause of this Section 5.2(b) or by Section 5.2 of the Parent Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be a Parent Material Contract, or materially modify, materially amend or terminate any Parent Material Contract or waive, release or assign any material rights or claims thereunder (other than Parent Material Contracts of the type set forth in Section 4.20(a)(ii), which shall be governed solely by Section 5.2(b)(vii));

(xviii) shall not, and shall not permit any of its Subsidiaries to, except in accordance with the Parent Investment Policy, dated May 1, 2014, (A) purchase financial instruments, (B) change in a material manner the average duration of Parent’s investment portfolio or the average credit quality of such portfolio, (C) materially change investment guidelines with respect to Parent’s investment portfolio, (D) hypothecate, repo, encumber or otherwise pledge assets in the Parent’s investment portfolio or (E) invest new surplus cash from operations in securities;

(xix) shall not, and shall not permit any of its Subsidiaries to, other than with respect to bona fide foreign exchange swaps, foreign exchange options and foreign exchange forwards in the ordinary course of business consistent with past practice, enter into, amend or terminate, directly or indirectly, or take any action that has a similar effect with respect to, any interest rate, currency, commodity, equity, credit or other derivative or any other “Specified Transaction” (as defined in the 2002 ISDA Master Agreement);

(xx) shall not, and shall not permit any of its Subsidiaries to, alter any intercompany arrangements or agreements or the ownership structure among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries if such alteration would be reasonably expected to have a material adverse Tax consequence on Parent and its Subsidiaries after the Closing; and

(xxi) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, any right to control or direct the operations of Parent or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Parent Board of Directors and management of Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over Parent and its Subsidiaries.

(d) In the event the Outside Date is extended past October 31, 2016 pursuant to Section 8.1(c), the Parties shall amend in good faith the terms of Section 5.2(b) and Section 5.2(b) of the Parent Disclosure Letter to permit Parent and the Parent Subsidiaries a substantially equivalent degree of operating flexibility for periods in 2017.

Section 5.3 Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall direct and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to, a Company Competing Proposal, (ii) participate in any discussions or negotiations regarding a Company Competing Proposal with, or furnish any nonpublic information in furtherance of a Company Competing Proposal to, any Person that has made or, to the Company’s knowledge, is considering making a Company Competing Proposal (except to notify such Person as to the existence of the provisions of this Section 5.3), (iii) waive, terminate, modify or release any Person (other than Parent, Merger Sub and their respective Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation (provided that the Company shall not be required to take, or be prohibited from taking, any action otherwise prohibited or required under this subclause (iii) if the Company Board of Directors determines in good faith (after consultation with the Company’s outside legal advisors) that such action or inaction would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law). The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Competing Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Company Competing Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives a written Company Competing Proposal or inquiry or proposal from a Person who is intending to make a Company Competing Proposal and the Company Board of Directors determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that (i) such Company Competing Proposal, inquiry or proposal either constitutes a Company Superior Proposal or could reasonably be expected to result in a Company Superior Proposal and (ii) the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, and which Company Competing Proposal, inquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.3, the Company may take any or all of the following actions: (A) furnish nonpublic information to the third party making or intending to make such Company Competing Proposal (provided that all such information has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person(s)), if, and only if, prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on terms (including any “standstill” terms, which, for the avoidance of doubt, shall not include the “fall away” provisions to the “standstill” terms set forth in the Confidentiality Agreement) no less restrictive of such Person than the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such

Company Competing Proposal. The Company will (1) promptly (and in any event within 24 hours of receipt) notify Parent orally and in writing of the receipt of any Company Competing Proposal or any initial communication or proposal that may reasonably be expected to lead to a Company Competing Proposal and shall, in the case of any such notice to Parent as to receipt of a Company Competing Proposal or such a proposal, set forth the material terms and conditions of such Company Competing Proposal or such proposal (including any changes to such material terms and conditions) and the identity of the Person making any such Company Competing Proposal and (2) thereafter shall promptly keep Parent reasonably informed on a reasonably current basis of any material change to the terms and status of any such Company Competing Proposal. Without limiting the generality of clause (2) of the preceding sentence, the Company shall provide to Parent as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all written material received by the Company or any Company Subsidiary from the Person making a Company Competing Proposal (or such Person’s Representatives) that is material to understanding such Company Competing Proposal and of all written material provided by the Company or any Company Subsidiary to the Person making a Company Competing Proposal (or such Person’s Representatives) that is material to understanding any counterproposal or other material substantive response by the Company to such Company Competing Proposal, including draft agreements or term sheets received in connection therewith. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent.

(c) Except as set forth in Sections 5.3(d), (e) and (f) below, neither the Company Board of Directors nor any committee thereof shall (i) (A) withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to Parent), or propose publicly to withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to Parent), the Company Board Recommendation, or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Competing Proposal (any action in this subclause (i) being referred to as a “Company Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Company Change of Recommendation and (y) the provision by the Company to Parent of notice or information in connection with a Company Competing Proposal or Company Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Company Change of Recommendation) or (ii) cause or allow the Company or any Company Subsidiary to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Company Competing Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate the Merger (other than a confidentiality agreement as contemplated by Section 5.3(b)).

(d) Nothing in this Agreement shall prohibit or restrict the Company Board of Directors, at any time prior to obtaining the Company Stockholder Approval, from making a Company Change of Recommendation if the Company Board of Directors has concluded in good faith (after consultation with the Company’s financial advisors and outside legal counsel) (i) that a Company Competing Proposal constitutes a Company Superior Proposal and (ii) that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Company shall have provided prior written notice to Parent, at least three (3) business days in advance, of the Company Board of Directors’ intention to make such Company Change of Recommendation, and provided, further, that the Company Board of Directors shall take into account any changes to the terms of this Agreement proposed by Parent in response to such prior written notice or otherwise, and during such three (3) business day period the Company shall engage in good faith negotiations with Parent regarding any changes to the terms of this Agreement proposed by Parent.

(e) Nothing in this Agreement shall prohibit or restrict the Company Board of Directors, in response to a Company Intervening Event, from making a Company Change of Recommendation at any time prior to obtaining the Company Stockholder Approval if the Company Board of Directors has concluded in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Company shall have provided prior written notice to Parent, at least three (3) business days in advance, of the Company Board of Directors’ intention to make such Company Change of Recommendation and the reasons therefor, and provided, further, that the Company Board of Directors shall take into account any changes to the terms of this Agreement proposed by Parent in response to such prior written notice or otherwise, and during such three (3) business day period the Company shall engage in good faith negotiations with Parent regarding any changes to the terms of this Agreement proposed by Parent. Notwithstanding any Company Change of Recommendation, unless this Agreement has been terminated in accordance with Article VIII, the Company shall hold the Company Special Meeting in accordance with Section 5.5 for purposes of obtaining the Company Stockholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation.

(f) Nothing contained in this Agreement shall prohibit or restrict the Company or the Company Board of Directors from (i) taking and disclosing to the Company stockholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the Company stockholders if in the good faith judgment of the Company Board of Directors (after consultation with the Company’s outside legal counsel), failure to so disclose and/or take would give rise to a violation of applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act that relates to the approval, recommendation or declaration of advisability by the Company Board of Directors with respect to a Company Competing Proposal shall be deemed to be a Company Change of Recommendation unless the Company, in connection with such disclosure, (A) publicly states that the Company Board of Directors expressly rejects the applicable Company Competing Proposal or expressly reaffirms the Company Board Recommendation or (B) does not publicly state that the Company Board of Directors recommends acceptance of the applicable Company Competing Proposal (provided that this clause (B) shall apply only if such disclosure is made at a time when the Company has provided notice to Parent of its intention to make a Company Change of Recommendation and the Company Board of Directors is not yet permitted to effect such Company Change of Recommendation, provided, further, that if, within two (2) business days following the date on which the Company Board of Directors is permitted to effect such Company Change of Recommendation, the Company Board of Directors does not expressly reaffirm the Company Board Recommendation, the Company Board of Directors shall thereupon be deemed to make a Company Change of Recommendation).

(g) For purposes of this Section 5.3, (i) the term “Person” means any Person or “group,” as used in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries, and (ii) references to the “Company Board of Directors” shall mean the Company Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 5.4 Solicitation by Parent.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent agrees that it shall not (and shall not permit any Parent Subsidiary to), and that it shall direct and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiry with respect to, or the making or submission of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to, a Parent Competing Proposal, (ii) participate in any discussions or negotiations regarding a Parent Competing Proposal with, or furnish any nonpublic information in furtherance of a Parent Competing Proposal to, any Person that has made or, to Parent’s knowledge, is considering making a Parent Competing Proposal (except to notify such Person as to the existence of the provisions of this Section 5.4) (iii) waive, terminate, modify or release any Person (other than the Company and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation (provided that Parent shall not be required to take, or be prohibited from taking, any action otherwise prohibited or required under this subclause (iii) if the Parent Board of Directors determines in good faith (after consultation with Parent’s outside legal advisors) that such action or inaction would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law). Parent shall, and shall cause the Parent Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Competing Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Parent Competing Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Notwithstanding the limitations set forth in Section 5.4(a), if Parent receives a written Parent Competing Proposal or inquiry or proposal from a Person who is intending to make a Parent Competing Proposal and the Parent Board of Directors determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that (i) such Parent Competing Proposal, inquiry or proposal either constitutes a Parent Superior Proposal or could reasonably be expected to result in a Parent Superior Proposal and (ii) the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, and which Parent Competing Proposal, inquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.4, Parent may take any or all of the following actions: (A) furnish nonpublic information to the third party making or intending to make such Parent Competing Proposal (provided that all such information has previously been provided to the Company or is provided to the Company substantially concurrently with the time it is provided to such Person(s)), if, and only if, prior to so furnishing such information, Parent receives from the third party an executed confidentiality agreement on terms (including any “standstill” terms, which, for the avoidance of doubt, shall not include the “fall away” provisions to the “standstill” terms set forth in the Confidentiality Agreement) no less restrictive of such Person than the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such Parent Competing Proposal. Parent will (1) promptly (and in any event within 24 hours of receipt) notify the Company orally and in writing of the receipt of any Parent Competing Proposal or any initial communication or proposal that may reasonably be expected to lead to a Parent Competing Proposal and shall, in the case of any such notice to the Company as to receipt of a Parent Competing Proposal or such a proposal, set forth the material terms and conditions of such Parent Competing Proposal or such proposal (including any changes to such material terms and conditions) and the identity of the Person making any such Parent Competing Proposal and (2) thereafter shall promptly keep the Company reasonably informed on a reasonably current basis of any material change to the terms and status of any such Parent Competing Proposal. Without limiting the generality of clause (2) of the preceding sentence, Parent shall provide to the Company as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all written material received by Parent or any Parent Subsidiaries from the Person making a Parent Competing Proposal (or such Person’s Representatives) that is material to understanding such Parent Competing Proposal and of all written material provided by Parent or any Parent Subsidiary to the Person making a Parent Competing Proposal (or such Person’s Representatives) that is material to understanding any counterproposal or other material substantive response by Parent to such Parent Competing Proposal, including draft agreements or term sheets received in connection therewith. Parent shall not, and shall cause the Parent Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement that prohibits Parent from providing such information to the Company.

(c) Except as set forth in Sections 5.4(d), (e) and (f) below, neither the Parent Board of Directors nor any committee thereof shall (i) (A) withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to the Company), or propose publicly to withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to the Company), the Parent Board Recommendation, or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Parent Competing Proposal (any action in this subclause (i) being referred to as a “Parent Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Parent Change of Recommendation and, (y) the provision by Parent to the Company of notice or information in connection with a Parent Competing Proposal or Parent Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Parent Change of Recommendation) or (ii) cause or allow Parent or any Parent Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Parent Competing Proposal, or requiring, or reasonably expected to cause, Parent to abandon, terminate, delay or fail to consummate the Merger (other than a confidentiality agreement as contemplated by Section 5.4(b)).

(d) Nothing in this Agreement shall prohibit or restrict the Parent Board of Directors, at any time prior to obtaining the Parent Shareholder Required Approvals, from making a Parent Change of Recommendation if the Parent Board of Directors has concluded in good faith (after consultation with Parent’s financial advisors and outside legal counsel) (i) that a Parent Competing Proposal constitutes a Parent Superior Proposal and (ii) that the failure to make a Parent Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Parent shall have provided prior written notice to the Company, at least three (3) business days in advance, of the Parent Board of Directors’ intention to make such Parent Change of Recommendation, and provided, further, that the Parent Board of Directors shall take into account any changes to the terms of this Agreement proposed by the Company in response to such prior written notice or otherwise, and during such three (3) business day period, Parent shall engage in good faith negotiations with the Company regarding any changes to the terms of this Agreement proposed by the Company.

(e) Nothing in this Agreement shall prohibit or restrict the Parent Board of Directors, in response to a Parent Intervening Event, from making a Parent Change of Recommendation at any time prior to obtaining the Parent Shareholder Required Approvals if the Parent Board of Directors has concluded in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Parent shall have provided prior written notice to the Company, at least three (3) business days in advance, of the Parent Board of Directors’ intention to make such Parent Change of Recommendation and the reasons therefor, and provided, further, that the Parent Board of Directors shall take into account any changes to the terms of this Agreement proposed by the Company in response to such prior written notice or otherwise, and during such three (3) business day period, Parent shall engage in good faith negotiations with the Company regarding any changes to the terms of this Agreement proposed by the Company. Notwithstanding any Parent Change of Recommendation, unless this Agreement has been terminated in accordance with Article VIII, Parent shall hold the Parent Special Meeting in accordance with Section 5.5 for purposes of obtaining the Parent Shareholder Approvals, and nothing contained herein shall be deemed to relieve Parent of such obligation.

(f) Nothing contained in this Agreement shall prohibit or restrict Parent or the Parent Board of Directors from (i) taking and disclosing to the Parent shareholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the Parent shareholders if in the good faith judgment of the Parent Board of Directors (after consultation with Parent’s outside legal counsel), failure to so disclose and/or take would give rise to a violation of applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act that relates to the approval, recommendation or declaration of advisability by the Parent Board of Directors with respect to a Parent Competing Proposal shall be deemed to be a Parent Change of Recommendation unless Parent, in connection with such disclosure, (A) publicly states that the Parent Board of Directors expressly rejects the applicable Parent Competing Proposal or expressly reaffirms the Parent Board Recommendation or (B) does not publicly state that the Parent Board of Directors recommends acceptance of the applicable Parent Competing Proposal (provided that this clause (B) shall apply only if such disclosure is made at a time when Parent has provided notice to the

Company of its intention to make a Parent Change of Recommendation and the Parent Board of Directors is not yet permitted to effect such Parent Change of Recommendation, provided, further, that if, within two (2) business days following the date on which the Parent Board of Directors is permitted to effect such Parent Change of Recommendation, the Parent Board of Directors does not expressly reaffirm the Parent Board Recommendation, the Parent Board of Directors shall thereupon be deemed to make a Parent Change of Recommendation).

(g) For purposes of this Section 5.4, (i) the term “Person” means any Person or “group,” as used in Section 13(d) of the Exchange Act, other than, with respect to Parent, the Company or any Company Subsidiaries, and (ii) references to the “Parent Board of Directors” shall mean the Parent Board of Directors or, to the extent applicable, a duly authorized committee thereof.

(h) Nothing contained in this Agreement shall require the Parent Board of Directors to take any action that it is prohibited from taking, or refrain from taking any action that it is required to take, under the Irish Takeover Rules or by the Irish Takeover Panel.

Section 5.5 Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders’ and Shareholders’ Meetings.

(a) Following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the Parent Shares issuable in the Merger, which will include the Joint Proxy Statement/Prospectus with respect to the Company Special Meeting and Parent Special Meeting, with such filings to be made as mutually agreed by Parent and the Company, in good faith. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, (C) include in the Form S-4 any information required to be included by the Irish Takeover Rules and (D) keep the Form S-4 effective for so long as is necessary to complete the Transactions. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement/Prospectus. The Form S-4 and Joint Proxy Statement/Prospectus shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Shares in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Shareholder Required Approvals, any information relating to the Company or Parent, or any of their respective Affiliates is discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Form S-4 and/or the Joint Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the shareholders of Parent. Nothing in this Section 5.5(b) shall limit the obligations of any Party under Section 5.5(a). For purposes of this Section 5.5, any information concerning or related to the Company, its Affiliates or the Company Special Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Special Meeting will be deemed to have been provided by Parent.

(c) The Company and Parent agree to cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders and shareholders entitled to vote at the Company Special Meeting or the Parent Special Meeting, as applicable, on the same day, which mailing shall be, unless otherwise mutually agreed, the third (3rd) business day following the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than the conditions set forth in Section 7.1(a), Section 7.1(e), Section 7.1(f), Section 7.1(g) and any such conditions that by their nature are to be satisfied at the Closing) (the date of such mailing, the “Mailing Date”). The Company and Parent agree to cause the Company Special Meeting and the Parent Special Meeting to be held on the same day and on the date that is the thirtieth (30th) day (or, if such date is not a business day, the first business day thereafter) following the Mailing Date (such date, the “Meeting Date”); provided that, unless otherwise mutually agreed, the Meeting Date shall be scheduled to occur one (1) business day prior to the expected Closing Date. In the event the Parties mutually agree in good faith that a delay of the Closing Date is reasonably likely to occur, the Company and Parent shall postpone the Company Special Meeting and the Parent Special Meeting so that they shall occur one (1) business day prior to the new expected Closing Date.

(d) The Company shall take all necessary actions to establish a record date for, and to duly call, give notice of, and convene the Company Special Meeting on the Meeting Date, in accordance with applicable Law and the Company Governing Documents. The Company shall, through the Company Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except in each case to the extent that the Company Board of Directors shall have made a Company Change of Recommendation as permitted by Section 5.3. Nothing contained in this Agreement shall be deemed to relieve the Company of its obligations to submit this Agreement to its stockholders for a vote on the approval and adoption thereof.

(e) Parent shall take all necessary actions to establish a record date for, and to duly call, give notice of, and convene the Parent Special Meeting on the Meeting Date, in accordance with applicable Law and the Parent Memorandum and Articles of Association. Parent shall, through the Parent Board of Directors, recommend to its shareholders that they give the Parent Shareholder Approvals, include such recommendations in the Joint Proxy Statement/Prospectus, and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approvals, except in each case to the extent that the Parent Board of Directors shall have made a Parent Change of Recommendation as permitted by Section 5.4. Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the Parent Shareholder Approvals for a vote on the approval thereof.

Section 5.6 Irish Prospectus. If an Irish Prospectus is required under applicable Law, as promptly as reasonably practicable following the date of this Agreement, Parent shall prepare and file with the CBI for its approval a draft copy of the Irish Prospectus (together with any application to the CBI for passporting such prospectus into any other required European Economic Area jurisdiction) and Parent shall cause the Irish Prospectus to comply as to form and substance in all material respects with the requirements of Irish Prospectus Law. The Company shall furnish all information concerning itself, its Affiliates and the stockholders of the Company to Parent and provide such other assistance as may be reasonably requested to determine whether the Irish Prospectus is required under applicable Law (including any requirement to passport such prospectus into other European Economic Area jurisdictions), and as otherwise may reasonably be required in respect of the preparation and approval of the Irish Prospectus. Parent shall use reasonable best efforts to obtain formal approval of the Irish Prospectus including supplying all such information, executing all such documents and paying all such fees as may be reasonably necessary or required by the CBI for the purposes of obtaining such approval. If any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Irish Prospectus so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party, and the Company and Parent shall cooperate in the prompt filing with the CBI of any necessary amendment of, or supplement to, the Irish Prospectus, and to the extent required by Law, in disseminating the information contained in such amendment or supplement to the stockholders of the Company. As promptly as practicable after the Irish Prospectus is approved by the CBI, Parent shall procure that the directors of Parent publish the Irish Prospectus in accordance with applicable Law. Parent shall promptly advise the Company upon becoming aware of (i) the time when the Irish Prospectus has been approved by the CBI or any supplement or amendment has been filed, (ii) any comments, responses or requests from the CBI relating to drafts of the Irish Prospectus or (iii) any matter referred to in Regulation 51 of the Irish Prospectus Regulations which arises between the time that the Irish Prospectus is formally approved and the Closing. Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the CBI relating to drafts of the Irish Prospectus. Notwithstanding the foregoing, prior to filing the Irish Prospectus or responding to any comments of the CBI with respect thereto, Parent shall cooperate with the Company and provide the Company a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records (in each case, whether in physical or electronic form) and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party any and all information (financial or otherwise) concerning its and its Subsidiaries’ business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts, including entering into a common defense or common interest, or other similar agreement, to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws subject to prior execution of a common interest or joint defense agreement in customary form. If any material is withheld by a Party pursuant to the preceding sentence, such Party shall (subject to the preceding sentence) inform the other Party as to the general nature of what is being withheld to the extent permitted under applicable Law. Each of the Company and Parent will use commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b) Each of the Company and Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Relevant Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transaction, (iii) in the case of Parent, of any notice or other communication received by Parent from any Person requisitioning the convening of a meeting of the holders of Parent Shares, (iv) in the case of the Company, of any notice or other communication received by the Company from any Person calling for a meeting of the holders of Company Shares, and (v) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII.

(d) Other than any communications with Relevant Authorities in connection with the covenants set forth in Section 6.2 (which communications shall be governed by Section 6.2 and not this Section 6.1(d)), each of Parent and the Company shall permit the other Party a reasonable opportunity to review in advance (and include any reasonable comments of the other Party with respect to) any written, substantive communication that it or any of its Representatives makes to, and consult with the other Party in advance of and allow such other Party to participate in any substantive meeting, substantive telephone call or substantive conference with, any Relevant Authority (i) regarding any of the Transactions (other than ordinary course communications with the FDA that are not primarily related to the Transaction) or (ii) that would reasonably be expected to materially impact the Transactions or the expected benefits thereof.

Section 6.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and make effective the Transactions, as soon as reasonably practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Relevant Authority in order to consummate the Merger or any of the other Transactions (including those set forth in Section 7.1(d)(ii) of the Company Disclosure Letter or Section 7.1(d)(ii) of the Parent Disclosure Letter) and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and advisable. Each Party agrees to supply, as promptly as practicable and advisable, any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law. In furtherance of and not in limitation of the foregoing, at the Company’s reasonable request and subject to applicable Law, Parent and its Subsidiaries will use their reasonable best efforts to enter into supplemental indentures with respect to certain notes issued by a Subsidiary of Parent to the extent reasonably necessary to permit Parent and its Subsidiaries to remain in compliance with the passive holding company covenant applicable to such notes after giving effect to the consummation of the Transactions (including by approving resolutions to approve such supplemental indenture), provided that the foregoing shall not require Parent or any of its Subsidiaries to enter into any agreement or instrument that would be effective prior to the Closing.

(b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any substantive or material communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Relevant Authority, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect as of the date hereof and (C) as necessary to address reasonable privilege or confidentiality concerns; and (iii) permit the other Party to review in advance any written communication that it gives to, and consult with each other in advance of any substantive or material meeting, substantive or material telephone call or substantive or material conference with, the DOJ, the FTC or any other Relevant Authority, or, in connection with any proceeding by a private party, with any other Person regarding any of the Transactions (provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect as of the date hereof and (C) as necessary to address reasonable privilege or confidentiality concerns), and to the extent permitted by the DOJ, the FTC or any other applicable Relevant Authority or other Person, give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Relevant Authority or other Person. With respect to any materials required to be given by either Party to the other Party pursuant to this Section 6.2(b), such first Party may give such materials to such second Party’s outside counsel, instead of directly to such second Party. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.2(b) as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials or its counsel. In furtherance and not in limitation of the covenants of the Parties contained in Section 6.2(a) and this Section 6.2(b), each Party shall take any and all actions as may be necessary or advisable to obtain the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders required under any Antitrust Law in connection with the consummation of the Transactions as promptly as reasonably practicable and to resolve objections, if any, as may be asserted with respect to the Transactions under any Antitrust Law as promptly as reasonably practicable including, in each case, agreeing to any terms, conditions or modifications (including Parent, the Company or any of their respective Subsidiaries having to cease operating, license, sell or otherwise dispose of any assets or businesses (including the requirement that any such assets or businesses be held separate) or limiting their respective freedom of action); provided, however, neither the Company nor Parent shall be required to take, and neither the Company nor Parent shall take without prior written consent of the other Party, such actions under this Section 6.2 that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a one-year loss of net sales revenues (as measured by net 2015 sales revenue) in excess of $2.5 billion for Parent and its Subsidiaries, taken as a whole (including for purposes of such determination, the Surviving Corporation and its Subsidiaries but excluding (I) any assets or lines of business being sold pursuant to the Pending Parent Transaction Agreement and (II) any assets or lines of business which are not held or operated by the Parties as of the date hereof), after giving effect to the Merger. Nothing in this Section 6.2(b) shall require Parent, the Company or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The Parties shall jointly develop the strategy relating to the Antitrust Laws and consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission; provided, however, that the Company shall ultimately control the strategy relating to the Antitrust Laws and shall have final decision-making authority on any action or decision required to insure that the Company can meet its obligations in this Section 6.2 and its ability to consummate the Transaction (provided that the Company shall have consulted with Parent with respect to such strategy and decision and considered Parent’s views in good faith).

(c) Each of Parent and the Company shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all Relevant Authorities and other third parties necessary, proper or advisable for the consummation of the Transactions and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of the other Party, neither Party shall pay any material fee, penalty or other consideration (other than customary filing or application fees), incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement in connection with such waiting periods, consents, waivers, authorizations or approvals.

Section 6.3 Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Transactions or this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 6.3 to provide any such review or comment to Parent in connection with the receipt and existence of a Company Competing Proposal or a Company Change of Recommendation and matters related thereto; provided, further, however, that Parent shall not be required by this Section 6.3 to provide any such review or comment to the Company in connection with the receipt and existence of a Parent Competing Proposal or a Parent Change of Recommendation and matters related thereto; provided further that each Party and their respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3.

Section 6.4 Directors’ and Officers’ Insurance and Indemnification. For not less than six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all individuals who at or prior to the Effective Time are past or present directors, officers or employees of the Company or the Company Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of the Company or the Company Subsidiaries (collectively, the “Company Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Company Indemnified Party to the fullest extent permitted by Law; provided that, solely in the case of indemnification by Parent, such Company Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Company Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of the Company or any of the Company Subsidiaries or of any Person if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents or the organizational documents of any Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. For not less than six (6) years from and after the Effective Time, Parent shall and shall also cause the Surviving Corporation to indemnify and hold harmless all individuals who at or prior to the Effective Time are past or present directors, officers or employees of Parent or the Parent Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Parent or the Parent Subsidiaries (collectively, the “Parent Indemnified Parties” and, together with the Company Indemnified Parties, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Parent Indemnified Party to the fullest extent permitted by Law; provided that, solely in the case of indemnification by Parent, such Parent Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Parent Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of Parent or any of the Parent Subsidiaries or of any Person if such service was at the request or for the benefit of Parent or any of the Parent Subsidiaries, to the fullest extent permitted by Law or provided pursuant to the Parent Memorandum and Articles of Association or the organizational documents of any Parent Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Corporation to the fullest extent permitted by Law shall cause to be maintained in effect the provisions in (a) the Company Governing Documents and the organizational documents of any Company Subsidiary and (b) any other agreements of the Company and the Company Subsidiaries with any Company Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Company Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions). For six (6) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (A) the Parent Memorandum and Articles of Association and the organizational documents of any Parent Subsidiary and (B) any other agreements of Parent and the Parent Subsidiaries with any Parent Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Parent Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions). Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, for the benefit of the current or former directors, officers, fiduciaries, agents and employees of the Company and the Company Subsidiaries an insurance and indemnification policy covering each such Person covered by the officers’ and directors’ liability policies of the Company or the Company Subsidiaries that provides coverage for events occurring prior to the Effective Time (the “Company D&O Insurance”) that is no less favorable than the Company’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the Company D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement (it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount); provided further that either the Surviving Corporation or the Company may prior to the Effective Time substitute therefor a single premium tail coverage with respect to the Company D&O Insurance with an annual cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement. Parent shall provide, for an aggregate period of not less than six (6) years from the Effective Time, for the benefit of the current or former directors, officers, fiduciaries, agents and employees of Parent and the Parent Subsidiaries an insurance and indemnification policy covering each such Person covered by the officers’ and directors’ liability policies of Parent or the Parent Subsidiaries that provides coverage for events occurring prior to the Effective Time (the “Parent D&O Insurance”) that is no less favorable than the Parent’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the Parent D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement (it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount). Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The provisions of this Section 6.4 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 6.5 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Transactions.

Section 6.6 Obligations of Merger Sub and the Surviving Corporation. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7 Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.8 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from each of the NYSE, the London Stock Exchange and the Swiss SIX Stock Exchange and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.9 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.10 Post-Merger Governance Matters.

(a) Parent shall take all such actions as are necessary to ensure that, as of the Effective Time, the following individuals shall become officers of Parent from the Effective Time, serving in the respective offices set forth beside each individual’s name, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified:

Name	Position
Ian C. Read	Chairman and Chief Executive Officer
Brenton L. Saunders	President and Chief Operating Officer

(b) Parent shall take all such actions as are necessary to cause, effective as of the Effective Time, the Parent Board of Directors to be comprised of a total of fifteen (15) directors, eleven (11) of which will be directors from the Company Board of Directors prior to the Closing and four (4) of which will be directors from the Parent Board of Directors prior to the Closing. Of such four (4) directors from the Parent Board of Directors, one shall be the Executive Chairman of Parent prior to the Closing, one shall be the Chief Executive Officer of Parent prior to the Closing and the remaining two (2) directors shall be mutually agreed between Parent and the Company. The Chairman and Chief Executive Officer of the Company shall become the Chairman and Chief Executive Officer of Parent as of the Closing. The new members appointed to the Parent Board of Directors shall be ratified by the Nominating and Governance Committee of the Parent Board of Directors and the Parent Board of Directors in accordance with the Parent Memorandum and Articles of Association.

(c) Subject to receipt of the Parent Shareholder Name Change Approval, Parent shall take such actions to effect the Parent Name Change. In the event that Parent shall not receive the Parent Shareholder Name Change Approval prior to the Effective Time, then, to the extent permitted by applicable Law, Parent shall do business as “Pfizer” and shall seek shareholder approval as soon as practicable after the Closing to effect the Parent Name Change.

(d) Parent shall take all action as is reasonably necessary to change its NYSE ticker symbol to “PFE”, to be effective from and after the Closing.

(e) The Company and Parent shall cooperate and, subject to the receipt of the Parent Shareholder Distributable Reserves Approval, Parent shall as promptly as reasonably practicable following (i) its next annual general meeting of the holders of Parent Shares following the date of this Agreement, in respect of the reduction of the share premium of Parent referred to in clause (i) of the definition of Parent Distributable Reserves Creation, and (ii) the completion of the Transactions, in respect of the reduction of the share premium of Parent referred to in clause (ii) of the definition of Parent Distributable Reserves Creation, prepare and file an application to the High Court for an order pursuant to the Companies Acts approving such Parent Distributable Reserves Creation, and take all action as is reasonably necessary to cause such Parent Distributable Reserves Creation to become effective.

Section 6.11 Employment and Benefit Matters.

(a) Compensation and Benefit Continuation.

(i) Company Employees. For the period commencing on the Effective Time and ending on December 31, 2017 (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each Company Employee (A) base compensation that is no less favorable to such Company Employee than the base compensation provided to such Company Employee immediately prior to the Effective Time; (B) a short-term incentive opportunity that is no less favorable than such Company Employee’s short-term incentive opportunity in effect immediately prior to the Effective Time; (C) an annual long-term incentive compensation award with an annual target grant value that is no less favorable than the annual target grant value of such Company Employee’s long-term compensation opportunity in effect immediately prior to the Effective Time; and (D) employee benefits (excluding severance benefits, defined benefit pension plans and retiree medical plans) that are no less favorable in the aggregate than those provided to the Company Employee immediately prior to the Effective Time; provided, however, that nothing contained herein shall prevent Parent from amending compensation and benefit arrangements to the extent required by applicable law or to implement changes to such arrangements that are announced prior to the Effective Time. For the Continuation Period or such longer period as provided by any Company Benefit Plan that is a severance plan, policy, program, agreement or arrangement as of the Effective Time, Parent shall provide, or shall cause to be provided, to each Company Employee who experiences a termination of employment during the Continuation Period, severance benefits that are no less favorable than the severance benefits such Company Employee would be entitled to receive upon such a termination of employment under the severance plan, policy, agreement or arrangement such Company Employee was eligible to participate in as of immediately prior to the Effective Time (subject to any modifications to such severance plan, policy, agreement or arrangement contemplated by Section 5.2 of the Company Disclosure Letter).

(ii) Parent Employees. For the Continuation Period, Parent shall provide, or shall cause to be provided, to each Parent Employee (A) base compensation that is no less favorable to such Parent Employee than the base compensation provided to such Parent Employee immediately prior to the Effective Time; (B) a short-term incentive opportunity that is no less favorable than such Parent Employee’s short-term incentive opportunity in effect immediately prior to the Effective Time; (C) an annual long-term incentive compensation award with an annual target grant value that is no less favorable than the annual target grant value of such Parent Employee’s long-term compensation opportunity in effect immediately prior to the Effective Time (which award in respect of the 2017 calendar year shall be reduced to the extent that any prior long-term equity incentive award made to such Parent Employee was front-loaded in respect of the 2017 calendar year); and (D) employee benefits (excluding severance benefits, defined benefit pension plans and retiree medical plans) that are no less favorable in the aggregate than those provided to the Parent Employee immediately prior to the Effective Time; provided, however, that nothing contained herein shall prevent Parent from amending compensation and benefit arrangements to the extent required by applicable law or to implement changes to such arrangements that are announced prior to the Effective Time. For the Continuation Period, or such longer period as provided by any Parent Benefit Plan that is a severance plan, policy, program, agreement or arrangement as of the Effective Time, Parent shall provide, or shall cause to be provided, to each Parent Employee who experiences a termination of employment during the Continuation Period, severance benefits that are no less favorable than the severance benefits such Parent Employee would be entitled to receive upon such a termination of employment under the severance plan, policy, program, agreement or arrangement such Parent Employee was eligible to participate in as of immediately prior to the Effective Time (subject to any modifications to such severance plan, policy, agreement or arrangement contemplated by Section 5.2 of the Parent Disclosure Letter).

(iii) Assumption of Benefit Plans. Further, and notwithstanding any other provision of this Agreement to the contrary, Parent shall, or shall cause the Surviving Corporation to, assume honor and fulfill all Company Benefit Plans and Parent Benefit Plans, in each case in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended as permitted pursuant to the terms of such Company Benefit Plans or Parent Benefit Plans, respectively, or as permitted pursuant to Section 5.1(b)(iii) or Section 5.2(b)(iii).

(b) Service Credit.

(i) Following the Effective Time, Parent shall assume the Company Benefit Plans, and the Parent Employees shall commence participation in the Company Benefit Plans at such time or times as are determined by Parent following the Effective Time; provided that Parent Employees shall be eligible to participate in any Company Benefit Plan that provides retiree medical benefits to the same extent as similarly situated Company Employees who are newly hired after the Effective Time (for the avoidance of doubt, excluding any such Company Benefit Plan that has been frozen to new participants or for which participation is limited to a grandfathered population), subject to the service crediting provisions set forth in Section 6.11(b)(ii).

(ii) For purposes of vesting, eligibility to participate and level of benefits under the Company Benefit Plans providing benefits to any Parent Employees after the Effective Time (the “New Plans”), each Parent Employee shall be credited with his or her years of service with (x) Parent and its Subsidiaries and their respective predecessors before the Effective Time to the extent such service was recognized by Parent for similar purposes prior to the Effective Time (or, if there is not a similar purpose under the Parent Benefit Plans as in effect prior to the Effective Time or no similar Parent Benefit Plan, to the same extent the Company would recognize such service for similarly situated Company Employees under the Company Benefit Plans), and (y) with the Company and its Subsidiaries and their respective predecessors prior to the Effective Time to the extent such service was recognized by the Company for similar purposes prior to the Effective Time, provided that service with any predecessor entity prior to the date on which such entity became an Affiliate of the Company shall only be credited to the extent such Parent Employee was employed by such predecessor entity on the date such predecessor entity became an Affiliate of the Company; provided further that the foregoing shall not apply with respect to (A) any defined benefit pension plan, (B) the level of the retirement savings contribution under any tax-qualified or non-qualified defined contribution plans, (C) the determination of the level of benefits, including any employer subsidy, applicable to a Parent Employee under any New Plan that provides retiree medical benefits, (D) any benefit plan that is frozen or for which participation is limited to a grandfathered population, (E) if the Parent or the Company, respectively, recognized such service for similar purposes prior to the Effective Time, to the extent that its application would result in a Parent Employee or Company Employee, respectively, receiving service credit in excess of the maximum service credit that such Parent Employee or Company Employee, respectively, could be credited for such similar purpose or (F) to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (A) each Parent Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Parent Benefit Plan in which such Parent Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical and/or vision benefits to any Parent

Employee, Parent shall use its commercially reasonable efforts to cause (1) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Old Plans, and (2) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(iii) Each Company Employee shall continue to participate in the Company Benefit Plans following the Effective Time and shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time for all purposes to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under each Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time. To the extent a Parent Employee continues to participate in any Parent Benefit Plan following the Effective Time, such Parent Employee shall be credited with his or her years of service with Parent and its Subsidiaries and their respective predecessors before the Effective Time for all purposes to the same extent as such Parent Employee was entitled, before the Effective Time, to credit for such service under such Parent Benefit Plan immediately prior to the Effective Time.

(iv) If following the Effective Time, Parent and its Subsidiaries adopt new compensation or benefit plans or arrangements not contemplated by Sections 6.11(b)(i)-(iii) (a “Post-Closing Benefit Plan”), each Company Employee and Parent Employee shall be credited with his or her years of service with the Company and its Subsidiaries, or Parent and its Subsidiaries, as applicable, and their respective predecessors before the Effective Time, for all purposes to the same extent as such Company Employee or Parent Employee is entitled to credit for such service under Section 6.11(b)(ii) and Section 6.11(b)(iii) if such Post-Closing Benefit Plan was a Company Benefit Plan; provided, however, that with respect to any Post-Closing Benefit Plan that is a defined benefit pension plan or retiree medical plan, each Parent Employee shall be credited with his or her years of service with the Company and its Subsidiaries, or Parent and its Subsidiaries, as applicable, and their respective predecessors before the Effective Time for all purposes to the same extent similarly situated Company Employees are entitled to credit for such service under this Section 6.11(b)(iv), it being understood that the service crediting limitations set out in (ii) will not apply to such Post-Closing Benefit Plan.

(c) Employee Consultation. Parent and the Company shall cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Parent or the Company and their respective Subsidiaries in accordance with all applicable Laws and works council or other bargaining agreements, if any.

(d) Written Communications. The Parties shall provide each other with copies of any material written communication intended for broad-based and general distribution to any current or former Company Employees or Parent Employees if such communications relate to the Transactions and will provide each other with a reasonable opportunity to review such communications prior to distribution.

(e) 2016 Bonuses. Without limiting the generality of Section 6.11(a)(ii):

(i) As soon as reasonably practicable following the Effective Time Parent shall, or shall cause the appropriate Affiliate of Parent to, pay to each Parent Employee who is employed by Parent or its Affiliates as of the Effective Time and who is eligible for an annual cash bonus pursuant to the Parent’s 2016 annual incentive program, an annual cash bonus for the period commencing on January 1, 2016 and ending on the Effective Time as determined in accordance with, and pursuant to, the terms and conditions of the Parent’s 2016 annual incentive program; it being understood and agreed by the Parties that such annual cash bonus shall be (A) based on performance in relation to the 2016 plan year, (B) prorated to the Effective Time, and (C) determined based on Parent financial performance deemed to have been achieved at the greater of (1) 100% of the applicable financial target(s) and (2) actual year-to-date financial performance, adjusted as necessary and appropriate to reflect the shortened performance period with the performance targets or goals adjusted and measured based on the truncated performance period, as disclosed to the Company prior to payment; and

(ii) Each Parent Employee who remains employed by Parent or its Affiliates following the Effective Time shall be eligible for an annual cash bonus for the period commencing on the Effective Time and ending on December 31, 2016 (the “2016 Stub Period”), it being understood and agreed by the Parties that any such annual cash bonus shall have terms and conditions consistent with the terms and conditions of the Parent’s 2016 annual incentive program terms and conditions and shall (1) be based on performance in relation to the 2016 Stub Period, (2) have a target bonus opportunity at least equal to such Parent Employee’s target bonus opportunity for the 2016 plan year under Parent’s 2016 annual incentive program, prorated to reflect the 2016 Stub Period, and (3) have Parent financial performance measures and targets mutually agreed to by Parent and the Company as soon as reasonably practicable prior to the Effective Time.

(f) No Third-Party Beneficiaries. Nothing in this Agreement shall confer upon any Company Employee or Parent Employee any right to continue in the employ or service of Parent or any of its Affiliates, or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or Parent Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.11 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or Parent Benefit Plan, or (ii) create any third-party rights in any current or former service provider or employee of Parent, the Company or any of their respective Affiliates (or any beneficiaries or dependents thereof).

Section 6.12 Pending Parent Transaction. Notwithstanding anything to the contrary in this Agreement, but subject to Section 6.12(b) in the case of Section 6.12(a):

(a) the Company agrees that Parent and the Parent Subsidiaries shall be entitled to take or refrain from taking any and all actions (i) required to be taken or prohibited from being taken under the Pending Parent Transaction Agreement or any Ancillary Agreement, including entrance into any such Ancillary Agreement or (ii) reasonably necessary or advisable to perform their respective obligations under the Pending Parent Transaction Agreement or any Ancillary Agreement or to consummate the Pending Parent Transaction pursuant to the terms of the Pending Parent Transaction Agreement or any Ancillary Agreement.

(b) the Company agrees that Parent and each Parent Subsidiary may enter into any amendment to, or grant any waiver under, the Pending Parent Transaction Agreement; provided that such amendment or waiver does not (i) reduce, change the payment date of, or alter the form of consideration comprising, the Global Purchase Price, (ii) include as a Transferred Asset any branded product or other material asset of Parent or any Parent Subsidiary that is not a Transferred Asset as of the date hereof, (iii) provide for the retention or assumption by Parent or any Parent Subsidiary of any additional material liability (whether or not contingent) or (iv) otherwise materially expand or extend any continuing obligation of, or impose any additional material obligation on, Parent or any of its Affiliates under the Pending Parent Transaction Agreement or any Ancillary Agreement, following the Pending Parent Transaction Closing (in each case, other than as contemplated by the Pending Parent Transaction Agreement or any Ancillary Agreement); provided further that this Section 6.12(b) shall not prohibit or restrict Parent or any Parent Subsidiary from taking the actions contemplated by Section 5.2(b)(iii) of the Parent Disclosure Letter.

(c) Parent shall, and shall cause the Parent Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Pending Parent Transaction pursuant to the terms of the Pending Parent Transaction Agreement; provided, however, this Section 6.12(c) shall not limit Parent’s rights under Section 6.12(a) and (b).

Section 6.13 Integration Planning.

(a) From and after the execution of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law (including Antitrust Laws), each Party hereto shall (and shall cause its Representatives to) use reasonable best efforts (i) to cooperate in planning the restructuring and integration of the Company, the Company Subsidiaries and their respective businesses, on the one hand, with Parent, the Parent Subsidiaries and their respective businesses, on the other hand (the “Integration Transactions”); and (ii) notwithstanding anything to the contrary in Section 5.1 or Section 5.2 (including the actions set forth in Section 5.1 of the Company Disclosure Letter or Section 5.2 of the Parent Disclosure Letter), to refrain from taking any actions that would reasonably be expected to cause any Integration Transaction to fail to achieve, in any material respect, any material element of its intended operational, financial and other synergies; provided, however, that Parent and the Parent Subsidiaries and their respective businesses shall not be required to take any action with respect to the implementation of any Integration Transaction that would be reasonably likely to materially and adversely affect the business, operations and structure of Parent and the Parent Subsidiaries considered on a standalone basis without regard to the Transactions. Notwithstanding anything to the contrary set forth in this Section 6.13, the Parties may, designate any competitively sensitive materials provided to the other under this this Section 6.13 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials or its counsel.

(b) If this Agreement is terminated pursuant to Section 8.1, the Company shall upon request by Parent promptly reimburse Parent and the Parent Subsidiaries for all reasonable out-of-pocket fees and expenses (including any professional fees and expenses) and Taxes (but excluding any VAT for which Parent (or any member of a VAT Group of which Parent is a member) is entitled to a refund, repayment or credit from any relevant Tax authority) incurred by Parent and the Parent Subsidiaries, in each case, in connection with any actions taken by Parent or any Parent Subsidiaries pursuant to Section 6.13(a).

Section 6.14 Tax Matters. From and after the execution of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by Law, (a) notwithstanding anything to the contrary in Section 5.1 or Section 5.2 (including the actions set forth in Section 5.1 of the Company Disclosure Letter or Section 5.2 of the Parent Disclosure Letter), each Party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and none of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to so qualify; (b) notwithstanding anything to the contrary in Section 5.1 or Section 5.2 (including the actions set forth in Section 5.1 of the Company Disclosure Letter or Section 5.2 of the Parent Disclosure Letter), none of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, other than as required by this Agreement, take any action that, in combination with the Merger, causes, or could reasonably be expected to cause, the ownership threshold of Section 7874(a)(2)(B)(ii) of the Code to be met; and (c) each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall use reasonable best efforts to execute certificates containing appropriate representations at such time or times as may be reasonably requested by Tax counsel to the Company that are in form and substance acceptable to such counsel, in connection with such counsel’s delivery to the Company of an opinion or opinions rendered in connection with the Transactions.

Section 6.15 Security Holder Litigation. Each Party shall provide the other Party prompt oral notice of any litigation brought by any stockholder or shareholder of that Party, as applicable, against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Merger, this Agreement or any of the Transactions. Unless (a) in the case of such litigation with respect to the Company, the Company Board of Directors has made or is considering making a Company Change of Recommendation or (b) in the case of such litigation with respect to Parent, the Parent Board of Directors has made or is considering making a Parent

Change of Recommendation, each Party shall give the other Party the opportunity to participate (at such other Party’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its Affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.15 and Section 5.1, Section 5.2 or Section 6.2, the provisions of this Section 6.15 shall prevail.

Section 6.16 Proceeds Relating to the Pending Parent Transaction. In connection with the Pending Parent Transaction Closing, Parent shall (or shall cause the Parent Subsidiaries to) use a portion of the cash proceeds received from the Pending Parent Transaction Closing to prepay in full all amounts outstanding under the agreements set forth on Section 6.16 of the Parent Disclosure Letter to the extent, in Parent’s reasonable commercial judgment, it would be advisable to prepay such amounts taking into account the needs of the business and operations of Parent and the Parent Subsidiaries.

Section 6.17 Parent Share Split. Subject to Parent Shareholder Share Split Approval, Parent shall take such actions as are reasonably necessary to effect the Parent Share Split, effective as of immediately prior to the Effective Time.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by mutual agreement of Parent, Merger Sub and the Company, to the extent permitted by applicable Law:

(a) Shareholder Approval. Each of the Company Stockholder Approval and the Parent Shareholder Required Approvals shall have been obtained;

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened;

(c) No Illegality or Injunction. No (i) Law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order or prohibition under any Antitrust Law by any Relevant Authority of competent jurisdiction, in each case, which prohibits consummation of the Merger shall have been enacted or entered and shall continue to be in effect to prohibit consummation of the Merger;

(d) Regulatory Approvals. (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act shall have expired or been terminated, and (ii) all consents of, or filings with, the Relevant Authorities set forth in Section 7.1(d)(ii) of the Company Disclosure Letter and Section 7.1(d)(ii) of the Parent Disclosure Letter shall have been obtained and shall be in full force and effect at the Closing and any applicable waiting period with respect thereto shall have expired or been terminated, as the case may be;

(e) Irish Prospectus. An Irish Prospectus in relation to the Parent Shares shall, if required by Irish Prospectus Law, have been approved by the CBI, and made available to the public in accordance with Irish Prospectus Law;

(f) Parent Share Split. The Parent Share Split shall have occurred; and

(g) Listing. The Parent Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver in writing by Parent) on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first two sentences of Section 3.2(a), the last sentence of Section 3.10 and Section 3.24 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of the Company set forth in Section 3.1(a), Section 3.3(a), Section 3.19 and Section 3.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” or similar qualifiers contained therein (other than in the term “Company Material Contract”)) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect; and

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction (or waiver in writing by the Company) on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in the first two sentences of Section 4.2(a) and the penultimate sentence of Section 4.10 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except for breaches of representations and warranties which are de minimis in the aggregate; (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.1(a), Section 4.3(a), Section 4.19 and Section 4.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to “materiality” or “Parent Material Adverse Effect” or similar qualifiers contained therein (other than in the term “Parent Material Contract”)) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect;

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect; and

(c) Pending Parent Transaction Closing. The Pending Parent Transaction Closing shall have occurred in accordance with the terms of the Pending Parent Transaction Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Required Approvals, if applicable) as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, prior to the Effective Time, if there has been a breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Article VII not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) calendar days following delivery of notice thereof to the defaulting Party by the non-defaulting Party or (ii) three (3) business days before the Outside Date); provided, however, that this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c) by either Parent or the Company, if the Effective Time shall not have occurred by 5:00 pm, New York City time, on October 31, 2016 (the “Outside Date”); provided that if on such date all of the conditions set forth in Article VII have been satisfied or waived (other than the conditions set forth in Section 7.1(a), Section 7.1(b), Section 7.1(d), Section 7.1(e), Section 7.1(f) and Section 7.1(g) and those conditions that by their nature can only be satisfied at the Closing), then the Outside Date shall be automatically extended to 5:00 pm, New York City time on March 31, 2017; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Effective Time not occurring prior to the Outside Date;

(d) by Parent, if, prior to receipt of the Company Stockholder Approval, (i) the Company Board of Directors shall have effected a Company Change of Recommendation in response to a Company Superior Proposal or (ii) the Company Board of Directors shall have effected a Company Change of Recommendation other than in response to a Company Superior Proposal;

(e) by the Company, if, prior to receipt of the Parent Shareholder Required Approvals, (i) the Parent Board of Directors shall have effected a Parent Change of Recommendation in response to a Parent Superior Proposal or (ii) the Parent Board of Directors shall have effected a Parent Change of Recommendation other than in response to a Parent Superior Proposal;

(f) by either the Company or Parent if a Relevant Authority of competent jurisdiction, that is in a jurisdiction that is material to the business and operations of the Company and Parent, taken together, shall have issued a final, non-appealable order, injunction, decree, ruling or Law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(g) by either the Company or Parent, if the Company Special Meeting (as it may be adjourned or postponed) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(h) by either Parent or the Company, if the Parent Special Meeting (as it may be adjourned or postponed) shall have concluded and the Parent Shareholder Required Approvals shall not have been obtained; or

(i) by either Parent or the Company, if following the date hereof, there shall have occurred an Adverse Tax Law Change.

Section 8.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall terminate (except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.14 shall survive such termination) and there shall be no liability on the part of Parent, Merger Sub or Allergan Medical Sàrl (“Allergan Medical”), on the one hand, or the Company, on the other hand, to the other except (i) as provided in Section 8.2(b) or Section 8.2(c), as applicable, or (ii) liability arising out of or resulting from fraud or a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

(b) Reimbursement of Parent Expenses; Company Termination Fee.

(i) If (A) the Company terminates this Agreement pursuant to Section 8.1(i), (B) either the Company or Parent terminates this Agreement pursuant to Section 8.1(g) and the Parent Shareholder Required Approvals have been obtained or (C) Parent terminates this Agreement pursuant to Section 8.1(d) and the Parent Board of Directors has not made a Parent Change of Recommendation, and Parent confirms to the Company in writing that the Parent Board of Directors has determined in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that it continues to make the Parent Board Recommendation and does not intend to make a Parent Change of Recommendation, then, in each case, within three (3) business days after such termination, the Company shall pay or cause to be paid to Parent (i) any and all documented fees and expenses of third parties (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives) and (ii) the costs, fees and expenses set forth on Section 8.2(b)(i) of the Parent Disclosure Letter, but excluding any VAT for which Parent (or any member of a VAT Group of which Parent is a member) is entitled to a refund, repayment or credit from any relevant Tax authority, actually incurred, paid or payable by or on behalf of Parent or any of its Subsidiaries in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of this Agreement and the Transactions (the “Parent Expenses”), in an aggregate amount not to exceed $400 million in cash; provided that the payment by the Company of the Parent Expenses pursuant to this Section 8.2(b)(i) shall not relieve the Company of any obligation to pay the Company No Vote Fee, the Company Termination Fee or the Company Intervening Event Termination Fee pursuant to Section 8.2(b)(ii), Section 8.2(b)(iii), Section 8.2(b)(iv) or Section 8.2(b)(v), as applicable, except to the extent indicated in Section 8.2(b)(ii), Section 8.2(b)(iii), Section 8.2(b)(iv) or Section 8.2(b)(v), as applicable.

(ii) If either the Company or Parent terminates this Agreement pursuant to Section 8.1(g) and the Parent Shareholder Required Approvals have been obtained and there has not been a Parent Change of Recommendation, then within three (3) business days after such termination, the Company shall pay or cause to be paid to Allergan Medical a termination fee equal to $1.5 billion in cash (the “Company No Vote Fee”);

provided that (A) any Parent Expenses paid by the Company to Parent pursuant to Section 8.2(b)(i) shall be credited against, and shall thereby reduce, the amount of the Company No Vote Fee that otherwise would be required to be paid by the Company to Allergan Medical, and (B) the payment by the Company of the Company No Vote Fee pursuant to this Section 8.2(b)(ii) shall not relieve the Company of any obligation to pay the Company Termination Fee or the Company Intervening Event Termination Fee pursuant to Section 8.2(b)(iii) or Section 8.2(b)(v), as applicable, except to the extent indicated in Section 8.2(b)(iii) or Section 8.2(b)(v), as applicable.

(iii) If (A) either Parent or the Company terminates this Agreement pursuant to Section 8.1(g), (B) after the date hereof, a Company Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Company Special Meeting, and (C) (1) any Company Competing Proposal is consummated within twelve (12) months of such termination or (2) the Company enters into a definitive agreement providing for a Company Competing Proposal within twelve (12) months of such termination and such Company Competing Proposal is consummated, then within one (1) business day after the date on which such Company Competing Proposal is consummated, the Company shall pay or cause to be paid to Allergan Medical a fee of $3.5 billion in cash (the “Company Termination Fee”); provided that (x) any Parent Expenses paid by the Company to Parent pursuant to Section 8.2(b)(i) and the Company No Vote Fee paid by the Company pursuant to Section 8.2(b)(ii) shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee that otherwise would be required to be paid by the Company to Allergan Medical. Solely for purposes of this Section 8.2(b)(iii), the term “Company Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that all references to “20%” and “80%” being deemed to be replaced with references to “50%”.

(iv) If (A) Parent terminates this Agreement pursuant to Section 8.1(d)(i) and (B) the Parent Board of Directors has not made a Parent Change of Recommendation, and Parent confirms to the Company in writing that the Parent Board of Directors has determined in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that it continues to make the Parent Board Recommendation and does not intend to make a Parent Change of Recommendation, then within three (3) business days after such termination, the Company shall pay or cause to be paid to Allergan Medical the Company Termination Fee; provided that any Parent Expenses paid by the Company to Parent pursuant to Section 8.2(b)(i) shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee that otherwise would be required to be paid by the Company to Allergan Medical.

(v) If (A) (i) Parent terminates this Agreement pursuant to Section 8.1(d)(ii) and (ii) the Parent Board of Directors has not made a Parent Change of Recommendation, and Parent confirms to the Company in writing that the Parent Board of Directors has determined in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that it continues to make the Parent Board Recommendation and does not intend to make a Parent Change of Recommendation or (B) either Parent or the Company terminates this Agreement pursuant to Section 8.1(g) and there has been a Company Change of Recommendation other than in response to a Company Superior Proposal, then within three (3) business days after such termination, the Company shall pay or cause to be paid to Allergan Medical the Company Intervening Event Termination Fee; provided that any Parent Expenses paid by the Company to Parent pursuant to Section 8.2(b)(i) and any Company No Vote Fee paid by the Company to Allergan Medical pursuant to Section 8.2(b)(ii) shall be credited against, and shall thereby reduce, such Company Intervening Event Termination Fee.

(vi) In the event any amount is payable by the Company pursuant to the preceding clause (i), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. In the event any amount is payable by the Company pursuant to the preceding clauses (ii), (iii), (iv) or (v), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Allergan Medical. In no event shall the Company be obligated to reimburse the Parent Expenses or pay the Company No Vote Fee, the Company Termination Fee or the Company Intervening Event Termination Fee on more than one (1) occasion each, and in no event shall the aggregate payments pursuant to this Section 8.2(b) exceed the Company Termination Fee.

(vii) Any payment made pursuant to this Section 8.2(b) shall be made free and clear of any United States federal withholding Tax; provided that (A) Parent has delivered to the Company, in advance of the payment, an opinion of nationally recognized Tax counsel, which counsel is reasonably acceptable to the Company, that concludes that United States federal withholding Tax should not be required to be withheld by the Company in respect of such payment and (B) Parent and Allergan Medical shall have provided to the Company, in advance of the payment, a properly completed original IRS Form W-8 and/or such other documentation required under the Code to establish that Allergan Medical is not subject to deduction or withholding of United States federal withholding Tax with respect to the payment. Parent hereby agrees to indemnify the Company for any liability with respect to any United States federal withholding Tax imposed on any payment made pursuant to this Section 8.2(b), and further agrees to indemnify and hold the Company harmless (on an “after Tax basis”) against any losses, damages, or reasonable expenses (including attorney’s and accountant’s fees) for which the Company has not otherwise been reimbursed arising out of or related to the Company’s agreement not to withhold United States federal withholding Taxes from such payment, such indemnity obligations to remain in effect until thirty (30) days following the expiration of the statute of limitations with respect to the collection of such Taxes. For these purposes, “after-Tax basis” means that to the extent that the amount payable pursuant to this Section 8.2(b)(vii) is subject to a deduction or withholding required by law in respect of Tax or is subject to any Tax in the hands of the Company, it shall be increased as necessary so as to ensure that, after taking into account the amount in respect of Tax required to be deducted or withheld from, and the Tax imposed on, such amount, the Company receives an amount equal to the amount it would have received had no such Tax been deducted, withheld or imposed. In connection with any proceeding commenced against the Company by a U.S. Tax authority with respect to having not withheld on a payment made to Parent or Allergan Medical pursuant to this Section 8.2(b), the Parties shall reasonably cooperate to resolve any such proceeding.

(viii) The Company confirms that it is established outside of the European Union for VAT purposes.

(ix) “Company Intervening Event Termination Fee” means: (A) if the Company Change of Recommendation (other than in response to a Company Superior Proposal) shall occur on or prior to March 1, 2016, then $3.0 billion; and (B) if the Company Change of Recommendation (other than in response to a Company Superior Proposal) shall occur after March 1, 2016, then $3.5 billion.

(c) Reimbursement of Company Expenses; Parent Termination Fee.

(i) If (A) Parent terminates this Agreement pursuant to Section 8.1(i), (B) either the Company or Parent terminates this Agreement pursuant to Section 8.1(h) and the Company Stockholder Approval has been obtained or (C) the Company terminates this Agreement pursuant to Section 8.1(e) and the Company Board of Directors has not made a Company Change of Recommendation, and the Company confirms to Parent in writing that the Company Board of Directors has determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that it continues to make the Company Board Recommendation and does not intend to make a Company Change of Recommendation, then, in each case, within three (3) business days after such termination, Parent shall pay or cause to be paid to the Company (i) any and all documented fees and expenses of third parties (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives) and (ii) the costs, fees and expenses set forth on Section 8.2(c)(i) of the Company Disclosure Letter, actually incurred, paid or payable by or on behalf of the Company or any of its Subsidiaries in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of this Agreement and the Transactions (the “Company Expenses”), in an aggregate amount not to exceed $400 million in cash; provided that the payment by Parent of the Company Expenses pursuant to this Section 8.2(c)(i) shall not relieve Allergan Medical of any obligation to pay the Parent No Vote Fee, the Parent Termination Fee or the Parent Intervening Event Termination Fee pursuant to Section 8.2(c)(ii), Section 8.2(c)(iii), Section 8.2(c)(iv) or Section 8.2(c)(v), as applicable, except to the extent indicated in Section 8.2(c)(ii), Section 8.2(c)(iii), Section 8.2(c)(iv) or Section 8.2(c)(v), as applicable.

(ii) If either the Company or Parent terminates this Agreement pursuant to Section 8.1(h) and the Company Stockholder Approval has been obtained and there has not been a Company Change of Recommendation, then, within three (3) business days after such termination, Allergan Medical shall pay or cause to be paid to the Company a termination fee equal to $1.5 billion in cash (the “Parent No Vote Fee”); provided that (A) any Company Expenses paid by Parent to the Company pursuant to Section 8.2(c)(i) shall be credited against, and shall thereby reduce, the amount of the Parent No Vote Fee that otherwise would be required to be paid by Allergan Medical to the Company and (B) the payment by Allergan Medical of the Parent No Vote Fee pursuant to this Section 8.2(c)(ii) shall not relieve Allergan Medical of any obligation to pay the Parent Termination Fee or the Parent Intervening Event Termination Fee pursuant to Section 8.2(c)(iii) or Section 8.2(c)(v), as applicable, except to the extent indicated in Section 8.2(c)(iii) or Section 8.2(c)(v), as applicable.

(iii) If (A) either Parent or the Company terminates this Agreement pursuant to Section 8.1(h), (B) after the date hereof, a Parent Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Parent Special Meeting, and (C) (1) any Parent Competing Proposal is consummated within twelve (12) months of such termination or (2) Parent enters into a definitive agreement providing for a Parent Competing Proposal within twelve (12) months of such termination and such Parent Competing Proposal is consummated, then, within one (1) business day following the date on which such Parent Competing Proposal is consummated, Allergan Medical shall pay or cause to be paid to the Company a fee of $3.5 billion in cash (the “Parent Termination Fee”); provided that any Company Expenses paid by Parent to the Company pursuant to Section 8.2(c)(i) and any Parent No Vote Fee paid by Allergan Medical to the Company pursuant to Section 8.2(c)(ii) shall be credited against, and shall thereby reduce, the amount of the Parent Termination Fee that otherwise would be required to be paid by Allergan Medical to the Company. Solely for purposes of this Section 8.2(c)(iii), the term “Parent Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that all references to “20%” and “80%” being deemed to be replaced with references to “50%”.

(iv) If (A) the Company terminates this Agreement pursuant to Section 8.1(e)(i) and (B) the Company Board of Directors has not made a Company Change of Recommendation, and the Company confirms to Parent in writing that the Company Board of Directors has determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that it continues to make the Company Board Recommendation and does not intend to make a Company Change of Recommendation, then within three (3) business days after such termination, Allergan Medical shall pay or cause to be paid to the Company the Parent Termination Fee; provided that any Company Expenses paid by Parent to the Company pursuant to Section 8.2(c)(i) shall be credited against, and shall thereby reduce, the amount of the Parent Termination Fee that otherwise would be required to be paid by Allergan Medical to the Company.

(v) If (A) (i) the Company terminates this Agreement pursuant to Section 8.1(e)(ii) and (ii) the Company Board of Directors has not made a Company Change of Recommendation, and the Company confirms to Parent in writing that the Company Board of Directors has determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that it continues to make the Company Board Recommendation and does not intend to make a Company Change of Recommendation or (B) either Parent or the Company terminates this Agreement pursuant to Section 8.1(h) and there has been a Parent Change of Recommendation other than in response to a Parent Superior Proposal, then within three (3) business days after such termination, Allergan Medical shall pay or cause to be paid to the Company the Parent Intervening Event Termination Fee; provided that any Company Expenses paid by Parent to the Company pursuant to Section 8.2(c)(i) and the Parent No Vote Fee paid by Parent to the Company pursuant to Section 8.2(c)(ii) shall be credited against, and shall thereby reduce, such Parent Intervening Event Termination Fee.

(vi) In the event any amount is payable pursuant to the preceding clauses (i), (ii), (iii), (iv) or (v) such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. In no event shall Parent be obligated to reimburse the Company Expenses or Allergan Medical be obligated to pay the Parent No Vote Fee, the Parent Termination Fee or the Parent Intervening Event Termination Fee on more than one (1) occasion each, and in no event shall the aggregate payments pursuant to this Section 8.2(c) exceed the Parent Termination Fee. In no event shall Parent be obligated to pay the Parent No Vote Fee, the Parent Termination Fee or the Parent Intervening Event Termination Fee, except in the limited circumstances set forth in Section 9.14.

(vii) “Parent Intervening Event Termination Fee” means: (a) if the Parent Change of Recommendation (other than in response to a Parent Superior Proposal) shall occur on or prior to March 1, 2016, then $3.0 billion; and (b) if the Parent Change of Recommendation (other than in response to a Parent Superior Proposal) shall occur after March 1, 2016, then $3.5 billion.

(d) Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. In addition, if the Company or Parent or Allergan Medical, as applicable, shall fail to pay any amounts due pursuant to Section 8.2(b) or Section 8.2(c), as applicable, and, in order to obtain such payment, the Company or Parent or Allergan Medical, as applicable, commences a suit that results in a judgment against the other Party for the amounts set forth in this Section 8.2, the Company or Parent or Allergan Medical, as applicable shall also pay to the other Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.2 from the date such payment was required to be made until the date of payment at the prime lending rate as published The Wall Street Journal in effect on the date such payment was required to be made. Except with respect to liability or damage resulting from fraud or a Willful Breach by the Company, Parent or Allergan Medical, as applicable, of any of their respective representations, warranties, covenants or agreements set forth in this Agreement, if this Agreement is terminated in accordance with its terms and such termination gives rise to the obligation of (i) the Company to pay the Company Termination Fee or the Company Intervening Event Termination Fee pursuant to, and such fee is paid to Allergan Medical pursuant to, Section 8.2(b)(iii), Section 8.2(b)(iv) or Section 8.2(b)(v), or (ii) Allergan Medical to pay the Parent Termination Fee or the Parent Intervening Event Termination Fee pursuant to, and such fee is paid to the Company pursuant, to Section 8.2(c)(iii), Section 8.2(c)(iv) or Section 8.2(c)(v), then in each such case, the payment of such fee shall be considered Parent’s and Allergan Medical’s sole and exclusive remedy against the Company or the Company’s sole and exclusive remedy against Allergan Medical and Parent, respectively, for any liability or damage relating to or arising out of this Agreement or the Transactions.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Required Approvals, as applicable, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the receipt of the Company Stockholder Approval and the Parent Shareholder Required Approvals, as applicable, no amendment shall be made which by Law requires further approval by the holders of Company Shares or the holders of Parent Shares, as applicable, without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any of Parent,

Merger Sub, Allergan Medical or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent, Merger Sub, Allergan Medical or the Company, as applicable, contained herein. Any agreement on the part of Parent, Merger Sub, Allergan Medical or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent, Merger Sub, Allergan Medical or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.3 Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent and the Company shall share equally all Expenses incurred in connection with printing, filing and mailing the Joint Proxy Statement/Prospectus and Form S-4, and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement/Prospectus and Form S-4.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent if sent by facsimile to the Party to be notified; provided, however, that notice given by facsimile shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 9.4 and either (ii) (A) a duplicate copy of such facsimile notice is promptly given by one of the other methods described in this Section 9.4 or (B) the receiving Party delivers a written confirmation of receipt for such notice by facsimile or any other method described in this Section 9.4, or (c) when delivered if sent by a courier (with confirmation of delivery) to the Party to be notified; in each case at the following address:

and if to the Company, to:

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

Attention:      Douglas M. Lankler

                      Bryan A. Supran

Facsimile:     212-573-0768

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:      Edward D. Herlihy

                      David K. Lam

Facsimile:     (212) 403-2000

and

A & L Goodbody

1 North Wall Quay

International Financial Services Centre

Dublin 1, Ireland

Attention:     Alan Casey

                     Mark Ward

Facsimile:    +353 (0) 1 649 2649

if to Parent, Merger Sub or Allergan Medical, to:

Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

Attention:     Chief Legal Officer and Secretary

Facsimile:     862-261-8223

with a copy to:

Allergan plc

Morris Corporate Center III

400 Interspace Parkway

Parsippany, New Jersey 07054

Attention:     Chief Legal Officer and Corporate Secretary

Facsimile:     862-261-8223

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:     Paul J. Shim

                     James E. Langston

Facsimile:    (212) 225-3999

and

Arthur Cox

Earlsfort Centre

Earlsfort Terrace

Dublin, Ireland D02 CK83

Attention:  Geoff Moore

                  Christopher McLaughlin

Facsimile: +353 1 618 0618

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Adverse Tax Law Change” shall mean (x) any change in applicable Law (whether or not such change in Law is yet effective) with respect to Section 7874 of the Code (or any other U.S. Tax Law), (y) the issuance of an official interpretation of applicable Law, as set forth in published guidance by the IRS (other than News Releases) (whether or not such change in official interpretation is yet effective), or (z) the passage of a bill or bills that would implement such a change in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of a nationally recognized U.S. Tax counsel, would cause Parent to be treated as a United States domestic corporation for United States federal income Tax purposes following completion of the Transactions (it being agreed that, for this purpose, U.S. Tax counsel shall be entitled to make such reasonable assumptions as to the relevant facts and, with respect to notices described in Section 7805(b) of the Code published in the Internal Revenue Bulletin that announce the intention to issue future regulations, the most likely form that such regulations will take).

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Antitrust Laws” mean any antitrust, competition, trade regulation or foreign investment Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, or to prohibit, restrict or regulate foreign investment.

“Bribery Act” means the United Kingdom Bribery Act 2010.

“Bribery Legislation” means all and any of the following if and as they may be applicable to the Company, Parent and/or their respective Subsidiaries by their terms: the FCPA; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Parent or the Company or any of their respective Subsidiaries operates.

“business days” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York and Dublin, Ireland are authorized or required by applicable Law to be closed.

“CBI” means the Central Bank of Ireland.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Acts” means the Irish Companies Act 2014 and every statutory modification, reenactment, or replacement thereof for the time being in force.

“Company Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or other material fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute.

“Company Bylaws” means the Amended and Restated Bylaws of the Company in effect on the date hereof.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company in effect on the date hereof.

“Company Competing Proposal” means any bona fide proposal or bona fide offer made by a Person or group (other than a proposal or offer by Parent or any of the Parent Subsidiaries) for (a) the acquisition by any Person of 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of the Company’s Subsidiaries); (b) the acquisition by any Person (or the stockholders of any Person) of 20% or more of the outstanding capital stock, other equity securities or voting power of the Company; or (c) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving the Company as a result of which the holders of the Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof, in each case other than the Merger.

“Company Deferred Compensation Plans” means the Pfizer Inc. Deferred Compensation Plan, the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan, the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors, the Wyeth Supplemental Employee Savings Plan, the Wyeth 2005 (409A) Deferred Compensation Plan, the Wyeth Management Incentive Plan, the Wyeth Directors’ Deferral Plan and the Pharmacia & Upjohn Inc. Long-Term Incentive Plan.

“Company Employees” means employees of the Company and its Subsidiaries.

“Company Equity Plans” means the Pfizer Inc. 2014 Stock Plan, the Pfizer Inc. 2004 Stock Plan, as amended and restated, the Pfizer Inc. 2001 Stock and Incentive Plan, the Warner-Lambert 1996 Stock Plan, the Pfizer Inc. Annual Retainer Unit Award Plan, the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors, the Wyeth Management Incentive Plan and the Pharmacia & Upjohn, Inc. Long-Term Incentive Plan.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Intervening Event” means any Effect that occurs after the date of this Agreement, including any change in or issuance or interpretation of, or proposed change in or issuance or interpretation of, applicable Law (whether or not yet approved or effective); provided, however, that in no event shall the receipt, existence of or terms of any Company Competing Proposal or any inquiry relating thereto or the consequences thereof constitute a Company Intervening Event.

“Company Material Adverse Effect” means any Effect that has a material adverse effect on the assets, business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, but shall not include (i) Effects to the extent arising from (A) changes generally affecting the pharmaceuticals industry or the segments thereof in which the Company and the Company Subsidiaries operate in the United States or elsewhere, (B) changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (C) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (D) changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or GAAP or other accounting standards (or interpretations thereof), including changes or proposed changes in Law or interpretation thereof of the type described in Section 8.1(i) (irrespective of whether such change or proposed change would give rise to the right to terminate this Agreement under Section 8.1(i)) (provided that in each of the foregoing clauses (A)-(D), such events may be taken into account to the extent the Company is disproportionately affected relative to other similarly situated companies) or (E) actions of the Company or any Company Subsidiary which Parent has expressly requested in writing; or (ii) any decline in the stock price of the Company Shares on the NYSE or change in the credit rating of the Company or any Company Subsidiary or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline, change or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Company Material Adverse Effect); or (iii) any Effect resulting from the announcement or the existence of this Agreement or the Transactions or the consummation of the Transactions, including any litigation resulting or arising therefrom or with respect thereto (except that this clause (iii) shall not apply with respect to the Company’s representations and warranties in Section 3.3(c)).

“Company Products” means all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or behalf of the Company or any Company Subsidiaries and all Products (if any) with respect to which the Company or any Company Subsidiaries has the right to receive payment.

“Company Special Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding stock of the Company entitled to vote upon the approval and adoption of the agreement of merger comprising this Agreement at the Company Special Meeting.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Superior Proposal” means a bona fide proposal or offer constituting a Company Competing Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be (a) more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

“Company VWAP” means the volume-weighted average price per Company Share on the NYSE based upon all NYSE trades in Company Shares during the primary trading session on the NYSE beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), taking into account any adjustments made to reported trades at or prior to 4:10 p.m., New York City time but excluding any after-market trades, as reported by Bloomberg L.P. as displayed under the heading “Bloomberg VWAP” on the Bloomberg page “Pfizer UN<Equity>AQR” (or any other recognized quotation source selected by the Company in its sole discretion if such page is not available or is manifestly erroneous).

“Confidentiality Agreement” means the Confidentiality Agreement, dated August 12, 2014, between Parent and the Company, as the same may be amended from time to time.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense or other commitment or undertaking of any nature that is intended to be legally binding, as in effect as of the date hereof or as may hereinafter be in effect; provided, however, that Contracts shall not include any Company Benefit Plan or Parent Benefit Plan.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any event, development, occurrence, circumstance, state of facts or change.

“EMA” means the European Medicines Agency.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business (whether or not incorporated) that, together with, any other entity, trade or business is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” means United States Food and Drug Administration, as amended.

“Global Trade Laws” means any U.S. or applicable non-U.S. law, regulation or order governing (a) imports, exports, re-exports, or transfers of products, services, software, or technologies from or to the United States or another country; (b) any release of technology or software, controlled for export from the United States, in any foreign country or to any foreign Person (anyone other than a citizen or lawful permanent resident of the United States, or a protected individual as defined by 8 U.S.C. § 1324b(a)(3)) located in the United States or abroad; (c) economic sanctions or embargoes; or (d) compliance with unsanctioned foreign boycotts. This definition includes, but is not limited to, the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, U.S. customs laws, and export, sanctions, and customs laws administered by other countries.

“Government Official” means any official, officer, employee, or representative of any Relevant Authority, any political party or official thereof, any candidate for public office, any official or employee of a public international organization, or any Person acting in an official capacity for or on behalf of any of the foregoing.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and (b) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means all industrial and intellectual property rights under the laws of the United States or any foreign jurisdiction, including proprietary rights in and to: (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, and other source or business identifiers, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations, renewals, recordations, and applications for registration thereof, (d) trade secrets and confidential information, including know-how, concepts, methods, processes, schematics, drawings, formulae, technical data, techniques, protocols, business plans, specifications, research and development information, technology, and business plans to the extent protected as trade secrets or otherwise non-public, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), (f) designs and (g) domain name registrations.

“Irish Prospectus” means the prospectus and any supplementary prospectus to be published, if required by Irish Prospectus Law, by Parent in relation to the Parent Share Issuance, together with the documents and information incorporated by reference therein.

“Irish Prospectus Law” means Part 23 of the Companies Acts, the Irish Prospectus Regulations and the Prospectus Rules.

“Irish Prospectus Regulations” means the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time).

“Irish Takeover Rules” means the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, as amended.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be, as the case may be, the actual knowledge after reasonable inquiry of (a) the Persons listed in Section 9.5(a) of the Parent Disclosure Letter with respect to Parent or Merger Sub, or (b) the Persons listed in Section 9.5(b) of the Company Disclosure Letter with respect to the Company.

“Law” means any federal, state, local, foreign or supranational law, statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license, notice, guidance, guideline, treaty, ruling or permit or other requirements of any Relevant Authority having the force of law or any legal requirements arising under common law principles of law or equity (which, for the avoidance of doubt, shall include notices described in Section 7805(b) of the Code and proposed regulations published in the Internal Revenue Bulletin).

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Mandatory Convertible Preferred” means the 5.500% Mandatory Convertible Preferred Shares, Series A, par value $0.0001 per share of Parent.

“NYSE” means the New York Stock Exchange.

“Parent Authorized Share Capital Increase” means an increase, effective as of or prior to the Effective Time, to the authorized share capital of Parent in an amount sufficient to enable the Parent Share Issuance and the Parent Share Split to be effected or such other amount as the Parties shall agree.

“Parent Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or other material fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is obligated to sponsor, maintain or contribute.

“Parent Board Increase” means an increase to the maximum number of persons who may serve on the Parent Board of Directors, by ordinary resolution pursuant to Article 121 of the Parent Memorandum and Articles of Association so that, effective as of or prior to the Effective Time, fifteen (or such other number as the Company and Parent may mutually agree) persons can serve on the Parent Board of Directors.

“Parent Competing Proposal” means any bona fide proposal or bona fide offer made by a Person or group (other than (i) a proposal or offer by the Company or any of the Company Subsidiaries and (ii) the Pending Parent Transaction) for (a) the acquisition by any Person of 20% or more of the assets of Parent and the Parent Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of the Parent Subsidiaries); (b) the acquisition by any Person (or the stockholders of any Person) of 20% or more of the outstanding Parent Shares; or (c) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Parent as a result of which the holders of Parent Shares immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof, in each case other than the Merger.

“Parent Corporate Amendments” means the Parent Share Split, the Parent Board Increase, the Parent Name Change, the Parent Authorized Share Capital Increase and the Parent Distributable Reserves Creation.

“Parent Corporate Amendments Approvals” means the Parent Shareholder Share Split Approval, the Parent Shareholder Board Increase Approval, the Parent Shareholder Name Change Approval, the Parent Shareholder Authorized Share Capital Increase Approval and the Parent Shareholder Distributable Reserves Approval.

“Parent Distributable Reserves Creation” means the reduction of the share premium of Parent resulting from (i) the Prior Transactions and (ii) the Transaction, to allow the creation of distributable reserves of Parent in an amount and form that the Parties shall agree.

“Parent Employees” means employees of Parent and its Subsidiaries.

“Parent Equity Award” means any equity award granted under a Parent Equity Plan that is denominated with respect to, or may be paid or settled in, Parent Shares.

“Parent Equity Plans” means the Amended and Restated 2013 Incentive Award Plan of Actavis plc, the Amended and Restated Allergan, Inc. 2011 Incentive Award Plan, the Allergan, Inc. 2008 Incentive Award Plan, the Forest Laboratories, Inc. 2007 Equity Incentive Plan, the 2004 Stock Option Plan of Forest Laboratories, Inc., the 2000 Stock Option Plan of Forest Laboratories, Inc., the Allergan Inc. 1989 Incentive Compensation Plan (Restated November 2000), the Warner Chilcott Equity Incentive Plan, the KYTHERA Biopharmaceuticals, Inc. 2004 Stock Plan, the KYTHERA Biopharmaceuticals, Inc. 2012 Equity Incentive Award Plan, the KYTHERA Biopharmaceuticals, Inc. 2014 Employment Commencement Incentive Plan and the Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan.

“Parent Intervening Event” means any Effect that occurs after the date of this Agreement, including any change in or issuance or interpretation of, or proposed change in or issuance or interpretation of, applicable Law (whether or not yet approved or effective); provided, however, that in no event shall the receipt, existence of or terms of any Parent Competing Proposal or any inquiry relating thereto or the consequences thereof constitute a Parent Intervening Event.

“Parent Material Adverse Effect” means any Effect that has a material adverse effect on the assets, business, results of operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole, but shall not include (i) Effects to the extent arising from (A) changes generally affecting the pharmaceuticals industry or the segments thereof in which Parent and Parent Subsidiaries operate in the United States or elsewhere, (B) changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (C) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (D) changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or GAAP or other accounting standards (or interpretations thereof), including changes or proposed changes in Law or interpretation thereof of the type described in Section 8.1(i) (irrespective of whether such change or proposed change would give rise to the right to terminate this Agreement under Section 8.1(i)) (provided that in each of the foregoing clauses (A)-(D), such events may be taken into account to the extent Parent is disproportionately affected relative to other similarly situated companies) or (E) actions of Parent or any Parent Subsidiary which the Company has expressly requested in writing; or (ii) any decline in the stock price of the Parent Shares on the NYSE or change in the credit rating of Parent or any Parent Subsidiary or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline, change or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Parent Material Adverse Effect); or (iii) any Effect resulting from the announcement or the existence of the Pending Parent Transaction Agreement, this Agreement, the Pending Parent Transaction or the Transactions or the consummation of the Pending Parent Transactions or the Transactions, including any litigation resulting or arising therefrom or with respect thereto (except that this clause (iii) shall not apply with respect to Parent’s representations and warranties in Section 4.3(c)) or (iv) any Effect to the extent solely relating to any of the Pending Parent Transaction Matters (except to the extent that such Effect would impose or relate to any liabilities or obligations of Parent or the Parent Subsidiaries after the completion of the Pending Parent Transaction).

“Parent Name Change” means the issuance of a Certificate of Incorporation on Change of Name by the Irish Companies Registration Office so that, effective as of the Effective Time or as promptly as reasonably practicable thereafter, the name of Parent shall be “Pfizer plc”.

“Parent Products” means all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or behalf of Parent or any Parent Subsidiaries and all Products (if any) with respect to which Parent or any Parent Subsidiaries has the right to receive payment.

“Parent Share Issuance” means the issuance of Parent Shares in connection with the Merger as contemplated by this Agreement.

“Parent Share Split” means a sub-division under the Parent Articles of Association of the Parent Shares whereby, immediately prior to the Effective Time, every issued and unissued Parent Share of nominal value $0.0001 each will be sub-divided into 11.3 Parent Shares.

“Parent Shareholder Approvals” means the Parent Shareholder Issuance Approval and the Parent Corporate Amendments Approvals.

“Parent Shareholder Authorized Share Capital Increase Approval” means the passing of an ordinary resolution by the affirmative vote of holders of Parent Shares representing a majority of the votes cast on the proposal at the Parent Special Meeting approving the Parent Authorized Share Capital Increase.

“Parent Shareholder Board Increase Approval” means the passing of an ordinary resolution by the affirmative vote of holders of Parent Shares representing a majority of the votes cast on the proposal at the Parent Special Meeting approving the Parent Board Increase.

“Parent Shareholder Distributable Reserves Approval” means the passing of a special resolution at the next annual general meeting of the holders of Parent Shares following the date of this Agreement or, if such approval is not obtained at such meeting, the Parent Special Meeting, in either case by the affirmative vote of holders of Parent Shares representing at least 75% of the votes cast on the proposal at such meeting approving the Parent Distributable Reserves Creation.

“Parent Shareholder Issuance Approval” means the passing of an ordinary resolution by the affirmative vote of holders of Parent Shares representing a majority of the votes cast on the proposal at the Parent Special Meeting approving the Parent Share Issuance.

“Parent Shareholder Name Change Approval” means the passing of a special resolution by the affirmative vote of holders of Parent Shares representing at least 75% of the votes cast on the proposal at the Parent Special Meeting approving the Parent Name Change.

“Parent Shareholder Required Approvals” means the Parent Shareholder Issuance Approval, the Parent Shareholder Share Split Approval, the Parent Shareholder Board Increase Approval and the Parent Shareholder Authorized Share Capital Increase Approval. The Parties agree that neither the receipt of the Parent Shareholder Name Change Approval nor the receipt of the Parent Shareholder Distributable Reserves Approval shall be a condition to the consummation of the Merger.

“Parent Shareholder Share Split Approval” means the passing of an ordinary resolution by the affirmative vote of holders of Parent Shares representing a majority of the votes cast on the proposal at the Parent Special Meeting approving the Parent Share Split.

“Parent Special Meeting” means the extraordinary general meeting of the holders of Parent Shares for the purpose of seeking the Parent Shareholder Approvals, including any postponement or adjournment thereof.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Superior Proposal” means a bona fide proposal or offer constituting a Parent Competing Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which the Parent Board of Directors determines in good faith after consultation with Parent’s financial advisors and outside legal to be (a) more favorable to the shareholders of Parent from a financial point of view than the Transactions, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

“Pending Parent Transaction” means the transactions contemplated by the Pending Parent Transaction Agreement.

“Pending Parent Transaction Agreement” means the Master Purchase Agreement, dated as of July 26, 2015, by and between Parent and Teva Pharmaceutical Industries Ltd., amended as of the date hereof pursuant to the letter agreement dated November 11, 2015 by and between Parent and Teva Pharmaceutical Industries Ltd. and as may be further amended in accordance with the terms of this Agreement.

“Pending Parent Transaction Closing” means the “Closing” (as such term is defined in the Pending Parent Transaction Agreement). “Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Relevant Authority or other entity or organization.

“Prior Transactions” means the acquisitions by Parent or its Subsidiaries of Allergan, Inc. and Forest Laboratories, Inc..

“Products” means all “drugs,” “devices” and “biological products” (as those terms are defined in Section 201 of the FDCA and Section 351 of the PHSA) and all generics, biosimilars and over-the-counter products subject to the FDCA, PHSA or any similar Law in any foreign jurisdiction.

“Prospectus Rules” means the Prospectus Rules issued by the CBI pursuant to Section 1363 of the Companies Acts (as amended from time to time).

“Relevant Authority” means any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, division, legislative body (including any congressional committee), political subdivision, bureau or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body, central bank, public international organization or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including the Takeover Panel, the SEC, and the United States Department of the Treasury and the IRS.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent, Merger Sub or the Company, as applicable, and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Significant Subsidiary” means any Subsidiary of the Company or Parent, as applicable, that is material or constitutes a “significant subsidiary” of the Company or Parent, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or antitakeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Relevant Authority or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, escheat, unclaimed property, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Relevant Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Transaction Documents” means this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement.

“VAT” means any Tax imposed by any member state of the European Community in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and any tax similar or replacing the same.

“VAT Group” means a “group” as defined in Section 15 of the Value Added Tax Consolidation Act 2010 and any similar VAT grouping arrangement in any other jurisdiction.

“Willful Breach” means a material breach or failure to perform that is the consequence of an act or omission of a Party, or a Representative or a Subsidiary of such Party, with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

2016 Stub Period	Section 6.11(e)(ii)
Agreement	Preamble
Allergan Medical	Section 8.2(a)
Book-Entry Shares	Section 2.2(b)
Cash Cap Number	Section 2.8(a)
Cash Consideration	Section 2.1(a)
Cash Electing Share	Section 2.1(a)
Cash Election	Section 2.1(a)
Cash Election Number	Section 2.8(b)
Cash Minimum Number	Section 2.8(a)
CERCLA	Section 3.8
Certificate of Merger	Section 1.3
Certificates	Section 2.2(b)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.9(b)
Common Stock Merger Consideration	Section 2.1(a)
Company	Preamble
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 3.2(a)
Company Change of Recommendation	Section 5.3(c)
Company Common Stock	Recitals
Company D&O Insurance	Section 6.4
Company Deferred Awards	Section 2.3(e)
Company Disclosure Letter	Article III
Company Equity Awards	Section 2.3(f)
Company Expenses	Section 8.2(c)(i)
Company Foreign Plan	Section 3.9(e)
Company Healthcare Laws	Section 3.13(b)
Company Indemnified Parties	Section 6.4
Company Intervening Event Termination Fee	Section 8.2(b)(ix)
Company Leased Real Property	Section 3.17(b)
Company Material Contracts	Section 3.20(a)
Company No Vote Fee	Section 8.2(b)(ii)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.7(c)
Company Permitted Lien	Section 3.17(a)
Company Preferred Shares	Section 3.2(a)
Company PSU Award	Section 2.3(d)
Company Regulatory Agency	Section 3.13(a)
Company Regulatory Permits	Section 3.13(a)
Company Restricted Shares	Section 3.9(f)
Company RSU Award	Section 2.3(c)
Company SEC Documents	Section 3.4(a)
Company Shares	Recitals
Company Stock Option	Section 2.3(a)
Company Termination Fee	Section 8.2(b)(iii)
Company TSRU Award	Section 2.3(b)

Continuation Period	Section 6.11(a)(i)
DGCL	Recitals
Dissenting Shares	Section 2.6
DOJ	Section 6.2(b)
Effective Time	Section 1.3
Election	Section 2.7(a)
Election Deadline	Section 2.7(d)
Environmental Laws	Section 3.8
Environmental Liability	Section 3.8
Environmental Permits	Section 3.8
Excess Shares	Section 2.5(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)
Existing Parent Holder	Section 2.5(c)
FDCA	Section 3.13(a)
Form of Election	Section 2.7(b)
Form S-4	Section 3.12
Fractional Share Consideration	Section 2.5(b)
FTC	Section 6.2(b)
GAAP	Section 3.4(b)
Guaranteed Obligations	Section 9.14
Hazardous Substance	Section 3.8
Holder	Section 2.7
Indemnified Parties	Section 6.4
Integration Transactions	Section 6.13(a)
Joint Proxy Statement/Prospectus	Section 3.12
Mailing Date	Section 5.5(c)
Maximum Cash Amount	Section 2.8(a)
Meeting Date	Section 5.5(c)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Minimum Cash Amount	Section 2.8(a)
New Plans	Section 6.11(b)(ii)
Old Plans	Section 6.11(b)(ii)
Outside Date	Section 8.1(c)
Parent	Preamble
Parent Board of Directors	Recitals
Parent Board Recommendation	Recitals
Parent Capitalization Date	Section 4.2(a)
Parent Change of Recommendation	Section 5.4(c)
Parent D&O Insurance	Section 6.4
Parent Disclosure Letter	Article IV
Parent Euro-Denominated Shares	Section 4.2(a)
Parent Expenses	Section 8.2(b)(i)
Parent Foreign Plan	Section 4.9(e)
Parent Healthcare Laws	Section 4.13(b)
Parent Indemnified Parties	Section 6.4
Parent Intervening Event Termination Fee	Section 8.2(c)(vii)
Parent Leased Real Property	Section 4.17(b)
Parent Material Contracts	Section 4.20(a)

Parent Memorandum and Articles of Association	Section 4.1(a)
Parent No Vote Fee	Section 8.2(c)(ii)
Parent Owned Real Property	Section 4.17(a)
Parent Permits	Section 4.7(c)
Parent Permitted Lien	Section 4.17(a)
Parent Predecessor Entity	Section 4.4(a)
Parent Preferred Shares	Section 4.2(a)
Parent PSU Award	Section 2.3(d)
Parent Regulatory Agency	Section 4.13(a)
Parent Regulatory Permits	Section 4.13(a)
Parent RSU Award	Section 2.3(c)
Parent SEC Documents	Section 4.4(a)
Parent Shares	Section 4.2(a)
Parent Stock Option	Section 2.3(a)
Parent Termination Fee	Section 8.2(c)(iii)
Parent TSRU Award	Section 2.3(b)
Parties	Preamble
Party	Preamble
Pending Parent Transaction Matters	Article IV
Per Share Cash Amount	Section 2.1(a)
Person	Section 5.3(g)
PHSA	Section 3.13(a)
Post-Closing Benefit Plan	Section 6.11(b)(iv)
Preferred Stock Merger Consideration	Section 2.1(b)
RCRA	Section 3.8
Release	Section 3.8
Removal, Remedial or Response	Section 3.8
Sarbanes-Oxley Act	Section 3.5
Share Consideration	Section 2.1(a)
Share Electing Share	Section 2.1(a)
Share Election	Section 2.1(a)
Share Split Ratio	Section 2.5(c)
Shortfall Number	Section 2.8(d)
Surviving Corporation	Section 1.1
Transactions	Recitals
Transfer Agent	Section 2.5(c)

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, clauses, schedules or paragraphs, such reference shall be to a Section, clause, schedule or paragraph of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The words “hereof”, “herein” and “hereunder” and word of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context requires otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The phrase “ordinary course of business” as used in this Agreement shall be deemed to mean “the ordinary course of business consistent with past practice”. The term “dollars” and character “$” shall mean United States dollars. Capitalized terms used in Section 6.12 and the proviso to the preamble to Article IV and not otherwise defined herein shall have the meaning set forth in the Pending Parent Transaction Agreement.

Section 9.8 Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.9 Entire Agreement; Third-Party Beneficiaries.

(a) The Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 6.4 (but only following the Effective Time), no provision of this Agreement (including Section 8.2(a) and including the Company Disclosure Letter and the Parent Disclosure Letter) or the Confidentiality Agreement is intended to confer upon any Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.1 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER, AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that either Party may assign its rights or interests hereunder, in whole or in part, to any of its wholly owned Subsidiaries, provided that no such assignment shall relieve such Party of its obligations hereunder. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14 Guaranty. Parent irrevocably and unconditionally guarantees to the Company the due and punctual performance of the obligations of Allergan Medical under Section 8.2 of this Agreement (the “Guaranteed Obligations”) subject to the conditions hereunder. If, for any reason whatsoever, Allergan Medical shall fail or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, Parent will forthwith pay and cause to be paid in lawful currency of the United States, or perform or cause to be performed, the Guaranteed Obligations. Parent hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Allergan Medical, any right to require the prior disposition of the assets of Allergan Medical to meet their respective obligations, notice, protest and all demands whatsoever.

Section 9.15 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article VIII (other than with respect to the provisions of this Agreement that survive termination), each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 9.15 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.15 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.15, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

(Remainder of Page Intentionally Left Blank)

PFIZER INC.

By:	/s/ Ian C. Read
Name: Ian C. Read Title: Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

ALLERGAN PLC

By:	/s/ Brenton L. Saunders
Name: Brenton L. Saunders Title: Chief Executive Officer and President

[Signature Page to Merger Agreement]

WATSON MERGER SUB INC.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey Title: President

[Signature Page to Merger Agreement]

ALLERGAN MEDICAL S.À R.L, solely for purposes of Section 8.2 and, to the extent related thereto, Article IX

By:	/s/ Maria Teresa Hilado
Name: Maria Teresa Hilado Title: Authorized Signatory

[Signature Page to Merger Agreement]

Exhibit A1

FORM OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

WATSON MERGER SUB INC.

Watson Merger Sub Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), hereby certifies as follows:

ARTICLE ONE

The name of the Company is Watson Merger Sub Inc. (the “Company”).

ARTICLE TWO

The address of the registered office of the Company in the State of Delaware is Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the Company’s registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE THREE

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE FOUR

The total number of shares of stock which the Company is authorized to issue is [ ] shares of stock, of which [ ] shares shall be designated common stock (the “Common Stock”) and [ ] shares shall be designated preferred stock (the “Preferred Stock”), all of which shares of Preferred Stock are presently undesignated to a series. The board of directors (the “Board of Directors”) of the Company is hereby authorized from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by this Amended and Restated Certificate of Incorporation (this “Certificate”), as amended from time to time, and to determine with respect to each such series the voting powers, if any (which voting powers if granted may be full or limited), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions relating thereto (including, without limiting the generality of the foregoing, (i) the voting rights relating to shares of Preferred Stock of any series, which may be one or more votes per share or a fraction of a vote per share, which may vary over time and which may be applicable generally or only upon the happening and continuance of stated events or conditions, (ii) the rate of dividend to which holders of Preferred Stock of any series may be entitled, which may be cumulative or noncumulative, (iii) the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution or winding up of the affairs of the Company, (iv) the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property or assets of the Company or any subsidiary of the Company (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable), (v) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and (vi) the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation).

Each share of Preferred Stock shall have a par value of $[    ] and each share of Common Stock shall have a par value of $[    ].

ARTICLE FIVE

The number of directors of the Company shall be such as from time to time fixed by, or in the manner provided in, the Bylaws of the Company (the “Bylaws”). Unless, and except to the extent that, the Bylaws so require, the election of directors need not be by written ballot.

ARTICLE SIX

The Board of Directors of the Company may from time to time adopt, amend or repeal the Bylaws, subject to the power of the stockholders to adopt any Bylaws or to amend or repeal any Bylaws adopted, amended or repealed by the Board of Directors.

ARTICLE SEVEN

The directors shall have powers without the assent or vote of the stockholders to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Company; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

ARTICLE EIGHT

The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Company which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Company and upon all the stockholders as though it had been approved or ratified by every stockholder of the Company, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest or for any other reason.

ARTICLE NINE

In addition to the powers and authorities herein before or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company subject, nevertheless, to the provisions of the statutes of the State of Delaware, of this

Certificate and of any Bylaws from time to time made by the stockholders; provided, however, that no Bylaws so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.

ARTICLE TEN

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

ARTICLE ELEVEN

(a) The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another company or of a partnership, joint venture, trust, nonprofit entity, or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the Company.

(b) The Company shall pay the expenses (including attorneys’ fees) incurred by an officer or director of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition, upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it shall ultimately be determined that the director or officer is not entitled to be indemnified. Payment of such expenses incurred by former directors and officers, or by any other employees and agents of the Company, may be made by the Company, subject to such terms and conditions as the General Counsel in his or her discretion deems appropriate.

(c) If a claim for indemnification or payment of expenses (including attorneys’ fees) under this Article Eleven is not paid in full within sixty days after a written claim therefor has been received by the Company the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

(d) The right conferred on any person by this Article Eleven shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

(e) The Company’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other company, partnership, joint venture, trust, nonprofit entity, or other enterprise.

(f) Any repeal or modification of the foregoing provisions of this Article Eleven shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE TWELVE

Section 203 of the Delaware General Corporation Law of shall not apply to the Company.

ARTICLE THIRTEEN

The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned officer on [    ].

Name:	[ ]
Title:	Secretary

[Signature Page to Certificate of Incorporation of Watson Merger Sub Inc.]

Exhibit A2

FORM OF BYLAWS

OF

WATSON MERGER SUB, INC.

ARTICLE I

OFFICES

SECTION 1. REGISTERED OFFICE. The registered office shall be established and maintained at the office of The Corporation Trust Company, in the City of Wilmington, in the County of New Castle, in the State of Delaware 19801, and said corporation shall be the registered agent of this corporation in charge thereof.

SECTION 2. OTHER OFFICES. The corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II

MEETING OF STOCKHOLDERS

SECTION 1. ANNUAL MEETINGS. Annual meetings of stockholders for the election of directors, and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting.

If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next business day. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of the meeting.

SECTION 2. SPECIAL MEETINGS. Meetings of stockholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of meeting.

SECTION 3. VOTING. Each stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation and in accordance with the provisions of these Bylaws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

A complete list of the stockholders entitled to vote at the ensuing election, arranged in alphabetical order, with the address of each and the number of shares held by each, shall be open to the examination of any stockholder for any purpose germane to the meeting during ordinary business hours, for a period of at least ten days beginning on the tenth day prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the meeting and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

SECTION 4. QUORUM. Except as otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the presence, in person or by proxy, of stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the stockholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; provided, however, that only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

SECTION 5. SPECIAL MEETINGS. Special meetings of the stockholders for any purpose or purposes may be called by the President or Secretary of the corporation or by resolution of the Board of Directors.

SECTION 6. NOTICE OF MEETINGS. Written notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his, her or its address as it appears on the records of the corporation not less than ten nor more than sixty days before the date of the meeting. No business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

SECTION 7. ACTION WITHOUT MEETING. Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

SECTION 1. NUMBER AND TERM. The number of directors shall be determined by the Board of Directors. The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and takes office. Directors need not be stockholders.

SECTION 2. RESIGNATIONS. Any director or member of a committee of the Board of Directors may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the President or Secretary of the corporation. The acceptance of a resignation shall not be necessary to make it effective.

SECTION 3. VACANCIES. If the office of any director or member of a committee of the Board of Directors becomes vacant, the remaining directors in office, though less than a quorum, by a majority vote, may appoint any qualified person to fill such vacancy and such person shall hold office for the unexpired term and until his successor shall be duly chosen.

SECTION 4. REMOVAL. Except as hereinafter provided, any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote at a special meeting of the stockholders called for the purpose and the vacancies thus created may be filled at the meeting held for the purpose of removal by the affirmative vote of a majority in interest of the stockholders entitled to vote.

SECTION 5. INCREASE OF NUMBER. The number of directors may be increased by amendment of these Bylaws by the affirmative vote of a majority of the directors, though less than a quorum, or by the affirmative vote of a majority interest of the stockholders at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify.

SECTION 6. POWERS. The Board of Directors shall exercise all of the powers of the corporation, except such as are by law, by the Certificate of Incorporation or by these Bylaws conferred upon or reserved to the stockholders.

SECTION 7. COMMITTEES. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, designate one or more committees consisting of one or more directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors creating such committee or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation’s property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution or amending the Bylaws of the corporation; and, unless the resolution, these Bylaws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

SECTION 8. MEETINGS. The newly elected directors may hold their first meeting for the purpose of organization and the transaction of business, if a quorum be present, immediately after the annual meeting of the stockholders or, alternatively, the time and place of such meeting may be fixed by consent in writing of all the directors.

Regular meetings of the directors may be held without notice at such places and times as shall be determined from time to time by resolution of the directors.

Special meetings of the Board of Directors may be called by the President or by the Secretary of the corporation on the written request of any two directors on at least two days’ prior written notice to each director and shall be held at such place or places as may be determined by the director or as may be stated in the notice of the meeting.

Unless otherwise restricted by the Certificate of Incorporation or by these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any such committee, by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation in a meeting shall constitute presence in person at the meeting.

SECTION 9. QUORUM. A majority of the directors shall constitute a quorum for the transaction of business. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned.

SECTION 10. COMPENSATION. Directors shall not receive any stated salary for their services as directors or as members of committees; provided, however, that, by resolution of the Board of Directors, a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity, as an officer, agent or otherwise, and receiving compensation therefor.

SECTION 11. ACTION WITHOUT MEETING. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if prior to such action a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or committee.

ARTICLE IV

OFFICERS

SECTION 1. OFFICERS. The officers of the corporation shall be a President, a Treasurer and a Secretary, all of whom shall be elected by the Board of Directors from time to time and who shall hold office until their successors are elected and qualified. In addition, the Board of Directors may elect a Chairman, one or more Vice Presidents and one or more Assistant Secretaries and Assistant Treasurers as they may deem proper. None of the officers of the corporation need be directors. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. More than two offices may be held by the same person.

SECTION 2. RESIGNATIONS. Any officer may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the President, Secretary or Chairman of the Board of Directors of the corporation. The acceptance of a resignation shall not be necessary to make it effective.

SECTION 3. REMOVAL. Except as hereinafter provided, any officer or officers may be removed either for or without cause at any time by the Board of Directors.

SECTION 4. OTHER OFFICERS AND AGENTS. The Board of Directors may appoint such other officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

SECTION 5. CHAIRMAN. The Chairman of the Board of Directors, if one is elected, shall preside at all meetings of the Board of Directors and he or she shall have and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

SECTION 6. PRESIDENT. The President shall be the chief executive officer of the corporation and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. He or she shall preside at all meetings of the stockholders if present thereat and, in the absence or nonelection of the Chairman of the Board of Directors, at all meetings of the Board of Directors, and shall have general supervision, direction and control of the business of the corporation. Except as the Board of Directors shall authorize the execution thereof in some other manner, he or she shall execute bonds, mortgages and other contracts on behalf of the corporation and shall cause the seal to be affixed to any instrument requiring it and when so affixed the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

SECTION 7. VICE PRESIDENT. Each Vice President shall have such powers and shall perform such duties as shall be assigned to him or her by the directors.

SECTION 8. TREASURER. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the corporation. He or she shall deposit all moneys and other valuables in the name and to the credit of the corporation in such depositaries as may be designated by the Board of Directors.

The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors or the President, taking proper vouchers for such disbursements. He or she shall render to the President and the Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all of his or her transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he or she shall give the corporation a bond for the faithful discharge of his duties in such amount and with such surety as the Board of Directors shall prescribe.

SECTION 9. SECRETARY. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these Bylaws. In case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the President. He or she shall record all the proceedings of the meetings of the corporation and of the directors in a book to be kept for that purpose and shall perform such other duties as may be assigned to him or her by the directors or the President. He or she shall have the custody of the seal of the corporation and shall affix the same to all instruments requiring it, when authorized by the directors or the President, and attest the same.

SECTION 10. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the directors.

ARTICLE V

INDEMNIFICATION

SECTION 1. RIGHT TO INDEMNIFICATION. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity, or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. The corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the corporation.

SECTION 2. PREPAYMENT OF EXPENSES. The corporation shall pay the expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition, upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it shall ultimately be determined that the director or officer is not entitled to be indemnified. Payment of such expenses incurred by former directors and officers, or by any other employees and agents of the corporation, may be made by the corporation, subject to such terms and conditions as the General Counsel in his or her discretion deems appropriate.

SECTION 3. CLAIMS. If a claim for indemnification or payment of expenses (including attorneys’ fees) under this Article V is not paid in full within sixty days after a written claim therefor has been received by the corporation the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

SECTION 4. NONEXCLUSIVITY OF RIGHTS. The right conferred on any person by this Article V shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

SECTION 5. OTHER INDEMNIFICATION. The corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, non profit entity, or other enterprise.

SECTION 6. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VI

MISCELLANEOUS

SECTION 1. UNCERTIFICATED SHARES. Shares of the corporation’s stock shall be issued in uncertificated form.

SECTION 2. TRANSFER OF SHARES. The shares of stock of the corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives. A record shall be made of each transfer and, whenever a transfer shall be made for collateral security and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 3. STOCKHOLDERS RECORD DATE. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting or more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 4. DIVIDENDS. Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividend, there may be set apart out of any funds of the corporation available for dividends such sum or sums as the directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

SECTION 5. SEAL. The corporate seal shall be circular in form and shall contain the name of the corporation, the year of its creation and the words “CORPORATE SEAL DELAWARE”. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 6. FISCAL YEAR. The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

SECTION 7. CHECKS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or agent or agents of the corporation and in such manner as shall be determined from time to time by resolutions of the Board of Directors.

SECTION 8. NOTICE AND WAIVER OF NOTICE. Whenever any notice is required by these Bylaws to be given, personal notice is not meant unless expressly so stated and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his address as it appears on the records of the corporation and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

Whenever any notice whatsoever is required to be given under the provisions of any law or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

AMENDMENTS

These Bylaws may be altered or repealed and Bylaws may be made (i) at any annual meeting of the stockholders (or at any special meeting thereof if notice of the proposed alteration or repeal or Bylaw or Bylaws to be made is contained in the notice of such special meeting) by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereat or (ii) by the affirmative vote of a majority of the Board of Directors, at any regular meeting of the Board of Directors (or at any special meeting of the Board of Directors if notice of the proposed alteration or repeal or Bylaw or Bylaws to be made is contained in the notice of such special meeting) or (iii) by action of the stockholders or the Board of Directors without a meeting as permitted by the laws of the State of Delaware, the Certificate of Incorporation and these Bylaws.

Annex B

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

November 22, 2015

The Board of Directors

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

Members of the Board:

We understand that Pfizer Inc. (“Pfizer”), Allergan plc (“Allergan”) and Watson Merger Sub Inc., a direct wholly owned subsidiary of Allergan (“Merger Sub”), intend to enter into an Agreement and Plan of Merger to be dated as of November 22, 2015 (the “Agreement”) pursuant to which Merger Sub will merge (the “Merger”) with and into Pfizer with Pfizer surviving the Merger and becoming a direct wholly owned subsidiary of Allergan. Pursuant to the Agreement, each issued and outstanding share of common stock, par value $0.05 per share, of Pfizer (subject to certain customary exceptions) will be converted into the right to receive, at the election of the holder thereof and subject to the proration provisions set forth in the Agreement, either (i) one (the “Exchange Ratio”) validly issued, fully paid and nonassessable ordinary share, par value $0.0001 per share, of Allergan or (ii) a per share cash amount based on the volume-weighted average price per share of Pfizer common stock as calculated pursuant to the Agreement (together, the “Common Stock Merger Consideration”). Pursuant to the Agreement, the Exchange Ratio and the Common Stock Merger Consideration take into account the effects of the contemplated Allergan share split whereby, immediately prior to the effective time of the Merger, every issued and unissued Allergan ordinary share will be sub-divided pursuant to Irish law into 11.3 Allergan ordinary shares.

You have asked us to render our opinion as to whether the Common Stock Merger Consideration is fair, from a financial point of view, to the common stockholders of Pfizer.

In the course of performing our reviews and analyses for rendering our opinion, we have:

•	Reviewed a draft of the Agreement dated as of November 22, 2015;

•	Reviewed certain publicly available business and financial information regarding each of Pfizer and Allergan;

•	Reviewed certain non-public business and financial information regarding Pfizer’s and Allergan’s respective businesses and prospects (including certain financial projections for each of Pfizer and Allergan), all as prepared and provided to us by Pfizer’s senior management;

•	Reviewed certain non-public business and financial information regarding Allergan’s business and prospects (including certain financial projections), all as prepared and provided to us by Allergan’s senior management;

•	Reviewed certain estimated transaction-related synergies and estimated costs to achieve such synergies (collectively, “synergy estimates” or “synergies”) expected to result from the Merger, all as prepared and provided to us by Pfizer’s senior management;

•	Discussed with Pfizer’s senior management their strategic and financial rationale for the Merger as well as their views of Pfizer’s and Allergan’s respective businesses, operations, historical and projected financial results and future prospects;

The Board of Directors

Pfizer Inc.

November 22, 2015

•	Discussed with Allergan’s senior management their views of Allergan’s business, operations, historical and projected financial results and future prospects;

•	Reviewed the historical prices, trading multiples and trading volumes of the common shares of Pfizer and the ordinary shares of Allergan;

•	Compared the financial performance of Pfizer and Allergan and the trading multiples and trading activity of the common shares of Pfizer and Allergan with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Pfizer and Allergan;

•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Merger;

•	Performed discounted cash flow analyses based on the financial projections for Pfizer and Allergan and the synergy estimates, in each case as furnished to us by Pfizer;

•	Reviewed the pro forma financial results, financial condition and capitalization of Pfizer/Allergan giving effect to the Merger, all as prepared and provided to us by Pfizer’s senior management; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) furnished by or discussed with Pfizer and Allergan or obtained from public sources, data suppliers and other third parties.

•	We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, synergy estimates, other estimates and other forward-looking information or the assumptions upon which they are based and (iii) have relied upon the assurances of Pfizer’s and Allergan’s (as the case may be) senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, synergy estimates, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

•

Specifically, with respect to any (i) financial projections, synergy estimates, other estimates and other forward-looking information furnished by or discussed with Pfizer and Allergan, (a) we have been advised by Pfizer’s and Allergan’s (as the case may be) senior management, and we have assumed, that such financial projections, synergy estimates, other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Pfizer’s and Allergan’s (as the case may be) senior management as to the expected future performance of Pfizer and Allergan (as the case may be) and the expected amounts and realization of such synergies, and we have assumed that such synergies will be realized in the amounts and at the times projected and (b) we have assumed that such financial projections, synergy estimates, other estimates and other forward-looking information have been reviewed by Pfizer’s Board of Directors with the understanding that the financial projections for each of Pfizer and Allergan as

The Board of Directors

Pfizer Inc.

November 22, 2015

prepared and provided to us by Pfizer’s senior management and the synergy estimates will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Pfizer or Allergan or the solvency or fair value of Pfizer or Allergan, nor have we been furnished with any such appraisals. We have assumed that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We are not expressing any view or rendering any opinion regarding the tax consequences to Pfizer or its stockholders of the Merger. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Pfizer and its other advisors with respect to such matters.

In rendering our opinion, we have assumed that, in all respects material to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Pfizer and Allergan will comply with all terms of the Agreement and (iii) the representations and warranties of Pfizer and Allergan contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Merger will be satisfied without any waiver thereof. We also have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement, without any limitations, restrictions, conditions, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on Pfizer, Allergan, the Merger or its contemplated benefits in any way material to our analyses.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the shares of common stock or other securities of Pfizer and the ordinary shares or other securities of Allergan may trade at any time, including subsequent to the announcement or consummation of the Merger.

We have acted as a financial advisor to Pfizer in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. A portion of our compensation is payable upon announcement of the Merger and will be credited against the fee payable upon consummation of the Merger. In addition, Pfizer has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Guggenheim Securities, LLC (“Guggenheim Securities”) has been engaged since 2012 to act as a financial advisor to Pfizer in connection with its evaluation of various strategic and financial alternatives. In that connection, we are currently engaged and during the past two years have been engaged by Pfizer to provide financial advisory and other investment banking services in connection with various matters unrelated to the Merger, for which we have received (or expect to receive) customary fees. Specifically during the past two years, we served as a financial advisor to Pfizer in connection with (among other matters) its acquisition of Hospira, Inc. earlier this year. Guggenheim Securities has not been engaged during the past two years by Allergan to provide financial advisory or investment banking services for which we received fees. However, we did act as a financial advisor to AqueSys, Inc. in connection with its acquisition by Allergan earlier this year and we have been or may be engaged to provide financial advisory or investment banking services to other third parties with which Allergan may engage in mergers, acquisitions and other such transactions. Guggenheim Securities may in the future seek to provide Pfizer, Allergan and their respective affiliates with certain financial advisory and investment banking services in connection with other matters unrelated to the Merger.

The Board of Directors

Pfizer Inc.

November 22, 2015

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including: asset, investment and wealth management; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to Pfizer, Allergan, other participants in the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Pfizer, Allergan, other participants in the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and our or their directors, officers, employees, consultants and agents may have investments in Pfizer, Allergan, other participants in the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Pfizer, Allergan, other participants in the Merger or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Merger that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to Pfizer’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Common Stock Merger Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus or other such disclosure document to be distributed to the holders of Pfizer common stock in connection with the Merger.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Pfizer’s Board of Directors with respect to the Merger, nor does our opinion constitute advice or a recommendation to any holder of Pfizer common stock or Allergan ordinary shares as to how to vote in connection with the Merger or otherwise or, in the case of Pfizer stockholders, what form of consideration any such holder should elect to receive pursuant to the stock-and-cash election mechanism described in the Agreement (as to which we express no view or opinion). Our opinion does not address Pfizer’s underlying business or financial decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Pfizer or the effects of any other transaction in which Pfizer might engage. Our opinion addresses only the fairness, from a financial point of view, of the Common Stock Merger Consideration to the common stockholders of Pfizer. We do not express any view or opinion as to any other term or aspect of the Merger, the Agreement or any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Merger or the fairness, financial or otherwise, of the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Pfizer or Allergan. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Pfizer’s or Allergan’s directors, officers or employees, or any class of such persons, in connection with the Merger relative to the Common Stock Merger Consideration or otherwise.

The Board of Directors

Pfizer Inc.

November 22, 2015

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Merger Consideration is fair, from a financial point of view, to the common stockholders of Pfizer.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

Annex C

PERSONAL AND CONFIDENTIAL

November 22, 2015

Board of Directors

Pfizer Inc.

235 East 42nd Street

New York, NY 10017

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Allergan plc (“Allergan”) and its affiliates) of the outstanding shares of common stock, par value $0.05 per share (the “Company Shares”), of Pfizer Inc. (the “Company”) of the Common Stock Merger Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 22, 2015 (the “Agreement”), by and among Allergan, Watson Merger Sub, Inc., a wholly owned subsidiary of Allergan (“Acquisition Sub”), the Company and, solely for purposes of Section 8.2 of the Agreement and, to the extent related thereto, Article IX of the Agreement, Allergan Medical Sàrl. The Agreement provides that Acquisition Sub will be merged with and into the Company and each Company Share (other than Company Shares specified in Section 2.1(a) of the Agreement) will be converted into the right to receive, at the election of the holder thereof either (i) 1.000 (the “Exchange Ratio”) validly issued, fully paid and nonassessable ordinary share, par value $0.0001, of Allergan (“Allergan Shares”) or (ii) a cash amount equal to the Per Share Cash Amount (as defined in the Agreement) (together with the Exchange Ratio, the “Common Stock Merger Consideration”). The Common Stock Merger Consideration is subject to proration provisions and certain other procedures and limitations set forth in the Agreement, as to which procedures and limitations we are expressing no opinion, The Agreement provides for an Allergan Share split whereby, immediately prior to the effective time of the Merger, every issued and unissued Allergan Share will be sub-divided pursuant to Irish law into 11.30 Allergan Shares.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Allergan, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted in as joint dealer manager with respect to a change of obligor exchange offer for offerings by Hospira, a subsidiary of the Company, of its 6.050% notes due 2017 (aggregate principal amount $550,000,000), 5.200% notes due 2020 (aggregate principal amount $350,000,000), 5.800% notes due 2023 (aggregate principal amount $350,000,000), and 5.600% notes due 2040 (aggregate principal amount $500,000,000) in 2015. We also have provided certain financial advisory and/or underwriting services to Allergan and/or its affiliates from time to time. We may also in the future provide financial advisory and/or underwriting services to the Company, Allergan and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Allergan for the five years ended

Board of Directors

Pfizer Inc.

November 22, 2015

December 31, 2014 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Allergan; certain other communications from the Company and Allergan to their respective stockholders; certain publicly available research analyst reports for the Company and Allergan; certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Allergan, in each case, as prepared by the Company’s management and approved for our use by the Company (the “Forecasts”), certain internal financial analyses and forecasts for Allergan prepared by its management; and certain synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Allergan and have held discussions with members of the senior management of Allergan regarding their assessment of the past and current business operations, financial condition and future prospects of Allergan; reviewed the reported price and trading activity for the Company Shares and the Allergan Shares; compared certain financial and stock market information for the Company and Allergan with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Allergan or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Allergan or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition or the failure to exercise any right of termination, in each case, the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Allergan and its affiliates) of Company Shares, as of the date hereof, of the Common Stock Merger Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, in connection with the Transaction, whether relative to the Common Stock Merger Consideration to be paid pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Company Shares or Allergan Shares will trade at any time or as to the impact of the Transaction on the solvency

Board of Directors

Pfizer Inc.

November 22, 2015

or viability of the Company or Allergan or the ability of the Company or Allergan to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Merger Consideration to be paid to the holders (other than Allergan and its affiliates) of Company Shares pursuant to the Agreement is fair from a financial point of view to such holders of Company Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

Annex D

November 22, 2015

The Board of Directors

Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value $0.0001 per share (the “Company Common Stock”), of Allergan plc (the “Company”), other than the Acquiror (as defined below) and its affiliates, of the Company Stock Consideration (as defined below) to be issued in the Transaction (as defined below). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Watson Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of the Company, Pfizer Inc. (the “Acquiror”) and Augusta Medical Sàrl, a wholly-owned subsidiary of the Company, the following shall occur (collectively, the “Transaction”): (A) immediately prior to the effective time of the Merger (as defined below), a sub-division will be effected under the Company’s articles of association whereby every issued and unissued share of Company Common Stock of nominal value $0.0001 will be sub-divided into 11.3 shares (the “Company Stock Consideration”) of Company Common Stock (the “Share Split”), (B) Merger Sub will be merged with and into the Acquiror (the “Merger”), (C) at the effective time of the Merger, and taking into account the effects of the Share Split, each outstanding share of common stock, par value $0.05 per share, of the Acquiror (“Acquiror Common Stock”), other than (i) shares of Acquiror Common Stock owned by the Acquiror, the Company, Merger Sub or any subsidiaries of the Acquiror and (ii) Dissenting Shares (as defined in the Agreement), will be converted into the right to receive, at the election of the holder thereof, either (x) 1 share of Company Common Stock (the “Acquiror Stock Consideration”) or (y) an amount in cash (the “Acquiror Cash Consideration”) equal to the volume-weighted average price per share of Acquiror Common Stock on the New York Stock Exchange for the trading day immediately preceding the date on which the Merger becomes effective (the “VWAP”), and (D) at the effective time of the Merger, the Acquiror will become a wholly-owned subsidiary of the Company. The aggregate Acquiror Stock Consideration and the aggregate Acquiror Cash Consideration will be subject to certain proration procedures (the “Proration”) based on the relative number of shares for which Acquiror Stock Consideration and Acquiror Cash Consideration is elected as set forth in the Agreement, as to which we express no view or opinion.

In connection with preparing our opinion, we have (i) reviewed a draft dated November 22, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. Without limiting the generality of the foregoing, we have assumed that the Share Split and the Pending Parent Transaction (as defined in the Agreement) will occur prior to the effective time of the Merger in accordance with the terms of the Agreement and the Pending Parent Transaction Agreement (as defined in the Agreement), respectively. We have also assumed that the Proration, including without limitation the VWAP, will occur on terms and in the amounts discussed with management. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock, other than the Acquiror and its affiliates, of the Company Stock Consideration to be issued as part of the proposed Transaction, and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Company Stock Consideration applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed

Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we or our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we or such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger of the Acquiror’s credit facilities in November 2013, November 2014 and November 2015, joint bookrunner on the Acquiror’s bond offering in May 2014, acting as the financial advisor to the Acquiror in connection with its acquisition of Hospira, Inc. in February 2015, acting as financial advisor to the Company on its announced but not yet closed sale of its generics business to Teva Pharmaceutical Industries, acting as joint bookrunner on the Company’s equity offering in February 2015, acting as joint bookrunner on the Company’s convertible preferred offering in February 2015, acting as joint bookrunner on the Company’s bond offering in March 2015, acting as lead arranger on a credit facility of Actavis Capital SARL in December 2014, acting as lead arranger on two credit facilities of Actavis Capital SARL in March 2015, acting as financial advisor to the Company in connection with its acquisition of Kythera Biopharmaceuticals in October 2015, acting as financial advisor to the Company in connection with its acquisition of Allergan Inc. in March 2015, and providing asset management services during such two year period to the Company and to the Acquiror. For purposes of the preceding sentence, references to transactions involving the Company include certain transactions effected by the Company when it was known as Actavis plc. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and the Acquiror, for which it receives customary compensation or other financial benefits, and we and our affiliates own, in the aggregate, approximately 0.24% of the outstanding capital stock of the Company on a proprietary basis. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Company Stock Consideration to be issued as part of the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock, other than the Acquiror and its affiliates.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Limited. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN LIMITED

J.P. Morgan Limited

Annex E

November 22, 2015

Board of Directors

Allergan plc

1 Grand Canal Square

Docklands

Dublin 2

Ireland

Members of the Board:

We understand that Pfizer Inc. (the “Company”), Allergan plc (the “Parent”), Watson Merger Sub, Inc., a wholly owned subsidiary of the Parent (“Merger Sub”) and Augusta Medical Sarl, a wholly owned subsidiary of Parent, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 22, 2015 (the “Merger Agreement”), which provides, among other things, for (i) a sub-division under the Parent’s Articles of Association of the ordinary shares, par value $0.0001 per share (the “Parent Common Stock”), of the Parent whereby, immediately prior to the Effective Time of the Merger (as defined below), every issued and unissued Parent Share of nominal value $0.0001 each will be sub-divided into 11.3 Parent Common Stock (the “Split Exchange Ratio”) (the “Share Split”), and (ii) the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of common stock, par value $0.05 per share (the “Company Common Stock”), of the Company, other than shares owned by the Company, any of the Company Subsidiaries (as defined in the Merger Agreement), the Parent or Merger Sub, or shares as to which dissenters’ rights have been perfected will be converted into the right to receive, at the election of the holder thereof: (x) one share (the “Merger Exchange Ratio”) of the Parent Common Stock (the “Share Election Consideration”), or (y) a dollar amount per share equal to the Company VWAP (as defined in the Merger Agreement) for the trading day immediately preceding the Effective Time of the Merger (the “Cash Election Consideration”), subject to pro-ration and adjustment as set forth in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Split Exchange Ratio (giving effect to the Merger and taking into account the Share Election Consideration and the Cash Election Consideration payable to holders of Company Common Stock) pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Parent Common Stock (other than the Company and its affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Parent, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Parent, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Parent, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Parent;

7)	Reviewed the pro forma impact of the Merger assuming minimum election to receive Cash Election Consideration on the Parent’s earnings per share, cash flow, consolidated capitalization and financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock;

9)	Compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and the Parent, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Parent of the future financial performance of the Company and Parent. We have been advised by the Parent, and have assumed, with the Parent’s consent, that the financial projections concerning the Parent and the Company, and the strategic, financial, tax and operational benefits anticipated from the Merger by the managements of Parent and Company, are reasonable bases upon which to evaluate the financial prospects of Parent and Company, respectively. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the final Merger Agreement will not differ in any material respects from the draft thereof furnished to us, that the Merger will be a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that following the closing of the Merger, Augusta will not be treated as a U.S. domestic corporation for U.S. tax purposes, under section 7874 of the Code or otherwise, under U.S. tax law. At the Parent’s direction and with its consent, we have also assumed for purposes of our analyses and our opinion, the completion of Parent’s sale of its generics business to Teva Pharmaceutical Industries Inc. prior to closing of the Merger. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment by the managements of the Company and Parent, respectively, of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and Parent; (iii) their ability to retain key employees of the Company and Parent, respectively; and (iv) the validity of, and risks associated with, the Company and Parent’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Parent and the Company and their legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of Parent’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the Parent Common

Stock in the transactions. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Split Exchange Ratio (giving effect to the Merger and taking into account the Share Election Consideration and the Cash Election Consideration payable to holders of Company Common Stock) to the holders of the Parent Common Stock (other than the Company and its affiliates) and does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor does it address the underlying business decision of the Parent to enter into the Merger Agreement. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Parent, nor did we negotiate with any of the parties, other than the Company.

We have acted as financial advisor to the Board of Directors of the Parent in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Parent and the Company and their respective affiliates, and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Parent and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Parent is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following consummation of the Merger or at any time or as to how the shareholders of the Parent and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Split Exchange Ratio (giving effect to the Merger and taking into account the Share Election Consideration and the Cash Election Consideration payable to holders of Company Common Stock) pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Parent Common Stock (other than the Company and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Edward A. Smith
Edward A. Smith Managing Director

Annex F

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex G

List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax

1.	Albania
2.	Armenia
3.	Australia
4.	Austria
5.	Bahrain
6.	Belarus
7.	Belgium
8.	Bosnia & Herzegovina
9.	Botswana
10.	Bulgaria
11.	Canada
12.	Chile
13.	China
14.	Croatia
15.	Cyprus
16.	Czech Republic
17.	Denmark
18.	Egypt
19.	Estonia
20.	Ethiopia
21.	Finland
22.	France
23.	Georgia
24.	Germany
25.	Greece
26.	Hong Kong
27.	Hungary
28.	Iceland
29.	India
30.	Israel
31.	Italy
32.	Japan
33.	Korea
34.	Kuwait
35.	Latvia
36.	Lithuania
37.	Luxembourg
38.	Macedonia
39.	Malaysia
40.	Malta
41.	Mexico
42.	Moldova
43.	Montenegro
44.	Morocco
45.	Netherlands
46.	New Zealand
47.	Norway
48.	Pakistan
49.	Panama
50.	Poland
51.	Portugal
52.	Qatar
53.	Romania
54.	Russia
55.	Saudi Arabia
56.	Serbia
57.	Singapore
58.	Slovak Republic
59.	Slovenia
60.	South Africa
61.	Spain
62.	Sweden
63.	Switzerland
64.	Thailand
65.	Turkey
66.	Ukraine
67.	United Arab Emirates
68.	United Kingdom
69.	USA
70.	Uzbekistan
71.	Vietnam
72.	Zambia

G-1

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Pursuant to the Allergan constitution, subject to the provisions of, and so far as may be permitted by the Companies Act, every director, or other officer of Allergan (other than an auditor) shall be indemnified out of the assets of Allergan against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto including any liability incurred by him or her in defending civil or criminal proceedings which relate to anything done or omitted or alleged to have been done or omitted by him or her as an officer or employee of Allergan and in which judgment is given in his or her favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the court.

Allergan has entered into deeds of indemnification (the “Deeds of Indemnification”) with certain directors and officers of Allergan. The Deeds of Indemnification provide indemnification to such directors and officers to the fullest extent permitted by the laws of Ireland, and in accordance with the Allergan constitution, for all expenses, judgments and fines actually and reasonably incurred in any action or proceeding in which the officer or director is or may be involved in by reason of the fact that he or she is or was an Allergan officer or director, on the terms and conditions set forth in the Deeds of Indemnification. Further, Allergan agrees to advance expenses incurred in defense of these proceedings, on the terms and conditions set forth in the Deeds of Indemnification. The Deeds of Indemnification also provide procedures for requesting and obtaining indemnification and advancement of expenses.

Actavis W.C. Holding Inc. (“U.S. Holdco”), an indirectly wholly owned subsidiary of Allergan, entered into indemnification agreements (the “Holdco Indemnification Agreements”) with certain directors and executive officers of Allergan. The Holdco Indemnification Agreements provide indemnification to such directors and officers to the fullest extent permitted by the DGCL, and in accordance with U.S. Holdco’s Bylaws, for all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any action or proceeding in which the director or officer is or may be involved by reason of the fact that he or she is or was a U.S. Holdco director or officer, on the terms and conditions set forth in the Holdco Indemnification Agreements. Further, U.S. Holdco agrees to advance expenses incurred in defense of these proceedings, on the terms and conditions set forth in the Holdco Indemnification Agreements. The Holdco Indemnification Agreements also provide procedures for requesting and obtaining indemnification and advancement of expenses.

The foregoing summaries are qualified in their entirety by the actual terms and provisions of such arrangements.

Item 21.	Exhibits and Financial Statement Schedules

(a) The exhibits listed below in the “Exhibit Index” are filed as part of, or are incorporated by reference in, this joint proxy/registration statement.

Exhibit Number	Exhibit Description

2.1	Merger Agreement, dated as of November 22, 2015, as amended by Amendment No. 1, dated March 4, 2016, and as it may be further amended from time to time, by and among Pfizer, Allergan and certain other parties named therein including Merger Sub (included as Annex A to this joint proxy statement/prospectus that is a part of this registration statement)

3.1	Certificate of Incorporation of Allergan (incorporated by reference to Exhibit 3.1 to Allergan plc’s Registration Statement on Form S-4, filed with the SEC on July 17, 2015)

3.2	Amended and Restated Memorandum and Articles of Association of Allergan (incorporated by reference to Exhibit 3.1 to Allergan plc’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2015)

5.1	Form of Opinion of Arthur Cox regarding the validity of Allergan ordinary shares

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Allergan plc

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Warner Chilcott Limited

23.3	Consent of BDO USA, LLP, independent registered public accounting firm for Forest Laboratories, Inc.

23.4	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Warner Chilcott plc

23.5	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Allergan, Inc.

23.6	Consent of KPMG LLP, Independent Registered Public Accounting Firm of Pfizer Inc.

23.7	Consent of Arthur Cox (included in Exhibit 5.1)

24.1	Power of Attorney

99.1	Consent of Goldman, Sachs & Co.

99.2	Consent of Guggenheim Partners

99.3	Consent of J.P. Morgan Limited

99.4	Consent of Morgan Stanley & Co. LLC

99.5	List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax (included as Annex G to the joint proxy statement/prospectus that is a part of this registration statement)

99.6	Form of Proxy Voting Card of Allergan**

99.7	Form of Proxy Voting Card of Pfizer**

**	To be filed by amendment.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange

Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(h) That every prospectus (1) that is filed pursuant to paragraph (g) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(j) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(k) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on March 4, 2016.

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey

Name:	A. Robert D. Bailey
Title:	Chief Legal Officer and Corporate Secretary

Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities indicated below on March 4, 2016.

Signature	Title

/s/ Paul M. Bisaro Paul M. Bisaro	Executive Chairman, Director

/s/ Brenton L. Saunders Brenton L. Saunders	Chief Executive Officer, President, Director (Principal Executive Officer)

/s/ Maria Teresa Hilado Maria Teresa Hilado	Chief Financial Officer (Principal Financial Officer)

/s/ James D’Arecca James D’Arecca	Chief Accounting Officer (Principal Accounting Officer)

* Nesli Basgoz, M.D.	Director

* James H. Bloem	Director

* Christopher W. Bodine	Director

* Christopher J. Coughlin	Director

* Michael R. Gallagher	Director

* Catherine M. Klema	Director

* Peter J. McDonnell, M.D.	Director

Signature	Title

* Patrick J. O’Sullivan	Director

* Ronald Taylor	Director

* Fred G. Weiss	Director

*By:	/s/ A. Robert D. Bailey
A. Robert D. Bailey
Attorney-in-fact